Disclaimer This is a PDF version of the Unilever Annual Report and Accounts 2024 and is an exact copy of the printed document provided to Unilever’s shareholders. The Annual Report and Accounts 2024 was filed with the National Storage Mechanism and the Dutch Authority for the Financial Markets in European Single Electronic Format, including a human readable XHMTL version of the Annual Report and Accounts 2024 (the ESEF Format). The Annual Report and Accounts 2024 in ESEF Format is also available on Unilever’s website at www.unilever.com. Only the Annual Report and Accounts 2024 in ESEF Format is the official version for purposes of the ESEF Regulation. Certain sections of the Unilever Annual Report and Accounts 2024 have been audited. These are on pages 138 to 199, and those parts noted as audited within the Directors’ Remuneration Report on pages 95 to 117. The maintenance and integrity of the Unilever website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website. Legislation in the United Kingdom and the Netherlands governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Except where you are a shareholder, this material is provided for information purposes only and is not, in particular, intended to confer any legal rights on you. This Annual Report and Accounts does not constitute an invitation to invest in Unilever shares. Any decisions you make in reliance on this information are solely your responsibility. The information is given as of the dates specified, is not updated, and any forward- looking statements are made subject to the reservations specified in the cautionary statement on the inside back cover of this PDF. Unilever accepts no responsibility for any information on other websites that may be accessed from this site by hyperlinks. Building for consistent, higher performance 2024 was a year of transformation for Unilever. We stepped up our operational performance, sharpened our portfolio, and started to put in place a leaner, more productive organisational model. However, we know there is more work to do to ensure we deliver improvements on a consistent basis. In a world of ever-increasing consumer expectations and rapidly advancing technology, it is more important than ever that we leverage our innovative, market-making and pioneering capabilities. The Growth Action Plan 2030 is our strategic response to these opportunities and challenges. It will enable us to focus, excel and accelerate in the areas that are critical to our future success – unlocking the full potential of Unilever to deliver best-in-class performance for our shareholders and stakeholders. In this report Strategic Report About Unilever 2 Unilever at a glance 4 Our Strategy: Growth Action Plan 2030 Review of the Year 6 Chair’s statement 8 Chief Executive Officer’s statement 10 Unilever Group Financial Review 14 Business Group Review 34 Our People & Culture 36 Sustainability Review Our Performance 38 Financial performance 48 Non-financial performance Our Principal Risks 51 Risk management approach 52 Principal Risks 60 Viability statement Governance Report 64 Governance Report Overview 66 Board of Directors 68 Unilever Leadership Executive (ULE) 70 Operation of the Board 78 Additional Information 81 Report of the Nominating and Corporate Governance Committee 86 Report of the Audit Committee 91 Report of the Corporate Responsibility Committee 95 Directors’ Remuneration Report Financial Statements 120 Statement of Directors’ Responsibilities 121 KPMG LLP’s Independent Auditor’s Report 138 Consolidated Financial Statements Unilever Group 142 Notes to the Consolidated Financial Statements 192 Company Accounts Unilever PLC 195 Notes to the Company Accounts Unilever PLC 200 Group Companies 211 Shareholder Information – Financial calendar 212 Additional Information for US Listing Purposes Sustainability Statement 224 General Information 230 Environmental Disclosures 267 Social Disclosures 287 Governance Disclosures 293 KPMG LLP’s Independent Assurance Report Online You can find more information about Unilever online at www.unilever.com. The Unilever Annual Report and Accounts 2024 (and the Additional Information for US Listing Purposes) along with other relevant documents can be downloaded at www.unilever.com/investors/ annual-report-and-accounts. References to information on websites in this document are included as an aid to their location and such information is not incorporated in, and does not form part of this document. Any website URL is included as text only and is not an active link.

STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS

ABOUT UNILEVER

# Unilever at a glance

We are a global consumer goods business with strong fundamentals and differentiated capabilities.

Unilever

**€60.8bn**

Turnover in 2024

## CATEGORY-FOCUSED ORGANISATION TO ACCELERATE GROWTH



### Beauty & Wellbeing

Hair Care
Prestige Beauty
Skin Care
Wellbeing

**€13.2bn**



### Personal Care

Deodorants
Oral Care
Skin Cleansing

**€13.6bn**



### Home Care

Fabric Cleaning
Fabric Enhancers
Home & Hygiene

**€12.3bn**



### Foods*

Condiments
Cooking Aids & Mini-Meals
Unilever Food Solutions

**€13.4bn**



### Ice Cream

Ice Cream

**€8.3bn**

* Formerly known as Nutrition

## POWERED BY STRONG FUNDAMENTALS AND CAPABILITIES

### GLOBAL FOOTPRINT & REACH

Our brands serve consumers in almost every part of the world.

**Worldwide reach**

**190** countries where our products are sold

**Developed & emerging market strength**

**58%** of Group turnover in emerging markets

### ICONIC PORTFOLIO OF BRANDS

We have around 400 brands meeting consumers' daily needs, from household necessities to premium indulgences.

**High household penetration**

**3.4bn** people use our products every day

**Marketing powerhouse**

**€9.4bn** investment in our brands and marketing

2 **Unilever** Annual Report and Accounts 2024

STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS

ABOUT UNILEVER

## ENGAGED TALENT BASE

**Our people work in factories, offices, distribution warehouses, R&D centres and customer-facing roles across 100+ countries.**

### Highly engaged

**79%** engagement score in our employee survey*

### Employee pride

**87%** of our employees feel proud to work for Unilever*

* Based on 2024 UniVoice survey.

## DIGITAL & TECHNOLOGY-ENABLED OPERATIONS

**We are building a lean and agile supply chain powered by advancements in technology, data and AI.**

### Resilience and cost efficiency

**7** global operational hubs driving efficiencies across our full value chain

### Digitally connected logistics

**24m** customer orders fulfilled annually

## SUPERIOR SCIENCE & TECHNOLOGY

**Our 5,000+ R&D experts are developing innovations to drive unmissable superiority.**

### Investment in R&D

**€987m** spend on R&D

### Fragrance expertise

**€100m** planned multi-year investment to build in-house fragrance capability

## FOCUSED SUSTAINABILITY AGENDA

**We have a more focused, urgent and systemic sustainability agenda, supported by 15 short- and medium-term goals.**

### Decarbonising our operations

**72%** absolute reduction in Scope 1 and 2 greenhouse gas emissions since 2015

### Helping small retailers grow

**2.58m** SMEs in retail value chain using our digital platforms to help grow their businesses

## CREATING VALUE FOR OUR STAKEHOLDERS

Our business model leverages our organisational structure, deep operational know-how and industry-leading expertise to create value.

- **Shareholders**
- **Our People**
- **Consumers**
- **Customers**
- **Suppliers & Business Partners**
- **Planet & Society**

All numbers mentioned on pages 2 and 3 are for 2024 reporting period.

**Unilever** Annual Report and Accounts 2024 3

STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS

ABOUT UNILEVER

# Our Strategy: Growth Action Plan 2030

We are taking the next step to transform Unilever into a faster, simpler, more competitive, best-in-class performing business.

OUR PURPOSE

## BRIGHTEN EVERYDAY LIFE FOR ALL

OUR GOAL

## VALUE CREATION GOAL

**Our ambition is to deliver:**

- Best-in-class performance with market-making, unmissably superior brands
- Absolute profit growth in line with top-third total shareholder return ambition

OUR STRATEGY

### FOCUS

Focus on the areas of the business with the biggest returns

- 30 POWER BRANDS
- 24 TOP MARKETS

### EXCEL

Excel in five demand creation drivers that make our brands superior

- UNMISSABLY SUPERIOR BRANDS
- SOCIAL-FIRST DEMAND GENERATION
- MULTI-YEAR SCALABLE INNOVATIONS
- PREMIUMISATION
- GROWTH CHANNELS

### ACCELERATE

Accelerate critical capabilities that keep us ahead in a fast-changing world

- SCIENCE & TECHNOLOGY
- LEAN AGILE SUPPLY CHAIN
- NET PRODUCTIVITY
- SCALED ARTIFICIAL INTELLIGENCE

SUSTAINABILITY

**Climate**
Towards net zero emissions

**Nature**
Resilient and regenerative ecosystems

**Plastics**
Work to end plastic waste

**Livelihoods**
Enhanced livelihoods for people in our value chain

OUR CULTURE

| Values | People | Behaviours |
| --- | --- | --- |
| Pioneering, Respect Integrity, Responsibility | Best talent, Inclusive leaders, Truly diverse, Most engaged | Care deeply, Focus on what counts, Stay three steps ahead, Deliver with excellence |

4 **Unilever** Annual Report and Accounts 2024

**STRATEGIC REPORT** CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS

## ABOUT UNILEVER

FOCUS

### 30 POWER BRANDS

**Driving majority of turnover (>75%) through our unmissably superior Power Brands.**

Paula's Choice, Vaseline, Dove, Dirt is Good, Knorr, Wall's, Lux, Surf, Axe, Clear, Nutrafol, Comfort, Magnum, Rexona, Sunsilk, Liquid I.V., Closeup, Domestos, Hellmann's, Ben & Jerry's, Dermalogica, Horlicks, Cif, Lifebuoy, Radiant, TRESemmé, Pond's, Pepsodent, Sunlight, Cornetto

### 24 TOP MARKETS

**Rigorous focus on our top 24 markets under eight geographies, representing around 85% of our turnover.***

| NORTH AMERICA | INDIA | EUROPE | NORTH ASIA | GREATER ASIA | PTAB |
| --- | --- | --- | --- | --- | --- |
| United States | India | United Kingdom | China | Korea | Pakistan |
| Canada | | Netherlands | | Japan | Turkey |
| | **LATIN AMERICA** | Belgium | **INDONESIA** | Philippines | Arabia |
| | Brazil | Germany | Indonesia | Thailand | Bangladesh |
| | Argentina | Italy | | Vietnam | |
| | Mexico | France | | | |
| | | Poland | | | |

* The remaining Unilever markets, representing 15% of turnover, are organised under 'One Unilever' (1UL) and consist of lean-resourced, small- to mid-sized markets managing their own P&L.

## EXCEL

### UNMISSABLE BRAND SUPERIORITY

Excelling in consumer preferences for product, proposition, packaging, place, promotion and pricing.

### SOCIAL-FIRST DEMAND GENERATION

Embedding our brands into culture with data-driven insights to create resonance, engagement and conversion.

### MULTI-YEAR SCALABLE INNOVATIONS

Harnessing science, technology and consumer insights to fuel scalable market-making innovations.

### PREMIUMISATION

Premiumising our brands and portfolio through exceptional innovation, packaging and marketing.

### GROWTH CHANNELS

Investing in digital and specialist channels, while strengthening our execution in modern and traditional retail.

## ACCELERATE

### SCIENCE & TECHNOLOGY

Advancing cutting-edge science and technology to win in microbiome, biotechnology and next-generation materials.

### LEAN AGILE SUPPLY CHAIN

Optimising our supply chain, ensuring it meets the needs of every part of our portfolio and sales channels.

### NET PRODUCTIVITY

Delivering operational excellence through advanced automation and streamlined efficiency.

### SCALED ARTIFICIAL INTELLIGENCE

Using AI to drive demand creation, net productivity and resilience across our business.

**Unilever** Annual Report and Accounts 2024 5

INTRODUCTION Looking back on my first full year as Chair of Unilever, I believe we have made decent progress under our Growth Action Plan, or GAP. However, it is only a start and we have a long way yet to go. We fully appreciate that we must deliver year in, year out to become best-in-class – that is our ambition. To achieve great results consistently, we need to accelerate the execution of our plans significantly. It was for that reason the Board decided to appoint Fernando Fernandez as Chief Executive Officer, from 1 March 2025. Fernando was Chief Financial Officer and over a period of decades, has developed some of Unilever’s fastest-growing businesses, such as Beauty & Wellbeing, and some of its best- performing markets including Latin America. His success has been based on consistently building brand equities and on ensuring the in-market execution of plans was best-in-class. He has also developed some of Unilever’s most talented leaders. Further, he has shown in the last 15 months as CFO that he can perform extremely well at a PLC level, displaying great leadership in support of the business and in helping to drive the results delivered in 2024. The Board has been impressed by his decisive, results-oriented approach and is confident in his ability to lead and develop a high-performing management team, realise the benefits of the GAP, with urgency, and deliver the shareholder value that the company’s potential demands. Fernando succeeds Hein Schumacher, who will leave the company on 31 May 2025 after an orderly transition. Hein and the leadership team have reset the company’s strategy, brought focus and discipline to our operations and delivered decent financial progress. In addition to the GAP, we are well into a significant productivity programme and the separation of Ice Cream, both of which are fully on track. We are grateful to Hein for his leadership and wish him the very best for the future. Consequent to these changes, Srinivas Phatak, previously Deputy Chief Financial Officer and Group Controller, was appointed Acting CFO from 1 March 2025. Srinivas’ leadership qualities and deep experience of the business – including a successful term as CFO of Hindustan Unilever – will serve him well in partnering Fernando. A thorough internal and external search process is underway to appoint a permanent CFO. Despite the progress in 2024, we are very conscious that we are at an early stage in the transformation of Unilever. There is more to do as we restore confidence in the company and improve our overall market shares. We see this reflected in the Unilever share price, which – despite being up over the last year – is still only at the level seen five years ago. Clearly, this is very disappointing and we fully understand that we have a long way to go. RESULTS AND PERFORMANCE In 2024, turnover was up 1.9%, to €60.8 billion, despite adverse impacts from currency and some portfolio rationalisation. The Group delivered underlying sales growth of 4.2%. Importantly, this was volume-driven across all Business Groups, with underlying volume growth of 2.9%, driven by our Power Brands. Operating profit was €9.4 billion, and €11.2 billion on an underlying basis, stripping out the effects of disposals and higher restructuring costs. Gross margin rose substantially in 2024 as a result of volume leverage, pricing activity and higher savings delivery. Cash flow from operating activities increased by €0.6 billion compared to the prior year and free cash flow delivery was strong at €6.9 billion. Underlying earnings per share (EPS) grew 14.7%, to €2.98, the first substantial increase since 2019. On a diluted basis, EPS was €2.29, reflecting the impact of disposals and higher restructuring costs as a result of accelerating the productivity programme. In 2024, we returned €5.8 billion to shareholders through dividends and share buybacks, having completed a €1.5 billion buyback programme during the year. With our full-year results, we announced a further share buyback programme of up to €1.5 billion to be completed during the first half of 2025. STRATEGY Building on the progress made in 2024, we have unveiled a refreshed purpose and a new set of strategic priorities for Unilever. The GAP 2030 puts the consumer at the heart of our plans and sets out what we believe we can achieve by 2030. With the separation of Ice Cream, the business will in future be based around four similarly sized Business Groups, all enjoying leading market positions. The GAP 2030 has been designed to STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REVIEW OF THE YEAR Chair’s statement 6 Unilever Annual Report and Accounts 2024 Critically, our task now is to accelerate the execution of the GAP 2030 to ensure we deliver improvements on a consistent basis over many years. Ian Meakins Chair ensure we take better advantage of these positions. Brands will be prioritised according to their ability to grow their categories and gain share. This will be done by focusing on fewer, bigger, more scalable innovations, and through the continued rapid roll-out globally of the Unmissable Brand Superiority (UBS) framework, which allows us to address elements of underperformance quickly and holistically across six areas of consumer preference: product, price, packaging, proposition, promotion and place. The choices we made and implemented in 2024 have put our portfolio in good shape for the future. The planned separation of Ice Cream, the sale of the Russian business, and the disposals of Elida Beauty, Truliva and Pureit mean we can focus on our four excellent Business Groups, where there is great growth potential. Although this is mainly organic, it will also come from selected bolt-on acquisitions, like K18, to ensure the portfolio is well set up for the long term. The Board fully supports the GAP 2030 and believes we have the right plans, resources and expertise in place. The critical challenge for Fernando and the Unilever Leadership Executive is to execute the programme as rapidly as possible and to do so globally at scale. Rebuilding our brand equities through the accelerated execution of UBS and better consumer- and customer-focused plans will deliver faster organic growth and enable us to reclaim lost market share. SEPARATION OF ICE CREAM The separation of the Ice Cream business is on track. Following a thorough review by the Board of the separation options – focused on maximising shareholder value, setting the Ice Cream business up for success and execution certainty – we have announced that the business will be separated by way of demerger, with listings in Amsterdam, London and New York, the same three exchanges on which Unilever PLC shares are traded. The business will be incorporated in the Netherlands and headquartered, as now, in Amsterdam. We are delighted that Jean-François van Boxmeer, a highly regarded and experienced business figure, has agreed to become Chair of the business. NON-EXECUTIVE DIRECTORS AND GOVERNANCE As part of our commitment to comply with corporate governance standards, we keep the composition of the Board under regular review. In 2024, we were delighted to welcome Judith McKenna. As a former President and CEO of Walmart International, Judith brings a wealth of relevant experience, which is already being put to good effect, including as a member of the Compensation Committee and Corporate Responsibility Committee (CRC). The composition of the Board was further strengthened with two appointments in early 2025. Benoît Potier joined the Board on 1 January and will sit as a member of the Audit Committee and CRC. Benoît has an excellent track record of success in global business, including as Chair – and previously CEO – of Air Liquide. Zoe Yujnovich joined the Board on 1 March and will sit on the Nominating and Corporate Governance Committee and the CRC. Zoe currently serves as Shell’s Integrated Gas and Upstream Director and has delivered strong performance. Her previous roles include President and CEO of the Iron Ore Company of Canada at Rio Tinto. I am delighted to welcome Benoît and Zoe to the Board. After seven years as a Non-Executive Director, Andrea Jung has decided not to stand for re-election at the 2025 AGM. On behalf of the Board, I want to thank Andrea for her significant contribution over that time. It is important that Non-Executive Directors continuously develop their knowledge of the business. That includes engaging regularly with the company’s workforce and other stakeholders. In addition to the six planned Board meetings in 2024, Non-Executives took part in six dedicated workforce engagement events, covering a wide range of topics and with colleagues from all levels of the business. Individual directors also took part in a number of site visits, including to our businesses in the US, China, South Africa and New Zealand. As part of my own programme of engagement, I was pleased to visit one of our most strategically important operations, Hindustan Unilever (HUL), discussing ways in which to keep HUL at the forefront of its markets. It is clear we have an excellent business in India, built over many decades, and that the team is working very hard to achieve their growth ambitions. Tackling climate change is an important priority for the Group. It is also one of our four big sustainability platforms, alongside Nature, Plastics and Livelihoods, as set out in the GAP 2030. At last year’s AGM, we were pleased to receive the overwhelming support of shareholders for our latest Climate Transition Action Plan (CTAP). This comprehensive approach to addressing the effects of climate change within our sphere of business includes more ambitious Scope 3 targets, a continued emphasis on absolute emission reductions rather than offsetting, and a shift of focus to the specific Scope 3 emissions we can most influence. We plan to deliver these commitments by embedding CTAP across the business. We know that executing our sustainability agenda is part of what will make Unilever a stronger and more resilient business over the long term. SUMMARY Our whole team is working hard to bring about a step-change in Unilever’s performance. To that end, we can point to some decent signs of progress in 2024, as reflected in the company’s full-year results. Critically, our task now under Fernando’s leadership is to find ways to accelerate the execution of the GAP 2030 and to ensure we deliver improvements on a consistent basis over many years. The Board and management of the company are all fully focused on this imperative. My view of our company and the huge opportunities open to us has been strongly reinforced during my first full year as Chair. It has been a pleasure to meet and work alongside many of our teams and to visit some of the company’s operations. I know that all our colleagues share my, and the Board’s, desire to see the company unlock its full potential. Finally, I want to thank everyone for their hard work and good delivery in 2024. Ian Meakins Chair STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REVIEW OF THE YEAR Unilever Annual Report and Accounts 2024 7 OVERVIEW We made solid progress in 2024 as we accelerated the execution of our Growth Action Plan across the company. As an operational response to the challenges Unilever has faced over recent years, the GAP has gone a long way in helping to improve the quality of our top- and bottom-line performance. However, there is a lot still to do. Winning market share across the markets in which we operate remains a key priority for us in 2025. One of the principles underpinning the GAP has been the need for Unilever to do fewer things, better, with greater impact. This thinking lay behind two other important and related decisions in the early part of 2024. First, the announcement to separate Ice Cream by the end of 2025. When successfully completed, this will leave us with a stronger, more focused portfolio, built around four Business Groups with complementary operating models and attractive prospects: Beauty & Wellbeing, Personal Care, Home Care and Foods. In turn, the separation will give Ice Cream greater flexibility to deploy its distinctive operating model in a way that drives growth. We are on track with the separation, having recently announced the name of the Chair-Designate of the company, Jean-François van Boxmeer, as well as details of the listing structure. Second, we are making Unilever a leaner, more efficient and more accountable organisation by executing a company-wide productivity drive. The programme is already well advanced and is being implemented at pace, but also with care for the 7,500 mostly office-based colleagues whose roles are impacted. The programme is targeted to deliver €800 million of savings, more than offsetting the estimated operational dis-synergies from the separation of Ice Cream. Together, these are significant developments which align closely with our GAP objective to free up financial and management resources to put behind Unilever’s biggest brands and strongest growth opportunities. These measures were introduced under the leadership of my predecessor as CEO, Hein Schumacher, who I was very pleased to partner with as CFO. I want to thank Hein for his values-led leadership and for the strong performance focus he brought to the business, the benefits of which were evident in our results for 2024. RESULTS AND PERFORMANCE 2024 In launching the GAP towards the end of 2023, we made clear that rebuilding our brand equities and accelerating consumer demand were needed to deliver our objectives of volume-led growth, gross margin expansion and improved competitiveness. We made progress against these objectives in 2024. Underlying sales grew 4.2% (turnover growth of 1.9% to €60.8 billion), driven by 2.9% volume growth, while price growth moderated to 1.3% on the back of lower commodity costs. Our 30 Power Brands are key to our plans and they delivered strong underlying sales growth of 5.3%. This was supported by a focus on fewer, bigger, science-backed innovations, like Dove’s Advanced Care Deodorant, Persil’s Wonder Wash for short cycles, Liquid I.V.’s Sugar-Free variant and Comfort’s Botanicals range. Underlying sales growth was broad-based across the Business Groups with each delivering positive volumes for the year. Beauty & Wellbeing delivered a particularly strong, volume-led performance. Operational interventions in Ice Cream led to an improved performance in 2024. Growth was also driven across both our developed and emerging market businesses, with North America, our biggest region, continuing to deliver a strong and resilient performance. Our focused innovation plan for Europe, another hard-currency market, resulted in a broad-based step-up in volume growth. However, we faced challenges in a few emerging markets. Some of these relate to economic conditions and market slowdowns, such as in China, but where we are confident of our prospects and where our business remains competitive. However, the challenges in Indonesia, Unilever’s sixth-largest market, are long-standing and go deeper, requiring a resetting of the business, which we are implementing with speed and resolve. We also made good bottom-line progress in 2024. Operating profit was €9.4 billion, resulting in an operating margin of 15.5%. This included non-underlying charges, primarily a loss on disposals and higher restructuring costs as a result of accelerating our productivity programme. Underlying operating profit increased 12.6% versus 2023, to €11.2 billion, giving an underlying operating margin of 18.4%. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REVIEW OF THE YEAR Chief Executive Officer’s statement 8 Unilever Annual Report and Accounts 2024 We have stepped up our operational performance, sharpened our portfolio, and are in the process of delivering a stronger, more productive organisational model. Fernando Fernandez Chief Executive Officer The improvement in profitability was fuelled by gross margin expansion, which rose 280 basis points to 45% on the back of our GAP-related net productivity intervention. Importantly, this allowed us to increase brand and marketing investment by €0.9 billion, to 15.5% of Group turnover, the highest investment ratio for a decade. Although we saw sequential improvements in the second half of 2024 in our turnover-weighted market share movement, we still have work to do to improve our overall competitiveness and turn our market shares consistently positive. THE GROWTH ACTION PLAN 2030 The operational improvements under the GAP have provided the clarity – and given us the confidence – to look further ahead. Last year, we set out a new, longer-term strategy for Unilever – our Growth Action Plan 2030 (GAP 2030). It begins with a re-expression of the kind of company we want to be. By anchoring our purpose around the aspirations of our consumers, 'Brighten everyday life for all' draws on our rich heritage, reminding us that Unilever is at its best when it stands at the forefront of change, whether in building brands, shaping categories or making markets. Putting the consumer front and centre like this is a vital precondition in meeting our business goal of delivering best-in-class performance with what we term, unmissably superior brands. This, ultimately, is the route to providing total shareholder returns in the top third of our peer group. Strategy is all about making choices, and under the GAP 2030 (see page 5), we have distilled these under three key pillars. First, to focus our efforts and resources on where we can generate the highest levels of sustained, profitable growth. Hence, while we expect – and will support – all parts of the business to grow, we will give financial and organisational priority to the 30 Power Brands and top 24 markets that make up more than 75% and around 85% of Group turnover, respectively. Second, to excel in five consumer-facing areas that we have identified as critical in generating demand for our brands. These are: ensuring our brands go from 70% to 80% superiority under our new, rigorous, Unmissable Brand Superiority framework; that our marketing leads the way when it comes to social-first consumer engagement; that our top 12 innovations are more scalable, each capable of becoming a €100 million- plus platform on a multi-year basis; that we go from under- indexed to over-indexed in the fast-growing premium segment of the market; and that our brands are more present in specialty health and beauty stores, digital commerce and other rapidly expanding retail channels. Third, to accelerate the critical capabilities needed to stay ahead in such a highly dynamic and fast-moving environment. This includes, for example, being at the forefront of those scientific and technological developments of most relevance to our brands and categories, such as microbiome and biotechnology. It also means harnessing the transformative power of Artificial Intelligence, which we are doing with sizeable investments across six key technology platforms, covering both the demand creation and the productivity and savings sides of our business. These strategic choices rest on two key platforms – sustainability and a winning culture – that help define the Unilever we want to be. Our sustainability agenda is focused on those areas of greatest relevance to the business, but also where we can use our scale and influence to have the most positive impact: Climate, Nature, Plastics and Livelihoods. In order to accelerate action, each area is underpinned by a number of stretching near- and medium-term targets. The greater focus and energy we are bringing to the delivery of our sustainability priorities led to some encouraging progress in 2024. You can read more about this on pages 36 to 37. As with sustainability, Unilever has built an enviable reputation for its robust culture, founded on strong values and admired workplace practices. This was reaffirmed last year when we were named FMCG employer of choice for graduates and early career talent in nine of our biggest markets, including India and China. Under the GAP 2030, we intend to build on these qualities – and on our outstanding levels of talent – by developing a winning culture. This will be done through a series of behavioural shifts and by implementing a reward framework more closely linked to – and incentivised around – differentiated business performance. For more information on how we are going about building a winning culture, see pages 34 to 35. LOOKING AHEAD We know that we have a big agenda in front of us if we are to realise our ambition of making Unilever a best-in-class performer, capable of delivering consistent, high-quality growth and competitive returns for shareholders and other stakeholders. However, we can take encouragement from the progress we have made so far. We have stepped up our operational performance, sharpened our portfolio, and we are in the process of delivering a stronger, more productive organisational model. Moreover, we are displaying a new willingness to confront operational challenges and underperformance with swift and decisive action. The big challenge for us now is to accelerate delivery of our GAP 2030 strategy, globally and at scale. All Unilever Leadership Executive members are focused on this task to ensure we meet our commitments. In 2025, we expect underlying sales growth to be within our multi-year range of 3–5%, with a more balanced contribution of volume and price and a modest improvement in underlying operating margin. Finally, 2024 was a year of significant change for our business. I want to commend the whole Unilever team for staying focused on implementing these changes while simultaneously delivering a step-up in the Group’s results. Thanks to their hard work and incredible commitment, we are steadily laying the foundations for a simpler, stronger, consistently high- performing Unilever. Fernando Fernandez Chief Executive Officer STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REVIEW OF THE YEAR Unilever Annual Report and Accounts 2024 9

REVIEW OF THE YEAR Unilever Group Financial Review 10 Unilever Annual Report and Accounts 2024 Improved performance, led by volume growth and gross margin expansion, with progress towards our aim of delivering profit growth in line with our top-third total shareholder return ambition. Unilever Annual Report and Accounts 2024 11 PERFORMANCE HIGHLIGHTS Turnover in 2024 €60.8bn 2023: €59.6bn 2022: €60.1bn Turnover growth 2024 2023 2022 Underlying sales growth USG UVG UPG 2024 2.9% 1.3% 2023 0.2% 6.8% 2022 -2.1% 11.3% Operating margin 2024 2023 2022 Underlying operating margin 2024 2023 2022 0% -0.8% 1.9% 14.5% 0% 4.2% 7.0% 9.0% 15.5% 16.4% 17.9% 18.4% 16.7% 16.1% Pages 11 to 32 use GAAP and non-GAAP measures to explain the performance of our business. See pages 41 to 47 for further information. YEAR IN SUMMARY Under the Growth Action Plan (GAP) launched in 2023, we committed to doing fewer things, better, and with greater impact. With this focus, in 2024, we delivered improved performance with volume growth and gross margin expansion. We generated turnover of €60.8 billion, operating profit of €9.4 billion, net profit of €6.4 billion and free cash flow of €6.9 billion during the year. GROWTH Turnover was up 1.9% versus the prior year. Underlying sales growth contributed 4.2%, which more than offset the (0.7)% impact from currency and (1.5)% from disposals net of acquisitions. The underlying sales growth of 4.2% comprised 2.9% volume and 1.3% price. We delivered four consecutive quarters of underlying volume growth above 2%, with all Business Groups driving positive volume growth for the year. As expected, underlying price growth moderated versus the prior year. Power Brands contributed more than 75% of turnover and performed strongly with 5.3% underlying sales growth, driven by volume growth of 3.8%. The rest of the business also delivered improved volumes, with volume growth of 0.7% in the second half, up from (1.6)% in the first half of 2024. Our turnover-weighted market share movement,(a) which measures our competitive performance on a rolling 12-month basis, sequentially improved in the second half, reflecting the increasing benefits from the GAP. Beauty & Wellbeing grew underlying sales by 6.5%, with volume growth of 5.1%, driven by strong growth across its Power Brands. Personal Care grew 5.2%, with 3.1% volume growth, driven by strong, innovation-led sales growth of Deodorants. Home Care underlying sales increased 2.9%, with 4.0% volume growth more than offsetting the price decline linked to commodity cost deflation. Foods grew underlying sales 2.6%, with muted volume growth of 0.2% amid a market slowdown and moderating prices. Ice Cream grew 3.7%, with a return to positive volume growth of 1.6%. Developed markets, which represented 42% of 2024 Group turnover, grew underlying sales 4.4%. Underlying volume growth of 3.3% reflected a strong performance in North America, led by Beauty & Wellbeing, and a big improvement in Europe, driven by Home Care and Personal Care. Underlying price growth was 1.1%, which, as expected, was lower than the prior year. Emerging markets which represented 58% of 2024 Group turnover, grew underlying sales 4.1%, with 2.5% from volume and 1.5% from price. India grew 1.8% with 2.4% underlying volume growth. Tonnage volume grew mid-single digit, which was partially offset by adverse mix due to the strong growth in Home Care. The business continued to increase market share during a period of modest market growth. Latin America grew 6.0% with positive volume growth across Brazil, Mexico and Argentina. Growth slowed in the second half, reflecting a deterioration of economic conditions in the region. Africa and Turkey delivered double-digit growth with positive volumes and price in each quarter. MARGIN Operating profit of €9.4 billion decreased 3.7% versus the prior year. This reduction was driven by higher non-underlying charges, most notably a net loss on disposals of €0.4 billion and higher restructuring costs of €0.9 billion as a result of accelerating the productivity programme. Underlying operating profit was €11.2 billion, up 12.6% versus the prior year. Underlying operating margin increased 170bps to 18.4%. We expanded gross margin to 45.0%, the highest it has been in a decade. Our gross margin improvement in 2024 reflects positive contributions from volume leverage, mix and net productivity gains in material, production and logistics costs. It was also helped by input cost deflation in the first half, which turned into slight inflation in the second half. Continuing to improve gross margin remains a key focus for the business. Improved gross margin fuelled further increases in brand and marketing investment behind a strong and focused innovation programme. Investment was up to 15.5% of turnover, an increase of €0.9 billion. Overheads reduced by 0.1% as a percentage of turnover, as a result of tighter cost control and savings in the second half from the productivity programme, offset by inflation. CASH, CAPITAL ALLOCATION AND EARNINGS We delivered strong cash conversion of 106%. Free cash flow was €6.9 billion versus €7.1 billion in 2023. The prior-year STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REVIEW OF THE YEAR Group Financial Review 12 Unilever Annual Report and Accounts 2024 HIGHLIGHTS ■ Turnover increased 1.9% to €60.8 billion. ■ Underlying sales growth of 4.2%, led by 2.9% volume growth with positive volumes in all Business Groups. Power Brands leading growth with 5.3% USG. ■ Gross margin up 280bps to 45.0% fuelling brand investment of 15.5% of turnover. ■ Underlying operating profit of €11.2 billion, up 12.6% with operating profit of €9.4 billion. ■ Cash conversion of 106% with free cash flow of €6.9 billion. ■ Underlying earnings per share increased 14.7%; diluted EPS decreased 10.6%. (a) Turnover-weighted market share movement: global aggregate of Unilever value market share changes, weighted by the turnover of the category- country combinations. comparator included a €0.4 billion tax refund received in India and a significant working capital improvement of €0.8 billion. Diluted earnings per share of €2.29 decreased by 10.6% versus 2023 due to loss on disposals and accelerated productivity programme spend. Underlying earnings per share increased 14.7% to €2.98, including (0.7)% of adverse currency. Constant underlying earnings per share increased by 15.4%, reflecting a strong operational performance. The reduction in the average number of shares as a result of the share buyback programme contributed 1.0%. Underlying return on invested capital improved 190bps to 18.1% (2023: 16.2%). This reflected strong underlying operating profit growth driven by turnover growth and underlying operating margin expansion, while average invested capital in 2024 was up €0.5 billion versus the prior year. Reported return on invested capital decreased by 1.8% to 14.5%, driven by a decrease in operating profit from higher non-underlying charges, including the loss on disposals and accelerated productivity programme spend. In 2024, we returned €5.8 billion to shareholders through dividends and share buybacks. We completed the €1.5 billion share buyback programme in September. The Q4 2024 dividend was up 6.1% compared to Q4 2023, and reflecting the Group’s continued strong cash generation, we announced a share buyback programme of €1.5 billion to be conducted during 2025. PORTFOLIO RESHAPING We continue to reshape our portfolio, allocating capital to premium segments through bolt-on acquisitions and divesting lower-growth businesses. In February, we acquired K18, a premium biotech hair care brand. We completed several disposals during the year. These included Elida Beauty, our stake in Qinyuan Group (known as ’Truliva’), a water purification business in China, and Pureit, a water purification business in Asia and Mexico. In October, we completed the sale of our Russian subsidiary to Arnest Group. The sale included all of Unilever’s business in Russia and its four factories, as well as our business in Belarus. In addition, we announced several disposals that we expect to complete during 2025, including the sale of the Foods’ brands Unox, Conimex and Zwan, as well as the disposal of our laundry business in Central America. As part of efforts to evolve our Beauty & Wellbeing portfolio, in January 2025 Hindustan Unilever Limited announced it has signed an agreement to acquire the premium actives-led beauty brand Minimalist, as we continue to evolve our Beauty & Wellbeing portfolio towards higher growth and demand spaces in India. LOOKING FORWARD Our new organisation structure went live on 1 January 2025. This enables the Business Groups to be driven by 30 Power Brands and to operate across 24 Business Group-led markets, which represent approximately 85% of Group turnover. The remaining smaller markets are now run on a ’One Unilever’ basis to benefit from scale and simplicity, further enhancing our portfolio prioritisation and focus. Our financial ambition is to deliver absolute profit growth in line with our top-third shareholder return ambition. We will achieve this through our value creation model, which aims for over 2% volume growth and we will invest consistently to achieve this goal. This will be enabled by continuing to expand gross margins, leading to a modest increase in operating margins. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REVIEW OF THE YEAR Unilever Annual Report and Accounts 2024 13 GR O W TH A LG O RI TH M CA SH GE N ER A TI O N CA PI TA L A LL O CA TI O N *Calculated as dividend per share/underlying earnings per share. Mid-single-digit growth (USG) Modest margin improvement (UOM) Top-third shareholder returns UVG of at least 2% Fuelled by gross margin 2024 2024 '4.2% (2.9% UVG) '18.4% (+170bps) Cash conversion Sustain around 100% cash conversion over time Debt Around 2x net debt/EBITDA Strong single A credit ratings Underlying ROIC High-teens ROIC 2024 2024 2024 1.9 net debt/EBITDA '18.1% (+190bps) Growth productivity Portfolio reshaping Bolt-on M&A focused on US & India No transformational M&A Capital returns Attractive dividend (~60% payout) Share buyback with surplus cash 2024 2024 2024 5 transactions completed (5 transactions announced)15.5% BMI (+120bps) 59% dividend payout* €1.5bn share buyback 106% free cash flow €6.9bn cash conversion Our medium-term value creation framework after the separation of Ice Cream is aimed at delivering absolute profit growth in line with our top-third total shareholder return ambition, and is anchored in delivering against the framework set out below. OUR 2024 RESULTS AGAINST THIS FRAMEWORK ARE: OUR VALUE CREATION PLAN

REVIEW OF THE YEAR

# Beauty & Wellbeing

We have a global portfolio of Hair Care, Skin Care, Prestige Beauty and Wellbeing Power Brands, committed to offering premium products and experiences.


LIQUID I.V.
HYDRATION MULTIPLIER
ELECTROLYTE DRINK MIX
SUGAR-FREE
WHITE PEACH
NET WT. 0.45oz (13g)
LIQUID I.V.
HYDRATION MULTIPLIER
ELECTROLYTE DRINK MIX
SUGAR-FREE
LEMON LIME
FLAVORED WITH OTHER NATURAL FLAVORS

14 **Unilever** Annual Report and Accounts 2024


LIQUID I.V.
HYDRATION MULTIPLIER
ELECTROLYTE
DRINK MIX

## PERFORMANCE HIGHLIGHTS

### Turnover in 2024

# €13.2bn

**2023: €12.5bn** **2022: €12.3bn**

### Turnover growth

| | |
|---|---|
| **2024** | **5.5%** |
| 2023 | 1.8% |
| 2022 | 20.8% |

0%

### Underlying sales growth

| | USG | UVG | UPG |
|---|---|---|---|
| **2024** | **6.5%** | **5.1%** | **1.3%** |


SUGAR-FREE
RASPBERRY MELON
FLAVORED WITH OTHER NATURAL FLAVORS

| | | | |
|---|---|---|---|
| 2023 | 8.3% | 4.4% | 3.8% |
| 2022 | 7.8% | 0.3% | 7.5% |

0%

### Operating margin

| | |
|---|---|
| **2024** | 15.0% |
| 2023 | 17.7% |
| 2022 | 17.6% |

### Underlying operating margin

| | |
|---|---|
| **2024** | 19.4% |
| 2023 | 18.7% |
| 2022 | 18.7% |

Pages 11 to 32 use GAAP and non-GAAP measures to explain the performance of our business. See pages 41 to 47 for further information.

**Unilever** Annual Report and Accounts 2024 15

STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR

# Driving purpose, science, desire



## HIGHLIGHTS

- **Prestige Beauty and Wellbeing grew double-digit, now accounting for approximately 30% of turnover.**
- **Liquid I.V. increased sales by 20% and scaled into new markets.**
- **Stepped up investment in a social-first marketing approach across core brands.**

### ABOUT BEAUTY & WELLBEING

In 2024, our business contributed 22% to Unilever's turnover. We are global leaders in Hair Care and hold a strong position in Skin Care, with Power Brands such as Dove, Vaseline, POND's, Clear, TRESemmé and Sunsilk. Our Prestige Beauty and Wellbeing businesses, which represent approximately 30% of our turnover, include Liquid I.V., Paula's Choice, Dermalogica and Nutrafol. Geographically, emerging markets contribute to 59% of our business turnover, with developed markets accounting for 41%.

### OUR PERFORMANCE IN 2024

In 2024, we delivered a strong full-year performance, with turnover of €13 billion, up 5.5% from 2023. Underlying sales grew by 6.5%, driven by a 5.1% increase in volume and a 1.3% rise in price, despite unfavourable currency fluctuations of (0.6%) and impacts from acquisitions and disposals (0.3%). Growth was broad-based, with strong performances from our Power Brands, reflecting the ongoing premiumisation of our core Hair Care and Skin Care portfolios, as well as the continued strength of our Prestige Beauty and Wellbeing businesses.

Hair Care grew mid-single digit, driven by balanced volume and price growth, with Sunsilk, Dove, TRESemmé and Clear all contributing. Skin Care also saw mid-single-digit growth, led by low-single-digit volume and positive pricing, with Vaseline, Dove and POND's performing well.

Our Wellbeing business, previously referred to as Health & Wellbeing, saw double-digit growth led by Liquid I.V., Nutrafol and Olly. Liquid I.V. performed particularly well, increasing sales by 20% and launching in seven new markets.

Prestige Beauty grew mid-single digit. Hourglass and Tatcha achieved double-digit growth, while other brands, including Paula's Choice delivered low-single digit, primarily due to the slowdown in the premium US beauty market. During the year, we completed the acquisition of K18, a premium biotech hair care brand, which grew double-digit and will be included in our financial reporting from February 2025.

Operating profit was €2.0 billion, down 11% from 2023. Underlying operating profit increased by 9.4% to €2.6 billion, due to non-underlying items of €0.6 billion, mainly related to acquisition and disposal costs.

> Our 2024 performance confirms our strategy is on track. We are driving competitive growth through **premium innovations** and a **social-first approach** to consumer engagement.
>
> **Priya Nair**
> President, Beauty & Wellbeing

### OUR STRATEGIC PRIORITIES

Our strategy continues to be anchored in three key priorities: premiumising our core Hair Care and Skin Care portfolios by emphasising brand superiority; sustaining momentum in our high growth Prestige Beauty and Wellbeing portfolios; and enhancing operating profit through gross margin and productivity improvements. This is all underpinned by our commitment to improving competitiveness through innovation and a social-first approach to consumer engagement.

16 **Unilever** Annual Report and Accounts 2024

STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR

## MARKET-MAKING PREMIUM INNOVATIONS

We continue to leverage our cutting-edge science and technology to elevate our portfolio, tapping into the growing consumer demand for premium beauty and wellbeing products that offer exceptional benefit-driven solutions.

Dove launched its first line of body serums in Brazil, Mexico and the US this year. Developed with dermatologists, the collection features high-potency formulas with face care-inspired ingredients and regenerative moisture to support the skin's natural renewal process.

TRESemmé introduced the Lamellar Shine collection, featuring Unilever's patented technology that smooths and aligns hair for an ultra-glossy finish. Launched in 18 countries, the range achieved strong sales during Amazon Prime Day in Brazil.

Vaseline's Gluta-Hya range, which launched in 2021, continues to be one of our top-performing premium innovations. Now scaled to over 22 markets, the range has contributed significantly to Vaseline's growth in recent years. This year, we have expanded the line with the introduction of our first-ever serum burst SPF50, which has already been rolled out to more than six markets, with more to come in the future.

## HIGH GROWTH PORTFOLIOS

Our Prestige Beauty and Wellbeing businesses offer a portfolio of future-fit brands that meet the growing consumer shift to premium segments, specialised beauty stores and online channels. In the US, 70% of our sales now come from our Prestige and Wellbeing brands.

This year, we renamed our Health & Wellbeing business to 'Wellbeing' to better reflect our product portfolio. Liquid I.V. is our largest Wellbeing Power Brand. Its science-backed formulation has gone from strength to strength, disrupting the functional hydration market, which has been amplified through a culture-first approach to experiential marketing.

Our Prestige Beauty business marked its first decade with the addition of premium hair care brand K18. As one of the most-watched hair care brands on TikTok, K18 combines beauty and biotechnology. Its K18Peptide™ molecule mimics human keratin to reverse chemical damage in all hair types, providing a quick alternative to complex hair treatments.

## SOCIAL-FIRST DEMAND GENERATION

Leveraging the digital capabilities of our acquired Prestige and Wellbeing businesses, we have accelerated our move to a social-first marketing approach across our core brands. We have increased our investment in social media with the goal of delivering on-brand, high-volume, culturally relevant and precise content across channels.

We are already seeing the benefits of this approach. For example, in Thailand, a recent TRESemmé social-first campaign resulted in an uplift in purchase intent and brand awareness, along with significant cost and speed efficiencies.

## DRIVING DIGITAL GROWTH

This year, we have focused on enhancing our digital commerce presence, achieving double-digit growth through digital channels. In the US and Europe, our Amazon business in the Prestige and Wellbeing categories is thriving, with Liquid I.V. ranking among the top five products sold during the most recent Amazon Prime event.

In China, we continue to see a shift from traditional digital commerce to social media platforms like Douyin, which requires a different approach and business model. While brands like Olly and Vaseline are performing well on social channels, there is still work to be done to enhance our wider portfolio and content for these types of platforms.

In India, we have begun rolling out a new online beauty route-to-market strategy to ensure our brands are more visible. This approach has already helped us to gain market share.

## ACCELERATING IN STRATEGIC CHANNELS AND PARTNERSHIPS

Strategic partnerships with our biggest modern retail customers remains a critical part of our long-term growth. We now have joint business plans with ten of our most important customers in priority markets. In the most recent Advantage Group Survey, we were the top ranked major Beauty & Wellbeing supplier, with over 80% of markets surveyed in the top tier for 'Partnerships'.

## OPTIMISING OUR PORTFOLIO AND OPERATIONS

We continue to focus on gross margin by driving productivity, reducing complexity and strengthening operational execution. Our increased capital expenditure investment is strategically aimed at reducing supply chain costs. For instance, in North America, we have brought the production of Liquid I.V. in-house and streamlined our broader portfolio by delisting 7,500 product lines, leading to significant savings.

Unilever's planned €100 million investment in a state-of-the-art fragrance house will boost our portfolio further by enabling our teams to create and develop unique fragrances in-house while continuing to collaborate with industry partners.


CREAM SERUM
Dove

**Dove launched its first body serums this year, featuring high-potency formulas for visibly healthy, luminous skin.**

**Unilever** Annual Report and Accounts 2024 17

REVIEW OF THE YEAR Personal Care 18 Unilever Annual Report and Accounts 2024 We have a global portfolio of Power Brands with science-led, superior innovations, providing personal hygiene and body confidence to consumers around the world. Unilever Annual Report and Accounts 2024 19 PERFORMANCE HIGHLIGHTS Turnover in 2024 €13.6bn 2023: €13.8bn 2022: €13.6bn Turnover growth 2024 2023 2022 Underlying sales growth USG UVG UPG 2024 3.1% 2.1% 2023 3.2% 5.5% 2022 -3.7% 12.1% Operating margin 2024 2023 2022 Underlying operating margin 2024 2023 2022 0% -1.5% 1.4% 15.9% 0% 5.2% 8.9% 7.9% 20.1% 21.4% 16.6% 22.1% 20.2% 19.6% Pages 11 to 32 use GAAP and non-GAAP measures to explain the performance of our business. See pages 41 to 47 for further information. ABOUT PERSONAL CARE  We are one of the world’s largest personal care businesses, with a global portfolio spread evenly across developed and emerging markets. Our Power Brands include Dove, Dove Men+Care, Rexona, Lux, Axe, Lifebuoy, Closeup and Pepsodent. We hold leading category positions in Deodorants and Skin Cleansing. In Oral Care, we are number four globally. OUR PERFORMANCE IN 2024 We delivered a turnover of €13.6 billion, driven by a step-up in brand marketing investment. Growth was led by our Power Brands, which accounted for 91% of turnover. Turnover decreased by 1.5% compared to 2023, primarily due to a 5.3% adverse impact from the disposal of Suave and Elida Beauty brands. However, this was offset by a 5.2% increase in underlying sales, driven by strong volume growth of 3.1%, mainly led by the continued strength in Deodorants. The category saw double-digit growth, driven by mid-single-digit volume increases, with Rexona and Axe leading the way. Winning with science-led, premium products and leveraging partnerships are fundamental to our growth strategy. Fabian Garcia President, Personal Care Across our other categories, Skin Cleansing experienced low- single-digit growth, with Dove’s positive performance partially offset by declines in Lifebuoy and Lux in China, India and Indonesia. Oral Care grew mid-single digit, led by price, with Closeup and Pepsodent showing positive price and volume growth. Operating profit slightly decreased by 7% to €2.7 billion, while underlying operating margin increased by 1.9%. We delivered a significant improvement in gross margin, which facilitated further investment in brand and marketing. OUR STRATEGIC PRIORITIES The personal care industry is going through an exciting transformation, with consumers embracing beauty and wellbeing trends – moving from functional products to more premium benefit-led solutions. Our portfolio of Power Brands is well placed to capitalise on these changes in our priority markets. Our strategy is firmly rooted in delivering unmissable brand superiority with a focus on premiumisation, addressing emerging consumer needs ahead of trends and leveraging retailer partnerships for growth. MARKET-MAKING PREMIUM INNOVATIONS  We have stepped up our focus on offering superior products that engage consumers at every touchpoint – from proposition and packaging to point of sale and placement, whether on-shelf or online.  Our Deodorants category is a key growth driver for Personal Care, fuelled by our deep scientific expertise, superior multi- year innovations, and premium formats – such as Rexona’s patented body heat activated technology and Axe’s Fine Fragrance collection. This year, Dove and Dove Men+Care launched a new range of deodorant products in the US, featuring our exclusive odour adapt technology, specifically designed to provide superior odour protection for whole-body use. With demand for whole- body odour protection increasing globally, our ambition is to lead the growth of this new format through our full Deodorants portfolio. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REVIEW OF THE YEAR Powering up Personal Care 20 Unilever Annual Report and Accounts 2024 HIGHLIGHTS ■ Dove and Dove Men+Care launched whole-body deodorants in the US, entering a new growth space. ■ International football tournament sponsorship boosted sales in over 200,000 stores globally. ■ Strategic factory investments achieved record levels of operational efficiency. We continue to expand Dove’s Advanced Care range, which combines 72-hour odour protection with additional skin care benefits, including our new pro-ceramide technology designed to help repair the skin’s barrier after shaving. In Skin Cleansing, our largest category, we capitalised on the growing appetite for products with multiple benefits with the launch of Dove’s new serum shower collection, which uses patented technology and active face care ingredients in a body wash format. The collection is currently available in the US, and we plan to expand it to more markets next year. We also relaunched a number of popular products in our Skin Cleansing portfolio. Lux’s Magical Orchid shower gel now features a longer-lasting fragrance, while Lifebuoy’s iconic bar soap uses a new and improved formulation that offers superior sensory benefits. The formula uses less palm oil content, replacing it with a combination of starches, natural fatty acids and vitamins, making it gentler on the skin. Currently available in India, the new bar soap will launch in more markets in the coming years. In Oral Care, we are complementing the portfolio with our new Pepsodent Expert range – a therapeutics line specially formulated with active minerals and clinically proven to provide relief to advanced oral care problems. ACCELERATING IN STRATEGIC CHANNELS AND PARTNERSHIPS To drive competitive growth for our business, the category, and our retail partners, we continue to prioritise partnerships that amplify brand impact and boost cultural relevance. Building on our five-year sponsorship deal with the Fédération Internationale de Football Association (FIFA), this year we proudly sponsored several major tournaments around the world, including UEFA EURO 2024™, CONMEBOL Copa América USA 2024™, and TotalEnergies CAF Africa Cup of Nations Côte d’Ivoire 2023. As one of the most popular sports in the world, football provides an opportunity for our Power Brands to tap into a captive mass audience and reach consumers in a socially relevant way. This year, as part of our sponsorship, we stepped up our marketing investment and launched large-scale activations with retail partners in over 200,000 stores across Europe, the US, Latin America and Africa. Linked to our successful football sponsorship and overall category growth efforts, we have seen a positive shift in recognition from key retailers this year. According to Advantage Group Survey, a leading benchmark of retailer and customer perceptions in the consumer goods industry, Unilever Personal Care is now rated as a top-tier supplier in 20 priority markets. OPTIMISING OUR PORTFOLIO AND OPERATIONS In 2024, we completed the disposal of Elida Beauty. Along with simplifying our portfolio, we have reduced the number of product lines and streamlined our ingredient specifications. These efforts have helped restore gross margins to pre- pandemic levels. Additionally, we have taken proactive steps to address cost fluctuations, particularly for commodities like palm oil and its derivatives, by developing new formulations and technologies, such as our reformulated Lifebuoy bar soap. To reinvest savings in our brands and innovation programmes, we are enhancing efficiencies across our value chain and driving net productivity. The Unilever-wide ’direct dispatch’ model, which ships products directly from factories to retail customers, is improving logistics in Personal Care. With projects in Europe and Asia, and more planned, we are already seeing benefits such as reduced travel time, lower carbon emissions, and fewer touchpoints, ensuring a streamlined service. We continue to invest strategically in our factories, achieving record levels of operational efficiency. Our Dubai factory, recognised as an "Advanced 4th Industrial Revolution Lighthouse" by the World Economic Forum, exemplifies this achievement. The site, which produces Power Brands like Dove and Lifebuoy, leverages technologies such as collaborative robots and digital twins, alongside eco-efficiency best practices. Additionally, to help make our supply chain leaner and more agile, we have established fully automated or ’dark factories’ that operate 24 hours a day at a number of sites, including our factory in Củ Chi, Vietnam. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REVIEW OF THE YEAR Unilever Annual Report and Accounts 2024 21 Dove and Dove Men+Care successfully launched a range of innovative whole-body deodorants in the US, with plans to scale the new format next year.

REVIEW OF THE YEAR Home Care 22 Unilever Annual Report and Accounts 2024 Our portfolio of leading household cleaning and laundry Power Brands aims to drive growth with exceptional products, transforming everyday chores into superior experiences. Unilever Annual Report and Accounts 2024 23 PERFORMANCE HIGHLIGHTS Turnover in 2024 €12.3bn 2023: €12.2bn 2022: €12.4bn Turnover growth 2024 2023 2022 Underlying sales growth USG UVG UPG 2024 4.0% -1.1% 2023 -0.9% 6.8% 2022 -3.5% 15.9% Operating margin 2024 2023 2022 Underlying operating margin 2024 2023 2022 0% 1.4% -1.8% 17.3% 2.9% 5.9% 11.8% 0% 12.3% 11.6% 8.6% 14.5% 12.3% 10.8% Pages 11 to 32 use GAAP and non-GAAP measures to explain the performance of our business. See pages 41 to 47 for further information. ABOUT HOME CARE With a turnover of over €12 billion, we are a global home care business with a strong position in emerging markets – particularly in India, Brazil and Vietnam. Our Power Brands, including Dirt Is Good (OMO and Persil), Sunlight, Comfort, Cif and Domestos, aim to transform everyday chores into superior experiences.  OUR PERFORMANCE IN 2024 In 2024, despite deflation impacting both the wider home care market and our business, we achieved a turnover of €12.3 billion, a 1.4% increase from the previous year. This was driven by 2.9% underlying sales growth, fuelled by strong volume growth of 4.0% – one of the highest in the last decade. Underlying price growth declined by 1.1%, linked to commodity cost deflation. Our full-year performance reflects the step-up in our multi-year scalable innovations, with several key launches from our Power Brands as well as extending successful 2023 launches. These innovations contributed to the turnaround of our European business, resulting in double-digit growth and higher profits across the region. In our emerging markets, India faced deflationary challenges but delivered strong volume growth. We faced headwinds from channel shifts and consumer sentiment in Indonesia and China, and price declines in Latin America, especially in our powders business. Across our three categories, Fabric Cleaning remained flat with low-single-digit volume growth offset by negative price. Home & Hygiene experienced high-single-digit growth, driven by strong volume and positive price. Similarly, Fabric Enhancers saw high-single-digit growth, driven by strong volumes. Operating profit increased to €1.5 billion, in line with the prior year, despite the recognition of an impairment of €127 million relating to Blueair, part of our Water and Air business. Underlying operating profit was €1.8 billion, an increase of 19% compared to the prior year. Launching unmissably superior market-making innovations that consumers love and driving business turnaround in key regions like Europe has been our focus in 2024. Eduardo Campanella President, Home Care OUR STRATEGIC PRIORITIES We remain focused on capitalising on two key growth opportunities. First, premiumisation to capture consumer demand for products that offer greater convenience, additional benefits and strong performance. And second, the disproportionate growth opportunities from priority country and category combinations such as India, Brazil and Europe Fabric Cleaning, while also addressing challenges in Indonesia and China. Our strategy is designed to maximise these opportunities by focusing on fewer, bigger and more premium multi-year innovations and delivering superiority, value and sustainability to consumers. MARKET-MAKING PREMIUM INNOVATIONS This year, we stepped up multi-year innovations with several key launches and extended successful 2023 launches across our Power Brands. These innovations reflect our ongoing commitment to create exceptional products that meet all aspects of consumer preference, from formulation and packaging to price point. Adopting this approach is fundamental to driving unmissable brand superiority, market expansion and growth for our business. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REVIEW OF THE YEAR Transforming homes for a bright future 24 Unilever Annual Report and Accounts 2024 HIGHLIGHTS ■ Achieved double-digit growth in Europe and further strengthened our position in India and Turkey. ■ Launched Persil Wonder Wash and Comfort Scent Booster Elixir; scaled Domestos Power Foam. ■ Investing €150 million in Europe to enhance manufacturing and logistics efficiency. Persil Wonder Wash is our latest breakthrough innovation that encapsulates this approach, helping to create an entirely new format in the liquid detergent market. The product taps directly into the growing convenience trend of short cycle washes with cutting-edge Pro-S Technology™. Launched at speed in eight markets and backed by an omni-channel marketing campaign featuring Usain Bolt, it has delivered another year of growth for Dirt Is Good, with further roll-outs planned in 2025.  We are also stepping up innovation across our Power Brands through new benefits and premium fragrances. The Domestos Power Foam range is one of the most significant recent advancements in the toilet cleaning category. First launched in 2022, the range has been scaled to more than 16 markets this year, offering more premium benefits such as fragrance and limescale removal. We also launched Comfort’s Scent Booster Elixir into the rapidly growing fragrance booster market. Leveraging our expertise in science and technology, as well as premium fragrances driven by consumer desire for more natural scents, we developed a transparent formulation that dissolves without leaving any residue – even in a short, cold wash. Available in over eight markets, we have seen strong share gains in the fragrance booster segment in the UK and Italy, two of our biggest markets. In emerging markets, we continue to invest in future and premium formats such as liquid detergents. In India, we have fully modernised our Surf Excel and Rin brands by introducing new pack formats, a refreshed look and improved packaging. We also launched our new Sunlight premium dishwash range across three South East Asian markets. Developed through our long-standing partnership with Evonik, this range features rhamnolipids, a natural, biodegradable and renewable biosurfactant that delivers outstanding performance while being gentle on hands. We plan to scale to further markets in 2025. SOCIAL-FIRST DEMAND GENERATION Consumer engagement with cleaning and laundry products has shifted dramatically in recent years. A third of Gen Z now use TikTok for the latest cleaning and laundry advice, and over half of TikTok users have purchased a household product after seeing it on the platform. We are leveraging this insight through our Cleanipedia platform, which has reached over 1 million followers and more than 2 billion views since its launch. Drawing inspiration from influencers, including 'cleanfluencers' who popularised the use of Cif Cream to clean white trainers, we have seen an increase in sales among adults under 28 in the UK. Through these channels, we have established a social-first gateway for our brands, enhancing our credibility and engagement with Gen Z consumers. ACCELERATING IN STRATEGIC CHANNELS  AND PARTNERSHIPS Our focus on premium products and key growth areas is also evident in our success with digital commerce channels, where we achieved double-digit growth in 2024, driven by India, Europe and Turkey. We are well positioned to capture growth opportunities in quick commerce (rapid order-to-delivery time) by offering premium products that cater to consumers seeking ultimate convenience. At the same time, we continue to build strong partnerships that reinforce the premium positioning of our Power Brands – such as Dirt Is Good’s ongoing collaboration with Arsenal Men’s and Women’s Football teams. The partnership provides the potential to reach millions of football fans in developing and emerging markets. We also launched a partnership with consumer technology and domestic appliance company Samsung to explore the future of laundry, unlocking insights into how AI and smart technologies could make laundry more convenient, simpler and tailored to modern living and laundry needs. The partnership will help us to combine technology and cleaning to create a new ’laundry lifestyle’ with cross-channel activation opportunities. OPTIMISING OUR PORTFOLIO AND OPERATIONS We continue to drive cost savings across our value chain and portfolio. To reflect our focus on our core business and Power Brands, we divested our water purification business, Pureit, and sold our stake in Truliva. In Europe, we continue to simplify our portfolio by significantly reducing the number of formulations in fabric cleaning liquids. Simultaneously, we are investing in future growth and driving greater productivity across our supply chain, with 75% of our capital expenditure invested in growth formats. In Europe, for example, we have committed to invest €150 million over the next three years, primarily at Port Sunlight, a major manufacturing and R&D hub for Unilever Home Care. This investment will advance our liquids and capsules manufacturing capabilities to support our multi-year innovation programmes, expand warehouse capacity, improve logistics efficiency and generate further savings to reinvest in our brands. We also continue to make our factories more efficient and sustainable, increasing the number of factories that run on 100% renewable energy. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REVIEW OF THE YEAR Unilever Annual Report and Accounts 2024 25 Comfort Elixir leverages our expertise in premium fragrances, offering natural scents and an innovative cold wash formulation.

REVIEW OF THE YEAR

# Foods

We are a focused foods business, committed to delivering consistent and competitive growth through our biggest Power Brands, Knorr and Hellmann's.





26 **Unilever** Annual Report and Accounts 2024



## PERFORMANCE HIGHLIGHTS

**Turnover in 2024**

# €13.4bn

**2023: €13.2bn** **2022: €13.9bn**

**Turnover growth**

| | |
|---|---|
| **2024** | 1.1% |
| 2023 | -5.0% |
| 2022 | 6.1% |

0%


HELLMANN'S
EST.1913
PAREVE
REAL
MAYONNAISE
1 GALLON
(128 FL OZ)
3.78 L
MADE WITH
100%
CAGE FREE
EGGS

## Underlying sales growth

| | USG | UVG | UPG |
|---|---|---|---|
| **2024** | **2.6%** | **0.2%** | **2.4%** |
| 2023 | 7.7% | -2.2% | 10.1% |
| 2022 | 8.6% | -2.1% | 10.9% |

0%

## Operating margin

| | |
|---|---|
| **2024** | **19.5%** |
| 2023 | 18.3% |
| 2022 | 32.4% |

## Underlying operating margin

| | |
|---|---|
| **2024** | **21.3%** |
| 2023 | 18.6% |
| 2022 | 17.6% |

Pages 11 to 32 use GAAP and non-GAAP measures to explain the performance of our business. See pages 41 to 47 for further information.

**Unilever** Annual Report and Accounts 2024 27

**STRATEGIC REPORT** CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR

# Bringing the tastes people love to brighten every day



## HIGHLIGHTS

- **Hellmann's and Knorr continued to outperform the average growth in Foods.**
- **Ongoing work to become a truly focused foods business by reducing portfolio complexity, formulations and ingredients.**
- **Digital commerce channels contributed over 10% of turnover.**

## ABOUT FOODS

We are one of the largest and most profitable foods businesses in the world, driven by our fast-growing global Power Brands Knorr and Hellmann's, alongside our customer-facing business Unilever Food Solutions. Geographically, more than half of our sales come from emerging markets, led by India as the largest contributor.

## OUR PERFORMANCE IN 2024

Our turnover increased by 1.1% compared to 2023, driven by underlying sales growth of 2.6%. This was offset by an adverse acquisition and disposal impact of (0.5)% and a currency headwind of (1.0)%. It marked our lowest underlying sales growth since 2020, reflecting the overall deceleration in the foods market due to fewer list price increases and rising promotional pressure. On a positive note, our volume returned to growth, with underlying volume growth at 0.2%.

Across our categories, Cooking Aids & Mini-Meals grew mid-single digit with positive price and volume, driven by Knorr's leadership in bouillon and seasonings, and the expansion of its premium ready-to-heat pots range. Condiments grew low-single digit with balanced volume and price growth, led by Hellmann's expansion of its Flavoured Mayo range and premium format variants.

> **Knorr and Hellmann's** generated 60% of Foods' 2024 turnover, **boosting growth** through superior products, premiumisation and innovation across **foodservice and retail.**
>
> **Heiko Schipper**
> President, Foods

Unilever Food Solutions (UFS) grew high-single digit, led by volume and positive price. China, our largest UFS market, grew high-single digit despite the economic slowdown in the region.

While turnover in our India Foods business was flat, we maintained market leadership in tea and functional drinks despite the subdued market.

Operating profit was €2.6 billion, up 7.7% compared to 2023. Underlying operating profit increased significantly to €2.8 billion, up 16%, resulting in a 2.7% increase in underlying operating margin. This profitability was driven by strong gross margin improvement, which funded an increase in brand and marketing investment. Europe was also a key driver, benefiting from our disciplined approach to net revenue management and a streamlined focus on reducing product lines and recipe complexity.

## OUR STRATEGIC PRIORITIES

We renamed our Business Group from Nutrition to Foods to better reflect our portfolio and strategic vision. This change aligns with our goal to create a more focused and simplified business, concentrating on Condiments, Cooking Aids & Mini-Meals, Unilever Food Solutions and our India Foods portfolio. These categories are where we want to lead, underpinned by our Power Brands, Knorr and Hellmann's. We are concentrating our resources on 25 priority country and category combinations that account for over half of our sales and nearly 60% of our profit.

The recent announcement regarding the disposal of Conimex, Unox and Zwan brands in Europe, pending regulatory approvals, will also help sharpen our focus further.

28 **Unilever** Annual Report and Accounts 2024

**STRATEGIC REPORT** CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR

## MARKET-MAKING POWER BRANDS

Our Power Brands play a critical role across our key categories, driving growth and market share through superior products, premiumisation and multi-year scalable innovations.

In Condiments, Hellmann's continues to deliver consistent growth, driven by unmissable products, strong sales of its flavoured mayonnaise range and the expansion of premium squeeze bottle formats. The brand's appeal is further boosted by leveraging key cultural moments, including sponsoring major sporting events like the Super Bowl in the US and the NBA in Brazil, leading to share gains in both countries. More broadly, Hellmann's continues to build momentum as a premium brand in India, Germany and Australia – having entered these markets in the past five years.

In Cooking Aids & Mini-Meals, Knorr accelerated its global leadership in the bouillon and seasonings range, adopting a social-first marketing approach to inspire home cooks, particularly Gen Z. The range accounts for more than half of Knorr's turnover and delivers a significant gross margin advantage. The brand continued to expand its premium ready-to-heat pots range, offering consumers a convenient way to enjoy the latest trending cuisines.

## SHAPING FOOD TRENDS WITH UFS

With a turnover of nearly €3 billion, Unilever Food Solutions (UFS) continues to go from strength to strength, and has surpassed pre-pandemic volume levels.

The UFS Future Menus Trends Report has been instrumental in supporting this success. Published for the second consecutive year in 2024, the report leverages market insights and innovative product solutions to attract, engage and support chefs across 50 markets. As the largest customer engagement platform for the business, it boosts product visibility and customer loyalty. Since its launch in 2023, the report has contributed to a 12% increase in new customers.

Also contributing to the growth of UFS is the expansion of our digital selling capabilities, which has improved product availability, increased operator reach and elevated overall customer experience. This, combined with a deep understanding of chefs' needs and foodservice industry trends, has led to UFS achieving a strong net promoter score (NPS), with seven out of ten customers indicating they would recommend our business to others.

## ACCELERATING IN STRATEGIC CHANNELS AND PARTNERSHIPS

Alongside UFS, partnerships with both traditional and modern retailers are essential to our strategy for consistent market success and present opportunities for mutual growth.

This year, together with Personal Care, our brands launched a multi-year sponsorship with UEFA EURO 2024™, enabling large-scale in-store activations centred around BBQ occasions across several thousand European retail stores.

We rolled out a number of campaigns with Walmart, such as the Game Day Top Dish drive led by Hellmann's for the 2024 fall football season in the US. In Mexico, Knorr partnered with Walmart on a campaign to celebrate chilaquiles, a beloved Mexican dish, showcasing the brand's seasoning range.

Our business-to-consumer digital commerce channel remains a positive growth driver, substantially outpacing the total growth for Foods. Digital commerce channels now contribute over 10% of our turnover.

## OUR PORTFOLIO AND OPERATIONS

This year, we improved our gross margin, driven by lower material costs, a strong focus on net productivity and the insourcing of our strategic portfolio. We continue to simplify our business by reducing the complexity of our portfolio, formulations and ingredients. For example, in Europe, we reduced active product lines by 8% compared to 2023 and 30% versus 2019. We also reduced our formulations by more than 10% compared with the previous year. This streamlining has improved our end-to-end supply chain, resulting in lower inventories, fewer production line changeovers and more efficient logistics.

Alongside margin improvement, we continue to make targeted investments in our manufacturing capabilities. In Brazil, we invested €15 million in Hellmann's Pouso Alegre Foods factory to enhance operational excellence and meet the growing consumer demand for the brand's squeeze bottle formats. And in the UK, we completed a £40 million investment in our Burton site, consolidating the production of our entire condiments portfolio into a single state-of-the-art specialist hub.


Knorr
Knorr
Knorr

**Knorr expanded its premium ready-to-heat pots range, offering consumers a convenient way to enjoy the latest trending cuisines.**

**Unilever** Annual Report and Accounts 2024 29

REVIEW OF THE YEAR

# Ice Cream

We are a leading global ice cream business with a portfolio tailored for both in-home and out-of-home consumption. We are fully focused on gaining market share and boosting profitability.


MAGNUM
bon bon.
Salted Caramel & Almond
MAGNUM
bon bon.
Gold Caramel Billionaire



30 **Unilever** Annual Report and Accounts 2024


MAGNUM
bon bon.
White Chocolate
& Cookies

## PERFORMANCE HIGHLIGHTS

### Turnover in 2024

# €8.3bn

**2023: €7.9bn** **2022: €7.9bn**

### Turnover growth

| | |
|---|---|
| **2024** | **4.5%** |
| 2023 | 0.5% |
| 2022 | 14.8% |

0%

### Underlying sales growth

| | USG | UVG | UPG |
|---|---|---|---|
| **2024** | **3.7%** | **1.6%** | **2.1%** |
| 2023 | 2.3% | -6.0% | 8.8% |
| 2022 | 9.0% | -0.7% | 9.7% |

0%

### Operating margin

| | |
|---|---|
| **2024** | 6.9% |
| 2023 | 9.6% |
| 2022 | 9.8% |

### Underlying operating margin



| | |
|---|---|
| **2024** | **11.8%** |
| 2023 | 10.8% |
| 2022 | 11.7% |

Pages 11 to 32 use GAAP and non-GAAP measures to explain the performance of our business. See pages 41 to 47 for further information.

**Unilever** Annual Report and Accounts 2024 31

**STRATEGIC REPORT** CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR

# Growing market share, boosting profitability



## HIGHLIGHTS

- **Strong innovation pipeline: launched Magnum Bon Bons, exceeding both volume and value targets.**
- **Achieved market share growth and significant profitability increase.**
- **Announced plans to separate through a demerger by the end of 2025.**

## ABOUT ICE CREAM

We are the world's largest ice cream business with five of the top ten bestselling ice cream brands globally, including Magnum, Cornetto, Wall's and Ben & Jerry's. With a diverse international footprint across 80 countries, a third of our sales come from emerging markets.

## SEPARATION OF ICE CREAM

In March 2024, the Unilever Board announced the planned separation of our Ice Cream business. With our distinct operating model, which includes a unique supply chain, points of sale and channels, this separation provides our business with an opportunity to establish a strong foundation for future growth and value creation.

More recently, in February 2025, we shared further plans to separate the business through a demerger, with listings in Amsterdam, London and New York – the same exchanges where Unilever PLC shares are currently traded. We aim to complete the separation by the end of 2025, while remaining headquartered in Amsterdam. We have appointed Jean-François van Boxmeer as Chair-Designate. Jean-François currently serves as Chair of Vodafone Group plc and as a non-executive director of Heineken Holding N.V., having previously been the Chief Executive of Heineken for 15 years.

We are making progress on the key workstreams, including the legal entities set up, implementing the standalone operating model and preparing the carve-out financials.

> Our improved performance is marked by more **streamlined operations**, **better execution**, and **improved distribution**, along with strong results in Turkey and the US.

**Peter ter Kulve**
President, Ice Cream

## OUR PERFORMANCE IN 2024

In 2024, our turnover increased by 4.5%, with underlying sales growth of 3.7%, driven by 1.6% from volume and 2.1% from price.

Our improved performance this year has been fuelled by a strong innovation pipeline and operational improvements. These include a more efficient go-to-market strategy, better distribution and optimised promotional activities.

Market share performance also improved throughout the year and we sharpened our focus on net productivity, which supported gross margin expansion and reinvestment in our brands.

Our in-home ice cream portfolio, which accounts for about 60% of turnover, grew low-single digit, driven by volume growth and supported by new snacking ranges. Our out-of-home ice cream portfolio grew mid-single digit, supported by premium innovations.

Operating profit declined to €571 million, driven by stepped-up restructuring as we implement our productivity programme, as well as costs related to the planned demerger of Ice Cream and other one-off charges. Underlying operating profit increased 15.1% from €852 million to €981 million, as operational efficiencies and pricing actions more than offset the impact of high commodity inflation in cocoa.

32 **Unilever** Annual Report and Accounts 2024

**STRATEGIC REPORT** CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR

## OUR STRATEGIC PRIORITIES

Our primary focus this year has been turning around the Ice Cream business. We have made good progress in developing an exciting product pipeline, improving our marketing, sales and distribution strategy, optimising our supply chain and building a dedicated sales teams globally. These are all areas we aim to continue strengthening, while also taking steps to ensure a smooth separation in 2025.

## MARKET-MAKING PREMIUM INNOVATIONS

Our iconic brand portfolio has been enjoyed by consumers for over 100 years. This year, we expanded our range by launching several premium, market-making innovations designed to bring new experiences to consumers while also meeting evolving snacking habits.

The increase in snacking has influenced consumer eating habits, leading to a trend of smaller, more frequent portions. Magnum embraced this trend with the launch of its bite-sized Bon Bons. Packaged in 12-piece shareable tubs, they deliver the signature Magnum indulgence in a convenient format. Launched across European markets, the range has gained significant traction, exceeding both volume and value performance targets. Further expansion plans are already underway.

Joining Magnum in the micro-format category, Yasso introduced Poppables, a Greek yoghurt-based snack that now accounts for 12% of the brand's growth in the US. Ben & Jerry's also expanded its bite-sized offerings with new flavours including Salted Caramel Brownie in its Peaces range, featuring resealable bags for on-the-go snacking.

Across our broader portfolio, Magnum further strengthened its premium portfolio with the launch of Magnum Fantasia, which features three new variants and combines the brand's signature cracking chocolate with a flavour-filled core. Launched globally, the range has delivered substantial gains across international markets.

In the US, Yasso also expanded its premium offering with the launch of three real fruit variants, blending Greek yoghurt with refreshing real fruit. Globally, Ben & Jerry's introduced a new oat base for its non-dairy ice creams. Launched across tubs and scoop shops, the range caters directly to consumers seeking plant-based alternatives.

Cornetto celebrated a major milestone this year with the 60th anniversary of the iconic Cornetto Classico. To mark the occasion, and to recognise the global bestseller, the brand launched a multi-market campaign titled 'Unwrap It', which leverages the distinctive blue and white branding and the universal experience of unwrapping a Cornetto ice cream.

## UNLOCKING TECHNOLOGY FOR GROWTH

We have accelerated the use of advanced technology to enhance distribution, drive sales and ensure product availability in our out-of-home channels. Building on last year's efforts, we continue to scale the use of AI and image capture technology across our freezer cabinets worldwide, optimising inventory, boosting sales and improving efficiency.

To date, our AI-enabled freezers have significantly boosted sales in several key markets by capturing stock images and generating real-time order recommendations, ensuring that our bestsellers are available to consumers. The data generated has also empowered our sales team by providing valuable insights into product launches and marketing campaigns, while enabling them to focus on business development, better promotion planning and forecasting.

We have also focused on improving our digital commerce sales. After flatlining in 2023, we have now returned to growth as a result of improving online and rapid delivery sales.

## OPTIMISING OUR PORTFOLIO AND OPERATIONS

This year, we made good progress in enhancing our supply chain, allowing us to reinvest savings into automation and factory improvements. For instance, we have expanded our Magnum production lines at our factories in Turkey and India, strengthening our manufacturing capabilities.

Our cost savings initiatives in Europe and the US are progressing according to plan, providing a strong foundation for our operations in 2025 and beyond. This year, we increased our investment in quality and safety measures, resulting in a reduction in product quality issues and food safety incidents within our factories. Our automation efforts across 21 factories have also improved overall efficiency and reduced food waste by 23%.

We have also driven portfolio efficiencies by consolidating our product lines, resulting in significant complexity reduction. In 2024, we built on the progress made in 2023 and reduced our product lines by a further 4% by removing less popular items while still delivering strong innovations.

## EMPOWERING OUR PEOPLE

The majority of our market General Managers have valuable prior Unilever experience, specifically in frontline-first Ice Cream roles, ensuring deep category expertise. To complement this, some of our new functional leaders have been recruited externally, bringing fresh perspectives and specialised knowledge to our organisation.

This refreshed leadership team has proven instrumental in advancing our business this year and will continue to reinforce our commitment to innovation, operational excellence and a renewed growth trajectory for the Ice Cream business.


UNWRAP THE
ORIGINAL
Cornetto

**Cornetto celebrated the 60th anniversary of Cornetto Classico with its global 'Unwrap It' campaign.**

**Unilever** Annual Report and Accounts 2024 33

UNLOCKING OUR FULL POTENTIAL  Over the past few years, we have been driving an organisation- wide change agenda to reshape our structure and renew our culture to become a simpler, more focused and higher- performing business. In 2022, we implemented the Compass Organisation and in 2023, we introduced our Growth Action Plan, including a focus on sharpening our performance edge. This year, we have taken decisive steps to support the next stage of our transformation. In March, we launched an organisation- wide productivity programme. And in November, we refreshed our people ambition, emphasising four core Unilever-wide behaviours that will be launched in 2025 through the deployment of our winning culture programme. These changes – and more – are crucial steps in delivering our GAP 2030 strategy and transforming Unilever into a best-in-class consumer goods company. OUR PRODUCTIVITY PROGRAMME Throughout 2024, our primary focus was on implementing our extensive productivity programme, designed to substantially improve our efficiency and effectiveness. This comprehensive initiative adopts a holistic approach to our business operations, driven by three fundamental design principles: market segmentation, process simplification and leveraging advancements in technology. Although the changes – including a reduction in predominantly office-based workers – are not easy, they are necessary to drive the long-term growth and competitiveness of the company. These changes also offer the opportunity to create more focused and impactful roles as we accelerate our digital transformation. Over the next three years, the programme is anticipated to deliver total cost savings of around €800 million, enabling increased investment in brand growth and innovation. We are committed to building a winning culture that enables everyone to be successful and unlocks the full potential of Unilever. Mairéad Nayager Chief People Officer ENGAGING OUR PEOPLE Our annual UniVoice survey gauges employee sentiment and identifies areas for improvement. Overall employee engagement was 79%, above industry benchmarks, but 5% lower than 2023. While engagement among factory-based teams remained steady at 83%, there was a drop in engagement among office- based employees to 75% – a result we anticipated due to the productivity programme. The results reaffirmed the strength of our core business fundamentals, with high scores in safety, product quality and business integrity. Additionally, 87% of employees said they feel proud to work for Unilever and 82% see a clear link between their work and the company’s strategic objectives. However, they also highlighted the need for greater speed and agility, which aligns with the focus areas of our refreshed people agenda. For more information on how we engage with our employees, see pages 272 to 278. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REVIEW OF THE YEAR Our People & Culture 34 Unilever Annual Report and Accounts 2024 HIGHLIGHTS ■ Initiated a productivity programme to drive greater speed and simplification. ■ Launched a refreshed people ambition to enhance talent, engagement and performance. ■ Achieved a 79% employee engagement score in our annual UniVoice survey. BUILDING A WINNING CULTURE  Our company has always upheld its core values of respect, responsibility, integrity and pioneering spirit, and these values will always remain. However, more work is needed to elevate our talent further and ensure we have the right culture in place to deliver on our GAP 2030 strategy. Central to our refreshed people ambition, we are focusing on three strategic areas – our values, people and behaviours – to build a winning culture at Unilever. As a first step, in 2025, we will implement a framework consisting of four iconic shifts to help us achieve this. These four shifts are: ■ Motivate for performance: bringing clarity on goals, reward systems and pay. ■ Coach for performance: making coaching and feedback a central part of our culture to help drive higher personal and company performance. ■ Manage talent for performance: refreshing our policies and processes to support the cultivation of our top talent, address underperformance and ensure effective career progression. ■ Rewire for performance: increasing access to data and performance visibility to drive motivation and inspiration within the organisation. To support this framework, we have introduced four essential behaviours: care deeply, focus on what counts, stay three steps ahead, and deliver with excellence. These behaviours – identified during senior leadership focus groups – are crucial to building a more consistent, higher-performing business. ENHANCING OUR CAPABILITIES To ensure we have the right people and skills base to deliver our GAP 2030 strategy, we made several changes across our organisation this year. At the Unilever Leadership Executive (ULE) level, over half of our leaders are new to their roles within the past year. Among these changes is the appointment of Mairéad Nayager as Chief People Officer, responsible for Unilever’s global people strategy, culture and organisation.  We remain fully committed to empowering our strong international talent base, ensuring everyone has the capabilities and skills to excel and reach their full potential. The injection of external talent into the business will remain an important element of our people strategy as we build our capabilities – especially in areas such as digital marketing and generative AI. Here, we have sharpened our focus to ensure our marketeers are fully equipped to leverage the shift to social-first communication and its convergence with commerce and entertainment. TALENT POWERHOUSE  We are a company that values each individual for the contribution they make to the company. We have the ambition to have the best talent in Unilever. Our focus is on creating an inclusive environment where all talent can succeed, as called out in our people ambition within GAP 2030. We strongly believe that having people who represent the consumers we serve in fast-moving market conditions, enables us to perform better. For more information on our approach, see pages 50 and 272 to 273. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REVIEW OF THE YEAR Unilever Annual Report and Accounts 2024 35 In November 2024, the Unilever Leadership Executive hosted an all-company engagement session to launch our new strategy, highlighting our purpose, priorities, sustainability commitments and culture. MORE FOCUSED, URGENT AND SYSTEMIC Sustainability is a strategic imperative for our business and a key part of our Growth Action Plan 2030. In May, we launched our refocused sustainability strategy, with 15 near- and medium- term goals to accelerate action in four priority areas where we can deliver the greatest impact: Climate, Nature, Plastics and Livelihoods. In practice, this means: clear focus and resource allocation for the priority areas embedded in our strategic planning process; approaching sustainability with the same urgency and rigour as commercial issues; and recognising the role of advocacy in addressing enablers and blockers of progress outside our direct control. Our primary focus in the short term is on laying the foundations for accelerated action, including: engaging with suppliers and delivery partners; scaling innovations and partnerships; and advocating for system-wide policy interventions. We have made good early progress against our goals but there is more work to do. See pages 48 to 50. To help drive more focused delivery and accountability in the future, we continue to improve our underlying data, reporting systems and monitoring. In some cases, this has impacted our reported progress against our climate and plastic goals. For the first time this year, we are reporting a consolidated sustainability statement in compliance with the European Sustainability Reporting Standards (ESRS). This statement incorporates mandatory and voluntary disclosures that were previously reported in the Strategic Report. See pages 295 to 297 for an index of ESRS disclosures covering a range of sustainability issues and related policies, including those on the following pages. CLIMATE Climate change is a material risk to our business. Our immediate priority is to achieve significant reductions in absolute Scope 3 greenhouse gas emissions by 2030, as part of our transition towards net zero. We continue to make progress towards our Scope 1 and 2 target. In March 2024, we launched our refreshed Climate Transition Action Plan (CTAP), which includes more ambitious Scope 3 targets approved by the Science Based Targets initiative (SBTi), and focused actions in ten key areas across our value chain. This plan, endorsed by shareholders at our 2024 AGM in May, guides our actions across the business. A significant portion of our Scope 3 emissions comes from purchased goods and services. Through our global Supplier Climate Programme, we are collaborating closely with suppliers to help accelerate their climate initiatives and, where possible, collect product carbon footprint data. We are focusing on those suppliers that we consider to have the greatest climate impact, such as chemical ingredients, packaging suppliers and third-party manufacturers. To support efforts to reduce Scope 3 emissions from our key forest-risk commodities, we remain focused on deforestation- free sourcing and have verified that 336 palm oil mills in our supply chain now have methane capture capability in place. See Nature for more on deforestation-free sourcing. Transitioning to lower-emission ingredients in our products is both critical and technically challenging. This year, we successfully launched several reformulated, lower-emission products in our Home Care and Personal Care portfolios, laying the foundation to scale these products across several markets in 2025. We are also working closely with chemical ingredient suppliers to source lower-emission LAB and soda ash, which contribute a significant proportion of our Scope 3 emissions in our Home Care products. In addition to our focus on chemical feedstocks, we continue to develop long-term partnerships with industry innovators, such as Nufarm, to develop alternative plant-based ingredients for our laundry detergents and beauty and personal care products. A key element of our strategy is ongoing advocacy to create conditions that enable governments and industries to align with the 1.5°C pathway outlined in the Paris Agreement. Our first Climate Policy Engagement Review, published in March 2024, details our approach to climate policy engagement and includes a review of our industry associations’ alignment with our climate policy positions, which support the Paris Agreement. NATURE Our business relies on resilient natural and agricultural ecosystems. Our actions on nature are also integral to reducing our agriculture and land-based emissions. As a result, we have extended our climate principal risk to now include both climate and nature, of which biodiversity is a key element. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REVIEW OF THE YEAR Sustainability Review 36 Unilever Annual Report and Accounts 2024 HIGHLIGHTS ■ Encouraging early progress against sustainability goals. ■ Continued advocacy for systemic policy interventions, such as the Global Plastics Treaty. ■ Focused on scaling innovations and partnerships through targeted action. In 2024, we raised the ambition level of our nature goals to protect and regenerate natural ecosystems closely associated with our sourcing locations across our value chain. To support with this, we continued the implementation of protection and restoration programmes in Indonesia and Malaysia. Dove’s partnership with the Rimba Collective is one of the key projects which aims to protect and restore rainforests in South East Asia. Our regenerative agriculture programme builds on a long- standing commitment to sustainable sourcing. Currently, we have 23 active regenerative agriculture projects. We are improving our measurement capabilities to help us understand the impact of these projects. We remain focused on our deforestation-free supply chain agenda, through continued investment in infrastructure, verification of suppliers, and partnerships with farmers, suppliers and communities. See page 255 for more. We are also working with governments, NGOs and other partners to drive change beyond our value chain. For instance, Unilever and the Business for Nature coalition urged governments at the UN Biodiversity COP16 to implement stronger policies to support business efforts in halting and reversing nature loss by 2030. PLASTICS Our plastic packaging goals focus on the areas of our value chain where we can deliver most impact: sourcing, packaging design, use and disposal. In 2024, we updated our plastics goals to sharpen our focus on priorities like reducing our use of virgin plastic and developing alternatives for hard-to-recycle flexible plastic packaging materials. We have also improved the accuracy of our plastics reporting to help inform our actions and investments. See page 259 for more. Developing alternatives to flexible plastic is critical to deliver our virgin plastic reduction goal. Packaging experts and material scientists at our Packaging R&D Centre have so far evaluated over 3,000 emerging materials and technologies, particularly those that could serve as barrier materials in flexible packaging. As an interim measure while we explore alternatives, we have transitioned some products’ packaging, like Knorr bouillon cubes in the UK, into new materials, anticipating the broader adoption of new paper-based flexible packaging materials. We are also focused on the elements of our rigid plastic packaging that are difficult to recycle – such as pumps and trigger sprays. For example, in 2024, we introduced a new recyclable pump for Vaseline bottles in North America. We continue to play a leading role in the Business Coalition for a Global Plastics Treaty, calling for legally binding global rules to reduce plastic pollution. LIVELIHOODS Our Livelihoods agenda aims to positively enhance the lives of people across our value chain, including smallholder farmers, workers of our suppliers, and small and medium-sized retailers. In 2024, we refocused our efforts on creating greater change for the people who contribute to our business success by setting three short-term goals. Our Code of Business Principles sets out our commitment to pay a living wage to all our direct employees. We were awarded our second global independent accreditation as a living wage employer, covering the 2024 calendar year – see page 273 for more details. We are now asking our suppliers in key markets to sign our Living Wage Promise – a commitment to identify and address gaps between the minimum and living wages for their workforce. With support from the Sustainable Trade Initiative (IDH), we are providing training, tools and other resources to help them get started. To promote the adoption of living wages more broadly, we are also advocating for change through industry forums like the UN Global Compact and supporting the availability of free, publicly accessible living wage data. Additionally, we are helping smallholder farmers to improve their productivity and farming practices by enrolling them in certification schemes and providing access to income growth and regenerative agriculture programmes. In turn, this helps to improve the resilience of our supply chain. We support small to medium-sized enterprises (SMEs) in our retail value chain to grow their businesses by expanding our digital commerce platforms so that SMEs can buy directly from us, and easily access financial services. We are also scaling our last-mile distribution programmes, which enable us to reach consumers in remote areas across a number of developing markets. HUMAN RIGHTS Our commitment to respect human rights underpins our work across the four sustainability priorities and forms a key part of our Code of Business Principles and Responsible Partner Policy. We continue to strengthen our approach to engaging with rightsholders, including individuals who live and work in the communities where we operate or source from, see page 270 for more information. In 2024, we partnered with Oxfam to develop practical guidance for effective collaboration with rightsholders, ensuring a consistent approach to our engagement. We are piloting this guidance in our plastics value chain in Indonesia and India. We are also engaging with rightsholders in our sugar and tea supply chains through multi-stakeholder initiatives, such as the Bonsucro Impact Fund and the Women’s Safety Accelerator Fund (WSAF). Impact measurement is also a key focus of our human rights strategy. In 2024, we developed a human rights impact measurement framework to help ensure consistency in reporting and drive strategic decision-making. For more information on our approach to human rights issues, including our Code of Business Principles, Responsible Partner Policy and actions in respect of human rights, see pages 92 to 93 and 270. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REVIEW OF THE YEAR Unilever Annual Report and Accounts 2024 37 Experts at our Packaging R&D Centre in Port Sunlight are testing emerging and new technologies to support our work on virgin plastic reduction.

Unilever Group performance Unilever 2024 2023 2022 Turnover growth 1.9% (0.8) % 14.5 % Underlying sales growth 4.2% 7.0% 9.0 % Underlying volume growth 2.9% 0.2% (2.1) % Operating margin 15.5% 16.4% 17.9 % Underlying operating margin 18.4% 16.7% 16.1 % Cash flow from operating activities €12.1bn €11.6bn €10.1bn Free cash flow €6.9bn €7.1bn €5.2bn Net cash flow (used in)/from investing activities €(0.6)bn €(2.3)bn €2.5bn Net cash flow used in financing activities €(6.9)bn €(7.2)bn €(8.9)bn Business Group performance Beauty & Wellbeing 2024 2023 2022 Turnover €13.2bn €12.5bn €12.3bn Turnover growth 5.5% 1.8% 20.8 % Underlying sales growth 6.5% 8.3% 7.8 % Operating margin 15.0% 17.7% 17.6 % Underlying operating margin 19.4% 18.7% 18.7 % Personal Care 2024 2023 2022 Turnover €13.6bn €13.8bn €13.6bn Turnover growth (1.5) % 1.4% 15.9 % Underlying sales growth 5.2% 8.9% 7.9 % Operating margin 20.1% 21.4% 16.6 % Underlying operating margin 22.1% 20.2% 19.6 % STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PERFORMANCE Financial performance 38 Unilever Annual Report and Accounts 2024 Business Group performance continued Home Care 2024 2023 2022 Turnover €12.3bn €12.2bn €12.4bn Turnover growth 1.4% (1.8) % 17.3 % Underlying sales growth 2.9% 5.9% 11.8 % Operating margin 12.3% 11.6% 8.6 % Underlying operating margin 14.5% 12.3% 10.8 % Foods 2024 2023 2022 Turnover €13.4bn €13.2bn €13.9bn Turnover growth 1.1% (5.0) % 6.1 % Underlying sales growth 2.6% 7.7% 8.6 % Operating margin 19.5% 18.3% 32.4 % Underlying operating margin 21.3% 18.6% 17.6 % Ice Cream 2024 2023 2022 Turnover €8.3bn €7.9bn €7.9bn Turnover growth 4.5% 0.5% 14.8 % Underlying sales growth 3.7% 2.3% 9.0 % Operating margin 6.9% 9.6% 9.8 % Underlying operating margin 11.8% 10.8% 11.7 % Underlying sales growth, underlying volume growth, underlying operating margin and free cash flow are non-GAAP measures. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on pages 41 to 47. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PERFORMANCE Unilever Annual Report and Accounts 2024 39 Additional financial disclosures CASH FLOW Cash flow from operating activities increased by €0.6 billion. While working capital had an adverse impact of €1.0 billion versus prior year mainly due to a significant improvement in 2023, this was more than offset by favourable movements in pensions and provisions, where payments were lower as compared to prior year and non-cash charges which were significantly higher in 2024. € million 2024 2023 Operating profit 9,400 9,758 Depreciation, amortisation and impairment 1,757 1,579 Changes in working capital (160) 814 Pensions and similar obligations less payments (88) (281) Provisions less payments 330 (185) Elimination of losses/(profits) on disposals 436 (433) Non-cash charge for share-based compensation 324 212 Other adjustments 145 97 Cash flow from operating activities 12,144 11,561 Income tax paid (2,625) (2,135) Net capital expenditure (1,934) (1,703) Net interest paid (653) (632) Free cash flow* 6,932 7,091 Net cash flow (used in)/from investing activities (625) (2,294) Net cash flow used in financing activities (6,941) (7,193) Income tax paid increased by €0.5 billion compared to the prior year due to higher payments in markets where tax credits expired during the year, and lower tax refunds in certain markets. Net cash flow used in investing activities was €(0.6) billion compared to €(2.3) billion in the prior year. The lower outflow was primarily driven by the divestment of financial assets particularly in India, reduced investment in non-current assets in Argentina and higher proceeds from the disposals of Elida Beauty, our Russian business, Pureit and Truliva in the year, partly offset by the cash outflow for the acquisition of K18 and deferred consideration related payments. Capital expenditure increased by €0.2 billion in 2024. Net cash flow used in financing activities was €(6.9) billion compared to €(7.2) billion in the prior year primarily due to a lower net increase in borrowings, partly offset by higher interest payments. The impact from share buybacks was consistent with the prior year. BALANCE SHEET € million 2024 2023 Goodwill and intangible assets 40,901 39,466 Other non-current assets 19,655 17,898 Current assets 19,194 17,902 Total assets 79,750 75,266 Current liabilities 25,234 23,507 Non-current liabilities 31,961 30,995 Total liabilities 57,195 54,502 Shareholders’ equity 19,990 18,102 Non-controlling interest 2,565 2,662 Total equity 22,555 20,764 Total liabilities and equity 79,750 75,266 Goodwill and intangible assets were €40.9 billion. This was an increase of €1.4 billion compared to the prior year. The increase was due to a favourable currency impact of €1.1 billion, with other movements from the acquisitions of K18 partly offset by impact of disposals in the year. See note 21 on pages 186 to 188 and note 9 on pages 160 to 162 for more. Other non-current assets increased by €1.8 billion, primarily due to higher purchase of property, plant and equipment, as well as a higher net pension surplus due to strong performance of equity and other growth assets. Current assets increased by €1.3 billion led by cash and cash equivalents, partly offset by a decrease in other financial assets and assets held for sale, which was reduced following the disposal of the Elida Beauty business. Cash and cash equivalents increased by €2.0 billion. Non-controlling interest decreased by €(0.1) billion due to the disposal of the Truliva business. Net debt* Closing net debt was €24.5 billion compared to €23.7 billion as at 31 December 2023. The increase was due to capital returns of €4.3 billion in dividends and €1.5 billion in share buybacks to PLC shareholders, and other adverse movements that were partially offset by the free cash flow delivery of €6.9 billion. Net debt to underlying earnings before interest, taxation, depreciation and amortisation (UEBITDA) was 1.9 as at 31 December 2024 versus 2.1 in the prior year. This is primarily used to assess our leverage level. Movement in net pension liability/asset The table below shows the movement in net pension liability/ asset during the year. Pension assets net of liabilities were in surplus of €3.0 billion at the end of 2024 compared with a surplus of €2.4 billion at the end of 2023. The increase was primarily driven by strong investment returns in equities, while higher long-term government bond yields led to reductions in both fixed income assets and pension liabilities. € million 2024 1 January 2,401 Gross service cost (178) Employee contributions 37 Actual return on plan assets (excluding interest) (601) Net interest income/(cost) 71 Actuarial gain/(loss) 957 Employer contributions 197 Currency retranslation 72 Other movements(a) 14 31 December 2,970 (a) Other movements relate to special termination benefits, changes in asset ceiling, past service costs including losses/(gains) on curtailment, settlements and other immaterial movements. For more details, see note 4B on pages 150 to 155. (*) Certain measures used in our reporting are not defined under IFRS. For further information about these measures, please refer to the commentary on non-GAAP measures on pages 41 to 47. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PERFORMANCE 40 Unilever Annual Report and Accounts 2024 Finance and liquidity Approximately €3.0 billion (or 49%) of the Group’s cash and cash equivalents is held in central finance companies for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third-party borrowings. We maintain access to global debt markets through an infrastructure of short- and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 174 to 180. The remaining €3.1 billion (or 51%) of the Group’s cash and cash equivalents is held in foreign subsidiaries, which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends, which in some cases are subject to withholding or distribution tax. This balance includes €176 million (2023: €98 million, 2022: €449 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available in any means for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations. We closely monitor all our exposures and counter-party limits. Unilever has committed credit facilities in place for general corporate purposes. The undrawn bilateral committed credit facilities in place on 31 December 2024 were $5,200 million and €2,600 million. Further information on liquidity management is set out in note 16A to the consolidated financial statements. Material cash commitments from contractual and other obligations The following table shows the amount of our contractual and other obligations as at 31 December 2024. The material cash commitments from contractual and other obligations arise from our borrowings, which include bonds, commercial paper, bank and other loans, interest on these borrowings, and trade payables and accruals. € million 2024 Due within 1 year Due in 1-3 years Due in 3-5 years Due in over 5 years Bonds 26,957 3,117 5,046 6,291 12,503 Commercial paper, bank and other loans 2,770 2,764 – 2 4 Interest on financial liabilities 4,800 695 1,218 873 2,014 Trade payables, accruals and other liabilities 16,266 16,064 135 41 26 Lease liabilities 1,801 389 579 354 479 Other lease commitments 330 101 133 30 66 Purchase obligations(a) & other long-term commitments 4,198 1,654 1,871 489 184 Others(b) 824 649 173 2 – Total 57,946 25,433 9,155 8,082 15,276 (a) For raw and packaging materials and finished goods. (b) Includes other financial liabilities and deferred consideration for acquisitions. Further details are set out in the following notes to the consolidated financial statements: note 10 on pages 163 to 165, note 15C on pages 172 to 173, and note 20 on pages 185 and 186. We are satisfied that our financing arrangements are adequate to meet our short-term and long-term cash requirements. In relation to the facilities available to the Group, borrowing requirements do not fluctuate materially during the year and are not seasonal. Guaranteed US debt securities At 31 December 2024, the Group had in issue US$10.95 billion (2023: US$11.2 billion; 2022: US$10.75 billion) bonds in connection with a US shelf registration. See page 221 for more information on these bonds and related commentary on guarantor information. NON-GAAP MEASURES Certain discussions and analyses set out in this Annual Report and Accounts (and the Additional Information for US Listing Purposes) include measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliation to relevant GAAP measures. EXPLANATION AND RECONCILIATION OF NON-GAAP MEASURES Unilever uses ‘constant rate’ and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in our key markets. Annual average rate in 2024 Annual average rate in 2023 Brazilian real (€1 = BRL) 5.761 5.405 Chinese yuan (€1 = CNY) 7.751 7.635 Indian rupee (€1 = INR) 90.652 89.232 Indonesia rupiah (€1 = IDR) 17,177 16,457 Mexican peso (€1 = MXN) 19.589 19.169 Philippine peso (€1 = PHP) 62.055 60.110 Turkish lira (€1 = TRY) 36.671 31.625 UK pound sterling (€1 = GBP) 0.848 0.870 US dollar (€1 = US$) 1.085 1.081 In the following sections, we set out our definitions of the following non-GAAP measures and provide reconciliation to relevant GAAP measures: ■ underlying sales growth; ■ underlying volume growth; ■ underlying price growth; ■ non-underlying items; ■ underlying operating profit and underlying operating margin; ■ underlying effective tax rate; ■ underlying earnings per share; ■ constant underlying earnings per share; ■ net debt; ■ underlying earnings before interest, taxation, depreciation and amortisation; ■ free cash flow; ■ cash conversion; ■ underlying return on invested capital; and ■ underlying return on assets. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PERFORMANCE Unilever Annual Report and Accounts 2024 41

UNDERLYING SALES GROWTH Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG, as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure of turnover to USG is as follows: Beauty & Wellbeing Personal Care Home Care Foods Ice Cream Group 2024 vs 2023 Turnover (€ million) 2023 12,466 13,829 12,181 13,204 7,924 59,604 2024 13,157 13,618 12,352 13,352 8,282 60,761 Turnover growth(a) (%) 5.5 (1.5) 1.4 1.1 4.5 1.9 Effect of acquisitions (%) 0.9 – – – 1.2 0.4 Effect of disposals (%) (1.2) (5.3) (0.9) (0.5) (0.3) (1.8) Effect of currency-related items, (%) (0.6) (1.1) (0.5) (1.0) (0.1) (0.7) of which: Exchange rate changes (%) (2.2) (3.0) (3.6) (2.8) (1.9) (2.8) Extreme price growth in hyperinflationary markets(b) (%) 1.6 1.9 3.2 1.9 1.8 2.1 Underlying sales growth(b) (%) 6.5 5.2 2.9 2.6 3.7 4.2 2023 vs 2022 Turnover (€ million) 2022 12,250 13,636 12,401 13,898 7,888 60,073 2023 12,466 13,829 12,181 13,204 7,924 59,604 Turnover growth(a) (%) 1.8 1.4 (1.8) (5.0) 0.5 (0.8) Effect of acquisitions (%) 1.9 – – – 0.9 0.5 Effect of disposals (%) (1.7) (0.9) – (6.9) – (2.1) Effect of currency-related items, (%) (6.2) (6.1) (7.2) (5.2) (2.7) (5.7) of which: Exchange rate changes (%) (7.5) (8.0) (10.3) (6.8) (5.4) (7.8) Extreme price growth in hyperinflationary markets(b) (%) 1.5 2.1 3.4 1.7 2.8 2.2 Underlying sales growth(b) (%) 8.3 8.9 5.9 7.7 2.3 7.0 2022 vs 2021 Turnover (€ million) 2021 10,138 11,763 10,572 13,104 6,867 52,444 2022 12,250 13,636 12,401 13,898 7,888 60,073 Turnover growth(a) (%) 20.8 15.9 17.3 6.1 14.8 14.5 Effect of acquisitions (%) 3.8 – – 0.3 – 0.8 Effect of disposals (%) (0.1) – – (7.1) – (1.8) Effect of currency-related items, (%) 8.1 7.4 4.9 4.9 5.4 6.2 of which: Exchange rate changes (%) 6.9 6.2 2.6 3.6 3.9 4.7 Extreme price growth in hyperinflationary markets(b) (%) 1.0 1.1 2.2 1.2 1.5 1.4 Underlying sales growth(b) (%) 7.8 7.9 11.8 8.6 9.0 9.0 (a) Turnover growth is made up of distinct individual growth components, namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components. (b) Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the underlying sales growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets. UNDERLYING VOLUME GROWTH Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. UNDERLYING PRICE GROWTH Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PERFORMANCE 42 Unilever Annual Report and Accounts 2024 The relationship between USG, UVG and UPG is set out below: 2024 vs 2023 2023 vs 2022 2022 vs 2021 Underlying volume growth (%) 2.9 0.2 (2.1) Underlying price growth (%) 1.3 6.8 11.3 Underlying sales growth (%) 4.2 7.0 9.0 NON-UNDERLYING ITEMS Some of our non-GAAP measures are adjusted to exclude items defined as non-underlying. Management considers non- underlying items to be significant, unusual or non-recurring in nature and so believe that separately identifying them helps users better understand the financial performance of the Group from period to period. ■ Non-underlying items within operating profit are gains or losses on business disposals, acquisition and disposal-related costs, restructuring costs, impairments and other approved one-off items within operating profit classified here due to their nature and frequency. ■ Non-underlying items not in operating profit but within net profit are net monetary gains/(losses) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation. ■ Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax. Consequently, within underlying operating profit we exclude the following items: ■ Restructuring costs are costs that are directly attributable to a restructuring project. Management defines a restructuring project as a strategic, major initiative that delivers cost savings and materially changes either the scope of the business or the manner in which the business is conducted. ■ Acquisitions and disposal-related costs are costs that are directly attributable to a business acquisition or disposal project. ■ Impairment of assets including goodwill, intangible assets, and property, plant and equipment. ■ Gains or losses from the disposal of group companies which arise from business disposal projects. ■ Other approved one-off items are those additional matters considered by management to be significant and outside the course of normal operations. The breakdown of non-underlying items is shown below: € million 2024 € million 2023 € million 2022 Non-underlying items within operating profit before tax (1,779) (173) 1,072 Acquisition and disposal-related costs(a) (387) (242) (50) (Loss)/gain disposal of group companies(b) (406) 489 2,335 Restructuring costs(c) (850) (499) (777) Impairments(d) (133) (1) (221) Other (3) 80 (215) Tax on non-underlying items within operating profit 129 207 273 Non-underlying items within operating profit after tax (1,650) 34 1,345 Non-underlying items not in operating profit but within net profit before tax (155) (153) (164) Interest related to the UK tax audit of intangible income and centralised services 40 (11) (7) Net monetary gain arising from hyperinflationary economies (195) (142) (157) Tax impact of non-underlying items not in operating profit but within net profit, including non-underlying tax items 90 12 (121) Non-underlying items not in operating profit but within net profit after tax (65) (141) (285) Non-underlying items after tax (1,715) (107) 1,060 Attributable to: Non-controlling interest 21 (6) (14) Shareholders' equity (1,736) (101) 1,074 (a) 2024 includes a charge of €239 million (2023: €104 million) relating to the revaluation of the minority interest liability of Nutrafol, €54 million related to the Ice Cream separation, and €39 million relating to the acquisition of Yasso. (b) 2024 net loss arises from the disposals of our Russian business, Elida Beauty, Pureit and Qinyuan. This net loss includes a foreign currency translation reserve write-off of €545 million. 2023 includes a gain of €497 million related to the disposal of Suave. 2022 includes a gain of €2,303 million related to the disposal of the global tea business. (c) In 2024, we announced the launch of a company-wide productivity programme that would impact around 7,500 jobs and support margin improvement through specific interventions over its duration. The majority of the costs incurred that relate to the productivity programme were for redundancy and are recognised as restructuring in line with our policy. The remaining costs comprise technology and supply chain projects. (d) 2024 includes an impairment charge of €127 million relating to Blueair, an air purification business. 2022 includes an impairment charge of €192 million relating to Dollar Shave Club. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PERFORMANCE Unilever Annual Report and Accounts 2024 43 UNDERLYING OPERATING PROFIT AND UNDERLYING OPERATING MARGINS Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The Group reconciliation of operating profit to underlying operating profit is as follows: € million 2024 2023 2022 Operating profit 9,400 9,758 10,755 Non-underlying items within operating profit 1,779 173 (1,072) Underlying operating profit 11,179 9,931 9,683 Turnover 60,761 59,604 60,073 Operating margin (%) 15.5 16.4 17.9 Underlying operating margin (%) 18.4 16.7 16.1 Further details on non-underlying items can be found on page 43 of the consolidated financial statements. Refer to note 2 on page 146 for the reconciliation of operating profit to underlying operating profit by division. For each division, operating margin is computed as operating profit divided by turnover and underlying operating margin is computed as underlying operating profit divided by turnover. UNDERLYING EFFECTIVE TAX RATE The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net profit/(loss) of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net (profit)/loss of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the table: € million 2024 2023 Taxation 2,500 2,199 Tax impact of: Non-underlying items within operating profit 129 207 Non-underlying items not in operating profit but within net profit(a) 90 12 Taxation before tax impact of non-underlying items 2,719 2,418 Profit before taxation 8,869 9,339 Share of net (profit)/loss of joint ventures and associates (255) (231) Profit before tax excluding share of net profit/ (loss) of joint ventures and associates 8,614 9,108 Non-underlying items within operating profit before tax(a) 1,779 173 Non-underlying items not in operating profit but within net profit before tax 155 153 Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates 10,548 9,434 Effective tax rate (%) 29.0 24.1 Underlying effective tax rate (%) 25.8 25.6 (a) See page 43 for further details. UNDERLYING EARNINGS PER SHARE Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. The reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders’ equity is as follows: € million 2024 2023 2022 Net profit 6,369 7,140 8,269 Non-controlling interests (625) (653) (627) Net profit attributable to shareholders’ equity – used for basic and diluted earnings per share 5,744 6,487 7,642 Post-tax impact of non-underlying items 1,736 101 (1,074) Underlying profit attributable to shareholders’ equity – used for underlying earnings per share 7,480 6,588 6,568 Diluted average number of shares (millions of share units) 2,507.1 2,532.4 2,559.8 Diluted EPS (€) 2.29 2.56 2.99 Underlying EPS – diluted (€) 2.98 2.60 2.57 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PERFORMANCE 44 Unilever Annual Report and Accounts 2024 CONSTANT UNDERLYING EARNINGS PER SHARE Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies, divided by the diluted average number of ordinary share units. This measure reflects the underlying earnings for each ordinary share unit of the Group in constant exchange rates. The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows: € million 2024 2023 Underlying profit attributable to shareholders’ equity 7,480 6,588 Impact of translation from current to constant exchange rates and translational hedges 272 (45) Impact of price growth in excess of 26% per year in hyperinflationary economies(a) (274) – Constant underlying earnings attributable to shareholders’ equity 7,478 6,543 Diluted average number of shares (millions of units) 2,507.1 2,532.4 Constant underlying EPS (€) 2.98 2.58 (a) See pages 41 to 42 for further details. NET DEBT Net debt is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non- current financial asset derivatives that relate to financial liabilities. The reconciliation of total financial liabilities to net debt is as follows: € million 2024 2023 Total financial liabilities (32,053) (29,622) Current financial liabilities (6,987) (5,087) Non-current financial liabilities (25,066) (24,535) Cash and cash equivalents as per balance sheet 6,136 4,159 Cash and cash equivalents as per cash flow statement 5,950 4,045 Add: bank overdrafts deducted therein 180 116 Less: cash and cash equivalents held for sale 6 (2) Other current financial assets 1,330 1,731 Non-current financial assets derivatives that relate to financial liabilities 68 75 Net debt (24,519) (23,657) UNDERLYING EARNINGS BEFORE INTEREST, TAXATION, DEPRECIATION AND AMORTISATION (UEBITDA) Underlying earnings before interest, taxation, depreciation and amortisation means operating profit before the impact of depreciation, amortisation and non-underlying items within operating profit. We use UEBITDA in assessing our leverage level, which is expressed as net debt/UEBITDA. The reconciliation of operating profit to UEBITDA is as follows: € million 2024 2023 Net profit 6,369 7,140 Net finance costs 604 486 Net monetary loss arising from hyperinflationary economies 195 142 Share of net profit of joint ventures and associates (255) (231) Other income/(loss) from non-current investments and associates (13) 22 Taxation 2,500 2,199 Operating profit 9,400 9,758 Depreciation and amortisation 1,624 1,578 Earnings before interest, taxes, depreciation and amortisation (EBITDA) 11,024 11,336 Non-underlying items within operating profit 1,779 173 Underlying earnings before interest, taxes, depreciation and amortisation (UEBITDA) 12,803 11,509 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PERFORMANCE Unilever Annual Report and Accounts 2024 45

FREE CASH FLOW Free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any. The reconciliation of cash flow from operating activities to FCF is as follows: € million 2024 2023 2022 Cash flow from operating activities 12,144 11,561 10,089 Income tax paid (2,625) (2,135) (2,807) Net capital expenditure (1,934) (1,703) (1,627) Net interest payments (653) (632) (457) Free cash flow 6,932 7,091 5,198 Net cash flow (used in)/from investing activities (625) (2,294) 2,453 Net cash flow used in financing activities (6,941) (7,193) (8,890) CASH CONVERSION Unilever defines cash conversion as free cash flow excluding tax on disposal as a proportion of net profit, excluding P&L on disposal and income from joint ventures, associates and non-current investments. This reflects our ability to convert profit to cash. € million 2024 2023 Net profit 6,369 7,140 Loss/(gain) on disposal of group companies 406 (489) Share of net profit of joint ventures and associates (255) (231) Other (income)/loss from non-current investments and associates (13) 22 Tax on gain on disposal of group companies 140 (69) Net profit excluding P&L on disposals, JV, associates, NCI 6,647 6,373 Cash flow from operating activities 12,144 11,561 Free cash flow 6,932 7,091 Cash impact of tax on disposal 111 14 Free cash flow excluding cash impact of tax on disposal 7,043 7,105 Cash conversion from operating activities (%) 191 162 Cash conversion (%) 106 111 UNDERLYING RETURN ON INVESTED CAPITAL Underlying return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. The measure provides a guide rail for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. Underlying ROIC is calculated as underlying operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities. € million 2024 2023 Operating profit 9,400 9,758 Tax on operating profit(a) (2,726) (2,352) Operating profit after tax 6,674 7,406 Operating profit 9,400 9,758 Non-underlying items within operating profit 1,779 173 Underlying operating profit before tax 11,179 9,931 Tax on underlying operating profit(b) (2,882) (2,545) Underlying operating profit after tax 8,297 7,386 Goodwill 22,311 21,109 Intangible assets 18,590 18,357 Property, plant and equipment 11,669 10,707 Net assets held for sale 119 516 Inventories 5,177 5,119 Trade and other current receivables 6,011 5,775 Trade payables and other current liabilities (16,690) (16,857) Period-end invested capital 47,187 44,726 Average invested capital for the period 45,957 45,487 Return on invested capital (%) 14.5 16.3 Underlying return on invested capital (%) 18.1 16.2 (a) Tax on operating profit is calculated as operating profit before tax multiplied by the effective tax rate of 29.0% (2023: 24.1%), which is shown on page 44. (b) Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by underlying effective tax rate of 25.8% (2023: 25.6%), which is shown on page 44. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PERFORMANCE 46 Unilever Annual Report and Accounts 2024 UNDERLYING RETURN ON ASSETS Underlying return on assets is a measure of the return generated on assets for each Business Group. This measure provides additional insight on the performance of the Business Groups and assists in formulating long-term strategies with respect to allocation of capital across Business Groups. Business Group underlying return on assets is calculated as underlying operating profit after tax for the Business Group divided by the annual average of: property, plant and equipment, net assets held for sale (excluding goodwill and intangibles), inventories, trade and other current receivables, and trade payables and other current liabilities for each Business Group. The annual average is computed by adding the amounts at the beginning and the end of the calendar year and dividing by two. Where possible, balances are specifically attributed to each Business Group. For trade and other current receivables, balances are allocated to Business Groups in the ratio of annual Business Group turnover to total Unilever turnover. For trade and other payables, balances are allocated to Business Groups in the ratio of annual Business Group cost of sales to total Unilever cost of sales. € million Beauty & Wellbeing Personal Care Home Care Foods Ice Cream Total 2024 Operating profit 1,970 2,739 1,521 2,599 571 9,400 Tax on operating profit (571) (794) (441) (754) (166) (2,726) Operating profit after tax 1,399 1,945 1,080 1,845 405 6,674 Operating profit 1,970 2,739 1,521 2,599 571 9,400 Non-underlying items within operating profit (582) (275) (264) (248) (410) (1,779) Underlying operating profit before tax 2,552 3,014 1,785 2,847 981 11,179 Tax on underlying operating profit (658) (777) (460) (734) (253) (2,882) Underlying operating profit after tax 1,894 2,237 1,325 2,113 728 8,297 Property, plant and equipment 1,939 2,813 2,131 2,388 2,398 11,669 Net assets held for sale – (7) 19 13 – 25 Inventories 1,243 1,172 738 1,094 930 5,177 Trade and other receivables 1,302 1,347 1,222 1,321 819 6,011 Trade payables and other current liabilities (3,570) (3,569) (3,557) (3,536) (2,458) (16,690) Period-end assets (net) 914 1,756 553 1,280 1,689 6,192 Average assets for the period (net) 817 1,394 436 995 1,817 5,459 Return on assets (%) 171 140 248 185 22 122 Underlying return on assets (%) 232 161 304 212 40 152 2023 Operating profit 2,209 2,957 1,419 2,413 760 9,758 Tax on operating profit (532) (713) (342) (582) (183) (2,352) Operating profit after tax 1,677 2,244 1,077 1,831 577 7,406 Operating profit 2,209 2,957 1,419 2,413 760 9,758 Non-underlying items within operating profit (122) 165 (77) (47) (92) (173) Underlying operating profit before tax 2,331 2,792 1,496 2,460 852 9,931 Tax on underlying operating profit (597) (716) (383) (631) (218) (2,545) Underlying operating profit after tax 1,734 2,076 1,113 1,829 634 7,386 Property, plant and equipment 1,773 2,340 1,979 1,976 2,639 10,707 Net assets held for sale – (31) – 15 – (16) Inventories 1,179 1,128 785 1,090 937 5,119 Trade and other receivables 1,208 1,340 1,180 1,279 768 5,775 Trade payables and other current liabilities (3,439) (3,746) (3,626) (3,646) (2,400) (16,857) Period-end assets (net) 721 1,031 318 714 1,944 4,728 Average assets for the period (net) 880 1,164 421 866 1,910 5,241 Return on assets (%) 191 193 256 211 30 141 Underlying return on assets (%) 197 178 265 211 33 141 OTHER INFORMATION Accounting standards and critical accounting policies The consolidated financial statements have been prepared in accordance with IFRS as adopted by the UK and IFRS as issued by the International Accounting Standards Board. The accounting policies are consistent with those applied in 2023 except for the recent accounting developments as set out in note 1 on pages 142 to 144. The critical accounting estimates and judgements and those that are most significant in connection with our financial reporting are set out in note 1 on pages 142 to 144. Auditor's report The Independent Auditor’s Report issued by KPMG LLP on the consolidated results of the Group, as set out in the financial statements, was unqualified and contained no exceptions or emphasis of matter. For more details, see pages 121 to 137. 2023 financial review The financial review for the year ended 31 December 2023 can be found on pages 58 to 64 of our Annual Report and Accounts on Form 20-F filed with the United States Securities and Exchange Commission on 14 March 2024. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PERFORMANCE Unilever Annual Report and Accounts 2024 47 Climate Goal 2024 2023 2022 Reduce absolute operational GHG emissions (Scope 1 & 2) by 100% by 2030 from a 2015 baseline(b)(c)(d) -100% -72% -70% -63% Reduce absolute Scope 3 energy and industrial (E&I) GHG emissions by 42% by 2030 from a 2021 baseline(e) -42% -8% – – Reduce absolute Scope 3 forest, land and agriculture (FLAG) GHG emissions by 30.3% by 2030 from a 2021 baseline(e) -30.3% -14% – – Nature Goal 2024 2023 2022 Implement Regenerative Agriculture practices on 1 million hectares of agricultural land by 2030 1m 0.13m 0.06m 0.05m Help protect and restore 1 million hectares of natural ecosystems by 2030 1m 0.43m 0.29m 0.20m 95% volume of key crops to be verified as sustainably sourced by 2030 95% 79% 79% 81% Maintain no deforestation across our primary deforestation-linked commodities(f) 95% 97% 98% – Implement water stewardship programmes in 100 locations in water-stressed areas by 2030 100 21 13 8 Plastics Goal 2024 2023 2022 Reduce our virgin plastic footprint – by 30% by 2026, and 40% by 2028, from a 2019 baseline(a)(c) -30% -23% -21% -21% 100% of our plastic packaging to be reusable, recyclable or compostable(a)(b) 100% 57% 53% 55% by 2030 (for rigids) 100% 76% – – by 2035 (for flexibles) 100% 13% – – Use 25% recycled plastic in our packaging by 2025(a)(c) 25% 21% 20% 18% Collect and process more plastic packaging than we sell by 2025(a)(c) 100% 93% 68% 61% Livelihoods Goal 2024 2023 2022 Suppliers representing 50% of our procurement spend to sign the Living Wage Promise by 2026 50% 32% – – Help 250,000 smallholder farmers in our supply chain access livelihoods programmes by 2026 0.25m 0.08m – – Help 2.5 million SMEs in our retail value chain grow their business by 2026(g) 2.5m 2.58m 1.91m 1.83m (a) The scope of our plastic packaging targets includes plastic packaging in 26 countries, which account for approximately 82% of Unilever’s sales. (b) 2023 and 2022 performance measured for 12-month period ended 30 September. (c) 2023 and 2022 performance restated due to change in measurement methodology. See Sustainability Statement for further details. (d) Baseline period measured for 12-month period ended 30 September 2015. (e) Baseline period measured for 12-month period ended 30 September 2021. (f) 2023 performance measured for all commodity volumes ordered for 3-month period October to December, except for palm oil in India measured only for December. (g) 2023 and 2022 performance measured for 3-month period October to December. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PERFORMANCE Non-financial performance 48 Unilever Annual Report and Accounts 2024 NON-FINANCIAL AND SUSTAINABILITY INFORMATION STATEMENT Unilever’s Sustainability Statement can be found on pages 222 to 299 of the Annual Report and Accounts. The statement incorporates requirements for non-financial and sustainability reporting including sections 414CA and 414CB of the Companies Act 2006, the European Sustainability Reporting Standards (the ESRS) and our Climate Transition Action Plan progress report. It includes our climate-related financial disclosures, as required by the Financial Conduct Authority Listing Rules 6.6.6R(8), which are consistent with the four recommendations and 11 recommended disclosures of the Task Force on Climate-related Financial Disclosures (TCFD). The table below is intended to provide our stakeholders with an overview of the non-financial reporting requirements and the content they need to understand our development, performance, position and the impact of our activities with regards to specified non-financial matters. Our business model can be found on pages 2 to 5, which identifies our stakeholder groups, and our principal risks can be found on pages 51 to 59. Further information on these matters can be found on our website and in our Human Rights Report, including relevant policies. In the following pages, we provide our Section 172 disclosure, our Streamlined Energy and Carbon Reporting disclosure and our employee gender reporting. Non-financial matter and relevant sections of Annual Report Page reference Environmental matters, including Climate ■ Sustainability Review ■ Climate, including: Task Force on Climate-related Financial Disclosures and our Climate Transition Action Plan: Annual Progress ■ Pollution ■ Water ■ Biodiversity and Ecosystems ■ Resource Use and Circular Economy ■ Governance: pages 65 and 224. ■ Risks and Impacts: pages 36, 51, 227 and 230. This is supported by a detailed scenario analysis: pages 235 and 262. ■ Due diligence and policies: pages 225 and 232. ■ Position and performance (including relevant non-financial KPIs): pages 36 to 37, 48 and 50, with further details for Climate: pages 246 to 247, Pollution: page 250, Water: page 253, Biodiversity and Ecosystems: page 257, and Resource Use and Circular Economy: page 260. ■ Climate Transition Action Plan: Annual Progress is outlined in Climate Actions disclosures: pages 240 to 241. For more details, refer to www.unilever.com/files/ctap.pdf. Refer to note 1 of the consolidated financial statements for further information relating to any considerations of physical and transition climate risks on the current valuation of our assets and liabilities. ■ Task Force on Climate-related Financial Disclosures, pages 295 to 296, outlines how our TCFD disclosures are mapped across the relevant sections of the Sustainability Statement. Social and Employee matters, including Human Rights ■ Our People & Culture ■ Own Workforce ■ Workers in the Value Chain ■ Affected Communities ■ Consumers and End-Users ■ Approach to Human Rights ■ Governance: pages 65, 74, 79, 92 to 93, 224 and 272 to 278. ■ Risks and Impacts: pages 36, 51, 227 and 267. ■ Due diligence and policies: pages 74, 79, 92 to 93, 225 and 270. ■ Position and performance (including relevant non-financial KPIs): pages 34, 36, and 48, with further details for Own Workforce: pages 244 to 278, and for Workers in the Value Chain: pages 279 to 283. ■ Approach to Human Rights: pages 270 to 271. Business Conduct matters, including anti-corruption and bribery ■ Our People & Culture ■ Business Conduct ■ Governance: pages 65 and 224. ■ Risks and Impacts: pages 34, 51, 227 and 287. ■ Due diligence and policies: pages 225, 270, 287 and 289. ■ Position and performance (including relevant non-financial KPIs): pages 34, 48, 92 to 93, and 289 to 291. ■ Prevention and detection of corruption and bribery: page 289. Our Code and Code Policies set out Unilever’s zero-tolerance approach towards corruption and bribery. Our partners must adhere to Unilever’s anti-corruption and bribery policies, as defined in the Responsible Partner Policy. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PERFORMANCE Unilever Annual Report and Accounts 2024 49

SECTION 172 STATEMENT Under Section 172 of the UK Companies Act 2006 (‘Section 172’) directors must act in the way that they consider, in good faith, would be most likely to promote the success of their company. In doing so, our Directors must have regard to stakeholders and the other matters set out in Section 172. Our Section 172 statement includes the information set out on pages 74 to 77 of the Governance Report. Pages 74 and 75 identifies our key stakeholders and provides examples of how the business engaged with them during 2024, with cross references to the Review of the Year section for more detail. Pages 76 and 77 details how our Directors have taken steps to understand the needs and priorities of these stakeholders when setting Unilever’s strategy and taking decisions concerning the business, including by direct engagement or via their delegated committees and forums. The relevance of each stakeholder group may vary depending on the matter at hand. STREAMLINED ENERGY AND CARBON REPORTING (SECR) In line with the requirements set out in the UK Government’s guidance on Streamlined Energy and Carbon Reporting, the table below represents Unilever’s energy use and associated GHG emissions from electricity and fuel in the UK, calculated with reference to the Greenhouse Gas Protocol. The scope of this data includes seven manufacturing sites, two logistics sites and eight non-manufacturing sites based in the UK. In 2024, the UK accounted for 4% of our global total Scope 1 and 2 GHG emissions as well as 5% of our global energy use, outlined in the table below. See our Climate actions on page 240 for details on energy efficiency measures taken during 2024, and our Gross Scope 1, 2 and 3 emissions, as well as the Total GHG emissions table on page 244, disclosed in our consolidated Sustainability Statement. UK operations (thousands kWh) 2024 2023(a)(b) 2022(a)(b) Biogas 13,350 9,354 13,520 Natural gas 215,052 232,083 249,098 LPG 0 0 937 Fuel oils 666 2,061 1,302 Coal 0 0 0 Electricity 91,543 102,599 132,903 Purchased heat and steam 0 0 0 Total UK energy 320,612 346,097 397,759 Total global energy 6,482,654 6,377,192 7,080,534 Total UK Scope 1 emissions (tonnes CO2e)(c)(e) 24,065 47,014 50,386 UK Scope 1 emissions (kg CO2e) per tonne of production 36 73 64 Total UK Scope 2 emissions (tonnes CO2e)(d)(f) 1,666 1,568 1,421 UK Scope 2 emissions (kg CO2e) per tonne of production 3 2 2 (a) 2023 and 2022 measured for 12-month period ended 30 September. (b) 2023 and 2022 data has been restated in line with our improved GHG measurement methodology detailed on page 243 and with ESRS reporting requirements. (c) Restated from 41,594 kg CO2 in 2023 and 39,545 kg CO2 in 2022. (d) Restated from 0 kg CO2 in 2023 and 2022. (e) Certified Biomethane UK Renewable Gas Guarantee's of Origin (RGGOs) purchased for 98,000 MWh. (f) Scope 2 emissions for grid electricity calculated according to the market-based method. EMPLOYEE DIVERSITY As part of our disclosure to comply with the UK Corporate Governance Code 2018 and the Companies Act 2006, the table below shows our workforce diversity by gender and work level as at 31 December 2024. 2024 2023 Gender statistics Female Male Not reported(c) Female Male Not reported(c) Board 4 5 0 5 7 0 44% 56% 0% 42% 58% 0% Unilever Leadership Executive (ULE) 4 9 0 2 11 0 31% 69% 0% 15% 85% 0% Senior management(a) 31 65 0 29 52 0 32% 68% 0% 36% 64% 0% Management(b) 8,999 7,472 5 9,468 7,885 3 55% 45% 0% 55% 45% 0% Total workforce 44,313 75,530 197 47,633 80,718 26 37% 63% 0% 37% 63% 0% (a) Employees in senior management roles one work level below ULE (based on internal reporting definitions). (b) Employees in management roles including ULE and senior management. (c) ‘Not reported’ includes those categorised as ’Other’, ‘Unspecified’ or ‘Prefer not to say’. Employees who are statutory directors of the corporate entities included in this Annual Report and Accounts: 446 (62%) males and 272 (38%) females (see Group Companies on pages 200 to 210). STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PERFORMANCE 50 Unilever Annual Report and Accounts 2024 OUR RISK APPETITE AND APPROACH TO RISK MANAGEMENT Risk management is integral to Unilever’s strategy and the achievement of Unilever’s long-term goals. Our success as an organisation depends on our ability to identify and exploit the opportunities generated by our business and in our markets. In doing this, we take an embedded approach to risk management which puts risk at the core of the Board agenda, which is where we believe it should be. Unilever’s appetite for risk is driven by the following: ■ Our growth should be consistent, competitive, profitable and responsible. ■ Our actions on issues such as climate, nature, plastics and livelihoods must reflect their urgency, and not be constrained by the uncertainty of potential impacts. ■ Our behaviours must be in line with our Code of Business Principles and Code Policies. ■ Our ambition to continuously improve our operational efficiency and effectiveness. ■ Our aim to maintain a minimum A/A2 credit rating on a long-term basis. Our approach to risk management is designed to provide reasonable, but not absolute, assurance that our assets are safeguarded, the risks facing the business are being assessed and mitigated, and all information that may be required to be disclosed is reported to Unilever’s senior management including, where appropriate, the CEO and CFO. ORGANISATION The Board has overall accountability for the management of risks and opportunities and reviewing the effectiveness of Unilever’s risk management and internal control systems. The Board has established a clear organisational structure with well-defined accountabilities for the principal risks that Unilever faces in the short, medium and long term. In this structure, the Board has delegated the overall accountability for risk management to both the CEO and CFO. The distribution of accountabilities and responsibilities ensures that every segment (either Business Group or country) through which we operate has specific resources and processes for risk reviews and risk mitigation. This is supported by the ULE, which takes active responsibility for focusing on the principal areas of risk to Unilever, including any emerging areas of risks. The Board regularly reviews these risk areas, including consideration of environmental, social and governance matters, and retains responsibility for determining the nature and extent of the significant risks that Unilever is prepared to take to achieve its strategic objectives. FOUNDATION AND PRINCIPLES Unilever’s approach to doing business is framed by our purpose and values (see page 4). Our Code of Business Principles (CoBP) and a framework of Code Policies that underpins the CoBP set out the standards of behaviour that we expect all employees to adhere to. The day-to-day responsibility for ensuring these principles are applied rests with senior management across Business Groups, geographies and functions. They are supported by Business Integrity Officers and Committees who communicate the Code, deliver training, maintain processes and procedures (including support lines) to report and respond to alleged breaches, and to capture and communicate learnings. For each of our principal risks, we have a risk management framework detailing the controls we have in place and who is responsible for managing both the overall risk and the individual controls mitigating that risk. Unilever’s functional standards define mandatory requirements across a range of specialist areas such as product safety and cyber, which are key controls in mitigating these risks. Our assessment of risk considers short-, medium- and long- term risks, including how these risks are changing, together with emerging risk areas. These are reviewed on an ongoing basis, and formally by senior management and the Board at least once a year. PROCESSES Unilever operates a wide range of processes and activities across all its operations covering strategy, planning, execution and performance management. Risk management is integrated into every stage. In 2024, for the purposes of compliance with the European Union Corporate Sustainability Reporting Directive, Unilever completed a double materiality assessment (DMA) to identify material sustainability matters. The outcome of the DMA has been reviewed by management to ensure that these matters are aligned with the principal risks. ASSURANCE AND RE-ASSURANCE Assurance on compliance with the Code of Business Principles and our Code Policies is obtained annually from Unilever management via a formal Code declaration. In addition, specialist awareness and training programmes are run throughout the year and vary depending on the business priorities. An integrated assurance map is maintained across the principal risks to confirm the mitigation in place through the three lines of defence. Our Corporate Audit function plays a vital role in providing to both management and the Board an objective and independent review of the effectiveness of risk management and internal control systems throughout Unilever. BOARD ASSESSMENT OF COMPLIANCE WITH THE RISK MANAGEMENT FRAMEWORKS The Board, advised by its committees and subcommittees where appropriate, regularly review the significant risks and decisions that could have a material impact on Unilever. These reviews consider the level of risk that Unilever is prepared to take in pursuit of the business strategy and the effectiveness of the management controls in place to mitigate the risk exposure. The Board, through the Audit Committee, has reviewed the assessment of risks, internal controls and disclosure controls and procedures in operation within Unilever. It has also considered the effectiveness of any remedial actions taken for the year covered by this Annual Report and Accounts and up to the date of its approval by the Board. Details of the activities of the Audit Committee in relation to this can be found in the Report of the Audit Committee on pages 86 to 90. Further statements on compliance with the specific risk management and control requirements in the UK Corporate Governance Code (2018), the US Securities Exchange Act (1934) and the US Sarbanes-Oxley Act (2002) can be found on page 80. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Our Principal Risks Unilever Annual Report and Accounts 2024 51 Principal Risks Our business is subject to risks and uncertainties. On the following pages, we have identified the risks and opportunities that we regard as the most material to Unilever’s business and performance at this time. Our principal risks include risks that could impact our business in the short term (i.e. the next two years), medium term (i.e. the next three to ten years) or over the longer term (i.e. beyond ten years). As part of our process to review our principal risks, we also consider any additional risks that could emerge in the future. Our principal risks have been reviewed and updated as appropriate to reflect the current and relevant risks and opportunities. We have extended the scope of our existing Climate principal risk to consider those risks relating to nature, of which biodiversity is a subset. We also reflect on whether we think the level of risk associated with each of our principal risks is increasing or decreasing. There are three principal risks where we believe there is an increased level of risk compared with last year: ■ Business Transformation: we announced the separation of the Ice Cream business and a multi-year productivity programme to strengthen and simplify our business. The scale and impact of the ongoing transformation requires close monitoring. ■ Legal and Regulatory: the increasing regulatory landscape, such as with product formulations, plastic packaging, environmental compliance and data protection, require us to continually assess the impact on our business and take necessary action. ■ Systems and Information: technology is disrupting the way we do business, and we need to accelerate innovation to keep pace with the developments. The cyber threat landscape has increased in the recent past and continues to remain volatile. The rapid advancements in generative AI capabilities heightens the risk of misuse, leading to loss of trust and credibility as well as the risk of legal liability. We have a task force set up to identify and take responsible action as we continue to monitor this as an emerging risk. We recognise the opportunities brought by AI as part of our principal risks. We set out below certain mitigating actions that we believe could help us to manage our principal risks. However, we may not be successful in deploying some or all of these mitigating actions. If the circumstances in these risks occur or are not successfully mitigated, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described, which may include forward-looking statements, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation. Risk Risk description Management of risk Level of risk Consumer preference Our success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive. Consumer tastes, preferences and behaviours are changing more rapidly than ever before. We see a growing trend for consumers preferring brands that both meet their functional needs and have an explicit social or environmental purpose. Technological change is disrupting our traditional brand communication models. Our ability to develop and deploy the right communication, both in terms of messaging content and medium is critical to the continued strength of our brands. We are dependent on creating innovative products that continue to meet the needs of our consumers in times of economic instability and volatility. We also need to be competitive, bringing innovation to market with speed in areas such as personalised and premium beauty offerings, health and hygiene. We monitor external market trends and collate consumer, customer and shopper insights in order to develop brand strategies and build competitive advantage. We are focused on elevating brand experience with a particular focus on our Power Brands. The Unmissable Brand Superiority (UBS) framework provides a holistic and systematic way of measuring consumer perception of our brands. Our Research and Development function actively searches for ways in which to translate the trends in consumer preference and taste into new technologies for incorporation into future products. Our innovation management process converts strategies into projects to launch new products in the market, scale technology across categories, and build up the multi-year innovation pipeline. This enables us to respond to rapidly changing consumer trends with speed. Our brand communication strategies are designed to engage with consumers to build our brand equity. We aim to connect with consumers with relevant brand messaging content on a continuous basis. We adapt both the message and media to be relevant for specific touchpoints with increasing emphasis on digital and social platforms. No change STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PRINCIPAL RISKS 52 Unilever Annual Report and Accounts 2024 Risk Risk description Management of risk Level of risk Portfolio management Unilever’s strategic investment choices will affect the long-term growth and profits of our business. Unilever’s growth and profitability are determined by our portfolio of Business Groups, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions, then opportunities for growth and improved margin could be missed. Our Business Group strategies and our business plans are designed to ensure that resources are prioritised towards those categories and markets having the greatest long-term potential for Unilever. Our acquisition and disposal activity is driven by our portfolio strategy with a clear, defined evaluation process. No change Climate and nature Tackling climate change-related physical and transitional risks and loss of nature is important to increase our resilience and future-proof our business. Climate change is already impacting our business in various ways, although there has not been a material impact during the year. As it worsens, it is likely to increase the frequency and severity of extreme weather events such as heat waves, hurricanes, floods or droughts. Government action to mitigate climate change, such as the introduction of carbon taxes, land use regulations or product composition regulations that restrict or ban certain GHG-intensive ingredients, could also impact our business in the short term through higher costs or reduced flexibility of operations. Our business depends on nature, making its loss a significant risk. Intensive agricultural practices, land conversion and rising temperatures could lead to loss of biodiversity and ecosystems. This could in turn lead to reduction in crop yield and therefore increase in prices for scarce resources. Deforestation poses a particular risk to our business, both reputational and to our supply chain. Land use regulations to conserve and expand forest land could reduce land available in the short term for agricultural produce, which could result in increase in raw material prices. Water is a critical resource to grow agricultural produce, and for both the manufacturing and consumer use of our products. Water scarcity can therefore impact our agricultural sourcing and our operations as well as reducing consumer demand for products that require water in their use phase. In 2024, we published our updated Climate Transition Action Plan, which sets out new more ambitious decarbonisation targets for our Scope 3 emissions, and the key actions we will take to achieve them (update on progress included on page 240). We are decarbonising our operations through eco-efficiency measures, transitioning to renewable energy for heating and cooling, and replacing climate harmful refrigerants. We monitor trends in raw material availability and pricing due to short-term weather impacts to ensure continued availability of input materials and integrate weather system modelling into our forecasting process. We monitor government policy and actions to combat climate change and take proactive action to minimise the impact on our business. We also advocate for changes to public policy frameworks consistent with the 1.5°C pathway of the Paris Agreement. To address the risk posed by water scarcity in our sourcing supply chain, we are working with farmers to implement regenerative agriculture practices that use less water to grow crops. We are developing products that do not use water in their formulas (e.g. laundry sheets) as well as investing in new products that can work with less or no water. In our operations, we are implementing water stewardship programmes at Unilever manufacturing sites located in water-stressed locations. No change STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PRINCIPAL RISKS Unilever Annual Report and Accounts 2024 53

Risk Risk description Management of risk Level of risk Plastic packaging We use a significant amount of plastic to package our products. A reduction in the amount of virgin plastic we use and an increase in the recyclability of our packaging are critical to delivering a sustainable business. Both consumer and customer responses to the environmental impact of plastic waste and emerging regulations by governments to tax or ban the use of certain plastics requires us to find solutions to reduce the amount of plastic we use and increase the amount of packaging which is recyclable. We are also dependent on the work of our industry partners to create and improve recycling infrastructure throughout the world. Besides the overarching risk of consumer and customer acceptance of the new materials, there is a risk around finding appropriate replacement materials that do not have trade-offs on functionality, performance and safety. Due to high demand and the green premium, the cost of recycled plastic or other alternative packaging materials could significantly increase in the foreseeable future and this could impact our business performance. In addition, we are also exposed to higher costs as a result of taxes or fines if we are unable to comply with plastic regulations. For instance, the Extended Producer Responsibility (EPR) regulations in some markets adds an obligation on Unilever to take responsibility for the entire lifecycle of our products, including end-of-life disposal and recycling, which could again impact our profitability and reputation. During 2024, we restated our commitment to end plastic pollution through several near- and medium-term goals. We are working with partners and consumers to raise awareness and find solutions to improve the recycling infrastructure for plastics. This includes supporting infrastructure development and optimising EPR schemes, as well as helping consumers to understand disposal and collection methods. We are working on innovative solutions that target a shift to new business models (reuse and refill), new formats (concentration) and new materials (paper-based packaging). Driving industry-wide systemic changes through external advocacy is also a critical pillar of our strategy. Amongst others, we are advocating for well-designed EPR schemes and for harmonised mandatory business rules as co-lead of the Global Plastics Treaty. We are continuing to work with external partners (such as the Ellen MacArthur Foundation) to explore and create ways to drive a circular economy and improve downstream collection and processing infrastructure. No change Customer and channel Successful customer relationships are vital to our business and continued growth. Maintaining strong relationships with our existing customers while building relationships with new customers is critical to our success because we believe customers are the gateway to shoppers and consumers. To mitigate risks and ensure sustainable growth, we aim to strengthen our existing customer channels while strategically expanding into growth channels, particularly digital commerce, which remains a critical channel for growth. The strength of our customer relationships impacts our ability to land our strategic pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact our terms of business with affected customers and reduce the availability of our products to consumers. We build and maintain trading relationships across a broad spectrum of channels ranging from centrally managed international customers through to small traders accessed via distributors in many emerging markets. We continually identify changing shopper habits and build relationships with new customers, such as those serving the digital commerce channel. We develop joint business plans with our key customers that include detailed investment plans and customer service objectives, and we regularly monitor progress of key deliverables on both sides. We have developed capabilities for our customer sales team and outlet design, which enable us to find new ways to improve customer performance and enhance our customer relationships. We invest in data and technology to optimise order and stock management processes for our distributive trade customers. No change STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PRINCIPAL RISKS 54 Unilever Annual Report and Accounts 2024 Risk Risk description Management of risk Level of risk Talent A skilled workforce and agile ways of working are essential for the continued success of our business. With the rapidly changing nature of work and skills, there is a risk that our workforce is not equipped with the skills required for the new environment. Our ability to attract, develop and retain a diverse range of skilled people is critical if we are to compete and grow effectively. This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool. The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results. We have an integrated management development process that includes regular performance reviews, underpinned by a common set of leadership behaviours, skills and competencies. We have development plans to upskill and reskill employees for future roles and will bring in flexible talent to access new skills. We have targeted programmes to attract and retain top talent and we actively monitor our performance in retaining a diverse talent pool within Unilever. We regularly review our ways of working to drive speed and simplicity through our business in order to remain agile and responsive to marketplace trends. No change Business operations Our business depends on purchasing materials, efficient manufacturing and the timely distribution of products to our customers. Our supply chain network is exposed to potentially adverse events such as geopolitical sanctions, physical disruptions, trade restrictions and tariffs or disruptions at a key supplier, which could impact our ability to deliver orders to our customers. Geopolitical tensions have continued to challenge our supply chain in 2024. Maintaining manufacturing operations while adhering to changing local regulations and meeting enhanced health and safety standards has proven possible but has required significant management. In addition, ensuring the operation of a global logistics network for both input materials and finished goods continues to present challenges and requires continued focus and flexibility. The cost of our products is being affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing and will need to be carefully managed. We have contingency plans designed to enable us to secure alternative key material supplies at short notice, to transfer or share production between manufacturing sites and to use substitute materials in our product formulations and recipes. We monitor ongoing geopolitical events, trade policies and assess the impact of potential areas of concerns. We work with various functions in the business to manage and respond to such risks. We have policies and procedures designed to ensure the health and safety of our employees and the products in our facilities, and to deal with major incidents including business continuity and disaster recovery. Commodity price risk is managed through forward buying of traded commodities, other appropriate hedging mechanisms and product pricing. Trends are monitored and modelled regularly and integrated into our forecasting process. No change STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PRINCIPAL RISKS Unilever Annual Report and Accounts 2024 55 Risk Risk description Management of risk Level of risk Safe and high-quality products The quality and safety of our products are of paramount importance for our brands and our reputation. The increasing laws and regulations concerning product formulation and use of ingredients of concern can lead to litigation and therefore impact financial performance and reputation. The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that product defects occur due to human error, equipment failure or other factors cannot be excluded. Labelling errors can have potentially serious consequences for both consumer safety and brand reputation. Therefore, on-pack labelling needs to provide clear and accurate ingredient information in order that consumers can make informed decisions regarding the products they buy. Our Code of Business Principles and Code Policies sets out our commitment to conduct responsible and safe research and innovation, to produce safe and high-quality products that meet all applicable standards and regulation. Our product safety and quality processes and controls are comprehensive, from product design to customer shelf. They are verified annually and regularly monitored through performance indicators that drive improvement activities. Our key raw material suppliers are externally certified and the materials received are monitored to ensure that they meet the rigorous quality standards that our products require. We also have stringent requirements for the design, manufacture and delivery of our products to ensure we consistently supply the safe and high-quality products that our customers and consumers expect. In the event of a marketplace incident relating to the safety of our consumers or the quality of our products, incident management teams are activated in the affected business units and markets, supported by our product quality, safety and communications experts, to ensure timely and effective action. We have processes in place to ensure that the data used to generate on-pack labelling and the final labels themselves are compliant with applicable regulations and with relevant Unilever labelling policies in order to provide the clarity and transparency needed for consumers. No change Systems and information Unilever’s operations are increasingly dependent on IT systems and safeguarding the confidentiality, integrity of data and the management of information. The cyber-attack threat of unauthorised access and misuse of sensitive information or disruption to operations continues to increase. Unilever has in the past been, and expects to be the subject of cyber security attacks. Such an attack inhibits our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results. However, none of these attacks have had a material impact during the year. In addition, increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession to ensure data privacy. To reduce the impact of cyber-attacks on our business, we are following a defence in-depth strategy, guided by industry standards frameworks. We have many Identify, Protect, Detect, Respond, Recover and Govern capabilities in place which are continuously being monitored and improved. We have policies covering the protection of both business and personal information, as well as the use of IT systems and applications by our employees. Our employees are trained to understand these requirements. We also have a set of cyber security standards and closely monitor their operation to protect our systems and information. Hardware that runs and manages core operating functions and data is fully backed up with separate contingency systems to provide real-time backup operations should they ever be required. We have standardised ways of hosting information on our public websites and have systems in place to monitor compliance with appropriate privacy laws and regulations, and with our own policies. We also maintain a global system for the control and reporting of access to our critical IT systems. This is supported by an annual programme of testing of access controls. Increase STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PRINCIPAL RISKS 56 Unilever Annual Report and Accounts 2024 Risk Risk description Management of risk Level of risk Business transformation Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities. In 2024, we announced the separation of our Ice Cream business and the launch of a major productivity programme to accelerate our Growth Action Plan (GAP). As a result of the separation of Ice Cream, we recognise the heightened risk of operational disruption that could result in higher costs and impact our performance. We also recognise the risks in managing business continuity associated with the productivity programme due to the pace of change and operating model, which could disrupt our growth momentum and our ability to unlock and realise planned benefits. We are also continually engaged in acquisitions and disposals that could strengthen our portfolio and capabilities. Any potential challenges during integration could lead to financial exposure. Continued digitalisation of our business models and processes, together with enhancing data management capabilities, is a critical part of our transformation. Advancements in artificial intelligence (AI) capabilities, with the evolution of generative AI, provides opportunities to become efficient and effective in consumer insights, demand creation, customer and channel management, and operations. We see these as opportunities to step up our growth, unlock productivity and accelerate cultural transformation. The Ice Cream separation is managed by a dedicated project team that identifies, manages and reviews risks on an ongoing basis. They are supported by external and internal experts from different functions such as legal, tax, finance to ensure timely and seamless set up of the new organisation. The productivity programme is a multi-year programme overseen and governed by a dedicated senior management team. They ensure that the remaining organisation design is aligned to delivering the GAP with a simpler structure and relevant technological intervention. Acquisitions and disposals are governed by dedicated teams including functional specialists and the Business Groups. Specific focus areas identified during the acquisition process are managed and mitigated during the integration period. The digitalisation of our business and use of AI is led by a team of specialists together with the business, piloting projects in a phased manner. This involves leveraging technology to drive best-in-class capabilities across operations, and to help deliver on the innovation, projects, data management, automation of business processes and delivery of operational excellence with speed. We are piloting AI transformation projects across all areas of our business, supported by an AI framework that guides how we can support the Business Groups, units and functions. These are overseen by a governing board of experts, ensuring risks and rewards are assessed before implementation. Increase Economic and political instability Adverse economic conditions may affect one or more countries, regions or may extend globally. Economic and political instability impacts consumer demand for our products, disrupts sales operations and/or impacts the profitability of our operations. In 2024, organisations have continued to see geopolitical and economic volatility leading to significant disruption to supply chain and logistics, including consumer boycotts impacting parts of the business. Government actions such as trade and economic sanctions, foreign exchange or price controls can impact on the growth and profitability of our local operations. Unilever has more than half of its turnover in emerging markets, which can offer greater growth opportunities but also exposes Unilever to related economic and political volatility. The breadth of Unilever’s portfolio and our geographic reach help to mitigate our exposure to any particular localised risk. Our flexible business model allows us to adapt our portfolio and respond quickly to develop new offerings that suit consumers’ and customers’ changing needs during economic downturns. We regularly update our forecast of business results and cash flows and, where necessary, rebalance investment priorities. We believe that many years of exposure to emerging markets have given us experience of operating and developing our business successfully during periods of economic and political volatility. Trade and economic sanctions developments are monitored, and our policies and procedures are regularly reviewed to ensure compliance and resilience planning. No change STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PRINCIPAL RISKS Unilever Annual Report and Accounts 2024 57

Risk Risk description Management of risk Level of risk Treasury and tax Unilever is exposed to a variety of external financial risks in relation to Treasury and Tax. The relative value of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros, it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries. We are also subject to the imposition of exchange controls by individual countries or economic sanctions, which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company. A material shortfall in our cash flow could undermine Unilever’s credit rating, impair investor confidence and restrict Unilever’s ability to raise funds. In times of financial crisis, there is a further risk that we may not be able to raise funds due to market illiquidity. We are exposed to counter-party risks with banks, suppliers and customers, which could result in financial losses. Tax is a complex and evolving area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposures. International tax reform remains a key focus of attention. Currency exposures are managed within prescribed limits and by the use of financial hedging instruments. Further, operating companies borrow in local currency, except where inhibited by local regulations, lack of local liquidity or local market conditions. We seek to maintain access to global debt markets through short-term and long-term debt programmes. In addition, we maintain significant undrawn committed credit facilities for general corporate purposes as disclosed in note 16A. Group treasury regularly monitors exposure to our banks, tightening counter-party limits where appropriate. Unilever actively manages its banking exposures on a daily basis. We regularly assess and monitor counter-party risk in our suppliers and customers and take appropriate action to manage our exposures. Our Global Tax Principles provide overarching governance and we have a process in place to monitor compliance with the Tax Principles. We have a Tax Risk Framework in place which sets out the controls established to assess and monitor tax risk for direct and indirect taxes. We monitor proposed changes in taxation legislation and ensure these are taken into account when we consider our future business plans. No change Ethical Unilever’s brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally. Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands. Our ethical approach is grounded in our commitment to embed respect for human rights throughout our business, in line with the United Nations Guiding Principles on Business and Human Rights. The safety of our employees and the people and communities we work with is critical. Failure to meet these high standards could impact our reputation and business results. Our Code of Business Principles and our Code Policies govern the behaviour of our employees. Our processes for identifying and resolving breaches of our Code of Business Principles and our Code Policies are clearly defined and regularly communicated throughout Unilever. Data relating to such breaches is reviewed by the ULE and by relevant Board Committees and helps to determine the allocation of resources for future policy development, process improvement, training and awareness initiatives. Our Responsible Partner Policy sets out our expectations that all our business partners must meet in order to do business with Unilever, with respect to Business Integrity & Ethics, Human Rights and the Planet. Our Human Rights Policy Statement outlines our approach to embedding respect for human rights throughout our value chain. We have detailed safety standards and monitor safety incidents at the highest level. No change STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PRINCIPAL RISKS 58 Unilever Annual Report and Accounts 2024 Risk Risk description Management of risk Level of risk Legal and regulatory Compliance with laws and regulations is an essential part of Unilever’s business operations. Unilever is subject to national and regional laws and regulations in diverse areas such as to environmental compliance (e.g. greenwashing), product and ingredient safety, chemicals management, product claims, trademarks, copyright, patents, competition, health and safety, data privacy, corporate governance, anti-bribery and anti- corruption, listing and disclosure, human rights due diligence, employment and taxes. Changes to these laws and regulations, as well as introduction of new laws and regulations, could have a material impact on the cost of doing business. Failure to comply could expose Unilever to civil and/or criminal enforcement actions or litigation leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation. Unilever is committed to complying with the laws and regulations of the countries in which we operate. In specialist areas, the relevant teams at global, regional or local levels are responsible for setting detailed standards and ensuring that all employees are aware of and comply with regulations and laws specific and relevant to their roles. Our legal and regulatory specialists are heavily involved in monitoring and reviewing our practices to provide reasonable assurance that we remain aware of and in line with all relevant laws and legal obligations. Similarly, our litigation specialists are equipped to protect, defend and advance Unilever’s interests in civil litigation. Intellectual property rights underpin our scalable multi-year innovations as well as our Power Brands. We strategically protect, defend and enforce our intellectual property rights (including patents and trademarks) to ensure that our differentiated science-backed innovations and unmissably superior brands contribute to our long-term growth and business success. We also acknowledge others’ rights and some of our operations are conducted under licenses. We are not dependent on any one patent or group of patents. Increase STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PRINCIPAL RISKS Unilever Annual Report and Accounts 2024 59 Viability statement The Directors have reviewed the long-term prospects of the Group in order to assess its viability. This review incorporated the activities and key risks of the Group together with the factors likely to affect the Group’s future development, performance, financial position, cash flows, liquidity position and borrowing facilities as described on pages 1 to 47. In addition, we describe in notes 15 to 18, on pages 169 to 184, the Group’s objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities, and its exposures to credit and liquidity risk. Unilever announced the separation of the Ice Cream business, which is expected to be completed by the end of 2025. This falls within the period covered by the viability statement. The Directors have therefore considered the ability of the Group to continue in its current form (i.e. scenario where the separation does not happen), as well as the viability of the Group if the separation completed as planned. ASSESSMENT In order to report on the long-term viability of the Group, the Directors reviewed the overall funding capacity and headroom available to withstand severe events and carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity. This includes consideration of external factors such as the impact of climate change, changing consumer preference and slowdown in economic growth. The assessment considers the separation of the Ice Cream business in 2025 and also a possibility that the existing business continues over the assessment period. We have also reviewed the mitigating factors in respect of each principal risk. The risks and mitigating factors are summarised on pages 52 to 59. The viability assessment has three parts: ■ First, the Directors considered the period over which they have a reasonable expectation that the Group will continue to operate and meet its liabilities; ■ Second, they considered the current debt facilities and debt headroom over the viability period, assuming that any debt maturing can be re-financed at commercially acceptable terms; and ■ Third, they considered the potential impact of severe but plausible scenarios over this period considering both possibilities that the existing business continues over this period as well as the separation of the Ice Cream business in 2025: ■ assessing scenarios for each individual, the principal risks, and their impact on profits and cash, and ■ assessing scenarios that involve more than one principal risk including the following multi-risk scenarios: Multi-risk scenarios modelled Level of severity reviewed Link to principal risk Contamination issue with one of our brands caused by regulated ingredients and the temporary closure of three of our largest factories. Significant reduction in sales for some of the Business Groups along with percolating impact on other brands and closure of three of our largest factories for a period of six months. ■ Safe and high-quality products ■ Consumer preference ■ Business operations Increasing geopolitical tensions leading to subdued macroeconomic scenario and impacting consumer demand coupled with failure to find alternatives to plastic packaging, resulting in both consumers moving away and higher costs. Loss of turnover due to change in consumer preference and increasing costs due to plastic- related taxes and levies. ■ Economic and political instability ■ Plastic packaging Climate change-related extreme weather events impacting crop yield and failure to capitalise on changing consumer perceptions and demands. Extreme rain and drought impacting agricultural produce and crop yield, leading to increase in costs and failure to capitalise on consumer needs, resulting in turnover loss. ■ Climate and nature ■ Business operations ■ Consumer preference Cyber-attack causing a sustained shutdown of manufacturing systems and the impact on profit if management failed to deliver a major transformation project. Loss of confidence from our customers and consumers, reputational damage resulting in loss of turnover coupled with additional costs to mitigate the impact of cyber-attack. ■ Systems and information ■ Business transformation STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PRINCIPAL RISKS 60 Unilever Annual Report and Accounts 2024 FINDINGS ■ Firstly, a three-year period is considered appropriate for this viability assessment because it is the period covered by the strategic plan; and it enables a high level of confidence in assessing viability, even in extreme adverse events, due to factors such as: ■ the Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world; ■ high cash generation by the Group’s operations and access to the external debt markets; ■ flexibility of cash outflow with respect to significant marketing programmes and capital expenditure projects which usually have a two- to three-year horizon; and ■ the Group’s diverse product and geographical activities which are impacted by continuously evolving technology and innovation. ■ Secondly, the Group’s debt headroom and funding profile was assessed. None of the future outlooks considered resulted in significant liquidity headroom issues, primarily because: ■ the Group has a healthy balance of short-term and long-term debt programmes, with repayment profiles ensuring short- term commercial paper maturities do not exceed €0.5 billion in any given week and long-term debt maturities do not exceed €4.0 billion in any given calendar year; and ■ the Group has the equivalent of €7.6 billion in committed credit facilities with a maturity of 364 days which are used for backing up our commercial paper programmes. ■ Thirdly, for each of our 14 principal risks, worst-case plausible scenarios have been assessed together with multi-risk scenarios. Although, it is highly unlikely that all the individual risks would occur together at once, none of the scenarios reviewed, either individually or in aggregate would cause Unilever to cease to be viable. CONCLUSION On the basis described above, the Directors have a reasonable expectation that the Group, with or without the separation of the Ice Cream business, will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OUR PRINCIPAL RISKS Unilever Annual Report and Accounts 2024 61

Governance Report 64 Governance Report Overview 66 Board of Directors 68 Unilever Leadership Executive (ULE) 70 Operation of the Board 78 Additional Information 81 Report of the Nominating and Corporate Governance Committee 86 Report of the Audit Committee 91 Report of the Corporate Responsibility Committee 95 Directors’ Remuneration Report 62 Unilever Annual Report and Accounts 2024 Unilever Annual Report and Accounts 2024 63 INTRODUCTION AND UNILEVER’S STRUCTURE The corporate governance statement for Unilever PLC (Unilever) is presented below. The following pages outline the Governance Structure, introduce the members of our Board, and highlight the Unilever Leadership Executive (ULE). Details on the Board’s operations and key activities throughout the year are provided. Relationships with stakeholders are also discussed, with cross references to the Strategic Report on pages 2 to 61. Additionally, statutory information required across the jurisdictions where Unilever is listed is included. Unilever PLC, incorporated in England and Wales in 1894, is the parent company of the Unilever Group. Unilever’s shares are traded through its Equity Shares (Commercial Companies) category listing on the London Stock Exchange (ULVR) and its listing on the Amsterdam Exchange Index on Euronext (UNA). Unilever’s shares are also traded on the New York Stock Exchange (UL) in the form of American Depositary Shares, with one American Depositary Share representing one Unilever ordinary share. Unilever publishes financial information on a quarterly basis and these reports can be found at www.unilever.com/investors. Details of the quarterly dividends for the financial year ended 31 December 2024 and other shareholder information can be found on page 159. Unilever’s significant subsidiaries are set out in note 27 on page 191 and Unilever’s subsidiaries are set out on pages 200 to 210. The Board of Unilever has implemented standards of corporate governance and disclosure policies applicable to a UK incorporated company, with listings in London, Amsterdam and New York. Application of the provisions of the 2018 UK Corporate Governance Code (the ‘Code’) In respect of the year ended 31 December 2024, Unilever was subject to the Code (available from www.frc.org.uk). Unilever will adopt the requirements of the new UK Corporate Governance Code 2024 in respect of reporting years from 1 January 2025 onwards. The Board is pleased to confirm that Unilever applied the principles and complied with all the provisions of the Code throughout 2024. Further information on compliance with the Code can be found as follows: Board leadership and Company purpose page Long-term value and sustainability 88, 93 Culture 34-35, 73 Shareholder engagement 72 Other stakeholder engagement 74-75 Conflicts of interest 71-72 Role of the Chair 70 Division of responsibilities Non-Executive Directors 70-71 Independence 71 Composition, succession and evaluation Appointments and succession planning 82 Skills, experience and knowledge 84 Length of service 85 Evaluation 72 Diversity 83 Audit, risk and internal control page Committee 87 Integrity of financial statements 87 Fair, balanced and understandable 88 Risk management and internal controls 89 External auditors 89 Principal and emerging risks 89 Remuneration Policies and practices 95-117 Link to strategy 102 Independent judgement and discretion 95 Unilever also complied with the Listing Standards of the New York Stock Exchange applicable to foreign private issuers. Please see page 80 for further information. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Governance Report Overview 64 Unilever Annual Report and Accounts 2024 Our strong corporate governance informs all of our operations including the GAP 2030. Details of our Board and Senior Executive governance structures are set out in this Governance Report, together with key matters arising in the year. Ian Meakins Chair UNILEVER’S GOVERNANCE STRUCTURE The Board has ultimate responsibility for the development of strategy, material acquisitions and divestments, material capital expenditure, the Company’s capital structure and other financing matters, oversight of policies, procedures and internal controls, and setting and monitoring the Group’s culture and promoting ethical behaviour. The Board discharges some of its responsibilities directly and others through four principal Committees: the Nominating and Corporate Governance Committee, the Audit Committee, the Compensation Committee and the Corporate Responsibility Committee, as well as two management committees: the Global Code and Policy Committee and the Disclosure Committee. A summary of the remit of each Committee is set out below and further details are provided in the Governance of Unilever. The Reports of each of these Committees can be found on pages 81, 86, 91 and 95. The Report of the Audit Committee includes a description of the risk management and internal control arrangements for the Group. The Unilever Leadership Executive (ULE) supports the CEO in his work and members of the ULE attend Board meetings on relevant items by invitation (see below and on page 70). The formal powers of the Board are set out in the Articles of Association of Unilever PLC. The Articles of Association and the Governance of Unilever can be found at www.unilever.com/ investors/corporate-governance. BOARD The Board’s primary role is to ensure the long-term sustainable success of Unilever for the mutual benefit of all our stakeholders Board Committees provide independent oversight and rigorous challenge Nominating and Corporate Governance Committee (NCGC) Audit Committee (AC) Corporate Responsibility Committee (CRC) Compensation Committee (CC) Reviews the composition of the Board and Committees and makes recommendations to the Board on suitable candidates for appointment to the Board and Committees. Assists the Board on Board and senior management succession planning, including appointments to the ULE, conflicts of interest and independence. Monitors the integrity of Unilever’s financial statements and sustainability reporting. Ensures the effectiveness of the internal audit function, internal controls and risk management processes, and manages the relationship with the external auditor. Considers policies for Unilever’s conduct as a responsible and ethical global business. Reviews sustainability-related risks and reputational matters, and provides guidance and recommendations to the Board on sustainability and reputational matters. Determines the remuneration framework/ policy for the Executive Directors and ULE. Considers alignment with regulation, market practice and principles of good governance and ensures remuneration is linked to corporate and individual performance. Reviews remuneration- related workforce policies and practices. CEO & ULE The CEO, supported by the ULE, is responsible for ensuring delivery of the Group's strategy, business plans and financial performance. Disclosure Committee Responsible for overseeing the accuracy, materiality and timeliness of disclosure of financial, non- financial and other public announcements. Also evaluates and oversees the adequacy of Unilever's disclosure controls and procedures. Global Code and Policy Committee Responsible for ensuring that all employees of Unilever and third parties working with or on behalf of Unilever do so in compliance with the requirements of Unilever's Code of Business Principles. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS UNILEVER’S GOVERNANCE FRAMEWORK Unilever Annual Report and Accounts 2024 65 Unilever PLC’s Articles of Association, its principal constitutional document, were adopted on 1 May 2024. The Articles may only be amended by a special resolution of shareholders. The Governance of Unilever, dated 1 January 2025, sets out a comprehensive summary of how the Board operates and the terms of reference for the Committees. The Governance of Unilever is reviewed and updated regularly by Board resolution.

STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Board of Directors 66 Unilever Annual Report and Accounts 2024 Ian Meakins Chair and Non-Executive Director Nationality British Age 68 Appointed 1 September 2023 Appointed Chair 1 December 2023 Current external appointments Compass Group plc (Chair). Previous experience Rexel SA (Chair); Ferguson plc (CEO); Travelex Holdings Ltd (CEO); Alliance UniChem (CEO). Andrea Jung Vice Chair/Senior Independent Director Nationality American/Canadian Age 65 Appointed May 2018 Chair of CC and member of NCGC Current external appointments Apple, Inc. (NED); Wayfair, Inc. (NED); Rockefeller Capital Management (Director); Grameen America, Inc. (President and CEO). Previous experience Avon Products, Inc. (CEO); General Electric (Board member); Daimler AG (Board member). Susan Kilsby Non-Executive Director Nationality American/British Age 65 Appointed August 2019 Chair of CRC and member of AC Current external appointments COFRA Holding AG (NED); Fortune Brands Innovations (Chair); Diageo plc (SID); UK Takeover Panel. Previous experience NHS England (NED); BBA Aviation (SID); BHP plc (SID); L’Occitane International (NED); Keurig Green Mountain (NED); Coca-Cola HBC AG (NED); Goldman Sachs International (NED); Shire plc (Chair); Credit Suisse, Mergers & Acquisitions, EMEA (Chair). Fernando Fernandez CEO Nationality Argentinian Age 58 Appointed Director 1 January 2024 Appointed CEO 1 March 2025 Current external appointments None. Previous experience CFO; Beauty & Wellbeing (President); Latin America (EVP); Brazil (EVP); Philippines (SVP); Global Hair Care (SVP). Adrian Hennah Non-Executive Director Nationality British Age 67 Appointed November 2021 Chair of AC and member of NCGC Current external appointments J Sainsbury plc (NED); Oxford Nanopore Technologies plc (NED); Council of Imperial College, London (Independent member). Previous experience Reckitt Benckiser Group plc (Executive Director & CFO); RELX plc (NED). Hein Schumacher served as Unilever PLC CEO during 2024, having been initially appointed on 1 July 2023. He stood down as a director and as CEO with effect from 1 March 2025. The Board has ultimate responsibility for the management, general affairs, culture, direction, performance and long-term success of Unilever. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS BOARD OF DIRECTORS Unilever Annual Report and Accounts 2024 67 Ruby Lu Non-Executive Director Nationality Chinese Age 54 Appointed November 2021 Member of AC and CRC Current external appointments Uxin Limited (NED); Yum China Holdings, Inc. (NED); Volvo Car AB (Board member). Previous experience iKang Healthcare Group (NED); BlueCity Holdings Limited (NED). Nelson Peltz Non-Executive Director Nationality American Age 82 Appointed July 2022 Member of CC Current external appointments Madison Square Garden Sports Corp. (NED); Trian Fund Management L.P. (CEO & Founding Partner). Previous experience The Wendy's Company (Non-Executive Chair); Legg Mason, Inc. (NED); Janus Henderson Group plc (NED); Invesco Ltd (NED); The Procter & Gamble Company (NED); Sysco Corporation (NED); Ingersoll Rand plc (NED); H.J. Heinz Company (NED); Triarc Companies, Inc. (CEO & Chair). Zoe Yujnovich Non-Executive Director Nationality Australian/British Age 50 Appointed March 2025 Member of NCGC and CRC Current external appointments Shell plc (Integrated Gas and Upstream Director). Previous experience Rio Tinto (President & CEO of the Iron Ore Company of Canada). Judith McKenna Non-Executive Director Nationality British/American Age 58 Appointed March 2024 Member of CC and CRC Current external appointments Delta Air Lines, Inc. (NED). Previous experience Walmart International (President & CEO); Walmart US (EVP & COO); Walmex (Chair); Flipkart (Director & Compensation Committee Chair); PhonePe (Director & Compensation Committee Chair). Benoît Potier Non-Executive Director Nationality French Age 67 Appointed January 2025 Member of AC and CRC Current external appointments Air Liquide (Chair of the Board); Siemens AG (NED, Supervisory Board). Previous experience Air Liquide (CEO); Danone (NED); Michelin (NED). Changes to the Board effective 1 January 2025 Benoît Potier joined the Board as a Non-Executive Director. Changes to the Board effective 1 March 2025 Zoe Yujnovich joined the Board as a Non-Executive Director. Fernando Fernandez was appointed CEO. Changes to the Board announced 5 February 2025 Andrea Jung will not stand for re-election at the 2025 AGM. Key NCGC is the Nominating and Corporate Governance Committee AC is the Audit Committee CC is the Compensation Committee CRC is the Corporate Responsibility Committee STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Unilever Leadership Executive (ULE) 68 Unilever Annual Report and Accounts 2024 Fernando Fernandez CEO Nationality Argentinian Age 58 Joined ULE April 2022 Joined Unilever 1988 Additional biographical information can be found on page 66. Eduardo Campanella Business Group President, Home Care Nationality Brazilian Age 44 Joined ULE January 2024 Joined Unilever 2003 Current external appointments None. Previous experience Home Care (Chief Marketing Officer); Home Care Latin America & Brazil (VP); Personal Care (VP and Digital Champion Mexico & Caribbean); Personal Care (Marketing Director and Digital Champion Brazil); Ice Cream (Regional Marketing Director); Hair Care (Marketing Manager); Spreads (Regional Marketing Manager). Fabian Garcia Business Group President, Personal Care Nationality American Age 65 Joined ULE January 2020 Joined Unilever 2020 Current external appointments Wells Fargo Corporation (Board member); Council on Foreign Relations in the US (member). Previous experience Unilever North America (President); Revlon (President & CEO); Colgate-Palmolive (COO, President of the Asia/Pacific Division, EVP Latin America); P&G (President of Asia Pacific Fragrance & Beauty Category, General Manager of Taiwan, General Manager of Max Factor, Japan); Kimberly-Clark Corporation (NED); Arrow Electronics (NED). Esi Eggleston Bracey Chief Growth & Marketing Officer Nationality American Age 54 Joined ULE April 2022 Joined Unilever 2018 Current external appointments Williams-Sonoma, Inc. (NED). Previous experience Six Flags Entertainment Corporation (NED); Unilever USA (President); Unilever North America Personal Care (CEO); Unilever North America Beauty & Personal Care (EVP & COO); Coty (President, Consumer Beauty); P&G (SVP & General Manager, Global Cosmetics). Reginaldo Ecclissato President, 1 Unilever Markets Nationality Brazilian/Italian Age 56 Joined ULE January 2022 Joined Unilever 1991 Current external appointments Unilever Fima, Lda. (Board member); Gallo Worldwide, Lda. (Board member). Previous experience IDH (Supervisory Board Member); Unilever (Chief Business Operations & Supply Chain Officer); Mexico, Caribbean & Central America (EVP); North America & Latin America (EVP Supply Chain); Home Care for the Americas (VP Supply Chain). Rohit Jawa President of Unilever, South Asia and CEO & Managing Director, Hindustan Unilever Nationality Singaporean Age 58 Joined ULE April 2023 Joined Unilever 1988 Current external appointments Breach Candy Hospital Trust (Nominee Director). Previous experience Unilever (Chief of Transformation); Unilever China (EVP North Asia & Chair); Unilever Philippines (Chair & CEO). The ULE is responsible for execution of strategy and day-to-day management of Unilever. The ULE comprises: Other Executive Management Srinivas Phatak Current external appointments Acting CFO Coats plc, (NED). Nationality Indian Age 53 Previous experience Appointed Acting CFO with effect from 1 March 2025 Unilever (Deputy CFO and Group Controller); Hindustan Unilever Limited (CFO); VP Finance Supply Chain Americas; UniOps (Head of Financial Services).Joined Unilever 1999 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS UNILEVER LEADERSHIP EXECUTIVE (ULE) Unilever Annual Report and Accounts 2024 69 Priya Nair Business Group President, Beauty & Wellbeing Nationality Indian Age 52 Joined ULE January 2024 Joined Unilever 1995 Current external appointments CEAT Tyres (Independent Director). Previous experience Unilever Beauty & Wellbeing (Global CMO); Beauty & Personal Care (EVP South Asia); Home Care (Director & CCVP South Asia). Richard Slater Chief R&D Officer Nationality British Age 47 Joined ULE April 2019 Joined Unilever 2019 Current external appointments Future Origins, Inc. (NED); Prime Minister's Council for Science & Technology (member). Previous experience GSK (Head of R&D, Consumer Healthcare); Reckitt Benckiser (Head of R&D, Consumer Healthcare); Reckitt Benckiser (Global Group Director/VP R&D Personal Care, Global Director R&D Aircare, Global Director R&D Analgesics & New Brands); Boots Healthcare (various roles). Peter ter Kulve Business Group President, Ice Cream Nationality Dutch Age 60 Joined ULE May 2019 Joined Unilever 1988 Current external appointments None. Previous experience Home Care (President); Unilever South East Asia & Australasia (President); Unilever (Chief Digital Transformation & Growth Officer); Corporate Transformation (EVP); Unilever Benelux (Chair & EVP); Ice Cream (Global Head & EVP); various brand and channel management roles. Mairéad Nayager Chief People Officer Nationality Irish Age 50 Joined ULE June 2024 Joined Unilever 2024 Current external appointments None. Previous experience Haleon plc (Chief HR Officer); Diageo plc (Chief HR Officer). Heiko Schipper Business Group President, Foods Nationality Dutch Age 55 Joined ULE May 2024 Joined Unilever 2024 Current external appointments Royal FrieslandCampina N.V. (Member of the Supervisory Board) Previous experience Bayer (Member of the Board of Management & President, Consumer Health Division); Nestlé (Member of the Group Executive Board & CEO Nestlé Nutrition). Willem Uijen Chief Supply Chain Officer Nationality Dutch Age 49 Joined ULE 1 January 2025 Joined Unilever 1999 Current external appointments None. Previous experience Unilever (Chief Procurement Officer); Hindustan Unilever (Executive Director of Supply Chain); South Asia, South East Asia & Australasia (Head of Supply Chain); Home Care (VP Supply Chain); Home Care, Latin America (VP Supply Chain); Mexico & Caribbean (VP Supply Chain). Maria Varsellona Chief Legal Officer & Group Secretary Nationality Italian Age 54 Joined ULE April 2022 Joined Unilever 2022 Current external appointments Sandoz (NED). Previous experience ABB (Chief Legal Officer & Company Secretary); Nokia Group (Chief Legal Officer); Nokia Siemens (General Counsel); Tetra Laval Group (General Counsel); General Electric Oil & Gas (variety of senior global legal roles); Nordea Bank (NED). Appointments to the ULE effective 1 January 2025 Willem Uijen joined as Chief Supply Chain Officer. Changes to the ULE effective 1 March 2025 Hein Schumacher stepped down as CEO and will leave Unilever on 31 May 2025. Fernando Fernandez was appointed CEO.

ROLE OF THE CHAIR The Chair leads the Board and is responsible for its overall effectiveness in directing the Unilever Group. The Chair sets the Board’s agenda, ensures the Directors receive accurate, timely and clear information, promotes and facilitates constructive relationships and effective contribution of all the Executive and Non-Executive Directors, and promotes a culture of openness and debate. The Non-Executive Directors provide constructive challenge, strategic guidance, specialist advice and hold management to account. The Group Secretary supports the Board to ensure that it has the policies, processes, information, time and resources it needs to function effectively and efficiently. BOARD AND COMMITTEE MEETINGS There were six scheduled Board meetings in 2024. The meetings were held in the UK or virtually. When there is a Board meeting, the Non-Executive Directors usually also meet without the Executive Directors present. The Chair, or in his absence, the Senior Independent Director (SID), chairs such meetings. Attendance during the year at each of the Committee meetings is also set out below. Further information is provided in the relevant Committee reports. RELATIONSHIP WITH UNILEVER LEADERSHIP EXECUTIVE The Board delegates day-to-day management of Unilever to the Chief Executive Officer. The Chief Executive Officer leads the Unilever Leadership Executive (ULE) in carrying out the strategy determined by the Board and the roles of the members of the ULE are set out on pages 68 and 69. The ULE meets regularly to discuss all aspects of the business, including strategy, the allocation of resources, investment, M&A opportunities, culture, financial performance and non- financial performance. Members of the ULE are regularly required to attend Board meetings to update the Board on performance and other matters. There is an annual Board meeting to discuss strategy and there are regular updates at Board meetings between these times. The Board has also delegated certain finance matters to both the Chief Executive Officer and the Chief Financial Officer in order to facilitate the efficient conduct of such matters. BOARD AND COMMITTEE ATTENDANCE Position Board NCGC AC CRC CC Chair Ian Meakins 6/6 4/4 – – 5/5 Non-Executive Directors Adrian Hennah 6/6 2/2 9/9 – – Andrea Jung 6/6 4/4 – – 5/5 Susan Kilsby 6/6 – 9/9 3/3 – Ruby Lu 6/6 – 9/9 3/3 – Judith McKenna1 5/5 – – 3/3 2/2 Nelson Peltz 5/6 – – – 4/5 Executive Directors Hein Schumacher2 6/6 – – – – Fernando Fernandez 6/6 – – – – Former Directors Nils Andersen3 2/2 2/2 – – 3/3 Judith Hartmann3 2/2 2/2 – – 3/3 Strive Masiyiwa3 2/2 – – 1/1 – Youngme Moon3 2/2 – – 1/1 – 1. Joined the Board as a Non-Executive Director on 1 March 2024 and was appointed to the CRC and CC. 2. Stepped down as CEO on 1 March 2025. 3. Stepped down as a Non-Executive Director on 1 May 2024. NON-EXECUTIVE DIRECTORS’ ROLE The Non-Executive Directors exercise objective judgement in respect of Board decisions, providing scrutiny and challenge to hold management to account. Non-Executive Directors offer strategic guidance and specialist advice based on the breadth of experience and knowledge they bring to the Board. Non-Executive Directors are required to have sufficient time available to discharge their responsibilities effectively and to continuously develop their knowledge of the business. The role of the Non-Executive Directors incorporates the review of information in advance of Board meetings to ensure that thorough preparation for, and debate at, Board meetings is possible. Non-Executive Directors have full access to senior management and take opportunities to meet them on a regular basis. Site visits also give Non-Executive Directors the ability to meet members of the workforce from different levels of the organisation. On appointment, the Non-Executive Directors complete an induction process, which includes meetings with the Unilever Leadership Executive, senior members of management, advisors, and the internal and external auditors. These include understanding key risk areas in the business and providing an understanding of the culture of the organisation. There is also an opportunity to visit Unilever’s operations in person. This is regularly supplemented throughout each year with ongoing updates and information on key matters relating to the business, including governance, sustainability, risk STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Operation of the Board 70 Unilever Annual Report and Accounts 2024 management and regulatory issues, as well as updates on the business itself. In 2024, the Board considered presentations on R&D, Technology and Artificial Intelligence. All Directors are expected to attend each Board meeting and each Committee meeting of which they are members, unless there are exceptional reasons preventing them from participating. Only members of the Committees are entitled to attend Committee meetings, but others may attend at the Committee Chair’s discretion. Executive Directors attend Committee meetings by invitation only. If Directors are unable to attend a Board or Committee meeting, they have the opportunity beforehand to discuss any agenda items with the Chair or the Committee Chair. BOARD APPOINTMENT The report of the Nominating and Corporate Governance Committee on pages 81 to 85 describes the work of the Committee including in relation to Board appointments and recommendations for re-election. The procedure for the nomination and appointment of Directors is also contained within the document entitled ‘Appointment procedure for PLC Directors', which is available on our website. Directors may be appointed by a simple majority vote of shareholders at a general meeting, or on an interim basis by the Board (in which case they will offer themselves for election at the next AGM). COMPOSITION, BALANCE AND INDEPENDENCE OF THE BOARD As at 31 December 2024, the Unilever Board comprised nine Directors: the Chair, two Executive Directors and six independent Non-Executive Directors. In addition, a Non- Executive Director, Benoît Potier, joined the Board on 1 January 2025, and a further Non-Executive Director, Zoe Yujnovich, joined the Board on 1 March 2025. Effective 1 March 2025, Hein Schumacher stepped down from the Board. The balance of Directors on the Board ensures that no individual or small group of Directors can dominate the decision-making process. The biographies on pages 66 and 67 and the table on page 84 in the Nominating and Corporate Governance Committee Report demonstrate a diverse Board with a broad range of sector experience, skills and knowledge. The Board carries out an annual review of the performance of the Directors in addition to a thorough review of the Non- Executive Directors’ and their related or connected persons’ relevant relationships in line with the best practice guidelines in the UK and US. The criteria chosen by the Board to assess the independence of the Non-Executive Directors, as set out in detail in the Governance of Unilever, include, in summary: ■ no additional remuneration or other benefits from any Group company; ■ no material business relationships within the last three years, including shareholder, customer, adviser and supplier relationships, with any Group company; ■ no cross-directorships or significant links with other Directors through involvement in other companies or bodies; ■ not more than nine years of service on the Board in normal circumstances; ■ not a former employee of any Group company within the last five years; ■ no close family ties with any of Unilever’s advisers, Directors or senior management; and ■ no significant shareholdings in Unilever or any Group company. All the Non-Executive Directors are considered to have the appropriate skills, knowledge, experience and character to bring objective and constructive judgement and valuable insights to the Board’s deliberations. The Board has concluded that all the Non-Executive Directors were independent during the period covered by this report. The Chair was considered to be independent on appointment and is committed to ensuring that the Board continues to comprise a majority of independent Non-Executive Directors. BOARD SUSTAINABILITY PROCESSES AND SKILLS Sustainability is central to what Unilever stands for. Leadership starts at Board level, with sustainability being a key strategic focus. All Directors are actively engaged in these matters. In 2024, the Board approved the updated Climate Transition Action Plan and the Modern Slavery Statement, both available on our website. The Board also reviewed the sustainability targets for Climate, Nature, Plastics and Livelihoods with the Growth Action Plan 2030. Additionally, the Board fully supports Unilever’s €1 billion Climate & Nature Fund and continued commitment to Human Rights and Equality, Diversity and Inclusion. The governance of sustainability, covering social, human rights, business conduct and environmental matters, is detailed in the Sustainability Statement and this Governance Report. The Corporate Responsibility Committee, under the Board’s governance, primarily handles these issues. The Chief Corporate Affairs and Sustainability Officer attends all Corporate Responsibility Committee meetings, ensuring external expertise is included as needed. The Committee Chair ensures that the Board receives relevant information in the form of briefing materials and access to external expertise, in particular when specific matters are under consideration for Board approval. The Chair reports the Committee’s considerations to the Board, which are then discussed in Board meetings. The Chief Corporate Affairs and Sustainability Officer reports to the CEO on all sustainability matters relating to our four priority areas: Climate, Nature, Plastics and Livelihoods. The Chief Supply Chain Officer, who is involved in key social and environmental issues within Unilever’s Supply Chain, reports to the CFO. This ensures that both executive directors are closely involved in assessing the impacts, risks and opportunities related to social and sustainability matters. The CEO has extensive experience in sustainability which derives from the Unilever sustainability agenda in his previous Unilever roles. The Non-Executive Directors bring significant experience in social and sustainability issues from various industries, including retail, energy, technology, financial, and other industrial sectors. The recruitment of new Non-Executive Directors focuses on their skills and experience as set out in the matrix on page 84, which encompasses sustainability to ensure a diverse range of views. CONFLICTS OF INTEREST Directors have a statutory duty to avoid actual or potential conflicts of interest. The Board ensures that effective procedures are in place to avoid conflicts of interest by Directors. A Director must without delay report any conflict of interest or potential conflict of interest to the Chair and to the other Directors and the Group Secretary, or, in case any conflict of interest or potential conflict of interest of the Chair, to the SID, the other Directors and the Group Secretary. The Director in question must provide all relevant information to the Board, so that the Board can decide whether a reported (potential) STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OPERATION OF THE BOARD Unilever Annual Report and Accounts 2024 71 conflict of interest of a Director qualifies as a conflict of interest within the meaning of the relevant laws. Unless authorised by the Board, together with compliance with any restrictions that have been required of such a Director, a Director may not take part in the decision-taking process of the Board in respect of any situation in which he or she has a conflict of interest. The Board considers that the procedures put in place to deal with conflicts of interest are operating effectively. The interests of new Directors are reviewed during the recruitment process and authorised (if appropriate) by the Board at the time of their appointment. Directors have a continuing duty to update the Board on any changes to their external appointments, which are also reviewed by the Board on a regular basis. Unilever recognises that the Executive Directors acting as directors of other companies is beneficial from a personal development perspective and, therefore, also beneficial to the Group. The number of external directorships of listed companies is generally limited to one per Executive Director to reduce the risk of excessive commitment and prior approval is required from the Chair. BOARD EVALUATION Each year, the Board formally assesses its own performance, including with respect to its composition, diversity and how effectively its members work together to achieve objectives. In 2024, a self-evaluation of the Board’s effectiveness was conducted. The evaluation consisted of a questionnaire completed by each of the Directors, followed by a Board discussion in November 2024, covering both the outcome of the evaluation and the proposed actions to enhance the effectiveness of the Board. The outcome of such discussions is taken into account in the assessment of Directors when proposals for the re-election of Directors are considered and also in Board composition. The evaluation looked at key areas of the functioning and operation of the Board. The Directors considered the level of information provided to the Board, the identification of strategic priorities, its consideration of business performance, the timing and frequency of meetings, relationships with senior management, workforce engagement, oversight of emerging risks and ensuring adequate time for discussion and debate. It was concluded that the Board operated effectively, that the Board processes were being managed for continuous improvement and that each of the Directors contributed effectively to the Board. The Board will in particular: ■ ensure that information provided to it and presentations from management, including analysis and insights on trends and innovations, are sufficiently detailed to enable the Board to oversee the execution of the Company’s strategy and its business performance; and ■ review the approach to workforce engagement at Board level with a view to identifying opportunities for increasing or broadening engagement activities. The evaluation of the Board’s principal Committees was performed under the supervision of the respective Chairs and the Chief Legal Officer & Group Secretary, taking into account the views of respective Committee members and the Board members. The key actions arising from these Committee evaluations can be found in each of the Committee Reports. WORKFORCE ENGAGEMENT The Board believes that taking into account feedback from the workforce widens the diversity of its views when making business decisions. In view of Unilever’s global footprint and scope of operations, the Board decided that the most effective way of organising its engagement with employees is to share the responsibility among all Non-Executive Directors. Unilever’s Workforce Engagement Policy provides for workforce engagement in a variety of ways, both face-to-face and virtually, through sessions with Non-Executive Directors, engaging with employee representatives, site visits, and employee surveys such as UniVoice (see below for further information). These engagement activities cover the entire workforce demographic in terms of geography, all Business Groups, length of service, work level/seniority and supply chain and office staff. In 2024, Non-Executive Directors participated in six workforce engagement events held virtually and one held in person in India. A wide range of topics were discussed, including those that are personal to the workforce and those of a more business and strategic nature. Topics included: back to growth performance, reward and performance culture, inclusion, sustainability, Unilever’s Climate Transition Action Plan and Unilever as an employer of choice. In addition, as part of workforce engagement, Directors were able to make site visits in the UK, South Africa, China, New Zealand and the US. Perspectives from the workforce have been taken into consideration in decision-making. Employee survey results from 2024 indicated that engagement remains over industry benchmarks but there was understandably uncertainty in some office-based teams around the separation of the Ice Cream business and the productivity programme. Leaders around the business take these findings into account with their teams. In addition, the Growth Action Plan 2030 announced in November 2024 sets the expectations for the performance culture and actions required for success in the business. The Board evaluates the effectiveness of workforce engagement on an annual basis and feedback is also sought from employees who take part in the workforce engagement sessions, thereby creating a feedback loop between the Board and employees. Please also see ’Engaging with own workforce and workforce representatives’ on page 272 of the Sustainability Statement. SHAREHOLDER ENGAGEMENT The Board values open and meaningful discussions with our shareholders on all matters. The CFO has lead responsibility for shareholder engagement, with the active involvement of the CEO and supported by the Investor Relations department. The CEO and CFO regularly meet with investors. In 2024, the CEO and CFO held roadshows after Unilever’s quarterly, half-year and full-year results, with meetings across the UK, the US and several other European countries. Following the launch of the Company’s Growth Action Plan 2030 in November, the CEO and CFO hosted a capital markets day in the UK, attended by over 100 investors and counterparties. Additionally, the CEO and CFO met with a majority of our top 50 shareholders in March regarding the announcement to separate the Ice Cream business and the launch of our productivity programme. The Board receives regular briefings on investor reactions to Unilever’s quarterly, half-year and full-year results announcements, on key issues such as the Climate Transition Action Plan and on any issues raised by shareholders that STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OPERATION OF THE BOARD 72 Unilever Annual Report and Accounts 2024 are relevant to their responsibilities. We maintain a frequent dialogue with our principal institutional shareholders and regularly collect feedback. In 2024, the new Chair actively engaged with key shareholders throughout the year, building on introductory meetings held at the end of 2023. Private shareholders are encouraged to give feedback via shareholder.services@unilever.com. Our shareholders are also welcome to raise any issues directly with the Chair or the SID. The Chair, the Executive Directors and other Directors are also available to answer questions from the shareholders at the AGM each year. GENERAL MEETINGS At the AGM, the Chair and the CEO give their thoughts on governance aspects of the preceding year and the Group’s strategy together with a review of the performance of the Group over the last year. Shareholders may attend and ask questions either in advance, via the Unilever website, or at the meeting. The auditors attend the AGM and may address the AGM on any matter that concerns them as auditors. At the 2024 AGM, all resolutions were put to a poll to ensure an exact and definitive result and to facilitate maximum participation by Unilever’s geographically spread shareholders. All resolutions were passed with in excess of 80% of votes cast in favour. The Company is required to provide notices of meeting for both the AGM, which must be given with no less than 21 clear days’ notice pursuant to the Companies Act 2006, and for extraordinary meetings, which are called with no less than 14 clear days’ notice pursuant to a resolution put to the AGM each year. BOARD FOCUS During the year, the Board considered a comprehensive programme of regular matters drawn from the schedule of matters reserved for the Board and the immediate and prospective operating environment. The Board also conducted a three-day Strategy Review exercise in October 2024, including presentations and engagement sessions with both ULE members and other senior members of management. This focused in particular on: ■ approval and review of our ongoing productivity programme and the constituent elements of this, including business performance and the prioritisation of our Power Brands in our top markets; ■ approval of our Growth Action Plan 2030, incorporating the Company’s purpose to brighten everyday life for all, and the areas of focus, excel and accelerate (see page 4); ■ our performance culture and how this will assist employees in delivering the Growth Action Plan 2030, including focus on values, people and behaviours and thereby nurturing the culture to care deeply, focus on what counts, stay three steps ahead and deliver with excellence (see page 35); ■ a review of each of our Business Groups; ■ the portfolio and a review of acquisitions; ■ the Company’s approach to research and development; and ■ our supply chain. The schedule below is not exhaustive and demonstrates the breadth of oversight provided by the Board. Some of the Board’s key decisions in 2024 are discussed in more detail on pages 76 and 77. The Board: Strategy and business plan ■ approved the separation of the Ice Cream business and the launch of the Company’s productivity programme; ■ approved the disposals of its water purification businesses Pureit and Qinyuan Group, its Russian subsidiary and its business in Belarus, and the Elida Beauty business; ■ reviewed the Unilever strategy at Business Group level; and ■ reviewed the R&D strategy including the Group’s innovation pipeline. Operational performance and financial management ■ regularly reviewed Unilever Group operational and financial performance and delivery against strategic objectives, business plans including budget and forecast, financial and non-financial KPIs and against analysts’ consensus and market guidance; ■ considered and approved quarterly dividends; ■ approved two share buyback tranches in 2024 totalling €1.5 billion; and ■ considered and approved the issuance of new shares to be used to settle the vesting of share awards granted to employees under various employee share plans. Governance and external reporting ■ considered feedback from the Audit Committee in relation to significant judgements, fair, balanced and understandable assessment, going concern basis of preparation, viability statement and the reporting of non-financial KPIs in relation to sustainability reporting; ■ approved each of the quarterly results and the Annual Report and Accounts and Form 20-F; ■ approved the notice of meeting for the AGM; ■ oversaw consultation and communication with shareholders on executive pay; and ■ considered the work of the Nominating and Corporate Governance Committee on Board composition and succession planning and approved the appointments of Judith McKenna and Benoît Potier as Non-Executive Directors. Culture and stakeholders ■ reviewed the 2024 workforce engagement programme covering both employees and employee representatives and considered feedback from the sessions; and ■ regularly reviewed investor feedback reports and analysts' reports. Sustainability ■ considered and approved the Modern Slavery Act Statement; ■ approved the updated Climate Transition Action Plan put to shareholders at the 2024 AGM; and ■ reviewed the sustainability strategy and performance, including review of the regulatory development of sustainability reporting requirements. Political and regulatory environment ■ received updates from external speakers on the macro environment from social and political perspectives and global security issues; and ■ received updates on emerging legislation and regulation. Risk and internal controls ■ considered feedback from the Audit Committee on its assessment of the ongoing effectiveness of the Group’s internal controls; and ■ reviewed the findings from the assessment of the Group’s register of principal risks and focus risks and approved the related risk management plans. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OPERATION OF THE BOARD Unilever Annual Report and Accounts 2024 73

Stakeholder engagement SECTION 172: COMPANY AND BOARD ENGAGEMENT WITH STAKEHOLDERS The information set out below, together with the information on pages 76 and 77 of this Governance Report, explains how the Board considers and engages with stakeholders. Together, these form our Section 172 statement under the UK Companies Act 2006. Unilever at a glance on page 3 details the six stakeholder groups we have identified as critical to our future success: shareholders, our people, consumers, customers, suppliers & business partners, and planet & society. Throughout the Strategic Report, we have provided examples of how we engage with, and create value for, our stakeholders. Shareholders We aim to deliver best- in-class performance with market-making unmissably superior brands. ■ Quarterly results broadcasts. ■ Conference presentations. ■ Meetings and calls about aspects of business performance, consumer trends and sustainability issues. ■ Senior leaders and our Board speak directly to shareholders on a broad range of issues. For example, in 2024, we discussed our Directors’ Remuneration Policy, our proposed updated Climate Transition Action Plan and our Growth Action Plan 2030 with investors. ■ AGM. ■ Meetings with shareholders on performance and key issues. ■ The Board approve all quarterly results announcements and dividends. ■ Unilever Investor Relations provide analysts’ reports and investor feedback to the Board. See pages 72, 76 and 77 Our People Over 120,000 talented people give their skills and time in Unilever offices, factories and R&D laboratories. ■ Through our UniVoice survey, we engaged with around 100,000 office- and factory-based employees in 2024 on topics such as culture, engagement, strategy, safety, careers and sustainability. ■ Continued our ‘Unilever Live’ sessions with our CEO and ULE members to give our workforce direct and regular access to our leadership team to ask questions on issues of concern to them as employees, such as financial performance strategy and reward. Included in this are quarterly briefings for employees on Unilever Live to ensure that all employees have a common awareness of the Company‘s financial performance and the financial operating environment. The Growth Action Plan 2030 was also launched in 2024 in a dedicated Unilever live session, sharing a new company purpose, strategic objectives and a new culture with all employees. ■ At a market level, we held regular local, leader-led virtual town hall meetings to engage with employees on locally relevant topics and issues. ■ Under our Code of Business Principles, we maintain whistleblowing procedures available to all employees wherever they are and however they work including anonymous helplines. ■ Review of UniVoice survey 2024 results and feedback to ULE on key issues. ■ The CEO, together with other senior members of management including the CFO and ULE members, provide direct answers on the ‘Unilever Live‘ open Questions sessions including the quarterly results briefing and company performance updates. ■ Metrics on our Code of Business Principles cases are reviewed by the Corporate Responsibility Committee and the Board as appropriate. See pages 34, 35 and 72 Consumers We aim to excel in consumer preferences for product, proposition, packaging, place, promotion and pricing. ■ We use consumer research from partners such as Kantar, NielsenIQ and Ipsos, who we engage through their regular surveys and panels as well as ad hoc research. ■ We engage over 3 million consumers through our various consumer engagement platforms annually. ■ Board papers and presentations capturing consumer trends. ■ Regular updates from Business Groups on opportunities and portfolio choices in line with consumer trends. See pages 14 to 33 Unilever stakeholders How Unilever engages with stakeholders How the Board interacts on stakeholder issues Further information STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OPERATION OF THE BOARD 74 Unilever Annual Report and Accounts 2024 Customers We partner with large and small retailers across different trading environments around the world to grow categories through market-making innovations and brilliant execution to build our business and theirs. ■ We are members of the Advantage Group Survey to help us understand how we can improve our customers’ experience. ■ Our customers across different channels and trading environments partner with our customer business development teams to grow categories by meeting regularly to turn shopper insights into growth action plans. These relationships create Joint Business Plans for mutual benefit. ■ We use an online platform to provide shopper insights and research for our smaller retailer customers. ■ Business Group feedback to the Board on customer landscape and priorities. ■ Direct engagement with key customers during region and market visits by Board members. See pages 14 to 33 Suppliers & Business Partners We work with suppliers around the world to source materials and provide critical services for us. ■ Through our Supply Chain and Procurement teams, we communicate with our suppliers and business partners frequently. ■ We conduct an annual Partner to Win survey to understand how our suppliers feel about working with Unilever and areas for improvement. ■ We operate a Responsible Partner Policy to define the mandatory requirements that all our supply chain partners must confirm they can meet. ■ The Board receives regular reports in relation to supply chain matters. See pages 36 and 37 Planet & Society We are taking more focused, urgent and systemic action in four priority areas: Climate, Nature, Plastics and Livelihoods. ■ As part of our sustainability double materiality assessment, we analyse insights from our key stakeholders to make sure we are focusing on the most important impacts, risks and opportunities, which inform our approach and reporting. ■ We continued our partnerships with other businesses throughout the year, advocating for policy change on a range of social and environmental issues, including increased levels of national climate ambition and a Global Plastics Treaty. ■ Our Chief Corporate Affairs and Sustainability Officer provides reports to the Board. ■ The Board reviews updates to the Climate Transition Action Plan and progress with respect to it, based on reports on this from the Chair of the Corporate Responsibility Committee. ■ Unilever was represented by its Chief Corporate Affairs and Sustainability Officer at COP29 in November 2024. See pages 36 and 37 Unilever stakeholders How Unilever engages with stakeholders How the Board interacts on stakeholder issues Further information STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OPERATION OF THE BOARD Unilever Annual Report and Accounts 2024 75 KEY DECISIONS BY THE BOARD INCLUDING SECTION 172 CONSIDERATIONS The table below shows some of the key decisions of the Board in 2024. The Directors confirm that the deliberations of the Board incorporated appropriate consideration of the matters detailed in Section 172 of the Companies Act 2006. The Board recognises that having regard to the needs and expectations of stakeholders is crucial, as it ensures that Unilever is well positioned to deliver long-term sustainable growth for the benefit of all its stakeholders. Strategy, Growth Action Plan 2030 and Productivity Programme Background The Board continued to maintain oversight of the Growth Action Plan, which was announced in October 2023. As part of the Growth Action Plan, on 19 March 2024, Unilever announced the separation of Unilever’s Ice Cream business into a standalone business. The Board concluded that a demerger of the Ice Cream business is the most likely route to achieve separation. Following the separation of the Ice Cream business, Unilever will continue to operate on a more focused basis around four similarly sized Business Groups: Beauty & Wellbeing, Personal Care, Home Care and Foods. Alongside this, a productivity programme was announced to drive focus and faster growth through a leaner and more accountable organisation. The Board conducted a review of all Business Groups, including Ice Cream, in October 2024 and the progress of the productivity programme. Following the review, the Unilever Leadership Executive updated the business globally on the Company’s operating model and, in November 2024, announced the Growth Action Plan 2030 together with the tools and performance culture for the business to deliver on this plan. Stakeholder considerations The Board considers that the Ice Cream business has distinct characteristics compared with Unilever’s other operating businesses. These include a supply chain and point of sale that support frozen goods, a different channel landscape, more seasonality, and greater capital intensity. As a standalone, more focused business, the Ice Cream management team will have operational and financial flexibility to grow its business and allocate capital and resources in support of the company’s distinct strategy. This would support all stakeholders in the Ice Cream business including customers and consumers as well as the supply chain, employees and shareholders. The Growth Action Plan 2030 and the productivity programme aim to drive greater returns for shareholders both in the short and medium term, as well as build long-term growth potential into Unilever’s business. In particular, the productivity programme focuses on science and technology, a lean and agile supply chain, and the scaled use of AI, which, together with our new performance culture, will provide employees with the tools to deliver on the Company’s growth agenda. The productivity programme is being implemented with care for the 7,500 mostly office-based employees whose roles are impacted. Our suppliers are key to the development and use of science and technology in our business and our innovations support our supplier base. The Growth Action Plan 2030 also supports our customers with its focus on our Power Brands and our consumers through the aims of unmissably superior brands. Sustainability Background Unilever continues to build on its commitment to sustainability. In 2024, our focus was on accelerating progress against the four key priority areas of climate, nature, plastics and livelihoods. As part of this, the Board and the Unilever Leadership Executive are responsible for setting and implementing Unilever’s climate strategy. Following review and approval by the Board, we published our updated Climate Transition Action Plan in March 2024, which included new higher ambition near-term Scope 3 GHG reduction targets, a continued focus on absolute emission reductions rather than carbon offsetting and a shift to focus on the specific Scope 3 emissions which we believe we can influence. The updated Climate Transition Action Plan was overwhelmingly supported by shareholders through a non-binding advisory vote at our Annual General Meeting on 1 May 2024. The updated Climate Transition Action Plan sets out targets together with priority action areas for delivering these and they are embedded into the ULE Quarterly Business Review processes by our Business Groups. The updated Climate Transition Action Plan also includes information on governance, advocacy priorities, our commitment to transparent and regular reporting, Board oversight and climate-linked executive remuneration. Stakeholder considerations The Board draws on a range of internal and external stakeholders through its engagement with Unilever’s sustainability agenda. The Climate Transition Action Plan, updated in 2024, brings together our business operations, our supplier base and our employees around a common agenda. Our customers and consumers are also important in our sustainability agenda as they seek products that support a transition to net zero and work to end plastic waste. We engaged with certain shareholders in updating the Climate Transition Action Plan and sought their feedback so that we could take it into account in relation to the updating process. The non-binding advisory vote on the Climate Transition Action Plan is also a way for all shareholders to provide us with input on our activities, while not asking shareholders to take responsibility for Unilever’s strategy in this area. This provides a way for shareholders to participate in a vital area of Unilever’s activities while sustainability is further embedded in what we do and the wider operating environment. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OPERATION OF THE BOARD 76 Unilever Annual Report and Accounts 2024 Appointments of new Non-Executive Directors Background The Board approved the appointment of Judith McKenna as a Non-Executive Director with effect from 1 March 2024. Judith’s appointment was subsequently put to shareholders at the Annual General Meeting on 1 May 2024 and confirmed. The Board also approved the appointment of Benoît Potier with effect from 1 January 2025 and Benoît’s appointment will be put to shareholders at the Unilever PLC Annual General Meeting to be held on 30 April 2025. Stakeholder considerations The Board considered Judith McKenna’s extensive experience of the consumer goods and retail sector, having spent 27 years of her career at Walmart, serving in senior capacities both within Walmart US, Asda in the UK and Walmart’s international business. The Board considered that Unilever and its shareholders would benefit from the experience and leadership of our industry that Judith would bring. The Board considered Benoît Potier’s wealth of experience across the industrials and consumer goods sectors, together with his experience of sustainability matters in the businesses that he has led. The Board considered that Unilever and its shareholders would benefit from this deep experience of industry. Executive Pay Background A resolution to approve a new Directors’ Remuneration Policy was put to the Unilever PLC Annual General Meeting on 1 May 2024. The overall structure and quantum of the previous Directors’ Remuneration Policy was followed with changes to the implementation of the policy in relation to (1) the remuneration benchmarking peer group to focus on global consumer companies and (2) the performance measures and weightings used in the annual bonus and performance share plan for 2024 onwards. As noted above, the implementation of the Directors’ Remuneration Policy continues to include climate-linked executive remuneration. The Directors’ Remuneration Policy confirmed the Company’s position that the fixed pay of Hein Schumacher, who was Chief Executive Officer until 1 March 2025, would not be amended in 2024 or 2025. The Directors’ Remuneration Policy, which is intended to be in place for three years in accordance with standard corporate governance practice, was approved by 97.69% of shareholders voting. Stakeholder considerations The changes to the Directors’ Remuneration Policy were made following engagement with shareholders and reflected the feedback received. Amendments to the benchmarking peer group also followed from this feedback from investors. The amendments to the performance measures and weightings used in the annual bonus and performance share plan for 2024 onwards aligned Directors’ remuneration with the focus of investors following the consultation with them. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS OPERATION OF THE BOARD Unilever Annual Report and Accounts 2024 77

Additional disclosures The following disclosures are made in compliance with the Financial Conduct Authority’s Listing Rule 6.6.1: FUTURE DEVELOPMENTS, RESEARCH AND DEVELOPMENT AND IMPORTANT EVENTS Certain information required to be included in the Directors' Report has been included in the Strategic Report given its strategic importance to Unilever. This includes information in respect of important events that have occurred since the end of the financial year, an indication of likely future developments in the business of the Group and an indication of activities of the Group in the field of research and development. DISCLOSURE OF INFORMATION TO THE EXTERNAL AUDITOR Each of the Directors who held office at the date of approval of this report confirms that, to the best of each of the Directors’ knowledge and belief, and having made appropriate enquiries, all information relevant to enabling the auditors to provide their opinions on the Company’s consolidated and parent company accounts has been provided. Furthermore, each of the Directors has taken all reasonable steps to ensure their awareness of any relevant audit information and to establish that the Company’s auditors are aware of any such information. This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the Companies Act 2006. DIRECTORS' SHARE INTERESTS Details of the Directors’ interests in shares can be found in the Directors’ Remuneration Report on pages 103 to 109 and 112. CONTRACTS OF SIGNIFICANCE During the year, no Director had any interest in any shares or debentures in the Company’s subsidiaries, or any material interest in any contract with the Company or a subsidiary being a contract of significance in relation to the Company’s business. No member of the Group is party to any significant agreement that takes effect, alters or terminates upon a change of control or following a takeover of Unilever PLC. In addition, there are no agreements providing for compensation for loss of office or employment as the result of a takeover of Unilever PLC. There are no controlling shareholders of Unilever PLC. APPOINTMENT OF DIRECTORS The rules governing the appointment and retirement of directors are set out in the appointment procedure for PLC Directors, available on our website, and are summarised in the report of the Nominating and Corporate Governance Committee. POWERS OF THE DIRECTORS The Board of Directors is responsible for the management of the business of the Company and may exercise all powers of the Company subject to applicable legislation and regulation and the Company’s Articles. Further details are set out on page 65. STAKEHOLDER ENGAGEMENT Details of the Company’s engagement with stakeholders are given on pages 74 and 75. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Additional Information 78 Unilever Annual Report and Accounts 2024 Listing Rule 6.6.1 Interest capitalised by the Group during the year None Publication of unaudited financial information Not applicable Details of any long-term incentive schemes under Listing Rule 9.3.2R(2) Not applicable Director waiver of emoluments Not applicable Director waiver of future emoluments Not applicable Allotments for cash of equity securities made during the year None Allotment for cash of equity securities made by a major unlisted subsidiary during the year Not applicable Details of participation of parent undertaking in any placing made during the year Not applicable Details of relevant material contracts in which a Director or controlling shareholder was interested during the year Not applicable Contracts for the provision of services by a controlling shareholder during the year Not applicable Details of any arrangement under which a shareholder has waived or agreed to waive any dividends As at 21 February 2025, Unilever PLC held 47,651,677 ordinary shares of 31/9p each as Treasury shares. No dividends are payable on these shares. As at 21 February 2025, Fidelity held 443,095 ordinary shares of 31/9p of Unilever PLC on behalf of the Company to be used in satisfaction of employee share scheme (‘ESS‘) obligations. Fidelity has agreed to waive on an ongoing basis any dividends payable in respect of such shares. As at 21 February 2025, the Trustee of the Company’s Employee Benefit Trust (‘EBT’) held 1,569,662 ordinary shares of 31/9p of Unilever PLC. The Trustee of the EBT has agreed to waive, on an ongoing basis, any dividends payable on shares it holds in trust for use under the Company’s ESS. The practice of Fidelity and the Trustee of the EBT is to abstain from voting on the shares that they hold. Details of the employee share schemes can be found on pages 95 and 96 and 99 to 108. Details of where a shareholder has agreed to waive future dividends See above Statements relating to controlling shareholders and ensuring company independence Not applicable DIRECTORS' INDEMNITIES AND DIRECTORS' AND OFFICERS' INSURANCE The power to indemnify Directors, together with former Directors, the Company Secretary and the directors of subsidiary companies, is provided for in the Company’s Articles of Association. Unilever maintains appropriate D&O insurance to the extent permitted by law. In addition, Unilever has granted indemnities to each Director and the Group Secretary, together with former Directors and Company Secretaries of Unilever and the directors of subsidiary companies, whereby the Company indemnifies these individuals in respect of any proceedings brought by third parties against them personally in their capacity as Directors or Officers of the Company or any Group company. These ''qualifying third-party indemnity provisions'' were in force during the course of the financial year ended 31 December 2024 and remained in force at the date of this report. The Company would also fund ongoing costs in defending a legal action as they are incurred rather than after judgment has been given. In the event of an unsuccessful defence in an action against them, individual Directors would be liable to repay the Company for any damages and to repay defence costs to the extent funded by the Company. Neither the indemnity nor the D&O insurance cover provides cover in the event a Director or Officer is proved to have acted fraudulently or dishonestly. In addition, the Company provides indemnities (including, where applicable, a qualifying pension scheme indemnity provision) to the Directors of three subsidiaries, each of which acts or acted as trustee of a Unilever UK pension fund. Appropriate trustee liability insurance is also in place. As above, these indemnities were in force during the course of the financial year ended 31 December 2024 and remained in place at the date of this report. POLITICAL DONATIONS At the 2024 AGM, shareholders passed a resolution to authorise the Company and its subsidiaries to make political donations to political parties or independent election candidates, to other political organisations, or to incur political expenditure (in each case as defined in the Companies Act 2006). As the authority granted at the 2024 AGM will expire, renewal of this authority will be sought at this year’s AGM. Further details are available in the Notice of AGM, available on the Company’s website. It is the policy of the Company not to make such political donations or to incur political expenditure (within the ordinary meaning of those words) and the Directors have no intention of changing that policy. However, as the definitions used in the Companies Act 2006 are broad, it is possible that normal business activities, which might not be thought to be political donations or expenditure in the usual sense, could be caught. On that basis, the authority is sought purely as a precaution. The Board members have each confirmed compliance with Unilever’s Code of Business Principles, as is required on an annual basis, and that there has been no political activity or payments by the Unilever Group. SHARES Share capital Unilever’s issued share capital on 31 December 2024 was made up of £78,446,584 split into 2,521,497,338 ordinary shares of 31/9p each and each carrying one vote. A total of 43,550,481 Unilever ordinary shares were held in treasury as at 31 December 2024, representing 1.73% of Unilever’s issued share capital. Share issues and purchase of shares At the 2024 AGM held on 1 May 2024, Unilever’s Directors were authorised to: ■ issue new shares, up to a maximum of £25,946,666 nominal value (which at the time represented approximately 33% of Unilever’s issued ordinary share capital); ■ disapply pre-emption rights up to a maximum of £3,892,715 nominal value (which at the time represented approximately 5% of Unilever’s issued ordinary share capital) for general corporate purposes and an additional 5% authority in connection with an acquisition or specified capital investment; and ■ make market purchases of its ordinary shares, up to a maximum of 250,200,000 ordinary shares (which at the time represented just under 10% of PLC’s issued ordinary share capital) and within the price limits prescribed in the resolution. Unilever undertook a €1.5 billion share buyback programme in 2024. The purpose of the share buyback programme was to reduce the capital of Unilever, and Unilever bought back 27,368,909 Unilever ordinary shares of 31/9p each in two tranches which are held in treasury. The shares repurchased in 2024 comprised 1.08% of Unilever’s issued share capital as at 31 December 2024. Outside of this share buyback programme, no other company within the Group purchased any Unilever ordinary shares or American Depositary Shares during 2024. During 2024, there were 4,900,000 Unilever ordinary shares of 31/9p each issued in satisfaction of employee share scheme awards. Right to hold and transfer ordinary shares or exercise voting rights Unilever’s constitutional documents place no limitations on the right to hold or transfer Unilever ordinary shares. There are no limitations on the right to hold or exercise voting rights on the ordinary shares of Unilever imposed by English law. Unilever is not aware of any agreements between holders of securities that may result in restrictions on transfer or voting rights. Please also see page 211. SIGNIFICANT SHAREHOLDERS OF UNILEVER As far as Unilever is aware, the only holders of more than 3% of, or 3% of voting rights attributable to, Unilever’s ordinary share capital (‘Disclosable Interests’) on 31 December 2024, were Blackrock, Inc. with a shareholding of 8.4%, Vanguard Group Holdings with a shareholding of 5.0% and Wellington Management Group with a shareholding of 3.1%. No Disclosable Interests have been notified to Unilever between 1 January 2025 and 21 February 2025 (being a date not more than one month prior to the date of the Company’s Notice of Annual General Meeting). As far as Unilever is aware, between 1 January 2022 and 21 February 2025, only Vanguard Group Holdings, BlackRock, Inc. and Wellington Management Group have held more than 3% of, or 3% of voting rights attributable to, Unilever’s ordinary shares. ACCOUNTING POLICIES, FINANCIAL INSTRUMENTS AND RISK Details of the Group’s accounting policies, together with post- balance sheet events and details of financial instruments and risk (including the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities, and its exposures to price, credit liquidity and cash flow risk), are provided in notes 1, 16, 18 and 26 on pages 142, 174, 183 and 190 respectively to the Financial Statements. EMPLOYMENT OF DISABLED PEOPLE Disability inclusion is a part of Unilever’s diversity and inclusion agenda. Unilever has a range of employment policies that STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ADDITIONAL INFORMATION Unilever Annual Report and Accounts 2024 79 clearly detail the standards, processes, expectations and responsibilities of its people and the organisation. These policies are designed to ensure that everyone – including those with existing or new disabilities and people of all backgrounds – is dealt with in an inclusive and fair way from the recruiting process and ongoing through their career at Unilever. This includes access to appropriate training, development opportunities or job progression. EMPLOYMENT SHARE PLANS The Company operates a number of employee share plans, details of which are set out in note 4C to the Financial Statements on pages 155 to 156 and in the Directors’ Remuneration Report on pages 95 and 96 and 99 to 108. RELATED PARTY TRANSACTIONS Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in note 23 to the consolidated financial statements (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2024 or in 2025 up to 21 February 2025 (the latest practicable date for inclusion in this report). BRANCH OFFICES Details of branch offices are given on page 210. CORPORATE GOVERNANCE COMPLIANCE We conduct our operations in accordance with internationally accepted principles of good governance and best practice, while ensuring compliance with the corporate governance requirements applicable in the countries in which we operate. Unilever is subject to corporate governance requirements (legislation, codes and/or standards) in the UK and the US, and in this section, we report on our compliance against these. United Kingdom In 2024, Unilever has applied the principles and complied with the provisions of the UK Corporate Governance Code. Further information on how Unilever has applied the five overarching categories of principles can be found on the following pages – (i) Board Leadership: pages 70 to 73 and 76 and 77; (ii) Division of Responsibilities: pages 70 and 71; (iii) Composition, Succession and Evaluation: pages 71 to 73 and 82 and 83; (iv) Audit, Risk and Internal Controls: pages 86 to 89; and (v) Remuneration: pages 95 to 117. The UK Corporate Governance Code is available on the Financial Reporting Council’s (FRC) website. Risk management and control Our approach to risk management and systems of internal control is in line with the recommendations in the FRC’s revised guidance ‘Risk management, internal control and related financial and business reporting’ (the Risk Guidance). It is Unilever’s practice to review acquired companies’ governance procedures and to align them to the Group’s governance procedures as soon as is practicable. Greenhouse gas (GHG) emissions Information on GHG emissions can be found on page 50. Employee involvement and communication Unilever’s UK companies maintain formal processes to inform, consult and involve employees and their representatives. A National Consultative Forum comprising employees and management representatives from key locations meets regularly to discuss issues relating to Unilever sites in the UK. We recognise collective bargaining on a number of sites and engage with employees via the Sourcing Unit Forum, which includes national officer representation from the three recognised trade unions. A European Works Council, embracing employee and management representatives from countries within Europe, has been in existence for several years and provides a forum for discussing issues that extend across national boundaries. Further details on how the Board has engaged with the workforce can be found on page 72. Equal opportunities and diversity Consistent with our Code of Business Principles, Unilever aims to ensure that applications for employment from everyone are given full and fair consideration, and that everyone is given access to training, development and career opportunities. Every effort is made to reskill and support employees who become disabled while working within the Group. United States Unilever is listed on the New York Stock Exchange (NYSE). As such, Unilever must comply with the requirements of US legislation, regulations enacted under US securities laws, and the Listing Standards of the NYSE that are applicable to foreign private issuers, copies of which are available on their websites. We comply with the Listing Standards of the NYSE applicable to foreign private issuers. We are required to disclose any significant ways in which our corporate governance practices differ from those required of US domestic companies listed on the NYSE. Our corporate governance practices are primarily based on the requirements of the UK Listing Rules and the UK Corporate Governance Code but substantially conform to those required of US domestic companies listed on the NYSE. The only significant way in which our corporate governance practices differ from those required of US domestic companies under Section 303A Corporate Governance Standards of the NYSE is that the NYSE rules require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions. The UK Listing Rules require shareholder approval of equity compensation plans only if new or treasury shares are issued for the purpose of satisfying obligations under the plan or if the plan is a long-term incentive plan in which a director may participate. Amendments to plans approved by shareholders generally only require approval if they are to the advantage of the plan participants. All senior executives and senior financial officers have declared their understanding of and compliance with Unilever’s Code of Business Principles and the related Code Policies. No waiver from any provision of the Code of Business Principles (published on our website) or Code Policies was granted in 2024 to any of the persons falling within the scope of the Securities and Exchange Commission (SEC) requirements. Risk management and control Following a review by the Disclosure Committee, Audit Committee and Board, the CEO and the CFO concluded that the design and operation of the Group’s disclosure controls and procedures, including those defined in the US Securities Exchange Act of 1934 – Rule 13a – 15(e), as at 31 December 2024 were effective. Unilever is required by Section 404 of the US Sarbanes-Oxley Act of 2002 to report on the effectiveness of its internal control over financial reporting. This requirement is reported on within the section entitled ‘Management’s Report on Internal Control over Financial Reporting’ on page 221. The Directors’ Report has been approved by the Board, and signed on its behalf by Maria Varsellona, Chief Legal Officer and Group Secretary. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ADDITIONAL INFORMATION 80 Unilever Annual Report and Accounts 2024 I am pleased to present the report of the Nominating and Corporate Governance Committee for the year ended 31 December 2024. At the conclusion of the AGM of the Company, held on 1 May 2024, a number of Non-Executive Directors retired from the Board as they had reached or were approaching the end of their nine-year terms. Nils Andersen, Judith Hartmann, Strive Masiyiwa and Youngme Moon all left their positions as Non-Executive Directors at this time, and our thanks go to them for their service to Unilever. The Committee has looked carefully at the requirements for Non-Executive Directors and a further Non-Executive Director, Judith McKenna, with extensive retail experience in Walmart and Asda, joined the Board on 1 March 2024. Judith’s appointment was confirmed by shareholders at the 2024 AGM. As mentioned in my Chair’s statement: ■ Hein Schumacher stepped down as Chief Executive Officer and as a Board Director on 1 March 2025 and will leave the Company on 31 May 2025; ■ Fernando Fernandez was appointed Chief Executive Officer with effect from 1 March 2025; ■ Benoît Potier joined the Board on 1 January 2025; ■ Zoe Yujnovich joined the Board on 1 March 2025; and ■ a thorough internal and external search process is being initiated to appoint a permanent CFO. With effect from 1 March 2025, Srinivas Phatak, previously Unilever’s Deputy CFO and Group Controller, became Acting CFO. Andrea Jung, Non-Executive Director, has decided not to stand for re-election at the 2025 AGM. The Committee considers that the Board’s current size, with the additional Board members appointed in 2025, and its collective experience are effective for the running of the Company. The Committee will maintain the size and experience of the Board under review on a continuous basis. The Committee has also been involved in the consideration of candidates for positions on the Unilever Leadership Executive (ULE) during the year. In January, Esi Eggleston Bracey joined as Chief Growth and Marketing Officer, Priya Nair joined as Business Group President, Beauty & Wellbeing and Eduardo Campanella was appointed Business Group President, Home Care. In addition, Heiko Schipper joined as Business Group President, Foods in May and Mairéad Nayager joined as Chief People Officer in June. Further appointments have subsequently been made with effect from 1 January 2025, with Reginaldo Ecclissato, an existing ULE member, taking on the role of President, 1 Unilever Markets, and Willem Uijen joining as Chief Supply Chain Officer. The Board welcomes and supports these new members of the ULE in their roles and as a key part of our Growth Action Plan 2030. The background details of all ULE members can be found on pages 68 and 69. Diversity and inclusion is key for the long-term success of Unilever in the global marketplace in which we operate. As at 31 December 2024, the Board was 44% female and the Unilever Leadership Executive was 31% female with 62% ethnic minority participation. The Committee reviewed the Workforce Engagement Policy and further details are included in the Report. The Committee also continued to review and approve the nature of the workforce engagement activities that the Board undertook in the year, and details of these are set out on page 72. In 2025, the Committee will remain focused on supporting the ULE in its implementation of the Growth Action Plan 2030. The Committee will also continue to review the long-term succession plans for the Board and the ULE. I would like to thank the members of the Committee for their commitment and contribution throughout the year. Ian Meakins Chair of the Nominating and Corporate Governance Committee STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Report of the Nominating and Corporate Governance Committee Unilever Annual Report and Accounts 2024 81 The Committee was engaged in three Non-Executive Director appointments and supporting the GAP 2030 through appointments to the Unilever Leadership Executive. Ian Meakins Chair

COMMITTEE MEMBERS AND ATTENDANCE Attendance Ian Meakins Chair 4/4 Nils Andersen 2/2 Judith Hartmann 2/2 Adrian Hennah (member from 1 May 2024) 2/2 Andrea Jung 4/4 The Chair of the Board, Ian Meakins, chairs the Nominating and Corporate Governance Committee. Adrian Hennah and Andrea Jung are independent Non-Executive Directors and members of the Committee. The Chief Legal Officer and Group Secretary is secretary to the Committee. Other attendees, including the CEO, the Chief People Officer and the Deputy Secretary, attend the meetings when invited to do so. There were four meetings of the Committee in 2024, and the table above shows attendance at meetings of the Committee in the year. Nils Andersen and Judith Hartmann stepped down from the Committee in May 2024. Given the changes in the Committee membership this year, attendance is expressed as the number of meetings attended out of the total number each Director was eligible to attend during their respective tenure on the Committee. ROLE OF THE COMMITTEE The Nominating and Corporate Governance Committee is primarily responsible for: ■ periodically assessing the structure, size and composition of the Board; ■ evaluating the balance of skills, experience, independence, diversity and knowledge of the Board; ■ ongoing succession planning (including the development of a diverse pipeline for succession); ■ drawing up selection criteria and appointment procedures for Directors; ■ reviewing the feedback in respect of the role and functioning of the Board Committees arising from Board and Board Committee evaluations; ■ periodically reviewing and assessing Unilever’s practices and procedures in relation to workforce engagement; and ■ considering current and developing corporate governance matters, which it brings to the attention of the Board where deemed necessary. The Committee’s terms of reference are set out in the Governance of Unilever, which can be found on the Company’s website. ACTIVITIES OF THE COMMITTEE During the year, the Committee: ■ recommended the election and re-election of Directors at the 2024 AGM, following a review of their performance and, where relevant, their independence; ■ reviewed the composition of the Board and its Committees, taking into account the experience, skills, knowledge, diversity and attributes of the Directors and the length of tenure of the Non-Executive Directors resulting in changes to the Committee memberships; ■ appointed Egon Zehnder to support the Committee in the search for new Non-Executive Directors, culminating in the appointments of Judith McKenna and Benoît Potier. Egon Zehnder is an independent search firm that has undertaken several non-executive searches for Unilever. Egon Zehnder does not have any connection to the Directors or Unilever except for normal course recruitment processes; ■ kept under review best practice guidelines and preferences of certain institutional investors in relation to overboarding to ensure continued compliance; ■ reviewed the ULE succession plan and talent pipeline; ■ conducted an annual review of the diversity policy applicable to the Board; ■ conducted a review of workforce engagement activities in the year and the plan for the following year, the terms of reference for the Committee and the annual work plan for the Committee; ■ considered the process and timetable for the Board evaluation and maintained oversight of the process (see page 72 for further information); ■ received updates on current and emerging corporate governance legislation, regulation and best practice guidelines including in relation to directors’ duties; and ■ considered the Committee’s draft report for inclusion in the 2023 Annual Report and Accounts. APPOINTMENT AND REAPPOINTMENT OF DIRECTORS TO THE BOARD All Directors (unless they are retiring) are nominated by the Board for election or re-election at the AGM each year on the recommendation of the Committee. The Committee takes into consideration the outcomes of the Chair’s discussions with each Director on individual performance and the evaluation of the Board and its Committees. Non-Executive Directors normally serve for a period of up to nine years. Fernando Fernandez was appointed as Chief Financial Officer and a director of the Company with effect from 1 January 2024 and was therefore put forward for election by shareholders as a director for the first time at the 2024 AGM. Nils Andersen, Judith Hartmann, Strive Masiyiwa and Youngme Moon all stood down as Non-Executive Directors on 1 May 2024. The Board appointed Judith McKenna as an independent Non-Executive Director on 1 March 2024. She was therefore put forward for election by shareholders for the first time at the 2024 AGM. The Committee proposed the election or re-election of all Directors, other than those retiring, at the 2024 AGM. All the Directors proposed were appointed by shareholders by a simple majority vote at the 2024 AGM. The Committee reviews the composition of the Board Committees. The Committee recommended in May 2024 that Adrian Hennah be appointed a member of the Nominating and Corporate Governance Committee, that Judith McKenna be appointed a member of the Compensation Committee and the Corporate Responsibility Committee, and that Ruby Lu be appointed a member of the Corporate Responsibility Committee. In July 2024, Unilever announced the appointment of Benoît Potier as a Non-Executive Director with effect from 1 January 2025. Benoît has joined the Audit Committee and the Corporate Responsibility Committee, and will be put forward for election by shareholders for the first time at the AGM in 2025. In February 2025, Unilever announced the appointment of Zoe Yujnovich as a Non-Executive Director with effect from 1 March 2025. Zoe has joined the Nominating and Corporate Governance Committee and the Corporate Responsibility Committee, and will be put forward for election by shareholders for the first time at the AGM in 2025. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REPORT OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE 82 Unilever Annual Report and Accounts 2024 In February 2025, we also announced that, with effect from 1 March 2025, Hein Schumacher would step down as CEO and as a director and would leave the Company on 31 May 2025. Fernando Fernandez was appointed CEO with effect from 1 March 2025. OVERBOARDING As part of the annual evaluation process for each Director, full consideration was given to the number of external positions held to ensure that the time commitment required did not compromise the Director’s commitment to Unilever. The Committee took into account the views of various investor bodies and certain institutional investors to anticipate any perception of overboarding. The Committee did not identify any instances of overboarding and concluded that all individual Directors had sufficient time to commit to their appointment as a Director of Unilever. The full list of external appointments held by our Directors can be found in their biographies on pages 66 and 67. BOARD DIVERSITY POLICY Unilever has long understood the importance of diversity and inclusion within our workforce. This commitment forms part of Unilever’s Code of Business Principles and is embedded in the way we do business and conduct ourselves at all levels in the organisation. Unilever’s Growth Action Plan 2030 focuses on having the best talent and most engaged employees through a diverse workforce and inclusive leadership. Please see Our People & Culture section on pages 34 and 35 for more information. Unilever’s Board Diversity policy, which is reviewed by the Committee each year, is available on the Company’s website. The objective of the policy is to provide guidance that the composition and quality of the Board should be in keeping with the size and geographical spread of Unilever, its portfolio, culture and status as a listed company. The Board Diversity Policy is taken into account when making appointments to the Board and its committees and developing a succession plan by assessing candidates on merit, considering their wide-ranging experience, backgrounds, skills, knowledge and insight, with a continuing emphasis on diversity, including but not limited to factors outlined in applicable regulations, guidance, and industry and government best practices. Appointments to the ULE are conducted in accordance with our Code of Business Principles. The Board supports the recommendations of the FTSE Women Leaders Review on gender diversity and the Parker Review on ethnic diversity. Specifically: ■ As at 31 December 2024, we continue to have a female Senior Independent Director and we have 44% female Board members (including Executive Directors). 36% of the Unilever Leadership Executive are female (excluding Executive Directors), which is an increase from 11% at 2023 year-end. There is also a promising pipeline of talent, with 40% of Senior Management (direct reports to the Unilever Leadership Executive) being female as at 31 October 2024. ■ We have 33% ethnic minority Board membership as at 31 December 2024 (including Executive Directors), exceeding the Parker Review recommendation of one ethnic minority Board member. Our ethnic minority membership of the ULE stands at 66% (excluding Executive Directors). ■ In 2024, the Parker Review updated its approach to cover Senior Management working in the UK only (rather than globally). Therefore, Unilever was able to review ethnicity data disclosed voluntarily by employees on the HR information system, which showed that 24% of Senior Management are minority ethnic, 52% white and 24% undisclosed. Under the revised scope of the Parker Review, we set an ethnic minority target of 28% for Senior Management working in the UK by 31 December 2027. This is based on our available baseline and pipeline data, 2021 UK census statistics, the global nature of Unilever’s business, business restructuring and benchmarking. We will keep this under review and disclose progress against, and any revision of, the target in future annual reports. ■ Please also refer to the information on gender reporting on page 50. WORKFORCE ENGAGEMENT POLICY The Committee reviewed the Workforce Engagement Policy and the number of workforce engagements was reduced from six to four per year. The remaining elements of the policy were unchanged. SUCCESSION PLANNING Board The Committee reviews the adequacy and effectiveness of succession planning processes, and the Board reviews the succession plan in conjunction with the Committee. The succession plan is based on merit and objective criteria. The Board should comprise a majority of Non-Executive Directors who are independent of Unilever, free from any conflicts of interest and able to allocate sufficient time to carry out their responsibilities effectively. With respect to composition and capabilities, the Board should be in keeping with the size of Unilever, its strategy, portfolio, consumer base, culture, geographical spread and its status as a listed company. The Board should also have sufficient understanding of the markets and business where Unilever is active in order to understand any relevant key trends and developments. The Board believes that a diverse Board with a range of views enhances decision-making, which is beneficial to Unilever’s long-term success and is in the interests of its stakeholders. As can be seen in the biographies on pages 66 and 67, and the tables on page 84, the Board meets this profile. ULE In conjunction with the Committee, the Board reviews the succession plan for the ULE. In line with the Board succession plan approach, the succession plan for the ULE is also based on merit and objective criteria. Developing an internal talent pipeline for leadership roles is critical for Unilever. The succession plan identifies potential successors who are considered able to fulfil the roles in the short term and those in the longer term. Development initiatives for senior executives are put in place and usually include executive mentoring and coaching. Senior managers and executives are encouraged to take on a non-executive directorship role as part of their personal development. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REPORT OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE Unilever Annual Report and Accounts 2024 83 Skills and experience matrix Fernando Fernandez Adrian Hennah Andrea Jung Susan Kilsby Ruby Lu Judith McKenna Ian Meakins Nelson Peltz Benoît Potier Zoe Yujnovich Business growth and leadership of large global corporations ■ ■ ■ ■ ■ ■ ■ ■ ■ ■ Strategy, corporate transactions and transformation ■ ■ ■ ■ ■ ■ ■ ■ ■ ■ International experience (including emerging markets) ■ ■ ■ ■ ■ ■ ■ ■ ■ ■ Financial expertise ■ ■ ■ ■ ■ ■ ■ ■ ■ FMCG and consumer insights ■ ■ ■ ■ ■ ■ ■ Technology, digital and innovation ■ ■ ■ ■ Marketing and sales channels ■ ■ ■ ■ Risk management and operational excellence (including sustainability and community) ■ ■ ■ ■ ■ ■ ■ ■ ■ ■ Society, politics and geopolitics ■ ■ ■ ■ ■ ■ ■ Science and innovation ■ ■ ■ ■ ■ ■ People, culture and reward ■ ■ ■ ■ ■ ■ ■ ■ ■ Corporate governance ■ ■ ■ ■ ■ ■ ■ ■ ■ ■ In compliance with the FCA Listing Rules, the tables below show that as at 31 December 2024, we have 44% female Board members (including Executive Directors) against the target of 40%. The position of Senior Independent Director is held by a female, and at least one Board member is from a minority ethnic background. There is a 13-member ULE, including Executive Directors, of which four (31%) are women. We collect both gender and ethnicity data directly from Board and ULE members annually on a self-identifying basis in a questionnaire. This data is used for statistical reporting purposes and provided with consent. Board members are asked to identify their gender and ethnicity based on the categories set out in the tables below. Gender representation on the Board and ULE as at 31 December 2024 Number of Board members Percentage of the Board Board (CEO, CFO, SID and Chair) Number of ULE members Percentage of the ULE Men 5 56 3 9 69 Women 4 44 1 4 31 Other – – – – – Not specified/prefer not to say – – – – – Ethnicity representation on the Board and ULE as at 31 December 2024 Number of Board members Percentage of the Board Board (CEO, CFO, SID and Chair) Number of ULE members Percentage of the ULE White British or other White (including minority-white groups) 6 67 2 5 38 Mixed/Multiple Ethnic Groups – – – 2 15 Asian/Asian British 2 22 1 2 15 Black/African/Caribbean/Black British – – – 1 9 Other ethnic group, including Arab 1 11 1 3 23 Not specified/prefer not to say – – – – – STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REPORT OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE 84 Unilever Annual Report and Accounts 2024 Board tenure as at 31 December 2024 Board independence as at 31 December 2024 The Non-Executive Directors (including the Chair) comprised 78% of the Board of Directors as at 31 December 2024. COMMITTEE EVALUATION A self-assessment was carried out, overseen by the Chief Legal Officer and Group Secretary, involving the completion of a questionnaire that was reviewed by the Chairs of the Committees. The Committee considered the questionnaires, and the Board agreed with the Committee’s proposal for the Board and Committee evaluation in 2024. The Board and each of the Committees considered their respective feedback in November 2024. The work of the Committee had been strongly focused on succession planning for the Board. The Committee concluded that it had effective decision-making and strong connectivity to the Board in relation to the matters that it considered. The evaluation confirmed that the Committee should place additional focus on its wider remit, including around people and talent, and the agendas and materials provided to the Committee in 2025 should reflect this. Ian Meakins Chair of the Nominating and Corporate Governance Committee Adrian Hennah Andrea Jung STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REPORT OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE Unilever Annual Report and Accounts 2024 85 0 1 2 3 4 5 6 7 8 9 10 Fernando Fernandez Adrian Hennah Andrea Jung Susan Kilsby Ruby Lu Judith McKenna Ian Meakins Nelson Peltz Hein Schumacher 1 2 6 Chair Non-independent Executive Directors Independent Non-Executive Directors

On behalf of the Audit Committee, I am pleased to present the Committee’s report for the year ended 31 December 2024. In 2024, the Committee consisted of three members: Susan Kilsby, Ruby Lu and myself as the Committee Chair. The Committee believes it has carried out its duties effectively throughout the year and to a high standard, providing independent oversight. It has had good support from management, the internal audit team and the external auditors. This year marked a year of transformation for the company, with a full year of the Growth Action Plan and the Ice Cream business separation. While these have been very much in the mind of the Committee, our primary focus has been to maintain the integrity of Unilever’s financial and non-financial reporting, to ensure the adequacy of its internal controls, and to oversee the management of the company’s principal and emerging risks, including its approach to risk appetite and risk mitigation. This year, we continued to focus on topics that are subject to current regulatory change, including sustainability reporting, particularly in relation to the European Sustainability Reporting Standards (ESRS), as well as Corporate Governance Reform and Data Privacy. The Committee also allocated considerable time to other risk management topics, including cyber security and supply chain resilience. We also met with management to discuss emerging developments in international taxation, pensions and treasury. Early in 2024, we extended the scope of our external auditors, KPMG, by including assurance work with regard to sustainability reporting in their remit. I am pleased to report that we have progressed well in our compliance and reporting of the same. The Sustainability Statement is on pages 223 to 299. In addition to the formal meetings this year, the Committee members continued engaging with the business through a number of market visits including trips to China, the UK and South Africa during the year. 2025 will see the appointment of a new Chief Financial Officer and the Audit Committee will be actively involved in its selection. As part of the standard five-year rotation for external audit partners as required by UK regulation, the Committee will oversee the selection of a new lead KPMG audit partner in 2025. This new partner is expected to bring a fresh perspective and expertise to our audit processes from the 2026 financial year. Adrian Hennah Chair of the Audit Committee STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Report of the Audit Committee 86 Unilever Annual Report and Accounts 2024 We focused this year on sustainability reporting, cyber security, data privacy and supply chain resilience, in addition to our reporting and control responsibilities. Adrian Hennah Chair of the Audit Committee COMMITTEE MEMBERSHIP AND ATTENDANCE Attendance Adrian Hennah Chair 9/9 Susan Kilsby 9/9 Ruby Lu 9/9 The Audit Committee is comprised only of independent Non- Executive Directors with a minimum requirement of three such members. The Audit Committee was chaired by Adrian Hennah. The other Committee members are Susan Kilsby and Ruby Lu. The Board is satisfied that the members of the Audit Committee are competent in financial matters and have recent and relevant experience. For the purposes of the US Sarbanes-Oxley Act of 2002, Adrian Hennah is the Audit Committee’s financial expert. Other attendees at Committee meetings included the Chief Financial Officer (CFO), Chief Auditor, Deputy CFO and Controller, Chief Legal Officer and Group Secretary, General Counsel Corporate and Deputy Group Secretary, EVP Sustainable Business Performance and Reporting, and the external auditors. Throughout the year, the Committee members met periodically without others present and also held separate private sessions with the CFO, Chief Auditor and the external auditors, to discuss issues in greater detail. There were nine scheduled Committee meetings during the year. Attendance at the scheduled meetings is shown above. CODE OF BUSINESS PRINCIPLES All actions by Executive Directors, Non-Executive Directors or any Unilever staff are guided to comply with the set of policies of the Code of Business Principles. This includes, in accordance with the US Sarbanes-Oxley Act of 2002 and the SEC requirements, the relevant provisions in relation to a code of ethics for Senior Financial Officers. No waivers have been requested or granted for this. ROLE OF THE COMMITTEE The role and responsibilities of the Audit Committee are set out in written terms of reference, which the Committee reviews annually, considering relevant legislation and recommended good practices. The terms of reference are contained within ‘The Governance of Unilever’, which is available on our website. The Committee’s responsibilities include, but are not limited to, the following matters: ■ oversight of the integrity of Unilever’s financial statements; ■ review of Unilever’s half-yearly and annual financial statements (including clarity and completeness of disclosure) and the trading statements for quarter 1 and quarter 3; ■ review of Unilever’s non-financial statements and Sustainability Statement; ■ oversight of risk management and internal control arrangements; ■ oversight of compliance with legal and regulatory requirements; ■ oversight of the external auditors’ performance, objectivity, qualifications and independence; ■ the approval process of non-audit services; ■ recommendation to the Board of the nomination of the external auditors for shareholder approval, and approval of their fees, as referred to in note 25 on page 190; and ■ performance of the internal audit function. All relevant matters arising are brought to the attention of the Board. Committee Reviews To help the Committee meet its oversight responsibilities, focused knowledge sessions are organised throughout the year, with examples in 2024 including Sustainability Reporting, our Financial Controls Automation project and the Ice Cream separation. In addition, Committee members visited businesses in China, the UK and South Africa, which provided them with insight into local market challenges and risk and control management. The Committee also received presentations from management and had discussions on the business’s risk management activities, the preparation of the financial statements, the overall control environment, and the operation of the financial reporting controls. Special focus has been given to: ■ Cyber security: The Committee was provided with regular updates on the Cyber Security Programme, which was assessed and challenged by the Committee against the National Institute of Standards and Technology (NIST) framework. Any cyber security operational incidents and threats were highlighted and discussed. For further details, please refer to the description of our cyber security governance and processes on page 217. ■ Data privacy: Management provided an update on the global privacy landscape, key enterprise privacy risks and the evolution of Unilever’s global privacy programme. The Committee discussed the deployment of generative AI tools across the organisation and noted the importance of striking a balance between ensuring the protection of confidential information and quicker deployment of these tools. ■ Supply chain resilience: Management provided an update on the risks associated with the supply of materials and finished goods within their global extended value chain, with special focus on locations with supplier concentrations. The Committee reviewed potential disruptions of key supplies and the mitigation plans established by management. In addition, the Committee discussed the control environment of acquired businesses such as Liquid I.V. and Nutrafol, which are not integrated into the main legacy ERP systems, as well as the work done in tax, treasury and pension matters. REPORTING AND FINANCIAL STATEMENTS The Committee reviewed, prior to publication, the quarterly financial press releases together with the associated internal quarterly reports from the Chief Financial Officer and the Disclosure Committee and, with respect to the full-year results, the external auditor’s report. It also reviewed the Annual Report and Accounts and the Annual Report on Form 20-F 2024. These reviews incorporated the accounting policies, significant judgements and estimates underpinning the financial statements as disclosed within note 1 on page 142. Particular attention was paid to the following significant matters in relation to the financial statements: ■ Environmental, Social and Governance (ESG)/Sustainability Reporting: The Committee discussed and challenged the governance and approval processes concerning sustainability assurance and subsequently reviewed and approved KPMG’s Sustainability Assurance Strategy and Plan for 2024. ■ The new UK Corporate Governance Code was published on 22 January 2024 and introduced a limited set of changes. The most notable change, relating to audit, risks and controls, is the material controls declaration, which will be required for reporting years commencing 1 January 2026. Unilever will STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REPORT OF THE AUDIT COMMITTEE Unilever Annual Report and Accounts 2024 87 adopt these changes for the 2026 financial year when they come into formal effect. The Committee will review the approach for meeting the requirements with the Board during 2025. ■ The presentation of non-underlying items. The Committee took into account management’s responses to its review, the observations made by the external auditor, and the communication received from the SEC. ■ Indirect tax provisions and contingent liabilities related to Brazil, refer to notes 19 and 20 on pages 185 and 186. The Committee agreed that the tax provisions and judgements around the likelihood, as well as the disclosures, are appropriate in the Annual Report and Accounts 2024. ■ Functional currency change of Unilever PLC: The Group’s ultimate parent company has now completed the change of its functional currency from GBP to EUR, effective from 1 January 2024. The Committee provided oversight of the change and reviewed the plans ahead of its implementation. ■ Revenue recognition: The Committee reviewed the adequacy of the policy around the cut-off and appropriateness of discounts accruals. For each of the above areas, the Committee considered the key facts and judgements outlined by management. Members of management attended the section of the Committee meeting where their item was discussed to answer any questions or challenges posed by the Committee. The Committee’s feedback has been incorporated into the final approach. The matters were also discussed with the external auditors and further information can be found on pages 121 to 137. The Committee specifically discussed with the external auditor how management’s judgement and assertions were challenged and how professional scepticism was demonstrated during their audit of these areas; this included the disclosures for each matter noted above. The Committee is satisfied that the relevant accounting policies are in place in relation to these significant matters and that management has correctly applied these policies. In addition to the matters noted above, our external auditors, as required by auditing standards, also consider the risk of management override of controls. Nothing has come to our attention or their attention to suggest any material misstatement with respect to suspected or actual fraud relating to management override of controls. At the request of the Board, the Committee undertook to: ■ review the appropriateness of adopting the going concern basis of accounting in preparing the annual and half-yearly financial statements; ■ assess whether the business was viable in accordance with the requirement of the UK Corporate Governance Code. The assessment included a review of the principal and emerging risks facing Unilever, their potential impact, and how they were being managed, together with a discussion as to the appropriate period for the assessment. The Committee recommended to the Board that there is a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period (consistent with the period of the strategic plan for Unilever PLC) of the assessment; and ■ consider whether the Unilever Annual Report and Accounts 2024 was fair, balanced and understandable, and whether it provided the necessary information for shareholders to assess the Group’s year-end position and performance, business model and strategy. To make this assessment, the Committee received copies of the Annual Report and financial statements to review during the drafting process to ensure that the key messages were aligned with the Company’s position, performance and strategy. The Committee also reviewed the processes and controls that are the basis for its preparation. The Committee was satisfied that, taken as a whole, the Unilever Annual Report and Accounts 2024 is fair, balanced and understandable. Regulator Correspondence During the year, the US SEC reviewed the Unilever Annual Report on Form 20-F 2023, and the UK Financial Reporting Council (FRC) reviewed the company’s annual report and accounts for the year ended 31 December 2023 in accordance with the FRC’s Operating Procedures for Corporate Reporting Review. The SEC had three comments relating to the presentation of non-GAAP measures, including the prominence of their disclosure, expanding the definition of non-underlying items, and including the GAAP equivalent measure for our return on invested capital, return on assets and cash conversion measures alongside the non-GAAP equivalent. Unilever responded to these queries and the Committee reviewed the response letters. No changes to the past disclosures were needed in respect of the Unilever Annual Report on Form 20-F 2023 but the Company will amend its disclosures as appropriate in this (current) and future filings. The FRC did not have any questions that required a response but made a few observations. We have taken these observations into consideration in determining this year’s disclosures. SUSTAINABILITY The Corporate Sustainability Reporting Directive (CSRD) and the ESRS require companies operating in the European Union to report on their sustainability performance and engage limited assurance work from an external auditor. The CSRD sets out the requirements, while the ESRS provides the detailed standards for reporting on a range of environmental, social and governance matters. For the financial year ended 31 December 2024, Unilever PLC is newly required to comply with the ESRS because of our presence in European markets. The Committee reviewed the double materiality assessment (DMA), including the process and output, and was satisfied it reflected Unilever’s material impacts, risks and opportunities relating to sustainability matters. The Committee also reviewed the non-financial disclosures, which encompass disclosures under the ESRS, in this Annual Report and Accounts. During 2024, the Committee approved the KPMG Sustainability Assurance Strategy and Plan for 2024 and reviewed the limited assurance work performed by them on the Sustainability Statement. In future years, there will be further mandatory non-financial reporting standards applicable to the Group, including further development of ESRS sector-specific standards and the expected implementation of international sustainability standards by the International Sustainability Standards Board (ISSB) into legal reporting requirements by countries in which Unilever operates (including the UK). Currently, the ISSB has issued two sustainability reporting standards. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REPORT OF THE AUDIT COMMITTEE 88 Unilever Annual Report and Accounts 2024 RISK MANAGEMENT & INTERNAL CONTROLS (ASSURANCE) The Committee reviewed Unilever’s overall approach to risk management, risk appetite and control, and its processes, outcomes and disclosure. The assessment was undertaken through a review of: ■ the yearly report detailing the risk identification and assessment process, together with any emerging risks identified by management; ■ reports from senior management on risk areas for which the Committee had oversight responsibility: treasury, tax and pensions, information security, data privacy, legal and regulatory compliance supply chain, and the project management of business transformation; ■ the proposed risk areas identified by the management team; ■ the Quarterly Risk and Control Status Reports, including Code of Business Principles cases relating to frauds and financial crimes; ■ a summary of control deficiencies identified through controls testing activities together with action plans to address underlying causes; ■ management’s improvements to reporting through further automation and centralisation; and ■ the annual financial plan and Unilever’s dividend policy and dividend proposals. The Committee reviewed the application of the requirements under Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting. In fulfilling its oversight responsibilities in relation to risk management and internal controls, the Committee met regularly with senior members of management and is satisfied with the key judgements taken. The Committee has completed its review for 2024 on both risk management and internal controls, and was satisfied that the process had worked effectively. Where specific areas for improvement were identified, there was adequate mitigation or alternative controls in place, and processes were under way to ensure sustainable improvements. An area of focus has been ensuring that the controls impacted by the transformation programmes are appropriately designed and implemented effectively. Through its review, the Committee also ensured that appropriate procedures are in place for detecting and preventing fraud. INTERNAL AUDIT The Committee reviewed internal audit’s plan, which focuses on Unilever’s risk areas, including sustainability, cyber security, data privacy, financial control processes, product safety and supply chain resilience. The Committee ensured the necessary resources were in place to perform the audits effectively. The usage of data and analytics continues to enable the internal audit team to deliver their audits efficiently and with sufficient coverage. In 2024, the internal audit team introduced value assessments to their programme on a pilot basis, which aim to detect cultural misalignments in tested subsidiaries. The Committee reviewed quarterly and year-end summary reports, including the results of audit activities and the completion status of agreed actions. During the year, the Chief Auditor and his team undertook business visits in person, in particular in a number of the Group’s critical markets. Most audits have been conducted as hybrids (a combination of virtual and physical). Every five years, the Committee engages an independent third party to perform an effectiveness review of the function. This was last completed in 2022 and is planned for 2026. In 2024, the Committee evaluated the performance of the internal audit function through a questionnaire. The feedback was reviewed and the Committee was satisfied with the effectiveness of the internal audit function. During the year, the Committee also met independently with the Chief Auditor and discussed the results of the audits performed and any additional insights obtained from the Chief Auditor. AUDIT OF THE ANNUAL ACCOUNTS KPMG, Unilever’s external auditors and an independent registered public accounting firm, reported in depth to the Committee on the scope and outcome of the annual audit, including their audit of internal controls over financial reporting as required by Section 404 of the US Sarbanes-Oxley Act of 2002. Their reports included audit and accounting matters, governance and control, and accounting developments. Additionally, KPMG provided assurance on Unilever’s compliance with the Corporate Sustainability Reporting Directive (CSRD), ensuring that the sustainability information disclosed is accurate and reliable. The Committee held independent meetings with the external auditors during the year and reviewed, agreed, discussed and challenged their audit plan, including the materiality applied, and the scope and assessment of the financial reporting risk profile of the Group. The Committee discussed the views and conclusions of KPMG regarding management’s treatment of significant transactions and areas of judgement during the year. The Committee considered these and is satisfied with the treatment in the financial statements. EXTERNAL AUDITORS KPMG has been the Group’s auditors since 2014 and shareholders approved their reappointment as the Group’s external auditors at the 2024 AGM. The Committee confirms that the Group is in compliance with The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which requires Unilever to tender the audit every ten years. The last tender for the audit of the Annual Report and Accounts was performed in 2022, during which the decision to reappoint KPMG was unanimously recommended by the Committee and approved by the Board of Unilever PLC. At present, we are satisfied with the effectiveness of our current auditors and, therefore, have no plans to re-tender the external auditor appointment for an earlier period. This position is re-evaluated each year. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REPORT OF THE AUDIT COMMITTEE Unilever Annual Report and Accounts 2024 89

Both Unilever and KPMG have safeguards in place to avoid the possibility that the external auditors’ objectivity and independence could be compromised, such as audit partner rotation and the restriction on non-audit services that the external auditors can perform as described below. KPMG has issued a formal letter to the Committee outlining the general procedures to safeguard independence and objectivity, disclosing the relationship with the Company, and confirming their audit independence. Each year, the Committee assesses the effectiveness of the external audit process, which includes discussing feedback from the members of the Committee and stakeholders at all levels across Unilever. Interviews are also held with key senior management within Unilever and KPMG. In 2024, Unilever has engaged KPMG for limited assurance of the Sustainability Statement, which is prepared in accordance with European Sustainability Reporting Standards (ESRS), after the Corporate Sustainability Reporting Directive (CSRD) entered into force. The Committee also reviewed the statutory audit, other audit and non-audit services provided by KPMG and compliance with Unilever’s documented approach, which prescribes in detail the types of engagements, listed below, for which the external auditors can be used: ■ statutory audit services, including audit of subsidiaries; ■ other audit services – audits that are not required by law or regulation; and ■ non-audit services – work that our external auditors are best placed to undertake, which may include: ■ services required by law or regulation to be performed by the audit firm; and ■ services where knowledge obtained during the audit is relevant to the service, such as bond issue comfort letters. Unilever has for many years maintained a policy that prescribes in detail the types of engagements for which the external auditors can be used, with all other engagements being prohibited. The policy is aligned with both UK and SEC regulations and is updated in line with these regulations. Audit Fees All non-audit services are pre-approved by the Audit Committee in line with the non-audit service policy. The Committee further reviews all non-audit services on a quarterly basis to ensure the scope of service aligns with the list of pre- approved services included in the policy and that the fees are deemed appropriate, as authorised by Group management in line with the table of authorities. These authorities are reviewed regularly and updated as necessary. The Company has taken appropriate steps to ensure that KPMG LLP is independent of the Company and has obtained written confirmation that it complies with guidelines on independence issued by the relevant accountancy and auditing bodies. Although, during the year, the Company engaged KPMG LLP for certain audit-related, non-audit services, the Committee concluded that KPMG LLP remains independent to provide objectivity in the conduct of the current audit. Use of auditors for non-audit work The Committee recognises that the use of audit firms for non- audit services can potentially give rise to conflicts of interest. The Group has a formal policy regarding its use of audit firms for non-audit services. The Committee, in addition to being responsible for the oversight of our auditor on behalf of the Board, also has the responsibility for monitoring how the policy is implemented. In 2024, the level of non-audit fees is around 52% of the annual statutory audit fees. The increase (FY23: <8%) is primarily driven by the appointment of KPMG LLP for the CSRD assurance reporting non-audit service and the preparation of the reporting accountant’s reports on historical financial information. The Committee concluded that the appointment of KPMG LLP to undertake such non-audit services would not compromise audit quality or threaten auditor independence, prior to approving such appointments. The Committee noted that the appointment of an auditor to perform these services is in accordance with standard practice. KPMG also sought and received approval from the UK FRC to be engaged for these services because it is likely that for FY25, the non-audit fees subject to the FRC fee cap requirements, exceed 70% of the average statutory audit fee for the previous three years. The Committee is satisfied that the overall levels of audit-related and non-audit fees, and the nature of services provided, are such that they will not compromise the objectivity and independence of our auditor. Further details are given in note 25 to the financial statements on page 190. EVALUATION OF THE COMMITTEE The Committee carried out an assessment of its effectiveness and performance in the year. The process was overseen by the Chief Legal Officer & Group Secretary. The Committee considered the output from that process at its meeting in November 2024. Feedback was also provided to the Board as part of its evaluation of the overall effectiveness of the Board. The Committee concluded that it is performing effectively and will remain focused on internal control and external reporting. The area of evolving ESG reporting requirements will continue to receive attention by the Committee. Adrian Hennah Chair of the Audit Committee Susan Kilsby Ruby Lu STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REPORT OF THE AUDIT COMMITTEE 90 Unilever Annual Report and Accounts 2024 On behalf of the Corporate Responsibility Committee, I am pleased to present our report for 2024. This year marked significant changes for the Committee. We worked closely with Unilever management and the Board to shape the Committee’s role in providing governance and oversight on key areas of corporate responsibility, focusing on overall reputational issues and risk management, including litigation, sustainability, business integrity, health, safety and wellbeing. Consistent with our commitment to socially and environmentally responsible corporate behaviour, we also discussed in detail human rights and geopolitics, ensuring the business has robust processes in place to address any resulting risks and opportunities. Unilever has long been a leader in sustainable business. This year, the business relaunched its sustainability strategy, focusing on climate, nature, plastics and livelihoods, areas where Unilever can have the greatest impact. We are now focusing on fewer priorities where we have the biggest opportunity to drive impact at scale. The Committee will be closely monitoring progress and supporting the Unilever leadership in delivering the sustainability strategy and targets. This year, the Committee endorsed the Climate Transition Action Plan (CTAP), which includes an ambitious Scope 3 emissions reduction target set for 2030. This plan was approved at the AGM by 97.5% of those voting. In May 2024, I assumed the role of Chair, following the retirement of Strive Masiyiwa (Chair) and Youngme Moon. I was also joined at that time by new members Ruby Lu and Judith McKenna. On behalf of the Committee, I would like to thank Strive and Youngme for their diligent leadership, which has ensured that the Committee is well equipped to oversee Unilever’s conduct as a responsible global business. I would also like to thank Unilever’s management for its leadership on the issues addressed by the Committee. We enter the new year with strengthened governance practices and clear business and sustainability priorities, as set forth in the Growth Action Plan 2030, ensuring that Unilever is well positioned to address its most material issues and to navigate external challenges. I look forward to further constructive engagements with my fellow Committee members and management and to welcoming new directors Benoît Potier and Zoe Yujnovich to the Committee in 2025. Susan Kilsby Chair of the Corporate Responsibility Committee STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Report of the Corporate Responsibility Committee Unilever Annual Report and Accounts 2024 91 In addition to our reporting and control responsibilities, we focused this year on key areas of corporate and reputational risk management including litigation, sustainability, business integrity, health, safety and wellbeing. Susan Kilsby Chair of the Corporate Responsibility Committee COMMITTEE MEMBERS AND ATTENDANCE Attendance Strive Masiyiwa Former Chair 1/1 Youngme Moon 1/1 Susan Kilsby Chair 3/3 Ruby Lu 3/3 Judith McKenna 3/3 This table shows the membership of the Committee together with their attendance. If Directors are unable to attend a meeting, they have the opportunity to discuss any agenda items beforehand with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended. The Corporate Responsibility Committee comprises three Non-Executive Directors: Susan Kilsby (Chair), Ruby Lu and Judith McKenna. Strive Masiyiwa and Youngme Moon retired from the Committee in March 2024. The Chief R&D Officer and the Chief Corporate Affairs and Sustainability Officer attend the Committee meetings. The Board Chair, the Chief Legal Officer and Group Secretary, the Global Head of Communications and Corporate Affairs, the Head of Litigation and the Chief Business Integrity Officer may also join the Committee’s discussions, as may other members of management at the invitation of the Chair. ROLE OF THE COMMITTEE The Corporate Responsibility Committee oversees Unilever’s conduct as a responsible global business. Core to this remit is its governance of progress on Unilever’s sustainability agenda. Part of this responsibility is reviewing and managing sustainability-related risks, opportunities and trends material to Unilever. The Committee also reviews and provides recommendations to the Board about the Climate Transition Action Plan (CTAP), which sets out the actions Unilever intends to take to reduce the business’s direct and indirect emissions and make progress on our net zero goal by 2039. The Committee oversees business integrity, health, safety and wellbeing, as well as significant litigation matters with potential reputational risk for the Company. The Committee also has responsibility for the oversight of Unilever’s conduct regarding corporate and societal obligations and its reputation as a responsible company. This includes Unilever’s Code of Business Principles and third-party compliance with our Responsible Partner Policy. The Committee considers the Company’s influence and impact on stakeholders. Central to this is the identification of external developments and risks that are likely to impact Unilever’s corporate reputation and to ensure that appropriate and effective policies and practices are in place, ensuring that both Unilever’s direct employees and those working within the Company’s value chain comply with the expected standards of conduct. The Committee’s discussions are informed by the experience of the Unilever Leadership Executive, which is accountable for driving responsible and sustainable growth through Unilever’s operations, Business Groups, value chain and brands. The Chief R&D Officer and Chief Corporate Affairs and Sustainability Officer lead on behalf of management, with further senior leaders invited to the Committee as relevant to share their perspectives and insights on key issues, challenges and external developments. The Committee’s terms of reference are set out at: www.unilever.com/corporategovernance. HOW THE COMMITTEE HAS DISCHARGED ITS RESPONSIBILITIES In 2024, the Committee’s principal activities were as follows: Navigating a changing external landscape The world continues to be a turbulent place. As a business, we continue to navigate growing economic, environmental and social challenges. Many of the challenges, such as the climate emergency, nature degradation and plastic pollution, are compounded by growing geopolitical divides and economic difficulties. At the same time, there is an increase in the number of litigation cases, investors are demanding stricter environmental and social governance, and there is progressive regulation on sustainability and reporting. The result is an operating context that requires the utmost diligence and awareness of emerging risks, and capacity to respond. Committee members closely scrutinised the processes for forecasting, tracking and managing issues that present material risks to the reputation of the business. In addition, at each meeting, the Committee reviews significant developments in the corporate sustainability landscape, and litigation and regulatory matters that may have reputational impact. This year, the Committee also discussed litigation and trends arising from emerging regulation, competition law compliance, as well as stakeholder and media response to Unilever’s new climate strategy and advocacy priorities, NGO activism and government response on ESG. Among other things, the Committee also had detailed discussions on occupational health, safety and security, the updated CTAP, business integrity risks, human rights, and women’s safety. Overseeing Code of Business Principles compliance Our consumers trust us to do business with integrity. Maintaining our reputation and continued business success requires the highest standards of behaviour and compliance. The Code and associated Code Policies set out the ethical standards of conduct expected of all Unilever employees in their business endeavours. Any breach is classified as an ethical, legal and regulatory risk to the business (see pages 58 and 59). The Corporate Responsibility Committee oversees the Code and Code Policies, including those related to anti-corruption and bribery, ensuring that they remain fit for purpose and are appropriately applied, including the mechanisms for implementing the Code and Code Policies. The Committee actively reviews an analysis of investigations into non- compliance with the Code and Code Policies, including those related to anti-corruption and bribery, and discusses any trends or learnings arising from these investigations. There were no material matters in the context of the Unilever Group. This year, the Committee acknowledged Unilever’s strong speak-up culture and strong recognition of Business Integrity in the UniVoice survey. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REPORT OF THE CORPORATE RESPONSIBILITY COMMITTEE 92 Unilever Annual Report and Accounts 2024 Responsible Partner Policy (RPP) compliance Extending Unilever’s business principles to our suppliers and distributors is essential if Unilever is to do business with integrity, demonstrate high standards, and fight corruption in all forms. The Responsible Partner Policy (RPP) sets out Unilever’s requirements that third parties conduct business with integrity and with respect for human rights and core labour principles. Breaches of third-party compliance can pose a risk to the business. The Committee rigorously examines Unilever’s compliance processes and programmes, and management of the risk of our external business partnerships. In addition, the Committee tracks compliance with Unilever’s RPP to identify any trends or process improvements. This year, the Committee focused on the creation of a singular programme for upstream suppliers and downstream customers and distributors, and the roadmap to address third parties of non-integrated parts of Unilever, such as new acquisitions and other standalone entities. Promoting safety and security Safety, Health and Environment (SHE) continue to be key priorities at Unilever. Unilever is focused on promoting a safety-first culture and “Unilever is committed to my safety” was the top-rated question in our UniVoice survey. The Committee oversees Unilever’s approach to safety. It reviewed performance including TRFR as reported under the Health and Safety Metrics. Particular emphasis was on road safety, safety culture communications, and contractor risk management. The Committee noted the business’s use of influence to raise standards in the industry. This year saw an increase in security challenges and risks: elections took place in over 60 countries creating domestic turbulence, meanwhile international tensions increased. As a global business, Unilever must remain aware of and agile to security risks and have processes in place to respond quickly to protect our people and our business. Throughout the year, the Committee received updates on the global security context and examined Unilever’s approach to managing heightened geopolitical and safety risks. The Committee affirmed the importance of proactively responding to geopolitical issues and the potential significant impact on the business. Improving the health and wellbeing of employees The CRC holds responsibility for the health and wellbeing of Unilever employees, and protection from hazards. In a time of public health threats, natural disasters, geopolitical conflicts, and increasing global burden of chronic health conditions, proactive and focused management is essential to optimise employee wellbeing. The Committee commended the actions taken by the business to support employees, such as the Healthier U programme, which continues to deliver externally validated, statistically significant improvements in nutrition and BMI, quality of life, sleep, and mental health and work productivity. Psychological safety strongly correlates with higher performance and is a key enabler of employee wellbeing. The business has also deployed a psychological safety assessment instrument and multiple training pathways and toolkits. Respecting and promoting human rights Respect for human rights remains a foundation of Unilever’s business, serving to reduce risk, enhance reputation and support brand growth. Whilst we acknowledge that business has the ability to contribute to positive human rights outcomes, we must ensure that we are first addressing any harm and the ongoing human rights challenges that continue to be found in every global value chain. The Committee evaluated the Human Rights strategy, governance and accountability, focusing on priorities and potential risks to the strategy and its implementation. The Committee ensured clear decision-making processes are in place, and senior leaders are equipped to embed human rights commitments across business decisions, including where Heightened Human Rights Due Diligence (HHRDD) should be undertaken. The Committee also reviewed Unilever’s 2024 Modern Slavery Statement. The statement is part of Unilever’s legislative requirement to annually publish a statement describing the steps taken to prevent modern slavery in the business and supply chain. In 2024, the Statement focused on the continued implementation of our forced labour action plan, engagement with rightsholders and programme evaluation. The review of the approach and statement content was a new duty for the Committee, reflecting a more robust governance procedure and ensuring a deep level of human rights oversight. Delivering ambitious new sustainability goals This year, in line with the Growth Action Plan, Unilever refocused the sustainability strategy on four priorities: climate, nature, plastics and livelihoods. These priorities are of material importance to the business, and where we have the potential to make the biggest impact. The Committee reviewed the new 15 short- to medium-term goals aligned and corresponding long-term ambitions, aligned to the four priorities. The goals are supported by an elevated advocacy agenda to shape the external context. The Committee discussed the launch and external communication of the goals, operational delivery and performance management, and opportunities to leverage Unilever’s brands to drive retailer activation and consumer preference for sustainability. The Committee also discussed material sustainability-related risks and opportunities for the business. Progressing towards net zero Unilever’s first Climate Transition Action Plan (CTAP) was approved by shareholders at the 2021 AGM. It set out Unilever’s then climate targets, an analysis of our value chain emissions, and the actions we intended to take to address them. The Board and management committed to developing the CTAP in line with best practice. This year, the Committee reviewed the updated CTAP, reflecting our new climate goals and a more granular understanding of our emissions, including Business Group and operational hotspots. The updated CTAP also considers new external guidance for transition plans, such as recommendations from the UK Transition Plan Taskforce, the European Sustainability Reporting Standards and International Financial Reporting Standards. The Committee noted that the CTAP met stakeholders’ expectations for ambitious 1.5°C-aligned targets, clarity on the priority levers to reduce emissions, transparency on the risks and scale of the challenge, and for the Plan to be embedded into overall business strategy and performance. The updated CTAP was presented to shareholders at the 2024 AGM for an advisory vote and received 97.5% approval. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REPORT OF THE CORPORATE RESPONSIBILITY COMMITTEE Unilever Annual Report and Accounts 2024 93

The Committee also provided guidance on the ‘scaling and innovation gap’, which represents the gap between our new 2030 target and our forecast 2030 emissions. Delivery of the identified levers and overcoming the gap will be demanding and require innovation and systems change – a challenge facing all companies and society. The Committee and management will continue to work together on post-2030 pathways to net zero. Sustainability Progress Index Unilever’s Reward Framework includes a Performance Share Plan (PSP). This long-term incentive plan is linked to financial performance, as well as performance against sustainability goals (see pages 48, 102 and 225). To come to a view on Unilever’s performance on its sustainability goals for the purposes of reward, the Committee and the Compensation Committee (CC) jointly evaluate performance against a Sustainability Progress Index (SPI). 2024 SPI outcome SPI performance is determined by four equally weighted KPIs and targets – one for each of Unilever’s sustainability pillars. In making their assessment, the Committee and the CC review quantitative and qualitative progress across the sustainability pillar and delivery against the respective sustainability targets. This year, for the first time, the SPI performance was assessed using only in-year data. The Committee considers the performance outcome of SPI and provides relevant input and guidance to the CC in relation to the recommendation on SPI outcome. This joint assessment forms part of the CC’s overall recommendation on the SPI outcome (see page 103). Updating the Sustainability Progress Index 2024–2026 Due to the required changes in methodology and scope, it is necessary to revise our SPI climate targets for 2025 and 2026. This requires us to update the Scope 1 and 2 emissions targets for 2025 and 2026 (SPI 2024–2026). The Committee reviewed the reasons for the change and impact, and agreed to update the Scope 1 and 2 targets for 2025 and 2026. Sustainability Progress Index 2025–2027 As agreed in 2023 during the Directors’ Remuneration Policy review, from SPI 2024–2026 onwards, the SPI will be assessed using four metrics aligned with Unilever’s sustainability focus areas. Each target will have a numeric performance range (threshold and maximum) that will drive the outcome, and the target will be disclosed prospectively for a three-year period. The Committee and the CC reviewed and approved the targets for 2027, as they relate to PSP 2025–2027. EVALUATION OF THE CORPORATE RESPONSIBILITY COMMITTEE The Committee carried out an assessment of its effectiveness and performance in the year. The process was administered by a questionnaire and overseen by the Chief Legal Officer and Group Secretary. The Committee noted that the members held a short tenure at the end of 2024 but observed that the Committee meetings they attended were positively received. The feedback was also provided to the Board as part of its evaluation of the overall performance and effectiveness of the Board. Susan Kilsby Chair of the Corporate Responsibility Committee Ruby Lu Judith McKenna STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS REPORT OF THE CORPORATE RESPONSIBILITY COMMITTEE 94 Unilever Annual Report and Accounts 2024 On behalf of the Compensation Committee, I am pleased to present Unilever’s Directors’ Remuneration Report 2024. It describes the 2024 remuneration outcomes, as well as the implementation of the Directors’ Remuneration Policy in 2025. BUSINESS PERFORMANCE CONTEXT The Committee recognised the performance improvements that have been delivered compared with the prior year. While it is still early in the delivery of the GAP 2030 strategy, the Committee noted this positive progress, both in absolute terms and relative to industry peers. The Committee also recognised the improvements in profitability and competitiveness as well as strong cash generation. Challenges in competitiveness had negatively influenced the Committee’s final deliberations in 2023. Additionally, the experience of shareholders during 2024 was a key consideration, with the Committee recognising the positive movement in the share price, which had also weighed negatively on overall performance and the annual bonus outcomes in 2023. However, the Committee fully acknowledges we have a long way to go to reach the GAP 2030 objectives. INCENTIVE OUTCOMES FOR THE EXECUTIVE DIRECTORS 2024 annual bonus Under the formulaic outcomes, a bonus of 122% of target opportunity was calculated for the Executive Directors. The Committee reviewed the outcome for the Executive Directors within the broader performance context and determined that this was appropriate. The significant outperformance on the underlying operating profit growth measure, as well as on the free cash flow measure, was somewhat balanced with performance slightly below target on underlying sales growth. When considering financial performance, the review included measures such as underlying return on invested capital (ROIC) (18.1%) and underlying operating margin (18.4%), again demonstrating positive progress. In particular, the Committee recognised the improvements in underlying earnings per share, increasing by 14.7% compared with the prior year. The Committee also reviewed the competitiveness performance, and while we are closing the gap, we are not yet satisfied with our market share. This was considered through multiple lenses, with support from the CFO and his function, to understand where progress had been made and where challenges remain. The Committee was satisfied that a bonus outcome 7 percentage points higher than the previous year was aligned with the improvements in performance on both an absolute and relative basis. It was important to the Committee that improvements in bonus outcomes were applied across all levels of the organisation this year, as the performance enhancements were a product of a collaborative effort involving everything from strategic decision-making to disciplined execution. 2022–2024 Performance Share Plan (PSP) Of the two Executive Directors, the outcomes under this plan are only relevant to the CFO, as the CEO did not participate in this award cycle. Under the formulaic outcomes, a performance-based vesting of 95% of target opportunity was calculated. As with the annual bonus, the Committee reviewed this outcome within the broader performance context and determined that this was appropriate. Despite showing recent improvement, the competitiveness measure over the entire three-year performance period pulled down the overall final outcome. The level of performance across the other three performance measures being above target means that the aggregate outcome is close to target. This was assisted in particular by the level of outperformance on the ROIC measure, as noted above. The improved outcome, compared with the previous cycle (63%), is also supported by a review of other performance measures – such as a three-year view of total shareholder return (TSR) – which were not part of the formulaic calculation in this award cycle. The positive relative performance on this measure provided additional reassurance to the Committee that the formulaic outcome was appropriate, and no adjustments were made to the formulaic calculation. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Directors’ Remuneration Report Unilever Annual Report and Accounts 2024 95 The Committee remains committed to ensuring that remuneration for the Executive Directors aligns with the interests and experience of shareholders. Andrea Jung Vice Chair, Senior Independent Director and Chair of the Compensation Committee WIDER STAKEHOLDER CONSIDERATIONS When considering the annual bonus and PSP outcomes, the Committee carefully reflected upon the experiences of our wider stakeholders to ensure that outcomes were aligned. Our shareholders The Committee conducted comprehensive consultations with shareholders and proxy advisers in 2023 in respect of the renewal of the Remuneration Policy and its implementation. The input gathered from this process continues to shape the Committee’s thinking and has directly informed our approach to remuneration. The Directors’ Remuneration Policy was approved with 97.69% of the votes, and the Directors’ Remuneration Report with 97.96% of the votes at the 2024 AGM. The Committee remains committed to ensuring that remuneration for the Executive Directors aligns with the interests and experience of shareholders. In particular, the Committee reviewed the total shareholder return performance (in euro) over 2024 and over a longer horizon of three years. On both an absolute and relative basis, the Committee was satisfied with this performance, with Unilever delivering a return of 31% over 2024 and 33% from 2022–2024, placing it first and third, respectively, within its performance peer group of 18 companies. In 2024, we returned €5.8 billion to PLC shareholders through dividends and share buybacks, having completed a €1.5 billion buyback programme during the year. Our colleagues The Committee is periodically updated on matters impacting the compensation of the workforce, including salary reviews and the operation of annual bonus schemes. Particular topics of interest for the Committee include the living wage and the general alignment of incentives and rewards with Unilever’s culture. Fairness in the workplace is a core pillar of our Code of Business Principles and incorporates our Framework for Fair Compensation. As part of our Framework’s living wage element, we are committed to paying a living wage to all our direct employees, which we achieved in 2020. In 2021, we received our first global independent accreditation as a living wage employer from the Fair Wage Network. In 2024, we were awarded our second global independent accreditation as a living wage employer. The data disclosed excludes employees who are not integrated into Unilever’s global reward structure and human resources information system. Unilever is also using our experience to extend this commitment to our supply chain. Our goal is to have 50% of our procurement spend with suppliers who have signed the Living Wage Promise by 2026. Thanks to investment by Unilever and others, WageIndicator now provides public living wage estimates for 173 countries, enabling our suppliers to get started. Sustainability The Committee had one joint meeting with the Corporate Responsibility Committee (CRC) during the year. The Committees evaluate the degree of stretch, performance and external context against the Sustainability Progress Index (SPI) targets. This joint assessment informs the Compensation Committee’s overall decision on the SPI outcome, which was 115% for the final year (2024) and 118% over the three-year performance period for the 2022-2024 PSP. More details are included in the CRC report. Due to an improved greenhouse gas (GHG) measurement methodology and to ensure alignment with our SBTi Scope 1 and 2 target, Unilever is revising its Climate Scope 1 and 2 emissions target for 2025 and 2026. The Committees reviewed the reasons for the change and impact and agreed to update the SPI targets accordingly. The Committees also reviewed and approved the SPI targets for the 2025–2027 PSP. EXECUTIVE DIRECTOR CHANGES As announced on 25 February 2025, Hein Schumacher stepped down as CEO and as a Board Director with effect from 1 March 2025 by mutual agreement and will leave the company on 31 May 2025. He will be treated as a good leaver for the purposes of his remuneration. Hein will continue to receive his current level of fixed pay up to the cessation of his employment on 31 May 2025. He will then be eligible for a payment in lieu of the remainder of his notice period. He will be eligible to receive a bonus for the period to 30 April 2025 payable at the normal time in 2026 subject to performance and 50% deferral. Hein will not be granted a 2025 PSP award. Hein will be treated as a good leaver under the Remuneration Policy for the purposes of his outstanding incentives. All unvested PSP awards will be pro-rated for time. Further details of Hein’s leaving arrangements are set out on page 109. From appointment on 1 March 2025, Fernando’s remuneration will be aligned with the terms of the Remuneration Policy for the CEO role. He will receive fixed pay of €1,800,000 (which has been set at a lower level than that of his predecessor) and be eligible to participate in an annual bonus with a maximum opportunity of 225% of fixed pay, and a performance share plan with a maximum opportunity of 400% of fixed pay. For 2025, Fernando’s bonus opportunity will be pro rated to reflect that he served part of the year as CFO. In determining Fernando’s fixed pay the Committee took into consideration his experience and performance in roles to date, and appropriate benchmarks given Unilever’s global scale, complexity and market capitalisation. In the Committee's view the package appropriately reflects his experience combined with the requirement to provide a market competitive package. Fernando’s package is below the median of our peer group and will be eligible for fixed pay review in early 2026 as normal. Further details of Fernando’s 2025 remuneration are set out on page 100. EXECUTIVE DIRECTOR REMUNERATION FROM 2025 In addition to aligning pay with performance, the Committee agreed that consistency in approach over time is valuable across all our stakeholder groups. The positive feedback and voting outcome from shareholders last year provided further support for this view. We therefore decided to retain the same structure, performance measures and weightings for the annual bonus and PSP plans going into 2025. In line with this, the Committee has not made any changes to the remuneration for the Executive Directors beyond the fixed pay increase for the CFO (Fernando Fernandez) described below. CFO fixed pay increase As noted in last year’s report, the Committee considered investor feedback carefully. As a result, the Board decided to freeze the CEO’s fixed pay for 2024 and 2025. No change has therefore been made to the departing CEO’s fixed pay for 2025. As also noted at that time, the Committee set the fixed pay for Fernando as the incoming CFO (effective 1 January 2024) around 6% below the incumbent. Given the changes made to the structure of the Executive Leadership team effective 1 January 2025, the CFO assumed additional responsibilities for supply chain and procurement, digital and technology, and business services. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT 96 Unilever Annual Report and Accounts 2024 The Committee considered these factors alongside external remuneration benchmarking data for the role. We concluded that an increase of 7.5% for the CFO (slightly higher than the wider workforce increase) was appropriate in light of all these factors. No further increase would have been applied for the CFO for 2025. Following this decision, as disclosed above, it has subsequently been decided that the CFO would take on the CEO role from 1 March 2025 and as such, his remuneration from this date reflects this change in role. As always, the Committee will continue to benchmark the Executive Director roles against the external market for companies of similar size and complexity to ensure we pay competitively to attract and retain high-quality senior leadership. PREVIOUS EXECUTIVE DIRECTORS When setting the departure terms of the former CEO (Alan Jope), the Committee agreed that he would be treated as a good leaver under the PSP plan rules. His 2021 PSP (in relation to which he worked throughout the performance period) has therefore vested and was disclosed last year. In respect of the 2022 PSP, the Committee at that time agreed, as part of the former CEO’s legal separation agreement, that this award should remain eligible to vest on the normal vesting date without a pro-rata reduction for time served, provided that at the end of the performance period, the Compensation Committee is satisfied he has complied with any requirements concerning the handover of his duties. Having reviewed this criterion following the end of the performance period, the Committee has determined that the former CEO has satisfied the vesting condition. As such, it vested on 13 February 2025 at 95% of target. The 2023 PSP award for the former CEO was pro-rated pre- emptively at grant by 6/36ths, to reflect time in role. Vesting will be determined based on the performance outcome assessed in early 2026. For the former CFO (Graeme Pitkethly), the Committee agreed as part of his legal separation agreement that he would be treated as a good leaver under the PSP plan rules. As such, his 2022 and 2023 outstanding PSP awards would continue to vest on the normal vesting date, subject to the achievement of the relevant performance conditions, but without any application of time pro-rating, provided the Committee is satisfied that the former CFO has remained in retirement. The Committee is satisfied this criterion has been met, and as such, the 2022–2024 PSP vested on 13 February 2025 at 95% of target. As for the former CEO, vesting of the 2023 PSP award will be determined based on the performance outcome assessed in early 2026. The discretion applied under the PSP plan rules to allow some (but not all) of the PSP awards to vest without a pro-rata reduction for time served was applied at a time of significant management change and business uncertainty; the Committee determined that this treatment would facilitate a smooth transition in this unique and exceptional context facing Unilever at this time. The decisions do not set a precedent for how the Policy will be implemented for future Executives. As demonstrated by the best practice treatment being applied to Hein Schumacher's outstanding PSPs, it is important for the Committee to make clear that we would apply a pro-rata reduction to vesting PSP awards to reflect time in service for future good leavers. NON-EXECUTIVE DIRECTOR FEES Following a detailed review, the Committee decided to increase the Chair fee by just under 10% to £725,000 per year (effective 1 April 2025). This aligns to the market median Chair fee of the FTSE 30, while recognising that the size of Unilever is considerably above the upper quartile of this group. Fees for the other Non-Executive Directors will be reviewed during the first half of 2025 to ensure they remain competitive and reflective of the size and responsibilities of the roles, with any updates disclosed in next year’s report. LOOKING FORWARD The Committee is firmly committed to ensuring that remuneration remains closely aligned with performance, within a robust governance framework. We will continue to actively engage with management on the implications of the European Sustainability Reporting Standards (ESRS) and the EU Pay Transparency Directive on how we pay our colleagues, as well as how we communicate pay to our stakeholders. The Committee looks forward to providing more on this next year. Finally, I would like to update you that I will not be standing for re-election as a Director at this year’s Annual General Meeting. Personally, as well as on behalf of the Committee and the entire Board, I thank all shareholders and their representatives for their continued support. Andrea Jung Chair of the Compensation Committee STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT Unilever Annual Report and Accounts 2024 97

COMMITTEE MEMBERS AND ATTENDANCE Attendance Andrea Jung Chair 5/5 Nils Andersen (member until 1 May 2024) 3/3 Judith Hartmann (member until 1 May 2024) 3/3 Judith McKenna (member since 1 May 2024) 2/2 Ian Meakins 5/5 Nelson Peltz 4/5 This table shows the membership of the Compensation Committee together with their attendance at meetings during 2024. Attendance is expressed as the number of meetings attended out of the number eligible to attend. The Committee is comprised of four Non-Executive Directors, including Andrea Jung as the Chair. Nils Andersen and Judith Hartmann stepped down from the Committee at the AGM in May 2024. Judith McKenna joined the Board on 1 March 2024 and the Committee from 1 May 2024. Other attendees at Committee meetings in 2024 included the Chief Executive Officer, Chief Legal Officer & Group Secretary, Chief Employment Law Counsel, Chief People Officer, Head of Expertise & Innovation, Group Head of Reward, Chief Research & Development Officer, Chief Sustainability Officer, Global Head of Sustainable Business Performance & Reporting, Global Head of Sustainability Compass & Markets, Deputy Chief Financial Officer & Controller, and advisers to the Committee (see below). No individual Executive Director was present when their own remuneration was being determined to ensure there was no conflict of interest. ROLE OF THE COMMITTEE The Committee is concerned with the remuneration and benefits of the Directors and other members of the Unilever Leadership Executive. It also has responsibility for the design and terms of all-employee share-based incentive plans and Executive cash or share-based incentive plans. Finally, it sets the remuneration policy for, and is responsible for the performance evaluation of, the Unilever Leadership Executive and Executive Directors. The Committee’s terms of reference are contained within ’The Governance of Unilever’, which is available on our website. As part of the Board evaluation carried out in 2024, the Board evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2024 via a third-party provider (Nasdaq). Following these evaluations, improvements will be made in 2025 in relation to the use of written resolutions and the format of requested management information by the Committee to provide suitable context for decision-making. Overall, the Committee members concluded that the Committee is performing effectively. ACTIVITIES OF THE COMMITTEE During 2024, the Committee met five times and its activities included: ■ determining the annual bonus outcome; ■ determining the result of the Performance Share Plan (PSP) awards for the CFO, former Executive Directors, and the Unilever Leadership Executive (ULE); ■ setting the annual bonus and PSP performance measures and targets; ■ setting fixed pay for the CFO; ■ tracking external developments and assessing their impact on Unilever’s Remuneration Policy and its implementation; ■ reviewing pay gap data; and ■ assessing Sustainability Progress Index (SPI) performance outcomes and setting measures and targets along with the Corporate Responsibility Committee (CRC). ADVISERS While it is the Committee’s responsibility to exercise independent judgement, the Committee requests advice from management and professional advisers, as appropriate, to ensure that its decisions are fully informed given the internal and external environment. PricewaterhouseCoopers LLP (PwC) was appointed by the Committee to provide independent advice on various matters it considered. During 2024, the wider PwC network firms have also provided other tax and consultancy services to Unilever, including tax compliance and other tax-related services, cyber security services, internal audit advice, third-party risk and compliance advice, and merger and acquisition support. PwC is a member of the Remuneration Consultants Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK, which is available online at www.remunerationconsultantsgroup.com (Code of Conduct: Executive Remuneration Consulting). Given that PwC operates under the Remuneration Consultants Group’s code of conduct, the Committee is satisfied that the advice of the PwC engagement partner and team, which provide remuneration advice to the Committee, was objective and independent. They do not have connections with Unilever that might impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. In addition, the Committee conducts annual reviews with each Executive Director and member of the ULE to ensure there are no personal conflicts. The fees paid to PwC in relation to advice provided to the Committee in the year to 31 December 2024 were £145,600. This figure is calculated based on time spent and expenses incurred for the majority of advice provided, but on occasion, for specific projects, a fixed fee may be agreed. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT 98 Unilever Annual Report and Accounts 2024 At a glance summary of 2024 remuneration WHAT DID WE PAY OUR EXECUTIVE DIRECTORS IN 2024? All figures in the table are in €'000. Performance Share Plan (PSP) actual values for the CEO are nil as he did not receive a grant under the 2022–2024 PSP given his appointment in 2023. PSP actual values for the CFO reflect awards granted when he was in a role below Board level. 2024 Annual Bonus Outcomes (Audited) The measures and performance against targets (shown in the bars) are set out below. All performance ranges are straight line between threshold and maximum. Performance measure Weighting % of target Underlying sales growth 40% 1.00% 7.00% 80% Underlying operating profit growth (including restructuring costs) 30% -3.20% 6.80% 150% Free cash flow(a) 30% €4.8bn €6.3bn 150% Overall performance based on the formulaic outcome 0% 150% 122% (a) Free cash flow (excluding taxes paid on disposals) 2022–2024 Performance Share Plan Outcome (Audited) The measures and performance against targets (shown in the bars) are set out below. All performance ranges are straight line between threshold and maximum. Performance measure Weighting % of target Competitiveness: % business winning 25% 45% 60% 0% Cumulative free cash flow (current FX) 25% €16.0bn €22.0bn 108% Underlying return on invested capital (exit year %) 25% 15% 19% 155% Sustainability Progress Index (Committee assessment of SPI progress) 25% 0% 200% 118% Overall performance based on the formulaic outcome 0% 200% 95% STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT Unilever Annual Report and Accounts 2024 99 €1,850 €1,850 €1,175 €1,175 €3,386 €4,163 €1,720 €2,115 €7,400 €1,478 €3,760 Fixed Pay Benefits Annual Bonus Performance Share Plan (PSP) €0 €2,000 €4,000 €6,000 €8,000 €10,000 €12,000 €14,000 CEO Actual CEO Maximum CFO Actual CFO Maximum 4.20% €7.0bn 122% Maximum 150% Target 100% Threshold 0% Maximum 200% Target 100% Threshold 0% 44.3% 18.1% 118% 95% €nil €316 €316 €751 €751 9.50% €19.2bn At a glance summary of 2025 remuneration Elements of remuneration and implementation of the Remuneration Policy for Executive Directors Elements of remuneration Summary of Policy for Executive Directors Implementation in 2025 Fixed Pay(a) ■ Paid in cash. ■ Hein Schumacher: €1,850,000 (0% increase) ■ Fernando Fernandez ■ CFO from 1 January 2025 to 28 February 2025: €1,263,125 (7.5% increase) ■ CEO from 1 March 2025: €1,800,000 Benefits ■ Benefits include provision of death, disability and medical insurance cover, Directors’ liability insurance and actual tax return preparation costs. Other benefits may be provided in the future where it is considered necessary by the Committee and/or required by legislation. Annual Bonus ■ Maximum opportunity: 225% of fixed pay. ■ Business performance multiplier of between 0% and 150% of target amount. ■ 50% of net bonus deferred into shares for three years. ■ Dividend equivalents may be earned. ■ Subject to clawback, malus, recovery, ultimate remedy and discretion provisions. Target/Maximum award: ■ CEO: 150%/225% of fixed pay 2025 pro-ration: ■ Hein Schumacher will be eligible for a time pro-rated CEO annual bonus to 30 April 2025 ■ Fernando Fernandez’s 2025 annual bonus opportunity will be pro-rated to reflect his time as CFO (1 January 2025 to 28 February 2025) and his time as CEO (from 1 March 2025) Performance measures: ■ Underlying sales growth: 40% ■ Underlying operating profit growth including restructuring costs: 30% ■ Free cash flow: 30% Performance Share Plan (PSP) ■ Maximum opportunity: 400% of fixed pay for the CEO and 320% of fixed pay for the CFO. ■ At target, 50% of maximum vests. ■ Vests after three years, with additional two-year retention period. ■ Dividend equivalents may be earned to the extent that the award vests, and in respect of the retention period. ■ Subject to clawback, malus, recovery, ultimate remedy and discretion provisions. Maximum award: ■ CEO: 400% of fixed pay ■ CFO: 320% of fixed pay 2025: ■ Hein Schumacher will not be eligible for a 2025 PSP ■ Fernando Fernandez’s 2025 target PSP award will be 200% of his new salary of €1,800,000 Performance measures: ■ Underlying sales growth: 25% ■ Relative total shareholder return versus bespoke peer group:(b) 30% ■ Underlying return on invested capital: 30% ■ Sustainability Progress Index: 15% Malus and clawback potential triggers(c) Malus Clawback Downward restatement of results ■ ■ Error in calculation or misleading data ■ ■ Corporate failure ■ ■ Gross misconduct/negligence ■ Material breach of Unilever’s Code of Business Principles/any Unilever Code Policy ■ Breach of restrictive covenants ■ Conduct by the individual that results in significant losses or serious reputational damage to Unilever ■ Malus applies during the three-year deferral/vesting period for deferred bonuses/PSP awards respectively. Clawback can be applied for up to three years from the payment of a bonus award, and up to two years from vesting or the start of any retention period (whichever is later) for the PSP awards. (a) The peer group for pay benchmarking consists of: Anheuser-Busch InBev, Beiersdorf, British American Tobacco, Coca-Cola, Colgate-Palmolive, Danone, Diageo, Haleon, Heineken, Henkel, Kimberly-Clark, Kraft Heinz, L’Oréal, LVMH, Mondelēz, Nestlé, PepsiCo, Pernod Ricard, Procter & Gamble, and Reckitt Benckiser. The peer group is reviewed regularly and companies are added and/or removed at the Committee’s discretion to ensure that it remains appropriate. (b) The 2025 TSR peer group is on page 102. (c) The malus provision allows the Compensation Committee to adjust the cash bonus or share awards downwards before the award is delivered or vests (should specified events occur). The clawback provision allows the Compensation Committee to recover the repayment of a cash bonus or shares that formed part or all of an award that has already been delivered or vested (again, should specified events occur). Illustration of remuneration delivery timeframes The timeframe for each of the elements of remuneration is outlined below: Performance year +1 +2 +3 +4 Fixed Pay Benefits Annual Bonus Performance period Deferral period(a) PSP Performance period Retention period (b) Malus & Clawback Malus & Clawback period (a) Deferral period – released after three years (50% of bonus earned). (b) Retention period – released after two years (100% of vested award). STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT 100 Unilever Annual Report and Accounts 2024 50% paid in cash Vesting ■ CFO: 120%/180% of fixed pay 2025 performance measures and link to strategy Incentive plan Performance measure Link to strategy Short term: annual bonus(a) Underlying sales growth at constant FX rates (USG) (40%) Clear, simple and well-understood measure supporting the achievement of Unilever’s growth ambition. Underlying operating profit growth at current FX rates (UOP) (30%) Provides a focus on absolute profitability as an indicator of driving shareholder value. Free cash flow (FCF) at current FX rates (30%) Provides clear focus on the achievement of Unilever’s cash generation ambition. Long term: PSP Underlying sales growth (USG) (25%) The primary driver of value creation in our multi-year financial growth model. Relative total shareholder return(b) (30%) Aligns remuneration with shareholders’ experience and allows us to measure relative performance. Underlying return on invested capital (average) (30%) Supports disciplined investment of capital within the business and encourages acquisitions that create long-term value. Sustainability Progress Index (15%) Sustainability is a strategic imperative for our business and a key part of our Growth Action Plan 2030. In May 2024, we launched our refocused sustainability strategy, with 15 near- and medium-term goals to accelerate action in four priority areas where we can deliver the greatest impact: Climate, Nature, Plastics and Livelihoods. To ensure focused progress, the CRC and Compensation Committee have agreed four KPIs (one for each priority area) to assess in progress towards Unilever’s sustainability goals (see pages 36 and 37). (a) The performance ranges for annual bonus will be disclosed next year. (b) The TSR peer group for 2025 is shown on page 102. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT Unilever Annual Report and Accounts 2024 101

2025–2027 PSP performance targets Measure Weighting Vesting at threshold Threshold Maximum (200% of target) Underlying sales growth (USG) (average) 25% 50% 3.4% 6.0% Relative total shareholder return(a) 30% 50% 10th (median) 1st–5th (upper quartile) Underlying return on invested capital (average) 30% 0% 18.2% 19.2% Sustainability Progress Index(b) 15% 0% Climate: The percentage change in greenhouse gas (GHG) emissions from energy and refrigerant use in our operations in the given period in the reporting year, in comparison to the same period in 2015.(c) -75% -85% Nature: The total hectares of land, forests and oceans (as measured by ocean floor area) that Unilever programmes help protect and/or regenerate, reported annually as a cumulative total as at the end of the financial year. 1m hectares 1.5m hectares Plastics: The percentage change in the total tonnes of virgin plastics used in the packaging for our products, in the given period in the reporting year in comparison to the same period in 2019. -30% -40% Livelihoods: The percentage of our procurement spend in the financial year which is with suppliers who have signed the Living Wage promise by the end of the financial year. 50% 60% All measures are straight line between threshold and maximum. (a) The TSR peer group for 2025 is unchanged and consists of: Beiersdorf, Church & Dwight, Coca-Cola, Colgate-Palmolive, Danone, Estée Lauder, General Mills, Haleon, Henkel, Kenvue, Kimberly-Clark, Kraft Heinz, L’Oréal, Mondelēz, Nestlé, PepsiCo, Procter & Gamble, and Reckitt Benckiser. (b) SPI measures unaudited. (c) Due to an improved greenhouse gas (GHG) measurement methodology and to ensure alignment with our SBTi Scope 1 & 2 target, Unilever is adjusting its Climate Scope 1 & 2 emissions targets for 2025 and 2026. The Committees reviewed the reasons for the change and impact and agreed to update the SPI targets accordingly. The methodology is consistent with that used to set the 2025–2027 PSP targets. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT 102 Unilever Annual Report and Accounts 2024 ANNUAL REPORT ON REMUNERATION This section, including the ’At a glance’ on page 99, sets out how the Remuneration Policy (which was approved by shareholders at the AGM on 1 May 2024 and is available on our website) was implemented in 2024. The Remuneration Policy operated as intended in 2024, as set out in the Chair’s letter on page 95. Unilever’s remuneration arrangements are aligned to its culture of rewarding performance through annual bonus and long-term incentive performance measures. Remuneration is determined throughout Unilever based on the same principles as for the Executive Directors, as set out in the Remuneration Policy. Remuneration is controlled with pay at risk based on pre-determined performance measures with a maximum outcome. This results in predictability in the management of risks and costs. Executive remuneration is proportionate given the financial size and complexity of Unilever as determined through benchmarking with our peers. Unilever’s arrangements provide for clarity and simplicity by consisting of fixed pay, benefits, annual bonus and long-term incentives, which are transparently detailed in the Remuneration Policy and the relevant Directors’ Remuneration Report. 2024 outcomes Single figure of remuneration and implementation of Remuneration Policy in 2024 for Executive Directors (audited) The table below shows a single figure of remuneration for each of our current Executive Directors for the years 2023 and 2024, where applicable. Hein Schumacher CEO (€’000) Fernando Fernandez CFO (€’000) 2024 Proportion of Fixed and Variable Rem 2023 (1 June to 31 December) Proportion of Fixed and Variable Rem 2024 Proportion of Fixed and Variable Rem 2023 Proportion of Fixed and Variable Rem (A) Total fixed pay(a) 1,850 1,079 1,175 (B) Other benefits(b) 316 311 751 Fixed pay & benefits subtotal 2,166 39.0% 1,390 35.2% 1,926 37.6% (C) Annual bonus(c) 3,386 1,862 1,720 (D) PSP(d) 0 0 1,478 (D) Buyout awards(e) 694 Variable Remuneration subtotal 3,386 61.0% 2,556 64.8% 3,198 62.4% Total Remuneration (A+B+C+D) 5,552 3,946 5,124 (a) Hein Schumacher was appointed CEO effective 1 June 2023. Fernando Fernandez was appointed CFO effective 1 January 2024. (b) Benefits include relocation and are set out on page 104. (c) In line with the Remuneration Policy, 50% of the 2024 net annual bonus will be deferred into Unilever shares that must be held for a period of three years. (d) Hein Schumacher is not eligible for the 2022–2024 PSP as he was appointed CEO on 1 June 2023. The data for Fernando Fernandez includes the vesting on 13 February 2025 of 9,938 PLC shares of the 2022–2024 PSP (awarded on 11 March 2022 when not an Executive Director) and 3,459 PLC shares of the 2022–2024 PSP (awarded on 28 October 2022 when not an Executive Director). The value is calculated by multiplying the number of shares granted (including additional shares in respect of accrued dividends to 31 December 2024) by the level of vesting (% of target award) and the closing share price on 13 February 2025 (£44.83). Values have been translated into euros using the exchange rate at 13 February 2025 (€1 = £0.8355). (e) Data for 2023 includes the long-term incentive buyout award for Hein Schumacher, as disclosed in the 2022 Directors’ Remuneration Report, which vested on 7 May 2024. This value has been updated from the forecast figure included in the 2023 Directors’ Remuneration Report to reflect the final vesting of 9,433 PLC shares multiplied by the share price at 7 May 2024 (£42.12) and translated into euros at the exchange rate of 7 May 2024 (€1 = £0.8576). The figure also includes the cash buyout award for Hein Schumacher of €230,572 (rounded) as disclosed in the 2022 Directors’ Remuneration Report, which vested on 15 February 2024. Unless stated otherwise, amounts for 2024 have been translated into euros using the average exchange rate over 2024 (€1 = £0.8481). Amounts for 2023 have been translated into euros using the average exchange rate over 2023 (€1 = £0.8700). We do not grant our Executive Directors any personal loans or guarantees. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT Unilever Annual Report and Accounts 2024 103 ELEMENTS OF SINGLE FIGURE REMUNERATION (A) Fixed pay (Audited) Fixed pay set in euros and paid in 2024: CEO – €1,850,000 and CFO – €1,175,000. (B) Other benefits (Audited) For 2024, this comprises: Hein Schumacher CEO(€)(a) Fernando Fernandez CFO(€)(a) 2024 2024 Medical insurance cover and actual tax return preparation costs 43,933 81,371 Death and disability 19,062 12,107 Relocation(b) 253,438 657,174 Total 316,433 750,652 (a) The numbers in this table are translated where necessary using the average exchange rate over 2024 of €1 = £ 0.8481. (b) As disclosed in the 2022 Directors’ Remuneration Report, Hein Schumacher received relocation support in respect of his move to the UK. Hein will leave Unilever on 31 May 2025 by mutual agreement and be treated as a good leaver. The Committee will not claw back any of the relocation allowance. As disclosed in the 2023 Directors’ Remuneration Report, Fernando Fernandez is eligible for relocation support (plus housing costs for up to six months) in respect of his move to the UK. If Fernando leaves Unilever before 1 January 2026, the Committee may claw back some or all of the relocation allowance. In 2025, relocation expenses are expected to be in the region of €250,000, with no further payments in 2026. (C) Annual bonus (Audited) Performance outcomes for the 2024 Annual bonus are shown in the ’At a glance’ section on page 99. Actual bonus outcomes are set out below. Target bonus % of fixed pay Bonus outcome as % of target Bonus outcome as % of fixed pay Fixed pay (€’000) Bonus outcome (€’000) % Bonus deferred into shares Hein Schumacher 150% 122% 183% 1,850 3,386 50% Fernando Fernandez 120% 122% 146% 1,175 1,720 50% 50% of the net annual bonus earned is deferred into shares (€931,013 for Hein Schumacher and €455,853 for Fernando Fernandez). Shares are deferred for three years and not subject to performance or service conditions, in line with the Remuneration Policy. (D) Long-term incentive 2022–2024 PSP (Audited) This includes PSP shares (operated under the Unilever Share Plan 2017) granted to Fernando Fernandez on 11 March 2022 and 28 October 2022. Performance outcomes for the 2022–2024 PSP are shown in the ’At a glance’ section on page 99. Further detail on the outcome for the SPI measure is below. Outcome of SPI for 2022–2024 PSP (Unaudited): The SPI is an assessment of the business’s sustainability performance, made jointly by the Corporate Responsibility Committee (CRC) and the Committee, that captures quantitative and qualitative elements. As disclosed last year, the SPI is now assessed against four metrics aligned to priority areas. For 2024, the CRC and the Committee agreed on an in-year SPI outcome taking into account performance in the areas of Climate, Nature, Plastics and Livelihoods. For the 2022-2024 PSP performance period the SPI outcome is calculated by taking a simple average of the SPI outcomes across the three years of the performance period. The in-year and 2022-2024 SPI outcomes are set out at the bottom of the table on the following page. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT 104 Unilever Annual Report and Accounts 2024 Priority Anchor metric Target 2024 actual Outcome(a) Climate The percentage change in greenhouse gas (GHG) emissions from energy and refrigerant use in our operations in the given period in 2024, in comparison to the same period in 2015. -76% -76.5 % above target Nature The total hectares of land, forests and oceans (as measured by ocean floor area) that Unilever programmes help protect and/or regenerate. 500k hectares 560k hectares above target Plastics The percentage change in the total tonnes of virgin plastics used in the packaging for our products sold between 2019 (baseline) and 2024. -23% -23 % on target Livelihoods The percentage of our procurement spend in the financial year which is with suppliers who have signed the Living Wage promise by the end of that financial year. 28% 32% above target Annual SPI outcome 115% Average SPI outcome for 2022–2024 PSP(b) 118% (a) Assessed by the Compensation Committee and Corporate Responsibility Committee. Outcome of 115% for 2024 is in line with the 2023 outcome. (b) SPI outcome for 2022–2024 PSP is a simple average of 115% for 2024, 115% for 2023 and 125% for 2022. SPI 2022 and 2023 outcomes can be found in the relevant Directors’ Remuneration Reports. In 2024, Unilever scored above target for climate, nature and livelihoods. On plastics, Unilever was on-target (23% virgin plastic reduction). Our plastics performance reflects the changes we made in the year to improve the measurement of our virgin plastic and recycled plastic packaging, as part of our continuous efforts to enhance the quality of our reporting. For 2024, we have reported a Climate Scope 1 and 2 SPI performance of -76.5% and an SBTi Scope 1 and 2 performance of -72% (see page 243 of the Sustainability Statement). This difference is due to action we have taken to improve our greenhouse gas (GHG) measurement methodology, with a more complete and accurate measurement of emissions categories previously deemed immaterial (e.g. small warehouses and small offices). As a result of this improvement, we revised the scope and the baseline of our SBTi target in 2024, in line with SBTi target guidelines and restated our performance against the SBTi target for prior years. The decision to update our SBTi target was made mid-year and had no impact on the planned 2024 decarbonisation actions to be implemented by our manufacturing teams and therefore we did not amend the scope of the SPI target in 2024. The SPI and SBTi targets will be aligned in 2025. Value of payout under PSP (audited) The table below shows the details of the 2022–2024 PSP vest for Fernando Fernandez. Number of shares granted Number of shares vested Value of vested shares (€’000) Awarded 11 March 2022 9,480 9,938 1,084 Awarded 28 October 2022 3,364 3,459 394 The number of shares vested includes dividend equivalents accrued through to 31 December 2024. The PLC share price used to calculate the value at vesting is at 13 February 2025 (£44.83), translated into euros using the exchange rate for 13 February 2025 (€1 = £0.8355). The estimated values attributable to share price growth since the awards were granted are €263,892 for the award made on 11 March 2022 and €49,664 for the award made on 28 October 2022. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT Unilever Annual Report and Accounts 2024 105

SCHEME INTERESTS AWARDED IN THE YEAR (AUDITED) PSP share awards made in 2024 Basis of award(a) The following numbers of performance shares were awarded on 8 March 2024 (vesting on or around 12 February 2027): CEO: PLC – 82,448 CFO: PLC – 41,893 Maximum vesting results in 200% of the above awards vesting. Dividend equivalents may be earned (in cash or additional shares) on the award when and to the extent that the award vests. Maximum face value of awards(b) CEO: €7,457,397 CFO: €3,789,164 Threshold vesting (% of target award) Four variously weighted long-term performance measures. See table below for details of vesting for threshold performance. Performance period 1 January 2024–31 December 2026 (with a requirement to hold vested shares for a further two-year retention period). Details of performance measures Performance measures: 2024–2026 PSP awards Performance measure Weighting Vesting at threshold Threshold Maximum (200% target) Underlying sales growth (USG) (average) 25% 50% 3.0% 6.0% Relative total shareholder return (TSR)(c) 30% 50% 10th (median) 5th (upper quartile) Underlying return on invested capital (average) 30% 0% 15.5% 17.5% Sustainability Progress Index (Committee assessment of SPI progress)(d)(e) 15% 0% Climate: The percentage change in greenhouse gas emissions (GHG) from energy and refrigerant use in our operations in the given period in the reporting year, in comparison to the same period in 2015.(f) -74% -76 % Nature: The total hectares of land, forests and oceans (as measured by ocean floor area) that Unilever programmes help protect and/or regenerate, reported annually as a cumulative total as at the end of the financial year. 900k hectares 1.1m hectares Plastics: The percentage change in the total tonnes of virgin plastics used in the packaging for our products, in the given period in the reporting year in comparison to the same period in 2019. -28% -32% Livelihoods: The percentage of our procurement spend in the financial year which is with suppliers who have signed the Living Wage promise by the end of that financial year. 45% 55% All measures are straight line between threshold and maximum. (a) Based on 200% of fixed pay for the CEO and 160% of fixed pay for the CFO. (b) Face values are calculated by multiplying the number of shares granted on 8 March 2024 (including decimals) by the share price on that day of PLC (£38.36), assuming maximum performance and therefore maximum vesting of 200% and then translating into euros using an average exchange rate over 2024 of €1 = £0.8481 (rounded). (c) The TSR peer group for 2024 consists of: Beiersdorf, Church & Dwight, Coca-Cola, Colgate-Palmolive, Danone, Estée Lauder, General Mills, Haleon, Henkel, Kenvue, Kimberly-Clark, Kraft Heinz, L’Oréal, Mondelēz, Nestlé, PepsiCo, Procter & Gamble, and Reckitt Benckiser. (d) From 2026, SPI targets exclude Ice Cream. (e) SPI measures unaudited. (f) Since setting the original emissions targets, Unilever has introduced an improved greenhouse gas (GHG) measurement methodology. To ensure alignment with our SBTi Scope 1 & 2 target, the Climate target has been updated to reflect this new methodology. The targets remain as stretching as originally intended. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT 106 Unilever Annual Report and Accounts 2024 Annual bonus deferral share awards made in 2024 Basis of award(a) The following numbers of annual bonus deferral shares were awarded on 22 March 2024: CEO: PLC – 11,036 CFO: PLC – 10,037 Annual bonus deferral shares accrue dividends. Face value of awards(b) CEO: €517,447 CFO: €470,606 Deferral period 22 March 2024–22 March 2027. Details of performance measures No performance measures. (a) Based on 50% of the net bonus for 2023 as set out on page 134 of the 2023 Directors’ Remuneration Report. (b) Face values are calculated by multiplying the number of shares granted on 22 March 2024 (including decimals) by the share price on that day of PLC (£39.77) and translating into euros using an average exchange rate over 2024 of €1 = £0.8481 (rounded). MINIMUM SHAREHOLDING REQUIREMENT AND EXECUTIVE DIRECTOR SHARE INTERESTS Executive Directors are required to build and retain a personal shareholding in Unilever within five years of their date of appointment to align their interests with those of Unilever’s shareholders. Executive Directors are required to maintain at least 100% of their minimum shareholding requirement for two years after leaving (or if less, their actual shareholding on the date of leaving). ULE members are required to build a shareholding of 400% of fixed pay (500% for the CEO). This requirement is 250% of fixed pay for the management layer below ULE. Incoming Executive Directors will be required to retain all shares vesting from any share awards made since their appointment (after deduction of tax) until their minimum shareholding requirements have been met in full. If Executive Directors fail to achieve 100% of the shareholding requirement by the relevant time, they are not permitted to sell any Unilever shares and Unilever retains the right to block the sale of their shares until the required level of shareholding has been obtained. Executive Directors’ shareholdings are ring-fenced to ensure they meet the minimum shareholding requirement, including for two years after leaving employment. This means that even if the shares are vested, they are blocked until the end of the minimum shareholding requirement period (excluding any shares above the minimum shareholding requirement). When calculating an Executive Director’s personal shareholding, the following methodology is used: ■ fixed pay at the date of measurement; ■ shares in PLC will qualify provided they are personally owned by the Executive Director, by a member of their immediate family, or by certain corporate bodies, trusts or partnerships, as required by law from time to time (each a ‘connected person’); ■ shares or entitlements to shares that are subject only to the Executive Director remaining in employment will qualify on a net of tax basis (including deferred bonus awards); and ■ shares awarded on a conditional basis will not qualify until the moment of vesting (i.e. once the precise number of shares is fixed after the vesting period has elapsed). The share price for the relevant measurement date will be based on the average closing share prices and the euro/sterling/US dollar exchange rates from the 61 calendar days prior to and including the measurement date. The table below shows the Executive Directors’ (and if applicable their ‘connected persons‘) interest in PLC ordinary shares and share ownership against the minimum shareholding requirements as at 31 December 2024. Executive Directors’ and their connected persons’ interests in shares and share ownership (Audited) Share ownership guideline as a % of fixed pay (as at 31 December 2024) Have guidelines been met (as at 31 December 2024) Actual share ownership as a % of fixed pay (as at 31 December 2024)(a) Shares held as at 1 January 2024 Shares held as at 31 December 2024(b) PLC PLC ADS PLC PLC ADS CEO: Hein Schumacher(c) 500% No 75% 5,491 0 24,811 0 CFO: Fernando Fernandez 400% Yes 1,468% 261,793 0 310,479 0 (a) Calculated based on the methodology set out above and the headline fixed pay for the CEO and CFO as at 31 December 2024. (b) PLC shares are ordinary 31/9p shares. Includes any accrued deferred bonus dividend shares that are reinvested. (c) Hein Schumacher was appointed on 1 June 2023 and had five years from the date of his appointment to achieve his personal shareholding requirement. As he has not met his required level, as noted on page 110, he is required to retain all shares owned for a period of two years post cessation. During the period between 1 January and 21 February 2025, the following changes in interests have occurred: ■ As detailed on page 105, on 13 February 2025, Fernando Fernandez acquired blocks of 9,938 PLC shares and 3,459 PLC shares following the vest of his 2022–24 PSP awards. ■ On 13 February 2025, Fernando Fernandez sold 13,397 PLC shares at a price of £44.41. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT Unilever Annual Report and Accounts 2024 107 The voting rights of the Directors (Executive and Non-Executive) and members of the ULE who hold interests in the share capital of PLC are the same as for other holders of the class of shares indicated. As at 21 February 2025, none of the Directors’ (Executive and Non-Executive) or other ULE members’ shareholdings amounted to more than 1% of the issued shares in that class of share (except Nelson Peltz, who owns 1.3% of the PLC issued share capital including via Trian Fund Management as a connected person). All shareholdings in the table above are beneficial. On page 79, the full share capital of PLC has been described. Pages 155 and 156 set out how many shares Unilever held to satisfy the awards under the share plans. Information in relation to outstanding share incentive awards (Audited) As at 31 December 2024, Hein Schumacher held awards over a total of 156,160 shares which are subject to performance conditions and a total of 11,036 bonus deferral shares which are not subject to performance conditions. Fernando Fernandez held awards over a total of 69,405 shares which are subject to performance conditions and a total of 18,234 bonus deferral shares which are not subject to performance conditions. The bonus deferral shares are included in the table on page 107 and the changes in 2024 are shown in the tables below. There are no awards of shares in the form of options. Annual bonus deferral shares (Audited) The following bonus deferral shares were outstanding at 31 December 2024 under the Unilever Share Plan 2017: Share type Balance of bonus deferral shares at 1 January 2024(a) Bonus deferral shares granted in 2024(b) Price at award Bonus deferral shares with restrictions removed Balance of bonus deferral shares at 31 December 2024(c) Hein Schumacher PLC 0 11,036 £39.77 0 11,036 Fernando Fernandez PLC 8,197 10,037 £39.77 0 18,234 (a) Hein Schumacher: There were no outstanding annual bonus deferral shares at 1 January 2024 as he was appointed CEO effective 1 June 2023. (b) Grant made on 22 March 2024 and vesting on or around 22 March 2027. (c) Annual bonus deferral shares accrue dividends and, if reinvested, are included in the share ownership table on page 107. PSP (Audited) The following conditional shares were outstanding at 31 December 2024 under the Unilever Share Plan 2017 and are subject to performance conditions: Balance of conditional shares at 1 January 2024 Conditional shares awarded in 2024 Balance of conditional shares at 31 December 2024 Share type No. of shares Performance period 1 January 2024 to 31 December 2026(a) Price at award Dividend shares accrued during the year(b) Vested in 2024(c) Price at vesting Additional shares earned in 2024 Shares lapsed(d) No. of shares Hein Schumacher PLC 69,433 82,448 £38.36 4,279 0 – 0 0 156,160 Fernando Fernandez PLC 34,491 41,893 £38.36 1,854 5,741 £39.81 0 3,092 69,405 (a) These grants were made on 8 March 2024 (vesting on or around 17 February 2027). (b) Reflects reinvested dividend equivalents accrued during 2024, subject to the same performance conditions as the underlying PSP shares. (c) The 2021 grant vested on 15 February 2024 at 65% for Fernando Fernandez (Executive Directors’ vested at 63%, but Fernando Fernandez was not an Executive Director for the 2021–2023 performance period). (d) As the 2021–2023 performance period had a 65% vest, the balance of shares were lapsed. Executive Directors’ service contracts Starting dates of our Executive Directors’ service contracts: ■ Hein Schumacher: 1 June 2023 (signed on 29 January 2023);(a) and ■ Fernando Fernandez: 1 January 2024 (signed 24 October 2023).(b) Service contracts are available for shareholders to view at the AGM or on request from the Group Secretary, and can be terminated with 12 months’ notice from Unilever or six months’ notice from the Executive Director. A payment in lieu of notice can be made of no more than one year’s fixed pay and other benefits. Other payments that can be made to Executive Directors in the event of loss of office are disclosed in our Remuneration Policy. See the remuneration topics section of our website for a copy of the Remuneration Policy. (a) Hein Schumacher began employment with Unilever on 1 June 2023 as CEO Designate and Executive Director and became CEO on 1 July 2023. (b) Amended on 24 February 2025 to reflect Fernando Fernandez's appointment as CEO with effect from 1 March 2025. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT 108 Unilever Annual Report and Accounts 2024 Payments to former Directors (Audited) The table below shows the 2024 payments to Paul Polman in accordance with arrangements made with him upon his stepping down as CEO on 31 December 2018 and his retirement from employment with Unilever effective 2 July 2019 (arrangements disclosed in the 2018 Directors’ Remuneration Report). Also shown are the 2024 payments to Alan Jope in accordance with arrangements made with him upon his stepping down as CEO on 1 July 2023 and his retirement from employment with Unilever effective 31 December 2023 (arrangements disclosed in the 2022 Directors’ Remuneration Report). Also shown are the 2024 payments to Graeme Pitkethly in accordance with arrangements made with him upon his stepping down as CFO on 31 December 2023 and his retirement from employment with Unilever effective 31 May 2024 (arrangements disclosed in the 2023 Directors’ Remuneration Report). Paul Polman (€) Alan Jope (€) Graeme Pitkethly (€) Fixed pay(a) 519,276 Benefits(b) 2,144 39,817 35,590 Total 2,144 39,817 554,866 (a) Fixed pay for the period up to 31 May 2024. (b) This includes tax preparation fees for Paul Polman and Alan Jope. For Graeme Pitkethly, it includes tax preparation fees and (for the period up to 31 May 2024) medical insurance cover and death and disability provision. As disclosed in the 2023 Directors’ Remuneration Report, Alan Jope and Graeme Pitkethly were entitled to receive their 2021–2023 PSP award, vesting on or around 7 May 2024. As the final values were not known, estimated values of these awards were provided in the 2023 Directors’ Remuneration Report on the basis that the awards vested at the average share price over Q4 2023 (£38.69) and translated into euros using the average exchange rate for Q4 2023 of €1 = £ 0.8668. The awards have since vested and the table below sets out the final restated values based on the share price at 7 May 2024 (£42.12) and exchange rate at 7 May 2024 of €1 = £0.8576. (€'000)(a) Alan Jope 2,120 Graeme Pitkethly 1,278 (a) The values shown are based on vested shares of 43,165 for Alan Jope and 26,013 for Graeme Pitkethly. These numbers include dividends awarded up to 7 May 2024. Payments for loss of office (Audited) Details of the leaving arrangements for Alan Jope and Graeme Pitkethly are set out in the 2022 and 2023 Directors’ Remuneration Reports respectively. As disclosed previously, both individuals left for retirement and as such, are being treated as good leavers. In-flight PSP long-term share incentive plans remain capable of vesting in accordance with the rules of the relevant plans on their vesting date. As set out in the Chair’s statement, the 2022–2024 PSP award for Alan Jope and the 2022–2024 PSP and 2023–2025 PSP awards for Graeme Pitkethly will not be pro-rated for time, subject to the Committee being satisfied that the individuals meet the appropriate conditions at each relevant vesting date. For Alan Jope the relevant condition was whether Alan's handover of duties was satisfactory, this was confirmed by the Committee in 2024. For Graeme Pitkethly the relevant condition is whether Graeme remains in retirement, this was confirmed as accurate at the point of vesting of the 2022-2024 PSP award. Therefore as set out in the Chair’s statement, the 2022–2024 PSP award vested on 13 February 2025 at 95% of the target opportunity. Details of the award values are set out below: Award 2022–2024 PSP Vesting date Number of shares vesting(a) Value of shares vesting (€'000)(b) Alan Jope 13 February 2025 81,171 4,355 Graeme Pitkethly 13 February 2025 48,916 2,625 (a) Calculated by multiplying the number of shares granted (including additional shares in respect of accrued dividends to 31 December 2024) by the level of vesting as set out on page 99. (b) Calculated by multiplying the number of vested shares by the closing share price on 13 February 2025 (£44.83). Values have been translated into euros using the exchange rate at 13 February 2025 (€1 = £0.8355). Graeme Pitkethly received a retirement gift worth £5,500 (€6,485 rounded), which is disclosed in accordance with the Directors’ Remuneration Policy for gifts worth over £5,000. The value has been translated into EUR using the average exchange rate over 2024 (£1 = €1.1791). Leaving arrangements for Hein Schumacher As announced on 25 February 2025, Hein Schumacher stepped down as CEO and Executive Director with effect from 1 March 2025 and will remain employed until 31 May 2025. Hein’s departure is through a mutual agreement, and he will be treated as a good leaver. All payments will be in line with our Remuneration Policy. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT Unilever Annual Report and Accounts 2024 109

On this basis, and in accordance with his service agreement and our Remuneration Policy, Hein: ■ Will receive fixed pay and benefits to 31 May 2025. ■ Will receive a payment in lieu of notice, the amount of which will be equal to fixed pay for the remainder of his notice period to 24 February 2026. ■ Remains eligible to receive a bonus in respect of the period to 30 April 2025 based on Company performance. This will be payable 50% in cash and 50% in shares deferred for a period of three years in line with the Policy for incumbent directors. ■ Will not receive a 2025 PSP award. ■ Will be treated as a good leaver and unvested deferred bonus awards will continue to vest on the normal timescale. ■ Will be treated as a good leaver and in-flight PSP awards (2023 and 2024 PSP) will continue to be eligible to vest, pro-rated for time served to 31 May 2025, subject to Company performance. Awards will vest in line with the normal timelines and will continue to be subject to a two-year holding period. ■ Will receive a capped contribution towards relocation support to move back to the Netherlands, and legal and outplacement costs. ■ Will continue to benefit from private medical insurance coverage for himself and his family until the end of the policy year (31 December 2025). ■ Will remain subject to his shareholding requirement. As he has not yet met his required level, he is required to retain all shares owned for a period of two years post cessation. IMPLEMENTATION OF THE REMUNERATION POLICY FOR NON-EXECUTIVE DIRECTORS (AUDITED) As explained in the Chair’s letter on page 97, the Board has decided to increase the fee for the Chair to £725,000 per year, effective 1 April 2025. The other Non-Executive Director fees will be reviewed in the first half of 2025 and any changes reported in the Directors’ Remuneration Report 2025. Non-Executive Director fees are set and paid in GBP. The table below outlines the current fee structure shown in our reporting currency of EUR and GBP, using the average exchange rate over 2024 (£1 = €1.1791) (rounded). 2025 2024 Roles and responsibilities Annual Fee € Annual Fee £ Annual Fee € Annual Fee £ Basic Non-Executive Director Fee 112,015 95,000 112,015 95,000 Chair (all-inclusive)(a) 854,848 725,000 778,206 660,000 Senior Independent Director (modular) 47,164 40,000 47,164 40,000 Member of Nominating and Corporate Governance Committee 17,687 15,000 17,687 15,000 Member of Compensation Committee 23,582 20,000 23,582 20,000 Member of Corporate Responsibility Committee 23,582 20,000 23,582 20,000 Member of Audit Committee 29,478 25,000 29,478 25,000 Chair of Nominating and Corporate Governance Committee 35,373 30,000 35,373 30,000 Chair of Compensation Committee 41,269 35,000 41,269 35,000 Chair of Corporate Responsibility Committee 41,269 35,000 41,269 35,000 Chair of Audit Committee 47,164 40,000 47,164 40,000 (a) Increased from £660,000 per year to £725,000 per year effective from 1 April 2025. The pro rated amount to be paid in 2025 will be £708,750 (€835,687). All reasonable travel and other expenses incurred by Non-Executive Directors in the course of performing their duties are considered to be business expenses and so are reimbursed. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT 110 Unilever Annual Report and Accounts 2024 SINGLE FIGURE OF REMUNERATION IN 2024 FOR NON-EXECUTIVE DIRECTORS (AUDITED) The table below shows a single figure of remuneration for each of our Non-Executive Directors for the years 2023 and 2024. Non-Executive Director 2024 2023 Fees(a) €'000 Benefits(b) €'000 Total remuneration €'000 Fees(a) €'000 Benefits(b) €'000 Total remuneration €'000 Nils Andersen(c) 52 2 54 708 37 745 Judith Hartmann(d) 52 – 52 146 21 167 Adrian Hennah(e) 171 – 171 155 22 177 Andrea Jung(f) 218 – 218 213 – 213 Susan Kilsby(g) 169 – 169 138 2 140 Ruby Lu(h) 157 – 157 142 – 142 Strive Masiyiwa(i) 52 – 52 149 – 149 Judith McKenna(j) 125 – 125 – – – Ian Meakins(k) 778 – 778 91 – 91 Youngme Moon(l) 46 – 46 132 – 132 Nelson Peltz(m) 136 – 136 132 – 132 Hein Schumacher(n) – – – 57 2 59 Total 1,956 2 1,958 2,063 84 2,147 (a) Where relevant, amounts for 2023 have been translated into euros using the average exchange rate over 2023 (£1 = €1.1494). Amounts for 2024 have been translated into euros using the average exchange rate over 2024 (£1 = €1.1791). (b) The only benefit received relates to travel by spouses or partners where they are invited by Unilever. (c) Nils Andersen was Chair, Chair of the Nominating and Corporate Governance Committee and Member of the Compensation Committee until 1 December 2023. From 1 December 2023, Member of the Nominating and Corporate Governance Committee and Compensation Committee. Retired from the Board at the May 2024 AGM. (d) Judith Hartmann was Member of the Audit Committee until 3 May 2023 and then Member of the Nominating and Corporate Governance Committee and Compensation Committee. Retired from the Board at the May 2024 AGM. (e) Adrian Hennah was Chair of the Audit Committee from 4 May 2022 and Member of the Nominating and Corporate Governance Committee from 1 May 2024. (f) Andrea Jung was Vice Chair, Senior Independent Director, Member of the Nominating and Corporate Governance Committee and Chair of the Compensation Committee. (g) Susan Kilsby was Member of the Audit Committee and from 1 May 2024, Chair of the Corporate Responsibility Committee. (h) Ruby Lu was Member of the Compensation Committee and Nominating and Corporate Governance Committee until 3 May 2023 and then Member of the Audit Committee. Member of the Corporate Responsibility Committee from 1 May 2024. (i) Strive Masiyiwa was Chair of the Corporate Responsibility Committee. Retired from the Board at the May 2024 AGM. (j) Judith McKenna was appointed to the Board from 1 March 2024 and Member of both the Corporate Responsibility and Compensation Committees from 1 May 2024. (k) Ian Meakins was appointed to the Board from 1 September 2023 and Chair, Chair of the Nominating and Corporate Governance Committee and Member of the Compensation Committee from 1 December 2023. (l) Youngme Moon was Member of the Corporate Responsibility Committee. Retired from the Board at the May 2024 AGM. (m) Nelson Peltz was Member of the Compensation Committee. (n) Hein Schumacher was appointed to the Board and Member of the Audit Committee from 4 October 2022 to 31 May 2023, following which he was appointed as an Executive Director. We do not grant our Non-Executive Directors any personal loans or guarantees or any variable remuneration, nor are they entitled to any severance payments. PERCENTAGE CHANGE IN REMUNERATION OF NON-EXECUTIVE DIRECTORS (AUDITED) The table below shows the five-year history of year-on-year percentage change for fees and other benefits for the Non-Executive Directors who were Non-Executive Directors at any point during 2024. Please see page 115 for a comparison of the percentage change in remuneration of PLC employees. Total Remuneration(a) Non-Executive Director % change from 2023 to 2024 % change from 2022 to 2023 % change from 2021 to 2022 % change from 2020 to 2021 % change from 2019 to 2020 Nils Andersen(b) -92.8 -6.1 5.0 -3.0 253.9 Judith Hartmann(c) -68.9 30.5 1.6 -3.0 -11.4 Adrian Hennah(d) -3.4 26.4 566.7 – – Andrea Jung 2.4 6.5 11.1 32.8 11.8 Susan Kilsby(e) 20.7 -9.1 22.2 -3.0 144.0 Ruby Lu(f) 10.6 -7.8 569.6 – – Strive Masiyiwa(g) -65.1 10.4 0.7 -3.0 -0.9 Judith McKenna(h) n/a – – – – Ian Meakins(i) 755.0 – – – – Youngme Moon(j) -65.2 -17.0 20.5 -21.4 -0.8 Nelson Peltz 3.0 144.4 – – – (a) Non-Executive Directors receive an annual fixed fee and do not receive any Company performance-related payments. Therefore, the year-on-year % changes are mainly due to changes in committee chair or memberships, mid-year appointments or retirements, fee increases (as disclosed in applicable Directors’ Remuneration Reports), travel costs and changes in the average sterling-to-euro exchange rate. The only benefit received relates to travel by spouses or partners where they are invited by Unilever. (b) Nils Andersen retired from the Board at the 2024 AGM, hence the decrease from 2023 to 2024. (c) Judith Hartmann retired from the Board at the 2024 AGM, hence the decrease from 2023 to 2024. (d) Adrian Hennah became a Member of the Nominating and Corporate Governance Committee from 1 May 2024 but a reduction in spouse/partner travel costs results in a fee reduction from 2023 to 2024. (e) Susan Kilsby became Chair of the Corporate Responsibility Committee from 1 May 2024, hence the increase from 2023 to 2024. (f) Ruby Lu became a Member of the Corporate Responsibility Committee from 1 May 2024, hence the increase from 2023 to 2024. (g) Strive Masiyiwa retired from the Board at the 2024 AGM, hence the decrease from 2023 to 2024. (h) Judith McKenna was appointed to the Board from 1 March 2024 and became a Member of the Corporate Responsibility and Compensation Committees from 1 May 2024. (i) Ian Meakins was appointed to the Board from 1 September 2023 and Chair, Chair of the Nominating and Corporate Governance Committee and member of the Compensation Committee from 1 December 2023. Hence the increase from 2023 to 2024. (j) Youngme Moon retired from the Board at the May 2024 AGM, hence the decrease from 2023 to 2024. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT Unilever Annual Report and Accounts 2024 111 Non-Executive Directors’ interests in shares (Audited) Non-Executive Directors are encouraged to build up a personal shareholding of at least 100% of their annual fees over the five years from appointment. The table below shows the interests in Unilever PLC ordinary shares as at 1 January 2024 and 31 December 2024 of Non-Executive Directors and their connected persons. This is set against the minimum shareholding recommendation. There has been no change in these interests between 1 January 2025 and 21 February 2025. Non-Executive Director Share type Shares held at 31 December 2024(a) Share type Shares held at 1 January 2024 Actual share ownership as a % of NED fees (as at 31 December 2024) Nils Andersen(b) PLC 21,014 PLC 21,014 2,267 Judith Hartmann(b) PLC 2,500 PLC 2,500 270 Adrian Hennah(c) PLC 4,000 PLC 4,000 130 Andrea Jung(c) PLC 4,576 PLC 4,576 117 Susan Kilsby PLC 2,250 PLC 2,250 74 Ruby Lu n/a – n/a – 0 Strive Masiyiwa(b) PLC 3,530 PLC 3,530 381 Judith McKenna(d) n/a – n/a – 0 Ian Meakins(e) PLC 26,036 n/a 26,036 186 Youngme Moon(b) PLC ADS(g) 3,500 PLC ADS 3,500 425 Nelson Peltz(f) PLC 32,758,695 PLC 36,619,370 1,342,141 (a) Date of retirement from the Board if earlier than 31 December 2024. (b) Increase in share ownership as a percentage of fee from 2023 to 2024 is due to a reduction in fee, as set out on page 111 and an increase in share price. (c) Increase in share ownership as a percentage of fee from 2023 to 2024 is due to an increase in share price. (d) Appointed to the Board from 1 March 2024 and confirmed at the 2024 AGM. (e) Decrease in share ownership as a percentage of fee is because the fee for 2023 reflected only four months’ service on the Board (one month as Chair). (f) Share ownership also includes shares held by Trian Fund Management as a connected person. The number of shares held has reduced but share ownership as a percentage of fee has increased due to a higher share price. (g) American Depositary Shares (ADS), refer to page 64 for details of Unilever’s structure. Non-Executive Directors’ letters of appointment All Non-Executive Directors were reappointed to the Board at the 2024 AGM.(a) Non-Executive Director Date first appointed to the Board Effective date of current appointment(b) Adrian Hennah 1 November 2021 1 May 2024 Andrea Jung 2 May 2018 1 May 2024 Susan Kilsby 1 August 2019 1 May 2024 Ruby Lu 1 November 2021 1 May 2024 Judith McKenna 1 March 2024 1 May 2024 Ian Meakins 1 September 2023 1 May 2024 Nelson Peltz 20 July 2022 1 May 2024 (a) As noted on page 82, Nils Andersen, Judith Hartmann, Strive Masiyiwa and Youngme Moon retired from the Board at the 2024 AGM. Judith McKenna was appointed to the Board with effect from 1 March 2024 and confirmed at the 2024 AGM. (b) The unexpired term for all Non-Executive Directors’ letters of appointment is the period up to the 2025 AGM, as they all, unless they are retiring, submit themselves for annual reappointment. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT 112 Unilever Annual Report and Accounts 2024 Other disclosures related to Directors’ remuneration (Unaudited) Unilever regularly looks at pay ratios throughout the Group, and the pay ratio between each work level (WL in the table below), and we have disclosed this for a number of years. The table below provides a detailed breakdown of the fixed and variable pay elements for each of our UK work levels, showing how each work level compares to the CEO and CFO in 2024 (with equivalent figures from 2023 for comparison purposes). For the purposes of the CEO, the 2023 data is the total of fixed pay and variable pay for Alan Jope and Hein Schumacher, as set out in the single figure table for Executive Directors on page 132 of the 2023 Directors’ Remuneration Report. Figures for the CFO are calculated using the applicable 2024 data for Fernando Fernandez from the single figure table on page 103 and the 2023 data for Graeme Pitkethly from the single figure table on page 132 of the 2023 Directors’ Remuneration Report. CEO/CFO Pay Ratio Comparison (split by fixed pay and benefits/variable pay) 2024 Fixed pay and benefits 2024 Variable pay 2023 Fixed pay and benefits 2023 Variable pay The year-on-year comparison reflects a change in fixed pay for the Executive Directors in 2024. The CEO fixed pay (including benefits) is lower than in 2023, as fixed pay for Alan Jope and Hein Schumacher (as set out on page 132 of the 2023 Directors’ Remuneration Report) are both counted for the 2023 comparator. The CFO fixed pay is higher than in 2023 due to relocation costs. The proportion of variable pay for the CEO is lower in 2024 than in 2023, as while bonus is higher, he was not eligible for 2022–2024 PSP, having been appointed on 1 June 2023. In 2023, the CEO variable pay included Hein Schumacher’s buyout share awards but not Alan Jope’s MCIP and PSP awards, which were included in the payment on loss of office table (as set out on page 144 of the 2023 Directors’ Remuneration Report). The CFO variable pay in 2024 includes PSP awards granted prior to his appointment as an Executive Director and are less than the MCIP and PSP awards in the 2023 number for Graeme Pitkethly. Directors have a higher weighting on performance-related pay compared to other employees. The numbers are further impacted by fluctuations in the exchange rates used to convert pay elements denominated in pounds sterling to euros for reporting purposes. Where relevant, amounts for 2023 have been translated using the average exchange rate over 2023 (€1 = £0.8700), and amounts for 2024 have been translated using the average exchange rate over 2024 (€1 = £0.8481). Annual bonus and PSP for UK employees were calculated using: ■ target annual bonus values considered for the respective year; ■ PSP values (in 2023 and 2024) calculated at target for the relevant work level of employees, i.e. 50% of target bonus for WL2 employees and 100% of target bonus for WL3–6 employees; and ■ MCIP values (in 2023 only) calculated at an appropriate average for the relevant work level of employees, i.e. an average 20% investment of bonus for WL2 employees, 45% for WL3 employees, 60% for WL4–5 employees, and 100% for WL6 employees. Fixed pay figures reflect all elements of pay (including allowances) and benefits paid in cash. The data disclosed excludes employees who are not integrated into Unilever’s global reward structure and human resources information system. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS DIRECTORS’ REMUNERATION REPORT Unilever Annual Report and Accounts 2024 113 WL1 WL2 WL3 WL4 WL5 WL6 CFO CEO CEO = 96.3 x WL1 I CFO = 83.9 x WL1 CEO = 83.7 x WL1 I CFO = 77.2 x WL1 CEO = 50.8 x WL2 I CFO = 44.3 x WL2 CEO = 44.9 x WL2 I CFO = 41.5 x WL2 CEO = 21.1 x WL3 I CFO = 18.4 x WL3 CEO = 20.5 x WL3 I CFO = 18.9 x WL3 CEO = 9.5 x WL4 I CFO = 8.2 x WL4 CEO = 9.7 x WL4 I CFO = 9 x WL4 CEO = 4.1 x WL5 I CFO = 3.6 x WL5 CEO = 4.1 x WL5 I CFO = 3.8 x WL5 CEO = 1.4 x WL6 I CFO = 1.2 x WL6 CEO = 1.8 x WL6 I CFO = 1.6 x WL6 CEO = 1.1 x CFO CEO = 1.1 x CFO €0m €1m €2m €3m €4m €5m €6m €7m

STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS

DIRECTORS' REMUNERATION REPORT

## CEO pay ratio comparison

The table below is included to meet UK requirements and shows how pay for the CEO compares to our UK employees at the 25th percentile, median and 75th percentile.

| Year | | 25th percentile | Median percentile | 75th percentile |
|---|---|---|---|---|
| **Year ended 31 December 2024** | Salary: | **£39,179** | **£47,699** | **£66,057** |
| | Pay and benefits: | **£53,620** | **£66,215** | **£100,517** |
| | Pay ratio (Option A): | **88:1** | **71:1** | **47:1** |
| Year ended 31 December 2023 | Salary: | £40,968 | £49,224 | £67,565 |
| | Pay and benefits: | £52,551 | £65,305 | £103,527 |
| | Pay ratio (Option A): | 100:1 | 81:1 | 51:1 |
| Year ended 31 December 2022 | Salary: | £36,802 | £44,478 | £60,788 |
| | Pay and benefits: | £49,868 | £61,553 | £93,612 |
| | Pay ratio (Option A): | 92:1 | 75:1 | 49:1 |
| Year ended 31 December 2021 | Salary: | £34,560 | £42,668 | £58,869 |
| | Pay and benefits: | £48,229 | £60,306 | £90,335 |
| | Pay ratio (Option A): | 87:1 | 70:1 | 47:1 |
| Year ended 31 December 2020 | Salary: | £34,298 | £41,010 | £55,000 |
| | Pay and benefits: | £45,713 | £55,751 | £80,670 |
| | Pay ratio (Option A): | 67:1 | 55:1 | 38:1 |

Option A was used to calculate the pay and benefits of the 25th percentile, median and 75th percentile UK employees because the data was readily available for all UK employees of the Group and Option A is the most accurate method (as it is based on total full-time equivalent total reward for all UK employees for the relevant financial year). Figures are calculated by reference to 31 December 2024 (full-time equivalent), and the respective salary and pay and benefits figures for each quartile are set out in the table above. Benefits for UK employees include any pension, but pension is excluded for Executive Directors as they are not entitled to pension benefits under the Remuneration Policy. The data disclosed excludes employees who are not integrated into Unilever's global reward structure and human resources information system.

Variable pay figures for the UK employees are calculated on the basis set out in the paragraph for other work levels below the 'CEO/CFO pay ratio comparison' table on page 113. The reason for this is it would be unduly onerous to recalculate these figures when, based on a sample, the impact of such recalculation is expected to be minimal.

The median pay ratio has decreased in 2024 due to lower variable pay for the CEO. Although the bonus outcome for 2024 is higher than in 2023, the CEO is not eligible for 2022–2024 PSP and the 2023 comparator includes the buyout share award, as set out in the single figure table for Executive Directors on page 132 of the 2023 Directors' Remuneration Report. Variable pay makes up a higher proportion of remuneration for the CEO compared to other employees. The pay, reward and progression policies within Unilever are consistent as the Remuneration Policy is applicable across our circa 15,000 managers throughout the business worldwide.

We are also required to show additional disclosures on the rates of change in pay year-on-year. The pay ratios set out above are more meaningful as they compare to the pay of all of our UK employees. By contrast, the regulations require us to show the percentages below based on employees of our PLC top company only, which forms a relatively small and unrepresentative proportion of our total UK workforce. So, while operationally we may pay greater attention to our internal pay ratios (included above in the 'CEO/CFO pay ratio comparison' table on page 113, these required figures are set out on page 115.

Information on Unilever's gender pay gap % (2024) can be found under Own Workforce on page 277.

114 **Unilever** Annual Report and Accounts 2024

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## Percentage change in remuneration of Executive Directors (CEO/CFO)

The table below shows the five-year history of year-on-year percentage change for fixed pay, other benefits (excluding pension) and bonus for the CEO and CFO and PLC's employees (based on total full-time equivalent total reward for the relevant financial year) pursuant to UK requirements. The figures for the Executive Directors are calculated based on the single figure table on page 103. There is no data for Fernando Fernandez as he was appointed CFO on 1 January 2024 and there is no prior year comparator.

The respective changes in fees for our Non-Executive Directors are included in the table 'Percentage change in remuneration of Non-Executive Directors' on page 111.

| | | Fixed pay | Other benefits (not including pension) | Bonus |
|---|---|---|---|---|
| **% change from 2023 to 2024** | CEO: Hein Schumacher[a] | **71.5%** | **1.6%** | **81.8%** |
| | CFO: Fernando Fernandez | **n/a** | **n/a** | **n/a** |
| | PLC employees[b] | **12.2%** | **26.8%** | **20.3%** |
| **% change from 2022 to 2023** | CEO: Alan Jope | -50.0% | -56.9% | -56.8% |
| | CEO: Hein Schumacher | 3480.6% | n/a | n/a |
| | CFO | 6.0% | 31.3% | -8.3% |
| | PLC employees | 0.2% | -12.1% | -19.2% |
| **% change from 2021 to 2022** | CEO | 1.8% | 34.2% | 67.0% |
| | CFO | 1.7% | 2.1% | 67.0% |
| | PLC employees | -4.3% | 7.4% | 57.0% |
| **% change from 2020 to 2021** | CEO | 1.7% | 35.7% | 71.6% |
| | CFO | 1.8% | 23.7% | 71.7% |
| | PLC employees | -19.3% | -2.2% | -10.6% |
| **% change from 2019 to 2020** | CEO | 4.0% | 36.6% | -39.1% |
| | CFO | 3.0% | 40.7% | -39.7% |
| | PLC employees | 1.7% | 30.2% | -3.0% |

(a) The increase in fixed pay for Hein Schumacher is because he was appointed on 1 June 2023 (and became CEO on 1 July 2023) and the 2023 figure is pro-rated to the date of his appointment. The change in benefits also reflects full-year numbers in 2024 compared to pro-rated numbers in 2023, but with lower relocation costs. The change in bonus reflects the pro-ration in 2023 and the higher outcome of 122% in 2024 compared to 115% outcome in 2023. All figures are based on those in the single figure table on page 103.

(b) For the PLC employees, fixed pay numbers include cash-related benefits employees receive as part of their total compensation, to ensure we can accurately compare fixed pay for them against that of the CEO and CFO. Such cash-related benefits include benefits envelope adjustment, transport allowance and fixed pay protection allowance. The increase in benefits reflects higher medical costs and the increase in annual bonus reflects a bonus pool of 122% for 2024 compared to the equivalent bonus pool of 115% for 2023. Figures are also affected by changes in the average sterling-to-euro exchange rate, as well as changes in the number of employees, including changes in ULE membership. The data disclosed excludes employees who are not integrated into Unilever's global reward structure and human resources information system.

Unilever Annual Report and Accounts 2024 115

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DIRECTORS' REMUNERATION REPORT

## RELATIVE IMPORTANCE OF SPEND ON PAY

The chart below shows the relative spend on pay compared with dividends paid to Unilever shareholders and underlying earnings. Underlying earnings represents the underlying profit attributable to Unilever shareholders and provides a good reference point to compare spend on pay. The chart shows the percentage of movement in underlying earnings, dividends and total staff costs versus the previous year.



Underlying earnings[a]
13.5%
0.3%
Dividends and buyback[b]
-0.1%
-0.5%
Total staff costs
4.1%
-2.1%
€0m
€1,000m
€2,000m
€3,000m
€4,000m
€5,000m
€6,000m
€7,000m
€8,000m
2024
2023

(a) In calculating underlying profit attributable to shareholders, net profit attributable to shareholders is adjusted to eliminate the post-tax impact of non-underlying items in operating profit and any other significant unusual terms within net profit but not operating profit (see note 7 on page 159 for details).
(b) Includes share buyback of €1,508m in 2024 and €1,507m in 2023.

## CEO single figure ten-year history

The table below shows the ten-year history of the CEO single figure of total remuneration.

| | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | **2024** |
|---|---|---|---|---|---|---|---|---|---|---|
| CEO single figure of total remuneration (€'000)[a] | 10,296 | 8,370 | 11,661 | 11,726 | 4,894 | 3,447 | 4,890 | 5,395 | 6,070 | **5,552** |
| Annual bonus award rates against maximum opportunity | 92% | 92% | 100% | 51% | 55% | 32% | 54% | 89% | 77% | **81%** |
| GSIP performance shares vesting rates against maximum opportunity | 49% | 35% | 74% | 66% | 60% | n/a | n/a | n/a | n/a | **n/a** |
| MCIP matching shares vesting rates against maximum opportunity[b] | 65% | 47% | 99% | 88% | n/a | 42% | 44% | 35% | 44% | **n/a** |
| PSP performance shares vesting rates against maximum opportunity[c] | n/a | n/a | n/a | n/a | n/a | n/a | n/a | n/a | 32% | **n/a** |

(a) 2023 figure is based on combined single figure of remuneration for Alan Jope and Hein Schumacher, as set out on page 132 of the 2023 Directors' Remuneration Report.
(b) Final MCIP performance period ended in 2023.
(c) Hein Schumacher is not eligible for a vesting under the 2022–24 PSP as he was appointed CEO on 1 June 2023.

116 **Unilever** Annual Report and Accounts 2024

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DIRECTORS' REMUNERATION REPORT

### Ten-year historical total shareholder return (TSR) performance

The graph below includes growth in the value of a hypothetical £100 investment over ten years' FTSE 100 comparison based on 30-trading-day average values.

The graph below shows Unilever's performance against the FTSE 100 Index, which is the most relevant index in the UK where we have our principal listing. Unilever is a constituent of this index.

## TEN-YEAR HISTORICAL TSR PERFORMANCE


400
350
300
250
200
150
100
50
Value of hypothetical £/€ holding
Dec 14
Dec 15
Dec 16
Dec 17
Dec 18
Dec 19
Dec 20
Dec 21
Dec 22
Dec 23
Dec 24
Unilever PLC
FTSE 100

## Shareholder voting

Unilever remains committed to ongoing shareholder dialogue and takes an active interest in voting outcomes. In the event of a substantial vote against a resolution in relation to Directors' remuneration, Unilever would seek to understand the reasons for any such vote and would set out in the following Annual Report and Accounts any actions in response to it, as we did in 2023. The following table sets out the actual voting in respect of the 2023 Directors' Remuneration Report and 2024 Remuneration Policy.

| Voting outcome | For | Against | Withheld |
|---|---|---|---|
| **2024 Directors' Remuneration Policy (2024 AGM)** | **97.69%** | 2.31% | 2,918,626 |
| **2023 Directors' Remuneration Report (2024 AGM)** | **97.96%** | 2.04% | 2,966,904 |

The Directors' Remuneration Report has been approved by the Board, and signed on its behalf by Maria Varsellona, Chief Legal Officer and Group Secretary.

**Unilever** Annual Report and Accounts 2024 117

Vaseline
PRO VITA B3
SERUM-BURST LOTION
LUMINOUS GLOW
10x ANTIOXIDANT POWER OF VITAMIN C
VITAMIN B3
HYALURONIC ACID
VITAMIN E
WEIGHTLESS HYDRATION
7.5 FL OZ/222mL
Vaseline
PRO VITA B3
SERUM-BURST LOTION
SUPPLE & SOFT
10x ANTIOXIDANT POWER OF VITAMIN C
VITAMIN B3
HYALURONIC ACID
PEPTIDES
WEIGHTLESS HYDRATION
7.5 FL OZ/222mL

118 **Unilever** Annual Report and Accounts 2024





# Financial Statements

120 Statement of Directors' Responsibilities

121 KPMG LLP's Independent Auditor's Report

138 Consolidated Financial Statements Unilever Group

142 Notes to the Consolidated Financial Statements

192 Company Accounts Unilever PLC

195 Notes to the Company Accounts Unilever PLC

200 Group Companies

211 Shareholder information – Financial calendar

212 Additional Information for US Listing Purposes

**Unilever** Annual Report and Accounts 2024 119

STRATEGIC REPORT CORPORATE GOVERNANCE **FINANCIAL STATEMENTS** SUSTAINABILITY STATEMENTS

# Statement of Directors' Responsibilities

## ANNUAL ACCOUNTS

The Directors are responsible for preparing the Annual Report and Accounts in accordance with applicable law and regulations. The Directors are also required by the UK Companies Act 2006 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Unilever Group and PLC as at the end of the financial year and of the profit or loss and cash flows for that year.

The Directors consider that, in preparing the accounts, the Group and PLC have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and UK-adopted international accounting standards, which they consider to be applicable have been followed. In accordance with Disclosure Guidance and Transparency Rule ('DTR') 4.1.5R and 4.1.16R, the financial statements will form part of the annual financial report prepared using the single electronic reporting format under DTR 4.1.17R and 4.1.18R. The auditor's report on these financial statements provides no assurance over whether the annual financial report has been prepared in accordance with those requirements. The Directors are also responsible for preparing the Annual Report and Accounts including the consolidated financial statements in the European single electronic format in accordance with the requirements as set out in Commission Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format.

The Directors have responsibility for ensuring that PLC keep accounting records which disclose with reasonable accuracy their financial position and which enable the Directors to ensure that the accounts comply with all relevant legislation. They are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group, and to prevent and detect fraud and other irregularities.

This statement, which should be read in conjunction with the Independent Auditor's Report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

A copy of the financial statements of the Unilever Group is placed on our website at www.unilever.com/investorrelations. The maintenance and integrity of the website are the responsibility of the Directors, and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website. Legislation in the UK and the Netherlands governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

## INDEPENDENT AUDITORS AND DISCLOSURE OF INFORMATION TO AUDITORS

UK law sets out additional responsibilities for the Directors of PLC regarding disclosure of information to auditors. To the best of each of the Directors' knowledge and belief, and having made appropriate enquiries, all information relevant to enabling the auditors to provide their opinions on PLC's consolidated and parent company accounts has been provided. Each of the Directors has taken all reasonable steps to ensure their awareness of any relevant audit information and to establish that Unilever PLC's auditors are aware of any such information.

## DIRECTORS' RESPONSIBILITY STATEMENT

Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent Company and of the Group's profit or loss for that period.

Under applicable law and regulations, the directors are also responsible for preparing a Strategic Report, Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that complies with that law and those regulations.

Each of the Directors confirms that, to the best of his or her knowledge:

- The Unilever Annual Report and Accounts 2024, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy;
- The financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and UK-adopted international accounting standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- The Management Report includes a fair review of the development and performance of the business and the position of PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

The Directors and their roles are listed on pages 66 to 69.

## GOING CONCERN

The activities of the Group, together with the factors likely to affect its future development, performance, the financial position of the Group, its cash flows, liquidity position and borrowing facilities are described on pages 1 to 47. In addition, we describe in notes 15 to 18 on pages 169 to 184 the Group's objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities, and its exposures to credit and liquidity risk. Although not assessed over the same period as going concern, the viability of the Group has been assessed on page 60.

The Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world. As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully for at least 12 months from the date of approval of the financial statements.

After making enquiries, the Directors consider it appropriate to adopt the going concern basis of accounting in preparing this Annual Report and Accounts.

## INTERNAL AND DISCLOSURE CONTROLS AND PROCEDURES

Please refer to pages 52 to 59 for a discussion of Unilever's principal risk factors and to pages 51 to 60 for commentary on the Group's approach to risk management and control.

120 **Unilever** Annual Report and Accounts 2024

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# KPMG LLP's Independent Auditor's Report

## To the members of Unilever PLC

### 1. Our opinion is unmodified

In our opinion the financial statements:
- give a true and fair view of the state of the Group's and of the Parent Company's affairs as at 31 December 2024, and of the Group's and Parent Company's profit for the year then ended;
- have been properly prepared in accordance with UK-adopted international accounting standards; and
- have been prepared in accordance with the requirements of the Companies Act 2006.

### What our opinion covers

We have audited the Group and Parent Company financial statements of Unilever PLC ("the Company") for the year ended 31 December 2024 (FY24) included in the Unilever Annual Report and Accounts 2024, which comprise:

| Group | Parent Company (Unilever PLC) |
|---|---|
| ▪ Consolidated income statement;<br>▪ Consolidated statement of comprehensive income;<br>▪ Consolidated statement of changes in equity;<br>▪ Consolidated balance sheet;<br>▪ Consolidated cash flow statements; and<br>▪ Notes 1 to 27 to the Group financial statements, including the accounting information and policies in note 1. | ▪ Income statement;<br>▪ Statement of comprehensive income;<br>▪ Statement of changes in equity;<br>▪ Balance sheet;<br>▪ Statement of cash flows; and<br>▪ Notes 1 to 15 to the Parent Company financial statements, including the accounting information and policies. |

### Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities are described below. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinion. Our audit opinion and matters included in this report are consistent with those discussed and included in our reporting to the Audit Committee ("AC").

We have fulfilled our ethical responsibilities under, and we remain independent of the Group in accordance with, UK ethical requirements including the FRC Ethical Standard as applied to listed public interest entities.

## 2. Overview of our Audit

**Factors driving our view of risks**

Following the conclusion of our FY23 audit, and considering developments affecting the Group since then, we have performed a risk assessment for our FY24 audit.

The Growth Action Plan released in late 2023 gained momentum in FY24. The Group focused on three priorities: delivering faster growth, driving productivity and simplicity, and adopting a strong performance focus in the Group. Positive contributions from volume leverage and mix coupled with lower material costs and carry-over pricing from prior year (i.e. period of higher inflation), together with the broader impact on margin and operating profit were areas considered during the risk assessment. We continue to have a focus on revenue recognition and, more specifically, the recognition of discounts (which is netted against revenue) as a Key Audit Matter (see 4.1 below).

We have not observed a change in the risk associated with the Indirect tax contingent liabilities in Brazil, as further discussed in 4.2 below.

The carrying amount of Investment in subsidiaries held at cost in Unilever PLC's accounts continues to be a material proportion of its total company assets and hence continues to be a Key Audit Matter for Unilever PLC accounts only (see 4.3 below).

| Key Audit Matters | Vs FY23 | Item |
|---|---|---|
| Revenue Recognition – Rebates (Group) | ↔ | 4.1 |
| Indirect tax contingent liabilities in Brazil (Group) | ↔ | 4.2 |
| Investments in subsidiaries (Parent) | ↔ | 4.3 |

**Unilever** Annual Report and Accounts 2024 121

2. Overview of our Audit (continued) Audit Committee Interaction During the year, the AC met 9 times. KPMG are invited to attend all AC meetings and are provided with an opportunity to meet with the AC in private sessions without the Executive Directors being present. For each Key Audit Matter, we have set out communications with the AC in section 4, including matters that required particular judgement for each. The matters included in the Report of the Audit Committee on page 86 are materially consistent with our observations of those meetings. Our Independence We have fulfilled our ethical responsibilities under, and we remain independent of the Group in accordance with, UK ethical requirements including the FRC Ethical Standard as applied to listed public interest entities. We have not performed any non-audit services during FY24 or subsequently which are prohibited by the FRC Ethical Standard. Audit tenure We were first appointed as auditor by the shareholders for the year ended 31 December 2014. Following a competitive tender process undertaken in FY22, we were again appointed as auditors by the shareholders in the 2024 Annual General Meeting for the year ended 31 December 2024. The period of total uninterrupted engagement is for the eleven financial years ended 31 December 2024. The Group engagement partner is required to rotate every five years. As these are the fourth set of the Group’s financial statements signed by Jonathan Mills, he will be required to rotate off after the FY25 audit. The average tenure of component engagement partners is two years, with the shortest being one and the longest being six. Total audit fee €39.8m *Total audit fee includes €8.2m related to non- statutory audits Audit-related fees (including interim review) €0.8m Other services €7.4m Non-audit fee as a % of total audit and audit- related fee % 18% Date first appointed 14 May 2014 Uninterrupted audit tenure 11 years Next financial period which requires a tender 2034 Tenure of Group engagement partner 4 years Average tenure of component signing partners 3 years STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEPENDENT AUDITOR'S REPORT 122 Unilever Annual Report and Accounts 2024 FY24 €m FY23 €m 2. Overview of our Audit (continued) Materiality (Item 6 below) The scope of our work is influenced by our view of materiality and our assessed risk of material misstatement. We have determined overall materiality for the Group financial statements as a whole at €500m (FY23: €450m) and for the Parent Company financial statements as a whole at €342m (FY23: £295m*). Consistent with FY23, we have determined that the Group’s normalised profit before tax from continuing operations (‘PBTCO’) remains the benchmark for the Group. As such, we based our Group materiality on the Group’s normalised PBTCO of €9,780m, of which it represents 5.11% (FY23: 5.06%). Materiality for the Parent Company financial statements was determined with reference to a benchmark of Parent Company total assets of which it represents 0.4% (FY23: 0.4%). Consistent with FY23, we determined that total assets remains the benchmark for the Parent Company as it is most appropriate and reflective of the business, being a holding company. Materiality levels used in our audit STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEPENDENT AUDITOR'S REPORT Unilever Annual Report and Accounts 2024 123 0 100 200 300 400 500 600 Group GPM AMPT HCM LCM PLC 500 450 375 337 25 22 342352 3 2 342352 Group Group Materiality GPM Group Performance Materiality AMPT Audit Misstatement Posting Threshold HCM Highest Component Materiality LCM Lowest Component Materiality PLC* Parent Company Materiality * PLC materiality in 2023 was denominated in £. In 2024, the functional currency of PLC was changed to € and hence for comparative purposes only in the graph above we have updated the comparative to the € equivalent. 2. Overview of our Audit (continued) Group scope (Item 7 below) We have performed risk assessment procedures to determine which of the Group’s components are likely to include risks of material misstatement to the Group financial statements, what audit procedures to perform at these components and the extent of involvement required from our component auditors around the world. We scoped: ■ 2 components (Hindustan Unilever Limited (India) and the US component (United States of America)) as quantitatively significant components; ■ 13 components as components where special audit considerations were necessary; ■ 27 other components where we performed procedures to obtain further audit coverage. Certain Group transactions originate in various countries and are processed in the Group’s operating centres in China, India, Mexico, Philippines and Poland. We have established audit teams to perform centralised testing on behalf of our component teams in these locations. We tested the relevant key controls that operate in these operating centres. Other procedures that were performed centrally are set out in more detail in item 7 below. In addition, for the remaining components for which we performed no audit procedures, we performed analysis at an aggregated Group level to re-examine our assessment that there is not a reasonable possibility of a material misstatement in these components. We consider the scope of our audit, as communicated to the Audit Committee, to be an appropriate basis for our audit opinion. Coverage of Group Financial Statements Our audit procedures covered 78% of Group revenue: Group Revenue We performed audit procedures in relation to components that accounted for 65% of Group profit before tax: Group profit before tax STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEPENDENT AUDITOR'S REPORT 124 Unilever Annual Report and Accounts 2024 78% 65% 2. Overview of our Audit (continued) The impact of climate change on our audit In planning our audit, we considered the potential impacts of risks arising from climate change on the Group’s business and its financial statements. The Group has set out its targets under its Climate Transition Action Plan (CTAP) to reduce operational emissions by 100% by 2030, reduce energy and industrial GHG emissions and forest, land and agriculture (FLAG) GHG emissions both from their value chain by 42.0% and by 30.3%, respectively, by 2030 from a 2021 baseline as disclosed on page 48. Whilst the Group has set these targets, in note 1 to the consolidated financial statements, the Directors have stated that they have considered the impact of climate change risks and identified goodwill and indefinite-life intangibles, property, plant and equipment and defined benefit plan assets as balance sheet line items that could potentially be significantly impacted. They have reviewed these line items in detail and concluded that the impact of climate- related risk is immaterial due to mitigation actions taken against those risks. Therefore, they do not believe that there is a material impact on the financial reporting judgements and estimates and as a result the valuations of the Group’s assets and liabilities have not been significantly impacted by these risks as at 31 December 2024. As a part of our audit, we have performed a risk assessment to determine if the potential impacts of climate change may materially affect the financial statements and our audit. We did this by making inquiries of management and inspecting internal and external reports in order to independently assess the climate-related risks and their potential impact. We held discussions with our own climate change professionals to challenge our risk assessment. The most likely potential impact of climate risk and plans on these financial statements would be on the forward- looking assessments of long-term assets. We have considered the sensitivity of the assumptions used in the impairment testing of goodwill and indefinite-life intangible assets. The outcomes of the impairment tests are not considered to be sensitive. As a result of this, and the relative size of other long-term assets which could be impacted by climate change risks, we determined that climate- related risks did not have a significant impact on our audit and there is no significant impact of these risks on our Key Audit Matters. We have also read the Group’s disclosures of climate-related information in the Strategic Report and considered consistency with the financial statements and our audit knowledge. 3. Going concern, viability and principal risks and uncertainties The directors have prepared the financial statements on the going concern basis as they do not intend to liquidate the Group or the Parent Company or to cease their operations, and as they have concluded that the Group’s and the Parent Company’s financial position means that this is realistic. They have also concluded that there are no material uncertainties that could have cast significant doubt over their ability to continue as a going concern for at least a year from the date of approval of the financial statements (“the going concern period”). Going concern We used our knowledge of the Group, its industry, and the general economic environment to identify the inherent risks to its business model and analysed how those risks might affect the Group’s and Parent Company’s financial resources or ability to continue operations over the going concern period. The risks that we considered most likely to adversely affect the Group’s and Parent Company’s available financial resources over this period were: ■ Subdued consumer demand ■ Higher currency depreciation against the Euro ■ Geo-political developments. We also considered less predictable but realistic second order impacts, such as business transformation and portfolio management failure and the loss of all material litigation cases which could result in a rapid reduction of available financial resources. We considered whether these risks could plausibly affect the liquidity in the going concern period by assessing the degree of downside assumption that, individually and collectively, could result in a liquidity issue, taking into account the Group’s and Parent Company’s current and projected cash and facilities (a reverse stress test). We also considered whether the going concern disclosure in note 1 to the financial statements gives a full and accurate description of the directors’ assessment of going concern. Our conclusions ■ We consider that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate; ■ We have not identified, and concur with the directors’ assessment that there is not, a material uncertainty related to events or conditions that, individually or collectively, may cast significant doubt on the Group’s or Parent Company's ability to continue as a going concern for the going concern period; ■ We have nothing material to add or draw attention to in relation to the directors’ statement on page 120 on the use of the going concern basis of accounting with no material uncertainties that may cast significant doubt over the Group and Parent Company’s use of that basis for the going concern period, and we found the going concern disclosure on page 142 and 195 to be acceptable; and ■ The related statement under the UK Listing Rules set out on page 120 is materially consistent with the financial statements and our audit knowledge. However, as we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the above conclusions are not a guarantee that the Group or the Parent Company will continue in operation. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEPENDENT AUDITOR'S REPORT Unilever Annual Report and Accounts 2024 125

3. Going concern, viability and principal risks and uncertainties (continued) Disclosures of emerging and principal risks and longer-term viability Our responsibility We are required to perform procedures to identify whether there is a material inconsistency between the directors’ disclosures in respect of emerging and principal risks and the viability statement, and the financial statements and our audit knowledge. Based on those procedures, we have nothing material to add or draw attention to in relation to: ■ the directors’ confirmation within the Viability Statement on page 60 that they have carried out a robust assessment of the emerging and principal risks facing the Group, including those that would threaten its business model, future performance, solvency and liquidity; ■ the Principal Risks disclosures describing these risks and how emerging risks are identified and explaining how they are being managed and mitigated; and ■ the directors’ explanation in the Viability Statement of how they have assessed the prospects of the Group, over what period they have done so and why they considered that period to be appropriate, and their statement as to whether they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions. We are also required to review the Viability Statement set out on page 60 under the UK Listing Rules. Our reporting We have nothing material to add or draw attention to in relation to these disclosures. We have concluded that these disclosures are materially consistent with the financial statements and our audit knowledge. Our work is limited to assessing these matters in the context of only the knowledge acquired during our financial statements audit. As we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the absence of anything to report on these statements is not a guarantee as to the Group’s and Parent Company’s longer- term viability. 4. Key Audit matters What we mean Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on: ■ the overall audit strategy; ■ the allocation of resources in the audit; and ■ directing the efforts of the engagement team. We include below the Key Audit Matters in decreasing order of audit significance together with our key audit procedures to address those matters and our results from those procedures. These matters were addressed, and our results are based on procedures undertaken, for the purpose of our audit of the financial statements as a whole. We do not provide a separate opinion on these matters. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEPENDENT AUDITOR'S REPORT 126 Unilever Annual Report and Accounts 2024 4. Key Audit matters (continued) 4.1 Revenue recognition – Rebates (Group) Financial Statement Elements Our assessment of risk vs FY23 Our results Off-invoice rebate accruals are included within trade receivables (see note 13), and trade payables and other liabilities (see note 14). ↔ Our assessment of the risk is similar to FY23 FY24: Acceptable FY23: Acceptable Rebates fraud risk Our response to the risk Revenue is measured net of rebates, price reductions, incentives given to customers, promotional couponing and trade communication costs (together referred to as “discounts’’). Certain discounts for goods sold in the year are only finalised when the precise amounts are known and revenue therefore includes an estimate of variable consideration. The variable consideration represents the portion of discounts that are not directly deducted on the invoice and is complex as a result of diversity in the terms in contractual arrangements with customers. The unsettled portion of the variable consideration results in discounts due to customers at 31 December 2024 (“rebate accrual”). Therefore, there is a risk of revenue being materially misstated as a result of incorrect calculation of the variable consideration. Within revenue recognition we identified the off-invoice rebate accrual as a Key Audit Matter, as in a number of markets the off-invoice rebate accrual is significant and the terms in contractual arrangements with customers are not uniform. This is considered to be an area which had a significant effect on our overall audit strategy and allocation of resources in planning and completing our audit as significant effort was required in evaluating the contractual arrangements and the related off-invoice rebate accrual. There is a risk that revenue may be materially overstated due to fraud through manipulation of the off-invoice rebate accrual recognised resulting from the pressure management may feel to achieve performance targets. Our procedures to address the risk included: ■ Risk Assessment: We assessed the accuracy of the Group’s off- invoice accrual by comparing, for the Group’s relevant markets, the prior year off-invoice accrual to actual spend incurred. Where we identified significant differences, we instructed our component audit teams to understand the business rationale. We analysed the results of our comparison in aggregate and over time to identify trends that could suggest management bias in their estimation. ■ Controls: We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue process including controls over the rebate agreements, calculation of the off-invoice rebate accrual and controls over rebate claims. Where control deficiencies were identified, we identified and evaluated and, where relevant, relied upon the compensating controls. ■ Test of Detail: We tested a selection of recorded off-invoice rebate accruals and payments/settlements after 31 December 2024 and assessed whether the accrual is recorded in the appropriate period. ■ Journals: We critically assessed manual journals recorded to rebate accounts to identify unusual or irregular items and obtained underlying documentation for those identified as unusual or irregular. ■ Evaluating Transparency: We evaluated the adequacy of the Group’s disclosures in respect of rebate accrual. Communications with the Unilever PLC’s Audit Committee Our discussions with and reporting to the Audit Committee included: ■ Our approach to the audit of rebates including details of planned substantive procedures and the extent of our control reliance ■ A retrospective review on the prior year-end accruals in markets we considered contains higher risk ■ Our conclusions on the appropriateness of the methodology and value of the off-invoice rebate accrual as at year-end Areas of particular auditor judgement We did not identify any areas of particular auditor judgement. Our results The results of our testing were satisfactory (FY23: satisfactory) and we considered the rebate accrual disclosures to be acceptable (FY23: acceptable). Further information in the Annual Report and Accounts: See the Report of the Audit Committee on page 86 for details on how the Audit Committee considered revenue recognition as an area of significant attention, page 145 for the accounting policy on revenue recognition, and notes 2, 13 and 14 for the financial disclosures. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEPENDENT AUDITOR'S REPORT Unilever Annual Report and Accounts 2024 127 4. Key Audit matters (continued) 4.2 Indirect tax contingent liabilities in Brazil (Group) Financial Statement Elements Our assessment of risk vs FY23 Our results FY24 FY23 ↔ Our assessment of the risk is similar to FY23 FY24: Acceptable FY23: Acceptable Contingent liabilities disclosed (regarding to a 2001 corporate reorganisation) €3,230m €3,757m Taxation dispute outcome Our response to the risk The Group has reported contingent liabilities for indirect taxes relating to disputes with the Brazilian authorities related to a 2001 corporate reorganisation. The total amount of the tax assessments received in respect of this matter is €3,230 million as of 31 December 2024. There also remains the possibility of further material tax assessments related to the same matter for periods not yet assessed. We identified the evaluation of the indirect tax contingent liabilities in Brazil related to a 2001 corporate reorganisation as a key audit matter. In Brazil, there is a high degree of complexity involved in the local indirect tax regimes (both state and federal) and jurisprudence. Due to these complexities, there is a high degree of judgement applied by the Group with respect to the uncertainty of the outcome of this matter. Complex auditor judgement and specialised skills were required in evaluating the possible future outcomes of investigations by the authorities, for assessments received to ascertain if a liability exists and in evaluating if the exposure of possible material tax assessments related to the same matter for periods not yet assessed can be estimated. Our procedures to address the risk included: ■ Controls: We evaluated the design and tested the operating effectiveness of certain internal controls related to the indirect tax process including controls related to the assessment of the outcome of investigations if a liability exists and around evaluating exposure to possible material tax assessments for periods not yet assessed. ■ Our Tax Expertise: We involved local indirect tax professionals with specialised skills and knowledge who assisted in: ■ assessing the appropriateness of the classification as contingent liabilities compared to the nature of the exposures, applicable regulations and related correspondence with the tax authorities; and ■ assessing the confirmation received from the Group’s external lawyers, considering any impact of legal precedent, case law and any historical and recent judgements passed by the court authorities which could impact likelihood of outflow of economic resources. ■ Retrospective review: We inspected assessments received from tax authorities and compared their consistency, occurrence and amounts retrospectively over time to previous management estimates made in the periods this matter was not yet assessed. ■ Evaluating Transparency: We evaluated the adequacy of the Group’s disclosures in respect of indirect tax contingent liabilities in Brazil. Communications with the Unilever PLC’s Audit Committee Our discussions with and reporting to the Audit Committee included: ■ Our approach to the audit of the indirect tax contingent liabilities in Brazil including details of planned substantive procedures and the extent of our control reliance ■ Our conclusions on the appropriateness of the in-year movements in the related contingent liabilities disclosures ■ The adequacy of the disclosure of the contingent liabilities disclosed related to the Brazil indirect tax dispute Areas of particular auditor judgement We identified the following as the areas of particular auditor judgement: ■ The assessment of the outcome of investigations by the authorities, if a liability exists and in making an estimate of any economic outflows. Our results The results of our testing were satisfactory (FY23: satisfactory) and we considered the Brazilian indirect tax contingent liability disclosures to be acceptable (FY23: acceptable). Further information in the Annual Report and Accounts: See the Report of the Audit Committee on page 86 for details on how the Audit Committee considered indirect tax provisions and contingent liabilities as an area of significant attention, pages 185 and 186 for the accounting policy on provisions and contingent liabilities respectively, and notes 19 and 20 for the financial disclosures. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEPENDENT AUDITOR'S REPORT 128 Unilever Annual Report and Accounts 2024 4.3 Investments and subsidiaries (Parent company) Financial Statement Elements Our assessment of risk vs FY23 Our results FY24 FY23 ↔ Our assessment of the risk is similar to FY23 FY24: Acceptable FY23: Acceptable Investments in subsidiaries €88,035m €88,000m Recoverability of parent company’s investments in subsidiaries Our response to the risk Low risk, high value The carrying amount of the investments in subsidiaries held at cost less impairment represent 98% (2023: 98%) of Unilever PLC total company assets. We do not consider the recoverability of these investments to be at a high risk of significant misstatement, or to be subject to a significant level of judgement. However, due to their materiality in the context of the Parent Company financial statements, this is considered to be an area which had significant effect on our audit strategy and allocation of resources in planning and completing our audit of Parent Company. We performed the tests below rather than seeking to rely on any of the Company’s controls because the nature of the balance is such that we would expect to obtain audit evidence primarily through the detailed procedures described. Our procedures to address the risk included: ■ Assessing the group impairment work: We assessed the conclusions reached in the Group’s impairment workings in relation to the recoverability of Unilever PLC’s investments in subsidiaries. We assessed whether the conclusions reached gave rise to any indications of impairment which would be appropriate in assessing the recoverability of Parent Company’s investment in subsidiaries. ■ Our sector experience: We evaluated the current level of trading, including identifying any indications of a downturn in activity considering our knowledge of the Group and the industry. ■ Benchmarking assumptions: We challenged key assumptions used in the impairment analyses of the Group’s cash-generating units by benchmarking assumptions such as discount rates and growth rates to external data points, using our own valuation specialist, and performing sensitivity analysis. Communications with the Unilever PLC’s Audit Committee Our discussions with and reporting to the Audit Committee included: ■ Our approach to the audit of the recoverability of the Parent Company’s investments in subsidiaries including details of planned substantive procedures and the extent of our control reliance ■ An assessment of indicators of impairment from the conclusion reached in the Group impairment workings or company specific adjustments Areas of particular auditor judgement We identified the following as the areas of particular auditor judgement: ■ The assessment of the assumptions used in determining the recoverable value of the CGU to which the investments belong, and assessing whether an impairment exists. Our results The results of our testing were satisfactory (FY23: satisfactory) and we found the Parent Company’s conclusion that there is no impairment of its investments in subsidiaries to be acceptable (FY23: acceptable). Further information in the Annual Report and Accounts: See page 195 for the accounting policy on Investments in subsidiaries, and note 4 to the Parent Company financial statements for the financial disclosures. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEPENDENT AUDITOR'S REPORT Unilever Annual Report and Accounts 2024 129

5. Our ability to detect irregularities, and our response Fraud – Identifying and responding to risks of material misstatement due to fraud Fraud risk assessment To identify risks of material misstatement due to fraud (“fraud risks”) we assessed events or conditions that could indicate an incentive or pressure to commit fraud or provide an opportunity to commit fraud. Our risk assessment procedures included: ■ Enquiring of directors, the Audit Committee, internal audit and inspection of policy documentation as to the Group’s high-level policies and procedures to prevent and detect fraud, including the internal audit function, and the Group’s channel for “whistleblowing”, as well as whether they have knowledge of any actual, suspected or alleged fraud. ■ Reading Board and Audit Committee minutes. ■ Considering remuneration incentive schemes and performance targets for management and directors including USG/UOP targets. ■ Using analytical procedures to identify any unusual or unexpected relationships. ■ Using our own forensic professionals with specialised skills and knowledge to assist us in identifying the fraud risks based on discussions of the circumstances of the Group. Risk communications We communicated identified fraud risks throughout the audit team and remained alert to any indications of fraud throughout the audit. This included communication from the Group auditor to component auditors of relevant fraud risks identified at the Group level and requesting component auditors to perform procedures at the component level to report to the Group auditor any identified fraud risk factors or identified or suspected instances of fraud. Fraud risks As required by auditing standards, and taking into account possible pressures to meet performance targets, we performed procedures to address the risk of management override of controls and the risk of fraudulent revenue recognition, in particular: ■ the risk that Group and component management may be in a position to make inappropriate accounting entries; and ■ the risk that revenue is materially overstated due to fraud through manipulation of the off-invoice rebate accrual recognised. We did not identify any additional fraud risks. Link to KAMs Further detail in respect of fraud risks identified over the risk that revenue may be overstated due to fraud through manipulation of the off-invoice rebate accrual is contained within the Key Audit Matter disclosures in item 4.1 of this report. Procedures to address fraud risks In determining the audit procedures, we took into account the results of our evaluation and testing of the operating effectiveness of the Group-wide fraud risk management controls. For further details in respect to the Group-wide risk management controls refer to the report of the Audit Committee on page 86. We also performed procedures including: ■ Identifying manual journal entries to test at the Group level and for selected in-scope components based on risk criteria, such as management postings and timing being after the closure of the general ledger, and comparing the identified entries to supporting documentation. ■ Assessing whether the judgements made in making accounting estimates are indicative of a potential bias. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEPENDENT AUDITOR'S REPORT 130 Unilever Annual Report and Accounts 2024 5. Our ability to detect irregularities, and our response (continued) Laws and regulations – Identifying and responding to risks of material misstatement relating to compliance with laws and regulations Laws and regulations risk assessment We identified areas of laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general commercial and sector experience, through discussion with the directors and other management (as required by auditing standards) and from inspection of the Group’s regulatory and legal correspondence. We discussed with the directors and other management the policies and procedures regarding compliance with laws and regulations and we made use of our own forensic professionals with specialised skills and knowledge to assist us in evaluating the facts and circumstances. Risk communications We communicated identified laws and regulations throughout our team and remained alert to any indications of non-compliance throughout the audit. This included communication from the Group auditor to component auditors of relevant laws and regulations identified at the Group level, and a request for component auditors to report to the Group audit team any instances of non-compliance with laws and regulations that could give rise to a material misstatement at the Group level. Direct laws context and link to Audit The potential effect of these laws and regulations on the financial statements varies considerably. The Group is subject to laws and regulations that directly affect the financial statements including financial reporting legislation (including related companies legislation), distributable profits legislation and taxation legislation. We assessed the extent of compliance with these laws and regulations as part of our procedures on the related financial statement items. Most significant indirect law/regulation areas The Group is subject to many laws and regulations where the consequences of non-compliance could have a material effect on amounts or disclosures in the financial statements, for instance through the imposition of fines or litigation. We identified the following areas as those most likely to have such an effect: ■ Competition legislation (reflecting the Group’s involvement in a number of ongoing investigations by national competition authorities) ■ Employment legislation (reflecting the Group’s significant and geographically diverse workforce) ■ Health and safety regulation (reflecting the nature of the Group’s production and distribution processes) ■ Consumer product law such as product safety and product claims (reflecting the nature of the Group’s diverse product base) ■ Contract legislation (reflecting the Group’s extensive use of trademarks, copyright and patents) ■ Data privacy (requirements from existing data privacy laws) ■ Environmental regulation (reflecting nature of the Group’s production and distribution processes) ■ Compliance with sanctions (reflecting the Group’s dealings in various geographies with active sanctions) Auditing standards limit the required audit procedures to identify non-compliance with these laws and regulations to enquiry of the directors and other management and inspection of regulatory and legal correspondence, if any. Therefore, if a breach of operational regulations is not disclosed to us or evident from relevant correspondence, an audit will not detect that breach. Link to KAMs Further detail in respect of Brazil Indirect Tax is set out in the key audit matter disclosures in item 4.2 of this report. Indirect tax contingent liabilities in Brazil are disclosed in note 20 to the Group financial statements on page 186. Context Context of the ability of the Audit to detect fraud or breaches of law or regulation Owing to the inherent limitations of an audit, there is an unavoidable risk that we may not have detected some material misstatements in the financial statements, even though we have properly planned and performed our audit in accordance with auditing standards. For example, the further removed non-compliance with laws and regulations is from the events and transactions reflected in the financial statements, the less likely the inherently limited procedures required by auditing standards would identify it. In addition, as with any audit, there remained a higher risk of non-detection of fraud, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Our audit procedures are designed to detect material misstatement. We are not responsible for preventing non-compliance or fraud and cannot be expected to detect non-compliance with all laws and regulations. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEPENDENT AUDITOR'S REPORT Unilever Annual Report and Accounts 2024 131 6. Our determination of materiality The scope of our audit was influenced by our application of materiality. We set quantitative thresholds and overlay qualitative considerations to help us determine the scope of our audit and the nature, timing and extent of our procedures, and in evaluating the effect of misstatements, both individually and in the aggregate, on the financial statements as a whole. €500m (FY23: €450m) Materiality for the Group Financial Statements as a whole What we mean A quantitative reference for the purpose of planning and performing our audit. Basis for determining materiality and judgements applied Materiality for the Group financial statements as a whole was set at €500m (FY23: €450m). This was determined with reference to a benchmark of Group’s normalised PBTCO. Consistent with FY23, we determined that Group’s normalised PBTCO remains the main benchmark for the Group as we consider profit before tax, excluding certain identified items, as a key indicator of performance and the basis for earnings, and therefore the primary focus of a reasonable investor. We have inspected analyst consensus data and other investor commentary for signals of alternate significant influencers of economic decisions. No revisions to our calculation methodology resulted therefrom. We normalised the Group’s PBTCO by adding back adjustments that do not represent the normal, continuing operations of the Group. The items we adjusted for were gains and losses on the sale of group companies, impairment of the air purification business and the restructuring cost related to the Ice Cream separation and the Group’s Productivity Programme. As such, we based our Group materiality on Group normalised PBTCO of €9,780m (FY23: €8,897m). Our Group materiality of €500m was determined by applying a percentage to the Group’s normalised PBTCO. When using a benchmark of Group’s normalised PBTCO to determine overall materiality, KPMG’s approach for public interest entities considers a guideline range of up to 5% of the measure. In setting overall Group materiality, we applied a percentage of 5.11% (FY23: 5.06%) to the benchmark. Materiality for the Parent Company financial statements as a whole was set at €342m (FY23: £295m), determined with reference to a benchmark of Parent Company total assets, of which it represents 0.4% (FY23: 0.4%). €375m (FY23: €337m) Performance materiality What we mean Our procedures on individual account balances and disclosures were performed to a lower threshold, performance materiality, so as to reduce to an acceptable level the risk that individually immaterial misstatements in individual account balances add up to a material amount across the financial statements as a whole. Basis for determining performance materiality and judgements applied We have considered performance materiality at a level of 75% (FY23: 75%) of materiality for Group financial statements as a whole to be appropriate. The Parent Company performance materiality was set at €256m (FY23: £221m), which equates to 75% (FY23: 75%) of materiality for the Parent Company financial statements as a whole. We applied this percentage in our determination of performance materiality because we did not identify any factors indicating an elevated level of risk. €25m (FY23: €22m) Audit misstatement posting threshold What we mean This is the amount below which identified misstatements are considered to be clearly trivial from a quantitative point of view. We may become aware of misstatements below this threshold which could alter the nature, timing and scope of our audit procedures, for example if we identify smaller misstatements which are indicators of fraud. This is also the amount above which all misstatements identified are communicated to Unilever PLC’s Audit Committee. Basis for determining the audit misstatement posting threshold and judgements applied We set our audit misstatement posting threshold at 5% (FY23: 5%) of our materiality for the Group financial statements. We also report to the Audit Committee any other identified misstatements that warrant reporting on qualitative grounds. The overall materiality for the Group financial statements of €500m (FY23: €450m) compares as follows to the main financial statement caption amounts: Total Group Revenue Group profit before tax (normalised) Total Group Assets FY24 FY23 FY24 FY23 FY24 FY23 Financial statement caption €60,761m €59,604m €9,780m €8,897m €79,750m € 75,266m Group Materiality as % of caption 0.82% 0.75% 5.11% 5.06% 0.63% 0.60% STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEPENDENT AUDITOR'S REPORT 132 Unilever Annual Report and Accounts 2024 7. The scope of our Audit Group scope What we mean How the Group auditor determined the procedures to be performed across the Group. This year, we applied the revised group auditing standard in our audit of the consolidated financial statements. The revised standard changes how an auditor approaches the identification of components, and how the audit procedures are planned and executed across components. In particular, the definition of a component has changed, shifting the focus from how the entity prepares financial information to how we, as the group auditor, plan to perform audit procedures to address group risks of material misstatement (“RMMs”). Similarly, the group auditor has an increased role in designing the audit procedures as well as making decisions on where these procedures are performed (centrally and/or at component level) and how these procedures are executed and supervised. As a result, we assess scoping and coverage in a different way and comparisons to prior period coverage figures are not meaningful. In this report we provide an indication of scope coverage on the new basis. We performed risk assessment procedures to determine which of the Group’s components are likely to include risks of material misstatement to the Group financial statements and which procedures to perform at these components to address those risks. The Group operates through a significant number of legal entities. We identified 552 components based on our evaluation of the Group’s operational structure, the Group’s legal structure, geographical locations, the existence of common business activities and our ability to perform audit procedures centrally. We identified two quantitatively significant components which contained the largest percentages of either total revenue or total assets of the Group, for which we performed audit procedures. We also identified 13 other components that required special audit consideration, owing to Group risks relating to either revenue recognition (rebates) or Brazil indirect tax residing in these components. Additionally, having considered qualitative and quantitative factors, we selected additional 27 components with accounts and disclosures contributing to the specific RMMs of the Group financial statements. The below summarises where we performed audit procedures: Component type Number of components where we performed audit procedures Range of materiality applied Quantitatively significant components 2 €190m - €212m Components requiring special audit consideration 13 €9m - €120m Other components where we performed procedures 27 €3m - €342m Total 42 The Group also operates shared service centres (‘operating centres’) that are relevant to our audit in India, Mexico, Poland, Philippines and China. These operating centres perform accounting and reporting activities alongside related controls and support the Group’s operating entities. Together, these operating centres process a substantial portion of the Group’s transactions, the outputs of which relate to financial information of the reporting components they service and therefore they are not separate reporting components. Each of the operating centres were subject to specified risk-focused audit procedures, predominantly the testing of transaction processing and key manual process level controls operated in the operating centres. Further audit procedures are performed at each reporting component to cover matters not covered at the operating centres and together this results in audits for group reporting purposes on those reporting components. We involved component auditors in performing the audit work on all 42 components. We performed risk assessment and/or further audit procedures on the items excluded from the normalised Group profit before tax used as the benchmark for our materiality. We set the component materialities having regard to the mix of size and risk profile of the Group across the components. We also performed the audit of the parent Company. Our audit procedures covered 78% of Group revenue and we performed audit procedures in relation to components that accounted for 65% of total profits and losses that made up the Group profit before tax and 69% of Group total assets excluding goodwill and intangible assets. Goodwill and intangible assets accounted for 51% of Group’s total assets and procedures over these, mainly in relation to testing for impairment, were directly performed by the group auditor. We have also performed risk assessment and/or further audit procedures centrally across the Group, in the following areas: ■ Consolidation of the financial information; ■ Testing of IT systems and configurations; ■ Journal entry analysis; ■ Using technology to perform a 3-way sales match over invoices (3-way invoice to order and delivery document, including on-invoice rebate deductions) to verify the accuracy and timeliness of revenue recorded; ■ For some components, using technology to perform a line-by-line analysis of the unwind of prior year rebate accruals to retrospectively assess accuracy and identify risks for some countries; ■ Certain uncertain tax positions; ■ Actuarial assumptions to determine the Group’s Defined Benefit Obligations; ■ Climate considerations and impact on the financial statements. The group auditor also communicated to the component auditors the result of certain audit procedures performed centrally but relevant to the component auditors, such as result of the central testing of IT systems and configurations. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEPENDENT AUDITOR'S REPORT Unilever Annual Report and Accounts 2024 133

7. The scope of our Audit (continued) Group scope (continued) For the remaining components for which we performed no audit procedures, no component represented more than 0.9% of Group total revenue or 1.7% of Group total assets (excluding Goodwill & Intangibles) or more than 4.4% of total profits and losses that made up the Group profit before tax. We performed analysis at an aggregated Group level to re-examine our assessment that there is not a reasonable possibility of a material misstatement in these components. Impact of controls on our Group audit Unilever relies on the effectiveness of internal controls over financial reporting at the Group level, in various shared services centres (‘operating centres’) and at country level, and operates both automated and manual controls. We identified a number of key finance IT systems relevant to our Group audit including the main ERP finance system, the consolidation system, and other specific IT systems that support automated controls across the Group. The majority of these finance IT systems are maintained centrally and are used by many of the 42 in-scope components. Our central IT auditors assisted us in evaluating general IT controls for these systems, as well as automated controls and system generated reports relied upon by management in financial reporting. For finance IT systems, automated controls and system generated reports maintained at country level, our country IT auditors assisted component auditors in their evaluation. Our central testing audit teams evaluated the design and operating effectiveness of key manual process level controls in the Group’s operating centres. Component auditors further evaluated the design and operating effectiveness of key manual controls that operate at country level to address specific local financial reporting risks that could impact the group audit opinion. This controls testing covered the key transactional processes of the Group. Results from all testing were communicated to the group audit team and considered as part of our audit. At the Group level, we evaluated the design and operating effectiveness of key controls in processes operated centrally at the Group. Impact of the above on our audit: ■ In the majority of audit areas, we relied on general IT controls, automated controls and manual controls in determining our audit approach, which reduced the extent of our substantive testing. ■ We identified control deficiencies during the audit, however, for certain control deficiencies identified, compensating controls were identified and evaluated and, where relevant, relied upon. ■ The control deficiencies identified did not lead to significant changes to our planned audit approach. Scope of Parent Company audit For the audit of the Unilever PLC company financial statements, the scope of the audit work performed was mainly substantive due to its profile of being a holding company. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEPENDENT AUDITOR'S REPORT 134 Unilever Annual Report and Accounts 2024 7. The scope of our Audit (continued) Group Audit team oversight What we mean The extent of the Group auditor’s involvement in work performed by component auditors. As part of establishing the overall Group audit strategy and plan, we conducted the risk assessment and planning discussion meetings at the Group level and also with our component auditors to discuss Group audit risks relevant to the components, including the key audit matters in respect of Revenue recognition (rebates) and Brazil indirect tax. Instructions We instructed the component auditors as to the significant areas to be covered, including the relevant risks and the information to be reported back. We worked with our component auditors throughout the audit to maintain an active dialogue and to determine the overall audit response. We also released audit notices on a regular basis (as needed) to component auditors to provide continuous updates regarding the overall audit. Virtual meetings and calls We held regular virtual meetings with the component auditors in key locations and majority of the other locations in scope for group reporting. These meetings were held to understand the business, any updates to the risk assessment and any issues and findings. The findings reported to us were discussed in more detail with component auditors and any further work required was then performed either by the group auditor or by the component auditors, as appropriate. Global conferences In 2024, we hosted one virtual conference in June and one three-day physical conference in Mumbai, India in September. These conferences emphasised key areas of the group audit instructions and allowed for the sharing of risk assessment considerations and group updates, and allowed us to enhance our understanding of the component audits and two-way communication. ■ In June, the conference covered key group developments, the origins of risk and key messages regarding independence, data analytics, controls and group team’s involvement with components, specially under ISA (UK) 600 revised. ■ In September, the in-person conference enhanced collaboration and the sharing of understanding of the group developments, brainstorming fraud risk assessment, reminders for controls reporting and an overview of data and analytics tools used in the Unilever audit. Speakers included group engagement partners and a dynamic risk assessment professional. Site visits We visited the following audit teams during the year in person to assess the audit risks and strategy: ■ Operating centre: India. ■ Component auditors: India, United States, Brazil, Argentina, Indonesia, Thailand, Australia, Netherlands, Turkey and Italy (by virtual site visit). At these visits and meetings, the results of the planning procedures and/or further audit procedures communicated to us were discussed in more detail, and any further work required by us was then performed by the component auditors. Review of work papers We inspected the work performed by the component auditors for the purpose of the Group audit and evaluated the appropriateness of conclusions drawn from the audit evidence obtained and consistencies between communicated findings and work performed, with a particular focus on areas of component level risk assessment and group significant audit risks. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEPENDENT AUDITOR'S REPORT Unilever Annual Report and Accounts 2024 135 8. Other information in the Annual Report The directors are responsible for the other information presented in the Annual Report together with the financial statements. Our opinion on the financial statements does not cover the other information and, accordingly in this audit report, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon. All other information Our responsibility Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Our reporting Based solely on that work we have not identified material misstatements or inconsistencies in the other information. Strategic report and Directors' report Our responsibility and reporting Based solely on our work on the other information described above we report to you as follows: ■ we have not identified material misstatements in the strategic report and the directors’ report; ■ in our opinion the information given in those reports for the financial year is consistent with the financial statements; and ■ in our opinion those reports have been prepared in accordance with the Companies Act 2006. Directors' Remuneration report Our responsibility We are required to form an opinion as to whether the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006. Our reporting In our opinion the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006. Corporate Governance Disclosures Our responsibility We are required to perform procedures to identify whether there is a material inconsistency between the financial statements and our audit knowledge, and: ■ the directors’ statement that they consider that the annual report and financial statements taken as a whole is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy; ■ the section of the annual report describing the work of the Audit Committee, including the significant issues that the Audit Committee considered in relation to the financial statements, and how these issues were addressed; and ■ the section of the annual report that describes the review of the effectiveness of the Group’s risk management and internal control systems. Our reporting Based on those procedures, we have concluded that each of these disclosures is materially consistent with the financial statements and our audit knowledge. We are also required to review the part of the Corporate Governance Statement relating to the Group’s compliance with the provisions of the UK Corporate Governance Code specified by the Listing Rules for our review. We have nothing to report in this respect. Other matters on which we are required to report by exception Our responsibility Under the Companies Act 2006, we are required to report to you if, in our opinion: ■ adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or ■ the Parent Company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or ■ certain disclosures of directors’ remuneration specified by law are not made; or ■ we have not received all the information and explanations we require for our audit. Our reporting We have nothing to report in these respects. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEPENDENT AUDITOR'S REPORT 136 Unilever Annual Report and Accounts 2024 9. Respective responsibilities Directors’ responsibilities As explained more fully in their statement set out on page 120, the directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so. Auditor’s responsibilities Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue our opinion in an auditor’s report. Reasonable assurance is a high level of assurance, but does not guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. A fuller description of our responsibilities is provided on the FRC’s website at www.frc.org.uk/auditorsresponsibilities. The Company is required to include these financial statements in an annual financial report prepared under Disclosure Guidance and Transparency Rule 4.1.17R and 4.1.18R. This auditor’s report provides no assurance over whether the annual financial report has been prepared in accordance with those requirements. 10. The purpose of our Audit work and to whom we owe our responsibilities This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed. Jonathan Mills (Senior Statutory Auditor) for and on behalf of KPMG LLP, Statutory Auditor Chartered Accountants 15 Canada Square London E14 5GL 5 March 2025 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEPENDENT AUDITOR'S REPORT Unilever Annual Report and Accounts 2024 137

Consolidated income statement for the year ended 31 December Notes € million 2024 € million 2023 € million 2022 Turnover 2 60,761 59,604 60,073 Operating profit 2 9,400 9,758 10,755 of which: (loss)/gain on disposal of group companies(a) (406) 489 2,335 Net finance costs 5 (604) (486) (493) Pensions and similar obligations 71 110 44 Finance income 438 442 281 Finance costs (1,113) (1,038) (818) Net monetary loss arising from hyperinflationary economies 1 (195) (142) (157) Share of net profit of joint ventures and associates 11 255 231 208 Other income/(loss) from non-current investments and associates 13 (22) 24 Profit before taxation 8,869 9,339 10,337 Taxation 6A (2,500) (2,199) (2,068) Net profit 6,369 7,140 8,269 Attributable to: Non-controlling interests 625 653 627 Shareholders’ equity 5,744 6,487 7,642 Earnings per share 7 Basic earnings per share (€) 2.30 2.58 3.00 Diluted earnings per share (€) 2.29 2.56 2.99 Consolidated statement of comprehensive income for the year ended 31 December Notes € million 2024 € million 2023 € million 2022 Net profit 6,369 7,140 8,269 Other comprehensive income 6C Items that will not be reclassified to profit or loss, net of tax: Gains/(losses) on equity instruments measured at fair value through other comprehensive income 60 (28) 36 Remeasurement of defined benefit pension plans 15B 264 (510) (473) Items that may be reclassified subsequently to profit or loss, net of tax: Gains/(losses) on cash flow hedges 210 (27) (91) Currency retranslation gains/(losses)(a) 15B 1,389 (1,461) 614 Total comprehensive income 8,292 5,114 8,355 Attributable to: Non-controlling interests 712 524 507 Shareholders’ equity 7,580 4,590 7,848 (a) 2024 net loss arises from the disposals of our Russian business, Elida Beauty, Pureit, and Qinyuan. This net loss includes a foreign currency translation reserve write-off of €545 million. 2023 includes a gain of €497 million related to the disposal of Suave. 2022 includes a gain of €2,303 million related to the disposal of the global tea business. Note references in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 142 to 191 which form an integral part of the consolidated financial statements. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Consolidated Financial Statements Unilever Group 138 Unilever Annual Report and Accounts 2024 Consolidated statement of changes in equity for the year ended 31 December € million Called up share capital Share premium account Unification reserve Other reserves Retained profit Total Non- controlling interests Total equity 31 December 2021 92 52,844 (73,364) (9,210) 46,745 17,107 2,639 19,746 Hyperinflation restatement to 1 January 2022 – – – – 154 154 – 154 Adjusted opening balance 92 52,844 (73,364) (9,210) 46,899 17,261 2,639 19,900 Profit or loss for the period – – – – 7,642 7,642 627 8,269 Other comprehensive income, net of tax: Equity instruments gains/(losses) – – – 45 – 45 (9) 36 Cash flow hedges gains/(losses) – – – (92) – (92) 1 (91) Remeasurements of defined benefit pension plans – – – – (474) (474) 1 (473) Currency retranslation gains/(losses)(a) – – – 240 487 727 (113) 614 Total comprehensive income – – – 193 7,655 7,848 507 8,355 Dividends on ordinary capital – – – – (4,356) (4,356) – (4,356) Repurchase of shares(b) – – – (1,509) – (1,509) – (1,509) Movements in treasury shares(c) – – – 106 (137) (31) – (31) Share-based payment credit(d) – – – – 177 177 – 177 Dividends paid to non-controlling interests – – – – – – (572) (572) Hedging (gain)/loss transferred to non-financial assets – – – (126) – (126) (1) (127) Other movements in equity(e) – – – (258) 15 (243) 107 (136) 31 December 2022 92 52,844 (73,364) (10,804) 50,253 19,021 2,680 21,701 Profit or loss for the period – – – – 6,487 6,487 653 7,140 Other comprehensive income, net of tax: Equity instruments gains/(losses) – – – (27) – (27) (1) (28) Cash flow hedges gains/(losses) – – – (27) – (27) – (27) Remeasurements of defined benefit pension plans – – – – (508) (508) (2) (510) Currency retranslation gains/(losses)(a) – – – (1,629) 294 (1,335) (126) (1,461) Total comprehensive income – – – (1,683) 6,273 4,590 524 5,114 Dividends on ordinary capital – – – – (4,327) (4,327) – (4,327) Cancellation of treasury shares(f) (4) – – 5,282 (5,278) – – – Repurchase of shares(b) – – – (1,507) – (1,507) – (1,507) Movements in treasury shares(c) – – – 75 (98) (23) – (23) Share-based payment credit(d) – – – – 212 212 – 212 Dividends paid to non-controlling interests – – – – – – (521) (521) Hedging (gain)/loss transferred to non-financial assets – – – 117 – 117 – 117 Other movements in equity – – – 2 17 19 (21) (2) 31 December 2023 88 52,844 (73,364) (8,518) 47,052 18,102 2,662 20,764 Profit or loss for the period – – – – 5,744 5,744 625 6,369 Other comprehensive income, net of tax: Equity instruments gains/(losses) – – – 60 – 60 – 60 Cash flow hedges gains/(losses) – – – 210 – 210 – 210 Remeasurements of defined benefit pension plans – – – – 269 269 (5) 264 Currency retranslation gains/(losses)(a) – – – 406 891 1,297 92 1,389 Total comprehensive income – – – 676 6,904 7,580 712 8,292 Dividends on ordinary capital – – – – (4,320) (4,320) – (4,320) Repurchase of shares(b) – – – (1,508) – (1,508) – (1,508) Movements in treasury shares(c) – – – 25 (120) (95) – (95) Share-based payment credit(d) – – – – 324 324 – 324 Dividends paid to non-controlling interests – – – – – – (712) (712) Hedging (gain)/loss transferred to non-financial assets – – – (54) – (54) – (54) Other movements in equity – – – 80 (119) (39) (97) (136) 31 December 2024 88 52,844 (73,364) (9,299) 49,721 19,990 2,565 22,555 (a) Includes a hyperinflation adjustment of €880 million (2023: €308 million, 2022: €514 million) in relation to Argentina and Turkey. (b) Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programme announced on 10 February 2022 and 8 February 2024. (c) Includes purchases and sales of treasury shares, other than the share buyback programme and transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between purchase and grant price of share awards. (d) The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees. (e) Includes the following items related to the acquisition of Nutrafol: €(269) million non-controlling interest purchase option in other reserves and €99 million non- controlling interest recognised on acquisition. (f) During 2023, 112,746,434 PLC ordinary shares held as treasury shares were cancelled. The amount paid to repurchase these shares was initially recognised in other reserves and is transferred to retained profit on cancellation. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 139 Consolidated balance sheet for the year ended 31 December Notes € million 2024 € million 2023 Assets Non-current assets Goodwill 9 22,311 21,109 Intangible assets 9 18,590 18,357 Property, plant and equipment 10 11,669 10,707 Pension asset for funded schemes in surplus 4B 4,164 3,781 Deferred tax assets 6B 1,280 1,113 Financial assets 17A 1,571 1,386 Other non-current assets 11 971 911 60,556 57,364 Current assets Inventories 12 5,177 5,119 Trade and other current receivables 13 6,011 5,775 Current tax assets 373 427 Cash and cash equivalents 17A 6,136 4,159 Other financial assets 17A 1,330 1,731 Assets held for sale 22 167 691 19,194 17,902 Total assets 79,750 75,266 Liabilities Current liabilities Financial liabilities 15C 6,987 5,087 Trade payables and other current liabilities 14 16,690 16,857 Current tax liabilities 678 851 Provisions 19 831 537 Liabilities held for sale 22 48 175 25,234 23,507 Non-current liabilities Financial liabilities 15C 25,066 24,535 Non-current tax liabilities 585 384 Pensions and post-retirement healthcare liabilities: Funded schemes in deficit 4B 173 351 Unfunded schemes 4B 1,021 1,029 Provisions 19 571 563 Deferred tax liabilities 6B 4,342 3,995 Other non-current liabilities 14 203 138 31,961 30,995 Total liabilities 57,195 54,502 Equity Shareholders’ equity 19,990 18,102 Non-controlling interests 2,565 2,662 Total equity 22,555 20,764 Total liabilities and equity 79,750 75,266 Note references in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 142 to 191, which form an integral part of the consolidated financial statements. These financial statements have been approved by the Directors and signed on their behalf by Fernando Fernandez. F Fernandez on behalf of The Board of Directors 5 March 2025 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 140 Unilever Annual Report and Accounts 2024 Consolidated cash flow statement for the year ended 31 December Notes € million 2024 € million 2023 € million 2022 Net profit 6,369 7,140 8,269 Taxation 2,500 2,199 2,068 Share of net profit of joint ventures/associates and other (income)/loss from non-current investments (268) (209) (232) Net monetary loss arising from hyperinflationary economies 195 142 157 Net finance costs 5 604 486 493 Operating profit 9,400 9,758 10,755 Depreciation, amortisation and impairment 1,757 1,579 1,946 Changes in working capital: (160) 814 (422) Inventories (198) 340 (1,398) Trade and other receivables (206) 768 (1,852) Trade payables and other liabilities 244 (294) 2,828 Pensions and similar obligations less payments (88) (281) (119) Provisions less payments 330 (185) 203 Elimination of losses/(profits) on disposals 436 (433) (2,335) Non-cash charge for share-based compensation 324 212 177 Other adjustments 145 97 (116) Cash flow from operating activities 12,144 11,561 10,089 Income tax paid (2,625) (2,135) (2,807) Net cash flow from operating activities 9,519 9,426 7,282 Interest received 432 267 287 Purchase of intangible assets (233) (243) (253) Purchase of property, plant and equipment (1,738) (1,502) (1,456) Disposal of property, plant and equipment 37 42 82 Acquisition of businesses and investments in joint ventures and associates (795) (704) (979) Disposal of businesses, joint ventures and associates 985 436 4,622 Acquisition of other non-current investments (166) (533) (170) Disposal of other non-current investments 59 62 266 Dividends from joint ventures, associates and other non-current investments 261 239 185 Sale/(purchase) of financial assets 533 (358) (131) Net cash flow (used in)/from investing activities (625) (2,294) 2,453 Dividends paid on ordinary share capital (4,319) (4,363) (4,329) Interest paid (1,085) (899) (744) Net change in short-term borrowings 643 (570) (545) Additional financial liabilities 4,741 4,972 7,776 Repayment of financial liabilities (4,306) (3,905) (8,440) Capital element of lease rental payments (381) (394) (518) Repurchase of shares 24 (1,508) (1,507) (1,509) Other financing activities(a) (726) (527) (581) Net cash flow used in financing activities (6,941) (7,193) (8,890) Net increase/(decrease) in cash and cash equivalents 1,953 (61) 845 Cash and cash equivalents at the beginning of the year 4,045 4,225 3,387 Effect of foreign exchange rate changes (48) (119) (7) Cash and cash equivalents at the end of the year 17A 5,950 4,045 4,225 (a) Other financing activities include cash paid for the purchase of non-controlling interests and dividends paid to minority interests. The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 141

1. Accounting information and policies BASIS OF CONSOLIDATION Group companies included in the consolidated financial statements for 2024 are Unilever PLC ('PLC') and all subsidiary undertakings, which are those entities controlled by PLC. Control exists when the Group has the power to direct the activities of an entity so as to affect the return on investment. The net assets and results of acquired businesses are included in the consolidated financial statements from their respective dates of acquisition, being the date on which the Group obtains control. The results of disposed businesses are included in the consolidated financial statements up to their date of disposal, being the date control ceases. Intra-group transactions and balances are eliminated. COMPANY LEGISLATION AND ACCOUNTING STANDARDS The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and UK-adopted international accounting standards. The consolidated financial statements comply with the Companies Act 2006. These financial statements are prepared under the historical cost convention unless otherwise indicated. GOING CONCERN These financial statements have been prepared on a going concern basis. The Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world. The Directors considered the Group's overall financial position, exposure to principal risks and future business forecasts. Specifically, they ensured that the expected cash flows from those forecasts were sufficient to cover its obligations for the next twelve months from the date of approval of the financial statements. This also included sensitivities considerations should the Group face an adverse environment leading to reduced sales growth and operating margins vs. forecasts. We describe in notes 15 to 18 on pages 169 to 184 the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities and its exposures to credit and liquidity risk. The Group has credit facilities available to raise short-term financing if necessary. In conclusion, the Group is well placed to manage its business risks successfully and meet its obligations for at least twelve months from the date of approval of the financial statements. ACCOUNTING POLICIES The accounting policies adopted are the same as those which were applied for the previous financial year except as set out below under the heading ‘Recent accounting developments’. Accounting policies are included in the relevant notes to the consolidated financial statements. These are presented as text highlighted in grey on pages 142 to 191. The accounting policies below are applied throughout the financial statements. FOREIGN CURRENCIES The consolidated financial statements are presented in euros. Items included in the financial statements of individual group companies are recorded in their respective functional currency which is the currency of the primary economic environment in which each entity operates. Foreign currency transactions in individual group companies are translated into functional currency using exchange rates at the date of the transaction. Foreign exchange gains and losses from settlement of these transactions, and from translation of monetary assets and liabilities at year-end exchange rates, are recognised in the income statement except when deferred in equity as qualifying hedges. In preparing the consolidated financial statements, the balances in individual group companies are translated from their functional currency into euros. Apart from the financial statements of group companies in hyperinflationary economies (see below), the income statement, the cash flow statement and all other movements in assets and liabilities are translated at average rates of exchange as a proxy for the transaction rate, or at the transaction rate itself if more appropriate. Assets and liabilities are translated at year-end exchange rates. The financial statements of group companies whose functional currency is the currency of a hyperinflationary economy are adjusted for inflation and then translated into euros using the balance sheet exchange rate. Amounts shown for prior years for comparative purposes are not modified. To determine the existence of hyperinflation, the Group assesses the qualitative and quantitative characteristics of the economic environment of the country, such as the cumulative inflation rate over the previous three years. Effective from 1 January 2024, the functional currency of the Group's ultimate parent company, Unilever PLC ('PLC') has changed from sterling to euro. This follows a review and subsequent change of the internal debt of PLC, from sterling to euro, which triggered a formal evaluation of PLC's functional currency in line with relevant accounting standards. The change has been applied prospectively. There is no impact on the presentation of the Group results nor has there been any restatements to the Group financial statements as a result of this change. As at 31 December 2023, the ordinary share capital of PLC was translated to euro using the historical rate at the date the shares were issued (see note 15B on page 170). The effect of exchange rate changes during the year on net assets of foreign operations is recorded in equity. For this purpose, net assets include loans between group companies and any related foreign exchange contracts where settlement is neither planned nor likely to occur in the foreseeable future. The Group applies hedge accounting to certain exchange differences arising between the functional currencies of a foreign operation and the functional currency of the parent entity, regardless of whether the net investment is held directly or through an intermediate parent. Differences arising on retranslation of a financial liability designated as a foreign currency net investment hedge are recorded in equity to the extent that the hedge is effective. These differences are reported within profit or loss to the extent that the hedge is ineffective. Cumulative exchange differences arising since the date of transition to IFRS of 1 January 2004 are reported as a separate component of other reserves. In the event of disposal or part disposal of an interest in a group company either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognised in the income statement as part of the profit or loss on disposal of group companies. HYPERINFLATIONARY ECONOMIES The Argentinian economy was designated as hyperinflationary from 1 July 2018 and the Turkish economy was designated as hyperinflationary from 1 July 2022. As a result, application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ has been applied to all Unilever entities whose functional currency is the Argentinian peso or the Turkish lira. The application of IAS 29 includes: ■ adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date; ■ adjustment of the income statement for inflation during the reporting period; ■ translation of income statement at the period-end foreign exchange rate instead of an average rate; and ■ adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency. The main effects on the Group consolidated financial statements for 2024 are: € million Argentina Turkey Total Total assets increase/(reduction) 474 65 539 Turnover increase/(reduction) 230 187 417 Operating profit increase/(reduction) 10 (4) 6 Net monetary gain/(loss) (206) 11 (195) STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Notes to the Consolidated Financial Statements Unilever Group 142 Unilever Annual Report and Accounts 2024 CLIMATE CHANGE In preparing these consolidated financial statements we have considered the impact of both physical and transition climate change risks as well as our plans to mitigate against those risks on the current valuation of our assets and liabilities. We have identified risks and opportunities that could in the future be material to our business, for example carbon tax or land use regulations. Where possible we have performed quantitative assessments of these risks and opportunities based on various scenarios for the years 2030, 2039 and 2050. These potential financial impacts are based on high-level quantitative assessments and do not include any assumptions on the impact of actions that we would undertake to mitigate against these climate-related risks. Therefore, these quantifications do not represent any type of financial forecast and thus are not directly incorporated into any projections of long-term cash flows. To determine if there is a material impact on the financial reporting judgements and estimates as of the reporting period, we have reviewed each balance sheet line item and identified those line items that have the potential to be significantly impacted by climate-related risks and our plans to mitigate against these risks. Those line items that have the potential to be significantly impacted have then been reviewed in detail to confirm: ■ that the growth rates and projected cash flows, used in assessing whether our goodwill and indefinite-life intangibles are impaired, are consistent with our climate-related risk assumptions and the actions we are taking to mitigate against those risks and ■ that the useful lives of our property, plant and equipment are appropriate given the potential physical and obsolescence risks associated with climate change and the actions we are taking to mitigate against those risks. In addition it should be noted that climate-related risks could affect the financial position of our defined benefit pension plan assets. The Trustees operate diversified investment strategies and are continuously assessing investment risks. The Trustees consider climate risk as one of the key investment risks and are continually evolving their investments to lower the overall climate risk. Based on these reviews, we do not believe that there is a material impact on the financial reporting judgements and estimates arising from our considerations and as a result the valuations of our assets or liabilities have not been significantly impacted by these risks as at 31 December 2024. We have not identified any significant impact from climate-related risks on the Group’s going concern assessment nor the viability of the Group over the next three years. For many years Unilever has placed sustainability at the centre of its strategy and has been working on becoming a more sustainable business. This has included implementing hundreds of actions to help mitigate and adapt against climate-related risks. The costs and benefits of such actions are embedded into the cost structures of the business and are not separately identifiable. None of these actions have significantly impacted the value of the Group's assets or their useful lives and whilst there is still much to do, our aim is to continue to reduce our exposure to climate-related risks without impacting the value of the Group’s assets. However we recognise that the climate emergency is deepening and government policies are likely to evolve as a result of commitments to limit global warning to 1.5°C and thus we will continue to carefully monitor potential implications on the valuations of our assets and liabilities that could arise in future years. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS The preparation of financial statements requires management to make estimates and judgements in the application of accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected. The following estimates are those that management believe have the most significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year: ■ Measurement of defined benefit obligations – the valuations of the Group’s defined benefit pension plan obligations are dependent on a number of assumptions. These include discount rates, inflation, and life expectancy of scheme members. Details of these assumptions and sensitivities are in note 4B. The following judgements are those that management believe have the most significant effect on the amounts recognised in the Group’s financial statements: ■ Utilisation of tax losses and recognition of other deferred tax assets – the Group operates in many countries and is subject to taxes in numerous jurisdictions. Management uses judgement to assess the recoverability of tax assets such as whether there will be sufficient future taxable profits to utilise losses – see note 6B. ■ Likelihood of occurrence of provisions and contingent liabilities – events can occur where there is uncertainty over future obligations. Judgement is required to determine if an outflow of economic resources is probable, or possible but not probable. Where it is probable, a liability is recognised and further judgement is used to determine the level of the provision. Where it is possible but not probable, further judgement is used to determine if the likelihood is remote, in which case no disclosures are provided; if the likelihood is not remote then judgement is used to determine the contingent liability disclosed. Unilever does not have provisions and contingent liabilities for the same matters. External advice is obtained for any material cases. See notes 6A, 19 and 20. ■ Recognition of pension surplus – where there is an accounting surplus on a defined benefit plan, management uses judgement to determine whether the Group can realise the surplus through refunds, reductions in future contributions or a combination of both. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 143 ACCOUNTING DEVELOPMENTS ADOPTED BY THE GROUP Recent accounting developments adopted by the Group The Group applied for the first-time amendments to the following standards from 1 January 2024. Applicable standard Key requirements Impact on Group IAS 7 and IFRS 7 – 'Supplier Finance Arrangements'’ The amendments introduce additional disclosure requirements for companies that enter into supplier finance arrangements. The amendments require qualitative and quantitative information to be disclosed about those arrangements. We have reviewed the Group’s supplier finance arrangements to ensure appropriate disclosures which are disclosed in note 14. All other standards or amendments to standards that have been issued by the IASB and were effective by 1 January 2024 were not applicable or material to Unilever. New standards, amendments and interpretations of existing standards that are not yet effective and have not been early adopted by the Group The following standards have been released but are not yet adopted by the Group. The Group is currently assessing their impact on the financial results and position of the Group. Applicable standard Key requirements or changes in accounting policy Amendments to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ Effective 1 January 2025 In August 2023, the International Accounting Standards Board (IASB) amended IAS 21 to clarify whether a currency is exchangeable, and how to determine a spot rate if it is not. Amendments to IFRS 9 and IFRS 7 ‘The Classification and Measurement of Financial instruments’ Effective from 1 January 2026 In May 2024 the International Accounting Standards Board (IASB) amended IFRS 7 and IFRS 9 which includes clarifications on recognition and derecognition dates of certain financial assets and liabilities, including exceptions for liabilities settled through electronic cash transfer systems. IFRS 18 Presentation and Disclosure in Financial Statements Effective 1 January 2027 IFRS 18 will replace IAS 1 Presentation of Financial Statements. The amendment impacts presentation and disclosure of the consolidated income statement with new defined categories being operating, investing, and financing to provide a consistent structure. Disclosures about Management-defined Performance Measures (MPMs) (i.e. certain non-GAAP measures) will have to be disclosed in the financial statement with reconciliations to GAAP measures. The new standard will also provide guidance on grouping of information (aggregation/disaggregation). All other new standards or amendments that are not yet effective that have been issued by the IASB are not applicable or material to Unilever. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 144 Unilever Annual Report and Accounts 2024 2. Segment information Segmental reporting The Group's operating and reportable segments are the five Business Groups of Beauty & Wellbeing, Personal Care, Home Care, Foods (previously reported as Nutrition) and Ice Cream. The segmental disclosure provided is consistent with information reviewed by our chief operating decision maker, the Unilever Leadership Executive. Beauty & Wellbeing ■ primarily sales of hair care (shampoo, conditioner, styling), skin care (face, hand and body moisturisers) and includes Prestige Beauty and Wellbeing. Personal Care ■ primarily sales of skin cleansing (soap, shower), deodorant and oral care (toothpaste, toothbrush, mouthwash) products. Home Care ■ primarily sales of fabric care (washing powders and liquids, rinse conditioners) and a wide range of home and hygiene cleaning products. Foods (previously Nutrition) ■ primarily sales of cooking aids & mini-meals (soups, bouillons, seasonings), condiments (mayonnaise, ketchup) and Unilever Food Solutions. Ice Cream ■ primarily ice cream products. Revenue Turnover comprises sales of goods after the deduction of discounts, sales taxes and estimated returns. It does not include sales between group companies. Discounts given by Unilever include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs and are based on the contractual arrangements with each customer. Discounts can either be immediately deducted from the sales value on the invoice or off-invoice and settled later through credit notes when the precise amounts are known. Amounts provided for discounts at the end of a period require estimation; historical data and accumulated experience is used to assess the provision using the most likely amount method and in most instances, the discount can be recognised using known facts with a high level of accuracy. Any differences between actual amounts settled and the amounts provided are recognised in the subsequent reporting period and are not material year-on- year. Customer contracts generally contain a single performance obligation and turnover is recognised when control of the products being sold has transferred to our customer as there are no longer any unfulfilled obligations to the customer. This is generally on delivery to the customer but depending on individual customer terms, this can be at the time of dispatch, delivery or upon formal customer acceptance. This is considered the appropriate point where the performance obligations in our contracts are satisfied as Unilever no longer has control over the inventory. Our customers have the contractual right to return goods only when authorised by Unilever. If material, an estimate is made of goods that will be returned, and a liability is recognised for this amount. An asset is then recorded for the corresponding inventory that is estimated to return to Unilever using a best estimate based on accumulated experience. Our customers are distributors who may be able to return unsold goods in consignment arrangements. Underlying operating profit Underlying operating profit means operating profit before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Items are classified as non-underlying due to their nature and/or frequency of occurrence. Our segments are comprised of similar product categories. 8 categories (2023: 8; 2022: 8) individually accounted for 5% or more of our revenue in one or more of the last three years. The following table shows the relevant contribution of these categories to Group revenue for the periods shown: Category Segment 2024 2023 2022 Fabric Home Care 15% 15% 15% Ice Cream Ice Cream 14% 13% 13% Hair Care Beauty & Wellbeing 10% 10% 11% Cooking Aids Foods 10% 10% 10% Skin Cleansing Personal Care 10% 10% 10% Deodorant Personal Care 9% 9% 8% Skin Care Beauty & Wellbeing 7% 7% 7% Condiments Foods 7% 7% 6% Other 18% 19% 20% * Cooking Aids previously reported as Scratch Cooking Aids; Condiments previously reported as Dressings. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 145

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

## 2. SEGMENT INFORMATION continued

The Group operating segment information is provided based on five product areas: Beauty & Wellbeing, Personal Care, Home Care, Foods and Ice Cream.

| | Notes | € million Beauty & Wellbeing | € million Personal Care | € million Home Care | € million Foods | € million Ice Cream | € million Total |
|---|---|---|---|---|---|---|---|
| **2024** | | | | | | | |
| Turnover | | 13,157 | 13,618 | 12,352 | 13,352 | 8,282 | 60,761 |
| Operating profit | 3 | 1,970 | 2,739 | 1,521 | 2,599 | 571 | 9,400 |
| Non-underlying items[(a)] | | 582 | 275 | 264 | 248 | 410 | 1,779 |
| Underlying operating profit | | 2,552 | 3,014 | 1,785 | 2,847 | 981 | 11,179 |
| Share of net profit/(loss) of joint ventures and associates | | 3 | 5 | 6 | 236 | 5 | 255 |
| Significant non-cash charges: | | | | | | | |
| Within underlying operating profit: | | | | | | | |
| Depreciation and amortisation | | 271 | 362 | 286 | 318 | 387 | 1,624 |
| Share-based compensation and other non-cash charges[(b)] | | 111 | 113 | 100 | 105 | 62 | 491 |
| Within non-underlying items: | | | | | | | |
| Impairment and other non-cash charges[(c)] | | 65 | 75 | 195 | 105 | 111 | 551 |
| **2023** | | | | | | | |
| Turnover | | 12,466 | 13,829 | 12,181 | 13,204 | 7,924 | 59,604 |
| Operating profit | 3 | 2,209 | 2,957 | 1,419 | 2,413 | 760 | 9,758 |
| Non-underlying items[(a)] | | 122 | (165) | 77 | 47 | 92 | 173 |
| Underlying operating profit | | 2,331 | 2,792 | 1,496 | 2,460 | 852 | 9,931 |
| Share of net profit/(loss) of joint ventures and associates | | 1 | 3 | 3 | 221 | 3 | 231 |
| Significant non-cash charges: | | | | | | | |
| Within underlying operating profit: | | | | | | | |
| Depreciation and amortisation | | 257 | 328 | 279 | 283 | 431 | 1,578 |
| Share-based compensation and other non-cash charges[(b)] | | 73 | 87 | 64 | 89 | 47 | 360 |
| Within non-underlying items: | | | | | | | |
| Impairment and other non-cash charges[(c)] | | (6) | 4 | (40) | (18) | (1) | (61) |
| **2022** | | | | | | | |
| Turnover | | 12,250 | 13,636 | 12,401 | 13,898 | 7,888 | 60,073 |
| Operating profit | 3 | 2,154 | 2,264 | 1,064 | 4,497 | 776 | 10,755 |
| Non-underlying items[(a)] | | 138 | 415 | 280 | (2,048) | 143 | (1,072) |
| Underlying operating profit | | 2,292 | 2,679 | 1,344 | 2,449 | 919 | 9,683 |
| Share of net profit/(loss) of joint ventures and associates | | 1 | 3 | 4 | 196 | 4 | 208 |
| Significant non-cash charges: | | | | | | | |
| Within underlying operating profit: | | | | | | | |
| Depreciation and amortisation | | 282 | 350 | 327 | 349 | 417 | 1,725 |
| Share-based compensation and other non-cash charges[(b)] | | 43 | 55 | 36 | 51 | 33 | 218 |
| Within non-underlying items: | | | | | | | |
| Impairment and other non-cash charges[(c)] | | 49 | 259 | 152 | 87 | 60 | 607 |

(a) Non-underlying items include (loss)/gain on disposal of group companies, impairment, restructuring costs, acquisition and disposal-related costs and other one-off items classified separately due to their nature and/or frequency of occurrence. Refer to note 3.

(b) Other non-cash charges within underlying operating profit include movements in provisions from underlying activities, excluding movements arising from non-underlying activities.

(c) Other non-cash charges within non-underlying items includes movements in restructuring provisions and movements in certain legal provisions.

146 **Unilever** Annual Report and Accounts 2024

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

## 2. SEGMENT INFORMATION continued

The Unilever Group is not reliant on turnover from transactions with any single customer and does not receive 10% or more of its turnover from transactions with any single customer.

Segment assets and liabilities are not provided because they are not reported to or reviewed by our chief operating decision-maker, which is the Unilever Leadership Executive (ULE).

Turnover and non-current assets for the country of domicile, the United States and India (being the two largest countries outside the home country) and for all other countries are:

| | € million United Kingdom | € million United States | € million India | € million Others | € million Total |
|---|---|---|---|---|---|
| **2024** | | | | | |
| Turnover | **2,646** | **12,515** | **6,677** | **38,923** | **60,761** |
| Non-current assets[a] | **3,830** | **19,715** | **6,700** | **23,296** | **53,541** |
| **2023** | | | | | |
| Turnover | 2,523 | 12,250 | 6,691 | 38,140 | 59,604 |
| Non-current assets[a] | 3,567 | 18,205 | 6,436 | 22,876 | 51,084 |
| **2022** | | | | | |
| Turnover | 2,498 | 12,122 | 6,872 | 38,581 | 60,073 |
| Non-current assets[a] | 3,621 | 18,109 | 6,500 | 23,971 | 52,201 |

(a) For the purpose of this table, non-current assets include goodwill, intangible assets, property, plant and equipment and other non-current assets as shown on the consolidated balance sheet. Goodwill is attributed to countries where acquired business operated at the time of acquisition; all other assets are attributed to the countries where they were acquired.

No other country had turnover or non-current assets (as shown above) greater than 10% of the Group total.

## ADDITIONAL INFORMATION BY GEOGRAPHIES

Although the Group's operations are managed by product area, we provide additional information based on geographies.

| | **€ million 2024** | € million 2023 | € million 2022 |
|---|---|---|---|
| Asia Pacific Africa | **25,991** | 26,234 | 27,504 |
| The Americas[a] | **22,491** | 21,531 | 20,905 |
| Europe | **12,279** | 11,839 | 11,664 |
| **Total** | **60,761** | 59,604 | 60,073 |

(a) Americas sales in North America were €13,382 million (2023: €13,130 million; 2022: €13,000 million) and in Latin America were €9,109 million (2023: €8,401 million; 2022: €7,905 million).

The Group's turnover classified by markets is:

| | **€ million 2024** | € million 2023 | € million 2022 |
|---|---|---|---|
| Emerging markets | **35,313** | 34,714 | 35,324 |
| Developed markets | **25,448** | 24,890 | 24,749 |

Transactions between the Unilever Group's geographical regions are immaterial and are carried out on an arm's length basis.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

# 3. Operating costs

**Operating costs**
Operating costs include cost of sales, brand and marketing investment, overheads and other items including gains and losses on business disposals, acquisition and disposal-related costs, restructuring costs, impairments and other items within operating profit recognised separately due to their nature and/or frequency.

**(i) Cost of sales**
Cost of sales includes the cost of inventories sold during the period and distribution costs. The cost of inventories are raw and packaging materials and related production costs. Distribution costs are charged to the income statement as incurred.

**(ii) Brand and marketing investment**
Brand and marketing investment include costs related to creating and maintaining brand equity and brand awareness. This includes media, advertising production, promotional materials and engagement with consumers. These costs are charged to the income statement as incurred.

**(iii) Overheads**
Overheads include staff costs associated with sales activities and central functions such as finance, human resources, and research and development costs. Research and development costs are staff costs, material costs, depreciation of property, plant and equipment, patent costs and other costs that are directly attributable to research and product development activities. These costs are charged to the income statement as incurred.

**(iv) Restructuring costs**
Restructuring costs are costs that are directly attributable to a restructuring project. Management define a restructuring project as a strategic, major initiative that delivers cost savings and materially change either the scope of the business or the manner in which the business is conducted.

**(v) Acquisition and disposal-related costs**
Acquisition and disposal-related costs are costs that are directly attributable to a business acquisition or disposal project.

**(vi) Impairment of assets**
Impairment of assets including goodwill, intangible assets and property, plant and equipment.

**(vii) Gains or losses from the disposal of group companies**
Gains or losses from the disposal of group companies which arise from business disposal projects.

**(viii) Others**
Other approved one-off items are those additional matters considered by management to be significant and outside the course of normal operations.

| | € million 2024 | € million 2023 | € million 2022 |
|---|---|---|---|
| Turnover | **60,761** | 59,604 | 60,073 |
| Cost of sales | **(33,391)** | (34,429) | (35,906) |
| of which: | | | |
| Distribution costs | **(3,469)** | (3,549) | (3,787) |
| Production costs | **(4,074)** | (3,969) | (3,995) |
| Raw and packaging materials and goods purchased for resale | **(24,069)** | (25,084) | (26,360) |
| Other | **(1,779)** | (1,827) | (1,764) |
| Gross profit | **27,370** | 25,175 | 24,167 |
| Selling and administrative expenses | **(16,191)** | (15,244) | (14,484) |
| of which: | | | |
| Brand and marketing investment | **(9,410)** | (8,546) | (7,821) |
| Overheads | **(6,781)** | (6,698) | (6,663) |
| of which: Research and development[(a)] | **(987)** | (949) | (908) |
| (Loss)/gain on disposal of group companies[(b)] | **(406)** | 489 | 2,335 |
| Acquisition and disposal-related costs[(c)] | **(387)** | (242) | (50) |
| Restructuring costs[(d)] | **(850)** | (499) | (777) |
| Impairments[(e)] | **(133)** | (1) | (221) |
| Other | **(3)** | 80 | (215) |
| **Operating profit** | **9,400** | 9,758 | 10,755 |

(a) Research and development costs include patent costs of €27 million in 2024. The patent costs for 2023 and 2022 were €29 million and €28 million respectively.
(b) 2024 net loss arises from the disposals of our Russian business, Elida Beauty, Pureit, and Qinyuan. This net loss includes a foreign currency translation reserve write-off of €545 million. 2023 includes a gain of €497 million related to the disposal of Suave. 2022 includes a gain of €2,303 million related to the disposal of the global tea business.
(c) 2024 includes a charge of €239 million (2023: €104 million) relating to the revaluation of the minority interest liability of Nutrafol, €54 million relating to the Ice Cream separation, and €39 million relating to the acquisition of Yasso.
(d) In 2024, we announced the launch of a company-wide productivity programme that would impact around 7,500 jobs and support margin improvement through specific interventions over its duration. The majority of the costs incurred that relate to the productivity programme were for redundancy and are recognised as restructuring in line with our policy. The remaining costs comprise technology and supply chain projects.
(e) 2024 includes an impairment charge of €127 million relating to Blueair, an air purification business. 2022 includes an impairment charge of €192 million relating to Dollar Shave Club.

Exchange gain/(loss) within operating costs in 2024 is €24 million (2023: €(249) million; 2022: €(225) million).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

# 4. Employees

## 4A. STAFF AND MANAGEMENT COSTS

| Staff costs | € million 2024 | € million 2023 | € million 2022 |
|---|---|---|---|
| Wages and salaries | (5,852) | (5,722) | (5,857) |
| Social security costs | (640) | (591) | (587) |
| Other pension costs | (339) | (348) | (396) |
| Share-based compensation costs | (324) | (212) | (177) |
| | (7,155) | (6,873) | (7,017) |

| Average number of employees during the year[(a)] | '000 2024 | '000 2023 | '000 2022 |
|---|---|---|---|
| Asia Pacific Africa | 61 | 64 | 73 |
| The Americas | 38 | 38 | 38 |
| Europe | 26 | 26 | 27 |
| | 125 | 128 | 138 |

(a) Reduction in average number of employees is primarily driven by the productivity programme and business disposals during 2024. The reduction in 2023 was primarily driven by the disposal of the global tea business in 2022.

| Key management compensation | € million 2024 | € million 2023 | € million 2022 |
|---|---|---|---|
| Salaries and short-term employee benefits | (44) | (41) | (41) |
| Share-based benefits[(a)] | (19) | (13) | (15) |
| | (63) | (54) | (56) |
| Of which: Executive Directors | (14) | (13) | (12) |
| Other[(b)] | (49) | (41) | (44) |
| Non-Executive Directors' fees | (2) | (2) | (2) |
| | (65) | (56) | (58) |

(a) Share-based benefits are expenses recognised for the period. Share-based benefits compensation on a vesting basis is €13 million (2023: €8 million; 2022: €12 million).
(b) Other includes all members of the Unilever Leadership Executive, other than Executive Directors.

Key management are defined as the members of Unilever Leadership Executive (ULE) and the Non-Executive Directors. Compensation for ULE members is pro-rated based on time actively spent in a ULE role.

Details of the remuneration of Directors (including leaving arrangements) are given in the parts noted as audited in the Directors' Remuneration Report on pages 95 to 117.

Unilever Annual Report and Accounts 2024 149

4B. PENSIONS AND SIMILAR OBLIGATIONS For defined benefit plans, operating and finance costs are recognised separately in the income statement. The amount charged to operating cost in the income statement is the cost of accruing pension benefits promised to employees over the year, administration costs (other than costs of managing plan assets), plus the costs of individual events such as past service benefit changes, settlements and curtailments (such events are recognised immediately in the income statement). The amount charged or credited to finance costs is a net interest expense calculated by applying the liability discount rate to the surplus or deficit. Any differences between the expected interest on assets and the return actually achieved, and any changes in the liabilities over the year due to changes in assumptions or experience within the plans, are recognised immediately in the statement of comprehensive income. The defined benefit plan surplus or deficit on the balance sheet comprises the total for each plan of the fair value of plan assets less the present value of the defined benefit liabilities (using a discount rate based on high-quality corporate bonds, or a suitable alternative where there is no active corporate bond market) adjusted for irrecoverable surpluses. All defined benefit plans are subject to regular actuarial review using the projected unit method by external consultants. The Group policy is that the most material plans, representing approximately 81% of the defined benefit liabilities, are formally valued every year. Other material plans, accounting for a further 14% of the liabilities, have their liabilities updated each year. Group policy for the remaining plans requires a full actuarial valuation at least every three years. Asset values for all plans are updated every year. For defined contribution plans, the charges to the income statement are the company contributions payable, as the company’s obligation is limited to the contributions paid into the plans. The assets and liabilities of such plans are not included in the balance sheet of the Group. Description of plans The Group increasingly operates a number of defined contribution plans, the assets of which are held in external funds. In certain countries, the Group operates defined benefit pension plans based on employee pensionable remuneration and length of service. The majority of defined benefit plans are either career average, final salary or hybrid plans and operate on a funded basis with assets held in external funds. Benefits are determined by the plan rules and are linked to inflation in some countries. Our largest plans are in the UK and the Netherlands. In the UK, we operate a career average defined benefit plan (with a salary limit for benefit accrual) which is closed to new entrants from October 2021, and a defined contribution plan. In the Netherlands, we operate a collective defined contribution plan for all new benefit accrual and a closed career average defined benefit plan for benefits built up to April 2015. The Group also provides other post-employment benefits, mainly post-employment healthcare plans in the US, closed to new entrants from January 2014. These plans are predominantly unfunded. Governance The majority of the Group’s externally funded plans are established as trusts, foundations or similar entities. The operation of these entities is governed by local regulations and practice in each country, as is the nature of the relationship between the Group and the Trustees (or equivalent) and their composition. Where Trustees (or equivalent) are in place to operate plans, they are generally required to act on behalf of the plan’s stakeholders. They are tasked with periodic reviews of the solvency of the plan in accordance with local legislation and play a role in the long- term investment and funding strategy. The Group also has an internal body, the Pensions Committee, that is responsible for setting the company’s policies and decision-making on plan matters, including but not limited to design, funding, investments, risk management and governance. Investment strategy The Group’s investment strategy in respect of its funded plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the Group of the benefits provided. To achieve this, investments are diversified, such that the failure of any single investment should not have a material impact on the overall level of assets. The plans expose the Group to a number of actuarial risks such as investment risk, interest rate risk, longevity risk and, in certain countries, inflation risk. There are no unusual entity or material plan-specific risks to the Group. The plans invest a reducing proportion of assets in equities and, for risk control, an increasing proportion in liability matching assets (bonds). There are also investments in property and other alternative assets; additionally, the Group uses derivatives to further mitigate the impact of the risks outlined above. However, the portfolio leverage is relatively low. The majority of assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified externally managed investment vehicle to implement their strategic asset allocation models, currently for bonds, equities and alternative assets. The aim is to provide high-quality, well-diversified, cost-effective, risk-controlled vehicles. The pension plans’ investments are overseen by Unilever’s internal investment company, the Univest Company. Assumptions With the objective of presenting the assets and liabilities of the pensions and other post-employment benefit plans at their fair value on the balance sheet, assumptions under IAS 19 are set by reference to market conditions at the valuation date. The actuarial assumptions used to calculate the benefit liabilities vary according to the country in which the plan is situated. The following table shows the assumptions, weighted by liabilities, used to value the principal defined benefit plans (representing approximately 95% of total pension liabilities and other post-employment benefit liabilities).  31 December 2024 31 December 2023 Defined benefit pension plans Other post- employment benefit plans Defined benefit pension plans Other post- employment benefit plans Discount rate 4.8% 6.3% 4.4% 5.9 % Inflation 2.8 % n/a 2.8 % n/a Rate of increase in salaries 3.4% 3.0% 3.4% 2.9 % Rate of increase for pensions in payment (where provided) 2.5 % n/a 2.6 % n/a Rate of increase for pensions in deferment (where provided) 2.8 % n/a 2.8 % n/a Long-term medical cost inflation n/a 5.7 % n/a 5.5 % For the most material other post-employment benefit plan in the US, a higher initial level of medical cost inflation is assumed which falls from the initial rate of 6.75% to the long-term rate of 5% after 7 years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 150 Unilever Annual Report and Accounts 2024 4B. PENSIONS AND SIMILAR OBLIGATIONS continued For the UK and Netherlands pension plans, representing approximately 64% of all defined benefit pension liabilities, the assumptions used at 31 December 2024 and 2023 were: United Kingdom Netherlands 2024 2023 2024 2023 Discount rate 5.6% 4.7% 3.4% 3.2% Inflation 3.1% 3.0% 2.0% 2.1% Rate of increase in salaries 3.8% 3.6% 2.5% 2.6% Rate of increase for pensions in payment (where provided) 2.9% 2.8% 2.0% 2.1% Rate of increase for pensions in deferment (where provided) 2.9% 2.8% 2.0% 2.1% Number of years a current pensioner is expected to live beyond age 65: Men 21.5 21.5 22.0 21.9 Women 23.1 23.1 24.2 24.1 Number of years a future pensioner currently aged 45 is expected to live beyond age 65: Men 22.5 22.4 24.0 23.9 Women 24.3 24.2 26.2 26.1 Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy (including expectations of future improvements), plan experience and other relevant data. These assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. The years of life expectancy for 2024 above have been translated from the following tables: Largest UK plan: Standard life expectancy tables Series S3, adjusted to reflect the experience of our plan members analysed as part of the 2022 actuarial valuation. Future improvements in longevity have been allowed for in line with the core CMI 2022 Mortality Projections Model with a 1% p.a. long-term improvement rate. Largest Netherlands plan: The Dutch Actuarial Society’s AG Prognosetafel 2024 table is used with correction factors (2020) to allow for the typically longer life expectancy for fund members relative to the general population. This table has an in-built allowance for future improvements in longevity. The impact from changes to the assumptions of the remaining defined benefit plans are considered immaterial. Their assumptions vary due to a number of factors including the currency and long-term economic conditions of the countries where they are situated. Income statement The charge to the income statement comprises: Notes € million 2024 € million 2023 € million 2022 Charged to operating profit: Defined benefit pension and other benefit plans: Gross service cost (178) (128) (186) Employee contributions 37 11 12 Special termination benefits (5) (14) (11) Past service cost including (losses)/gains on curtailments(a) 32 3 – Settlements 5 2 1 Defined contribution plans (230) (222) (212) Total operating cost 4A (339) (348) (396) Finance income/(cost)(b) 5 71 110 44 Net impact on the income statement (before tax) (268) (238) (352) (a) This includes €28 million credit in the UK due to removal of a discretionary administration practice. (b) This includes the impact of asset ceiling on interest. Statement of comprehensive income Amounts recognised in the statement of comprehensive income on the remeasurement of the surplus/(deficit). € million 2024 € million 2023 € million 2022 Return on plan assets excluding amounts included in net finance income/(cost) (601) 131 (6,483) Change in asset ceiling excluding amounts included in finance cost (38) (6) (184) Actuarial gains/(losses) arising from changes in demographic assumptions 26 98 (24) Actuarial gains/(losses) arising from changes in financial assumptions 903 (552) 6,914 Experience gains/(losses) arising on pension plan and other benefit plan liabilities 28 (416) (760) Total of defined benefit costs recognised in other comprehensive income 318 (745) (537) STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 151 4B. PENSIONS AND SIMILAR OBLIGATIONS continued Balance sheet The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans at the balance sheet date were: € million 2024 € million 2023 Pension plans Other post- employment benefit plans Pension plans Other post- employment benefit plans Fair value of assets 19,867 2 20,174 4 Present value of liabilities (16,259) (345) (17,174) (348) Computed surplus/(deficit) 3,608 (343) 3,000 (344) Irrecoverable surplus(a) (295) – (255) – Surplus/(deficit) 3,313 (343) 2,745 (344) Of which in respect of: Funded plans in surplus: Liabilities (12,909) – (13,739) – Assets 17,368 – 17,775 – Aggregate surplus 4,459 – 4,036 – Irrecoverable surplus(a) (295) – (255) – Surplus/(deficit) 4,164 – 3,781 – Funded plans in deficit: Liabilities (2,633) (41) (2,715) (39) Assets 2,499 2 2,399 4 Surplus/(deficit) (134) (39) (316) (35) Unfunded plans: Pension liability (717) (304) (720) (309) (a) A surplus is deemed recoverable to the extent that the Group is able to benefit economically from the surplus. Unilever assesses the maximum economic benefit available through a combination of refunds and reductions in future contributions in accordance with local legislation and individual financing arrangements with each of our funded defined benefit plans. Reconciliation of change in assets and liabilities The group of plans within ‘Rest of world’ category in the tables below are not materially different with respect to their risks that would require disaggregated disclosure. Movements in assets during the year: € million UK € million Netherlands € million Rest of world € million 2024 Total € million UK € million Netherlands € million Rest of world € million 2023 Total 1 January fair value of assets 8,679 5,514 5,985 20,178 8,704 5,343 5,320 19,367 1 January irrecoverable surplus – – (255) (255) – – (234) (234) 1 January (after irrecoverable surplus) 8,679 5,514 5,730 19,923 8,704 5,343 5,086 19,133 Employee contributions – – 37 37 – – 11 11 Settlements – – – – – – (1) (1) Actual return on plan assets (excluding amounts in net finance income/charge) (894) 194 99 (601) (227) 146 212 131 Change in asset ceiling excluding amounts included in interest expenses – – (38) (38) – – (6) (6) Interest income(a) 407 174 273 854 432 194 233 859 Employer contributions(b) 47 (106) 256 197 50 9 348 407 Benefit payments (492) (181) (535) (1,208) (459) (178) (485) (1,122) Other(c) – – (13) (13) – – 371 371 Currency retranslation 385 – 38 423 179 – (39) 140 31 December (after irrecoverable surplus) 8,132 5,595 5,847 19,574 8,679 5,514 5,730 19,923 31 December irrecoverable surplus – – (295) (295) – – (255) (255) 31 December fair value of assets 8,132 5,595 6,142 19,869 8,679 5,514 5,985 20,178 (a) This includes the impact of asset ceiling on interest. (b) The Group received a partial refund of €115 million from the Netherlands Plan in 2024, per a formal agreement with the Plan allowing a return of surplus provided specific funding conditions are satisfied. (c) The majority of 'Other' during 2023 is explained by reclassification of India HUL and GSK Provident Funds from Defined Contribution to Defined Benefit reporting adding €368 million to both assets and liabilities at year end 2023. The impact on the overall (deficit)/surplus is nil. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 152 Unilever Annual Report and Accounts 2024 4B. PENSIONS AND SIMILAR OBLIGATIONS continued Movements in liabilities during the year: € million UK € million Netherlands € million Rest of world € million 2024 Total € million UK € million Netherlands € million Rest of world € million 2023 Total 1 January (7,250) (4,031) (6,241) (17,522) (6,838) (3,734) (5,992) (16,564) Gross service cost (51) (4) (123) (178) (42) (5) (81) (128) Special termination benefits – – (5) (5) – – (14) (14) Past service costs including losses/(gains) on curtailments 27 – 5 32 – – 3 3 Settlements – – 5 5 – – 3 3 Interest cost (337) (126) (320) (783) (335) (135) (279) (749) Actuarial gain/(loss) arising from changes in demographic assumptions 3 13 10 26 104 – (6) 98 Actuarial gain/(loss) arising from changes in financial assumptions 675 160 68 903 (243) (236) (73) (552) Actuarial gain/(loss) arising from experience adjustments (14) 154 (112) 28 (220) (99) (97) (416) Benefit payments 492 181 535 1,208 459 178 485 1,122 Other(a) – – 33 33 – – (371) (371) Currency retranslation (327) – (24) (351) (135) – 181 46 31 December (6,782) (3,653) (6,169) (16,604) (7,250) (4,031) (6,241) (17,522) (a) The majority of 'Other' during 2023 is explained by reclassification of India HUL and GSK Provident Funds from Defined Contribution to Defined Benefit reporting adding €368 million to both assets and liabilities at year end 2023. The impact on the overall (deficit)/surplus is nil. Movements in (deficit)/surplus during the year: € million UK € million Netherlands € million Rest of world € million 2024 Total € million UK € million Netherlands € million Rest of world € million 2023 Total 1 January 1,429 1,483 (511) 2,401 1,866 1,609 (906) 2,569 Gross service cost (51) (4) (123) (178) (42) (5) (81) (128) Employee contributions – – 37 37 – – 11 11 Special termination benefits – – (5) (5) – – (14) (14) Past service costs including losses/(gains) on curtailments 27 – 5 32 – – 3 3 Settlements – – 5 5 – – 2 2 Actual return on plan assets (excluding amounts in net finance income/charge) (894) 194 99 (601) (227) 146 212 131 Change in asset ceiling excluding amounts included in interest expenses – – (38) (38) – – (6) (6) Interest cost (337) (126) (320) (783) (335) (135) (279) (749) Interest income(a) 407 174 273 854 432 194 233 859 Actuarial gain/(loss) arising from changes in demographic assumptions 3 13 10 26 104 – (6) 98 Actuarial gain/(loss) arising from changes in financial assumptions 675 160 68 903 (243) (236) (73) (552) Actuarial gain/(loss) arising from experience adjustments (14) 154 (112) 28 (220) (99) (97) (416) Employer contributions(b) 47 (106) 256 197 50 9 348 407 Benefit payments – – – – – – – – Other – – 20 20 – – – – Currency retranslation 58 – 14 72 44 – 142 186 31 December 1,350 1,942 (322) 2,970 1,429 1,483 (511) 2,401 (a) This includes the impact of asset ceiling on interest. (b) The Group received a partial refund of €115 million from the Netherlands Plan in 2024, per a formal agreement with the Plan allowing a return of surplus provided specific funding conditions are satisfied. The actual return on recognised plan assets during 2024 was €253 million, being €(601) million of asset returns and €854 million of interest income shown in the tables above (2023: €990 million). Movements in irrecoverable surplus during the year: € million UK € million Netherlands € million Rest of world € million 2024 Total € million UK € million Netherlands € million Rest of world € million 2023 Total 1 January – – (255) (255) – – (234) (234) Interest income – – (7) (7) – – (7) (7) Change in irrecoverable surplus in excess of interest – – (38) (38) – – (6) (6) Currency retranslations – – 5 5 – – (8) (8) 31 December – – (295) (295) – – (255) (255) STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 153

4B. PENSIONS AND SIMILAR OBLIGATIONS continued The duration of the principal defined benefit plan liabilities (representing 95% of total pension liabilities and other post-employment benefit liabilities) and the split of liabilities between different categories of plan participants are: UK Netherlands Rest of world(a) 2024 Total UK Netherlands Rest of world(a) 2023 Total Duration (years) 12 14 10 0 to 23 12 14 10 0 to 22 Active members 8% 7% 23% 13% 7% 7% 23% 12% Deferred members 30% 38% 15% 27% 31% 38% 14% 27% Retired members 62% 55% 62% 60% 62% 55% 63% 61% (a) Rest of world numbers shown are weighted averages by liabilities. Plan assets The group of plans within ‘Rest of world’ category in the tables below are not materially different with respect to their risks that would require disaggregated disclosure. € million 31 December 2024 € million 31 December 2023 UK Netherlands Rest of world 2024 Total UK Netherlands Rest of world 2023 Total Total Pension Plans Assets 8,132 5,595 6,140 19,867 8,679 5,514 5,981 20,174 Equities Total 214 1,176 1,106 2,496 224 1,095 1,424 2,743 – Europe 37 148 346 531 43 171 431 645 – North America 128 746 525 1,399 133 670 617 1,420 – Other 49 282 235 566 48 254 376 678 Fixed Income Total 6,228 3,627 3,763 13,618 6,640 3,521 3,344 13,505 – Government bonds 4,296 1,460 1,814 7,570 4,773 1,461 1,546 7,780 – Investment grade corporate bonds 895 648 1,296 2,839 791 620 1,197 2,608 – Other Fixed Income 1,037 1,519 653 3,209 1,076 1,440 601 3,117 Derivatives (239) 90 – (149) (237) 145 16 (76) Private Equity 617 105 32 754 559 95 36 690 Property and Real Estate 749 370 433 1,552 674 321 412 1,407 Hedge Funds 123 – 75 198 136 – 69 205 Other 440 227 404 1,071 683 337 391 1,411 Other Pension Plans – – 327 327 – – 289 289 Other Post-Employment Benefit Plans Assets – – 2 2 – – 4 4 Total Assets 8,132 5,595 6,142 19,869 8,679 5,514 5,985 20,178 The fair values of the above equity and fixed income instruments are determined based on quoted market prices in active markets. The fair value of private equity, properties, derivatives and hedge funds are not based on quoted market prices in active markets. Properties are externally and independently appraised on the basis of an open market value per professional market standards. The value of an investment holding in a property fund is typically the net asset value as provided to an investor. The Group uses derivatives and other instruments to hedge some of its exposure to inflation and interest rate risk – the degree of this hedging of liabilities was over 100% for both interest rate and inflation for the UK plan and approximately 90% for interest rate and 20% for inflation for the Netherlands plan at year end. Foreign currency exposures, in part, are also hedged by the use of forward foreign exchange contracts. Assets included in the Other category are cash and insurance contracts which are also unquoted assets. No Unilever securities were held at 31 December 2024 or 31 December 2023. Property includes property occupied by Unilever amounting to €98 million and €80 million at 31 December 2024 and 2023 respectively. The pension assets above exclude the assets in a Special Benefits Trust amounting to €30 million (2023: €33 million) to fund pension and similar obligations in the US (see also note 17A on page 182). Sensitivities The sensitivity of the overall pension liabilities to changes in the weighted key assumptions are: Change in liabilities Change in assumption UK Netherlands Total Discount rate Increase by 0.5% -6% -7% -5 % Inflation rate Increase by 0.5% 4% 8% 5 % Life expectancy Increase by 1 year 4% 4% 4 % Long-term medical cost inflation(a) Increase by 1.0% n/a n/a 4% (a) Long-term medical cost inflation only relates to post-retirement medical plans and its impact on these liabilities. A decrease in each assumption would have a comparable and opposite impact on liabilities. The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period and may not be representative of the actual change. It is based on a change in the key assumption while holding all other assumptions constant. When calculating the sensitivity to the assumption, the same method used to calculate the liability recognised in the balance sheet has been applied. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared with the previous period. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 154 Unilever Annual Report and Accounts 2024 4B. PENSIONS AND SIMILAR OBLIGATIONS continued Cash flow Group cash flow in respect of pensions and similar post-employment benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans. The table below sets out these amounts: € million 2025 Estimate € million 2024 € million 2023 € million 2022 Company contributions to funded plans: Defined Benefit (a) 95 82 291 176 Defined Contribution 245 230 222 212 Benefits paid by the Company in respect of unfunded plans: Defined Benefit 110 115 116 127 Group cash flow in respect of pensions and similar benefits 450 427 629 515 (a) The Group contributed a one-off contribution of $110 million into the US Pension Plan in 2023. The Group received a partial refund of €115 million from the Netherlands Plan in 2024, per a formal agreement with the Plan allowing a return of surplus provided specific funding conditions are satisfied. A further €118 million refund from the Netherlands Plan is due to be received in 2025. Following conclusion of the 2022 triennial valuation of the UK pension fund, the Group, in agreement with the Trustees, implemented an updated Schedule of Contributions. Deficit contributions to this fund will continue to be nil. The next triennial valuation is in 2025. The Group’s funding policy is to periodically review the contributions made to the plans while taking account of local legislation. 4C. SHARE-BASED COMPENSATION PLANS The fair value of awards at grant date is calculated using observable market price. This value is expensed over their vesting period, with a corresponding credit to equity. The expense is reviewed and adjusted to reflect changes to the level of awards expected to vest, except where this arises from a failure to meet a market condition. Any cancellations are recognised immediately in the income statement. As at 31 December 2024, the Group had multiple share-based compensation plans to its employees including Executive Directors and Key Management. The numbers in this note include shares awarded to Executive Directors as reported under Directors’ Remuneration Report on pages 95 to 117 and to key management as reported in note 4A on page 149. Non-Executive Directors do not participate in any of the share-based compensation plans. The charge to income statement related to equity-settled share-based compensation plan is €324 million (2023: €212 million; 2022: €177 million). SHARE PLANS As at 31 December 2024, the Group has multiple Share plans under which employees are granted Unilever PLC’s shares. The major share-based plans are explained below: Performance Share Plans (PSP) From 2021, under PSP scheme, Unilever’s managers receive annual awards of PLC shares. The awards vest between 0% and 200% of grant level (limits for Executive Directors may vary and are detailed in the Directors’ Remuneration Report on pages 95 to 117) based on the performance measures which are percentage business winning, cumulative free cash flow, underlying return on invested capital, sustainability progress index for the Group. The awards vest after 3 years. In 2024, the Group modified the PSP scheme to only eligible employees. The performance measures for PSP awards from 2024 are underlying sales growth, underlying return on invested capital, relative total shareholder return and sustainability progress index. Annual Share Plans (ASP) From 2024, under the Annual Share Plan (ASP) award, eligible employees receive Unilever PLC shares which will vest after 3 years and are not subject to any performance conditions. Management Co-Investment Plans (MCIP) The MCIP allowed Unilever’s managers to invest up to 100% of their annual bonus (a minimum of 33% and maximum of 67% for Executive Directors) in shares of Unilever PLC and to receive a corresponding award of performance-related shares. The awards vest between 0% and 200% of grant level (limits for Executive Directors may vary and are detailed in the Directors’ Remuneration Report on pages 95 to 117) based on the performance measures which are underlying sales growth, underlying EPS growth, return on invested capital and sustainability progress index. The awards vest after 4 years. MCIP awards were last granted in 2020 and vested in 2024. A summary of the status of the above Share Plans as at 31 December 2024, 2023 and 2022 and changes during the years ended on these dates is presented below: 2024 Number of shares 2023 Number of shares 2022 Number of shares Outstanding at 1 January 21,329,938 17,923,890 14,318,564 Awarded 7,508,412 7,479,544 10,032,321 Vested (6,296,695) (2,021,439) (3,101,598) Forfeited (3,429,400) (2,052,057) (3,325,397) Outstanding at 31 December 19,112,255 21,329,938 17,923,890 2024 2023 2022 Share award value information Fair value per share award during the year €46.19 €45.71 €41.56 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 155 4C. SHARE-BASED COMPENSATION PLANS continued SHARE OPTIONS In the year 2024, Hindustan Unilever Limited (HUL) subsidiary of Unilever PLC announced “HUL PSP” scheme 2024. Under this scheme, specific eligible employees of HUL and its wholly owned subsidiaries are awarded with HUL share options. HUL PSP vesting to managers at higher work levels is based on underlying sales growth, underlying return on invested capital, relative total shareholder return and sustainability progress index. These awards will vest after 3 years. Number of options Weighted average exercise price Outstanding at 1 January 2024 – €0.00 Awarded 196,994 €0.01 Vested – €0.00 Forfeited (15,856) €0.01 Outstanding at 31 December 2024 181,138 €0.01 Summary of options outstanding: Outstanding share options Weighted average exercise price Weighted remaining average contractual life HUL PSP share options 181,138 €0.01 25 months Additional information At 31 December 2024, the employee benefit trust held 1,998,281 (2023: 1,361,032) PLC shares and PLC and its subsidiaries held 326,473 (2023: 36,903) PLC shares which are held as treasury shares. The book value of €37 million (2023: €207 million) of the shares held by the trust and by Unilever PLC and its subsidiaries in respect of share-based compensation plans is eliminated on consolidation by deduction from other reserves. Their market value at 31 December 2024 was €127 million (2023: €60 million). Shares held to satisfy awards are accounted for in accordance with IAS 32 ‘Financial Instruments: Presentation’. All differences between the purchase price of the shares held to satisfy awards granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves. Between 31 December 2024 and 21 February 2025 (the latest practicable date for inclusion in this report), movement in shares and share options are as below: ■ Shares: nil shares were granted, 6,389,830 shares vested and 1,416,886 shares were forfeited related to the Share Plans. ■ Share options: nil shares were granted, nil shares vested and 2,565 shares were forfeited related to the Share Plans. 5. Net finance costs Net finance costs are comprised of finance costs and finance income, including net finance costs in relation to pensions and similar obligations. Finance income includes income on cash and cash equivalents and income on other financial assets. Finance costs include interest costs in relation to financial liabilities. This includes interest on lease liabilities which represents the unwind of the discount rate applied to lease liabilities. Borrowing costs are recognised based on the effective interest method. Net finance costs Notes € million 2024 € million 2023 € million 2022 Finance costs (1,113) (1,038) (818) Bank loans and overdrafts (82) (82) (44) Interest on bonds and other loans(a) (959) (921) (673) Interest on lease liabilities (77) (72) (72) Net gain/(loss) on transactions for which hedge accounting is not applied(b) 5 37 (29) On foreign exchange derivatives (90) 86 123 Exchange difference on underlying items 95 (49) (152) Finance income 438 442 281 Pensions and similar obligations 4B 71 110 44 (604) (486) (493) (a) Interest on bonds and other loans includes the impact of interest rate derivatives that are part of hedge accounting relationships and the related recycling of results from the hedge accounting reserve. This includes an amount of €(3) million (2023: €(16) million) relating to unwinding of discount on deferred consideration for acquisitions. (b) For further details of derivatives for which hedge accounting is not applied, please refer to note 16C. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 156 Unilever Annual Report and Accounts 2024 6. Taxation 6A. INCOME TAX Income tax on the profit for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years. Current tax in the consolidated income statement will differ from the income tax paid in the consolidated cash flow statement primarily because of deferred tax arising on temporary differences and payment dates for income tax occurring after the balance sheet date. Unilever is subject to taxation in the many countries in which it operates. The tax legislation of these countries differs, is often complex and is subject to interpretation by management and the government authorities. These matters of judgement give rise to the need to create provisions for tax payments that may arise in future years with respect to transactions already undertaken. Provisions are made against individual exposures and take into account the specific circumstances of each case, including the strength of technical arguments, recent case law decisions or rulings on similar issues and relevant external advice. The provision is estimated based on one of two methods, the expected value method (the sum of the probability-weighted amounts in a range of possible outcomes) or the single most likely amount method, depending on which is expected to better predict the resolution of the uncertainty. Tax charge in income statement € million 2024 € million 2023 € million 2022 Current tax Current year (2,835) (2,261) (2,206) Pillar 2 income taxes (9) – – Over/(under) provided in prior years 191 9 (61) (2,653) (2,252) (2,267) Deferred tax Origination and reversal of temporary differences 121 22 153 Changes in tax rates (2) 7 28 Recognition of previously unrecognised losses brought forward 34 24 18 153 53 199 (2,500) (2,199) (2,068) The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever companies, and the actual rate of taxation charged is as follows: Reconciliation of effective tax rate % 2024% 2023% 2022 Computed rate of tax(a) 25 25 25 Differences between computed rate of tax and effective tax rate due to: Incentive tax credits (2) (2) (2) Withholding tax on dividends 3 2 2 Expenses not deductible for tax purposes 2 1 1 Irrecoverable withholding tax 1 1 1 Income tax reserve adjustments – current and prior year – (1) – Impact of disposals 2 (2) (6) Others (2) – (1) Effective tax rate 29 24 20 (a) The computed tax rate used is the average of the standard rate of tax applicable in the countries in which Unilever operates, weighted by the amount of profit before taxation generated in each of those countries. For this reason, the rate may vary from year to year according to the mix of profit and related tax rates. Our tax rate is reduced by incentive tax credits, the benefit from preferential tax regimes that have been legislated by the countries and provinces concerned in order to promote economic development and investment. The tax rate is increased by business expenses which are not deductible for tax, such as entertainment costs and some interest expense and by irrecoverable withholding taxes on dividends paid by subsidiary companies and on other cross-border payments such as royalties and service fees, which cannot be offset against other taxes due. Uncertain tax provisions excluding the related interest amounted to €888 million (2023: €820 million). This includes €506 million (2023: €434 million) related to the Horlicks intangible amortisation in India. The Group's future tax charge and effective tax rate could be affected by several factors, including changes in tax laws and their interpretation, the implementation of the OECD Pillars 1 and 2, EU and US tax changes, as well as the impact of acquisitions, disposals and restructuring of our business. Pillar Two legislation applies to the Group for 2024 and we have accrued Pillar Two top-up tax of €9 million which is in line with the Group’s expectations in 2023 that the impact would be in the range of 0%–0.2% increase to the Group effective tax rate for 2024. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 157

6B. DEFERRED TAX Deferred tax is recognised using the liability method on taxable temporary differences between the tax base and the accounting base of items included in the balance sheet of the Group. Certain temporary differences are not provided for as follows: ■ goodwill not deductible for tax purposes; ■ the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and ■ differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted, or substantively enacted, at the year end. The Group has applied the exemption to not recognise or disclose any deferred tax related to Pillar Two income taxes. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Movements in 2024 and 2023 € million As at 1 January 2024 € million Income statement € million Other € million As at 31 December 2024 € million As at 1 January 2023 € million Income statement € million Other € million As at 31 December 2023 Pensions and similar obligations (514) (12) (104) (630) (613) (90) 189 (514) Provisions and accruals 805 168 (35) 938 741 103 (39) 805 Goodwill and intangible assets (3,697) (45) (121) (3,863) (3,848) (10) 161 (3,697) Accelerated tax depreciation (572) (20) 8 (584) (700) 47 81 (572) Tax losses 234 190 (9) 415 231 (3) 6 234 Fair value gains (40) (3) (23) (66) (42) – 2 (40) Fair value losses 23 9 (20) 12 36 (2) (11) 23 Share-based payments 246 (2) 29 273 194 30 22 246 Lease liability 189 (16) 8 181 237 (34) (14) 189 Right of use asset (166) 8 (3) (161) (201) 30 5 (166) Other 610 (124) (63) 423 639 (18) (11) 610 (2,882) 153 (333) (3,062) (3,326) 53 391 (2,882) At the balance sheet date, the Group had unused tax losses of €2,245 million (2023: €1,313 million) and tax credits amounting to €795 million (2023: €832 million) available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of unused tax losses of €695 million (2023: €602 million) and tax credits of €502 million (2023: €418 million), as it is not probable that there will be future taxable profits within the entities against which the losses and credits can be utilised. Of these losses, €246 million (2023: €168 million) have expiry dates, being corporate income tax losses in the US, Korea and China which expire between now and 2043. Where deferred tax assets have been recognised in respect of losses, the evidence considered includes the reason for the loss, potential planning strategies to utilise the loss, including where permitted merger with other profitable entities and the availability of future taxable profits against which the losses can be utilised. Profit forecasts used are consistent with those used in other areas of the business. Deferred tax assets have not been recognised in respect of other deductible temporary differences of €986 million (2023: €515 million) as it is not expected they will be utilised. Of these differences, €868 million (2023: €409 million) relates to limitation on the deduction of interest expenses. There is no expiry date for these differences. At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €2,013 million (2023: €2,610 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet: Deferred tax assets and liabilities € million Assets 2024 € million Assets 2023 € million Liabilities 2024 € million Liabilities 2023 € million Total 2024 € million Total 2023 Pensions and similar obligations (158) 199 (472) (713) (630) (514) Provisions and accruals 510 503 428 302 938 805 Goodwill and intangible assets 286 51 (4,149) (3,748) (3,863) (3,697) Accelerated tax depreciation (38) (18) (546) (554) (584) (572) Tax losses 395 201 20 33 415 234 Fair value gains (22) (1) (44) (39) (66) (40) Fair value losses – – 12 23 12 23 Share-based payments 118 84 155 162 273 246 Lease liability 81 94 100 95 181 189 Right of use asset (83) (92) (78) (74) (161) (166) Other 191 92 232 518 423 610 1,280 1,113 (4,342) (3,995) (3,062) (2,882) Of which deferred tax to be recovered/(settled) after more than 12 months 879 756 (4,581) (4,199) (3,702) (3,443) STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 158 Unilever Annual Report and Accounts 2024 6C. TAX ON ITEMS RECOGNISED IN EQUITY OR OTHER COMPREHENSIVE INCOME Income tax is recognised in equity or other comprehensive income for items recognised directly in equity or other comprehensive income. Tax effects directly recognised in equity or other comprehensive income were as follows: Movements in 2024 and 2023 € million Before tax 2024 € million Tax (charge)/ credit 2024 € million After tax 2024 € million Before tax 2023 € million Tax (charge)/ credit 2023 € million After tax 2023 Gains/(losses) on: Equity instruments at fair value through other comprehensive income 60 – 60 (38) 10 (28) Cash flow hedges 253 (43) 210 (10) (17) (27) Remeasurement of defined benefit pension plans 318 (54) 264 (745) 235 (510) Currency retranslation gains/(losses) 1,420 (31) 1,389 (1,460) (1) (1,461) 2,051 (128) 1,923 (2,253) 227 (2,026) 7. Earnings per share The earnings per share calculations are based on the average number of share units representing the ordinary shares of PLC in issue during the period, less the average number of shares held as treasury shares. In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally, the exercise of share plans by employees. Earnings per share for total operations for the 12 months were as follows: € 2024 € 2023 € 2022 Basic earnings per share 2.30 2.58 3.00 Diluted earnings per share 2.29 2.56 2.99 Millions of share units Calculation of average number of share units 2024 2023 2022 Average number of shares 2,520.9 2,587.0 2,629.2 Less: treasury shares held by employee share trusts and companies (28.3) (71.1) (81.0) Average number of shares – used for basic earnings per share 2,492.6 2,515.9 2,548.2 Add: dilutive effect of share-based compensation plans 14.5 16.5 11.6 Diluted average number of shares – used for diluted earnings per share 2,507.1 2,532.4 2,559.8 Calculation of earnings € million 2024 € million 2023 € million 2022 Net profit 6,369 7,140 8,269 Non-controlling interests (625) (653) (627) Net profit attributable to shareholders’ equity – used for basic and diluted earnings per share 5,744 6,487 7,642 8. Dividends on ordinary capital Dividends are recognised on the date that the shareholder’s right to receive payment is established. This is generally the date when the dividend is declared. € million 2024 € million 2023 € million 2022 Dividends on ordinary capital during the year (4,320) (4,327) (4,356) Four quarterly interim dividends were declared and paid during 2024, totalling £1.47 (2023: £1.50) per PLC ordinary share. A quarterly dividend of €1,121 million (2023: €1,067 million) was declared on 13 February 2025, to be paid in March 2025; £0.38 per PLC ordinary share (2023: £0.36). Total dividends declared in relation to 2024 were £1.48 (2023: £1.48) per PLC ordinary share. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 159 9. Goodwill and intangible assets Goodwill Goodwill is initially recognised based on the accounting policy for business combinations (see note 21). Goodwill is subsequently measured at cost less amounts provided for impairment. Goodwill acquired in a business combination is assessed to determine whether new cash generating units (CGUs) are created, and if not, is allocated to the Group’s CGUs, or groups of CGUs (GCGUs) in line with the structure detailed below. These might not always be the same as the CGUs or GCGUs that include the assets and liabilities of the acquired business. Intangible assets Separately purchased intangible assets are initially measured at cost, being the purchase price as at the date of acquisition. On acquisition of new interests in group companies, Unilever recognises any specifically identifiable intangible assets separately from goodwill. These intangible assets are initially measured at fair value as at the date of acquisition. Expenditure to support development of internally produced intangible assets is recognised in profit or loss as incurred. Indefinite-life intangibles mainly comprise trademarks and brands, for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life, given the strength and durability of our brands and the level of marketing support. These assets are not amortised but are subject to a review for impairment annually, or more frequently if events or circumstances indicate this is necessary. Finite-life intangible assets mainly comprise software, patented and non-patented technology, know-how and customer lists. These assets are amortised on a straight-line basis in the income statement over the period of their expected useful lives, or the period of legal rights if shorter. None of the amortisation periods exceeds ten years. Cash generating units The Group’s assets are grouped into cash generating units (CGUs) which are the smallest identifiable group of assets that generates largely independent cash inflows. The Group's CGUs are aligned with our organisation structure of Business Units and Global Business Units. For impairment testing purposes, goodwill is allocated to groups of CGUs (GCGUs) which are based on the five Business Groups since the synergies acquired through a business combination benefit a Business Group as a whole rather than a specific Business Unit or Global Business Unit. Cash inflows relating to indefinite-life intangible assets are identifiable at Business Unit or Global Business Unit level and are therefore allocated to individual CGUs. Impairment review The impairment test is performed by comparing the carrying value of the CGUs or GCGUs with their recoverable value. The recoverable value is primarily based on value in use but also considers fair value less costs of disposal where relevant. Any impairment is charged to the income statement as it arises. € million Goodwill Indefinite-life intangible assets Finite-life intangible assets TotalMovements during 2024 Software Other Cost 1 January 2024 22,266 17,967 3,483 1,124 44,840 Additions through business combinations(a) 310 382 – – 692 Disposal of businesses (60) (510) (26) (4) (600) Reclassification to held for sale (47) (47) (5) – (99) Additions – 3 229 1 233 Disposals and other movements 132 2 (23) 9 120 Hyperinflationary adjustment 284 34 – – 318 Currency retranslation 586 506 143 26 1,261 31 December 2024 23,471 18,337 3,801 1,156 46,765 Accumulated amortisation and impairment 1 January 2024 (1,157) (345) (2,841) (1,031) (5,374) Amortisation/impairment for the year – (127) (213) (35) (375) Disposals and other movements (3) – 47 (8) 36 Currency retranslation – (9) (116) (26) (151) 31 December 2024 (1,160) (481) (3,123) (1,100) (5,864) Net book value 31 December 2024(c) 22,311 17,856 678 56 40,901 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 160 Unilever Annual Report and Accounts 2024 9. GOODWILL AND INTANGIBLE ASSETS continued € million Goodwill Indefinite-life intangible assets Finite-life intangible assets TotalMovements during 2023 Software Other Cost 1 January 2023 22,766 18,516 3,317 1,137 45,736 Additions through business combinations(a) 326 430 – – 756 Disposal of businesses (56) – – (7) (63) Reclassification to held for sale(b) (65) (467) – – (532) Additions – 2 239 2 243 Disposals and other movements – (2) (71) 7 (66) Hyperinflationary adjustment (173) (12) (5) – (190) Currency retranslation (532) (500) 3 (15) (1,044) 31 December 2023 22,266 17,967 3,483 1,124 44,840 Accumulated amortisation and impairment 1 January 2023 (1,157) (350) (2,730) (1,010) (5,247) Amortisation/impairment for the year – – (187) (41) (228) Disposals and other movements (1) – 72 7 78 Currency retranslation 1 5 4 13 23 31 December 2023 (1,157) (345) (2,841) (1,031) (5,374) Net book value 31 December 2023(c) 21,109 17,622 642 93 39,466 (a) Includes the provisional fair value of goodwill and intangibles for acquisitions made in 2024 as well as subsequent changes in the fair value of goodwill and intangibles for the acquisitions made in 2023 where the initial acquisition accounting was provisional at the end of 2023. See note 21 for further details. (b) Goodwill and intangibles in relation to Elida Beauty amounting to €532 million in 2023 were reclassified as held for sale and were subsequently disposed in 2024. (c) Within indefinite-life intangible assets there are five existing brands that have a significant carrying value: Horlicks €2,719 million (2023: €2,640 million), Knorr €1,860 million (2023: €1,838 million), Paula's Choice €1,807 million (2023: €1,699 million), Hellmann’s €1,285 million (2023: €1,226 million) and Carver Korea €1,278 million (2023: €1,370 million). SIGNIFICANT CGUs In 2024, the Group announced a new organisational structure effective 1 January 2025. This new structure retains the concept of Business and Global Business Units and so this remains the basis for our CGUs. However, the new organisation structure does alter the composition of some of our CGUs. The goodwill and indefinite-life assets held in the GCGUs and CGUs shown below are considered significant within the total carrying amounts of goodwill and indefinite-life intangible as at 31 December 2024. 2024 GCGUs 2023 GCGUs € billion Goodwill € billion Goodwill Beauty & Wellbeing 5.0 4.6 Personal Care 4.2 3.9 Home Care 0.9 0.9 Foods 8.6 8.0 Ice Cream 3.6 3.7 Total GCGUs 22.3 21.1 2024 CGUs € billion Indefinite-life intangible assets Foods India and Nepal 3.0 Prestige 3.2 Wellbeing(a) 1.7 Beauty & Wellbeing North America 1.0 Total Significant CGUs 8.9 Others(b) 9.0 Total CGUs 17.9 (a) Previously Health & Wellness. (b) Included within Others are individually insignificant amounts of intangible assets. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 161

STRATEGIC REPORT CORPORATE GOVERNANCE **FINANCIAL STATEMENTS** SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

## 9. GOODWILL AND INTANGIBLE ASSETS continued

## KEY ASSUMPTIONS

In performing our annual impairment testing, the recoverable amount of each CGU has been calculated based on its value in use, estimated as the present value of projected future cash flows. Each GCGU's value in use is based on the aggregated value in use of the CGUs grouped under the respective GCGU.

Projected cash flows include specific estimates for a period of five years. The growth rates and operating margins used to estimate cash flows for the five years are based on past performance and on the Group's three-year strategic plan, de-risked to ensure reasonability and extended to years four and five. The Group's three-year strategic plan factors in initiatives we are undertaking to reduce carbon emissions in line with our Climate Transition Action Plan (CTAP) and impacts of climate change on our operational costs. The growth rates used in this exercise for GCGUs and significant CGUs are set out below:

### For the year 2024

| Group of CGUs | Beauty & Wellbeing | Personal Care | Home Care | Foods | Ice Cream |
|---|---|---|---|---|---|
| Longer-term sustainable growth rates | 3% | 2% | 3% | 3% | 3% |
| Average near-term nominal growth rates | 5% | 3% | 3% | 3% | 5% |
| Discount rate | 11% | 11% | 12% | 11% | 10% |

| Significant CGUs | Foods India and Nepal | Prestige | Wellbeing | Beauty & Wellbeing North America |
|---|---|---|---|---|
| Longer-term sustainable growth rates | 7% | 2% | 2% | 2% |
| Average near-term nominal growth rates | 7% | 8% | 11% | 1% |

### For the year 2023

| Group of CGUs | Beauty & Wellbeing | Personal Care | Home Care | Foods | Ice Cream |
|---|---|---|---|---|---|
| Longer-term sustainable growth rates | 3% | 2% | 3% | 2% | 2% |
| Average near-term nominal growth rates | 6% | 4% | 3% | 3% | 6% |
| Discount rate | 11% | 11% | 12% | 11% | 10% |

The estimated cash flows after year five are extrapolated using a longer-term sustainable growth rate, which is determined as the lower of our own three-year average growth projection and external forecasts for the relevant market.

In 2024, the projected cash flows are discounted using pre-tax discount rates. The discount rates are specific to each CGU and are determined based on the weighted average cost of capital, including a market and country risk premium. Given the higher number of CGUs spread across different markets, the CGU discount rates are in the range 9.0%–16.5% (2023: 8.4%–20.0%). For significant CGUs the discount rates are in the range 9.0%–11.4%.

There are no reasonably possible changes in key assumptions that would cause the carrying amount of any CGU to exceed its recoverable amount.

### Impairment of Air business

Water & Air Wellness CGU comprised of Pureit, Qinyuan, and Blueair. Pureit was launched in 2004, Qinyuan, a water purification company, was acquired in 2014, and Blueair, a provider of innovative mobile indoor air purification technologies and solutions, was acquired in 2016.

During the 2024 annual impairment review, following the sale of the water business, including the Qinyuan and Pureit brands, it was determined that the carrying value of Air exceeded its recoverable amount. As a result, the full amount of indefinite-life intangibles was impaired by €127 million.

162 **Unilever** Annual Report and Accounts 2024

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

# 10. Property, plant and equipment

The Group's property, plant and equipment is comprised of owned assets (note 10A) and leased assets (note 10B). Property, plant and equipment is measured at cost including eligible borrowing costs less depreciation and accumulated impairment losses.

Property, plant and equipment is subject to review for impairment if triggering events or circumstances indicate that this is necessary. If an indication of impairment exists, the asset's or cash generating unit's recoverable amount is estimated and any impairment loss is charged to the income statement as it arises.

**Owned assets**
Owned assets are initially measured at historical cost. Depreciation is provided on a straight-line basis over the expected average useful lives of the assets. Residual values and useful lives are reviewed at least annually. The review of residual values and useful lives has taken into consideration the impacts of climate change and the actions we undertake to mitigate and adapt against these climate-related risks and there is no material impact on the income statement for this year. Estimated useful lives by major class of assets are as follows:

- freehold buildings (no depreciation on freehold land) 40 years
- leasehold land and buildings 40 years (or life of lease if less)
- plant and equipment 2-20 years

**Leased assets**
The cost of a leased asset is measured as the lease liability at inception of the lease contract and other direct costs less any incentives granted by the lessor. The Group has not capitalised leases which are less than 12 months or leases of low-value assets. These mainly relate to IT equipment, office equipment, furniture and fitting and other peripheral items. When a lease liability is remeasured, the related lease asset is adjusted by the same amount.

Depreciation is provided on a straight-line basis from the commencement date of the lease to the end of the lease term.

| Property, plant and equipment | Notes | € million 2024 | € million 2023 |
|---|---|---|---|
| Owned assets | 10A | **10,259** | 9,377 |
| Leased assets | 10B | **1,410** | 1,330 |
| Total | | **11,669** | 10,707 |

## 10A. OWNED ASSETS

| Movements during 2024 | € million Land and buildings | € million Plant and equipment | € million Total |
|---|---|---|---|
| **Cost** | | | |
| 1 January 2024 | 4,671 | 14,957 | 19,628 |
| Additions through business combinations | - | 1 | 1 |
| Additions | 319 | 1,421 | 1,740 |
| Disposals and other movements | (116) | (1,073) | (1,189) |
| Hyperinflationary adjustment | 223 | 441 | 664 |
| Reclassification as held for sale | (27) | (69) | (96) |
| Currency retranslation | 34 | 122 | 156 |
| 31 December 2024 | 5,104 | 15,800 | 20,904 |
| **Accumulated depreciation** | | | |
| 1 January 2024 | (1,599) | (8,652) | (10,251) |
| Depreciation charge for the year | (119) | (886) | (1,005) |
| Disposals and other movements | 45 | 893 | 938 |
| Hyperinflationary adjustment | (33) | (246) | (279) |
| Reclassification as held for sale | 15 | 50 | 65 |
| Currency retranslation | (26) | (87) | (113) |
| 31 December 2024 | (1,717) | (8,928) | (10,645) |
| Net book value 31 December 2024[a] | 3,387 | 6,872 | 10,259 |
| Includes capital expenditures for assets under construction | 234 | 1,368 | 1,602 |

(a) Includes €556 million of freehold land.

The Group has commitments to purchase property, plant and equipment of €694 million (2023: €583 million).

**Unilever** Annual Report and Accounts 2024 163

STRATEGIC REPORT CORPORATE GOVERNANCE **FINANCIAL STATEMENTS** SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

## 10A. OWNED ASSETS continued

| Movements during 2023 | € million Land and buildings | € million Plant and equipment | € million Total |
|---|---|---|---|
| **Cost** | | | |
| 1 January 2023 | 4,708 | 15,108 | 19,816 |
| Additions through business combinations | – | 1 | 1 |
| Additions | 280 | 1,222 | 1,502 |
| Disposals and other movements | (96) | (766) | (862) |
| Hyperinflationary adjustment | 29 | (111) | (82) |
| Reclassification as held for sale | 6 | (13) | (7) |
| Currency retranslation | (256) | (484) | (740) |
| 31 December 2023 | 4,671 | 14,957 | 19,628 |
| **Accumulated depreciation** | | | |
| 1 January 2023 | (1,599) | (8,801) | (10,400) |
| Depreciation charge for the year | (116) | (833) | (949) |
| Disposals and other movements | 80 | 635 | 715 |
| Hyperinflationary adjustment | 6 | 112 | 118 |
| Reclassification as held for sale | (6) | 9 | 3 |
| Currency retranslation | 36 | 226 | 262 |
| 31 December 2023 | (1,599) | (8,652) | (10,251) |
| Net book value 31 December 2023[a] | 3,072 | 6,305 | 9,377 |
| Includes capital expenditures for assets under construction | 189 | 1,057 | 1,246 |

(a) Includes €471 million of freehold land.

164 **Unilever** Annual Report and Accounts 2024

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

## 10B. LEASED ASSETS

| Movements during 2024 | € million Land and buildings | € million Plant and equipment | € million Total |
|---|---|---|---|
| **Cost** | | | |
| 1 January 2024 | 2,625 | 583 | 3,208 |
| Additions | 404 | 143 | 547 |
| Disposals and other movements | (373) | (149) | (522) |
| Hyperinflationary adjustment | (4) | – | (4) |
| Reclassification as held for sale | (2) | (1) | (3) |
| Currency retranslation | 56 | 11 | 67 |
| 31 December 2024 | 2,706 | 587 | 3,293 |
| **Accumulated depreciation** | | | |
| 1 January 2024 | (1,578) | (300) | (1,878) |
| Depreciation/Impairment charge for the year | (271) | (106) | (377) |
| Disposals and other movements | 292 | 120 | 412 |
| Reclassification as held for sale | – | 1 | 1 |
| Currency retranslation | (35) | (6) | (41) |
| 31 December 2024 | (1,592) | (291) | (1,883) |
| Net book value 31 December 2024 | 1,114 | 296 | 1,410 |

| Movements during 2023 | € million Land and buildings | € million Plant and equipment | € million Total |
|---|---|---|---|
| **Cost** | | | |
| 1 January 2023 | 2,655 | 650 | 3,305 |
| Additions through business combinations | 2 | – | 2 |
| Additions | 365 | 175 | 540 |
| Disposals and other movements | (307) | (216) | (523) |
| Hyperinflationary adjustment | (1) | – | (1) |
| Reclassification as held for sale | (12) | (3) | (15) |
| Currency retranslation | (77) | (23) | (100) |
| 31 December 2023 | 2,625 | 583 | 3,208 |
| **Accumulated depreciation** | | | |
| 1 January 2023 | (1,580) | (371) | (1,951) |
| Depreciation/Impairment charge for the year | (292) | (109) | (401) |
| Disposals and other movements | 245 | 166 | 411 |
| Reclassification as held for sale | 9 | 3 | 12 |
| Currency retranslation | 40 | 11 | 51 |
| 31 December 2023 | (1,578) | (300) | (1,878) |
| Net book value 31 December 2023 | 1,047 | 283 | 1,330 |

Our leases mainly comprise of land and buildings and plant and equipment. The Group leases land and buildings for manufacturing, warehouse facilities and office space and also sublets some property. Plant and equipment includes leases for vehicles.

The Group has recognised in the income statement, a charge of €121 million (2023: €117 million) for short-term leases and €57 million (2023: €64 million) on leases for low-value assets.

During the year, the Group recognised income of €10 million (2023: €11 million) from sublet properties.

The total cash outflow relating to leases was €458 million (2023: €465 million).

Lease liabilities are shown in note 15 on pages 169 and 173.

**Unilever** Annual Report and Accounts 2024 165

11. Other non-current assets Joint ventures are undertakings in which the Group has an interest and which are jointly controlled by the Group and one or more other parties. Associates are undertakings where the Group has an investment in which it does not have control or joint control but can exercise significant influence. Interests in joint ventures and associates are accounted for using the equity method and are stated in the consolidated balance sheet at cost, adjusted for the movement in the Group’s share of their net assets and liabilities. The Group’s share of the profit or loss after tax of joint ventures and associates is included in the Group’s consolidated profit before taxation. Where the Group’s share of losses exceeds its interest in the equity-accounted investee, the carrying amount of the investment is reduced to zero and the recognition of further losses is discontinued, except to the extent that the Group has an obligation to make payments on behalf of the investee. € million 2024 € million 2023 Interest in net assets of joint ventures 80 70 Interest in net assets of associates 14 24 Long-term trade and other receivables(a) 344 394 Other non-current assets(b) 533 423 971 911 (a) Including indirect tax receivables where we do not have the contractual right to receive payment within 12 months. (b) Includes direct tax assets, withholding tax assets, interest on tax assets, contingent assets and investment properties. Movements during 2024 and 2023 € million 2024 € million 2023 Joint ventures(a) 1 January 70 65 Additions – 10 Dividends received/reductions (245) (241) Share of net profit/(loss) 255 235 Currency retranslation – 1 31 December 80 70 Associates 1 January 24 19 Additions – 8 Dividend received/reductions (2) (5) Share of net profit/(loss) – (4) Currency retranslation (8) 6 31 December 14 24 (a) Our principal joint ventures are Unilever FIMA LDA and Gallo Worldwide LDA in Portugal, Binzagr Unilever Distribution in the Middle East, the Pepsi Lipton Tea Partnership in the US and Pepsi Lipton International Ltd for the rest of the world. The joint ventures and associates have no contingent liabilities to which the Group is exposed, and the Group has no contingent liabilities in relation to its interests in the joint ventures and associates. The Group has no outstanding capital commitments to joint ventures. Outstanding balances with joint ventures and associates are shown in note 23 on page 190. 12. Inventories Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale. Inventories € million 2024 € million 2023 Raw materials and consumables 1,912 1,815 Finished goods and goods for resale 3,569 3,662 Total inventories 5,481 5,477 Provision for inventories (304) (358) 5,177 5,119 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 166 Unilever Annual Report and Accounts 2024 12. INVENTORIES continued Provision for inventories € million 2024 € million 2023 1 January 358 379 Charge to income statement 9 80 Reduction/releases (56) (63) Currency translations (1) (32) Others(a) (6) (6) 31 December 304 358 (a) Others include the amount relating to the acquisition/disposal of businesses and transfers. Inventories with a value of €188 million (2023: €173 million) are carried at net realisable value, this being lower than cost. During 2024, a total expense of €259 million (2023: €413 million) was recognised in the income statement for inventory write-downs and losses. 13. Trade and other current receivables Trade and other current receivables are initially recognised at fair value plus any directly attributable transaction costs. Subsequently, except for derivatives (see note 16 on page 174), these assets are held at amortised cost, using the effective interest method and net of any impairment losses. Discounts payable to customers are shown as a reduction in trade receivables when there is a legal right and intent to settle them on a net basis. We do not consider the fair values of trade and other current receivables to be significantly different from their carrying values. Concentrations of credit risk with respect to trade receivables are limited, due to the Group’s customer base being large and diverse. Our historical experience of collecting receivables, supported by the level of default, is that credit risk is low across territories and so trade receivables are considered to be a single class of financial assets. Impairment for trade receivables are calculated for specific receivables with known or anticipated issues affecting the likelihood of recovery and for balances past due with a probability of default based on historical data as well as relevant forward-looking information. Trade and other current receivables € million 2024 € million 2023 Due within one year Trade receivables 4,227 4,023 Prepayments and accrued income 506 516 Other receivables 1,278 1,236 6,011 5,775 Included within trade receivables are discounts due to our customers of €2,587 million (2023: €2,528 million). Other receivables comprise financial assets of €312 million (2023: €256 million) and non-financial assets of €966 million (2023: €979 million). Financial assets include supplier and customer deposits, employee advances and certain derivatives. Non-financial assets mainly consist of reclaimable sales tax of €582 million (2023: €581 million). Ageing of trade receivables € million 2024 € million 2023 Not overdue 3,807 3,522 Past due less than three months 382 401 Past due more than three months but less than six months 47 67 Past due more than six months but less than one year 28 90 Past due more than one year 142 141 Total trade receivables 4,406 4,221 Impairment provision for trade receivables (179) (198) 4,227 4,023 The total impairment provision includes €179 million (2023: €198 million) for current trade receivables, €16 million (2023: €11 million) for other current receivables and €11 million (2023: €13 million) for non-current trade and other receivables. Impairment provision for total trade and other receivables € million 2024 € million 2023 1 January 222 278 Charge to income statement 37 34 Reduction/releases (53) (82) Reclassifications – (3) Currency translations – (5) 31 December 206 222 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 167 14. Trade payables and other liabilities Trade payables Trade payables are initially recognised at fair value less any directly attributable transaction costs. Trade payables are subsequently measured at amortised cost, using the effective interest method. Other liabilities Other liabilities are initially recognised at fair value less any directly attributable transaction costs. Subsequent measurement depends on the type of liability: ■ accruals are subsequently measured at amortised cost, using the effective interest method; ■ social security and sundry taxes are subsequently measured at amortised cost, using the effective interest method; ■ deferred consideration is subsequently measured at fair value with changes in the income statement as explained below; and ■ others are subsequently measured either at amortised cost, using the effective interest method or at fair value, with changes being recognised in the income statement. Deferred consideration Deferred consideration represents any payments to the sellers of a business that occur after the acquisition date. These typically comprise contingent consideration and fixed deferred consideration: ■ fixed deferred consideration is a payment with a due date after acquisition that is not dependent on future conditions; and ■ contingent consideration is a payment which is dependent on certain conditions being met in the future and is often variable. All deferred consideration is initially recognised at fair value as at the acquisition date, which includes a present value discount. Subsequently, deferred consideration is measured to reflect the unwinding of discount on the liability, with changes recognised in finance cost within the income statement. In the balance sheet, it is remeasured to reflect the latest estimate of the achievement of the conditions on which the consideration is based; changes in value other than the discount unwind are recognised as acquisition and disposal-related costs in the income statement. We do not consider the fair values of trade payables and other liabilities to be significantly different from their carrying values. Trade payables and other liabilities € million 2024 € million 2023 Current: due within one year Trade payables 10,258 10,355 Accruals 5,053 5,057 Social security and sundry taxes 555 512 Deferred consideration 16 167 Others 808 766 16,690 16,857 Non-current: due after more than one year Accruals 148 105 Deferred consideration 1 5 Others 54 28 203 138 Total trade payables and other liabilities 16,893 16,995 Included within trade payables and other liabilities are discounts due to our customers of €2,161 million (2023: €2,294 million). Included within others are IT, consulting services, payroll-related expenses and refundable deposits. Deferred consideration At 31 December 2024, the total balance of deferred consideration for acquisitions is €17 million (2023: €172 million), which includes contingent consideration of €1 million (2023: €157 million). These contingent consideration payments are dependent on acquired businesses achieving contractually agreed financial targets (mainly relates to cumulative increases in turnover and profit before tax) until 2025. Supplier financing arrangements for trade payables Some of our suppliers elect to factor some of their receivables from the Group with financial institutions. In some instances, we provide suppliers and/or banks with visibility of invoices approved for payment, which helps them receive cash from the bank before the invoice due date, if they choose to do so. Payment dates and terms for Unilever do not vary based on whether the supplier chooses to factor their receivable. If a receivable is purchased by a third-party bank, that third-party bank does not benefit from additional security when compared to the security originally enjoyed by the supplier. The Group evaluates these arrangements to assess if the payable holds the characteristics of a trade payable or should be classified as a financial liability. At 31 December 2024 and 31 December 2023, all such liabilities were classified as trade payables. 2024 Carrying amount of trade payables Presented in trade and other payables (€ million) 2,207 of which suppliers have received payment from finance provider (€ million) 1,908 Range of payment due dates Liabilities that are part of the arrangements (days) 180 days Comparable trade payables that are not part of the arrangements (days) 180 days In its liquidity assessment, the Group does not consider any supplier financing arrangements as these arrangements are non-recourse to Unilever and supplier payment dates and terms for Unilever do not vary based on whether the supplier chooses to use such financing arrangements. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 168 Unilever Annual Report and Accounts 2024 15. Capital and funding Ordinary shares Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects. Share-based compensation The Group operates a number of share-based compensation plans involving awards of ordinary shares. Full details of these plans are given in note 4C on pages 155 and 156. Unification reserve The Group recognised a separate Unification Reserve within Equity as a result of PLC Share Premium that arose from Unification. Other reserves Other reserves include the fair value reserve, the foreign currency translation reserve, the capital redemption reserve and treasury shares. Shares held by employee share trusts and group companies An employee share trust and group companies purchase and hold shares to satisfy performance shares granted and other share awards (see note 4C). The assets and liabilities of the trust and shares held by the trust and group companies are included in the consolidated financial statements. The book value of shares held is deducted from other reserves, and the trust’s borrowings are included in the Group’s liabilities. The costs of the trust are included in the results of the Group. The shares held by the trust and group companies are excluded from the calculation of earnings per share. Financial liabilities Financial liabilities are initially recognised at fair value, less any directly related transaction costs. When bonds are designated as being part of a fair value hedge relationship, in those cases bonds are carried at amortised cost, adjusted for the fair value of the risk being hedged, with changes in value shown in the income statement. Put options are initially recognised at the present value of the expected gross obligation, with changes in value being recognised in the income statement. Other financial liabilities, which includes put options, are subsequently carried at amortised cost, with the exception of: ■ financial liabilities which the Group has elected to measure at fair value through profit or loss; ■ derivative financial liabilities – see note 16 on page 174; and ■ contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies. Such contingent consideration is subsequently measured at fair value through profit or loss. Lease liabilities Lease liabilities are initially measured at the present value of the lease payments that are not yet paid at the start of the lease term. This is discounted using an appropriate borrowing rate determined by the Group, where none is readily available in the lease contract. The lease liability is subsequently reduced by cash payments and increased by interest costs. The lease liability is remeasured when the Group assesses that there will be a change in the amount expected to be paid during the lease term. The Group’s Treasury activities are designed to: ■ maintain a competitive balance sheet in line with at least A/A2 rating (see below); ■ secure funding at lowest costs for the Group’s operations, M&A activity and external dividend payments (see below); ■ protect the Group’s financial results and position from financial risks (see note 16); ■ maintain market risks within acceptable parameters, while optimising returns (see note 16); and ■ protect the Group’s financial investments, while maximising returns (see note 17). The Treasury department provides central deposit-taking, funding and foreign exchange management services for the Group’s operations. The department is governed by standards and processes which are approved by Unilever Leadership Executive (ULE). In addition to guidelines and exposure limits, a system of authorities and extensive independent reporting covers all major areas of activity. Performance is monitored closely by senior management. Reviews are undertaken periodically by corporate audit. Key instruments used by the Treasury department are: ■ short-term and long-term borrowings; ■ cash and cash equivalents; and ■ plain vanilla derivatives, including interest rate swaps and foreign exchange contracts. The Treasury department maintains a list of approved financial instruments. The use of any new instrument must be approved by the Chief Financial Officer. The use of leveraged instruments is not permitted. Unilever considers the following components of its balance sheet to be managed capital: ■ total equity – retained profit, other reserves, share capital, share premium, non-controlling interests (notes 15A and 15B); ■ short-term debt – current financial liabilities (note 15C); and ■ long-term debt – non-current financial liabilities (note 15C). The Group manages its capital so as to safeguard its ability to continue as a going concern and to optimise returns to our shareholders through an appropriate balance of debt and equity. The capital structure of the Group is based on management’s judgement of the appropriate balance of key elements in order to meet its strategic and day-to-day needs. We consider the amount of capital in proportion to risk and manage the capital structure in light of changes in economic conditions and the risk characteristics of the underlying assets. Our current long-term credit rating is A+/A1 and our short-term credit rating is A1/P1. We aim to maintain a competitive balance sheet which we consider to be the equivalent of a credit rating of at least A/A2 in the long term. This provides us with: ■ appropriate access to the debt and equity markets; ■ sufficient flexibility for acquisitions; ■ sufficient resilience against economic and financial uncertainty while ensuring ample liquidity; and ■ optimal weighted average cost of capital, given the above constraints. Unilever monitors the qualitative and quantitative factors utilised by the rating agencies. This information is publicly available and is updated by the credit rating agencies on a regular basis. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 169

STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

## 15A. SHARE CAPITAL

| Unilever PLC | £ million 2024 | £ million 2023 |
|---|---|---|
| PLC ordinary shares of 3 1/9 p each[(a)] | 78.4 | 78.3 |

| Unilever Group | € million 2024 | € million 2023 |
|---|---|---|
| Euro equivalent in millions[(b)] | 88 | 88 |

(a) At 31 December 2024, 2,521,497,338 (2023: 2,516,597,338) of PLC ordinary shares were in issue. During the year, 4,900,000 new shares were issued.
(b) The ordinary share capital of PLC is translated using the conversion rate as at the date of Unification of £1 = €1.121.

For information on the rights of shareholders of PLC, see the Governance report on pages 62 to 80.

## 15B. EQUITY

### Basis of consolidation

Unilever is the majority shareholder of all material subsidiaries and has control in all cases. Information in relation to significant subsidiaries is provided in note 27 on page 191.

### Subsidiaries with significant non-controlling interests

Unilever has one subsidiary company which has a material non-controlling interest, Hindustan Unilever Limited (HUL). Summary financial information in relation to HUL is shown below.

| HUL balance sheet as at 31 December | € million 2024 | € million 2023 |
|---|---|---|
| Non-current assets | 6,478 | 6,221 |
| Current assets | 2,125 | 2,004 |
| Current liabilities | (1,456) | (1,315) |
| Non-current liabilities | (1,798) | (1,531) |

| HUL comprehensive income for the year ended 31 December | € million 2024 | € million 2023 |
|---|---|---|
| Turnover | 6,607 | 6,636 |
| Profit after tax | 1,167 | 1,147 |
| Total comprehensive income | 1,318 | 937 |

| HUL cash flow for the year ended 31 December | € million 2024 | € million 2023 |
|---|---|---|
| Net increase/(decrease) in cash and cash equivalents | 364 | (22) |

| HUL non-controlling interest | € million 2024 | € million 2023 |
|---|---|---|
| 1 January | (2,048) | (2,115) |
| Share of (profit)/loss for the year ended 31 December | (446) | (437) |
| Other comprehensive income | 3 | (1) |
| Dividend paid to the non-controlling interest | 511 | 405 |
| Currency translation | (60) | 80 |
| Other movements in equity | (4) | 20 |
| 31 December | (2,044) | (2,048) |

### Analysis of other reserves

| | € million Total 2024 | € million Total 2023 | € million Total 2022 |
|---|---|---|---|
| Fair value reserves – see following table | 600 | 392 | 329 |
| Currency retranslation of group companies – see following table | (7,026) | (7,432) | (5,803) |
| Capital redemption reserve | 25 | 25 | 21 |
| Book value of treasury shares – see following table | (37) | (207) | (282) |
| Repurchase of shares | (2,259) | (6,034) | (4,527) |
| Cancellation of PLC shares | – | 5,282 | – |
| Other[(a)] | (602) | (544) | (542) |
| | (9,299) | (8,518) | (10,804) |

(a) Relates primarily to options to purchase non-controlling interest in subsidiaries.

Unilever acquired 27,368,909 (2023: 31,734,256) of its own shares through purchases on the stock exchanges during the year, which includes the share buyback programme as explained in note 24. During 2023, 112,746,434 of PLC ordinary shares were cancelled and the remaining shares were held as treasury shares as a separate component of other reserves.

170 **Unilever** Annual Report and Accounts 2024

STRATEGIC REPORT CORPORATE GOVERNANCE **FINANCIAL STATEMENTS** SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

## 15B. EQUITY continued

At 31 December 2024, the employee benefit trust held 1,998,281(2023: 1,361,032) of PLC shares. PLC and its subsidiaries held 326,473 (2023: 36,903) of PLC shares as treasury shares in connection with share-based compensation plans. The shares are shown as a deduction from other reserves. (see note 4C on pages 155 and 156).

| Treasury shares – movements during the year | € million 2024 | € million 2023 |
|---|---|---|
| 1 January | (959) | (4,809) |
| Repurchase of shares | (1,508) | (1,507) |
| Cancellation of PLC shares | – | 5,282 |
| Other purchases and utilisations | 171 | 75 |
| 31 December | (2,296) | (959) |

| Currency retranslation reserves – movements during the year | € million 2024 | € million 2023 |
|---|---|---|
| 1 January | (7,432) | (5,803) |
| Currency retranslation of group companies' net assets and liabilities during the year | (419) | (1,528) |
| Movement in net investment hedges and exchange differences in net investments in foreign operations | 280 | (115) |
| Recycling of currency retranslation to the income statement on business disposals | 545 | 14 |
| 31 December | (7,026) | (7,432) |

| Fair value reserves – movements during the year | € million 2024 | € million 2023 |
|---|---|---|
| 1 January | 392 | 329 |
| Movements in Other comprehensive income, net of tax | | |
| Gains/(losses) on equity instruments | 60 | (27) |
| Gains/(losses) on cash flow hedges | 210 | (27) |
| Hedging (gains)/losses transferred to non-financial assets | (62) | 117 |
| 31 December | 600 | 392 |

Refer to the consolidated statement of comprehensive income on page 138, the consolidated statement of changes in equity on page 139, and note 6C on page 159.

### Remeasurement of defined benefit pension plans, net of tax

| | € million 2024 | € million 2023 |
|---|---|---|
| 1 January | (180) | 330 |
| Movement during the year | 264 | (510) |
| 31 December | 84 | (180) |

Refer to the consolidated statement of comprehensive income on page 138, the consolidated statement of changes in equity on page 139, note 4B from pages 150 to 155 and note 6C on page 159.

### Currency retranslation gains/(losses) – movements during the year

| | € million 2024 | € million 2023 |
|---|---|---|
| 1 January | (7,344) | (5,883) |
| Currency retranslation during the year: | | |
| Other reserves | 406 | (1,629) |
| Retained profit | 891 | 294 |
| Non-controlling interest | 92 | (126) |
| 31 December | (5,955) | (7,344) |

**Unilever** Annual Report and Accounts 2024 171

STRATEGIC REPORT CORPORATE GOVERNANCE **FINANCIAL STATEMENTS** SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

## 15C. FINANCIAL LIABILITIES

| Financial liabilities[a] | € million Current 2024 | € million Non-current 2024 | € million Total 2024 | € million Current 2023 | € million Non-current 2023 | € million Total 2023 |
|---|---|---|---|---|---|---|
| Bank loans and overdrafts[b] | 517 | 4 | 521 | 501 | 5 | 506 |
| Bonds and other loans | 5,363 | 23,285 | 28,648 | 4,066 | 22,626 | 26,692 |
| Lease liabilities | 322 | 1,164 | 1,486 | 334 | 1,061 | 1,395 |
| Derivatives | 152 | 442 | 594 | 48 | 446 | 494 |
| Other financial liabilities[c] | 633 | 171 | 804 | 138 | 397 | 535 |
| | 6,987 | 25,066 | 32,053 | 5,087 | 24,535 | 29,622 |

(a) For the purposes of this note and note 17A, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.
(b) Bank loans and overdrafts include €4 million (2023: €5 million) of secured liabilities.
(c) Includes options and financial liabilities to acquire non-controlling interests in the US, Myanmar, India, Italy and Hong Kong, refer to note 21.

### Reconciliation of liabilities arising from financing activities

| | | | Non-cash movement | | | | |
|---|---|---|---|---|---|---|---|
| Movements in 2024 and 2023 | Opening balance at 1 January € million | Cash movement € million | Business acquisitions/ disposals € million | Foreign exchange changes € million | Fair value changes € million | Other movements € million | Closing balance at 31 December € million |
| **2024** | | | | | | | |
| Bank loans and overdrafts[a] | (506) | (52) | - | 2 | - | 35 | (521) |
| Bonds and other loans[a] | (26,692) | (1,119) | - | (755) | (5) | (77) | (28,648) |
| Lease liabilities[b] | (1,395) | 385 | 21 | (24) | - | (473) | (1,486) |
| Derivatives | (494) | - | - | (13) | (87) | - | (594) |
| Other financial liabilities[a] | (535) | 25 | (59) | (33) | (203) | 1 | (804) |
| Total | (29,622) | (761) | (38) | (823) | (295) | (514) | (32,053) |

**2023**

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Bank loans and overdrafts[a] | (519) | (98) | (9) | 130 | - | (10) | (506) |
| Bonds and other loans[a] | (26,512) | (413) | (3) | 403 | (159) | (8) | (26,692) |
| Lease liabilities[b] | (1,408) | 399 | 12 | 55 | - | (453) | (1,395) |
| Derivatives | (631) | - | - | 7 | 130 | - | (494) |
| Other financial liabilities[a] | (418) | - | (44) | 19 | (81) | (11) | (535) |
| Total | (29,488) | (112) | (44) | 614 | (110) | (482) | (29,622) |

(a) These cash movements are included within the following lines in the consolidated cash flow statement: net change in short-term borrowings, additional financial liabilities and repayment of financial liabilities. The difference of €(68) million (2023: €(14) million) represents cash movements in overdrafts that are not included in financing cash flows.

(b) Lease liabilities cash movement is included within capital element of lease payments in the consolidated cash flow statement. The difference of €4 million (2023: €5 million) represents gain or loss from termination and modification of lease contracts.

172 **Unilever** Annual Report and Accounts 2024

STRATEGIC REPORT CORPORATE GOVERNANCE **FINANCIAL STATEMENTS** SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

## 15C. FINANCIAL LIABILITIES continued

## Analysis of bonds and other loans

| € million | Total 2024 | Total 2023 |
|---|---|---|
| **Unilever PLC** | | |
| 1.375% Notes 2024 (£) | – | 288 |
| 1.875% Notes 2029 (£) | 300 | 286 |
| 1.500% Notes 2026 (£) | 602 | 575 |
| 1.500% Notes 2039 (€) | 647 | 647 |
| 2.125% Notes 2028 (£)[a] | 334 | 320 |
| Total PLC | 1,883 | 2,116 |
| **Other group companies** | | |
| **The Netherlands** | | |
| 1.625% Notes 2033 (€) | 795 | 794 |
| 1.375% Notes 2029 (€) | 747 | 746 |
| 1.125% Bonds 2027 (€) | 699 | 698 |
| 1.125% Bonds 2028 (€) | 698 | 697 |
| 0.875% Notes 2025 (€) | 650 | 649 |
| 0.500% Bonds 2025 (€) | 650 | 649 |
| 1.375% Notes 2030 (€) | 646 | 645 |
| 1.000% Notes 2027 (€) | 599 | 599 |
| 0.500% Notes 2024 (€) | – | 500 |
| 1.250% Notes 2025 (€) | 1,000 | 1,000 |
| 1.750% Notes 2030 (€) | 997 | 996 |
| 1.250% Notes 2031 (€)[a] | 588 | 576 |
| 2.250% Notes 2034 (€)[a] | 793 | 786 |
| 0.750% Notes 2026 (€)[a] | 489 | 475 |
| 1.750% Notes 2028 (€) | 646 | 645 |
| 3.250% Notes 2031 (€) | 495 | 495 |
| 3.500% Notes 2035 (€) | 496 | 496 |
| 3.250% Notes 2032 (€) | 598 | – |
| 3.500% Notes 2037 (€) | 597 | – |
| 3.250% Notes 2032 (€) | 100 | – |
| **United States** | | |
| 5.900% Bonds 2032 (US $) | 955 | 897 |
| 2.900% Notes 2027 (US $) | 956 | 897 |
| 3.500% Notes 2028 (US $) | 764 | 716 |
| 2.000% Notes 2026 (US $) | 671 | 629 |
| 3.250% Notes 2024 (US $) | – | 452 |
| 3.100% Notes 2025 (US $) | 480 | 450 |
| 2.600% Notes 2024 (US $) | – | 451 |
| 3.500% Bonds 2028 (US $) | 478 | 449 |
| 3.375% Notes 2025 (US $) | 336 | 315 |
| 7.250% Bonds 2026 (US $) | 285 | 267 |
| 6.625% Bonds 2028 (US $) | 231 | 214 |
| 5.600% Bonds 2097 (US $) | 88 | 83 |
| 2.125% Notes 2029 (US $) | 812 | 762 |
| 2.600% Notes 2024 (US $) | – | 453 |
| 1.375% Notes 2030 (US $)[a] | 391 | 368 |
| 0.626% Notes 2024 (US $) | – | 452 |
| 2.625% Notes 2051 (US $) | 613 | 576 |
| 1.750% Notes 2031 (US $)[a] | 670 | 640 |
| 3.300% Notes 2029 (€) | 549 | 549 |
| 3.400% Notes 2033 (€) | 694 | 694 |
| 4.875% Notes 2028 (US $) | 670 | 630 |
| 5.000% Notes 2033 (US $) | 760 | 714 |
| 4.750% Notes 2031 (US $) | 163 | – |
| 4.625% Bonds 2034 (US $) | 949 | – |
| 4.250% Bonds 2027 (US $) | 718 | – |
| Commercial Paper (US $) | 2,158 | 1,465 |
| **Other countries** | | |
| Switzerland | 89 | 6 |
| Others | 2 | 1 |
| Total other group companies | 26,765 | 24,576 |
| Total bonds and other loans | 28,648 | 26,692 |

(a) Bonds includes €(373) million (2023: €(378)million) fair value adjustment following the fair value hedge accounting of fixed-for-floating interest rate swaps.

Information in relation to the derivatives used to hedge bonds and other loans within a fair value hedge relationship is shown in note 16.

**Unilever** Annual Report and Accounts 2024 173

16. Treasury risk management Derivatives and hedge accounting Derivatives are measured at fair value with any related transaction costs expensed as incurred. The treatment of changes in the value of derivatives depends on their use as explained below. (i) Fair value hedges(a) Certain derivatives are held to hedge the risk of changes in value of a specific bond or other loan. In these situations, the Group designates the liability and related derivative to be part of a fair value hedge relationship. The carrying value of the bond is adjusted by the fair value of the risk being hedged, with changes going to the income statement. Gains and losses on the corresponding derivative are also recognised in the income statement. The amounts recognised are offset in the income statement to the extent that the hedge is effective. Ineffectiveness may occur if the critical terms do not exactly match, or if there is a value adjustment resulting from a change in credit risk (in either the Group or the counter-party to the derivative) that is not matched by the hedged item. When the relationship no longer meets the criteria for hedge accounting, the fair value hedge adjustment made to the bond is amortised to the income statement using the effective interest method. (ii) Cash flow hedges(a) Derivatives are also held to hedge the uncertainty in timing or amount of future forecast cash flows. Such derivatives are classified as being part of cash flow hedge relationships. For an effective hedge, gains and losses from changes in the fair value of derivatives are recognised in equity. Cost of hedging, where material and opted for, is recorded in a separate account within equity. Any ineffective elements of the hedge are recognised in the income statement. Ineffectiveness may occur if there are changes to the expected timing of the hedged transaction. If the hedged cash flow relates to a non-financial asset, the amount accumulated in equity is subsequently included within the carrying value of that asset. For other cash flow hedges, amounts deferred in equity are taken to the income statement at the same time as the related cash flow. When a derivative no longer qualifies for hedge accounting, any cumulative gain or loss remains in equity until the related cash flow occurs. When the cash flow takes place, the cumulative gain or loss is taken to the income statement. If the hedged cash flow is no longer expected to occur, the cumulative gain or loss is taken to the income statement immediately. (iii) Net investment hedges(a) Certain derivatives are designated as hedges of the currency risk on the Group’s investment in foreign subsidiaries. The accounting policy for these arrangements is set out in note 1. (iv) Derivatives for which hedge accounting is not applied Derivatives not classified as hedges are held in order to hedge certain balance sheet items and commodity exposures. No hedge accounting is applied to these derivatives, which are carried at fair value with changes being recognised in the income statement. (a) Applying hedge accounting has not led to material ineffectiveness being recognised in the income statement for both 2024 and 2023. Fair value changes on basis spread is recorded in a separate account within equity. The Group is exposed to the following risks that arise from its use of financial instruments, the management of which is described in the following sections: ■ liquidity risk (see note 16A); ■ market risk (see note 16B); and ■ credit risk (see note 17B). The Group’s risk management framework is established to set appropriate risk limits and controls, and to maintain adherence to these limits. 16A. MANAGEMENT OF LIQUIDITY RISK Liquidity risk is the risk that the Group will face in meeting its obligations associated with its financial liabilities. The Group’s approach to managing liquidity is to ensure that it will have sufficient funds to meet its liabilities when due without incurring unacceptable losses. In doing this, management considers both normal and stressed conditions. A material and sustained shortfall in our cash flow could undermine the Group’s credit rating, impair investor confidence and also restrict the Group’s ability to raise funds. The Group’s funding strategy was supported by cash delivery from the business, coupled with the proceeds from bond issuances. Surplus cash balances have been invested conservatively with low-risk counter-parties at maturities of primarily less than six months. In its liquidity assessment, the Group does not consider any supplier financing arrangements as these arrangements are non-recourse to Unilever and supplier payment dates and terms for Unilever do not vary based on whether the supplier chooses to use such financing arrangements. Cash flow from operating activities provides the funds to service the financing of financial liabilities on a day-to-day basis. The Group seeks to manage its liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, Unilever has committed credit facilities for general corporate use. On 31 December 2024, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $5,200 million and €2,600 million (2023: $5,200 million and €2,600 million) with a 364-day term out. As part of the regular annual process, the intention is that these facilities will again be renewed in 2025. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 174 Unilever Annual Report and Accounts 2024 16A. MANAGEMENT OF LIQUIDITY RISK continued The following table shows Unilever’s contractually agreed undiscounted cash flows, including expected interest payments, which are payable under financial liabilities at the balance sheet date: Undiscounted cash flows € million Due within 1 year € million Due between 1 and 2 years € million Due between 2 and 3 years € million Due between 3 and 4 years € million Due between 4 and 5 years € million Due after 5 years € million Total € million Net carrying amount as shown in balance sheet 2024 Non-derivative financial liabilities: Bank loans and overdrafts (535) (1) (1) (1) (1) (7) (546) (521) Bonds and other loans (6,041) (2,710) (3,552) (4,348) (2,817) (14,513) (33,981) (28,648) Lease liabilities (389) (322) (257) (207) (147) (479) (1,801) (1,486) Other financial liabilities (633) (41) (131) – (2) – (807) (804) Trade payables, accruals and other liabilities (16,064) (110) (25) (35) (6) (26) (16,266) (16,265) Deferred consideration (16) (1) – – – – (17) (17) (23,678) (3,185) (3,966) (4,591) (2,973) (15,025) (53,418) (47,741) Derivative financial liabilities: Interest rate derivatives: (442) Derivative contracts – receipts 71 71 192 192 184 408 1,118 Derivative contracts – payments (178) (142) (257) (260) (244) (525) (1,606) Foreign exchange derivatives: (188) Derivative contracts – receipts 5,641 – – – – – 5,641 Derivative contracts – payments (5,867) – – – – – (5,867) Commodity derivatives: (20) Derivative contracts – receipts – – – – – – – Derivative contracts – payments (20) – – – – – (20) (353) (71) (65) (68) (60) (117) (734) (650) Total (24,031) (3,256) (4,031) (4,659) (3,033) (15,142) (54,152) (48,391) 2023 Non-derivative financial liabilities: Bank loans and overdrafts (524) (1) (1) (1) (1) (3) (531) (506) Bonds and other loans (4,650) (3,599) (2,480) (2,643) (4,092) (14,028) (31,492) (26,692) Lease liabilities (407) (316) (260) (193) (153) (362) (1,691) (1,395) Other financial liabilities (138) (352) (50) – – (2) (542) (535) Trade payables, accruals and other liabilities (16,113) (63) (23) (16) (4) (26) (16,245) (16,245) Deferred consideration (168) (5) – – – – (173) (172) (22,000) (4,336) (2,814) (2,853) (4,250) (14,421) (50,674) (45,545) Derivative financial liabilities: Interest rate derivatives: (452) Derivative contracts – receipts 542 84 84 971 54 192 1,927 Derivative contracts – payments (648) (150) (125) (1,020) (95) (326) (2,364) Foreign exchange derivatives: (85) Derivative contracts – receipts 7,704 – – – – – 7,704 Derivative contracts – payments (7,806) – – – – – (7,806) Commodity derivatives: (22) Derivative contracts – receipts – – – – – – – Derivative contracts – payments (22) – – – – – (22) (230) (66) (41) (49) (41) (134) (561) (559) Total (22,230) (4,402) (2,855) (2,902) (4,291) (14,555) (51,235) (46,104) The Group has sublet a small proportion of leased properties. Related future minimum sublease payments are €69 million (2023: €23 million). STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 175 16A. MANAGEMENT OF LIQUIDITY RISK continued The following table shows cash flows for which cash flow hedge accounting is applied. The derivatives in the cash flow hedge relationships are expected to have an impact on profit and loss in the same periods as the cash flows occur. € million Due within 1 year € million Due between 1 and 2 years € million Due between 2 and 3 years € million Due between 3 and 4 years € million Due between 4 and 5 years € million Due after 5 years € million Total € million Net carrying amount of related derivatives(a) 2024 Foreign exchange cash inflows 2,717 – – – – – 2,717 – Foreign exchange cash outflows (2,696) – – – – – (2,696) 31 Interest rate swaps cash inflows 70 70 1,017 42 592 795 2,586 55 Interest rate swaps cash outflows (71) (71) (982) (58) (624) (852) (2,658) – Commodity contracts cash inflows 126 – – – – – 126 126 Commodity contracts cash outflows (20) – – – – – (20) (20) 2023 Foreign exchange cash inflows 2,807 – – – – – 2,807 – Foreign exchange cash outflows (2,842) – – – – – (2,842) (6) Interest rate swaps cash inflows 526 68 68 959 42 1,387 3,050 48 Interest rate swaps cash outflows (528) (68) (68) (978) (55) (1,387) (3,084) – Commodity contracts cash inflows 8 – – – – – 8 8 Commodity contracts cash outflows (22) – – – – – (22) (22) (a) See note 16C. 16B. MANAGEMENT OF MARKET RISK Unilever’s size and operations result in it being exposed to the following market risks that arise from its use of financial instruments: ■ commodity price risk; ■ currency risk; and ■ interest rate risk. The above risks may affect the Group’s income and expenses, or the value of its financial instruments. The objective of the Group’s management of market risk is to maintain this risk within acceptable parameters, while optimising returns. Generally, the Group applies hedge accounting to manage the volatility in income statement arising from market risk. Where the Group uses hedge accounting to mitigate the above risks, it is normally implemented centrally by either the Treasury or Commodity Risk Management teams, in line with their respective frameworks and strategies. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship continues to exist between the hedged item and hedging instrument. The Group generally enters into hedge relationships where the critical terms of the hedging instrument match exactly with the hedged item, meaning that the economic relationship between the hedged item and hedging instrument is evident, so only a qualitative assessment is performed. When a qualitative assessment is not considered sufficient, for example when the critical terms of the hedging instrument do not match exactly with the hedged item, a quantitative assessment of hedge effectiveness will also be performed. The hedge ratio is set on inception for all hedge relationships and is dependent on the alignment of the critical terms of the hedging instrument to the hedged item (in most instances these are matched, so the hedge ratio is 1:1). STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 176 Unilever Annual Report and Accounts 2024 16B. MANAGEMENT OF MARKET RISK continued The Group’s exposure to, and management of, these risks is explained below. It often includes derivative financial instruments, the uses of which are described in note 16C. (i) Commodity price risk The Group is exposed to the risk of changes in commodity prices in relation to its purchase of certain raw materials. At 31 December 2024, the Group had hedged its exposure to future commodity purchases with commodity derivatives valued at €660 million (2023: €342 million). Hedges of future commodity purchases resulted in cumulative gains of €27 million (2023: loss of €79 million) being reclassified to the income statement and gains of €11 million (2023: loss of €34 million) being recognised as a basis adjustment to inventory purchased. The Group uses commodity forwards, futures, swaps and option contracts to hedge against this risk. All commodity forward contracts hedge future purchases of raw materials and the contracts are settled either in cash or by physical delivery. The Group also hedges risk components of commodities where it is not possible to hedge the commodity in full. This is done with reference to the contract to purchase the hedged commodity. Commodity derivatives are generally designated as hedging instruments in cash flow hedge accounting relations. All commodity derivative contracts are done in line with approvals from the Global Commodity Executive which is chaired by the Unilever Chief Business Operations Officer (CBOO) or the Global Commodity Operating Team which is chaired by the Chief Procurement Officer. A 10% increase in commodity prices as at 31 December 2024 would have led to a €81 million gain on the commodity derivatives in the cash flow hedge reserve (2023: €40 million gain in the cash flow hedge reserve). A decrease of 10% in commodity prices on a full-year basis would have the equal but opposite effect. (ii) Currency risk Currency risk on sales, purchases and borrowings Because of Unilever’s global reach, it is subject to the risk that changes in foreign currency values impact the Group’s sales, purchases and borrowings. At 31 December 2024, the exposure to the Group from companies holding financial assets and liabilities other than in their functional currency amounted to €351 million (2023: €254 million). The Group manages currency exposures within prescribed limits, mainly through the use of forward foreign currency exchange contracts. Operating companies manage foreign exchange exposures within prescribed limits. The aim of the Group’s approach to management of currency risk is to leave the Group with no material residual risk. As an estimation of the approximate impact of the residual risk, with respect to financial instruments, the Group has calculated the impact of a 10% change in exchange rates. Impact on income statement A 10% strengthening of the foreign currencies against the respective functional currencies of group companies would have led to approximately an additional €35 million loss in the income statement (2023: €25 million loss). A 10% weakening of the foreign currencies against the respective functional currencies of group companies would have led to an equal but opposite effect. Impact on equity – trade-related cash flow hedges A 10% strengthening of foreign currencies against the respective functional currencies of group companies hedging future trade cash flows and applying cash flow hedge accounting, would have led to €158 million loss (2023: €142 million loss) in equity. A 10% weakening of the same would have led to an equal but opposite effect. Potential impact of risk  Management policy and hedging strategy  Sensitivity to the risk  Currency € million 2024 € million 2023 EUR* (1,014) (951) GBP (404) (372) USD 306 363 SEK (87) (97) CAD (194) (136) SGD 68 78 Others (260) (301) Total (1,585) (1,416) * Euro exposure relates to group companies having non-euro functional currencies. As at year end, the Group had the below notional amount of currency derivatives outstanding to which cash flow hedge accounting is applied: STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 177

16B. MANAGEMENT OF MARKET RISK continued Currency risk on the Group’s net investments The Group is also subject to currency risk in relation to the translation of the net investments of its foreign operations into euros for inclusion in its consolidated financial statements. These net investments include Group financial loans, which are monetary items that form part of our net investment in foreign operations, of €7.9 billion (2023: €13.0 billion), of which €3.5 billion (2023: €2.9 billion) is denominated in USD and €3.1 billion (2023: €9.0 billion) is denominated in GBP. In accordance with IAS 21, the exchange differences on these financial loans are booked through reserves. Part of the currency exposure on the Group’s investments is also managed using net investment hedges for below currencies with a nominal value of as stated below. Unilever aims to minimise this currency risk on the Group’s net investment exposure by borrowing in local currency in the operating companies themselves. In some locations, however, the Group’s ability to do this is inhibited by local regulations, lack of local liquidity or by local market conditions. Treasury may decide on a case-by-case basis to actively hedge the currency exposure from net investment in foreign operations. This is done either through additional borrowings in the related currency, or through the use of foreign exchange derivative contracts. Where local currency borrowings, or derivative contracts, are used to hedge the currency risk in relation to the Group’s net investment in foreign subsidiaries, these relationships are designated as net investment hedges for accounting purposes. Exchange risk related to the principal amount of the USD denominated debt either forms part of hedging relationship itself, or is hedged through forward contracts. Impact on equity – net investment hedges A 10% strengthening of the euro against other currencies would have led to €162 million (2023: €260 million) loss in the equity on the net investment hedges used to manage the currency exposure on the Group’s investments. A 10% weakening of the euro against other currencies would have led to an equal but opposite effect. Impact on equity – net investments in group companies A 10% strengthening of the euro against all other currencies would have led to €2,600 million negative retranslation effect (2023: €2,620 million negative retranslation effect). A 10% weakening of the euro against all other currencies would have led to an equal but opposite effect. In line with accepted hedge accounting treatment and our accounting policy for financial loans, the retranslation differences would be recognised in equity. Currency € million 2024 € million 2023 USD 3,023 2,636 CNY (1,081) – ILS (323) – At 31 December 2024, the net exposure of the net investments in foreign currencies amounts to €26.0 billion (2023: €26.2 billion). (iii) Interest rate risk(a) The Group is exposed to market interest rate fluctuations on its floating-rate debt. Increases in benchmark interest rates could increase the interest cost of our floating-rate debt and increase the cost of future borrowings. The Group’s ability to manage interest costs also has an impact on reported results. The Group does not have any material floating interest-bearing financial assets or any significant long-term fixed interest-bearing financial assets. Consequently, the Group’s interest rate risk arises mainly from financial liabilities other than lease liabilities. Taking into account the impact of interest rate swaps, at 31 December 2024, interest rates were fixed on approximately 76% of the expected financial liabilities (excluding lease liabilities) for 2025, and 68% for 2026 (70% for 2024 and 59% for 2025 at 31 December 2023). As at year end, the Group had the below notional amount of interest rate derivatives outstanding on which hedge accounting is applied: Unilever’s interest rate management approach aims for an optimal balance between fixed- and floating-rate interest rate exposures on expected financial liabilities. The objective of this approach is to minimise annual interest costs. This is achieved either by issuing fixed- or floating-rate long-term debt, or by modifying interest rate exposure through the use of interest rate swaps. The majority of the Group’s existing interest rate derivatives are designated as fair value hedges and are expected to be effective. The fair value movement of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability. Impact on income statement Assuming that all other variables remain constant, a 1.0 percentage point increase in floating interest rates on a full-year basis as at 31 December 2024 would have led to an additional €94 million of additional finance cost (2023: €77 million additional finance costs). A 1.0 percentage point decrease in floating interest rates on a full-year basis would have led to an equal but opposite effect. Assuming that all other variables remain constant, a 1.0 percentage point increase in interest rates on a full-year basis as at 31 December 2024 would have led to an additional €12 million of additional finance costs related to net investment hedge interest rate swaps. A 1.0 percentage point decrease in interest rates on a full-year basis would have led to an equal but opposite effect. Impact on equity – cash flow hedges Assuming that all other variables remain constant, a 1.0 percentage point increase in interest rates on a full-year basis as at 31 December 2024 would have led to an additional €5 million credit in equity from derivatives in cash flow hedge relationships (2023: €7 million debit). A 1.0 percentage point decrease in interest rates on a full-year basis would have led to an additional €5 million debit in equity from derivatives in cash flow hedge relationships (2023: €8 million credit). Cash flow hedge € million 2024 € million 2023 Currency 2,211 2,605 EUR 1,250 1,250 USD 961 1,355 Fair value hedge Currency 3,660 3,566 EUR 2,000 2,000 USD 1,298 1,220 GBP 362 346 Net investment hedge Currency 647 – CNY 647 – For interest management purposes, transactions with a maturity shorter than six months from inception date are not included as fixed interest transactions. The average interest rate on short-term borrowings in 2024 was 6.3% (2023: 5.9%). Potential impact of risk Management policy and hedging strategy  Sensitivity to the risk  (a) See the weighted average amount of financial liabilities with fixed-rate interest shown in the following table. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 178 Unilever Annual Report and Accounts 2024 16B. MANAGEMENT OF MARKET RISK continued The following table shows the split in fixed- and floating-rate interest exposures, taking into account the impact of interest rate swaps: € million 2024 € million 2023 Current financial liabilities (6,987) (5,087) Non-current financial liabilities (25,066) (24,535) Total financial liabilities (32,053) (29,622) Less: lease liabilities (1,486) (1,395) Financial liabilities (excluding lease liabilities) 30,567 28,227 Of which: Fixed rate (weighted average amount of fixing for the following year) (21,151) (20,527) 16C. DERIVATIVES AND HEDGING The Group does not use derivative financial instruments for speculative purposes. The uses of derivatives and the related values of derivatives are summarised in the following table. Derivatives used to hedge: € million Trade and other receivables € million Current financial assets € million Non-Current financial assets € million Trade payables and other liabilities € million Current financial liabilities € million Non-Current financial liabilities € million Total 31 December 2024 Foreign exchange derivatives Fair value hedges – – – – – – – Cash flow hedges 59 – – (28) – – 31 Hedges on the net investment in foreign operations – 69 – – (28) (a) – 41 Hedge accounting not applied 18 79 (a) – (8) (124) – (35) Interest rate derivatives Fair value hedges – – – – – (423) (423) Cash flow hedges – – 58 – – (3) 55 Hedges on the net investment in foreign operations – – – – – (16) (16) Hedge accounting not applied – 1 10 – – – 11 Commodity contracts Cash flow hedges 126 – – (20) – – 106 Hedge accounting not applied – – – – – – – 203 149 68 (56) (152) (442) (230) Total assets 420 Total liabilities (650) (230) 31 December 2023 Foreign exchange derivatives Fair value hedges – – – – – – – Cash flow hedges 22 – – (28) – – (6) Hedges on the net investment in foreign operations – – – – (42) (a) – (42) Hedge accounting not applied 7 37 (a) – (15) – (a) – 29 Interest rate derivatives Fair value hedges – – – – – (425) (425) Cash flow hedges – – 75 – (6) (21) 48 Hedge accounting not applied – – – – – – – Commodity contracts Cash flow hedges 8 – – (22) – – (14) Hedge accounting not applied – – – – – – – 37 37 75 (65) (48) (446) (410) Total assets 149 Total liabilities (559) (410) (a) Swaps that hedge the currency risk on intra-group loans and offset ‘Hedges of net investments in foreign operations’ are included within ‘Hedge accounting not applied’. See below for further details. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 179 16C. DERIVATIVES AND HEDGING continued Master netting or similar agreements A number of legal entities within the Group enter into derivative transactions under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counter-party on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances, such as when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is payable in settlement of all transactions. The ISDA agreements do not meet the criteria for offsetting the positive and negative values in the consolidated balance sheet. This is because the Group does not have a legally enforceable right to offset recognised amounts against counterparties, as the right to offset is enforceable only upon the occurrence of credit events such as a default. The column ‘Related amounts not set off in the balance sheet – Financial instruments’ shows the netting impact of our ISDA agreements, assuming the agreements are respected in the relevant jurisdiction. (i) Financial assets The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements. Related amounts not set off in the balance sheet As at 31 December 2024 € million Gross amounts of recognised financial assets € million Gross amounts of recognised financial assets set off in the balance sheet € million Net amounts of financial assets presented in the balance sheet € million Financial instruments € million Cash collateral received € million Net amount Derivative financial assets 478 (58) 420 (174) (89) 157 As at 31 December 2023 Derivative financial assets 191 (42) 149 (122) (6) 21 (ii) Financial liabilities The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements. Related amounts not set off in the balance sheet As at 31 December 2024 € million Gross amounts of recognised financial liabilities € million Gross amounts of recognised financial liabilities set off in the balance sheet € million Net amounts of financial liabilities presented in the balance sheet € million Financial instruments € million Cash collateral received € million Net amount Derivative financial liabilities (708) 58 (650) 174 – (476) As at 31 December 2023 Derivative financial liabilities (601) 42 (559) 122 – (437) STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 180 Unilever Annual Report and Accounts 2024 17. Investment and return Cash and cash equivalents Cash and cash equivalents in the balance sheet include deposits, investments in money market funds and highly liquid investments. To be classified as cash and cash equivalents, an asset must: ■ be readily convertible into cash; ■ have an insignificant risk of changes in value; and ■ have a maturity period of typically three months or less at acquisition. Cash and cash equivalents in the cash flow statement also include bank overdrafts and are recorded at amortised cost. Other financial assets The Group classifies its financial assets into the following measurement categories: ■ those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and ■ those to be measured at amortised cost. This classification depends on our business model for managing the financial asset and the contractual terms of the cash flows. At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the income statement. All financial assets are either debt instruments or equity instruments. Debt instruments are those that provide the Group with a contractual right to receive cash or another asset. Equity instruments are those where the Group has no contractual right to receive cash or another asset. Debt instruments The subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories that debt instruments are classified as: ■ financial assets at amortised cost; ■ financial assets at fair value through other comprehensive income; or ■ financial assets at fair value through profit or loss. (i) Amortised cost Assets measured at amortised cost are those which are held to collect contractual cash flows on the repayment of principal or interest (SPPI). A gain or loss on a debt investment recognised at amortised cost on derecognition or impairment is recognised in the income statement. Interest income is recognised within finance income using the effective interest rate method. (ii) Fair value through other comprehensive income Assets that are held at fair value through other comprehensive income are those that are held to collect contractual cash flows on the repayment of principal and interest and which are held to recognise a capital gain through the sale of the asset. Movements in the carrying amount are recognised in other comprehensive income except for the recognition of impairment, interest income and foreign exchange gains or losses which are recognised in the income statement. On derecognition, the cumulative gain or loss recognised in other comprehensive income is reclassified from equity to the income statement. Interest income is included in finance income using the effective interest rate method. (iii) Fair value through profit or loss Assets that do not meet the criteria for either amortised cost or fair value through other comprehensive income are measured as fair value through profit or loss. Related transaction costs are expensed as incurred. Unless they form part of a hedging relationship, these assets are held at fair value, with changes being recognised in the income statement. Interest income from these assets is included within finance income. Equity instruments The Group subsequently measures all equity instruments at fair value. Where the Group has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains or losses to profit or loss. Dividends from these investments continue to be recognised in the income statement. Impairment of financial assets Financial instruments classified as amortised cost and debt instruments classified as fair value through other comprehensive income are assessed for impairment. The Group assesses the probability of default of an asset at initial recognition and then whether there has been a significant increase in credit risk on an ongoing basis. To assess whether there is a significant increase in credit risk, the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Macroeconomic information (such as market interest rates or growth rates) is also considered. Financial assets are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the company. Impairment losses on assets classified as amortised cost are recognised in the income statement. When a later event causes the impairment losses to decrease, the reduction in impairment loss is also recognised in the income statement. Permanent impairment losses on debt instruments classified as fair value through other comprehensive income are recognised in the income statement. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 181

17A. FINANCIAL ASSETS The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is considered to be the same as the carrying amount for 2024 and 2023. The Group’s cash resources and other financial assets are shown below. Financial assets(a) € million Current 2024 € million Non-current 2024 € million Total 2024 € million Current 2023 € million Non-current 2023 € million Total 2023 Cash and cash equivalents Cash at bank and in hand 3,241 – 3,241 2,862 – 2,862 Short-term deposits(b) 2,436 – 2,436 1,181 – 1,181 Other cash equivalents(c) 459 – 459 116 – 116 6,136 – 6,136 4,159 – 4,159 Other financial assets Financial assets at amortised cost(d) 736 526 1,262 961 454 1,415 Financial assets at fair value through other comprehensive income(e) – 600 600 151 458 609 Financial assets at fair value through profit or loss: Derivatives 149 68 217 37 75 112 Other(f) 445 377 822 582 399 981 1,330 1,571 2,901 1,731 1,386 3,117 Total 7,466 1,571 9,037 5,890 1,386 7,276 (a) For the purposes of this note and note 15C, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively. (b) Short-term deposits typically have maturity of up to three months. (c) Other cash equivalents include investments in overnight funds and marketable securities. (d) Current financial assets at amortised cost include short-term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process, fixed income securities and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €196 million (2023: €227 million). (e) Included within non-current financial assets at fair value through other comprehensive income are equity investments. These investments are not held by Unilever for trading purposes and hence the Group has opted to recognise fair value movements through other comprehensive income. The fair value movement in 2024 of these equity investments was €64 million (2023: €(39) million). (f) Current other financial assets at fair value through profit or loss include money market funds, marketable securities and other capital market instruments. Included within non-current financial assets at fair value through profit or loss are assets in a trust to fund benefit obligations in the US (see also note 4B) of €30 million (2023: €33 million), option to acquire non-controlling interest in subsidiaries of €27 million (2023: €31 million) and investments in financial institutions. There were no significant changes on account of change in business model in classification of financial assets since 31 December 2023. There are no financial assets that are designated at fair value through profit or loss, which would otherwise have been measured at fair value through other comprehensive income or amortised cost Cash and cash equivalents reconciliation to the cash flow statement € million 2024 € million 2023 Cash and cash equivalents per balance sheet 6,136 4,159 Less: Bank overdrafts (180) (116) Add: Cash and cash equivalents included in assets held for sale – 2 Less: Bank overdraft included in liabilities held for sale (6) – Cash and cash equivalents per cash flow statement 5,950 4,045 Approximately €3.0 billion (or 49%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third-party borrowings. The Group maintain access to global debt markets through an infrastructure of short- and long-term debt programmes. The Group make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 174 to 180. The remaining €3.1 billion (or 51%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends which are in some cases subject to withholding or distribution tax. This balance includes €176 million (2023: €98 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/ or other legal restrictions that inhibit our ability to make these balances available for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 182 Unilever Annual Report and Accounts 2024 17B. CREDIT RISK Credit risk is the risk of financial loss to the Group if a customer or counter-party fails to meet its contractual obligations. Additional information in relation to credit risk on trade receivables is given in note 13. These risks are generally managed by local controllers. Credit risk related to the use of treasury instruments, including those held at amortised cost and at fair value through other comprehensive income, is managed on a Group basis. This risk arises from transactions with financial institutions involving cash and cash equivalents, deposits and derivative financial instruments. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. To reduce this risk, Unilever has concentrated its main activities with a limited number of counter-parties which have secure credit ratings. Individual risk limits are set for each counter-party based on financial position, credit rating and past experience. Credit limits and concentration of exposures are actively monitored by the Group’s Treasury department. Netting agreements are also put in place with Unilever’s principal counter-parties. In the case of a default, these arrangements would allow Unilever to net assets and liabilities across transactions with that counter-party. To further reduce the Group’s credit exposures on derivative financial instruments, Unilever has collateral agreements with Unilever’s principal counter-parties in relation to derivative financial instruments. Under these arrangements, counter-parties are required to deposit securities and/or cash as a collateral for their obligations in respect of derivative financial instruments. At 31 December 2024, the collateral held by Unilever under such arrangements amounted to €89 million (2023: €6 million) which was entirely in cash. Further details in relation to the Group’s exposure to credit risk are shown in note 13 and note 16A. 18. Financial instruments fair value risk The Group is exposed to the risk of changes in fair value of its financial assets and liabilities. The following table summarises the fair values and carrying amounts of financial instruments. Fair values of financial assets and financial liabilities € million Fair value 2024 € million Fair value 2023 € million Carrying amount 2024 € million Carrying amount 2023 Financial assets Cash and cash equivalents 6,136 4,159 6,136 4,159 Financial assets at amortised cost 1,262 1,415 1,262 1,415 Financial assets at fair value through other comprehensive income 600 609 600 609 Financial assets at fair value through profit or loss Derivatives 217 112 217 112 Other 822 981 822 981 9,037 7,276 9,037 7,276 Financial liabilities Bank loans and overdrafts (521) (506) (521) (506) Bonds and other loans (28,037) (26,112) (28,648) (26,692) Lease liabilities (1,486) (1,395) (1,486) (1,395) Derivatives (594) (494) (594) (494) Other financial liabilities (804) (535) (804) (535) (31,442) (29,042) (32,053) (29,622) The fair value of financial assets and financial liabilities (excluding listed bonds) is considered to be the same as the carrying amount for 2024 and 2023. The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. Fair value hierarchy The fair values shown in notes 15C and 17A have been classified into three categories depending on the inputs used in the valuation technique. The categories used are as follows: ■ Level 1: quoted prices for identical instruments; ■ Level 2: directly or indirectly observable market inputs, other than Level 1 inputs; and ■ Level 3: inputs which are not based on observable market data. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 183 18. FINANCIAL INSTRUMENTS FAIR VALUE RISK continued For assets and liabilities which are carried at fair value, the classification of fair value calculations by category is summarised below: Notes € million Level 1 2024 € million Level 1 2023 € million Level 2 2024 € million Level 2 2023 € million Level 3 2024 € million Level 3 2023 € million Total fair value 2024 € million Total fair value 2023 Assets at fair value Financial assets at fair value through other comprehensive income 17A 10 163 4 4 586 442 600 609 Financial assets at fair value through profit or loss: Derivatives(a) 16C – – 420 149 – – 420 149 Other 17A 445 582 – – 377 399 822 981 Liabilities at fair value Derivatives(b) 16C – – (650) (559) – – (650) (559) Contingent consideration 14 – – – – (1) (157) (1) (157) (a) Includes €203 million (2023: €37 million) derivatives, reported within trade receivables, that hedge trading activities. (b) Includes €(56) million (2023: €(65) million) derivatives, reported within trade payables, that hedge trading activities. There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2023. There were also no significant movements between the fair value levels since 31 December 2023. The impact in 2024 income statement due to Level 3 instruments is a loss of €(58) million (2023: loss of €(68) million). Reconciliation of Level 3 fair value measurements of financial assets and financial liabilities is given below: Reconciliation of movements in Level 3 valuations € million 2024 € million 2023 1 January 684 696 Gains/(losses) recognised in income statement (58) (68) Gains/(losses) recognised in other comprehensive income 67 (8) Purchases and new issues 135 71 Sales and settlements 134 (7) 31 December 962 684 SIGNIFICANT UNOBSERVABLE INPUTS USED IN LEVEL 3 FAIR VALUES Assets valued using Level 3 techniques include €658 million (2023: €584 million) relating to a number of unlisted investments within Unilever Ventures companies, none of which are individually material; €172 million (2023: €161 million) of long-term cash receivables under life insurance policies and €27 million (2023: €31 million) for option to acquire non-controlling interest. Valuation techniques used are specific to each asset and liability, a change in one or more of the inputs to reasonably possible alternative assumptions would not change the value significantly for all assets and liabilities. Calculation of fair values The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2023. Assets and liabilities carried at fair value ■ The fair values of quoted investments falling into Level 1 are based on current bid prices. ■ The fair values of unquoted financial assets at fair value through other comprehensive income and at fair value through profit or loss are based on recent trades in liquid markets, observable market rates, discounted cash flow analysis and statistical modelling techniques such as the Monte Carlo simulation. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. ■ Derivatives are valued using valuation techniques with market observable inputs. The models incorporate various inputs including the credit quality of counter-parties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodities. ■ For listed securities where the market is not liquid, and for unlisted securities, valuation techniques are used. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same and discounted cash flow calculations. Other financial assets and liabilities (fair values for disclosure purposes only) ■ Cash and cash equivalents, trade and other current receivables, bank loans and overdrafts, trade payables and other current liabilities have fair values that approximate to their carrying amounts due to their short-term nature. ■ The fair values of listed bonds are based on their market value. ■ Non-listed bonds, other loans, bank loans and non-current receivables and payables are based on the net present value of the anticipated future cash flows associated with these instruments using rates currently available for debt on similar terms, credit risk and remaining maturities. Policies and processes used in relation to the calculation of Level 3 fair values Assets valued using Level 3 valuation techniques are primarily made up of long-term cash receivables and unlisted investments. Valuation techniques used are specific to the circumstances involved. Unlisted investments include €658 million (2023: €584 million) of investments within Unilever Ventures companies. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 184 Unilever Annual Report and Accounts 2024 19. Provisions Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable. Provisions € million 2024 € million 2023 Due within one year 831 537 Due after one year 571 563 Total provisions 1,402 1,100 Movements during 2024 € million Restructuring € million Legal € million Brazil indirect taxes € million Other € million Total 1 January 2024 175 241 68 616 1,100 Additions through business combinations – – – – – Income statement: Charges 460 129 15 121 725 Releases (45) (30) (5) (56) (136) Utilisation (129) (54) (2) (80) (265) Currency translation 5 (4) (12) (11) (22) 31 December 2024 466 282 64 590 1,402 Restructuring provisions primarily include people costs such as redundancy costs and the cost of compensation where manufacturing, distribution, service or selling agreements are to be terminated. The Group expects these provisions to be substantially utilised within the next few years. The Group is involved from time to time in legal and arbitration proceedings arising in the ordinary course of business. As previously disclosed, along with other consumer product companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Where specific issues arise, provisions are made to the extent appropriate. Due to the nature of the legal cases, the timing of utilisation of these provisions is uncertain. Provisions for Brazil indirect taxes are separate from the matters listed as contingent liabilities in note 20. Unilever does not have provisions and contingent liabilities for the same matters. Due to the nature of disputed indirect taxes, the timing of utilisation of these provisions is uncertain. Other includes provisions for indirect taxes in countries other than Brazil, interest on tax provisions and provisions for various other matters. The timing of utilisation of these provisions is uncertain. 20. Commitments and contingent liabilities COMMITMENTS Lease commitments are the future cash outflows from the lease contracts which are not recorded in the measurement of lease liabilities. These include potential future payments related to leases of low-value assets, leases which are less than twelve months, variable leases, extension and termination options and leases not yet commenced but which we have committed to. Other commitments principally comprise commitments under contract to purchase materials and services. They do not include commitments to purchase property, plant and equipment, which are reported in note 10 on pages 163 to 165. Lease commitments and other commitments fall due as follows: € million Leases 2024 € million Leases 2023 € million Other commitments 2024 € million Other commitments 2023 Within 1 year 101 64 1,654 1,510 Later than 1 year but not later than 5 years 163 79 2,360 2,595 Later than 5 years 66 148 184 265 330 291 4,198 4,370 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 185

20. COMMITMENTS AND CONTINGENT LIABILITIES continued CONTINGENT LIABILITIES Contingent liabilities are either possible obligations that will probably not require a transfer of economic benefits, or present obligations that may, but probably will not, require a transfer of economic benefits. It is not appropriate to make provisions for contingent liabilities, but there is a chance that they will result in an obligation in the future. Assessing the amount of liabilities that are not probable is highly judgemental, so contingent liabilities are disclosed on the basis of the known maximum exposure. Contingent liabilities arise in respect of litigations against group companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. In many markets, there is a high degree of complexity involved in the local tax regimes. The majority of contingent liabilities are in respect of fiscal matters in Brazil, with no other contingent liability being individually material. In the case of fiscal matters, the known maximum exposure is the amount included in a tax assessment. Summary of contingent liabilities € million 2024 € million 2023 Corporate reorganisation – IPI, PIS and COFINS taxes and penalties 3,230 3,757 Inputs for PIS and COFINS taxes 35 40 Goodwill amortisation 144 174 Other tax assessments – approximately 500 cases 855 983 Total Brazil Tax 4,264 4,954 Other contingent liabilities 571 575 Total contingent liabilities 4,835 5,529 Brazil tax During 2004, and in common with many other businesses operating in Brazil, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service in respect of indirect taxes regarding corporate reorganisation. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without a valid business purpose. The 2001 reorganisation was comparable with restructuring done by many companies in Brazil. The original dispute was resolved in the courts in the Group’s favour. However, in 2013 a new assessment was raised in respect of a similar matter. Additionally, during the course of 2014 and between 2017 and 2024, other notices of infringement were issued based on the same grounds argued in the previous assessments. The total amount of the tax assessments in respect of this matter is €3,230 million (2023: €3,757 million). The Group believes that the likelihood that the Brazilian tax authorities will ultimately prevail is low, however there can be no guarantee of success in court. In each case we believe our position is strong, so they have not been provided for and are considered to be contingent liabilities. Due to the fiscal environment in Brazil, there remains the possibility of material tax assessments related to the same matters for periods not yet assessed. We expect that tax litigation cases related to this matter may move from the Administrative to the Judicial Courts, although the exact timing is uncertain. In such case, we will be required to make a judicial deposit or provide a guarantee in respect of the disputed tax, interest and penalties. The judicial process in Brazil is likely to take a number of years to conclude. The contingent liabilities reported for indirect taxes relating to disputes with the Brazilian authorities are separate from the provisions listed in note 19. Unilever does not hold provisions and contingent liabilities for the same matters. 21. Acquisitions and disposals Business combinations are accounted for using the acquisition accounting method as at the acquisition date, which is the date at which control is transferred to the Group. Goodwill is measured at the acquisition date as the fair value of consideration transferred, plus non-controlling interests and the fair value of any previously held equity interests less the net recognised amount (which is generally fair value) of the identifiable assets and liabilities assumed. Goodwill is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is provided in note 9 on pages 160 to 162. Non-controlling interests are valued based on the proportion of net assets of the acquired company at the date of acquisition. Transaction costs are expensed as incurred. Changes in ownership that do not result in a change of control are accounted for as equity transactions and therefore do not have any impact on goodwill. The difference between consideration and the non-controlling share of net assets acquired is recognised within equity. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 186 Unilever Annual Report and Accounts 2024 21. ACQUISITIONS AND DISPOSALS continued 2024 In 2024, the Group completed the business acquisitions and disposals as listed below. The net consideration for acquisitions in 2024 is €616 million (2023: €675 million for acquisitions completed during that year). More information related to the 2024 acquisitions is provided below. Deal completion date Acquired/disposed business 1 February 2024 Acquired 91.88% of K18, a US-based premium hair care brand. The acquisition complements Unilever’s existing Beauty and Wellbeing portfolio, with a range of high-quality, hair care products. 1 June 2024 Sold Elida Beauty to Yellow Wood Partners LLC. Elida Beauty comprises more than 20 beauty and personal care brands, such as Q-Tips, Caress, Timotei and TIGI. 1 August 2024 Sold Qinyuan Group (also known as “Truliva”) to Yong Chao Venture Capital Co., Ltd. Qinyuan Group offers a range of water purification solutions to households in China. 8 October 2024 Sold the Russian subsidiary to Arnest Group. The sale includes all of Unilever’s business in Russia and its four factories in the country, along with our business in Belarus. 1 November 2024 Sold Pureit to A.O. Smith. Pureit offers a range of water purification solutions across India, Bangladesh, Sri Lanka, Vietnam and Mexico, among others. On 22 January 2025, Hindustan Unilever Limited announced it has signed an agreement to acquire Minimalist, a premium actives-led beauty brand in India. The transaction is expected to be completed by Q2 2025. 2023 In 2023, the Group completed the business acquisitions and disposals as listed below. The net consideration for acquisitions in 2023 was €675 million. More information related to the 2023 acquisitions is provided below. Deal completion date Acquired/disposed business 10 January 2023 Acquired 51% of Zywie Ventures Private Limited ('OZiva'), a leading plant-based, and clean-label consumer wellness brand focused on the need spaces such as Lifestyle Protein, Hair & Beauty Supplements and Women’s health. 1 May 2023 Sold Suave brand in North America to Yellow Wood Partners LLC. The Suave beauty and personal care brand includes hair care, skin care, skin cleansing and deodorant products. 1 August 2023 Acquired 100% of Yasso Holdings, Inc. ('Yasso'), a premium frozen Greek yogurt brand in the United States offering a high-quality range of low-calorie yet indulgent products. The acquisition is aligned to the premiumisation strategy of Unilever’s Ice Cream Business Group. 1 November 2023 Sold Dollar Shave Club to Nexus Capital Management LP. On 1 May 2023, Unilever sold the North America Suave business to Yellow Wood Partners LLC for consideration of €592 million. A gain on disposal of €497 million was recognised (see note 3). EFFECT ON CONSOLIDATED INCOME STATEMENT If the acquisition deals completed in 2024 had all taken place at the beginning of the year, Group turnover would have been €60,772 million, and Group operating profit would have been €9,402 million. In 2023, if all of the acquisitions had taken place at the beginning of the year, Group turnover for 2023 would have been €59,709 million and Group operating profit would have been €9,780 million. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 187 21. ACQUISITIONS AND DISPOSALS continued EFFECT ON CONSOLIDATED BALANCE SHEET Acquisitions The following table sets out the overall impact of acquisitions in 2024 as well as comparative years on the consolidated balance sheet. The fair values currently used for opening balances are provisional. These balances remain provisional due to there being outstanding relevant information in regard to facts and circumstances that existed as of the acquisition date and/or where valuation work is still ongoing. € million 2024 € million 2023 € million 2022 Net assets acquired 333 368 487 Non-controlling interest (27) (20) (99) Goodwill 310 327 580 Total consideration 616 675 968 In 2024, the net assets acquired and total payment for acquisitions consists of: € million 2024 Intangible assets 382 Other non-current assets 14 Trade and other receivables 15 Other current assets 36 Non-current liabilities(a) (99) Current liabilities (15) Net assets acquired 333 Non-controlling interest (27) Goodwill(b) 310 Total consideration 616 Of which: Cash consideration paid 616 Deferred consideration – (a) Non-current liabilities include deferred tax of €99 million. (b) Goodwill not deductible for tax purposes. Goodwill represents the future value that the Group believes it will obtain through operational synergies and the application of acquired company ideas to existing Unilever channels and businesses. Detailed information relating to goodwill is provided in note 9 on pages 160 to 162. Disposals Total consideration for 2024 disposals is €1,396 million (2023: €578 million for disposals completed during that year). The following table sets out the effect of disposals in 2024 and comparative year on the consolidated balance sheet. The results of disposed businesses are included in the consolidated financial statements up until their date of disposal. € million 2024 € million 2023 Goodwill and intangible assets(a) 1,107 56 Other non-current assets 218 55 Current assets(b) 700 108 Liabilities(c) (683) (144) Net assets sold 1,342 75 Loss on recycling of currency retranslation on disposal 545 14 Non-controlling interest (85) 0 Profit/(loss) on sale attributable to Unilever (406) 489 Consideration 1,396 578 Of which: Cash(d) 1,299 477 Non-cash items and deferred consideration 97 101 (a) 2024 includes intangibles of €984 million relating to the disposals of the Elida Beauty, Russia and Truliva businesses. (b) 2024 includes inventories of €126 million, cash of €324 million and trade receivables of €215 million. (c) 2024 includes €431 million of trade payables. (d) 2024 includes €324 million related to cash balances of businesses sold. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP 188 Unilever Annual Report and Accounts 2024 22. Assets and liabilities held for sale Non-current assets and groups of assets and liabilities which comprise disposal groups are classified as ‘held for sale’ when all of the following criteria are met: a decision has been made to sell; the assets are available for sale immediately; the assets are being actively marketed; and a sale has been agreed or is expected to be concluded within 12 months of the balance sheet date. Immediately prior to classification as held for sale, the non-current assets or groups of assets are remeasured in accordance with the Group’s accounting policies. Subsequently, non-current assets and disposal groups classified as held for sale are valued at the lower of book value or fair value less disposal costs. Assets held for sale are neither depreciated nor amortised. Non-current assets and liabilities held for sale are recognised as current on the balance sheet. € million 2024 € million 2023 Property, plant and equipment held for sale(a) 3 2 Disposal groups held for sale Non-current assets Goodwill and intangibles 94 534 Property, plant and equipment 33 21 Other non-current assets 1 1 128 556 Current assets Inventories 29 80 Trade and other receivables 6 47 Current tax assets – 4 Cash and cash equivalents 1 2 36 133 Assets held for sale 167 691 Current liabilities Trade payables and other current liabilities 10 24 Current tax liabilities 1 2 Financial liabilities due within one year 30 – Provisions 3 – 44 26 Non-current liabilities Pension and post-retirement healthcare liabilities 1 – Financial liabilities due after one year – 4 Deferred tax liabilities 3 145 4 149 Liabilities held for sale 48 175 (a) Includes manufacturing assets held for sale. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP Unilever Annual Report and Accounts 2024 189

STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

# 23. Related party transactions

A related party is a person or entity that is related to the Group. These include both people and entities that have, or are subject to, the influence or control of the Group.

## Joint ventures

The following related party balances existed with joint venture businesses at 31 December:

| Related party balances | € million Total 2024 | € million Total 2023 |
|---|---|---|
| Sales to joint ventures | 1,168 | 1,144 |
| Purchases from joint ventures | 110 | 134 |
| Receivables from joint ventures | 112 | 99 |
| Payables to joint ventures | 111 | 111 |
| Loans to joint ventures | 227 | 219 |
| Royalties and service fees | 9 | 19 |

Significant joint ventures are Unilever FIMA LDA and Gallo Worldwide LDA in Portugal, Binzagr Unilever Distribution in the Middle East, the Pepsi Lipton Tea Partnership in the US and Pepsi Lipton International Ltd for the rest of the world.

All transactions between the group and related parties are conducted on arm's length basis.

## Associates

There are no trading balances due to or from associates.

# 24. Share buyback

On 8 February 2024, we announced a share buyback programme for an aggregate market value equivalent of up to €1.5 billion. As at 31 December 2024, the Group repurchased 27,368,909 (2023: 31,734,256) ordinary shares which are held by Unilever as treasury shares. Consideration paid in 2024 for the repurchase of shares including transaction costs was €1,508 million (2023: €1,507 million) and was recognised in other reserves.

# 25. Remuneration of auditors

| | € million 2024 | € million 2023 | € million 2022 |
|---|---|---|---|
| Fees payable to the Group's auditors for the audit of the consolidated and parent company accounts of Unilever PLC | 12 | 7 | 6 |
| Fees payable to the Group's auditors for the audit of accounts of subsidiaries of Unilever PLC pursuant to legislation[(a)(b)] | 20 | 16 | 17 |
| Total statutory audit fees | 32 | 23 | 23 |
| Fees payable to the Group's auditors for the audit of non-statutory financial statements[(c)] | 8 | – | – |
| Audit-related assurance services[(d)] | 1 | – | – |
| Other taxation advisory services | – | – | – |
| Services relating to corporate finance transactions | – | – | – |
| Other assurance services[(e)] | 7 | 1 | 1 |
| All other non-audit services[(f)] | – | – | – |
| Total fees payable | 48 | 24 | 24 |

(a) Comprises fees payable to the KPMG network of independent member firms affiliated with KPMG International Cooperative for audit work on statutory financial statements and Group reporting returns of subsidiary companies.
(b) Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2023: less than €1 million individually and in aggregate; 2022: less than €1 million individually and in aggregate).
(c) 2024 includes fees payable for reporting accountant services on the historical financial information of the Ice Cream business.
(d) In 2024, amounts paid in relation to each type of service are less than €1 million individually and in aggregate.
(e) 2024 includes fees payable for CSRD assurance reporting services. With the exception of this service, amounts paid in relation to each type of service are less than €1 million individually and in aggregate (2023: less than €1 million and in aggregate; 2022: less than €1 million and in aggregate).
(f) 2024, 2023 and 2022 include various services, each less than €1 million individually.

# 26. Events after the balance sheet date

Where events occurring after the balance sheet date provide evidence of conditions that existed at the end of the reporting period, the impact of these events is adjusted within the financial statements. Otherwise, events after the balance sheet date of a material size or nature are disclosed below.

On 13 February 2025, Unilever announced a quarterly dividend with the 2024 fourth-quarter results of £0.3775 per PLC ordinary share. The total value of the announced dividend is €1,121 million.

In February 2025, we announced a share buyback programme of €1.5 billion to be conducted during 2025.

190 **Unilever** Annual Report and Accounts 2024

STRATEGIC REPORT CORPORATE GOVERNANCE **FINANCIAL STATEMENTS** SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

# 27. Significant subsidiaries

The following represents the significant subsidiaries of the Group at 31 December 2024, that principally affect the turnover, profit and net assets of the Group. The percentage of share capital shown below represents the aggregate percentage of equity capital directly or indirectly held by Unilever PLC in the company. The companies are incorporated and principally operated in the countries under which they are shown except where stated otherwise.

| Country | Name of company | Shareholding |
|---|---|---|
| Argentina | Unilever de Argentina S.A. | 100% |
| Australia | Unilever Australia Limited | 100% |
| Brazil | Unilever Brasil Ltda. | 100% |
| Canada | Unilever Canada, Inc. | 100% |
| China | Unilever Services (Hefei) Co. Ltd | 100% |
| China | Wall's (China) Co. Limited | 100% |
| England and Wales | Unilever UK & CN Holdings Limited | 100% |
| England and Wales | Unilever Global IP Ltd | 100% |
| England and Wales | Unilever U.K. Holdings Limited | 100% |
| England and Wales | Unilever UK Limited | 100% |
| England and Wales | Unilever U.K. Central Resources Limited | 100% |
| France | Unilever France S.A.S. | 100% |
| Germany | Unilever Deutschland GmbH | 100% |
| Germany | Unilever Deutschland Holding GmbH | 100% |
| India | Hindustan Unilever Limited | 62% |
| Indonesia | PT Unilever Indonesia Tbk | 85% |
| Italy | Unilever Italia Mkt Operations S.R.L. | 100% |
| Mexico | Unilever de Mexico, S. de R.L de C.V. | 100% |
| Netherlands | Mixhold B.V. | 100% |
| Netherlands | Unilever Finance Netherlands B.V. | 100% |
| Netherlands | Unilever IP Holdings B.V. | 100% |
| Netherlands | Unilever Nederland B.V. | 100% |
| Netherlands | Unilever Europe B.V. | 100% |
| Netherlands | UNUS Holding B.V. | 100% |
| Pakistan | Unilever Pakistan Limited | 99% |
| Philippines | Unilever Philippines, Inc. | 100% |
| Poland | Unilever Polska Sp. z o.o. | 100% |
| Singapore | Unilever Asia Private Limited | 100% |
| South Africa | Unilever South Africa (Pty) Limited | 100% |
| Spain | Unilever Espana S.A. | 100% |
| Switzerland | Unilever Finance International AG | 100% |
| Thailand | Unilever Thai Trading Limited | 100% |
| Turkey | Unilever Sanayi ve Ticaret Turk A.S. | 100% |
| United States of America | ConopCo, Inc. | 100% |
| United States of America | Unilever Capital Corporation | 100% |
| United States of America | Unilever North America Supply Chain Company LLC | 100% |
| United States of America | Unilever United States, Inc. | 100% |
| United States of America | Ben & Jerry's Homemade, Inc. | 100% |
| United States of America | Paula's Choice, Inc. | 100% |
| United States of America | The LIV Group, Inc. | 100% |
| United States of America | Nutraceutical Wellness, Inc | 80% |
| Vietnam | Unilever Vietnam International Company Limited | 100% |

See pages 200 to 209 for a complete list of subsidiary undertakings, associates and joint ventures.

**Unilever** Annual Report and Accounts 2024 191

STRATEGIC REPORT CORPORATE GOVERNANCE **FINANCIAL STATEMENTS** SUSTAINABILITY STATEMENTS

# Company Accounts Unilever PLC

## Income statement

for the year ended 31 December

| | Notes | € million 2024 | € million 2023 (re-presented) |
|---|---|---|---|
| **Turnover** | 1 | 75 | 94 |
| Royalties and services charged out to group companies | | 75 | 94 |
| Incurred costs and royalties paid | | (394) | (1,042) |
| Other expenses | | – | (4) |
| **Operating loss** | | (319) | (952) |
| Net finance costs | | (391) | (446) |
| Finance income | | 86 | 89 |
| Finance costs | | (477) | (535) |
| Income from shares in group companies | 2 | 13,648 | 6,456 |
| **Profit before taxation** | | 12,938 | 5,058 |
| Taxation | 3 | 36 | 212 |
| **Net profit** | | 12,974 | 5,270 |

## Statement of comprehensive income

| | € million 2024 | € million 2023 (re-presented) |
|---|---|---|
| Net profit | 12,974 | 5,270 |
| **Other comprehensive income** | | |
| Items that will not be reclassified to profit or loss, net of tax: | | |
| Re-translation differences | – | (33) |
| Remeasurement of defined benefit pension plans, net of tax | 4 | (3) |
| **Total comprehensive income** | 12,978 | 5,234 |

## Statement of cash flows

Unilever PLC does not have cash and cash equivalents. Instead, Unilever PLC has current accounts with Unilever UK Central Resources Limited and Unilever Finance International AG. Unilever UK Central Resources Limited and Unilever Finance International AG make and collect payments on behalf of Unilever PLC.

192 **Unilever** Annual Report and Accounts 2024

STRATEGIC REPORT CORPORATE GOVERNANCE **FINANCIAL STATEMENTS** SUSTAINABILITY STATEMENTS

COMPANY ACCOUNTS UNILEVER PLC

# Statement of changes in equity

| Statement of changes in equity | € million<br>Called up Share capital | € million<br>Share premium account | € million<br>Capital redemption reserve | € million<br>Other reserves | € million<br>Retained profit | € million<br>Total equity |
|---|---|---|---|---|---|---|
| **Re-presented balance as at 1 January 2023**[a] | 92 | 52,844 | 18 | (3,138) | 27,706 | 77,522 |
| Profit or loss for the period | – | – | – | – | 5,270 | 5,270 |
| Other comprehensive income, net of tax: | | | | | | |
| Re-translation differences[a] | – | – | – | (53) | 20 | (33) |
| Remeasurement of defined benefit pension plan, net of tax | – | – | – | – | (3) | (3) |
| Total comprehensive income | – | – | – | (53) | 5,287 | 5,234 |
| Dividends on ordinary capital | – | – | – | – | (4,327) | (4,327) |
| Repurchase of shares[b] | – | – | – | (1,507) | – | (1,507) |
| Cancellation of treasury shares[c] | (4) | – | 4 | 5,278 | (5,278) | – |
| Other movements in treasury shares[d] | – | – | – | 88 | (25) | 63 |
| Other movements in equity | – | – | – | – | (4) | (4) |
| **Re-presented balance as at 31 December 2023** | 88 | 52,844 | 22 | 668 | 23,359 | 76,981 |
| Profit or loss for the period | – | – | – | – | 12,974 | 12,974 |
| Other comprehensive income, net of tax: | | | | | | |
| Remeasurement of defined benefit pension plan, net of tax | – | – | – | – | 4 | 4 |
| Total comprehensive income | – | – | – | – | 12,978 | 12,978 |
| Dividends on ordinary capital | – | – | – | – | (4,320) | (4,320) |
| Issuance of shares[e] | – | – | – | – | – | – |
| Repurchase of shares[b] | – | – | – | (1,508) | – | (1,508) |
| Cancellation of treasury shares[c] | – | – | – | – | – | – |
| Other movements in treasury shares[d] | – | – | – | 31 | – | 31 |
| Other movements in equity | – | – | – | – | 156 | 156 |
| **31 December 2024** | 88 | 52,844 | 22 | (809) | 32,173 | 84,318 |

(a) Other reserves includes an adjustment of €1,500 million relating to translation differences on share capital and share premium arising from the change of presentational currency (see page 195).

(b) Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programme announced on 10 February 2022 and 8 February 2024 (see note 9C).

(c) During 2023, 112,746,434 ordinary shares held in treasury were cancelled pertaining to 2021, 2022 and up to June 2023. The amount paid to repurchase these shares was initially recognised in other reserves and was transferred to retained profit on cancellation amounting to €5,278 million.

(d) At 31 December 2024, 1,998,281 (2023: 1,361,032) treasury shares are held at an employee share ownership trust and PLC and its subsidiaries holds 326,473 (2023: 36,903) own ordinary shares.

(e) During 2024, 4,900,000 (2023: 100,000) ordinary shares were issued at $3\,^{1}/_{9}$ pence per share amounting to €177,777 (2023: €3,588).

**Unilever** Annual Report and Accounts 2024 193

Balance sheet as at 31 December Notes € million 2024 € million 2023 (re-presented) € million 2022 (re-presented) Assets Non-current assets Investments in subsidiaries 4 88,035 88,000 87,950 Other non-current assets 5 1,552 1,508 1,807 Deferred tax assets 3 285 1 14 Financial assets 11 – – Pension assets 7 1 5 89,890 89,510 89,776 Current assets Trade and other current receivables 6 220 402 271 Other current assets 5 – 288 – 220 690 271 Total assets 90,110 90,200 90,047 Liabilities Current liabilities Trade payables and other current liabilities 7 3,673 10,868 10,185 Financial liabilities 8 196 486 187 3,869 11,354 10,372 Non-current liabilities Financial liabilities 8 1,921 1,863 2,151 Provisions 2 2 2 1,923 1,865 2,153 Total liabilities 5,792 13,219 12,525 Equity Shareholders’ equity Called up share capital 9 88 88 92 Share premium account 9 52,844 52,844 52,844 Capital redemption reserve 22 22 18 Other reserves 9 (809) 668 (3,138) Retained profit 9 32,173 23,359 27,706 84,318 76,981 77,522 Total liabilities and shareholders’ equity 90,110 90,200 90,047 These financial statements have been approved by the Directors and signed on their behalf by Fernando Fernandez. F Fernandez on behalf of The Board of Directors 5 March 2025 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS COMPANY ACCOUNTS UNILEVER PLC 194 Unilever Annual Report and Accounts 2024 Accounting information and policies BASIS OF PREPARATION The Company Accounts of PLC are prepared on the going concern basis and in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and UK-adopted international accounting standards. The Company accounts comply with the Companies Act 2006. The accounts are prepared under the historical cost convention, except for the revaluation of financial assets classified as ‘fair value through other comprehensive income’ or ‘fair value through profit or loss’, as well as derivative financial instruments, which are reported in accordance with the accounting policies set out below. Unilever PLC is included within the consolidated financial statements of the Group. The consolidated financial statements of the Group are prepared in accordance with IFRS. As PLC does not have cash and cash equivalents, the Company is no longer presenting a separate statement of cash flows. ACCOUNTING POLICIES The accounting policies of PLC Company Accounts are the same as the Unilever Group, refer to pages 142 to 144, except for the accounting policies included below. Foreign currency Effective from 1 January 2024, the functional currency of Unilever PLC has changed from sterling to euro. This follows a review and subsequent change of the internal debt of PLC, from sterling to euro, which triggered a formal evaluation of PLC's functional currency. The change is applied prospectively. Similarly, with effect from 1 January 2024, Unilever PLC’s presentational currency was changed from sterling to euro to better align with its functional and group’s presentational currencies. The amounts presented for the years ended 31 December 2023 and 2022 have been re-presented into euro using exchange rate as at 1 January 2024, unless specified below. Share capital and share premium were re-presented using the rate at the date of the Unification, the difference arising on re-presentation was recorded as foreign currency translation reserves within the opening Other Reserves. Certain 2023 equity movements, including dividends, repurchase of shares and cancellation of shares, were re-presented using spot rate at the date of the transaction. The difference arising due to this use of spot rate in lieu of exchange rate as at 1 January 2024 was recorded as re-translation difference in the other comprehensive income. There is no impact on the presentation of the Group results as a result of this change. Transactions in foreign currencies are translated to the Company’s functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated to the functional currency at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are retranslated to the functional currency at foreign exchange rates ruling at the date the fair value was determined. Foreign exchange differences arising on translation of monetary assets and liabilities are recognised in the income statement. Turnover Turnover excludes value added tax and includes royalties and service fees received from group companies. Royalty income from brand and technology licence arrangements is recognised at the time sales are made by group companies. Revenue from services is recognised over time based on the usage of these services by group companies. Operating profit The operating profit is stated after deducting the costs that are mainly related to the royalties and delivered services. Expenses are allocated to the period in which they relate. The operating profit includes residual central group costs charged to PLC from another group company, Unilever Europe Business Centre B.V. (UEBC). These residual costs arise because central group costs are incurred and charged out to group entities by UEBC, but some of these are not able to be recovered by UEBC. These costs are recharged to PLC as the ultimate parent entity of the Group. Investment in subsidiaries Shares in group companies are stated at cost less any amounts written off to reflect an impairment. Financial guarantees Where PLC enters into financial guarantee contracts to guarantee the indebtedness of other companies within its group, they consider these to be insurance arrangements and account for them as such. IFRS 17 ‘Insurance Contracts’ has been released and is mandatory for annual reporting periods beginning on or after 1 January 2023. The standard provides that wherein the issuer has explicitly asserted that it regards financial guarantees as insurance contracts and has used accounting applicable to insurance contracts, the issuer may choose to apply either IFRS 17 or IAS 32, IFRS 7 and IFRS 9 to account for such guarantees. Unilever had made an election to apply IAS 32, IFRS 7 and IFRS 9 and it was treated as a change in accounting policy, with restatement of comparatives for the previous reporting period. Capital Redemption Reserve The nominal value of shares cancelled is transferred from share capital to the capital redemption reserve. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS The preparation of financial statements requires management to make judgements and estimates in the application of accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and judgements are periodically evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected. Management believes that the following judgement has the most significant effect on the amounts recognised in the Company’s financial statements: Transition exchange rate for share capital and share premium – when calculating the impact of the presentation currency change on the financial statements, management used the transition exchange rate as at 1 January 2024 (£1 = €1.153). For certain account balances, such as share premium and share capital, a historical exchange rate was used, specifically the rate at the date of the Unification (£1 = €1.121). The resulting difference arising on re-presentation was recorded as foreign currency translation reserves within the opening Other Reserves. This approach ensures consistency with the Group financial statements. There are no estimates which management believe have a significant effect on the amounts recognised in the PLC Company Accounts. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Notes to the Company Accounts Unilever PLC Unilever Annual Report and Accounts 2024 195 1. Turnover € million 2024 € million 2023 (re-presented) Royalties (point in time) – 7 Services (over time) 75 87 Turnover 75 94 2. Income from shares in group companies € million 2024 € million 2023 (re-presented) Dividends received from shares in group undertakings 13,648 6,456 13,648 6,456 3. Taxation € million 2024 € million 2023 (re-presented) Current tax Current year 15 219 Pillar 2 income taxes (9) – Adjustments in respect of prior years (255) 7 (249) 226 Deferred tax Current year 3 33 Adjustments in respect of prior years 282 (47) 285 (14) Tax (charge)/credit on profits on ordinary activities 36 212 The current UK corporate tax rate is 25% (2023: 23.5%). On 10 June 2021, the Finance Act 2021 received Royal Assent, confirming that the UK rate of corporation tax increased from 19% to 25% from 1 April 2023. This had a consequential impact on the company's tax charge. Deferred tax balances are measured at the tax rate to be applied when temporary differences are expected to reverse in the future. Deferred tax assets have not been recognised in respect of deductible temporary differences of €317 million (2023: nil) arising from the Corporate Interest Restriction because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom. Pillar Two legislation applies to the Company and we have applied Pillar Two top-up taxes of €9 million. Reconciliation of tax expense € million 2024 € million 2023 (re-presented) Profit/(loss) for the year 12,938 5,058 Tax using the UK corporation tax rate of 25% (2023: 23.5%) (3,234) (1,188) Tax effects of: Income not subject to tax (primarily tax-exempt dividends) 3,412 1,517 Pillar 2 income taxes (9) – Non-deductible expenses (87) (18) Effects of tax rates in foreign jurisdictions (79) (62) Double tax relief 3 2 Permanent differences – other 3 2 (Under)/over provided in prior years 27 (41) Total tax expense 36 212 The movement in deferred tax asset is as below: Movement in 2024 € million As at 1 January 2024 € million Income statement € million Other compre- hensive income € million As at 31 December 2024 Pensions and similar obligations – – (1) (1) Tax losses 1 208 – 209 Other – 77 – 77 Total deferred tax asset (net) 1 285 (1) 285 Movement in 2023 € million As at 1 January 2023 (re-presented) € million Income statement (re- presented) € million Other compre- hensive income (re- presented) € million As at 31 December 2023 (re-presented) Pensions and similar obligations (1) – 1 – Tax losses 15 (14) – 1 Total deferred tax asset (net) 14 (14) 1 1 4. Investments in subsidiaries € million Cost At 1 January 2023 (re-presented) 87,956 Additions(a) (re-presented) 50 Disposals (re-presented) – At 31 December 2023 (re-presented) 88,006 Additions(a) 35 Disposals – At 31 December 2024 88,041 Impairment losses At 1 January 2023 (re-presented) (6) At 31 December 2023 (re-presented) (6) At 31 December 2024 (6) Net book value at 31 December 2024 88,035 Net book value at 31 December 2023 88,000 (a) The additions to investment includes an amount of €50 million for 2023 and €35 million for 2024 following adoption of IFRS 17. Investments include the subsidiary company Hindustan Unilever Limited (HUL), with a cost of €2,534 million (2023: €2,534 million). The shares of HUL are listed on the Bombay Stock Exchange and National Stock Exchange and have a market value of €29,102 million (2023: €32,267 million) as at 31 December 2024. Information on the non-controlling interest in HUL is given in note 15B of the consolidated financial statements. Investments in subsidiaries comprise equity shares of group companies. These investments only generate cash inflows in combination with other assets within the Group. Accordingly, cash inflows are not independent at any level below the cash generating units (CGUs) used for group impairment testing purposes. Additionally, some investments benefit from the synergies of multiple CGUs together. Management evaluates on a case-to-case basis whether any impairment booked for the Group impacts the carrying value of the investments. Based on the evaluation for the current year, management has not determined any indicators of impairment for investments. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE COMPANY ACCOUNTS UNILEVER PLC 196 Unilever Annual Report and Accounts 2024 5. Other non-current assets € million 31 Dec 2024 € million 31 Dec 2023 (re-presented) Loans to group companies(b) 1,549 1,508 Others 3 — 1,552 1,508 (b) Loans to group companies are interest-bearing at market rates and are unsecured and repayable on demand. During 2023, a loan amounting to €288 million was reclassed to other current assets based on the maturity date. PLC does not consider the fair value of loans to group companies to be significantly different from their carrying values. As these are amounts due from other entities within the Group, PLC has estimated the expected credit losses to be immaterial. Our historical experience of collecting these balances supported by the level of default confirms that the credit risk is low. 6. Trade and other current receivables € million 31 Dec 2024 € million 31 Dec 2023 (re-presented) Amounts due from group companies(c) 125 120 Taxation and social security 95 282 220 402 (c) Amounts due from group companies are mainly interest-bearing amounts that are repayable on demand. Other amounts are interest-free and settled monthly. PLC does not consider the fair value of amounts due from group companies to be significantly different from their carrying values. As these are amounts due from other entities within the Group, PLC has estimated the expected credit losses to be immaterial. Our historical experience of collecting these balances supported by the level of default confirms that the credit risk is low. 7. Trade payables and other current liabilities € million 31 Dec 2024 € million 31 Dec 2023 (re-presented) Loans from group companies(d) 2,000 3,459 Amounts owed to group companies(d) 1,644 7,379 Taxation and social security – – Accruals and deferred income 29 30 3,673 10,868 (d) Amounts owed to group companies are mainly interest-bearing amounts that are repayable on demand. Other amounts are interest-free and settled monthly. Loans from group companies are all interest-bearing at market rates and are unsecured, repayable on demand and supported by formal agreements. 8. Financial liabilities € million 31 Dec 2024 € million 31 Dec 2023 (re-presented) Current Bonds and other loans – 288 Other financial liabilities(e) 196 198 Total Current 196 486 Non-current Bonds and other loans 1,883 1,828 Derivatives 38 35 Total Non-current 1,921 1,863 Total 2,117 2,349 The fair value of the bonds at 31 December 2024 was €1,711 million (2023: €1,946 million). Analysis of bonds and other loans: € million 31 Dec 2024 € million 31 Dec 2023 (re-presented) £250 million 1.375% Notes 2024 – 288 £250 million 1.875% Notes 2029 300 286 £500 million 1.500% Notes 2026 602 575 €650 million 1.500% Notes 2039 647 647 £300 million 2.125% Notes 2028(f) 334 320 1,883 2,116 (e) Other financial liabilities: The Company has recognised the carrying value of financial guarantee contracts of €196 million (2023: €198 million) in the financial statements. The maximum exposure to credit risk of these guarantees is £39,223 million (2023: €36,845 million) which could subsequently be recognised as a liability, representing the maximum amount the Company could have to pay if the financial guarantees were to be called upon. These consist of guarantees relating to: External debt: ■ The long-term debt issued by group companies such as Unilever Finance Netherlands B.V. and Unilever Capital Corporation, which are on a joint and several liability basis with Unilever United States, Inc. ■ Commercial paper issued by Unilever Finance Netherlands B.V. and Unilever Capital Corporation under the USCP programme, which are on a joint and several liability basis with Unilever United States, Inc. ■ Commercial paper issued by Unilever Finance Netherlands B.V. under the multi-currency ECP programme; and ■ Certain borrowings and derivatives of the other group companies. For the above external debt, the maximum exposure amount is €27,883 million (2023: €25,670 million) and fair value of guarantees recognised is €192 million (2023: €194 million). Pension obligations: ■ Group companies' obligations to the UK and Netherlands pension funds and of the group captive insurance company. The maximum exposure amount is €11,340 million (2023: €11,175 million) and fair value of guarantees recognised is €4 million (2023: €4 million). (f) The 2.125% note includes €(27) million (2023 : €(25) million) fair value adjustment following the fair value hedge accounting of fixed-for-floating interest rate swaps. 9. Capital and funding The Company’s capital and funding strategy is described in note 15 of the consolidated financial statements. 9A. Called up share capital During the current year, the company issued 4,900,000 (2023: 100,000) shares amounting to €177,777 (2023: €3,588) and cancelled nil (2023: 112,746,434) shares amounting to nil (2023: €4)million. The called up share capital amounting to €88 million at 31 December 2024 (31 December 2023: €88 million) consists of 2,521,497,338 (2023: 2,516,597,338) ordinary shares. Information on the called up and paid up capital is given in note 15A of the consolidated financial statements. 9B. Share premium account € million 2024 € million 2023 (re-presented) 1 January 52,844 52,844 Change during the year: Issuance of ordinary shares – – Decrease due to share capital reduction – – 31 December 52,844 52,844 Share premium is the excess of the consideration received over the nominal value of the shares issued. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE COMPANY ACCOUNTS UNILEVER PLC Unilever Annual Report and Accounts 2024 197

9C. Other reserves Other reserves relate to treasury shares, shares held in trust and others. Treasury shares and others € million 2024 € million 2023 (re-presented) Re-presented balance on 1 January(g) 748 (2,970) Change during the year: Other comprehensive income for the year – (53) Repurchase of shares (1,508) (1,507) Cancellation of shares bought back(h) – 5,278 31 December (760) 748 (g) 2023 includes an adjustment of €1,500 million relating to translation differences on share capital and share premium arising from the change of presentational currency (see page 195). (h) During the year 2023, 112,746,434 treasury shares, which were acquired for a value of €5,278 million in 2021, 2022 and up to June 2023, were cancelled. During 2024, as part of a share buyback programme, Unilever PLC repurchased 27,368,909 (2023: 31,734,256) ordinary shares which are held as treasury shares. Consideration paid for the repurchase including transaction costs was €1,508 million (2023: €1,507 million) which is recorded within other reserves. PLC holds 43,550,481 (31 December 2023: 16,181,572) of its own ordinary shares. These are held as treasury shares within other reserves. Shares held in trust € million 2024 € million 2023 (re-presented) 1 January (80) (168) Change during the year: Other purchases and utilisations 31 88 31 December (49) (80) PLC holds 1,998,281 (2023: 1,361,032) of its own ordinary shares via the employee share ownership trust and PLC and its subsidiaries holds 326,473 (2023: 36,903) own ordinary shares. 9D. Retained profit € million 2024 € million 2023 (re-presented) 1 January 23,359 27,706 Profit for the year(i) 12,974 5,270 Other comprehensive income for the year 4 17 Cancellation of shares bought back(j) – (5,278) Other movements 156 (29) Dividends paid(k) (4,320) (4,327) 31 December 32,173 23,359 (i) Profit includes residual central group costs amounting to €240 million (2023: €897 million). Further information is included within Accounting information and policies. (j) During the year 2023, 112,746,434 treasury shares, which were acquired for a value of €5,278 million in 2021, 2022 and up to June 2023, were cancelled. (k) Further details are given in note 8 to the consolidated financial statements on page 159. 9E. Profit appropriation € million 2024 € million 2023 (re-presented) Profit for the year(l) 12,974 5,270 Dividends(m) (3,251) (3,244) To profit retained 9,723 2,026 (l) Profit for the year includes residual central group costs amounting to €240 million (2023: €897 million) which are disclosed as part of incurred costs in the income statement. For further details, please refer to Accounting information and policies. (m) The dividend to be paid in March 2025 (see note 15) is not included in the 2024 dividend amount. 10. Treasury risk management The Company is exposed to market risks from its use of financial instruments, the management of which is described in note 16B on pages 176 to 179 in the consolidated financial statements. Market risks Currency risk The Company's functional and presentational currency has changed from pound sterling to euro with effect from 1 January 2024, however the Company is exposed to loans and amounts due from or owed to the group companies, and bonds that are denominated in other currencies. The Company's exposure for holding monetary assets and liabilities in currencies other than its functional currency is €35 million (2023: €15 million). The Company entered into derivatives to mitigate the foreign currency risk but does not apply hedge accounting. Currency sensitivity analysis The sensitivity analysis below details the Company's sensitivity to a 10% change in the foreign currencies against the euro. These percentages represent management's assessment of the possible changes in the foreign exchange rates at the respective year-ends. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period-end for the above percentage change in foreign currency rates. A 10% strengthening of the foreign currencies against the euro would have led to approximately an additional €4 million gain in the income statement (2023: €2 million gain). A 10% weakening of the foreign currencies against the euro would have led to an equal but opposite effect. Interest rate risk The Company is exposed to interest rate risks on its interest-bearing loans and amounts due from or owed to the group companies, commercial papers and bonds issued which are swapped to floating rate. Increases in benchmark interest rates would increase the interest income and interest cost. Interest rate sensitivity analysis The sensitivity analysis below has been determined based on the exposure to interest rates at the statement of financial position date. At 31 December 2024, the Company had €362 million (2023: €346 million) of outstanding fixed-to-float interest rate swaps on which fair value hedge accounting is applied. The following changes in the interest rates represent management's assessment of the possible change in interest rates at the respective year-ends: Assuming that all variables remain constant, a 1.0 percentage point increase in floating interest rates on a full-year basis as at 31 December 2024 would have led to an additional €18 million of finance cost (2023: €100 million additional finance cost). A 1.0 percentage point decrease in floating interest rate on a full-year basis would have an equal but opposite effect. 11. Transactions with related parties A related party is a person or entity that is related to PLC. These include both people and entities that have, or are subject to, the influence or control of PLC. Information on key management personnel has been given in note 23 of the consolidated financial statements. The following related party balances existed with group companies at 31 December. € million 31 Dec 2024 € million 2023 (re-presented) Trading and other balances due from/(to) subsidiaries (1,520) (7,262) Loans due from/(to) subsidiaries (451) (1,663) Refer to notes 5, 6 and 7 for an explanation of these balances. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE COMPANY ACCOUNTS UNILEVER PLC 198 Unilever Annual Report and Accounts 2024 11. Transactions with related parties continued The following related party transactions took place during the year with subsidiaries: € million 2024 € million 2023 (re-presented) Turnover Royalties — 7 Services 75 87 Others Dividends received 13,648 6,456 Loans and related interest (401) (438) Incurred costs and royalties paid (394) (1,042) Information on guarantees given by PLC to group companies is given in note 12 of the Company Accounts. 12. Contingent liabilities and financial commitments Post the implementation of IFRS 17, there are no amounts to disclose. Please see note 8 for further details for these liabilities, commitments and guarantees. There are also certain financial commitments which are not included in the total amount of financial guarantees because they do not currently relate to existing liabilities or cannot be quantified: ■ PLC and Unilever United States, Inc. have guaranteed the standby facilities of $5,200 million and €2,600 million (2023: $5,200 million and €2,600 million) for the group companies which remain undrawn as at 31 December 2024 and 2023; ■ The joint and several liability undertakings issued by NV in accordance with Article 2:403 of the Dutch Civil Code for almost all of its Dutch group companies were withdrawn by means of filings with the Dutch Trade Register on 27 November 2020, being the last practicable date prior to the effective date of the cross-border merger between NV and PLC. With effect from the date of the cross-border merger, PLC issued a guarantee confirming PLC's liability for any residual liability (referred to in Article 2:404 (2) of the Dutch Civil Code) of NV remaining after the withdrawal of such undertakings, to the extent that such liability did not transfer in the cross-border merger; and ■ PLC has guaranteed some contingent consideration of group companies relating to past business acquisitions and financial commitments including (indemnities arising from past business disposals) as well as certain global and regional contracts. 13. Remuneration of auditors The parent company accounts of Unilever PLC are required to comply with the Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) Regulations 2008. For details of the remuneration of the auditors, please refer to note 25 of the consolidated financial statements. 14. Remuneration of Directors Information about the remuneration of Directors is given in the tables noted as audited in the Directors' Remuneration Report on pages 95 to 117. Information on key management compensation is provided in note 4A to the consolidated financial statements on page 149. 15. Post-balance sheet events Dividend On 13 February 2025, the Directors announced a dividend of £0.3775 per PLC ordinary share. Dividends will be paid out of retained profit. The dividend is payable on 28 March 2025 to shareholders registered at the close of business on 28 February 2025. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS NOTES TO THE COMPANY ACCOUNTS UNILEVER PLC Unilever Annual Report and Accounts 2024 199 AS AT 31 DECEMBER 2024 In accordance with Section 409 of the Companies Act 2006, a list of subsidiaries, partnerships, associates and joint ventures as at 31 December 2024 is set out below. All subsidiary undertakings are subsidiary undertakings of their immediate parent undertaking(s) pursuant to Section 1162 (2) (a) of the Companies Act 2006 unless otherwise indicated – see the notes on page 210. All subsidiary undertakings not included in the consolidation are not included because they are not material for such purposes. All associated undertakings are included in the Unilever Group’s financial statements using the equity method of accounting unless otherwise indicated – see the notes on page 210. See page 191 of the Annual Report and Accounts for a list of the significant subsidiaries. Companies are listed by country and under their registered office address. The aggregate percentage of capital held by the Unilever Group is shown after the subsidiary company name, except where it is 100%. If the Nominal Value field is blank, then the Share Class Note will identify the type of interest held in the entity. Subsidiary undertakings included in the consolidation Algeria – Zone Industrielle Hassi Ameur Oran 31000 Unilever Algérie SPA (72.50) DZD1,000.00 1 Argentina – Tucuman 1, piso 4, Ciudad Autónoma de Buenos Aires Arisco S.A. ARS1.00 1 Unilever De Argentina S.A. ARS1.00 1 Club de Beneficios S.A.U. ARS1.00 1 Urent S.A. ARS1.00 1 Ulands S.A. ARS1.00 1 Argentina – Martín Güemes 24 Sur, San Juan, Provincia de San Juan Helket S.A. ARS1.00 1 Argentina – Juana Manso 205, 7mo. Piso, Ciudad Autónoma de Buenos Aires Compre Ahora S.A. ARS1.00 1 Australia – 219 North Rocks Road, North Rocks NSW 2151 Ben & Jerry’s Franchising Australia Limited AUD1.00 1 Unilever Australia (Holdings) Pty Limited AUD1.00 1 Unilever Australia Group Pty Limited AUD2.7414 1 Unilever Australia Limited AUD1.00 1 Unilever Australia Trading Limited AUD1.00 1 Australia – 111-115 Chandos Street, Crows Nest, NSW 2065 Dermalogica Holdings Pty Limited AUD1.00 1 Dermalogica Pty Limited AUD2.00 1 Australia – Level 12, 60 Castlereagh Street, Sydney, NSW 2000 Paula’s Choice International Australia Pty Limited AUD0.01 1 Australia – Level 16, 68 Pitt Street, Sydney, NSW 2000 Brand Evangelists for Beauty Pty Ltd∆ (68.03) 1 Austria – Jakov-Lind-Straße 5, 1020 Wien Delico Handels GmbH EUR36,336.42 1 Unilever Austria GmbH EUR10,000,000.00 1 Bangladesh – 51 Kalurghat Heavy Industrial Area, Kalurghat, Chittagong Unilever Bangladesh Limited (60.75) BDT100.00 1 Bangladesh – Fouzderhat Industrial Area, North Kattali, Chattogram 4217 Unilever Consumer Care Limited (81.98) BDT10.00 1 Belgium – Anderlecht, Industrielaan 9, 1070 Brussels Unilever Belgium NV/SA No Par Value 1 Bolivia – Av. Blanco Galindo, Km 10.5, Cochabamba Unilever Andina Bolivia S.A. BOB100.00 1 Brazil – Avenida das Nações Unidas, n. 14.261, Ala A, 3º andar, Foco 4, Vila Gertrudes, São Paulo/SP, CEP 04794-000 Euphoria Ice Cream Comercio de Alimentos Limitada BRL1.00 5 Brazil – Rua Gomes de Carvalho, 1666, conjunto 161, 16ª andar, Bairro Vila Olimpia, São Paulo, ZIP Code 04547-006 E-UB Comércio Limitada BRL1.00 5 Brazil – Cidade de Valinhos, Estado de São Paulo, Rua Campos Salles, nº 20, Parte, Centro, ZIP Code 13271-900 Unilever Logistica Serviços Limitada BRL1.00 5 Brazil – Av. das Nações Unidas, n. 14.261, 3rd floor, Parte – Gelados SP, Wing B, Vila Gertrudes, ZIP Code 04794-000, São Paulo/SP Unilever Brasil Gelados Limitada BRL1.00 5 Brazil – Av. das Nações Unidas, n. 14.261, 3rd to 6th floors, Wing B Vila Gertrudes, ZIP Code 04794-000, São Paulo/SP Unilever Brasil Limitada BRL1.00 5 Name of Undertaking Nominal Value Share Class Note Brazil – Av. das Nações Unidas, n. 14.261, 3rd floor, Wing A, Vila Gertrudes, ZIP Code 04794-000, São Paulo/SP Unilever Brasil Industrial Limitada BRL1.00 5 Brazil – Avenida das Nações Unidas, nº 14.261, Vila Gertrudes, Andares 24º a 27º, Sala/Conjunto nº 2401B, 2501B, 2601B, e 2701B, parte, Espaço de Escritório WeWork nº 25-109, na Cidade de São Paulo, Estado de São Pa, CEP 04794-000 Mãe Terra Produtos Naturais Limitada BRL1.00 5 Brazil – Rua Tenente Pena, No. 156, Bom Retiro, CEP 01127-020, São Paulo Smart Home Comércio E Locação De Equipamentos S.A. (59.50) No Par Value 1 Brazil – São Paulo, Estado de São Paulo na Rua Demóstenes nº 1072, Bairro Campo Belo CEP 04614-010 Ole Franquia Limitada BRL1.00 1 Brazil – Rua Gomes de Carvalho, 1666, conjunto 161, 5ª andar, locker 5D Bairro Vila Olimpia, São Paulo, ZIP Code 04547-006 Compra Agora Serviços Digitais Limitada BRL1.00 5 Bulgaria – City of Sofia, Borough Mladost, 1, Business Park, Building 4, Floor 5 Unilever Bulgaria EOOD BGN1,000.00 1 Bulgaria – District Veliko Tarnovo, 5030 Debelets, Promishlena Zona Unilever Ice Cream Bulgaria EOOD BGL50.00 1 Cambodia – Morgan Tower Building, Level 15, No. 15F-8A/8B/9/10/11/12/13/14/15/16/17A, Street Sopheak Mongkul, Phum 14, Sangkat Tonle Bassac, Khan Chamkarmon, Phnom Penh Unilever (Cambodia) Limited KHR20,000.00 1 Canada – 3081, 3rd Avenue, Whitehorse, Yukon Territory, Y1A 4Z7 Dermalogica (Canada) Limited No Par Value 6 Canada – 100 King Street West, 1 First Canadian Place, Suite 1600, Toronto, ON M5X 1G5 UPD Canada Inc. No Par Value 7 Canada – 1000 rue de la Gauchetière Ouest, Bureau 2500, Montreal, H3B 0A2 4012208 Canada Inc. No Par Value 7 Canada – 160 Bloor Street East, Suite 1400, Toronto, ON M4W 3R2 Unilever Canada Inc. No Par Value 8 No Par Value 9 No Par Value 10 No Par Value 11 No Par Value 12 Canada – Lawson Lundell LLP, 925 W Georgia Street, Vancouver, BC V6C 3L2 Hourglass Cosmetics Canada Limited No Par Value 1 Chile – Avenida Las Condes 11.000, Piso 5, Comuna de Vitacura Unilever Chile Limitada 13 China – Room 1001, No. 398 Caoxi Road (N), Xuhui District, Shanghai, 200030 Blueair (Shanghai) Sales Co. Limited CNY1.00 1 China – No. 33 North Fuquan Road, Changning District, Shanghai, 200335 Unilever (China) Investing Company USD1.00 1 China – 88 Jinxiu Avenue, Hefei Economic and Technology Development Zone, Anhui, 230601 Unilever (China) Limited USD1.00 1 Unilever Services (Hefei) Co. Ltd. CNY1.00 1 China – No. 225 Jingyi Road, Tianjin Airport Economic Area, Tianjin Unilever (Tianjin) Company Limited USD1.00 1 China – 1068 Ting Wei Road, Jinshanzui Industrial Region, Jinshan District, Shanghai Unilever Foods (China) Co. Limited USD1.00 1 Name of Undertaking Nominal Value Share Class Note STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Group Companies 200 Unilever Annual Report and Accounts 2024 China – No. 166 Unilever Avenue West, Qinglong Town, Pengshan District, Meishan City, Sichuan province 620800 Unilever (Sichuan) Company Limited USD1.00 1 China – No.16 Wanyuan Road, Beijing E&T Development, Beijing 100076 Wall’s (China) Co. Limited USD1.00 1 China – Room 326, 3rd Floor, Xinmao Building, 2 South Taizhong Road, (Shanghai) Pilot Free Trade Zone Uchieve Commerce (Shanghai) Co. Ltd CNY1.00 1 China – Floor 1, Building 2, No. 33 North Fuquan Road, Changning District, Shanghai 200335 Shanghai CarverKorea Limited USD1.00 1 China – 2F, No. 10, Lane 255, Xiaotang Road, Fengxian District, Shanghai Paula’s Choice (Shanghai) Trading Co. Limited CNY1.00 1 China – Room 1436, No. 1256 and No. 1258 Wanrong Road, Jingan District, Shanghai Paula’s Choice (Shanghai) Technology Co. Limited CNY1.00 1 China – No. 88 Yanghua Road, Mingzhu Industrial Zone, Conghua District, Guangzhou City Unilever (Guangzhou) Co. Limited CNY1.00 1 China – 5th Floor, Qunjia Building Block 1, No. 366 Shengkang Road, Jiubao Street, Shangcheng District, Hangzhou City, Zhejiang Province GoUni (Hangzhou) Trading Co. Limited CNY1.00 1 China – Room 407, No. 1256, No. 1258 Wanrong Road, Jingan District, Shanghai UPD (Shanghai) Trading Co. Ltd CNY1.00 1 Colombia – Avenida Carrera 45, 108-27 Torre 3, Piso 5 y 6, Bogotá D.C. Unilever Andina Colombia Limitada COP100.00 1 Costa Rica – Provincia de Heredia, Cantón Belén, Distrito de la Asunción, de la intersección Cariari-Belén, 400 Mts. Oeste, 800 Mts. al Norte UL Costa Rica SCC S.A. CRC1.00 1 Côte d’Ivoire – 01 BP 1751 Abidjan 01, Boulevard de Vridi Unilever-Côte d’Ivoire (99.78) XOF2,650.00 1 Côte d’Ivoire – Abidjan-Marcory, Boulevard Valery Giscard d’Estaing, Immeuble Plein Ciel, Business Center, 26 BP 1377, Abidjan 26 Unilever Afrique de l’Ouest XOF10,000.00 1 Croatia – Strojarska cesta 20, 10000 Zagreb Unilever Hrvatska d.o.o. EUR1.00 1 Cuba – Zona Especial de Desarrollo Mariel, Provincia Artemisa Unilever Suchel, S.A. (60) USD1,000.00 56 Cyprus – Head Offices, 195C Old Road, Nicosia Limassol, CY-2540 Idalion Industrial Zone – Nicosia Unilever Tseriotis Cyprus Limited (84) EUR1.00 1 Czech Republic – Voctářova 2497/18, 180 00 Praha 8 Unilever ČR, spol. s.r.o. CZK210,000.00 1 Denmark – Ørestads Boulevard 73, 2300 København S Unilever Danmark A/S DKK1,000.00 1 Denmark – Petersmindevej 30, 5000 Odense C Unilever Produktion ApS DKK100.00 1 Djibouti – Haramous, BP 169 Unilever Djibouti FZCO Limited USD200.00 1 Dominican Republic – Av. Winston Churchill, Torre Acropolis, Piso 16, Santo Domingo Unilever Caribe, S.A. DOP1,000.00 1 Ecuador – Km 25, Vía a Daule, Guayaquil Unilever Andina Ecuador S.A. USD1.00 1 Egypt – 5th Floor, North Tower, Galleria 40 Business Complex, Sheikh Zayed, 6th of October City, Giza Unilever Mashreq for Manufacturing and Trading (SAE) EGP10.00 1 Unilever Egypt for Shared Consultations Services EGP10.00 1 Egypt – Public Free Zone, Alexandria Unilever Mashreq International Company (in liquidation) USD1,000.00 1 Egypt – 14 May Bridge, Sidi Gaber, Smouha, Alexandria Unilever Mashreq Trading LLC (in liquidation) EGP1000.00 1 Commercial United for Import and Export LLC (in liquidation) EGP1000.00 1 Egypt – 15 Sphinx Square, El-Mohandsin, Giza Name of Undertaking Nominal Value Share Class Note Unilever Mashreq for Import and Export LLC EGP100.00 1 El Salvador – Local 19, Nivel 19, Edificio Torre Futura, Calle El Mirador y 87 Avenida Norte, Colonia Escalón, San Salvador Unilever El Salvador, SCC S.A. de C.V. USD1.00 1 Unilever de Centro America S.A. de C.V. USD11.00 1 England and Wales – Unilever House, 100 Victoria Embankment, London EC4Y 0DY Accantia Group Holdings (unlimited company) GBP0.01 1 Alberto-Culver (Europe) Limited (in liquidation) GBP1.00 1 Alberto-Culver Group Limited (in liquidation) GBP1.00 1 Alberto-Culver UK Holdings Limited (in liquidation) GBP1.00 1 Alberto-Culver UK Products Limited (in liquidation) GBP1.00 1 GBP5.00 14 Associated Enterprises Limited° GBP1.00 1 GroNext Technologies Limited GBP1.00 1 Hourglass Cosmetics UK Limited GBP1.00 1 Margarine Union (1930) Limited° GBP1.00 1 GBP1.00 18 GBP1.00 68 GBP1.00 69 MBUK Trading Limited (in liquidation) GBP1.00 1 Mixhold Investments Limited GBP1.00 1 ND4A Limited GBP1.00 1 Toni & Guy Products Limited° GBP0.001 1 UAC International Limited GBP1.00 1 UML Limited GBP1.00 1 Unidis Forty Nine Limited (in liquidation) GBP1.00 1 Unilever AC Limited GBP1.00 1 Unilever Assam Estates Limited GBP1.00 1 Unilever Company for Industrial Development Limited (in liquidation) GBP1.00 1 Unilever Company for Regional Marketing and Research Limited (in liquidation) GBP1.00 1 Unilever Corporate Holdings Limited° GBP1.00 1 Unilever Employee Benefit Trustees Limited GBP1.00 1 Unilever Group Limited° GBP0.25 1 Unilever South India Estates Limited° GBP1.00 1 GBP1.00 15 Unilever S.K. Holdings Limited GBP1.43 1 Unilever Overseas Holdings Limited° GBP1.00 1 Unilever U.K. Central Resources Limited GBP1.00 1 Unilever U.K. Holdings Limited° GBP1.00 1 Unilever UK & CN Holdings Limited GBP1.00 2 GBP1.00 3 GBP10.00 24 Unilever UK Group Limited GBP1.00 2 Unilever US Investments Limited° GBP1.00 1 United Holdings Limited° GBP1.00 1 England and Wales – c/o BDO LLP, 5 Temple Square, Temple Street, Liverpool L2 5RH Unilever Australia Investments Limited (in liquidation) GBP1.00 1 Unilever Australia Partnership Limited (in liquidation) GBP1.00 1 Unilever Innovations Limited (in liquidation) GBP0.10 1 England and Wales – The Manser Building, Thorncroft Manor, Thorncroft Drive, Dorking Road, Leatherhead, Surrey KT22 8JB Dermalogica (UK) Limited GBP1.00 1 England and Wales – Oceana House 39-49 Commercial Road, First Floor, Southampton, Hampshire, SO15 1GA Aquis Haircare UK Ltd GBP1.00 1 England and Wales – c/o TMF Group, 13th Floor, 1 Angel Court, London EC2R 7HJ Twenty Nine Capital Partners Limited Partnership∞ (80) 4 Name of Undertaking Nominal Value Share Class Note STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GROUP COMPANIES Unilever Annual Report and Accounts 2024 201

Unilever Ventures III Limited Partnership∞ (86.25) 4 Unilever Ventures Limited GBP1.00 1 Twenty Nine Capital Partners (General Partner) Limited GBP1.00 1 Unilever Ventures General Partner Limited GBP1.00 1 England and Wales – Union House, 182-194 Union Street, London SE1 0LH REN Limited GBP0.01 1 GBP0.0032 19 GBP0.0042 126 Murad Europe Limited GBP1.00 1 England and Wales – Lever House, 3 St James Road, Kingston Upon Thames, Surrey KT1 2BA Alberto-Culver Company (U.K.) Limited GBP1.00 1 CPC (UK) Pension Trust Limited (in liquidation) 16 Nature Delivered Limited GBP0.001 1 GBP0.001 79 GBP0.001 84 Marshfield Bakery Limited (in liquidation) GBP0.01 1 Unilever Pension Trust Limited GBP1.00 1 Unilever UK Limited GBP1.00 1 Unilever UK Pension Fund Trustees Limited GBP1.00 1 Unilever Superannuation Trustees Limited GBP1.00 1 USF Nominees Limited GBP1.00 1 England and Wales – 1 More Place, London SE1 2AF Accantia Health and Beauty Limited (in liquidation) GBP0.25 1 England and Wales – Port Sunlight, Wirral, Merseyside CH62 4ZD Unilever Global IP Limited° GBP1.00 1 England and Wales – Suite 1, 7th Floor, 50 Broadway, London SW1H 0BL Paula’s Choice UK Limited (in liquidation) GBP1.00 1 England and Wales – 3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT Brand Evangelists for Beauty Limited∆ (80.30) GBP1.00 2 (100) GBP1.00 85 (66.47) GBP1.00 128 (82.92) GBP1.00 129 Estonia – Harju maakond, Tallinn, Haabersti linnaosa, Paldiski mnt 96, 13522 Unilever Eesti Aktsiaselts EUR6.30 1 Ethiopia – Bole Sub City, Kebele 03/05, Lidiya Building, Addis Ababa Unilever Manufacturing PLC ETB1,000.00 1 Finland – Post Box 254, 00101 Helsinki Unilever Finland Oy EUR16.82 1 Unilever Ingman Production Oy EUR1000.00 1 France – 20, rue des Deux Gares, 92500, Rueil-Malmaison Bestfoods France Industries S.A.S. (99.99) No Par Value 1 Cogesal-Miko S.A.S. (99.99) No Par Value 1 Fralib Sourcing Unit S.A.S. (99.99) No Par Value 1 Saphir S.A.S. (99.99) EUR1.00 1 U-Labs S.A.S. (99.99) No Par Value 1 Unilever France S.A.S. (99.99) No Par Value 1 Unilever France Holdings S.A.S. (99.99) EUR1.00 1 Unilever France HPC Industries S.A.S. (99.99) EUR1.00 1 Unilever Retail Operations France (99.99) No Par Value 1 France – ZI de la Norge – Chevigny Saint-Sauveur, 21800 Quetigny Amora Maille Societe Industrielle S.A.S. (99.99) No Par Value 1 France – 42, rue Jean de La Fontaine, Paris, 75016 Laboratoire Garancia EUR62.50 1 UPD EU EUR1.00 1 Germany – Wiesenstraße 21. 40549 Düsseldorf Dermalogica GmbH EUR25,000.00 1 Germany – Spitaler Straße 16, 20095 Hamburg ProCepta Service GmbH EUR28,348.00 1 Germany – Neue Burg 1, 20457 Hamburg Name of Undertaking Nominal Value Share Class Note DU Gesellschaft für Arbeitnehmerüberlassung mbH (99.99) DEM50,000.00 1 Unilever Deutschland GmbH EUR90,000,000.00 1 EUR2,000,000.00 1 EUR1,000,000.00 1 EUR 100.000,00 1 Unilever Deutschland Holding GmbH EUR39,000.00 1 EUR18,000.00 1 EUR14,300.00 1 EUR5,200.00 1 EUR6,500.00 1 Unilever Deutschland Produktions GmbH & Co. OHG 4 Germany – Alt-Moabit 2, c/o Mazars Advisors GmbH & Co. KG, 10557 Berlin T2 Germany GmbH (in liquidation) EUR25,000.00 1 Germany – Langnesestraße 1, 64646 Heppenheim Maizena Grundstücksverwaltung Gesellschaft mit beschränkter Haftung & Co. offene Handelsgesellschaft 4 Rizofoor Gesellschaft mit beschränkter Haftung EUR15,350.00 1 EUR138,150.00 1 Schafft GmbH EUR63,920.00 1 EUR100,000.00 1 Germany – Wiesenstrasse. 21, D-40549 Düsseldorf Murad GmbH EUR1.00 1 Ren GmbH EUR1.00 1 Germany – Zehdenicker Str. 110119 Berlin Paula’s Choice Germany GmbH  4 Ghana – Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema, PO Box 721, Tema Unilever Ghana PLC (74.50) GHC0.0192 1 Greece – Kymis Ave & 10, Seneka Str. GR-145 64 Kifissia Elais Unilever Hellas SA EUR10.00 1 Unilever Knorr SA EUR10.00 1 Unilever Logistics SA EUR10.00 1 Guatemala – 24 Avenida 35-87 Calzada Atanasio Tzul, Zona 12 Unilever de Centroamerica S.A. GT60.00 1 Haiti – 115, Rue Panamericaine, Estabissement Número 1, Petion Ville Les Condiments Alimentaires, S.A. (61) (in liquidation) HTG1000.00 1 Honduras – Anillo Periférico 600 metros después de la colonia, Residencial, Las Uvas contigua acceso de residencial Roble Oeste, Tegucigalpa M.D.C. Unilever de Centroamerica S.A. HNL10.00 1 Hong Kong – Suite 1106-8, 11/F, Tai Yau Building, 181 Johnston Road, Wanchai Blueair Asia Limited HKD0.10 1 Hong Kong – 6 Dai Fu Street, Tai Po Industrial Estate Unilever Hong Kong Limited HKD0.10 1 Hong Kong – Room 66, Unit 1111, 11/F, Silvercord Tower 2, 30 Canton Road, Tsim Sha Tsui, Kowloon Hourglass Cosmetics Hong Kong Limited HKD1.00 1 Hong Kong – Room 1808, 18/F, Tower II Admiralty Centre, 18 Harcourt Road, Admiralty Hong Kong CarverKorea Limited HKD1.00 7 Hong Kong – 14th Floor, One Taikoo Place, 979 King’s Road, Quarry Bay UPD Hong Kong Limited HKD100.00 1 Hong Kong – 14/F, One Taikoo Place, 979 King’s Road, Quarry Bay Go-Uni Limited (67) USD1.00 1 Hong Kong – Unit B, 17/F, United Centre, 95 Queensway, Admiralty Paula’s Choice Hong Kong Limited HKD1.00 1 Paula’s Choice Hong Kong Distributor Services Ltd HKD1.00 1 Hungary – 1138-Budapest, Váci út 121-127 Unilever Magyarország Kft HUF1.00 1 India – Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400099 Daverashola Estates Private Limited (61.90) INR10.00 1 Hindlever Trust Limited (61.90) INR10.00 1 Name of Undertaking Nominal Value Share Class Note STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GROUP COMPANIES 202 Unilever Annual Report and Accounts 2024 Hindustan Unilever Limited° (61.90) INR1.00 1 Lakme Lever Private Limited (61.90) INR10.00 1 Levers Associated Trust Limited (61.90) INR10.00 1 Levindra Trust Limited (61.90) INR10.00 1 Unilever India Limited (61.90) INR1.00 1 Unilever India Exports Limited (61.90) INR10.00 1 Unilever Industries Private Limited° INR10.00 1 Unilever Ventures India Advisory Private Limited INR1.00 75 India – S-327, Greater Kailash – II, New Delhi – 110048, Delhi Blueair India Private Limited (in liquidation) INR10. 00 1 India – c/o Vaish Associates, 106, Peninsula Centre, Dr S.S. Rao Road, Parel, Mumbai, Maharashtra, 400012 Jech India Private Limited (in liquidation) INR10. 00 1 Indonesia – Grha Unilever, Green Office Park Kav 3, Jalan BSD Boulevard Barat, BSD City, Tangerang, 15345 PT Unilever Indonesia Tbk (84.99) IDR2.00 1 PT Unilever Enterprises Indonesia (99.99) IDR1,000.00 1 PT Unilever Trading Indonesia IDR1,003,875.00 1 Indonesia – Gedung Pasaraya Blok M, Gedung B, Lantai 6 dan 7, Jalan Iskandarsyah II No. 2, DKI Jakarta PT Gerai Cepat Untung (88.19) IDR100,000.00 1 Indonesia – KEK Sei Mangkei, Nagori Sei Mangkei, Kecamatan Bosar Maligas, Kabupaten Simalungun 21183, Sumatera Utara PT Unilever Oleochemical Indonesia IDR1,000,000.00 1 Iran – No. 23, Corner of 33rd Street, Zagros Street, Argentina Square, Tehran Unilever Iran (Private Joint Stock Company) (99.99) IRR1,000,000.00 1 Ireland – 20 Riverwalk, National Digital Park, Citywest Business Campus, Dublin 24 Lipton Soft Drinks (Ireland) Limited EUR1.26 1 Unilever Ireland (Holdings) Limited EUR1.26 1 Unilever Ireland Limited EUR1.26 1 Isle of Man – Bridge Chambers, West Quay, Ramsey, Isle of Man, IM8 1DL Rational International Enterprises Limited USD1.00 1 Israel – 3 Gilboa Street, Airport City, Ben Gurion Airport Beigel & Beigel Mazon (1985) Limited ILS1.00 1 Israel – 52 Julius Simon Street, Haifa, 3296279 Bestfoods TAMI Holdings Ltd ILS0.001 1 Israel Vegetable Oil Company Ltd ILS0.0001 1 Unilever Israel Foods Ltd ILS0.10 35 ILS0.10 79 ILS0.10 17 ILS0.0002 25 Unilever Israel Home and Personal Care Limited ILS1.00 1 Unilever Israel Marketing Ltd ILS0.0001 1 Unilever Shefa Israel Ltd ILS1.00 1 Israel – Haharoshet 1, PO Box 2288, Akko, 2451704 Glidat Strauss Limited ILS1.00 30 ILS1.00 1 ILS1.00 31 Italy – Piazza Paleocapa 1/D, 10100, Torino Gromart S.R.L. EUR1,815,800.00 1 Italy – Viale Sarca 235, 20126 Milan Unilever Italia Administrative Services S.R.L. EUR70,000.00 1 Italy – Via Paolo di Dono n. 3/A 00142 Roma Unilever Italia Logistics S.R.L. EUR600,000.00 1 Unilever Italia Manufacturing S.R.L. EUR10,000,000.00 1 Unilever Italia Mkt Operations S.R.L. EUR25,000,000.00 1 Unilever Italy Holdings S.R.L. EUR1,000.00 1 Italy – Via Plava, 74 10135 Torino Equilibra S.R.L. (75) EUR1.00 1 Armores Srl (75) EUR1.00 1 Syrio Srl (75) EUR1.00 1 Italy – Business Center Monte Napoleone, Via Monte Napoleone 8, 20121 – Milano Name of Undertaking Nominal Value Share Class Note UPD Italia S.r.l. EUR10,000.00 1 Japan – 2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578 Unilever Japan Customer Marketing K.K. JPY100,000,001.00 1 Unilever Japan Holdings G.K. JPY10,000,000.00 1 Unilever Japan K.K. JPY100,000,001.00 1 Unilever Japan Service K.K. JPY50,000,000.00 1 Rafra Japan K.K. JPY20,000,000.00 7 Japan – Marunouchi Trust Tower - Main 20F, 1-8-3 Marunouchi Chiyoda-ku Tokyo 100-0005 UPD Japan K.K. JPY109,850.00 1 Jersey – 13 Castle Street, St Helier, Jersey, JE4 5UT Unilever Chile Investments Limited GBP1.00 1 Jordan – Ground Floor, Office No. 1, GH24 Building, Business Park, Development Zone, Amman Unilever Jordan for Marketing Services JOD1000.00 1 Kazakhstan – Abylai Khan Avenue, 53, Abylai Khan Building, 6th Floor, Almaty Unilever Kazakhstan LLP 4 Kenya – Commercial Street, Industrial Area, PO Box 30062-00100, Nairobi Unilever Kenya Limited° KES20.00 1 Korea – 443 Taeheran-ro, Samsung-dong, Kangnam-gu, Seoul Unilever Korea Co., Ltd KRW10,000.00 1 Korea – 81, Tojeong 31-gil, Mapo-gu, Seoul CARVERKOREA Co., Limited (97.47) KRW500.00 7 Korea – #1-313 #1-314, 48, Achasan-ro 17-gil, Seongdong-gu, Seoul Paula’s Choice Korea, Limited KRW500,000,000.0 0 1 Kuwait – AlQibla - Land No.14, Abu Bakir Alssiddiq Street, Mohamed Abdulrahman AlBahar building – Floor #9 – Unit 4 AlBahar United For Wholesale and Retail Trading Company LLCX (30) KWD0.10 1 Laos – Viengvang Tower, 4th Floor, Room no. 402A, Boulichan Road, Dongpalan Thong Village, Sisattanak District, Vientiane Capital Unilever Services (Lao) Sole Co. Limited LAK80,000.00 1 Latvia – Kronvalda bulvāris 3-10, Rīga, LV-1010 Unilever Baltic LLC EUR1.00 1 Lebanon – Sin El Fil, Dolphin Building, 3rd Floor, Beirut Unilever Levant s.a.r.l. LBP1,000,000.00 1 Lithuania – Skuodo St. 28, Mazeikiai, LT-89100 UAB Unilever Lietuva distribucija EUR3,620.25 1 UAB Unilever Lietuva ledu gamyba EUR3,620.25 1 Malawi – Room 33, Gateway Mall, Area 47, Lilongwe Malawi Unilever South East Africa (Private) Limited (in liquidation) MWK2.00 1 Malaysia – Suite 2-1, Level 2, Vertical Corporate Tower B, Avenue 10, The Vertical, Bangsar South City, No. 8, Jalan Kerinchi, 59200 Kuala Lumpur, Wilayah Persekutuan Paula's Choice Malaysia SEA Sdn. Bhd. No Par Value 1 Unilever (Malaysia) Holdings Sdn. Bhd. No Par Value 1 Unilever (Malaysia) Services Sdn. Bhd. No Par Value 1 Mexico – Av. Tepalcapa No. 2, Col. Rancho Santo Domingo, C.P. 54900 Tultitlán, Estado de México Unilever de Mexico S. de R.L. de C.V. 4 Unilever Holding Mexico S. de R.L. de C.V. 4 Unilever Manufacturera S. de R.L. de C.V. 4 Unilever Real Estate Mexico S. de R.L. de C.V. 4 Unilever NA Sourcing West S. de R.L. de C.V. 4 Morocco – 65, Main Street Finance District, Casablanca Finance City, Place Anfa Ouest Et Palmeraie, Immeuble Walili Street, 10ème Étage - Hay-Hassani (AR) Unilever Maghreb S.A. MAD100.00 1 Mozambique – Avenida 24 de Julho, Edifício 24, nº 1097, 4º andar, Maputo Unilever Mocambique Limitada (in liquidation) USD0.01 1 Myanmar – Plot No (40,41,47), Min Thate Hti Kyaw Swar Road, 39 Ward, Shwe Pyi Thar Industrial Zone (2), Shwe Pyi Thar Township, Yangon Region, 11411 Unilever (Myanmar) Limited MMK11,129,679,6 00.00 1 Unilever (Myanmar) Services Limited USD2,000,000.00 1 Name of Undertaking Nominal Value Share Class Note STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GROUP COMPANIES Unilever Annual Report and Accounts 2024 203 Myanmar – Lot No. 31, Bamaw Ahtwin Wun Street, Hlaing Thar Yar Industrial Zone 3, Hlaing Thar Yar Township, Yangon, 11401 Unilever EAC Myanmar Company Limited (60) MMK500,000,000, 000. 00 1 Nepal – Hetauda-3, Basamadi Makawnapur Unilever Nepal Limited (49.52) NPR100.00 1 Netherlands – Weena 455, 3013 AL Rotterdam Alberto-Culver Netherlands B.V. (in liquidation) EUR1.00 2 EUR1.00 3 Argentina Investments B.V. EUR454.00 1 BFO Holdings B.V. EUR1.00 1 Brazinvest B.V. EUR1.00 1 Chico-invest B.V. EUR455.00 1 Doma B.V. NLG1,000.00 1 Handelmaatschappij Noorda B.V. NLG1,000.00 1 Hourglass Cosmetics Europe B.V. EUR1.00 1 Unilever Foods & Refreshments Global B.V. EUR453.78 1 Itaho B.V. EUR1.00 1 Lipoma B.V. NLG1,000.00 1 Marga B.V. EUR1.00 1 Mavibel (Maatschappij voor Internationale Beleggingen) B.V. EUR1.00 1 Mexinvest B.V. EUR1.00 1 Mixhold B.V.° EUR1.00 2 EUR1.00 3 EUR1.00 26 N.V. Elma (in liquidation) NLG1,000.00 1 NLG1,000.00 27 New Asia B.V. EUR1.00 1 Nommexar B.V. EUR1.00 1 Ortiz Finance B.V. NLG100.00 1 Pabulum B.V. NLG1,000.00 1 Rizofoor B.V. NLG1,000.00 1 Rolf von den Baumen’s Vetsmelterij B.V. EUR454.00 1 Rolon B.V. NLG1,000.00 1 Saponia B.V. NLG1,000.00 1 ThaiB1 B.V. NLG1,000.00 1 ThaiB2 B.V. NLG1,000.00 1 Unilever Administration Centre B.V. (in liquidation) EUR1.00 1 Unilever Alser B.V. EUR1.00 1 Unilever Berran B.V. EUR1.00 1 Unilever Canada Investments B.V. EUR1.00 1 Unilever Caribbean Holdings B.V. EUR1,800.00 1 Unilever Employment Services B.V. (in liquidation) EUR1,000.00 1 Unilever Europe B.V. EUR1.00 1 Unilever Europe Business Center B.V. EUR454.00 1 EUR454.00 14 Unilever Finance International B.V. EUR1.00 1 Unilever Finance Netherlands B.V.o EUR1.00 1 FoodServiceHub B.V. EUR1.00 1 Unilever Global Services B.V. EUR1.00 1 Unilever Holdings B.V. EUR454.00 1 Unilever IP Holdings B.V. EUR1.00 1 Unilever Indonesia Holding B.V. EUR1.00 1 Unilever Insurances N.V. EUR454.00 1 Unilever International Holdings B.V.° EUR1.00 1 Unilever Netherlands Retail Operations B.V. EUR1.00 1 Unilever Nederland Holdings B.V. EUR454.00 1 Unilever Nederland Services B.V. EUR460.00 1 Unilever PL Netherlands B.V. EUR1.00 1 Unilever Turkey Holdings B.V. EUR1.00 1 Unilever US Investments B.V.° EUR1.00 1 Name of Undertaking Nominal Value Share Class Note Unilever Ventures Holdings B.V. EUR453.79 1 Univest Company B.V. EUR1.00 1 UNUS Holding B.V. EUR0.10 2 EUR0.10 3 Non-voting† Verenigde Zeepfabrieken B.V. NLG1,000.00 1 Wemado B.V. NLG1,000.00 1 The Magnum Ice Cream Company HoldCo Netherlands B.V. EUR1.00 1 The Magnum Ice Cream Company NewCo Netherlands B.V. EUR1.00 1 The Magnum Ice Cream Company HoldCo 3 Netherlands B.V. EUR1.00 1 Netherlands – Hofplein 19, 3032 AC Rotterdam Unilever Nederland B.V. EUR454.00 1 Netherlands – Valkweg 2, 7447JL Hellendoorn Ben en Jerry’s Hellendoorn B.V. EUR453.78 1 Netherlands – Markhek 5, 4824 AV Breda De Korte Weg B.V. EUR1.00 1 EUR1.00 26 Non-voting† Netherlands – Bronland 14, 6708 WH Wageningen Unilever Innovation Centre Wageningen B.V. EUR460.00 1 Netherlands – Grote Koppel 7, 3813 AA Amersfoort Paula’s Choice Europe B.V. EUR1.00 1 Netherlands – Unilever House, 100 Victoria Embankment, London EC4Y 0DY (Registered Seat: Rotterdam) Unilever Overseas Holdings B.V. NLG1,000.00 1 New Zealand – Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023 Ben & Jerry’s Franchising New Zealand Limited No Par Value 1 Unilever New Zealand Limited NZD2.00 1 Nicaragua – Km 11.5, Carretera Vieja a León, 800 Mts Norte, 100 Mts Este, 300 Mts Norte, Managua Unilever de Centroamerica S.A. NIC50.00 1 Niger – BP 10272 Niamey Unilever Niger S.A. (in liquidation) XOF10,000.00 1 Nigeria – 1 Billings Way, Oregun, Ikeja, Lagos Unilever Nigeria Plc (76.41) NGN0.50 1 West Africa Popular Foods Nigeria Limited (51) NGN1.00 1 Norway – Martin Linges vei 25, Postbox 1, 1331 Fornebu Unilever Norge AS NOK100.00 1 Pakistan – Avari Plaza, Fatima Jinnah Road, Karachi, 75530 Unilever Pakistan Foods Limited (76.57) PKR10.00 1 Unilever Pakistan Limited (99.29) PKR50.00 1 (71.78) PKR100.00 1 Palestine – Ersal St., Awad Center, PO Box 3801, Al-Beireh, Ramallah Unilever Market Development Company (in liquidation) JOD1.00 1 Palestine – Jamil Center, Al-Beireh, Ramallah Unilever Agencies Limited (99) (in liquidation) JOD1.00 1 Panama – PH Dream Plaza, Piso 10 y, Provincia de Panamá, Corregimiento de Parque Lefevre, Costa del Este Unilever Regional Services Panama S.A. (in liquidation) USD1.00 1 Panama – Santa María Business District, Torre Argos, Piso 6, Distrito de Juan Diaz, Provincia de Panamá Unilever de Centroamerica S.A. No Par Value 1 Paraguay – Roque Centurión Miranda No. 1635, casi Avenida San Martin, Edificio Aymac II, Asunción Unilever de Paraguay S.A. PYG1,000,000.00 1 Peru – Av. Paseo de la Republica, 5895 OF. 402, Miraflores, Lima 18 Unilever Andina Perú S.A. PEN1.00 1 Philippines – Linares Road, Gateway Business Park, General Trias, Cavite Metrolab Industries, Inc. PHP1.00 7 PHP10.00 22 Name of Undertaking Nominal Value Share Class Note STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GROUP COMPANIES 204 Unilever Annual Report and Accounts 2024 Philippines – 7th Floor, Bonifacio Stopover Corporate Center, 31st Street corner 2nd Avenue, Bonifacio Global City, Taguig City Unilever Global Services, Inc. PHP10.00 7 Unilever Philippines, Inc. PHP50.00 7 Philippines – 11th Avenue, Corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City, Manila Universal Philippines Body Care, Inc. PHP100.00 7 Philippines – Manggahan Light Industrial Park, A. Rodriguez Avenue, Bo. Manggahan, Pasig City Unilever RFM Ice Cream, Inc. (50) PHP1.00 29 PHP1.00 103 Philippines – Four/Neo, 12th Floor, Fourth Avenue, Bonifacio Global City, Barangay Fort Bonifacio, Taguig 1634, Metro Manila Gronext Technologies Phils., Inc. PHP1.00 7 Poland – Jerozolimskie 134, 02-305, Warszawa Unilever Polska Sp. z o.o. PLN50.00 1 Unilever Poland Services Sp. z o.o. PLN50.00 1 Unilever Polska S.A. PLN10.00 1 Puerto Rico – Professional Services Park 997, San Roberto St., Suite 7, San Juan Unilever de Puerto Rico, Inc.° USD100.00 1 Qatar – Almana & Partners WLL Building, Area No. 43, Al Mamoura, PO Box 49 Unilever Qatar LLC QAR1,000.00 1 Romania – Ploiesti, 291 Republicii Avenue, Prahova County Unilever Romania S.A. (99.93) ROL0.10 1 Unilever South Central Europe S.A. ROL260.50 1 Romania – 121 Cernăuţi Street, Suceava 720089 Betty Ice SRL RON10.00 1 Romania – Bvd. Republicii 291, Camera 15, Corp C6 Betty Ice Distributie SRL RON10.00 1 Romania – Bucuresti, Sector 2, Barbu Vacarescu 301-311, Cladirea AFI Lakeview, Biroul , E-8-A11 Good People SA (75) (in liquidation) RON10.00 1 Saudi Arabia – PO Box 5694, Jeddah 21432 Binzagr Unilever LimitedX (49) SAR1,000.00 1 Scotland – c/o Brodies LLP, Capital Square, 58 Morrison Street, Edinburgh EH3 8BP Twenty Nine Capital Partners (SLP) Limited Partnership∞ 4 Unilever Ventures (SLP) General Partner Limited GBP1.00 1 Unilever Ventures III (SLP) Limited Partnership∞ (14.098) 4 Twenty Nine Capital Partners (SLP) V Limited Partnership∞ 4 Serbia – Belgrade, Serbia, Omladinskih brigada 90b – Novi Beograd Unilever Beograd d.o.o. 13 Singapore – 18 Nepal Park, 139407 Unilever Asia Private Limited SGD1.00 1 Unilever Singapore Pte. Limited No Par Value 1 UPD Singapore Pte. Ltd. SGD1.00 1 Gronext Technologies Pte. Ltd. No Par Value 1 Singapore – 1 Maritime Square, #09-34/35, Harbourfront Centre, 099253 Paula’s Choice Singapore, SEA Pte. Ltd. SGD1.00 1 Slovakia – Karadzicova 10, 821 08 Bratislava Unilever Slovensko, spol. s. r.o. EUR1.00 1 South Africa – 15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office Estate, La Lucia, 4051 Unilever Market Development (Pty) Limited ZAR1.00 1 Unilever South Africa (Pty) Limited ZAR2.00 1 Unilever South Africa Holdings (Pty) Limited ZAR1.00 1 ZAR1.00 2 ZAR1.00 3 Aconcagua 14 Investments (RF) (Pty) Limited ZAR1.00 1 South Africa – Oakhurst Office Park, 11-13 St Andrews Road, Parktown, Johannesburg 2193  UPD South Africa (Pty) Limited (60) No Par Value 1 Spain – C/ Tecnología 19, 08840 Viladecans Name of Undertaking Nominal Value Share Class Note Unilever España S.A. EUR48.00 1 Spain – C/ Felipe del Río, 14 – 48940 Leioa Unilever Foods Industrial España, S.L.U. EUR600.00 1 Sri Lanka – 258 M Vincent Perera Mawatha, Colombo 14 Unilever Merchandising Private Limited LKR100.00 1 Ceytea (Private) Limited LKR10.00 1 Lever Brothers (Exports and Marketing) (Private) Limited° LKR2.00 1 Premium Exports Ceylon (Private) Limited LKR10.00 1 Unilever Ceylon Services (Private) Limited LKR10.00 1 Unilever Lanka Consumer Limited LKR10.00 1 Unilever Sri Lanka Limited° LKR10.00 1 Sudan – Property No. 125, Block 2, Industrial Area, Kafori District, Bahri, Kafori Unilever Sudanese Investment Company SDG10,000.00 1 Sweden – Box 1056, Svetsarvägen 15, 171 22, Solna, Stockholm Alberto Culver AB SEK100.00 1 Unilever Holding AB SEK100.00 1 Unilever Produktion AB SEK50.00 1 Unilever Sverige AB SEK100.00 1 The Magnum Ice Cream Company Sweden AB SEK1.00 1 Sweden – Karlavagen 104, 115 26 Stockholm Blueair AB SEK100.00 2 Switzerland – Bahnhofstrasse 19, CH 8240 Thayngen Knorr-Nährmittel Aktiengesellschaft CHF1,000.00 1 Unilever Schweiz GmbH CHF100,000.00 1 Switzerland – Spitalstrasse 5, 8200 Schaffhausen Helmsman Capital AG CHF1,000.00 1 Unilever ASCC AG USD1,190.3345 1 Unilever Finance International AG EUR1,077.4701 1 Unilever Business and Marketing Support AG CHF1,000.00 1 Unilever Overseas Holdings AG EUR1,077.4701 1 Unilever Schaffhausen Service AG CHF1,000.00 1 Unilever Swiss Holdings AG CHF1,000.00 1 Unilever Supply Chain Company AG CHF1,000.00 1 Switzerland – Hinterbergstr. 30, CH-6312 Steinhausen Oswald Nahrungsmittel GmbH CHF800,000.00 1 Taiwan – 15F, No. 39, Sec. 2, Dunhua S. Road, Da’an District, Taipei City Unilever Taiwan Limited (99.92) TWD10.00 1 Taiwan – RM 1, 8 F, No. 186, Sec. 1, Zhangmei Rd, Changhua City, Changhua County 50062, Taiwan (R.O.C.) Paula's Choice Taiwan Co., Limited TWD27.00 1 Tanzania – Plot No. 4A, Nyerere Road, Dar Es Salaam, PO Box 40383 Unilever Tanzania Limited TZS20.00 1 Thailand – 161 Rama 9 Road, Huay Kwang Sub-District, Huay Kwang District, Bangkok 10310 Unilever Thai Holdings Limited THB100.00 1 Unilever Thai Trading Limited THB100.00 1 Thailand – 989 Siam Piwat Tower, Level 12A, Area No. B1-B2, Office No. 1225, Rama 1 Road, Pathum Wan Sub-District, Pathum Wan District, Bangkok UPD (Thailand) Limited THB100.00 1 Thailand – 21/39 Soi Ladpraw 15, Chom Phon, Chatuchak, Bangkok, 10900 Gronext Technologies (Thailand) Limited THB100.00 1 Trinidad & Tobago – Albion Plaza, 3rd Floor, 22-24 Victoria Avenue, Port of Spain Unilever Caribbean Limited (50.01) TTD1.00 1 Tunisia – Z.I. Voie Z4-2014, Mégrine Erriadh – Tunis Unilever Tunisia S.A. (99.78) TND6.00 1 Unilever Maghreb Export S.A. (99.76) TND5.00 1 Tunisia – Z.I. Voie Z4, Megrine Riadh, Tunis, 2014 UTIC Distribution S.A. (99.78) TND10.00 1 Turkey – İnkılap Mahallesi, Dr. Adnan Büyükdeniz Cad, No: 13, Ümraniye İstanbul Unilever Gida Sanayi ve Ticaret AŞo (99.98) TRY0.01 1 Unilever Sanayi Ve Ticaret Türk AŞo (99.98) TRY0.01 1 Name of Undertaking Nominal Value Share Class Note STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GROUP COMPANIES Unilever Annual Report and Accounts 2024 205

Besan Besin Sanayi ve Ticaret AŞ (99.99) TRY0.01 1 Unilever Hizli Tuketim Urunleri Satis Pazarlama ve Ticaret Anonim Sirketi (99.99) TRY1.00 1 Uganda – DFCU Towers, 5th Floor, Plot 26 Kyadondo Road, Industrial Area, PO Box 3515, Kampala Unilever Uganda Limited UGX20.00 1 Ukraine – 03150, Velyka Vasylkyvska 139 Unilever Ukraine LLC UAH1.00 1 United Arab Emirates – PO Box 17053, Jebel Ali, Dubai Severn Gulf FZCOX (50) AED100,000.00 1 Unilever Gulf FZE AED1,000,000.00 1 United Arab Emirates – Office No. 901, owned by Easa Saleh AlGurg LLC, Deira, Riqqa AlBateeen Unilever Binzagr Gulf General Trading LLCX (50) AED1,000.00 1 Unilever General Trading LLC AED1,000.00 1 United Arab Emirates – Warehouse No. 1.2, Dubai Industrial Park – Seeh Shwaib 2 Unilever Home & Personal Care Products Manufacturing LLCX (49) AED1,000.00 1 United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201 Alberto-Culver Company No Par Value 1 Alberto-Culver International, Inc. USD1.00 1 Alberto-Culver USA, Inc. No Par Value 1 BC Cadence Holdings, Inc. USD0.01 7 Ben & Jerry’s Gift Card, LLC 13 Ben & Jerry’s Franchising, Inc. USD1.00 7 Ben & Jerry’s Homemade, Inc. USD1.00 7 Conopco, Inc. USD1.00 7 Kate Somerville Holdings, LLC 13 Kate Somerville Skincare LLC 13 Kensington & Sons, LLC No Par Value 13 Living Proof, Inc. USD0.01 7 Pantresse, Inc. USD120.00 7 REN USA Inc. No Par Value 7 Skin Health Experts, LLC 13 St. Ives Laboratories, Inc. USD0.01 1 The Laundress, LLC 13 Unilever Bestfoods (Holdings) LLC 13 Unilever Capital Corporation USD1.00 1 Unilever North America Supply Chain Company, LLC 13 Unilever United States, Inc. USD0.3333 7 USD73.50 22 Unilever Ventures Advisory LLC 13 US Health & Wellbeing LLC No Par Value 13 Yasso, Inc. USD0.01 7 Yasso Holdings, Inc.  USD0.01 7 United States – 1535 Beachey Pl Carson, CA 90746 Dermalogica, LLC 13 United States – 2121 Park Place, First Floor El Segundo, CA 90245 Murad LLC 13 United States – 125 S Clark, Suite 2000, Chicago, IL 60603 Blueair Inc. No Par Value 1 United States – 2816 S. Kilbourne Avenue, Chicago, IL 60624 Unilever Illinois Manufacturing, LLC 13 United States – 2900 W. Truman Boulevard, Jefferson City, MO 65109 Unilever Manufacturing (US), Inc. No Par Value 7 United States – 40 Merritt Boulevard, Trumbull, CT 06611 Unilever Trumbull Holdings, Inc. USD1.00 7 Unilever Trumbull Research Services, Inc. USD1.00 1 USD1.00 34 United States – 60 Lake Street, Suite 3N, Burlington, VT 05401 Seventh Generation, Inc. USD0.001 7 United States – 605 5th Ave S, Ste 800, Seattle, WA 98104-388 Name of Undertaking Nominal Value Share Class Note Paula’s Choice, Inc. USD0.001 7 USD0.001 22 United States – 705 5th Avenue South, Suite 200, Seattle, WA 98104 Paula’s Choice, LLC 13 United States – c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801, New Castle County Cocotier, Inc. USD0.001 7 Nature Delivered Inc. USD0.01 7 Nirvana Holdco LLC (80) 7 Nirvana Intermediate LLC (80) 7 Nutraceutical Wellness, Inc. (80) USD0.001 7 The Uncovery, LLC 13 Aquis, LLC 13 Heat Enterprise Holdings Inc USD0.00001 23 K18, Inc. USD0.00001 23 Biomimetek, Inc. USD0.00001 23 United States – 1501 Lincoln Blvd, #1064 Venice, CA 90291 Kingdom Animalia, LLC 13 United States – 11 Ranick Drive South, Amityville, NY 11701 Sundial Brands, LLC 13 Madam C.J. Walker Enterprises, LLC 13 Nyakio, LLC 13 United States – 415 Jackson Street, Floor 2, San Francisco, CA 94111 Olly Public Benefit Corporation USD0.00001 7 United States – 32 West Loockerman Street, Dover, DE 19801 Tatcha, LLC 13 United States – 2121 Park Place, 1st Floor, El Segundo, CA 90245 The LIV Group, Inc. USD0.01 7 United States – 4056 Del Rey Avenue, Marina Del Rey, CA 90292 SmartyPants, Inc. No Par Value 7 United States – 1169 Gorgas Avenue, Suite A, San Francisco, CA 94129 Welly Health PBC (51) USD0.00001 7 USD0.00001 22 United States – 1675 South Street, Suite B, City of Dover, DE 19901 Onnit Labs, Inc. USD0.01 7 United States – 8 The Green STE R, City of Dover, Kent County, Delaware, 19901 Brand Evangelists for Beauty Inc.∆ (68.03) USD0.01 23 Uruguay – Complejo World Trade Center de Montevideo, Torre IV, Calle Luis Bonavita Nro. 1266, Piso 31, Oficina 3101, Montevideo, CP 11.300 Unilever Uruguay SCC S.A. UYU1.00 1 Uruguay – Edificio World Trade Center Free Zone Torre II, Piso 11, Unidad 1133, Dr. Luis Bonavita 1294, Montevideo, C.P. 11.300 Unilever America Latina S.A. UYU1.00 1 Venezuela – Torre BOD, Piso 15, La Castellana, Caracas, Bolivarian Republic of Venezuela Unilever Andina Venezuela S.A. VES0.000001 1 Vietnam – Lot A2-3, Tay Bac Cu Chi Industry Zone, Tan An Hoi Ward, Cu Chi District, Ho Chi Minh City Unilever Vietnam International Company Limited VND863,104,820,0 00.00 13 Vietnam – No. 156, Nguyen Luong Bang Street, Tan Phu Ward, District 7, Ho Chi Minh City Unicorn Market Place Vietnam Company Limited (in liquidation) VND207,819,496,3 11 13 Vietnam – 3rd Floor, The Sun Building, No. 3 Me Tri Street, Me Tri Ward, Nam Tu Liem District, Hanoi Paula’s Choice Vietnam Company Limited VND 6,879,000,000 13 Zambia – Stand 2375, Corner Addis Ababa Drive & Great East Road, Show Grounds, Lusaka Unilever South East Africa Zambia Limited ZMK2.00 34 ZMK2.00 1 Zambia – Stand No. 3027, Nakambala Road Industrial Site, PO Box 71570, Ndola Chesebrough-Ponds (Private) Limited 1 Zimbabwe – 2 Stirling Road, Workington, Harare Unilever – Zimbabwe (Pvt) Limited∆ ZWD0.002 1 Name of Undertaking Nominal Value Share Class Note STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GROUP COMPANIES 206 Unilever Annual Report and Accounts 2024 SUBSIDIARY UNDERTAKINGS NOT INCLUDED IN THE CONSOLIDATION Brazil – Av Das Nacoes Unidas, 14261 4º Andar Ala B, Vila Gertrudes, Cep 04792-000, Sao Paulo Unileverprev Sociedade De Previdencia Privada No Par Value 13 Canada – 66 Wellington Street West, Suite 5300, Td Bank Tower, Toronto, Ontario, M5K1E6 Magnum ICC CA Ltd CAD1.00 7 England and Wales – Unilever House, 100 Victoria Embankment, London EC4Y 0DY Unilever Fragrance Limited GBP1.00 1 England and Wales – 1 More London Place, London SE1 2AF Unidis Twenty Six Limited (in liquidation) GBP1.00 1 Unidis Sixty Four Limited (in liquidation) GBP1.00 1 England and Wales – Port Sunlight, Wirral, Merseyside CH62 4ZD The Magnum Ice Cream Company UK Trading Limited GBP1.00 1 The Magnum Ice Cream Company Manufacturing UK Limited GBP1.00 1 The Magnum Ice Cream Company R&D United Kingdom Limited GBP1.00 1 The Magnum Ice Cream Company Limited GBP1.00 1 Germany – Rotebühlplatz 21, 70178 Stuttgart TIGI Haircare GmbH EUR25,600.00 1 Germany – Wiesenstraße 21. 40549 Düsseldorf Living Proof GmbH EUR1.00 1 Ghana – Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema, PO Box 721, Tema Unilever Oleo Ghana Limited GHC2.250 1 India – Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099 Hindustan Unilever Foundation (61.90) INR10.00 1 Indonesia – Grha Unilever, Green Office Park Kav 3, Jalan BSD Boulevard Barat, BSD City, Tangerang, 15345 PT The Magnum Ice Cream Indonesia IDR10,000,000.00 1 Kenya – Commercial Street, PO Box 40592-00100, Nairobi Union East African Trust Limited KES20.00 1 Myanmar – No. 40-41, Min Thate Hti Kyaw Swar Street, 35 Ward, Shwe Pyi Thar Industrial Zone (2), Shwe Pyi Thar Township, Yangon Region Lever Brothers (Burma) Limited MMK500,000.00 1 Netherlands – Weena 455, 3013 AL Rotterdam The Magnum Ice Cream Company HoldCo 1 Netherlands B.V. EUR1.00 1 The Magnum Ice Cream Company HoldCo 2 Netherlands B.V. EUR1.00 1 Pakistan – Avari Plaza, Fatima Jinnah Road, Karachi, 75530 The Magnum Ice Cream Company Pakistan Limited PKR10.00 1 Sri Lanka – 258 M Vincent Perera Mawatha, Colombo 14 Maddema Trading Company (Private) Limited (in liquidation) LKR10.00 1 R.O. Mennell & Co. (Ceylon) (Private) Limited (in liquidation) LKR10.00 1 Switzerland – Bahnhofstrasse 19, 8240 Thayngen The Magnum Ice Cream Company Switzerland AG CHF100,000.00 1 Thailand – No. 161 Rama 9 Road, Huai Khwang Sub-District, Huai Khwang District, Bangkok The Magnum Ice Cream (Thailand) Company Limited THB100,000.00 1 United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201 Unilever AC Canada Holding, Inc. USD10.00 1 Unilever United States Foundation, Inc. 13 United States – 1209 Orange Street, Wilmington, Delaware 19801 Magnum ICC US, LCC 13 Magnum ICC US Holdco, LLC 13 Magnum ICC US SpinCo, LLC 13 ASSOCIATED UNDERTAKINGS Australia – Level 1, 569 Church Street, Richmond, VIC, 3121 SNDR PTY LTD∆◊ (72.98) No Par Value 58 Australia – Floor 1, 101 Moray Street, South Melbourne, 3205 Name of Undertaking Nominal Value Share Class Note Straand Pty Ltd∆◊ (100) No Par Value 107 (12.05) No Par Value 109 Bahrain – Shop 61, Building 866, Road 3618, Block 436 Alseef Manama Unilever Bahrain Co. W.L.L. (49) BHD50.00 1 Brazil – Avenida Engenheiro Luiz Carlos Berrini, 105, 16th floor, Ed. Berrini One, Cidade das Monções, São Paulo, SP, Brazil, ZIP Code: 04571-010 Gallo Brasil Distribuição e comércio Limitada (55) BRL1.00 7 Canada – Suite 300-171 West Esplanade, North Vancouver, British Columbia Canada V7M 3K9 A&W Root Beer Beverages Canada Inc.◊ (40) No Par Value 38 Canada – 229 Amesbury Gate, Bedford, Nova Scotia, B4B 0R8 The 7 Virtues Beauty Inc.∆◊ (64.29) No Par Value 58 (11.79) No Par Value 119 Canada – 1400-160 Bloor Street East, Toronto, ON M4W 3R2 Food Service Direct Logistics Canada, Inc.◊ (60) CAD1.00 7 Cyprus – 2 Marcou Dracou Street, Engomi Industrial Estate, 2409 Nicosia Unilever PMT Limited∆ (49) EUR1.71 2 EUR1.71 3 England and Wales – 100 Victoria Embankment, Blackfriars, London EC4Y 0DY Uflexreward Holdings LimitedΔ (99.64) GBP0.001 35 GBP0.001 21 GBP0.001 120 Uflexreward LimitedΔ (99.64) GBP0.001 1 England and Wales – Unit 1.8 & 1.9, The Shepherds Building, Charecroft Way, London W14 0EE SCA Investments Holdings Limited∆◊ (15.61) GBP0.001 40 (25.19) GBP0.001 41 (3.63) GBP0.001 42 (5.31) GBP0.001 112 England and Wales – 2nd Floor, 5 Jubilee Place, Chelsea, London SW3 3TD Trinny London Limited∆◊ (54.88) GBP0.01 58 (32.32) GBP0.01 71 England and Wales – 126b Olympic Avenue, Milton, Abingdon, OX14 4SA P2i Limited∆◊ (12.89) GBP0.000001 1 (5.44) GBP0.000001 44 (5.44) GBP0.000001 46 (4.20) GBP0.000001 52 (4.20) GBP0.000001 50 (2.44) GBP0.000001 102 (50) GBP1.0000 80 England and Wales – Odeon House, 146 College Road, Harrow, HA1 1BH Clean Beauty Co Ltd∆◊ (69.76) GBP0.0001 97 (26.52) GBP0.0001 58 (13.21) GBP0.0001 87 England and Wales – 2 Leman Street, London, England, E1W 9US Penhros Bio Limited◊ (32) GBP1.00 1 England and Wales – 6 Snow Hill, London, EC1A 2AY VHSquared Limited◊ (in liquidation) (39.47) GBP0.01 1 (1.79) GBP0.01 57 (17.86) GBP0.01 36 France – 13 Avenue Morane Saulnier, 78140 Velizy Villacoublay Pegase S.A.S. (25) EUR5,000.00 1 France – 7 rue Armand Peugeot, 92500 Rueil-Malmaison Relais D’or Centrale S.A.S. (49.99) No Par Value 1 Germany – Beerbachstraße 19, 91183 Abenberg Hans Henglein & Sohn GmbH◊ (50) EUR100,000.00 1 Henglein & Co. Handels-und Beteiligungs GmbH & Co. KG◊ (50) 4 Henglein Geschäftsführungsgesellschaft mit beschränkter Haftung◊ (50) DEM50,000.00 1 Nürnberger Kloßteig NK GmbH & Co. KG◊ (50) 4 Name of Undertaking Nominal Value Share Class Note STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GROUP COMPANIES Unilever Annual Report and Accounts 2024 207 Henglein NRW GmbH◊ (50) DEM250,000.00 1 Germany – Lauchaer Straße 1, 06647 An der Poststraße OT Klosterhaeseler Henglein GmbH & Co. KG◊ (50) DEM50,000.00 1 Germany – Neue Burg 1, 20457 Hamburg Dollar Shave Club GmbH (in liquidation) (35) EUR25,000.00 1 India – 1st & 2nd Floor, Kagalwala House, Plot No. 175, CST Road, Kalina, Bandra Kurla, Santacruz East Mumbai, Mumbai 400098 Peel-Works Private Limited∆◊ (48.15) INR30.00 63 (16.66) INR30.00 70 (14.65) INR30.00 32 India – 1st Floor Lodha, i-Think Techno Campus, A Wing, Chirak Nagar, Thane MH 400607 Pureplay Skin Sciences (India) Private Limited∆◊ (0.1) INR10.00 75 (100) INR100.00 73 (100) INR100.00 64 (6.54) INR100.00 65 (8.75) INR100.00 106 India – Plot No. D 5, Road No. 20, Marol MIDC, Andheri East, Mumbai 400093 Scentials Beautycare & Wellness Ltd∆◊ (63.43) INR10.00 73 (0.10) INR10.00 75 India – 15 Ambika Nagar, Sector 4, Hiran Magri, Udaipur, Rajasthan 313002 Derma Goodness Private Limited∆◊ (0.2) INR10.00 75 (97.93) INR100.00 110 India – Z-44, Panchasayar, P-210-4-1, Panchasayar, Kolkata, WB 700094 Wellness Ville Private Limited∆◊ (0.10) INR10.00 75 (92.11) INR10.00 118 India – 28 B.T. Road, Cossipore Chiria, More Kolkata, WB 700002 Rabiko Lifestyle Private Limited∆◊ (0.02) INR10.00 75 (100.00) INR10.00 114 India – A-2004, Floor-20, Plot-141, Phoenix Tower-A, S.B. Marg, Delisle Road, Lower Parel West, Mumbai 400013 Nutritionalab Private Limited (13.31) INR10.00 1 India – Ground Floor, Plot No. 57, Industrial Area Phase I, Chandigarh 160002 Zywie Ventures Private Limited (33.02) INR10.00 1 India – 109, Floor 1, Plot 16, Vithaldas Chamber, Mumbai Samachar Marg Bombay Stock Exchange, Fort, Mumbai, Maharashtra- 400001 ClayCo Cosmetics Private Limited∆◊ (100) INR10.00 114 (0.1) INR10.00 75 India – B/902, Anmol Tower, Off S.V. Rd, Goregaon West, Mumbai, Maharashtra, 400104 Poptech Growth Private Limited∆◊ (0.01) 75 (37.50) 127 Indonesia – Jalan Srengseng Raya Nomor 55A, Rukun Tetangga 001, Rukun Warga 002, Kelurahan Srengseng, Kecamatan Kembangan, Jakarta Barat 11630 PT Anugrah Mutu Bersama◊ (40) IDR1,000,000.00 1 Iran – Second Floor, No. 23, Corner of 33rd Street, Zagros Street, Argentina Square, Tehran Unilever-Golestan Foods (Private Joint Stock Company)(51) IRR1,000,000.00 1 Ireland – 70 Sir John Rogerson’s Quay, Dublin 2 Pepsi Lipton International Limited∆ EUR1.00 53 EUR1.00 54 EUR1.00 79 EUR1.00 121 EUR1.00 122 EUR1.00 123 EUR1.00 124 Israel – Kochav Yokneam Building, 4th Floor, PO Box 14, Yokneam Illit 20692 IB Ventures Limited∆ (99.74) ILS1.00 14 Italy – Via Quercete, n.a. 81016, San Potito Sannitico (CE) P2P S.r.l (50) EUR1.00 1 Luxembourg – 5 Heienhaff, L-1736 Senningerberg Name of Undertaking Nominal Value Share Class Note Helpling Group Holding S.à r.l.∆◊ (34.06) EUR1.00 60 (1.37) EUR1.00 33 (6.13) EUR1.00 125 Mauritius – c/o Apex Fund Services (Mauritius) Ltd, 4th Floor, 19 Bank Street, Cyber City, Ebene 72201 Capvent Asia Consumer Fund Limited∆ (40.41) (in liquidation) USD0.01 78 Netherlands – 1016CG Amsterdam, Heregracht 346 A Inde Wild B.V.∆◊ (61.77) EUR0.01 111 Oman – PO Box 1711, Ruwi, Postal Code 112 Towell Unilever LLC (49) OMR1.00 1 Philippines – 11th Avenue Corner, 38th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City, Metro Manila Sto Tomas Paco Land Corp∆◊ (40) PHP1.00 7 (40) PHP10.00 46 (40) PHP20.00 44 Cavite Horizons Land, Inc.◊ (35.10) PHP1.00 7 PHP10,000.00 46 Philippines – Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan, Pasig City WS Holdings Inc.∆◊ PHP1.00 29 PHP1.00 103 Selecta Walls Land Corp∆◊ PHP10.00 29 PHP10.00 103 Portugal – Largo Monterroio Mascarenhas, 1,1099–081 Lisboa Fima Ola – Produtos Alimentares, S.A. (55) EUR4,125,000.00 1 Gallo Worldwide, Limitada (55) EUR550,000.00 5 Grop – Gelado Retail Operation Portugal, Unipessoal, Limitada (55) EUR50,000.00 1 Transportadora Central do Infante, Limitada (54) EUR27,000.00 5 Unilever Fima, Limitada (55) EUR14,462,336.00 5 Victor Guedes – Industria e Comercio, S.A. (55) EUR275,000.00 1 Fima Dressings Unipessoal, Lda (55) EUR50,000.00 1 Saudi Arabia – PO Box 22800, Jeddah 21416 Binzagr Unilever Distribution Company Limited (49) SAR1,000.00 1 Singapore – 3 Phillip Street, #14-05 Royal Group Building, 048693 YOU Private Limited∆◊ (33.33) 76 (33.56) 45 Singapore – 20A Tanjong Pagar Road, 088443 ESQA Corp Pte Ltd∆◊ (60) 73 (100) 76 Sweden – Sturegatan 38, Stockholm, 11436 SachaJuan Haircare AB∆◊ (69.5) SEK1.00 9 United Arab Emirates – PO Box 49, Dubai Al Gurg Unilever LLC (49) AED1,000.00 1 United Arab Emirates – PO Box 49, Abu Dhabi Thani Murshid Unilever LLC (49) AED1,000.00 1 United States – c/o Resident Agents Inc. 8 The Green, STE R, Dover, Kent, Delaware, 19901 Discuss IO Inc.◊ (7.77) USD0.0001 7 (16.78) USD0.0001 111 (50.53) USD0.0001 58 United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201 Pepsi Lipton Tea Partnership (50) 4 Food Service Direct Logistics, LLC (40) 13 (17.83) USD0.0001 55 (17.83) USD0.0001 58 United States – c/o The Company Corporation, 251 Little Falls Drive, Wilmington, DE, New Castle 19808 Equilibria, Inc.∆◊ (20.00) USD0.00001 98 FabFitFun Inc.∆◊ (68.18) USD0.001 6 (7.48) USD0.001 100 Outliers, Inc.∆◊ (58.77) USD0.00001 62 Name of Undertaking Nominal Value Share Class Note STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GROUP COMPANIES 208 Unilever Annual Report and Accounts 2024 (31.35) USD0.00001 113 Perelel, Inc.∆◊(64.71) USD0.00001 97 (68.42) USD0.00001 58 True Botanicals, Inc.∆◊ (51.23) USD0.0001 62 Hung Vanngo Beauty, Inc.∆◊ (24.95) USD0.00001 59 United States – c/o Cogency Global Inc, 850 New Burton Road, in the City of Dover, County of Kent, Delaware Volition Beauty Inc.∆◊ (66.44) USD0.0001 58 United States – c/o The Corporation Trust Company, Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801, New Castle County Koco Life LLC∆◊ (26.19) 104 (41.15) 105 New Voices Fund LP◊ (32.90) 4 Oak Essentials Holdco, Inc.∆◊ (37.5) USD0.0001 58 Lemme, Inc.∆◊ (24.95) USD0.0001 62 United States – c/o A Registered Agent, Inc, 8 The Green, Ste A, Dover, Kent, DE, 19901 Clean Beauty for All, Inc.∆◊ (21.73) USD0.0001 62 (41.99) USD0.0001 95 (62.35) USD0.0001 51 (67.85) USD0.0001 96 OneSkin, Inc.∆◊ (28.57) USD0.00001 58 (4.69) USD0.00001 7 United States – 11150 Santa Monica Boulevard, Suite 400, Los Angeles, CA 90025 Gateway Personal Care Parent, LLC USD1.00 6 United States – National Registered Agents Inc., 1209 Orange Street, Wilmington, New Castle, Delaware 19801 Mealogic, Inc.∆◊ (37.5) USD0.00001 58 United States – 131 Continental Drive Suite 305, Newark, Newcastle, DE, 19713 Create Wellness, Inc.∆◊ (90) USD0.00001 62 United States – Northwest Registered Agent Service, Inc., 8 The Green, St, Dover, Kent, DE, 19901 Eetho Brands Inc.∆◊ (24.95) USD0.0001 58 Name of Undertaking Nominal Value Share Class Note STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GROUP COMPANIES Unilever Annual Report and Accounts 2024 209

Notes: 1: Ordinary, 2: Ordinary-A, 3: Ordinary-B, 4: Partnership, 5: Quotas, 6: Class-A Common, 7: Common, 8: Class A, 9: Class B, 10: Class C, 11: Class  II Common, 12: Class  III Common, 13: Membership Interest, 14: Preference, 15: Redeemable Preference, 16: Limited by Guarantee, 17: C Ordinary Shares, 18: Viscountcy, 19: B3 Ordinary, 20: Series C-1 Pref, 21: Ordinary-C, 22: Preferred, 23: Common Stock, 24: Redeemable Preference Class  B, 25: Special, 26: Cumulative Preference, 27: 5% Cumulative Preference, 28: Non-Voting Ordinary B, 29: Common B, 30: Management, 31: Dormant, 32: Series C1 Preference, 33: Series D-2, 34: Cumulative Redeemable Preference, 35: A-Ordinary, 36: Preferred Ordinary, 37: Com, 38: Class  Common-B, 39: Series A Participating Preference, 40: H-Ordinary, 41: I-Ordinary, 42: J-Ordinary, 43: Series A Preferred Convertible, 44: A Preference, 45: Series B1 CCPS, 46: B Preference, 47: Series A-5, 48: Series C-2 Preferred, 49: A-4 Com, 50: D Preference, 51: Series A-3 Preferred, 52: C Preference, 53: E Ordinary, 54: G Preferred, 55: Series Seed, 56: Nominal, 57: Preferred A, 58: Series A Preferred, 59: Series Seed-2 Preferred, 60: Series C-2, 61: Series D, 62: Series A-1 Preferred, 63: Series B-2 Preference, 64: Pre Series B CCPS, 65: Series B CCPS, 66: Series C1 CPPS, 67: Series C2, 68: Office Holders, 69: Security, 70: Series B-3 Preference, 71: Series B Preferred, 72: Series Seed B CPPS, 73: Series A CCPS, 74: Series A2 CPPS, 75: Equity, 76: Series B CCPS, 77: Series B Preferred Convertible, 78: Class A Redeemable Non-Voting Ordinary, 79: B Ordinary, 80: N Ordinary, 81: A-1 Com, 82: A-2 Com, 83: A-3 Com, 84: Series A EIS, 85: Series A Convertible Preferred, 86: Series A2 Preferred, 87: Series B2 Preferred, 88: Series C Preferred, 89: Series A1 CPPS, 90: D1 Preferred, 91: Series E, 92: Series C-2 Pref, 93: Series B-1 Preferred, 94: Series B-2 Preferred, 95: Series A-2 Preferred, 96: Series A-4 Preferred, 97: Preferred Seed, 98: Seed-3 Preferred, 99: CCPS,100: Series A Preferred Stock, 101: Ordinary Preferred, 102: E Preference, 103: Common A, 104: Series D-5 Preferred, 105: Series D-6 Preferred, 106: Series C CCPS, 107: Series Seed Convertible Preferred, 108: Series C-E Preferred, 109: Series Seed 2 Convertible Preferred Shares, 110: Seed CCPS, 111: Series Seed Preferred Shares, 112: M-Ordinary, 113: Series A-9 Preferred, 114: Series Seed CCPS, 115: Series A-1, 116: Pre- Series B CCCPS, 117: Series A CCCPS, 118: Series Seed A CCPS, 119: Series B Common Stock, 120: B1 Ordinary, 121: I  Preferred, 122: K  Preferred, 123: M  Preferred, 124: O Preferred 125: Series F, 126: B4 Ordinary, 127: Pre-Series A CCPS, 128: Series B Convertible Preferred, 129: Series B2 Convertible Preferred. O Indicates an undertaking directly held by PLC. All other undertakings are indirectly held. In the case of Hindustan Unilever Limited, 47.43% is directly held and the remainder of 14.47% is indirectly held. In the case of Unilever Kenya Limited, 11.30% is directly held and the remainder of 88.70% is indirectly held. In the case of Unilever Sri Lanka Limited, 18.32% is directly held and the remainder of 81.68% is indirectly held. In the case of Mixhold B.V., 27.71% is directly held and the remainder of 72.29% is indirectly held. In the cases of each of Unilever Gida Sanayi ve Ticaret A.Ş. and Unilever Sanayi ve Ticaret Turk A.Ş., a fractional amount is directly held and the remainder is indirectly held. In the case of Mixhold B.V., 55.37% of the ordinary-A shares are directly held, the remainder of 44.63% are indirectly held and the other share classes are indirectly held. † Shares the undertaking holds in itself. Δ Denotes an undertaking where other classes of shares are held by a third party. X Binzagr Unilever Limited, Severn Gulf FZCO, Unilever Binzagr Gulf General Trading LLC, Unilever Home, Personal Care Products Manufacturing LLC and AlBahar United For Wholesale and Retail Trading Company LLC are subsidiary undertakings pursuant to Section 1162(2)(b) Companies Act 2006. The Unilever Group is entitled to 50% of the profits made by Binzagr Unilever Limited, Severn Gulf FZCO and Unilever Binzagr Gulf General Trading LLC. The Unilever Group is entitled to 80% of the profits made by Unilever Home and Personal Care Products Manufacturing LLC. ◊ Accounted for as non-current investments within non-current financial assets. ∞ Exemption pursuant to Regulation 7 of the Partnership (Accounts) Regulations 2008. In addition, we have revenues either from our own operations or otherwise in the following locations: Afghanistan, Aland Islands, Albania, Americas, American Samoa, Andorra, Angola, Anguilla, Antigua and Barbuda, Armenia, Aruba, Azerbaijan, Bahamas, Barbados, Belize, Benin, Bermuda, Bhutan, Bonaire, Bosnia and Herzegovina, Botswana, British Indian Ocean Territory, British Virgin Islands, Brunei Darussalam, Burkina Faso, Burundi, Cameroon, Cape Verde, Cayman Islands, Central African Republic, Chad, Christmas Island, Cocos (Keeling) Islands, Comoros, Congo, Cook Islands, Curacao, Democratic Republic of Congo, Dominica, Equatorial Guinea, Eritrea, Eswatini (previously known as Swaziland), Falkland Islands (Malvinas), Faroe Islands, Federated States of Micronesia, Fiji, French Guiana, French Polynesia, French Southern Territories, Gabon, Gambia, Georgia, Gibraltar, Greenland, Grenada, Guadeloupe, Guam, Guernsey, Guinea, Guinea-Bissau, Guyana, Heard Island and McDonald Islands, Holy See (Vatican City State), Iceland, Iraq, Jamaica, Kiribati, Kosovo, Kyrgyzstan, Lebanon, Lesotho, Liberia, Libya, Liechtenstein, Luxembourg, Macao, Macedonia, Madagascar, Maldives, Mali, Malta, Marshall Islands, Martinique, Mauritania, Mauritius, Mayotte, Moldova, Republic Of, Monaco, Mongolia, Montenegro, Montserrat, Namibia, Nauru, New Caledonia, Niue, Norfolk Island, Northern Mariana Islands, Palau, Papua New Guinea, Pitcairn, Réunion, Saint Kitts and Nevis, Saint Lucia, Saint Martin (French part), Saint Pierre And Miquelon, Saint Vincent and the Grenadines, Samoa, San Marino, Senegal, Seychelles, Sierra Leone, Sint Maarten (Dutch part), Slovenia, Solomon Islands, Somalia, South Georgia and The South Sandwich Islands, South Sudan, Suriname, Svalbard and Jan Mayen, Tajikistan, Timor Leste, Togo, Tokelau, Tonga, Turkmenistan, Turks and Caicos Islands, Tuvalu, Uzbekistan, Vanuatu, Virgin Islands, U.S., Wallis and Futuna, Western Sahara and Yemen. The Unilever Group has established branches in Azerbaijan, Burkina Faso, Côte d'Ivoire, Cuba, Jordan, Kazakhstan, Lebanon, Northern Ireland, Republic of Moldova, Turkey and the UK. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GROUP COMPANIES 210 Unilever Annual Report and Accounts 2024 ANNUAL GENERAL MEETING Date 30 April 2025 Voting and Registration date 28 April 2025 QUARTERLY DIVIDENDS Announcement date Ex-dividend date for ordinary shares Ex-dividend date for ADSs Record date Payment date Quarterly dividend announced with the Q4 2024 results 13 February 2025 27 February 2025 28 February 2025 28 February 2025 28 March 2025 Quarterly dividend announced with the Q1 2025 results 24 April 2025 15 May 2025 16 May 2025 16 May 2025 13 June 2025 Quarterly dividend announced with the Q2 2025 results 31 July 2025 14 August 2025 15 August 2025 15 August 2025 12 September 2025 Quarterly dividend announced with the Q3 2025 results 23 October 2025 6 November 2025 7 November 2025 7 November 2025 5 December 2025 CONTACT DETAILS Unilever PLC 100 Victoria Embankment London EC4Y 0DY United Kingdom Institutional Investors telephone +44 (0)20 7822 6830 Any queries can also be sent to us electronically via www.unilever.com/investors/contacts/ Private Shareholders can email us at shareholder.services@unilever.com SHAREHOLDER SERVICES UK Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ Telephone +44 (0) 370 600 3977 Website www.investorcentre.co.uk FAQ and Contact Form www.investorcentre.co.uk/ contactus The Netherlands ABN AMRO Bank N.V. Gustav Mahlerlaan 10 1082 PP Amsterdam Telephone +31 (0) 20 628 6070 Email corporate.broking@nl.abnamro.com US American Stock Transfer & Trust Company Operations Center 6201 15th Avenue Brooklyn, NY 11219 Toll-free number +1 866 249 2593 Direct dial +1 718 921 8124 Email db@astfinancial.com WEBSITE Shareholders are encouraged to visit our website, which has a wealth of information about Unilever. There is a section on our website designed specifically for investors. It includes detailed coverage of the Unilever share price, our quarterly and annual results, performance charts, financial news and investor relations speeches and presentations. It also includes details of the conference and investor/analyst presentations. You can also view the Unilever Annual Report and Accounts 2024 (and the Additional Information for US Listing Purposes) on our website, and those for prior years. Find out more at www.unilever.com www.unilever.com/investorrelations www.unilever.com/investor-relations/annual-report-and-accounts References to information on websites in this document are included as an aid to their location and such information is not incorporated in, and does not form part of, this document. Any website URL is included as text only and is not an active link. PUBLICATIONS Copies of the Unilever Annual Report and Accounts 2024 (and the Additional Information for US Listing Purposes) and the Annual Report on Form 20-F 2024 can be accessed directly or ordered via the website. www.unilever.com/investorrelations UNILEVER ANNUAL REPORT AND ACCOUNTS 2024 The Unilever Annual Report and Accounts 2024 (and the Additional Information for US Listing Purposes) forms the basis for the Annual Report on Form 20-F, which is filed with the United States Securities and Exchange Commission and is also available free of charge from their website. www.sec.gov Quarterly results announcements Unilever’s quarterly results announcements are in English with figures in euros. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Shareholder information Financial calendar Unilever Annual Report and Accounts 2024 211 Additional information for US listing purposes Form 20-F references Item 1 Identity of Directors, Senior Management and Advisers n/a Item 2 Offer Statistics and Expected Timetable n/a Item 3 Key Information B. Capitalisation and Indebtedness n/a C. Reasons for the offer and use of proceeds n/a D. Risk factors 52-59 Item 4 Information on the Company A. History and development of the company 6-37, 65,142-144, 163-165, 185-188, 211, 216 B. Business overview 2-5, 10-33, 36-37, 51-59, 145-147, 216 C. Organisational structure 65, 191, 200-210 D. Property, plant and equipment 163-165, 216 Item 4A Unresolved Staff Comments n/a Item 5 Operating and Financial Review and Prospects A. Operating results 10-##, 38-47, 57-58, 176-179 B. Liquidity and capital resources 40-41, 58, 60, 120, 141, 163-165, 169, 172-186 C. Research and development, patents and licences, etc. 3, 14-33, 36-37, 148, 216 D. Trend information 2, 6-33, 52-59 E. Critical accounting estimates n/a Item 6 Directors, Senior Management and Employees A. Directors and senior management 66-69, 214 B. Compensation 95-117, 149-156 C. Board practices 68-77, 95-97, 214 D. Employees 3, 50, 149, 214 E. Share ownership 99-117, 155-156, 214 F. Disclosure of a registrant's actions to recover erroneously awarded compensation n/a Item 7 Major Shareholders and Related Party Transactions A. Major shareholders 79, 215 B. Related party transactions 190, 215 C. Interest of experts and counsel n/a Item 8 Financial Information A. Consolidated statements and other financial information 121-199, 211, 215, 221 B. Significant changes 190 Item 9 The Offer and Listing A. Offer and listing details 65, 79, 215, 219-220 B. Plan of distribution n/a C. Markets 65 D. Selling shareholders n/a E. Dilution n/a F. Expenses of the issue n/a STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Additional Information for US Listing Purposes 212 Unilever Annual Report and Accounts 2024 Item 10 Additional Information A. Share capital n/a B. Articles of association 70-80, 107, 220 C. Material contracts 216 D. Exchange controls 216 E. Taxation 217-219 F. Dividends and paying agents n/a G. Statement by experts n/a H. Documents on display 211, 216 I. Subsidiary information n/a J. Annual security report to security holders n/a Item 11 Quantitative and Qualitative Disclosures about Market Risk 167-184, 300 Item 12 Description of Securities Other than Equity Securities A. Description of debt securities n/a B. Description of warrants and rights n/a C. Description of other securities n/a D. American Depositary Shares 219-220 Item 13 Defaults, Dividend Arrearages and Delinquencies A. Defaults 220 B. Dividend arrearages and delinquencies 220 Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds n/a Item 15 Controls and Procedures A. Disclosure Controls and Procedures 80 B Annual Report on Internal Control 221 C Attestation Report 221 D Changes in Internal Control over Financial Reporting n/a Item 16 Reserved Item 16A. Audit Committee Financial Expert 87 Item 16B. Code of Ethics 79-80, 92-93 Item 16C. Principal Accountant Fees and Services 87-90, 221 Item 16D. Exemptions from The Listing Standards for Audit Committees n/a Item 16E. Purchases of Equity Securities by The Issuer and Affiliated Purchasers 79, 190, 220 Item 16F. Change in Registrant’s Certifying Accountant n/a Item 16G. Corporate Governance 80 Item 16H. Mine Safety Disclosures n/a Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections n/a Item 16J. Insider Trading Policies (Share Dealing Standard) 216 Item 16K. Cybersecurity 217 Item 17 Financial Statements 120-210 Item 18 Financial Statements 120-210 Item 19 Exhibits Please refer to the Exhibit list located immediately following the signature page for this document as filed with the SEC. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ADDITIONAL INFORMATION FOR US LISTING PURPOSES Unilever Annual Report and Accounts 2024 213

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES Employees The average number of employees for the last three years is provided in note 4A on page 149. The average number of employees during 2024 included 129 seasonal workers. We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects. Global employee share plans (SHARES) Unilever’s global employee plan ‘SHARES’ gives eligible Unilever employees below management level the opportunity to invest between €10 and €200 per month from their net salary in Unilever shares. For every three shares our employees buy (Investment Shares), Unilever will give them one free Matching Share, which will vest if employees hold their Investment Shares for at least three years. The Matching Shares are not subject to any performance conditions. Executive Directors are not eligible to participate in SHARES. As of 21 February 2025 (the latest practicable date for inclusion in this report), awards for 318,988 PLC shares were outstanding under SHARES. North American share plans Unilever also maintains share plans for its North American employees that are governed by an umbrella plan referred to as the Unilever North America Omnibus Equity Compensation Plan, which was amended and restated as of 29 November 2022 to authorise the issue of newly issued Unilever Ordinary Shares under the Plan. These plans are the North American equivalents of the Unilever Share Plan 2017 and SHARES plans, as amended from time to time. The rules governing these share plans are materially the same as the rules governing the Unilever Share Plan 2017 and SHARES plans, respectively. However, the plans contain non-competition and non-solicitation covenants and they are subject to US and Canadian employment and tax laws. The plans are administered by the North America Compensation Committee of Unilever United States, Inc. and they are governed by New York law. The foregoing description of the Unilever North America Omnibus Equity Compensation Plan does not purport to be complete and is qualified in its entirety by reference to the Unilever North America Omnibus Equity Compensation Plan, including all amendments thereto, filed as Exhibit 99.1 to the Form S-8 (File No. 333-185299) filed with the SEC on 12 December 2022. Compensation Committee The Committee is concerned with the remuneration of the Executive and Non-Executive Directors and the tier of management directly below the Board. The Committee also has responsibility for the cash and executive and all-employee share-based incentive plans, the Remuneration Policy and performance evaluation of the Unilever Leadership Executive, and the periodic review of the remuneration and related policies of the wider workforce to assess alignment to PLC’s purpose, value and strategy. DIRECTORS AND SENIOR MANAGEMENT Family relationship There are no family relationships between any of our Executive Directors, members of the ULE or Non-Executive Directors. Other arrangements None of our Non-Executive Directors, Executive Directors or other key management personnel are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or others. As mentioned on page 112, Nelson Peltz, a Non-Executive Director, is the Chief Executive and founding partner of Trian Fund Management, LP, which held interests in approximately 1.3% of Unilever’s issued share capital as at 21 February 2025. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ADDITIONAL INFORMATION FOR US LISTING PURPOSES 214 Unilever Annual Report and Accounts 2024 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS Major shareholders The voting rights of the significant shareholders of the Company are the same as for other holders of the class of share held by such significant shareholders. The principal trading market upon which the Company’s ordinary shares are listed is the London Stock Exchange. The Company’s ordinary shares are also listed and traded on Euronext Amsterdam. In the United States, Unilever PLC American Depositary Receipts are traded on the New York Stock Exchange. Deutsche Bank Trust Company Americas (Deutsche Bank) acts for PLC as depositary. At 21 February 2025 (the latest practicable date for inclusion in this report), there were 1,773 registered holders of Unilever PLC American Depositary Receipts in the United States. We estimate that approximately 40% of the Company’s ordinary shares (including shares underlying Unilever PLC American Depositary Receipts) were held in the United States in 2024. If you are a shareholder of the Company, your interest is in a UK legal entity, your dividends will be paid in pound sterling (converted into US dollars if you have Unilever PLC American Depositary Receipts) and you may be subject to UK tax. To Unilever’s knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation, any foreign government or by any other legal or natural person, severally or jointly. The Company is not aware of any arrangements the operation of which may at any subsequent date result in a change of control of the Company. Related party transactions Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in note 23 to the consolidated financial statements (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2024 up to 21 February 2025 (the latest practicable date for inclusion in this report). Dividend record The following tables show the dividends declared and dividends paid by PLC for the last five years, expressed in terms of the revised share denominations which became effective from 22 May 2006. 2024 2023 2022 2021 2020 Dividends declared for the year PLC dividends Dividend per 31/9 p £1.48 £1.48 £1.48 £1.46 £1.48 Dividend per 31/9 p (US Registry) $1.88 $1.86 $1.77 $2.00 $1.91 Dividends paid during the year PLC dividends Dividend per 31/9 p £1.47 £1.50 £1.45 £1.48 £1.45 Dividend per 31/9 p (US Registry) $1.86 $1.86 $1.80 $2.03 $1.85 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ADDITIONAL INFORMATION FOR US LISTING PURPOSES Unilever Annual Report and Accounts 2024 215 Material contracts At the date of this Annual Report on Form 20-F, Unilever is not party to any contracts that are considered material to its results or operations. Exchange controls Other than certain economic sanctions which may be in place from time to time, there are currently no UK laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of the PLC’s shares who are non-residents of the UK. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the UK under English law or the PLC’s Articles of Association on the right to be a holder of, and to vote in respect of, the company’s shares. Unilever Annual Report on Form 20-F 2024 Filed with the SEC on the SEC’s website. Printed copies are available, free of charge, upon request to Unilever PLC, Investor Relations department, 100 Victoria Embankment, London, EC4Y 0DY United Kingdom. Documents on display in the United States Unilever files and furnishes reports and information with the United States SEC. Certain of our reports and other information that we file or furnish to the SEC are also available to the public over the internet on the SEC’s website. 2023 compared to 2022 Financial Performance We have not included a discussion of year-over-year comparisons between 2023 and 2022 in this Annual Report on Form 20-F. This discussion can be found in ’Group Financial Review’, ’Business Group Review’, ’Planet & Society’, ’Financial Performance’ and ’Financial Statements’ in our Annual Report on Form 20-F for the year ended 31 December 2023 filed with the SEC on 13 March 2024. OTHER INFORMATION ON THE COMPANY Innovation, research and development We have over 20,000 patents protecting the discoveries and breakthroughs that our global team of 5,000 world-leading experts produce. We have invested around €900 million in R&D in each of the last three years. We strive to create superior products and consumer-relevant scalable innovations, and help ensure efficiency and resilience in supply. Science and technology and consumers sit at the heart of our approach to innovation. We are building digital and automated technology into our innovation centres. For example, our UK Materials Innovation Factory has one of the highest concentrations of automated equipment for materials chemistry anywhere in the world. It delivers robust and reproducible data many times faster than traditional methods. We run virtual tests and scenarios to optimise products before the lab and scale-up stage, bringing efficiency and cutting time to market. Our new Agile Innovation hubs, including in Shanghai, China, use real- time consumer data to develop new insights, then rapidly develop prototypes to test via digital commerce in a matter of days. This provides rapid, efficient, on-trend innovation. We are investing in real science behind our focus areas. For example, in our world-leading research and partnerships on the microbiome, where we have more than 100 patents. This is unlocking significant benefits and leading to new scientific insights and product innovations, such as biome-friendly skin care products and superior, probiotic cleaning products for the home. R&D also underpins our sustainability goals, helping to power our move away from petrochemicals, stop plastic pollution and ensure we source ingredients in a sustainable way. Science, technology and innovation are required behind these goals, from renewable materials to new bio-based ingredients to next-generation packaging materials. Every Unilever product is based on an innovation crafted by our experts in collaboration with our network of partners. We translate our scientific discoveries into everyday products that improve people’s health, confidence and wellbeing, while taking care to reduce our impact on the planet. We are constantly evolving alongside our consumers’ ever- changing lives and tastes, and to remain at the cutting edge of science and technology. Raw materials Our products use a wide variety of raw and packaging materials, which we source locally and internationally and which may be subject to price volatility, either directly or as a result of movements in foreign exchange rates. Commodity prices decreased towards the end of 2023 and into the first half of 2024, leading to negative net material inflation of €(0.4) billion in 2024. A slight increase in the second half of the year remained well below previous peaks. The impact of net material inflation is being offset through increased productivity measures. Seasonality Certain of our businesses, such as ice cream, are subject to significant seasonal fluctuations in sales. However, Unilever operates globally in many different markets and product categories, and no individual element of seasonality is likely to be material to the results of the Group as a whole. Insider Dealing Policies (Share Dealing Standard) Unilever has adopted insider trading policies and procedures applicable to directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and any listing standards. Intellectual property We have a large portfolio of patents and trademarks, and we conduct some of our operations under licences that are based on patents or trademarks owned or controlled by others. We are not dependent on any one patent or group of patents. We use all appropriate efforts to protect our brands and technology. Competition As a fast-moving consumer goods (FMCG) company, we are competing with a diverse set of competitors. Some of these operate on an international scale like ourselves, while others have a more regional or local focus. Our business model centres on building brands which consumers know, trust, like and buy in conscious preference to those of our competitors. Our brands command loyalty and affinity and deliver superior performance. Information on market share Unless otherwise stated, market share refers to value share as opposed to volume share. The market data and competitive position classifications are taken from independent industry sources in the markets in which Unilever operates. Iran-related required disclosure Unilever operates in Iran through a non-US subsidiary. In 2024, sales in Iran were significantly less than 0.5 per cent of Unilever’s worldwide turnover. During the year, this non-US subsidiary had approximately €2,842,776 in gross revenues and less than €1,168,954 in net profits attributable to the sale of personal care and home care products to the Shahrvand Group, an entity affiliated with the Government of Iran. Income, payroll and other taxes, duties and fees (including for utilities) were payable to the Government of Iran and affiliated entities and significantly less than 0.5 per cent of our total raw material purchases were indirectly related to the Government of Iran in connection with our operations. These two suppliers were Jovein Agriculture Industry J.S.C. and Amlah Madani Iran, which supplied raw materials used in personal care and home care products, including soap, shampoo and laundry products. Our non-US subsidiary maintains bank accounts in Iran with various banks to facilitate our business in the country and make any required payments to the Government of Iran and affiliated entities. While we currently continue our activities in Iran, we are continuously evaluating such activities in light of the evolving regulatory environment. Property, plant and equipment The Group has interests in properties in most of the countries where there are Unilever operations. None of these interests are individually material in the context of the Group as a whole. The properties are used predominantly to house production and distribution activities and as offices. There is a mixture of leased and owned property throughout the Group. We are not aware of any environmental issues affecting the properties that would have a material impact upon the Group, and there are no material encumbrances on our properties. Any difference between the market value of properties held by the Group and the amount at which they are included in the balance sheet is not STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ADDITIONAL INFORMATION FOR US LISTING PURPOSES 216 Unilever Annual Report and Accounts 2024 significant. We believe our existing facilities are satisfactory for our current business, and we currently have no plans to construct new facilities or expand or improve our current facilities in a manner that is material to the Group. CYBER SECURITY RISK MANAGEMENT AND STRATEGY Risk management and strategy Unilever recognises the importance of cyber security and takes a risk- based approach to the defence and resiliency of critical assets, business operations, technology and data: ■ Unilever has an established Cyber Security Risk Management Framework aligned to industry-standard methodologies and control frameworks. We promote a company-wide culture of cyber security awareness and vigilance, and provide regular reporting on the cyber security risk posture of the organisation to operational and business leaders, leadership executives and key non-executives, in order to influence and promote continuous improvement of our risk posture. Unilever’s Cyber Security Risk Management processes are integrated into its broader enterprise-level risk management framework and its associated reporting and monitoring, with cyber security risk forming a central part of the principal risk ’Systems and Information’ on page 56; ■ Unilever has an established framework of Cyber Security Policies and Standards, which are in alignment to cyber security industry frameworks. These apply to employees, third parties, contractors, data and technology across Unilever. Unilever Cyber Security Policies and Standards are subject to periodic review and modifications based on any changes in risk; ■ A Cyber Security Assurance team, dedicated to risk assurance, and the Internal Audit team, conducting independent enterprise-wide risk reassurance, assess and report on the risk posture of our key systems, services, data and operations. The scope and frequency of the evaluations are risk-based, with output used to influence and promote continuous improvement of Unilever’s resilience posture, as well as provide insights to the governance of cyber risk by the Audit Committee. The Cyber Security Assurance team is composed of internal and external expertise (e.g. third-party assessors and consultants), including penetration testing services and a bug bounty programme; ■ Unilever requires prioritised third parties and contractors to complete initial and periodic security assessments, with a dedicated team that monitors and assesses risks associated with such service providers and contractors; ■ Unilever’s Cyber Security function drives continuous improvement initiatives, leveraging people, processes and technology to address emerging risks. We also conduct resilience planning and recovery testing, aiming to bolster preparedness for cyber security incidents; and ■ While Unilever’s cyber risk management activities are aimed at reducing the likelihood of a material cyber security incident happening, they cannot guarantee a material event will not occur. Should a material event occur, Unilever has a set of established and rehearsed incident response procedures. These set out a structured, phased, tiered response for the full incident lifecycle, including coordination with other corporate functions and relevant senior leaders (see below). Our procedures are designed to detect and respond in a timely manner to abnormal cyber activity in order to minimise business impact – for example, by supporting rapid recovery of services and/or operations, enabling legal and regulatory obligations, or reducing reputational impact. Our internal Cyber Security function is a global team of experienced professionals, with a multi-channelled talent pipeline, who carry various and multiple industry credentials, led by our Chief Information Security Officer (CISO). Our internal team is complemented by the expertise and specialised knowledge of a range of external partners and providers. These external providers add support across select capabilities, all in alignment with cyber security industry good practice frameworks. Material cyber security risks, threats and incidents Unilever has experienced and continues to experience cyber-attacks regularly. However, during the year ended 31 December 2024, no known cyber security incidents have materially affected or are reasonably likely to materially affect Unilever. Governance Board Oversight The Board of Directors oversees cyber security risk as part of its overall risk management framework, with specific oversight provided by the Audit Committee. Management, primarily the Chief Enterprise Technology Officer (CETO) and the CISO, provide cyber security briefings to the Audit Committee on a regular (typically quarterly) basis, covering a range of topics including: ■ status of ongoing cyber security controls and risk posture, and continuous improvement initiatives; ■ operational metrics, and reports and learnings, as applicable, from any cyber security events; ■ cyber security risk management frameworks, and regulatory trends and requirements; and ■ ongoing awareness of external threat landscape and trends. The Audit Committee’s role in cyber security risk oversight is further supported by our Internal Audit function, which provides independent re-assurance of the effectiveness of Management’s cyber security risk handling including internal controls systems. Management role in cyber security risk management Ownership of cyber security risk at Unilever sits with the Chief Financial Officer (CFO) (until the end of 2024, this was jointly with the Chief Business Operations Officer), who is a member of Unilever’s executive leadership team. They receive regular, routine cyber security briefings as well as ad hoc updates as needed. The broader executive leadership team members are informed of the cyber security risk posture of Unilever and participate in periodic education and awareness sessions. The CETO and CISO report into the CFO, and are responsible for managing and assessing Unilever’s cyber security risk. The CISO has over 20 years of executive-level experience in information technology and cyber security, through leadership roles in various companies. Her background includes: strategy- and architecture-focused roles; technical experience; and expertise in material cyber incident response. The CETO has 25 years of experience of leading global business service and IT organisations across multiple major multinationals, with oversight of cyber security in multiple roles. Outputs from the cyber security risk management process, threat detection capability, vulnerability lifecycle management, and assurance and re-assurance activities drive enterprise-wide visibility and reporting of company performance on cyber security risk posture, influencing and prioritising continuous risk mitigation activities across the enterprise. To make transparent and track the continuous risk mitigation activities across the enterprise, a council of senior individuals and executives meets regularly and forms the membership of the Information Protection Council (IPC). This Council (jointly chaired by the CISO and Chief Privacy Officer) has expertise in cyber security, information technology, enterprise risk, privacy, legal, physical security and internal audit. The IPC actively reviews enterprise-wide cyber security risk management prioritisation, progress and initiatives, providing key operational unlocks and risk prioritisation decisions. These senior individuals have significant experience and expertise across multiple industries, with special expertise in developing and executing cyber security strategy, driving digital transformation, managing information technology, overseeing and embedding data protection and data privacy good practices, the embedding and oversight of financial controls, and operating within complex regulatory and compliance environments. The members of the IPC then drive, as appropriate to their role and responsibilities, first and second line of defence risk reduction activities, providing a whole-of-Unilever approach to the governance of cyber security risk, the embedding of cyber security controls, assurance of those controls and risk posture, and independent re-assurance of our cyber security risk posture. TAXATION The comments below in relation to United Kingdom and United States taxation are based on current United Kingdom and United States federal income tax law as applied in England and Wales and the United States respectively, and HM Revenue & Customs (’HMRC’) and Internal Revenue Service (’IRS’) practice (which may not be binding on HMRC or the IRS) respectively, in each case as at the latest practicable date before the date of this document save that in relation to the United Kingdom it is assumed that the Finance Bill, as ordered to be printed by the United Kingdom government on 7 November 2024, will be enacted without amendments. This discussion does not address any United States or United Kingdom tax consequences to shareholders and ADS holders of the separation of the Ice Cream business, which may depend on certain details of the separation and such tax consequences are not yet known at this time. Taxation for US persons holding shares or American Depositary Shares in PLC The following notes are provided for guidance, but they do not consider the specific circumstances of any particular shareholder or ADS holder, nor do they address all the consequences that may be relevant to STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ADDITIONAL INFORMATION FOR US LISTING PURPOSES Unilever Annual Report and Accounts 2024 217

shareholders or ADS holders subject to special rules. US persons should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their shares or American Depositary Shares (’ADSs’). A US person is a US individual citizen or resident, a corporation organised under the laws of the United States, any state or the District of Columbia, or any other legal person subject to US Federal Income Tax on its worldwide income. United Kingdom taxation on dividends Under United Kingdom law, income tax is not withheld from dividends paid by most United Kingdom companies, including PLC. Shareholders of PLC, whether resident in the United Kingdom or not, receive the full amount of the dividend actually declared. A non-UK resident shareholder or ADS holder holding their shares or ADSs otherwise than in connection with any trade, profession or vocation carried on through a branch, agency or permanent establishment in the UK will not generally be subject to UK tax in respect of dividends paid by PLC. United States taxation on dividends If you are a US person, the distribution up to the amount of PLC’s earnings and profits for US Federal Income Tax purposes will be ordinary dividend income. Any portion of the distribution that exceeds PLC’s earnings and profits is subject to different rules. This portion is a tax-free return of capital to the extent of your basis in PLC’s shares or ADSs, and thereafter is treated as a gain on a disposition of the shares or ADSs. PLC does not maintain calculations of its earnings and profits in accordance with US Federal Income Tax accounting principles. You should therefore assume that any distribution by PLC with respect to the shares will be reported as ordinary dividend income. You should consult your own tax advisers with respect to the appropriate US Federal Income Tax treatment of any distribution received from us. Dividends received by an individual will be taxed at a maximum rate of 15% or 20%, depending on the income level of the individual, provided the individual has held the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that PLC is a qualified foreign corporation and certain other conditions are satisfied. PLC is a qualified foreign corporation for this purpose. In addition, an additional tax of 3.8% will apply to dividends and other investment income received by individuals with incomes exceeding certain thresholds. The dividend is not eligible for the dividends received deduction allowable to corporations. The dividend is foreign source income for US foreign tax credit purposes. For US Federal Income Tax purposes, the amount of any dividend paid in a non-US currency will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by you or the depositary (in the case of ADSs), regardless of whether they are converted into US dollars at that time. If the non-US currency is converted into US dollars on the day they are received, you generally will not be required to recognise foreign currency gain or loss in respect of this dividend income. UK taxation on capital gains Under United Kingdom law, when you dispose of shares or ADSs you may be liable to pay United Kingdom tax in respect of any gain accruing on the disposal. However, if you are either: ■ an individual who is not resident in the United Kingdom for the year in question; or ■ a company which is not resident in the United Kingdom when the gain accrues you will generally not be liable to United Kingdom tax on any gains made on disposal of your shares or ADSs. There are exceptions to this general rule, two of which are: if the shares or ADSs are held in connection with a trade or business which is conducted in the United Kingdom through a branch, agency or permanent establishment; or if the shares or ADSs are held by an individual who becomes resident in the UK having left the UK for a period of non-residence of five years or less and who was resident for at least four of the seven tax years prior to leaving the UK. In such cases, you may be liable to United Kingdom tax in respect of the disposal of shares or ADSs. United States taxation on capital gains If you are a US person, generally you will recognise capital gain or loss for US Federal Income Tax purposes equal to the difference, if any, between the amount realised on the sale and your adjusted tax basis in the shares or ADSs, in each case as determined in US dollars. You should consult your own tax advisers about how to determine the US dollar value of any foreign currency received as proceeds on the sale of shares or ADSs and the treatment of any foreign currency gain or loss upon conversion of the foreign currency into US dollars. The capital gain or loss recognised on the sale will be long-term capital gain or loss if your holding period in the shares or ADSs exceeds one year. Non-corporate US persons are subject to tax on long-term capital gain at reduced rates. The deductibility of capital losses is subject to limitations. The rules governing foreign tax credit are complex and US persons should consult their own tax advisers regarding the US Federal Income Tax consequences in case non-US taxes (if any) are imposed on disposition gains. UK inheritance tax Under the current estate and gift tax convention between the United States and the United Kingdom, shares or ADSs (regardless of whether they are situated in the United Kingdom for inheritance tax purposes) held by an individual shareholder who is: ■ domiciled for the purposes of the convention in the United States; and ■ not for the purposes of the convention a national of the United Kingdom will generally not be subject to United Kingdom inheritance tax: ■ on the individual’s death; or ■ on a gift of the shares during the individual’s lifetime. Where shares or ADSs are held on trust, they will generally not be subject to United Kingdom inheritance tax where the settlor at the time of the settlement: ■ was domiciled for the purposes of the convention in the United States; and ■ was not for the purposes of the convention a national of the United Kingdom. An exception is if the shares or ADSs are part of the business property of a permanent establishment of the shareholder in the United Kingdom or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the United Kingdom. Where shares or ADSs are subject to United Kingdom inheritance tax and United States federal gift or federal estate tax, the amount of the tax paid in one jurisdiction can generally be credited against the tax due in the other jurisdiction. However, the rules governing the creditability of United Kingdom inheritance tax and United States estate taxes are complex, and shareholders and ADS holders should consult their own advisers regarding the application of these rules in their particular circumstances. Where a United Kingdom inheritance tax liability is prima facie not payable by virtue of the convention, that tax can become payable if any applicable federal gift or federal estate tax on the shares or ADSs in the United States is not paid. Where shares are dealt with through a clearing system or in the form of ADSs, the situs of the shares may not be determinative of the situs of the interests held by holders through such system or of such ADSs for United Kingdom inheritance tax purposes. Where shares are dealt with through Euroclear Nederland, there are arguments that the interests of participants in Euroclear Nederland will be situated outside the United Kingdom for the purposes of United Kingdom inheritance tax so long as Euroclear Nederland maintains the book-entry register of such participants’ interests outside the United Kingdom, although HMRC may not accept this analysis. Similarly, there are arguments that ADSs registered on a register outside the United Kingdom will be situated outside the United Kingdom for the purposes of United Kingdom inheritance tax, although again HMRC may not accept this analysis. Shareholders to whom this may be relevant should consult an appropriate professional adviser. If the ADSs or the shares dealt with through Euroclear Nederland or both are not situated in the United Kingdom, a gift of such ADSs or such shares by, or the death of, an individual holder of such assets who is: ■ Prior to 6 April 2025, neither domiciled nor deemed to be domiciled (under certain rules relating to long residence or previous domicile) in the United Kingdom; or ■ From 6 April 2025, a ’Long-Term UK Resident’ (an ’LTR’) for UK inheritance tax purposes (see below) will not generally give rise to a liability to United Kingdom inheritance tax regardless of whether the estate and gift tax convention between the United States and the United Kingdom applies. Under the rules applicable from 6 April 2025, generally, any individual who is resident in the UK for at least 10 of the previous 20 years will be an LTR for UK inheritance tax purposes. ■ Special rules may also apply to such ADSs or such shares dealt with through Euroclear Nederland that are held on trust. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ADDITIONAL INFORMATION FOR US LISTING PURPOSES 218 Unilever Annual Report and Accounts 2024 UK stamp duty and stamp duty reserve tax The statements in this section are intended as a general guide to the current United Kingdom stamp duty and stamp duty reserve tax (’SDRT’) position. Special rules apply to certain transactions such as transfers of the shares to a company connected with the transferor and those rules are not described below. Investors should also note that certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for SDRT under the Stamp Duty Reserve Tax Regulations 1986. ISSUE OF SHARES No stamp duty or SDRT will arise on the issue of shares by PLC. TRANSFER OF SHARES Except in relation to clearance services and depositary receipt systems (to which special rules outlined below apply), stamp duty at the rate of 0.5 per cent (rounded up to the next multiple of £5) of the amount or value of the consideration given will generally be payable on an instrument transferring PLC shares. A charge to SDRT will also generally arise on an unconditional agreement to transfer PLC shares (at the rate of 0.5 per cent of the amount or value of the consideration payable). However, if within six years of the date of the agreement becoming unconditional, an instrument of transfer is executed pursuant to the agreement, and stamp duty is paid on that instrument, any SDRT already paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made, and any outstanding liability to SDRT will be cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee. SHARES HELD THROUGH CLEARANCE SERVICES INCLUDING EUROCLEAR NEDERLAND Special rules apply where shares are issued or transferred to, or to a nominee or agent for, a person providing a clearance service. In such circumstances, SDRT or stamp duty may be charged at a rate of 1.5 per cent (the ’1.5% Charge’), with subsequent transfers within the clearance service then being free from SDRT and stamp duty (except in relation to clearance service providers that have made an election under section 97A(1) of the Finance Act 1986 which has been approved by HMRC, to which the special rules apply). However, the 1.5% Charge does not arise in respect of (i) transfers of shares into clearance services where such transfers are in the course of a capital-raising arrangement (being arrangements pursuant to which securities are issued by a company for the purpose of raising new capital), or instruments which effect such transfers; and (ii) transfers of shares in to clearance services where such transfers are in the course of arrangements for the first listing of the shares of a company on a recognised stock exchange and where such arrangements do not affect the beneficial ownership of the shares, or instruments which effect such transfers. Accordingly, specific professional advice should be sought in relation to the application of the 1.5% Charge. There is an exception from the 1.5% Charge on the transfer to, or to a nominee or agent for, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986, which has been approved by HMRC. In these circumstances, SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer will arise on any transfer of shares in PLC into such an account and on subsequent agreements to transfer such shares within such account. Any liability for stamp duty or SDRT in respect of a transfer into a clearance service, or in respect of a transfer within such a service, which does arise will strictly be accountable by the clearance service system operator or their nominee, as the case may be, but may, in practice, be payable by the participants in the clearance service system. SHARES HELD IN ADS FORM There should be no stamp duty or SDRT on an issuance of shares into a depositary receipt system. A transfer of shares into a depositary receipt system may be subject to SDRT, or stamp duty may be charged at a rate of 1.5 per cent, with subsequent transfers of depositary receipts then being free from SDRT. However, this 1.5% Charge does not arise in respect of (i) transfers of shares into depositary receipt systems where such transfers are in the course of a capital-raising arrangement (being arrangements pursuant to which securities are issued by a company for the purpose of raising new capital), or instruments which effect such transfers; and (ii) transfers of shares into depositary receipt systems where such transfers are in the course of arrangements for the first listing of the shares of a company on a recognised stock exchange and where such arrangements do not affect the beneficial ownership of the shares, or instruments which effect such transfers. Accordingly, specific professional advice should be sought in relation to the application of this 1.5% Charge. Any liability for stamp duty or SDRT in respect of a transfer of shares into a depositary receipt system that does arise will strictly be accountable by the depositary receipt system operator or its nominee but may, in practice, be payable by the relevant holder of the depositary receipts. An issue of ADSs by Deutsche Bank Trust Company Americas as depositary in respect of the ADSs will not be subject to stamp duty or SDRT. An agreement for the transfer of ADSs should not be subject to SDRT but a charge to stamp duty will technically arise on the transfer of ADSs if it is executed in the UK or relates to any property situated, or to any matter or thing done or to be done, in the UK. However, the only sanction for failing to pay such stamp duty is that the instrument of transfer cannot be produced as evidence in a UK court. Therefore, no UK stamp duty should in practice be payable on the acquisition or transfer of existing ADSs or transfer of beneficial ownership of ADSs. US backup withholding and information reporting Payments of dividends and other proceeds with respect to ordinary shares or ADSs by a US (or US connected) paying agent or a US (or US connected) intermediary will be reported to you and to the IRS as may be required under applicable regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to comply with applicable certification requirements. Some holders are not subject to backup withholding. You should consult your tax adviser as to your qualification for an exemption from backup withholding and the procedure for obtaining an exemption. Disclosure requirements for certain US holders US individuals and certain US entities that hold certain specified non-US financial assets, including stock in a non-US corporation, with values in excess of certain thresholds are required to file Form 8938 with their US Federal Income Tax return. Such Form requires disclosure of information concerning such non-US assets, including the value of the assets. Failure to file the Form when required may subject you to penalties. An exemption from reporting applies to non-US assets held through a US financial institution generally including a non-US branch or subsidiary of a US institution and a US branch of a non-US institution. Investors are encouraged to consult with their own tax advisers regarding the possible application of this disclosure requirement to their investment in the shares or ADSs. Description of securities other than equity securities Deutsche Bank serves as the depositary (Depositary) for PLC’s American Depositary Receipt Programme. Depositary fees and charges for PLC Under the terms of the Deposit Agreement for the PLC American Depositary Shares (ADSs), an ADS holder may have to pay the following service fees to the depositary bank: ■ Issuance of ADSs: up to US 5¢ per ADS issued. ■ Cancellation of ADSs: up to US 5¢ per ADS cancelled. ■ Processing of dividend and other cash distributions not made pursuant to a cancellation or withdrawal: up to US 5¢ per ADS held. An ADS holder will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as: ■ fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in the United Kingdom (i.e. upon deposit and withdrawal of shares); ■ expenses incurred for converting foreign currency into US dollars; ■ expenses for cable, telex and fax transmissions and for delivery of securities; ■ taxes and duties upon the transfer of securities (i.e. when shares are deposited or withdrawn from deposit); ■ fees and expenses incurred in connection with the delivery or servicing of shares on deposit; and ■ fees incurred in connection with the distribution of dividends. Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these transaction fees to their clients. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ADDITIONAL INFORMATION FOR US LISTING PURPOSES Unilever Annual Report and Accounts 2024 219 Note that the fees and charges an investor may be required to pay may vary over time and may be changed by us and by the depositary bank. Notice of any changes will be given to investors. Depositary payments – fiscal year 2024 Deutsche Bank has been the depositary bank for its American Depositary Receipt Programme since 1 July 2014. Under the terms of the Deposit Agreement, PLC is entitled to certain reimbursements, including processing of cash distributions, reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), dividend fees and program-related expenses (that include expenses incurred from the requirements of the US Sarbanes-Oxley Act of 2002). In relation to 2024, PLC received $5,084,322 from Deutsche Bank. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES Defaults programme There has been no material default in the payment of principal, interest, a sinking or purchase fund instalment or any other material default relating to indebtedness of the Group. Dividend arrearages and delinquencies There have been no arrears in payment of dividends on, and material delinquency with respect to, any class of preferred stock of any significant subsidiary of the Group.  ARTICLES OF ASSOCIATION Lapse of distributions Any PLC dividend unclaimed after 12 years from the date of the declaration of the dividend by PLC reverts to PLC. Any unclaimed dividends may be invested or otherwise applied for the benefit of PLC while they are claimed. PLC may also cease to send any cheque for any dividend on any shares normally paid in that manner if the cheques in respect of at least two consecutive dividends have been returned to PLC or remain uncashed. Unilever N.V., the former parent company of the Unilever Group alongside PLC, was merged in to PLC and dissolved in November 2020 (Unification). The time periods for the right to claim cash dividends or the proceeds of share distributions declared by Unilever N.V. before Unification will remain at 5 and 20 years, respectively, after the first day the dividend or share distribution was obtainable from Unilever N.V. Any such unclaimed amounts will revert to Unilever PLC after the expiry of these time periods. Redemption provisions and capital call Outstanding PLC ordinary shares cannot be redeemed. PLC may make capital calls on money unpaid on shares and not payable on a fixed date. PLC has only fully paid shares in issue. Modification of rights Modifications to PLC‘s Articles of Association must be approved by a general meeting of shareholders. Modifications that prejudicially affect the rights and privileges of a class of PLC shareholders require the written consent of three-quarters of the affected holders (excluding treasury shares) or a special resolution passed at a general meeting of the class at which at least two persons holding or representing at least one-third of the paid-up capital (excluding treasury shares) must be present. Every shareholder is entitled to one vote per share held on a poll and may demand a poll vote. At any adjourned general meeting, present affected class holders may establish a quorum. Required majorities Resolutions are usually adopted at the Company‘s General Meetings by an absolute majority of votes cast, unless there are other requirements under the applicable laws or the Company‘s Articles. For example, there are special requirements for resolutions relating to the alteration of the Articles of Association and the liquidation of the Company. A proposal to alter the Articles of the Company can be made either by the Company‘s Board or by requisition of shareholders in accordance with the UK Companies Act 2006. Unless expressly specified to the contrary in the Company‘s Articles, the Company‘s Articles may be amended by a special resolution. The Company‘s Articles can be found on our website. PURCHASES OF EQUITY SECURITIES Share purchases during 2024 Please also refer to the ‘Shares’ section on page 79. In 2024, 27,368,909 PLC ordinary shares or ADSs were purchased by or on behalf of PLC or any ‘affiliated purchaser‘, as defined in Section 10b-18(a)(3) of the US Securities Exchange Act of 1934, during the period covered by this Annual Report on Form 20-F. The following table shows details of such purchases of shares made by the Company during 2024: The Company announced its share buyback programme of up to €1.5 billion on 8 February 2024, and completed the programme on 5 November 2024. Under the First Tranche, which was announced on 17 May 2024, a total of 13,437,701 ordinary Unilever PLC shares were purchased with an aggregate market value equivalent of €700,101,906. Under the Second Tranche, which was announced on 13 September 2024, a total of 13,931,208 ordinary Unilever PLC shares were purchased with an aggregate market value equivalent of €799,897,969. On 13 February 2025, the Company announced a further share buyback of up to €1.5 billion. As at 21 February 2025 (the latest practicable date for inclusion in this report), 4,101,196 ordinary Unilever PLC shares had been bought back under this new share buyback programme. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ADDITIONAL INFORMATION FOR US LISTING PURPOSES 220 Unilever Annual Report and Accounts 2024 2024 Total Number of Shares purchased Average Price Paid Per Share (EUR) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs Maximum Number (or Approximate Euro Value) of Shares that May Yet be Purchased Under the Plans or Programs January – – – – February – – – – March – – – – April – – – – 17 May - 31 May 3,476,252 50.16 3,476,252 – 3 June - 28 June 3,838,784 51.84 3,838,784 – 1 July - 31 July 3,950,852 51.81 3,950,852 – 1 August - 30 August 2,171,813 56.16 2,171,813 – 13 September - 30 September 4,487,000 58.35 4,487,000 – 1 October - 31 October 7,559,263 57.05 7,559,263 – 1 November - 5 November 1,884,945 56.62 1,884,945 – December – – – – Total 27,368,909 54.8 27,368,909 – MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING In accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Group’s internal control over financial reporting (as defined in rule 13a–15(f) or rule 15d–15(f) under the US Securities Exchange Act of 1934): ■ Unilever’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group; ■ Unilever’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework (2013) is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting; ■ Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2024 and has concluded that such internal control over financial reporting is effective. Management’s assessment and conclusion excludes K18, Inc as this entity was acquired on 1 February 2024. This entity is included in our 2024 consolidated financial statements, and constituted 0.17% of our total assets as at 31 December 2024 and 0.19% of total turnover for the year ended 31 December 2024; and ■ KPMG LLP, who have audited the consolidated financial statements of the Group for the year ended 31 December 2024, have also audited the effectiveness of internal control over financial reporting as at 31 December 2024 and have issued an attestation report on internal control over financial reporting. PRINCIPAL ACCOUNTANT FEES AND SERVICES Our independent registered public accounting firm is KPMG LLP, London, United Kingdom, Auditor Firm ID: 1118 € million 2024 € million 2023 € million 2022 Audit fees(a) 32 23 23 Audit-related fees(b)(c) 16 1 1 Tax fees(d) – – – All other fees(d) – – – (a) Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2023: less than €1 million individually and in aggregate; 2022: less than €1 million individually and in aggregate). (b) Includes other audit services, which comprise audit and similar work that regulations or agreements with third parties require the auditors to undertake. (c) 2024 includes fees payable for reporting accountant services on the historical financial information of the Ice Cream business and CSRD assurance reporting services. (d) Amounts paid in relation to each type of service are individually less than €1 million. In aggregate, the fees paid were less than €1 million (2023: less than €1 million, 2022: less than €1 million). GUARANTOR STATEMENTS On 26 July 2023, Unilever Finance Netherlands B.V. and Unilever Capital Corporation (UCC) filed a US Shelf registration, which was unconditionally and fully guaranteed by Unilever PLC (PLC) and Unilever United States, Inc. (UNUS). In relation to the US Shelf registration, US$10.95 billion of Notes were outstanding at 31 December 2024 (2023: US$11.2 billion; 2022: US$10.75 billion) with coupons ranging from 1.375% to 5.900%. These Notes are repayable between 22 March 2025 and 12 August 2051. All debt securities issued by UCC are senior, unsecured and unsubordinated and are fully and unconditionally guaranteed, on a joint and several basis, by PLC and UNUS. UCC and UNUS are 100% subsidiaries of Unilever PLC and are consolidated in the financial statements of the Unilever Group. In addition, there are no material assets in the guarantor entities apart from intercompany investments and balances. Therefore, as allowed under Rule 13-01 of regulation S-X, we have excluded the summarised information for each issuer and guarantor. The guarantees provide that, in case of the failure of the relevant issuer to punctually make payment of any principal, premium or interest, each guarantor agrees to ensure such payment is made when due whether at the stated maturity or by declaration of acceleration, call for redemption or otherwise. The guarantees also provide that the Trustee shall be paid any and all amounts due to it under the guarantee upon which the debt securities are endorsed. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ADDITIONAL INFORMATION FOR US LISTING PURPOSES Unilever Annual Report and Accounts 2024 221

222 Unilever Annual Report and Accounts 2024 Sustainability Statement 224 General Information 230 Environmental Disclosures 267 Social Disclosures 287 Governance Disclosures 293 KPMG LLP’s Independent Assurance Report Unilever Annual Report and Accounts 2024 223 GENERAL BASIS FOR PREPARATION Overview We have prepared a sustainability statement for Unilever PLC and its subsidiary undertakings (Unilever) in accordance with the European Sustainability Reporting Standards (the ESRS) as issued by Delegated Regulation (EU) 2023/2772 on 31 July 2023. The sustainability statement presents information about Unilever’s material impacts, risks and opportunities in relation to environmental, social and governance matters. The statement comprises four sections: ■ General Information – summarises our basis of preparation for the sustainability statement, including the governance of our sustainability strategy and our assessment of our material impacts, risks and opportunities (IROs). ■ Environmental Disclosures – provides a consolidated view of our processes to identify our material IROs and overarching policies that govern our responses to these matters across our own operations and value chain. This also includes our actions, metrics and targets related to Climate, Pollution, Water, Biodiversity and Ecosystems, and Resource Use and Circular Economy. Climate disclosures consolidate our Task Force on Climate Disclosures (TCFD) and Climate Transition Action Plan (CTAP) progress report. ■ Social Disclosures – provides a consolidated view of our processes to identify our material IROs and our holistic approach to human rights across our operations and value chain. This also includes our actions, metrics and targets related to Own Workforce, Workers in the Value Chain, Affected Communities and Consumers and End-Users. ■ Governance Disclosures – provides an overview of Unilever’s business conduct and Speak Up processes across our own operations and value chain. Scope We define Unilever PLC and its subsidiary undertakings as our own operations for the purpose of these disclosures which is consistent with the scope of our consolidated financial statements. We have no operational control1 over our associates and joint ventures; therefore, they are not included in our sustainability statement as part of our own operations. The reporting period for this statement is consistent with the reporting period of the consolidated financial statements which is 12 months from 1 January to 31 December 2024.2 We have not excluded any information corresponding to intellectual property, know-how or results of innovation on the basis of commercial sensitivity. Upstream and downstream value chain The scope of the sustainability statement is extended to include our upstream and downstream value chain, to the extent that they are connected to Unilever’s material impacts, risks and opportunities. Generally referred to as our business partners, Unilever defines its upstream and downstream value chain as: Upstream value chain – We procure a large number of raw materials for the manufacture and sale of our products, including many different crops and packaging materials. Our global supply chain works with over 50,000 Tier 1 suppliers across 150 countries. Tier 1 suppliers are defined as those who invoice Unilever for goods and services. We also consider suppliers that perform work subcontracted by a Tier 1 supplier in our upstream value chain. In addition, we partner with third parties where we outsource the manufacturing and packaging of certain products, referred to as collaborative manufacturing. Downstream value chain – Around 3.4 billion people use our products every day. To ensure our products are accessible to our customers, we partner with distributors and large and small retailers across different trading environments and channels. We also consider companies that distribute or sell on behalf of Unilever as part of our downstream value chain including agents, franchisers and importers. We have only included narrative and metric disclosures about direct and indirect business relationships in our upstream and downstream value chain where such information is readily available to us. This includes omitting value chain data from metrics unless stated otherwise. Comparative information For the first year of reporting, the ESRS does not require us to include comparative information. Therefore, we have not included any comparators except for where the information was already disclosed in prior-year financial reports. It is Unilever’s policy to restate a metric in the following cases, where accurate and reliable data is available to enable us to recalculate or estimate the impact and where the impact is material: ■ An error resulting from incorrect data or calculation; ■ A change in reporting requirements; ■ Better assumptions or more accurate data being available; or ■ Where we have assessed a disposal as a discontinued operation. Baseline values, base years and targets The disclosure of targets within the sustainability statement is fully aligned with Unilever’s 15 external sustainability goals across four priority areas: Climate, Nature, Plastics and Livelihoods. Targets are set based on several factors, including bottom-up roadmaps, reasonable ambition, and industry standards where relevant. We will review the need for further targets in line with our strategy. It is Unilever’s policy to review the baseline values, base years and targets when we identify a material change such as significant acquisitions, disposals, structural changes or assumptions updates (a 5% review threshold will be applied) and when accurate and reliable data is available. We have made no adjustments in the reporting period for acquisitions or disposals. Sources of estimations and outcome uncertainty Metrics are prepared in accordance with the definitions as set out in the ESRS, unless stated otherwise. Any Unilever-specific definitions are included where applicable. The data and assumptions used in the sustainability statement are consistent with the corresponding financial data and assumptions used in our 2024 consolidated financial statements. Where we have not been able to directly measure metrics, we have estimated them using internal and external data from a variety of sources. This includes, but is not limited to, indirect sources such as supplier invoices, publicly available benchmarks, or scientific research. For any metric that is subject to a high level of measurement uncertainty, we have disclosed the source of uncertainty and the key assumptions, approximations and judgements made to arrive at that estimate. Measurement of the 2024 metrics has not been validated by an external body other than the assurance provider. Measurement of 2023 and 2022 metrics were subject to independent limited assurance by PricewaterhouseCoopers (PwC) LLP where relevant, based on plans approved by the Audit Committee. KPMG LLP’s Independent Assurance Report is detailed on page 293 and previous PwC assurance reports are published in the Sustainability Reporting Centre on unilever.com. GOVERNANCE Oversight of sustainability matters The accountability for managing Unilever’s material sustainability impacts, risks and opportunities aligns to Unilever’s overarching governance structure. While the Board takes overall accountability for the management of all material impacts, risks and opportunities, the CEO supported by the ULE is ultimately responsible for oversight of any material sustainability impacts, risks and opportunities. The Board identity, composition and employee representation as at 31 December 2024 is covered in our Corporate Governance statement and Report of the Nominating and Corporate Governance Committee, detailed on pages 66 to 85. This includes the relevant skills and expertise to oversee sustainability matters, and how they relate to Unilever’s impacts, risks and opportunities. Role of supervisory bodies The reporting lines between the Board, Board subcommittees and ULE are detailed in our Corporate Governance statement on page 65. The terms of reference of each Committee is documented in the Governance of Unilever and published on our website. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS General Information 224 Unilever Annual Report and Accounts 2024 1. Defined by Annex II of the July 2023 delegated act as the situation where the undertaking has the ability to direct the operational activities and relationships of the entity, site, operation or asset. 2. For the year ending 31 December 2024, no Unilever European subsidiaries are required to prepare separate ESRS statements. The Board delegates sustainability matters to the following Board subcommittees: ■ The Corporate Responsibility Committee oversees the development and progress of Unilever’s sustainability agenda, including performance against our sustainability goals. The Committee also reviews sustainability-related impacts, risks and opportunities and associated reputational matters (see page 92). This includes a standing agenda item from the Chief Corporate Affairs and Sustainability Officer (CSO). ■ The Audit Committee is responsible for reviewing the effectiveness of our risk management processes, including the double materiality assessment. In addition, the Committee oversees the non-financial disclosures in our Annual Report and Accounts which encompasses disclosures under the ESRS, and reviews any internal and external assurance activities obtained over the disclosures (see page 88). ■ The Compensation Committee supports the delivery of the sustainability strategy through the alignment of Unilever’s long-term incentive plan (Performance Share Plan) to the sustainability agenda and priority areas (see page 102). ■ The Nominating and Corporate Governance Committee is responsible for ensuring that the composition of the Board includes sufficient skills and experience in sustainability matters to effectively deliver on the sustainability agenda (see page 82). Role of management bodies In 2024, the ULE discussed and approved our refocused sustainability strategy and the 15 external goals across the four priority areas: Climate, Nature, Plastics and Livelihoods. Our priority areas help inform the identification of our material impacts, risks and opportunities (IROs). Each IRO is owned by a ULE member and detailed mitigation plans are documented with action owners and timelines. Unilever’s policies and standards define mandatory requirements across a number of specialist areas, which are key in mitigating these risks. At least quarterly, the ULE discuss key strategic matters relating to our four sustainability priorities and progress against our targets. Unilever’s global Sustainability function is led by our CSO and is divided into three core areas: ■ Dedicated Business Group Sustainability teams, reporting directly into the CSO, who work closely with the relevant Business Group teams and leadership, to ensure that sustainability impacts, risks and opportunities are embedded into their strategies, and that progress against actions and targets is monitored. ■ A specialist Sustainability Corporate Centre team that develops our sustainability strategy and policies while also driving transformational change across markets through advocacy and partnerships. ■ Country Sustainability teams who translate the global strategy into local plans, engage with local stakeholders to drive transformational change and work with partners to deliver shared priorities. Our Supply Chain and Procurement functions are critical to supporting our Business Groups on the delivery of our 15 goals within our manufacturing operations, and through extensive collaboration with our suppliers and other value chain partners. They are primarily responsible for our impact measurement capability as well as the systems and data to support the sustainability metrics we report. Our Business Groups, Supply Chain and Procurement teams are supported by a team of experts in Research & Development (R&D) and Finance corporate functions who are focused on innovation, investment business cases, scope and calculation methodologies for our metrics and sustainability reporting. We regularly engage with our investors on a wide range of sustainability matters including our climate strategy. In April 2024, our updated Climate Transition Action Plan (CTAP) was endorsed by an advisory vote at our AGM. Sustainability performance and incentives We continue to formally link remuneration for management employees, including the ULE, to performance against our sustainability goals. The long-term Performance Share Plan (PSP) is linked to financial and sustainability performance, guided by our Sustainability Progress Index (SPI), which accounts for 15% of the total PSP award. The SPI is an assessment made jointly by the Corporate Responsibility Committee and the Compensation Committee. In 2024, we determined the SPI by considering performance against four sustainability targets related to each of our priority areas: Climate, Nature, Plastics and Livelihoods. For further information on SPI outcomes for 2024, see page 105 and for the SPI targets for the PSP 2025–2027, see page 102. In addition, the ULE and the Board discuss progress against the four metrics of our SPI tied to our reward quarterly. Sustainability due diligence Unilever’s approach to responsible business embeds human rights and environmental matters into our due diligence processes. The mechanisms to identify, mitigate and account for how we address actual and potential negative environmental and human rights impacts is detailed throughout our sustainability statement. The table below provides a mapping of the core elements of our due diligence approach. Core elements Paragraphs in the sustainability statement Embedding due diligence in our governance, strategy and business model In this section under Governance and Strategy and business model. Climate disclosures page 235, Biodiversity and Ecosystem disclosures page 254, and Social disclosures page 267. Engaging with affected stakeholders In this section under Interests and views of stakeholders and Double materiality. Engaging on human rights impacts page 270, Own workforce engagement 272, Value chain workers engagement page 279, Affected communities engagement page 282, and Consumer and end-users engagement page 284 and 286. Identifying and assessing adverse impacts In this section under Double materiality. Environmental IROs page 230, Social IROs page 267 and Governance IROs page 287. Further details are included in each topical standard. For page references, see Index page 295. Taking actions to address those adverse impacts Actions sections from each topical standard. For page references, see Index page 295. Tracking the effectiveness of these efforts and communicating the results Targets and Metrics sections from each topical standards. For page references, see Index page 295. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GENERAL INFORMATION Unilever Annual Report and Accounts 2024 225

Sustainability reporting controls We have established processes to assess and manage risks related to the integrity of the information disclosed in our sustainability statement. This assessment identified that completeness, accuracy and availability of the sustainability information are key reporting risks to be considered when preparing the sustainability statement. Unilever's Group Controller oversees our sustainability statement as a whole, and is responsible for managing these risks. For each of the 10 ESRS topics we are reporting on, a ULE Topical Owner is in place and appoints owners for the narrative and metrics elements of those disclosures. Metrics owners are responsible for developing and documenting the Basis of Preparation (BoP) for each metric, which provides the key Unilever definitions and scope, as well as an explanation of how the data is collected and calculated and any key assumptions made. Narrative owners are responsible for the collection and preparation of narrative disclosures. Each narrative and metric is signed off by the respective owner and subject to management assurance to check that the ESRS disclosure requirements are addressed, claims are supported by evidence and that metrics align to the BoPs. The Audit Committee oversees the reporting of ESRS information and reviews the processes and controls that are the basis for its preparation. It is supported by the Disclosure Committee, which oversees the accuracy, materiality and timeliness of the sustainability statement, and evaluates the adequacy of Unilever’s disclosure processes and controls including in relation to the ESRS information. Independent limited assurance is performed by KPMG. STRATEGY AND BUSINESS MODEL Our strategy and business model are described in our Strategic Report on pages 2 to 5. We produce and sell consumer goods across our five Business Groups: Beauty & Wellbeing, Personal Care, Home Care, Foods, and Ice Cream.3 With a global footprint, we operate over 250 factories worldwide and employ over 120,000 employees.4 For over two decades, we have been driving an ambitious sustainability agenda. In April 2024, we launched our new Growth Action Plan (GAP). This included a refreshed approach to our sustainability leadership to ensure we are more focused on resource allocation, more urgent in delivering our long-term priorities through short-term goals, and more systemic in delivering the greatest impact to our stakeholders. This was supported by the launch of our updated Climate Transition Action Plan in May 2024, which gained 97.5% of shareholder votes. At an external event on 8 May 2024, we announced four long-term sustainability priority areas: climate, nature, plastics and livelihoods. The priority areas are underpinned by 15 voluntary goals. At this event, we consulted with a wide range of external stakeholders for feedback on our strategy. In addition, in December 2024, we relaunched the Unilever Sustainability Advisory Council, made up of a group of independent sustainability experts, who help guide our strategy. Progress against the 15 goals is detailed in the relevant target sections. Our sustainability strategy leverages our global value chain, working in partnership with our stakeholders to reach our long-term goals together. The sustainability strategy is embedded into overall business performance and each Business Group is responsible for delivering against our actions and targets. Alongside our four sustainability priorities, we remain fully committed to operating as a responsible business by respecting human rights, advancing diversity and inclusion, doing business with integrity and ensuring the safety of people. INTEREST AND VIEWS OF STAKEHOLDERS Unilever identifies six stakeholder groups as critical to our future success: shareholders, our people, consumers, customers, suppliers & business partners, and planet & society. These stakeholders are selected because they are individuals or groups of individuals affected by our operations (e.g. affected communities and consumers), as well as the users of our sustainability statement (e.g. prospective investors). Our Governance report, on page 74, details how we consider and engage with each of the six stakeholder groups. This includes their interests and views as they relate to our strategy and business model, to the extent that they were analysed during our due diligence and double materiality assessment processes. Additionally, we engage with these stakeholders to identify and manage our material impacts, risks and opportunities in relation to environmental, social and governance sustainability matters. Engagement processes and results for each stakeholder group are discussed during Board meetings, with outputs for 2024 summarised on page 72. DOUBLE MATERIALITY Overview The ESRS require that we report on sustainability matters in which we have or could have a material impact on people or the environment, both positive and negative in nature, as well as where they present risks and opportunities to our business success. Those material impacts, risks and opportunities (IROs) can arise from our own operations or through actors in our value chain. Impacts are not limited by proximity or contractual relationship, but may occur at any stage of our upstream or downstream value chain, as a result of our operations, or as a result of the use or disposal of our products. Our double materiality assessment (DMA) has been designed to help us identify our material IROs and therefore which sustainability matters we should report on. The material IROs are reviewed on an ongoing basis, and formally by senior management, the Corporate Responsibility Committee and the Audit Committee at least once a year. Double materiality assessment process We followed a four-step process to identify our material IROs: Step 1: Identification of potentially relevant IROs. The outputs of existing engagement channels and previous risk assessments, along with targeted interviews and questionnaires with key internal sustainability experts, were used to collate a complete list of all potentially relevant IROs. This approach ensured that the perspectives of all key stakeholder groups, including affected communities, were considered during the assessment process. Positive impacts and financial opportunities resulting from the mitigation of negative impacts or risks were considered during the identification step but it was decided these would be included as actions within each topical standard rather than as individual IROs. Step 2: Impact Materiality Assessment to identify material impacts we are connected to. An impact is the effect an undertaking has or could have on the environment and people to which it is connected through its own operations or its value chain. Impacts can be positive or negative in nature. We undertook an initial assessment of each potentially relevant impact to consider whether the matter identified had an actual or potential impact on the world. The potentially relevant impacts were then scored using a scale of 1–5 with consideration of scale, scope and remediable character (to calculate an average severity score) and likelihood (where an actual impact was scored 5). A quantitative threshold was applied to each potentially relevant impact to determine whether it was material. Step 3: Financial Materiality Assessment to identify our material risks and opportunities. We undertook an assessment of each potentially relevant risk or opportunity identified, including the connection of impacts and dependencies, to determine whether it was financially material to Unilever. Using our Enterprise Risk Management (ERM) methodology, the potentially relevant risks and opportunities were scored using a scale of 1-5 with consideration of magnitude (impact on turnover/operating profit) and likelihood. A quantitative threshold was applied to each potentially relevant risk or opportunity to determine whether it was material. For climate- and plastic-related risks, consideration was given to the potential financial effects calculated through our scenario analysis, as detailed on pages 235 and 262. The assessment also considered our existing Enterprise Risk Management (ERM) processes and Principal Risk definitions, as set out on page 51, to support in the prioritisation of the risks and opportunities. Step 4: Validation and disclosure requirement mapping. The output of the DMA was validated with each sustainability expert with oversight from our Chief Corporate Affairs and Sustainability Officer, Chief Supply Chain Officer, Chief People Officer and Group Controller. The double materiality assessment was reviewed at year-end and approved by the Audit Committee to ensure the conclusions remained appropriate. We evaluated our material IROs against the disclosure requirements of each ESRS to identify which disclosure requirements apply. IROs were assessed on a gross basis (assuming no mitigating action has been taken to reduce the risk) at both a consolidated and Business Group level. Where relevant, scoping information is included in the IRO descriptions. Our methodology considered whether the IRO would occur in the short, medium and/or long term. The time horizon for each IRO has been reflected through relevant policies, actions and targets described in our topical disclosures. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GENERAL INFORMATION 226 Unilever Annual Report and Accounts 2024 3. For segmental information, see Financial Statements – note 2 on page 145. 4. For headcount by geographical area, see Own Workforce disclosures on page 274. Interaction with strategy and business model In April 2024, we updated our sustainability strategy as part of our new GAP. No changes were made to our strategy or business model in response to the material IROs identified through the DMA process. The Directors assess Unilever’s resilience through the going concern assessment on page 120 in our Statement of Directors’ Responsibilities (one-year time horizon) and viability statement (three-year time horizon) on page 60 in our Strategic Report. For more information on our resilience regarding material climate and biodiversity IROs, refer to the relevant topical disclosures. Our actions to address our material IROs are embedded in the strategy of our five Business Groups and therefore not all costs are separately identifiable. In 2024, where we could separately identify costs, none of the costs met our definition of significant operational or capital expenditure based on a quantitative materiality threshold. We have excluded anticipated financial effects of the undertaking’s material risks and opportunities on its financial position, financial performance and cash flows over the short, medium and long term. However, for Climate and Plastic where we have performed a scenario analysis, we have calculated the potential financial impacts under different scenarios. In addition, we have not identified any material current financial effects related to our IROs on our operations, value chain, strategy and decision-making. We provide more detailed information about the interaction of our IROs with the strategy and business model in our topical disclosures. Our 2024 material impacts, risks and opportunities A summary of our material IROs is included below; further detailed descriptions are included at the start of each topical section. IROs that require entity-specific disclosures, i.e. are not covered by the ESRS, are denoted by the symbol (†). The specific processes and detailed descriptions of our material IROs are disclosed in the Environmental IROs section on page 230, the Social IROs section on page 267 and the Governance IROs section on page 287. CLIMATE GHG emissions in our operations and our value chain Negative Impact Own Operations; Value Chain Changing climate and extreme weather events Risk Own Operations; Value Chain Carbon tax Risk Own Operations; Value Chain Land use pressures and regulation Risk Own Operations; Value Chain Energy transition Risk Own Operations Product regulations and claims: composition and sourcing transparency Risk Own Operations Material impact, risk or opportunity POLLUTION Pollution of air, soil and water (excluding plastic pollution) Negative Impact Own Operations; Value Chain Non-biodegradable substances † Negative Impact Own Operations; Value Chain Material impact, risk or opportunity WATER Water withdrawal from our own operations and upstream value chain actors leading to water shortages Negative Impact Own Operations; Value Chain Reducing product demand due to consumer awareness of water scarcity and water shortages Risk Value Chain Material impact, risk or opportunity BIODIVERSITY AND ECOSYSTEMS Ecosystem degradation and ecosystem service failures Negative Impact Value Chain Ecosystem degradation leading to reduction of crop yields in key sourcing locations Risk Value Chain Systemic risk of biodiversity collapse Risk Value Chain Increased activism, legal or non-compliance costs resulting from biodiversity degradation and loss Risk Own Operations; Value Chain Material impact, risk or opportunity STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GENERAL INFORMATION Unilever Annual Report and Accounts 2024 227 † Entity-Specific Disclosure RESOURCE USE AND CIRCULAR ECONOMY Plastic pollution Negative Impact Own Operations; Value Chain Hazardous waste Negative Impact Own Operations Extended producer responsibility (EPR) schemes for packaging and other plastic-related taxes † Risk Own Operations Material impact, risk or opportunity OWN WORKFORCE AND WORKERS IN THE VALUE CHAIN Talent Risk Own Operations Capability building across our value chain to improve livelihoods † Positive Impact Value Chain Salient human rights issues Bullying and harassment Negative Impact Own Operations; Value Chain Discrimination Negative Impact Own Operations; Value Chain Forced labour Negative Impact Own Operations; Value Chain Fair wages and income Negative Impact Own Operations; Value Chain Working hours Negative Impact Own Operations; Value Chain Health Negative Impact Own Operations; Value Chain Freedom of association and collective bargaining Negative Impact Own Operations; Value Chain Material impact, risk or opportunity AFFECTED COMMUNITIES Salient human rights issues Land rights, including Indigenous rights Negative Impact Own Operations; Value Chain Material impact, risk or opportunity CONSUMERS AND END-USERS Safe products Risk Own Operations; Value Chain Marketing to children Negative Impact Value Chain Nutritional product quality † Risk Value Chain Product innovation as a response to changing demand † Opportunity Value Chain Material impact, risk or opportunity BUSINESS CONDUCT Business integrity and ethical conduct Risk Own Operations; Value Chain Anti-bribery and corruption Risk Own Operations; Value Chain Use of non-animal safety science Positive Impact Value Chain Changing regulatory landscape † Risk Own Operations; Value Chain Advocacy Positive Impact Own Operations; Value Chain Supplier payments and relationships Risk Own Operations Material impact, risk or opportunity STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GENERAL INFORMATION 228 Unilever Annual Report and Accounts 2024 † Entity-Specific Disclosure POLICIES ADOPTED TO MANAGE SUSTAINABILITY MATTERS Our Code of Business Principles (the Code) and Code Policies apply to all material sustainability matters identified by Unilever. The Code and supporting 24 Code Policies govern the behaviour of our employees, suppliers, distributors and other third parties who work with us. They set out the standards of behaviour that we expect all employees to adhere to globally. They also play a key role in setting out how we ensure compliance with laws and regulations, protect our brands and reputation, and prevent harm to people or the environment. The Code is underpinned by our values of integrity, respect, responsibility and pioneering. The Board’s Corporate Responsibility Committee oversees Unilever’s conduct and reviews our Code of Business Principles to ensure that these remain fit for purpose. Our CEO is responsible for the implementation of the Code and Code Policies and is supported by the Global Code and Policy Committee, chaired by the Chief Legal Officer. Day-to-day responsibility is delegated to senior management, supported by cross-functional Business Integrity Committees. We require our employees to submit an annual pledge to confirm they have understood, commit to, and adhere to, the Code. As mandated by the Code, our employees are also required to report any actual or potential breach of the Code and Code Policies. We have set out the available reporting channels within our Code Policies and we also highlight these during Business Integrity training and in our communications. This includes our non-retaliation policies and guidelines, which apply to all employees who raise issues. Further policies that govern our material impacts, risks and opportunities are disclosed in the Environmental policies section on page 232, the Social policies section on page 270 and the Business Conduct policies section on page 287. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GENERAL INFORMATION Unilever Annual Report and Accounts 2024 229

ENVIRONMENTAL MATERIAL IMPACTS, RISKS AND OPPORTUNITIES Assessing and identifying our material impacts, risks and opportunities (IROs) is informed by our double materiality assessment as outlined in our general information on page 226. When identifying IROs across all our Environmental topics, we used a number of sources including: ■ For each principal risk, including Climate and Nature (covering biodiversity and water scarcity) and Plastic Packaging (covering circular economy), we reviewed the risk management frameworks detailing risk descriptions and mitigating controls in place. These frameworks are updated annually and monitored throughout the year to identify changes in the risk profile. ■ We evaluated our manufacturing sites using Unilever’s Environmental Care Framework Standards (ECFWS), based on the ISO 14001 standard for environmental management systems. The ECFWS outlines how we identify and manage environmental impacts and risks. Key findings were considered as part of the DMA. ■ For non-manufacturing sites, such as offices and our logistics network, we reviewed all available environmental data from our operations to identify any potential impacts and risks. This was substantiated by our subject matter experts. ■ We performed a climate scenario analysis to identify additional sub-risks, their potential financial effects and to gauge the resilience of our strategy and business model against these risks. This analysis included a review of both physical and transition risks that could arise by 2050, considering drivers across the evolving physical climate, policy and market landscapes. ■ We conducted a top-down analysis of Unilever’s nature-related dependencies, impacts, risks and opportunities. This assessment covered both actual and potential impacts on biodiversity and ecosystems within our own operations and throughout our value chain, including those related to pollution. Additionally, we conducted a detailed impact assessment on over 600 Unilever- owned, managed or leased sites with known geographic coordinates. ■ We reviewed our material physical, transition and systemic nature related risks under two nature scenarios for the first time to help inform our nature strategy and the resilience of the business against the risk identified. We also used this process to quantify the potential financial effects of our plastic packaging-related risks, which are closely linked to nature. We will continue to develop our understanding of the implications of these different nature scenarios for future reporting periods. ■ For water, we incorporated inputs from the World Resources Institute Aqueduct tool, an open-source platform that maps and analyses current and future water risks across various locations. This was supplemented by site-specific factors and localised water risks where identified. For our upstream value chain, we use the Water Footprint Network Assessment tool, which integrates information from the Global Water Footprint Standard and WaterStat. Additionally, we conduct annual surveys with our ingredient buyers to assess crop risks and evaluate the resilience of our farmed ingredients and forest- based supply chains in water-stressed areas. ■ When evaluating the environmental impact of our products, we conduct risk assessments for all ingredients before they are introduced to the market and for all new ingredients before they are utilised. We perform annual assessments to evaluate the combined environmental exposure from the use of individual ingredients across our product portfolio, ensuring safety based on total usage. ■ We have detailed our engagement with stakeholders, including affected communities, in our general information on page 226. While consultations with affected communities regarding shared biological resources have not yet been completed as part of our risk assessments, Unilever recognises the importance of this engagement and will incorporate it into future local assessments. ■ We considered opportunities relating to environmental topics as part of our overall strategy and business model, including innovation and product assessments. The output of our 2024 DMA is included below: CLIMATE GHG emissions in our operations and value chain Negative Impact (OO) (VC) Our operations emit greenhouse gases (GHG) primarily from the generation of electricity and heat, and loss of refrigerants. However, 98% of our GHG emissions come from Scope 3 emissions within our upstream and downstream value chain. Changing climate and extreme weather events (physical risk) Risk (OO) (VC) Extreme weather and sustained increases in temperature could lead to water shortages, floods, droughts and reduced crop yields. Extreme weather events are likely to disrupt our supply chain causing commodity delays, shortages and/or increased prices of raw materials. In addition, customer and consumer demand could shift or erode from the resulting macroeconomic pressure linked to rising adaptation costs. Carbon tax Risk (VC) Taxes associated with greenhouse gases (GHG) could impact the price of raw materials, resulting in increased costs and a potential reduction in profit. Land use pressure and regulation Risk (OO) (VC) Reforms to regulation and changing land use patterns, could reduce land availability for the production of food, biomass/feedstock and reduce crop outputs leading to a potential increase in our raw material costs. Energy transition Risk (VC) Petrochemical prices are expected to rise across scenarios, largely driven by mandates for sustainable practices in policy-heavy transitions, and rising oil prices in higher- warming scenarios. This risk affects our upstream value chain across all regions and impact our ability to financially plan, forecast and manage our business performance. Product regulations and claims: composition and sourcing transparency Risk (OO) New regulations may restrict how we source raw materials leading to higher costs. Pressure to adopt sustainable supply chains could impact business performance if not addressed promptly. Increased global regulation also means more scrutiny of sustainability claims, potentially raising costs and harming revenue due to reputational damage. Material impact, risk or opportunity Description STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Environmental Disclosures 230 Unilever Annual Report and Accounts 2024 OO Own Operations VC Value Chain † Entity-Specific Disclosure POLLUTION Pollution of air, soil and water (excluding plastic) Negative Impact (OO) (VC) Pollution (excluding plastic pollution) of air, soil and water caused by our own operations and value chain has the potential for negative impacts. Localised pollution from our own operations and pollution in the upstream value chain, which can occur from the use of agrichemicals, may negatively impact communities and catchments. Non-biodegradable substances † Negative Impact (OO) (VC) Our product formulations may contain substances that can be slow or resistant to biodegradation. There are concerns that those substances could build up in the environment and potentially cause adverse impacts on water resources. Material impact, risk or opportunity Description WATER Water withdrawal from our own operations and upstream value chain leading to water shortages Negative Impact (OO) (VC) Consumption of water through our own operations and from our upstream value chain actors, for example agricultural commodities, could result in water shortages specifically in areas of high-water stress. Reducing product demand due to consumer awareness of water scarcity and water shortages Risk (VC) Growing consumer awareness of water scarcity and water shortages may reduce demand for high water usage products, especially in areas of high-water stress. This may conversely create new revenue opportunities for products requiring less or no water. Material impact, risk or opportunity Description BIODIVERSITY AND ECOSYSTEMS Ecosystem degradation and ecosystem service failures Negative Impact (VC) Unilever relies on intensive agricultural practices, which can pose threats to biodiversity and ecosystem services and could lead to ecosystem collapse (localised or across many locations). This impacts water availability, soil health, and terrestrial and aquatic biodiversity ecosystems. Deforestation and land conversion is also caused by agricultural expansion and can contribute to biodiversity loss, disrupt communities and negatively impact climate change mitigations. Ecosystem degradation leads to reduction of crop yields in key sourcing locations Risk (VC) Agricultural practices (use of fertilisers, freshwater, agricultural chemicals and monocultures) and rising temperatures lead to biodiversity loss and ecosystem degradation, which in turn reduce crop yields in key sourcing locations, including the US, Brazil, Argentina, India, Indonesia, the Philippines and Côte d'Ivoire. Systemic risk of biodiversity collapse (systemic risk) Risk (VC) Ecosystem degradation or biodiversity loss and ecosystem service failures can escalate over the medium to long term into shock events that affect the commodities and financial markets we depend on. Increased activism, legal or non-compliance costs resulting from biodiversity degradation and loss Risk (OO) (VC) Our actions or those of actors in our value chain that can cause harm to biodiversity and ecosystems, could lead to increased public scrutiny, legal claims or non- compliance incidents resulting in fines and penalties and potential loss of market share impacting long-term profitability. Material impact, risk or opportunity Description RESOURCE USE AND CIRCULAR ECONOMY Plastic pollution Negative Impact (OO) (VC) The use of plastics in our packaging could cause harm to biodiversity and ecosystems. This includes impacts from the production of virgin plastic packaging derived from fossil fuels and from the improper disposal of plastic packaging downstream which can result in leakage to the environment and the generation of microplastics. Hazardous waste Negative Impact (OO) Hazardous waste resulting from the manufacture, transport, use or disposal of our products may not be properly handled or disposed of. This could lead to environmental contamination, public health issues and regulatory non-compliances. Extended producer responsibility (EPR) schemes for packaging and other plastic- related taxes † Risk (OO) EPR schemes can help to improve recycling systems by ensuring that money is invested into waste management and packaging innovation and holding businesses to account for the packaging choices they make. Compliance with EPR schemes could lead to higher expenses for waste management and packaging redesign. There is also a risk that bans and/or taxes are applied to certain types of plastic packaging and single-use plastics reducing market access or requiring increased investment in new packaging. Material impact, risk or opportunity Description STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 231 OO Own Operations VC Value Chain † Entity-Specific Disclosure ENVIRONMENTAL POLICIES As set out in our general information on page 229, Unilever’s Code and Code policies apply to all material sustainability matters. Our material IROs relating to environmental matters, including Climate, Pollution, Water, Biodiversity and Ecosystems, and Resource Use and Circular Economy are managed through several additional environmental policies, as set out below. Given the maturity of our sustainability agenda, these policies were established prior to our double materiality assessment. Policies are continuously reviewed and periodically updated where relevant, to ensure they reflect our strategy and key sustainability matters. Unilever’s Environmental Policy updated in January 2025, governs our approach to environmental issues and applies to our own operations. For partners in our value chain that are outside of our direct control, we encourage them to apply the same requirements. This policy commits Unilever to: ■ Ensure the Board and Unilever Leadership Executive are accountable for implementing the Environmental Policy, overseeing our environmental strategy and the management of key environmental impacts, risks and opportunities, including the effectiveness of our risk management and internal control systems. ■ Comply with relevant environmental legislation and internal Unilever standards in our operations. ■ Continuously enhance our environmental management systems and processes to improve performance, setting internal targets and public goals with clear metrics. ■ Report all incidents and near misses according to reporting requirements, including thorough investigation, follow-up and communication of lessons learned. ■ Monitor and report transparently on our annual progress against public goals. ■ Engage employees on environmental issues, goals, plans and metrics. ■ Ensure those responsible for this policy and our environmental goals have the necessary skills and competencies to lead and support our agenda. ■ Collaborate with others to promote environmental care, increase understanding of environmental issues, and share best practices. ■ Monitor and respond to external issues and public concerns related to the environment. Unilever’s Environmental Care Framework Standards (ECFWS) apply to all our operations and environmental aspects of our organisation, and mandate that the Environmental Policy is implemented at all Unilever sites. Each site must create and document a customised environmental policy aligned with the Environmental Policy, which is authorised and communicated to all employees. The ECFWS requires sites to identify potential serious environmental incidents or emergencies and establish comprehensive plans to prevent or mitigate their likely consequences. Our manufacturing sites undergo Environmental Compliance Audits and are reviewed by Corporate Audit to assess the robustness of their ECFWS implementation. There are three policies that focus on the environmental impact of our business partners: Unilever’s Responsible Partner Policy (RPP) and its Fundamental Principles applies not only to direct suppliers, but also includes expectations for suppliers to cascade equivalent requirements within their own supply chain. It sets out the mandatory requirements suppliers must meet and the mandatory management systems they should have in place to identify and manage issues that present significant environmental risks to their operations. Requirements are divided into three pillars: Business Integrity & Ethics, Human Rights, and Planet. Specifically, the principles and requirements relating to our material Environmental IROs are: ■ Greenhouse gas (GHG) emissions: Reduce GHG emissions in line with the goals of the Paris Agreement to limit global warming to well below 2°C compared to pre-industrial levels. This includes complying with all legal requirements and holding necessary permits for GHG emissions management and reduction. ■ Water consumption and management: Reduce water usage, especially in high-water stress areas, and manage wastewater discharge (pollution of water) appropriately. This includes complying with water-related laws and permits. ■ Nature protection: Conduct business in a way that protects, preserves and regenerates nature (including biodiversity), and ensures no deforestation or conversion occurs. This includes ensuring suppliers provide deforestation- and conversion-free materials. Future requirements will also address the biodegradability of organic ingredients. ■ Plastic use and waste: Reduce plastic use and waste to help create a transparent and circular economy for plastics. This includes complying with legal requirements with respect to plastic feedstock sourcing, plastics production, storage, transport and end-of-life management. ■ Waste generation: Reduce waste generation and achieve net zero waste to landfill. This includes ensuring waste is stored, handled, transported and disposed of in a manner that protects health, safety and the environment. We verify alignment to and achievement of our RPP’s Mandatory Requirements and Mandatory Management Systems through the use of self-declaration, due diligence scanning, online assessments and independent verification by third-party audits in high-risk sites. Unilever’s People & Nature Policy is a cross-commodity policy supported by policy guidelines that set out our requirements to Direct Suppliers of In-Scope Materials. The policy sets out four principles that these suppliers are required to comply with: ■ Protecting natural ecosystems from deforestation and conversion: We are committed to ensuring that the In-Scope Materials entering our supply chain will not originate from deforested land or converted natural ecosystems. ■ Respecting and promoting human rights: We are committed to respecting and advancing the human rights of all people in line with the UN Guiding Principles on Business and Human Rights. ■ Transparency and traceability: We are committed to transparency and traceability in sourcing, governance and reporting to enable us to drive continuous improvement. ■ Being a force for good for people and planet: We are committed to working through partnerships to protect natural ecosystems within our supply chain, encouraging legal recognition of customary rights, implementing regenerative agricultural land use practices, and finding ways to restore damaged landscapes. We seek to implement and independently verify the policy requirements over time with all our suppliers. Unilever Sustainable Agriculture Code (SAC) provides the basis for our sustainable sourcing programme and helps suppliers and farmers of our agricultural raw materials implement the principles of sustainable agriculture. In September 2024, we published the Sustainable Agricultural Principles (SAPs), which will replace the SAC fully in Q1 2025 and we are currently supporting suppliers with this transition. The SAPs are a collection of good practices designed to codify important aspects of sustainability in farming, plantation and supply chain management, with the goal to positively transform agricultural practices for people, nature and climate. They are made up of six core principles which set out that the benchmarked standards should: ■ Promote agricultural and business practices that ensure integrity and accountability in a way that is transparent and traceable. ■ Contribute to an agricultural supply chain that maintains and regenerates soil health, supports appropriate land use, conserves and regenerates natural resources, reduces waste and pollution, and avoids the introduction of invasive species. ■ Encourage agricultural practices that minimise greenhouse gases, improve energy efficiency, and accelerate decarbonisation across the agricultural supply chain, while building climate resilience and adaptation. ■ Cover the respect and advancement of required human rights principles and ensure that these are implemented in line with the UN Guiding Principles on Business and Human Rights. ■ Safeguard the welfare of all livestock including good animal husbandry practices that adhere to appropriate guidelines on animal housing, feeding, health and breeding. ■ Promote an agricultural supply chain with suppliers and farmers who are committed to continuous improvement to advance sustainable agricultural practices within the sector. The continued and growing use of SAP-benchmarked external standards by our suppliers will enable us to source agricultural materials sustainably on an ongoing basis. Our ULE governs the Unilever Environmental Policy and Environmental Care Framework Standard. The Chief Supply Chain Officer governs the Responsible Partner Policy, People & Nature Policy, Sustainable Agriculture Code and Sustainable Agriculture Principles. Our policies underpin our approach to sustainable business. We make key Unilever policies (including the Unilever Environmental Policy, RPP and SAC) publicly available on our website to ensure that we are transparent in our approach, providing access to all our stakeholders. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 232 Unilever Annual Report and Accounts 2024 Climate GOVERNANCE Sustainability performance and incentives We continue to formally link remuneration for management employees, including the ULE, to performance against our sustainability goals. We have outlined the details of this in the general information section on page 225 and the Directors’ Remuneration Report on pages 102 to 106. Within this framework, progress against our climate goal in 2024 is measured on the reduction of our Scope 1 and 2 GHG emissions. Climate Transition Action Plan Our second Climate Transition Action Plan (CTAP) received Board approval in January 2024 and shareholder approval in May 2024 through a non- binding, advisory vote. The CTAP outlines our 2030 climate targets and the mitigation, adaptation and advocacy actions we will take to achieve them. These actions are integrated into the annual three-year strategic planning cycle of each Business Group. The CTAP sets out our long-term ambition to achieve net zero GHG emissions by 2039. Climate targets We have set near-term climate targets to reduce absolute GHG emissions from our operations (Scope 1 and 2) and our value chain (Scope 3). Our Scope 1 and 2 target was set versus a 2015 baseline using the market-based approach and was validated in 2017 by the Science Based Targets initiative (SBTi) as compatible with a 1.5°C pathway in line with the Paris Agreement. In 2024, SBTi validated that our proposed Scope 3 targets conform with the SBTi Criteria and Recommendations (Criteria version 5.1). We selected a more recent baseline date of 2021 for our Scope 3 targets, for which we have more accurate data. We regularly review our approach with SBTi. Scope 1 and 2 emissions from our operations 100% reduction By 2030, against a 2015 baseline Scope 3 energy and industrial GHG emissions from purchased goods and services (associated with ingredients, packaging), upstream transport and distribution, energy and fuel-related activities, direct emissions from use of sold products (associated with HFC propellants), end-of-life treatment of sold products, and downstream leased assets (associated with ice cream retail cabinets) 42.0% reduction By 2030, against a 2021 baseline Scope 3 forest, land and agriculture (FLAG) GHG emissions from purchased goods and services (associated with ingredients) 30.3% reduction By 2030, against a 2021 baseline Scope of target Target Timeline Climate mitigation actions We have identified the following decarbonisation levers and actions that will contribute to the delivery of our climate targets across our operations and our value chain: Scope 1 and 2 (Our operations) Thermal and electrical energy Improving efficiency and using alternative sources Improving thermal and electrical efficiency. Introducing more solar thermal technology, electrifying thermal processes, transitioning to sustainably sourced biofuels. Renewable power Increasing on-site and enabling off-site renewable energy generation Exploring increased on-site renewable electricity generation and enabling off-site generation through large-scale, physical and virtual power purchase agreements (PPAs). Refrigeration Reducing emissions from refrigeration Phasing-out high-impact systems and training teams to identify, report and prevent leaks from existing systems. Scope 3 (Our value chain) Supplier Climate Programme Scaling the programme Co-funding supplier access to expert support services, sharing best practices, assistance in setting GHG reduction targets and creating innovation partnerships with select suppliers. Actively engaging with industry-wide initiatives to drive standardisation and scale up approaches to climate action and transparency. Reformulating products Using innovative ingredients Developing lower GHG products including the use of low GHG ingredients and packaging, and reducing palm oil usage in soap bars. Forest-risk commodities Investing in our value chain Building supply chain infrastructure to meet deforestation-free requirements, enrolling more suppliers and smallholder farmers in our direct sourcing programmes and smallholder development hubs, and driving improvements in the processing of forest-risk commodities. Decarbonisation lever Key action Details STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 233

Regenerative agriculture Scaling up adoption Scaling up adoption of regenerative agriculture in our Foods business, expanding our lower-carbon dairy programme, working across shared supply chains with other businesses that share our suppliers to amplify the impact of programmes. Chemical ingredients Reducing GHG intensity Reducing the GHG intensity of soda ash production by scaling up the use of renewable energy sources. Reducing the GHG intensity of LAS production through increased use renewable energy. Packaging Reducing material use Designing new product packaging formats, transitioning to recycled and renewable feedstocks, and designing packaging for recycling. Supporting the development of waste management infrastructure. Logistics Improving efficiency Redesigning our network, increasing utilisation of intermodal transport, scaling up electric and alternative fuel vehicles. Ice cream cabinets Increasing energy efficiency Renewing cabinet fleet with more energy-efficient models and transitioning to renewable energy. Aerosol propellants Developing alternatives Using less GHG-intensive propellants. Decarbonisation lever Key action Details Climate adaptation actions Some of our planned mitigation actions described above include an element of adaptation, which will help our business respond to the current and expected physical impacts of climate change. Examples of this include: ■ Programmes to end deforestation and scale up regenerative agriculture can help communities adapt to climate change and increase the resilience of our supply chains through healthier soils, which are better able to cope with more extreme weather patterns. ■ Reducing overall packaging material use and investing in collection and processing partnerships will help to reduce plastic pollution, which can contribute to flooding. We are taking some other, more specific, adaptation actions outside of our Climate Transition Action Plan. Examples of this include: ■ Flexible production between manufacturing sites. ■ Water stewardship programmes in water-stressed sites. ■ Developing supplier strategies for alternative and sustainably sourced materials to build supply chain resilience. ■ Leveraging new climate-driven consumer trends, such as plant-based alternatives and fabric cleaning products that work at lower temperatures. Climate advocacy actions To maximise the impact of Unilever’s mitigation and adaptation actions and to create a level playing field, we advocate for policies that drive the global transition to net zero. Our cross-cutting advocacy plans aim to: ■ Raise the ambition of national climate strategies and plans in key markets to align with a 1.5°C pathway. ■ Ensure carbon is priced at levels necessary for the delivery of the Paris Agreement goals. ■ Scale up renewable energy capacity and secure the rapid phase-out of fossil fuels, including fossil fuel subsidies. ■ Support forest protection and nature restoration. ■ Encourage the evolution of the GHG Protocol’s standards to incentivise faster emissions reduction actions in value chains. Our full Climate Transition Action Plan is published on our website. We have set out the progress we have made in 2024 in implementing our CTAP in Actions and resources in relation to climate change policies on page 240. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 234 Unilever Annual Report and Accounts 2024 Interaction of material impacts and risks with strategy and business model Our material Environmental impacts, risks and opportunities resulting from the double materiality assessment (DMA) and the process by which these were identified are detailed on page 230. No climate-related opportunities were identified during the DMA process. We further conducted a scenario analysis in 2024, to assess the potential financial effects under different climate scenarios of these risks and opportunities assuming we take no action (gross risk) and assuming we take action (net risk) to mitigate the risks. This exercise helps us understand the resilience of our strategy and business model to climate change. As part of this process, each risk was categorised as a physical or transition risk across three time horizons – near term (2030), medium term (2039) and long term (2050), in line with our climate target goals. Each risk was considered under two lower temperature scenarios of 1.5ºC and <2ºC and two higher temperature scenarios of <3ºC and >4ºC. We believe the four climate scenarios selected as part of this exercise cover a comprehensive range of plausible risks and uncertainties. The 1.5ºC and <2ºC scenarios contain critical assumptions about the transition to a lower-carbon and resilient economy. The <3ºC and >4ºC high warming scenarios were selected to test the resilience of the business to the more extreme physical impacts of climate change. The scenarios described in the table below align with the Intergovernmental Panel on Climate Change (IPCC’s) Sixth Assessment report and use the upper end of the likely temperature ranges (in terms of probability of occurrence), to better account for acknowledged uncertainty in climate modelling. This approach allows us to test a range of plausible but challenging physical risks within the time boundaries of our scenario analysis to 2050. The key forces and drivers across the changing physical climate, policy and market landscape that we considered in modelling the effects of each scenario are set out on page 248. Scenarios 1.5°C <2°C <3°C >4°C Transition scenario Transition scenario Physical scenario Physical scenario IPCC alignment C1: SSP(a)1-1.9 C3: SSP(a)1-2.6 C6: SSP(a)2-4.5 C8: SSP(a)5-8.5 Scenario description Global average temperature rises are limited to 1.5°C by 2100 (>50%(b)) with no or limited overshoot. Global temperatures continue to increase but remain below 2°C by 2100 (>67%(b)). Global temperatures continue to increase and are limited to 3°C (>50%(b)) by 2100. Global temperatures continue to increase and exceed 4°C (>50%(b)) by 2100. This is achieved via immediate and coordinated global policy and action. This is achieved through globally coordinated climate policies, although significant action only begins after 2030. There is no globally coordinated climate policy; climate mitigation policies and actions are limited to those already in place. There is no new globally coordinated climate policy and irreversible tipping points are at increasing risk of being crossed. Net zero CO2e achieved by 2050. Net zero CO2e achieved by approximately 2070. Net zero not reached by 2100, although CO2e levels decline from mid-century. CO2e levels continue to rise throughout the 21st century. (a) Shared Socioeconomic Pathways (SSPs). (b) Probability of occurrence. We used the selected scenarios to validate the output of our double materiality assessment (DMA). This involved a review of risks that may emerge in the period to 2050, based on the drivers of the scenarios (including Shared Socioeconomic Pathway descriptions), a review of other literature, and analysis of peers. The risks and opportunities identified in the DMA were broken down into sub-risks and opportunities and were assessed based on a high-level analysis of potential financial impact. For each risk and opportunity identified, we conducted a feasibility analysis to determine the appropriateness of either quantitative or qualitative scenario analysis methods. The criteria used for this were: availability of internal and external data, and maturity of modelling approaches. This process included the development of driver trees to understand the relationship between external scenario drivers and potential financial effects. These driver trees considered variables that influence gross and net risk. We gathered key internal and external data, including from interviews with internal subject matter experts. When data was unavailable, we tested and agreed on reasonable proxies. Additionally, we identified relevant drivers of sub-risks and opportunities for each scenario. Our analysis does not specifically model the effect of reaching climate tipping points (such as the melting of Greenland ice sheets) but such events could exacerbate both climate and related financial impacts. The analysis is conducted on a national or regional data level and excludes geography-specific breakdowns of temperature increase and drought forecasts/crop yield declines. We created a forward-looking view of our revenue, cost of goods sold (COGS) and operating profit as a baseline against which to compare gross risks in each scenario. This included assumptions about how our business could change from 2024 to 2050, such as: ■ Revenue growth at a consistent rate, based on prior trends over five years. ■ Volume growth at a consistent rate, based on the relationship with revenue over five years. ■ Emissions growth in line with volumes. ■ Adjustments for the demerger of the Ice Cream business from 2026. ■ No further progress against sustainability targets compared to present day. This baseline enabled consistent assessment of the potential financial effects of gross risks. To estimate the potential financial effects of net risks, we incorporated the achievement of our sustainability goals as the primary lever. Additional key assumptions included: ■ Alternative supply strategies for key commodities; and ■ Considering the impact of possible hedging strategies. We structured our approach to be able to quantify the potential financial effects of our risks over time to revenue, COGS, and operating profit, relative to the baseline described above. The models considered the impact for gross and net risks, in absolute monetary value and as a percentage of net revenue (turnover). The results are not a forecast, rather they are an exploration of a range of possible futures. A limitation of the approach of quantitative modelling is that not every action we take to manage the identified risks can be easily captured within a quantitative model. For example, the balance of our portfolio of affordable household staples compared to premium alternatives provides relative resilience to the risk of aggregate demand shocks, which we were not able to capture, due to modelling complexity. In scenarios that consider transition risks, where strict regulation is adopted on land use and product sourcing transparency, our analysis considers the material impacts that will be faced in 1.5ºC and <2ºC scenarios. It is assumed that these regulations will not have been adopted in higher temperature scenarios of <3ºC and >4ºC and hence, no impacts were assessed. Where quantitative modelling for a risk was not possible, a qualitative assessment was made using driver trees, which provided a structured framework for analysing how each sub-risk may create financial implications for the business. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 235 The tables below set out the material climate-related risks that have been assessed. Changing climate and extreme weather events (physical risk) Rising temperatures and increasing drought frequency reduce crop outputs and increase commodity prices €bn impact on net profit (as a % of net revenue) Description Assumptions Scenario Risk type 2030 2039 2050 Extreme weather events such as sustained high temperatures increase the probability of crop failures and reduced crop yields. Gross risk ■ By 2050, palm prices increase by 13% (1.5ºC) – 31% (4°C) and other commodities by an average of 17% (1.5°C) – 40% (4°C). ■ By 2050, extreme weather causes a 0.7% (1.5ºC)- 1.1% (4°C) loss in revenue due to reduced crop availability. ■ Assumes 0% pass-through of costs to customers. Net risk ■ A share of crop prices is fixed via hedging instrument. 1.5°C Gross -0.8 (-1.3%) -1.2 (-1.5%) -1.9 (-1.7%) Net -0.8 (-1.3%) -1.2 (-1.5%) -1.8 (-1.7%) <2°C Gross -0.9 (-1.5%) -1.4 (-1.8%) -2.3 (-2.1%) Net -0.9 (-1.4%) -1.4 (-1.7%) -2.2 (-2.0%) <3°C Gross -0.9 (-1.5%) -1.6 (-2.0%) -2.9 (-2.6%) Net -0.9 (-1.4%) -1.6 (-1.9%) -2.7 (-2.5%) >4°C Gross -1.0 (-1.6%) -2.0 (-2.5%) -3.8 (-3.4%) Net -1.0 (-1.5%) -1.9 (-2.4%) -3.6 (-3.3%) Changing climate and extreme weather event (physical risk) Aggregate demand shocks €bn impact on net profit (as a % of net revenue) Description Assumptions Scenario Risk type 2030 2039 2050 Extreme weather events increase adaptation costs globally, resulting in increased macroeconomic pressure, falling GDP and reduced consumer disposable income. This is most felt in markets that are less prepared for extreme weather events. Gross risk ■ Scenario-related GDP loss due to climate change modelled using RCP 2.6 and 6.0 impacts.(a) ■ Global GDP impact due to climate change in 2050 by -6.8% (1.5°C) to -16% (4°C). ■ Income elasticity coefficients applied to GDP losses to model how a fall in global income leads to reduced consumer spending. ■ Income elasticity coefficients used for premium (1.44) and non-premium (1.00) categories to model rates of spending decline by product type. Net risk ■ No mitigations were modelled quantitatively. 1.5°C Gross -0.7 (-1.2%) -1.8 (-2.2%) -3.8 (-3.4%) <2°C Gross -0.8 (-1.3%) -1.9 (-2.4%) -4.2 (-3.8%) <3°C Gross -0.9 (-1.4%) -2.4 (-2.9%) -7.4 (-6.7%) >4°C Gross -0.9 (-1.5%) -2.7 (-3.3%) -8.9 (-8.1%) (a) Representative Concentration Pathways (RCPs). Changing climate and extreme weather events (physical risk) Increased manufacturing and supply disruption Description Assumptions Risk type Description Increased physical effects of climate change disrupt commodity supplies, cause plant outages or disrupt our distribution infrastructure, causing delays and supply shortages and increasing uncertainty in financial planning for key commodities. Given the volatility-driven, and therefore unpredictable, nature of this risk, a quantitative analysis is not feasible. Gross risk ■ Climate change-driven increase in extreme weather disrupts supply chains, increasing delays, shortages and costs. Net risk ■ Alternative sourcing strategies alleviate commodity shortages; insurance reduces costs from damages, delays and shortages; hedging fixes a share of commodity and energy prices. Gross In 1.5°C and <2°C scenarios, rising temperatures intensify extreme weather and market volatility, increasing commodity/energy and procurement costs. However, in <3°C and >4°C scenarios, greater temperatures rises drive more extreme weather (a 4°C rise quadruples extreme weather versus 1.5°C), thereby increasing costs. Net In 1.5°C and <2°C scenarios, mitigation actions reduce commodity/energy and procurement costs. However, in <3°C and >4°C scenarios, extreme weather is more likely, increasing mitigation costs (e.g. insurance and hedging) and narrowing the gap between gross and net costs. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 236 Unilever Annual Report and Accounts 2024 Carbon taxes (transition risk) Carbon taxes levied on suppliers increasing raw material costs €bn impact on net profit (as a % of net revenue) Description Assumptions Scenario Risk type 2030 2039 2050 Carbon taxes impact the price of raw materials. Gross risk ■ 1.5°C: Carbon price increases from USD 70/T in 2025, reaching USD 250/T by 2050, based on the IEA’s(a) Net Zero 2050 Scenario.. ■ <2°C: Carbon price increases from USD 0/T in 2030, reaching USD 200/T by 2050, based on the IEA’s Announced Pledges Scenario. ■ Carbon tax mechanisms are implemented in all regions uniformly. ■ Both carbon taxes and carbon removals costs are paid from 2039. Net risk ■ We achieve 90% reduction in emissions versus our 2021 baseline by 2050; carbon removals are purchased from 2039 to 2050 to neutralise residual emissions; cost of carbon removals is USD 83/T by 2050 in all scenarios. Excludes impacts on household purchasing power due to carbon taxes. 1.5°C Gross -5.3 (-8.4%) -9.0 (-11.1%) -14.2 (-12.9%) Net -2.6 (-4.2%) -3.9 (-4.8%) -1.0 (-0.9%) <2°C Gross 0.0 (0.0%) -7.1 (-8.8%) -11.3 (-10.3%) Net 0.0 (0.0%) -3.4 (-4.3%) -0.9 (-0.8%) (a) International Energy Agency (IEA). Land use pressure & regulation (transition risk) Impact of changing land use regulation on crop prices €bn impact on net profit (as a % of net revenue) Description Assumptions Scenario Risk type 2030 2039 2050 Regulations and changing land use patterns reduce land available to meet increasing demand for food crops and biomass/feedstock and reduce crop outputs. Gross risk ■ 1.5°C: ■ Cropland growth of 0.2% CAGR and crop demand growth of 0.7% CAGR, as per academic sources. ■ Implied annual crop price growth of 0.5%. ■ <2°C: ■ Zero cropland growth and crop demand growth of 0.7% CAGR, as per academic sources. ■ Implied annual crop price growth of 0.7%. Net risk ■ No mitigations have been modelled, due to complexity and lack of data. We maintain our deforestation-free target for key forest-risk commodities and implement our sustainable sourcing programmes. 1.5°C Gross -0.7 (-1.0%) -0.8 (-1.0%) -1.1 (-1.0%) <2°C Gross -0.7 (-1.2%) -1.0 (-1.3%) -1.6 (-1.4%) Product regulations and claims: composition and sourcing transparency (transition risk) Increased scrutiny of sustainability claims Description Assumptions Risk type Description Introduction of anti- greenwashing regulation globally increases the scrutiny of sustainability claims. Gross risk ■ Higher costs associated with increased compliance. ■ Potential revenue decline due to reputational damage should investigations be opened to review our claims. Net risk ■ We achieve our sustainability targets, which credibly substantiate our sustainability claims, and align our sustainability marketing across brands for consistency. Gross 1.5°C: In the short term, countries worldwide follow Europe’s lead by formalising anti-greenwashing regulation. Regulators monitor and scrutinise sustainability claims more rigorously. <2°C: Regulatory scrutiny becomes more rigorous from 2030, increasing the potential for action against us in the shape of claims reviews. Net External audit, internal controls and verification processes support our sustainability claims, reducing the risk of negative impacts on our reputation and P&L. Increased brand and marketing spend to effectively communicate our claims across brands. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 237

Product regulations and claims: composition, sourcing transparency and labelling (transition risk) Impact of increasing sourcing transparency requirements on commodity prices and operating costs Description Assumptions Risk type Description Growing regulatory requirements increase scrutiny of, and sustainability requirements for, commodity supply chains increasing commodity and compliance costs. Gross risk ■ Regulations (e.g. CSDDD, EUDR) become more stringent and prevalent, increasing due diligence requirements for raw material sourcing, labour standards and manufacturing processes, and fines for non-compliance. Initially affecting Europe, expanding to all regions from 2030. Net risk ■ We maintain our deforestation-free target for forest-risk commodities and comply with EUDR to avoid fines; we invest in sustainable supply chain technology and compliance capabilities; we re-design products to alleviate dependency on less sustainable inputs. Gross 1.5°C: Commodity costs rise due to sourcing from compliant suppliers and higher labour costs, while due diligence compliance costs and potential fines increase operating expenses. <2°C: Costs are deferred, as policy action is delayed to 2030 and applies primarily within the EU. Net Implementation of our sustainable sourcing programmes limits cost exposure, and implementation technology and training to ensure compliance with regulations (e.g. EUDR) reduces the risk of fines. Energy transition (transition risk) Rising cost of petrochemicals €bn impact on net profit (as a % of net revenue) Description Assumptions Scenario Risk type 2030 2039 2050 Petrochemical prices rise driven by policy interventions targeting the energy transition away from fossil fuels and rising oil prices. Gross risk ■ By 2050, petrochemical prices increase by 0.9% (1.5°C) to 1.9% (>4°C) CAGR to 2050 driven by policy interventions. ■ Market prices for key petrochemicals ingredients used to set baseline. ■ Forecast market price growth rate scaled using NGFS.(a) ■ 0% pass-through of increased costs to customers. Net risk ■ Sustainable alternatives assumed to substitute a share of volumes. ■ Hedging used to fix a share of petrochemical prices. 1.5°C Gross -0.3 (-0.5%) -0.5 (-0.6%) -0.8 (-0.7%) Net -0.3 (-0.5%) -0.5 (-0.6%) -0.8 (-0.7%) <2°C Gross -0.4 (-0.6%) -0.7 (-0.9%) -1.4 (-1.3%) Net -0.4 (-0.6%) -0.7 (-0.9%) -1.3 (-1.2%) <3°C Gross -0.5 (-0.8%) -1.0 (-1.2%) -2.1 (-1.9%) Net -0.4 (-0.7%) -0.9 (-1.1%) -1.9 (-1.8%) >4°C Gross -0.5 (-0.8%) -1.0 (-1.2%) -2.1 (-1.9%) Net -0.4 (-0.7%) -0.9 (-1.1%) -1.9 (-1.8%) (a) Network for Greening the Financial System (NGFS). STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 238 Unilever Annual Report and Accounts 2024 In preparing our 2024 Unilever consolidated financial statements, we have considered the impact of both physical and transition climate change risks, as well as our mitigation plans and our CTAP, on the current valuation of our assets and liabilities. We do not believe there is a material impact on the financial reporting judgements and estimates arising from these considerations. As a result, the valuations of our assets and liabilities have not been significantly impacted as at 31 December 2024. Refer to note 1 of the consolidated financial statements for further information on page 142. Resilience of our strategy and business model to climate change The outcomes of our scenario analysis provide us with insights into potential business and financial risks and are an important input into our strategic planning processes over the medium- to long-term horizons. The analysis indicates that physical climate risks may impact us in all scenarios, especially at <3°C and >4°, becoming more pronounced over time. Under these scenarios, physical climate risks impact our supply chain, causing damage and disruption, reducing crop yields and driving up commodity prices. Rising temperatures and extreme weather increase adaptation and mitigation costs, depress GDP growth, and may reduce demand for our products, especially for premium products and in more climate-affected regions. To mitigate these risks, we are: Building resilience in our supply chain: We are implementing deforestation-free and sustainable sourcing programmes to help suppliers adopt resilient practices and develop alternative sourcing strategies. Our supply chain resilience and procurement teams work together to address resilience issues through detailed action plans, using a proactive and digital-driven approach. In 2023, we started a transformation programme in Foods to address climate change supply chain disruptions, and we expanded this to other Business Groups in 2024. In addition, we have invested in Unilever Oleochemicals Indonesia (UOI) to produce palm derivatives for various regions and secure our long-term supply of product (including future sustainable product). Continually evolving our portfolio towards more sustainable products: While the ability to predict and respond to demand shocks may be limited, we will be positioned to leverage the diversity of our portfolio and the strength of our affordable core brands to mitigate some of the impact. For example, we are developing products that can be used with less water. Hedging against commodity price rises: We forward-buy traded commodities and use other similar mechanisms to hedge against price rises in the short term. The Global Commodities team monitors market insights and risks for all key commodities on an ongoing basis to develop hedging proposals. In addition, we monitor changing weather patterns and integrate weather system modelling into our forecasting process. Transition risks are more significant and may impact us sooner in 1.5°C and <2°C scenarios. Earlier implementation of global carbon taxes, evolving sustainable supply chain regulations (e.g. EUDR or CSDDD) and changes to land use regulations (e.g. to increase protected areas) could increase costs. Stricter sustainability claims regulations could make it harder and more expensive to commercialise the benefits of our sustainability investments. To mitigate these risks, we are: Reducing our GHG emissions: We are taking action to reduce our most material GHG emissions, as set out in our CTAP, and mitigate the potential financial impact of carbon taxes. The scenario analysis identifies the transition risk associated with carbon taxes as the risk with the largest potential financial effect to our business. Our actions include product redesign strategies to replace petrochemical based ingredients with more sustainable alternative ingredients. Sourcing our commodities responsibly: We remain focused on maintaining our deforestation-free target for key forest-risk commodities and continuing to implement our sustainable sourcing programme to increase the transparency of our sourcing decisions. Investing and upskilling: We are investing in technology and workforce upskilling, to ensure compliance with current and future legislation. Significant uncertainties remain about the extent and exact nature, timing, and geographic location of both physical and transition climate risks to our business. While the potential financial effects of carbon taxes, in the scenarios of limiting warming to 1.5C or <2C, may be significant to our business, high warming (<3°C and >4°C) scenarios would pose profound challenges to global economic stability and thus even greater uncertainty for our business. As a result, we continue to advocate externally to ensure carbon is priced at levels necessary to achieve the Paris Agreement goals. This will be key to meeting our 2030 targets and net zero ambition. Our wider climate advocacy agenda is not just critical to supporting the achievement of our climate targets but is also key to driving systemic global initiatives to limit the possible impacts of the climate scenarios. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 239 IMPACT, RISK AND OPPORTUNITY MANAGEMENT Policies Unilever’s climate policies, which include policies related to our own operations and our value chain, are disclosed in our Environmental policies section on page 232. The table below demonstrates our policy positions on addressing our material climate-related impacts and risks. Unilever Environmental Policy ■ ■ ■ Responsible Partner Policy ■ ■ People & Nature Policy ■ ■ Sustainable Agriculture Code and Sustainable Agriculture Principles ■ ■ Hedging Policy(b) ■ ■ GHG emissions(a) Land use regulation Product regulations and claims Energy transition (a) Includes GHG emissions in our own operations and value chain, and impacts relating to changing climate and extreme weather events and carbon taxes. (b) Unilever's hedging policy is provided in note 16 of the Financial Statements on page 174. This forms part of the Treasury standards ultimately owned by the CFO. Actions The key actions we have taken in 2024 against each decarbonisation lever identified in our CTAP are set out below. Our operations (Scope 1 and 2) Reductions in our Scope 1 and 2 emissions are expected to account for approximately 1% of our targeted GHG emissions reductions to 2030. An increasing number of sites are electrifying thermal energy production by using heat pumps and electric boilers, and in 2024 we installed our first industrial-scale electric boiler at our Nepal factory. Our Scope 1 and 2 emissions reductions include the impact of the GHG emissions from our significantly expanded operations at our Unilever Oleochemicals Indonesia (UOI) refinery. To help manage this impact, UOI has invested in sourcing biomethane, which is being produced from a waste product of the palm oil production process, from two palm mills to supply its energy needs. A roadmap is in place to do this for six other mills over the next three years and we plan to significantly increase our use of this renewable fuel by 2030. Our focus in the coming years remains on implementing large-scale electrical and thermal energy efficiency initiatives, electrifying thermal processes, and sourcing sustainable biofuels. Each of our Business Groups has developed detailed roadmaps, considering the most appropriate low-carbon technologies and energy sources for our diverse range of manufacturing technologies and site locations. Our value chain (Scope 3) The table set out on page 242 demonstrates the contribution of our identified Scope 3 decarbonisation levers towards our targeted GHG emissions reductions to 2030. Supplier Climate Programme Our Supplier Climate Programme, launched in 2021, is focused on accelerating the transition of key suppliers to a position of climate leadership. We define this as suppliers setting their own science-based GHG reduction targets, publicly reporting progress against their targets, and having the capacity and capability to provide us with a Product Carbon Footprint (PCF) for the materials we buy. In 2024, we engaged with 291 suppliers to accelerate their climate action and capabilities. These suppliers represent approximately 42% of Unilever’s Scope 3 emissions from raw materials, packaging and collaborative manufacturing. Out of the 291 suppliers we approached, 181 are actively participating in the programme to date. In total, we have received almost 700 PCF data sets from suppliers, which form the basis for identifying, planning and delivering emissions reductions. Where these PCFs have been validated by our internal teams to be calculated in line with the PACT (Partnership for Carbon Transparency) methodology, they have been used in 2024 as part of our Scope 3 GHG emissions calculation. In 2024, we also focused on upskilling on climate action within our Procurement function. Separately, our Business Groups have led the identification of strategic suppliers with whom we can create innovative and high-impact partnerships to reduce emissions. For example, Personal Care has established workstreams with two aerosol can suppliers to further explore GHG reduction opportunities through recycled and low-carbon aluminium. In 2025, the focus for the Supplier Climate Programme will be to scale the initiative further, drive emission reduction plans for priority portfolios through decarbonisation roadmaps with suppliers, and to embed climate into key commercial processes and documents, including supplier contracts. Reformulating products This is one of our biggest opportunities to reduce emissions without compromising on product performance or consumer experience. In 2024, our Business Groups deployed several reformulated products with demonstrated GHG reductions in market. These products included Sunlight’s 100% plant-based RhamnoClean technology and Persil’s Wonder Wash detergent in our Home Care Business Group. Our Personal Care Business Group successfully launched soap bars with reduced fatty matter content delivering a superior consumer experience across two key brands in India, with plans to roll out to other markets from 2025 onwards. Our Business Groups have now established detailed reformulation roadmaps across their portfolios to 2030, which will form the basis of innovation plans beyond 2024 to deliver superior products while reducing GHG emissions. Forest-risk commodities The GHG emissions from the production of our key forest-risk commodities (i.e. palm oil, paper and board, tea, soy and cocoa) arise from land use change (e.g. deforestation), agricultural practices and downstream processing. In 2024, we set a goal to maintain a 95% deforestation-free supply chain of these commodities in 2024. Palm oil is the most material forest-risk commodity in our supply chain. To address this, we enrolled over 20 independent palm oil mills and tier two suppliers into our sustainability programme in 2024. We are making progress on our Good Palm strategy, which enrols new suppliers into our programme, including those we partner with to remediate past deforestation. We have mapped the locations of over 32,000 smallholder farms and are active in three palm oil smallholder development hubs with SNV, Widya Erti Indonesia (WEI) and the World Resources Institute (WRI). To drive improvements in the processing of forest-risk commodities and lower GHG emissions in the future, 336 palm oil mills in our supply chain now have methane capture in place. Regenerative agriculture In 2024, we raised our ambitions, committing to scale up regenerative agriculture practices across 1 million hectares by 2030 and implemented 17 new regenerative agriculture projects, bringing our total to 23 active projects covering a cumulative total of over 129,000 hectares since 2021. For further information on our regenerative agriculture programmes, refer to page 255 within our Biodiversity and Ecosystems disclosure. Chemical ingredients Two key chemical ingredients contribute a significant proportion of our Scope 3 GHG emissions: linear alkylbenzene sulphonate (LAS) and soda ash. To meet our Scope 3 reduction targets, we must reduce the GHG intensity of both LAS and soda ash production. In 2024, we worked closely with our suppliers of these ingredients to reduce the GHG footprint of their LAS production and contracted for additional volumes of low-GHG soda ash. The latter includes lower-GHG synthetic soda ash manufactured with carbon capture of CO2 emissions from processing, as well as natural soda ash. We will continue to scale these programmes in the period 2025-2027. Packaging Emissions from packaging predominantly arise from packaging production and at end of life through incineration or landfill. In 2024, we reduced our use of virgin plastics for the packaging of our products by 23% versus a 2019 baseline. We reported 57% of our plastic packaging to be reusable, recyclable or compostable, and that we collected and processed plastic waste equivalent to 93% of our plastic packaging sold. The focus of our future packaging plans will be to further increase recyclability, increase PCR inclusion and accelerate absolute virgin plastic reduction in all formats including flexibles. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 240 Unilever Annual Report and Accounts 2024 Logistics We use logistics and distribution networks across the world to transport our raw materials and products, resulting in GHG emissions from fossil fuel use. In 2024, we achieved a 2% reduction in CO2e per sold tonne compared to 2023. This improvement was primarily driven by reduced kilometres travelled due to operational efficiencies in North America. We also made good progress in our Ice Cream business in Turkey where we are using solar power for our fleet, which now includes 47 electric vehicles. Ice cream cabinets Ice Cream has a global cabinet fleet of close to 3 million point-of-sale ice cream freezers, all of which use electricity with associated GHG emissions. Renewable Energy Certificates (RECs) that were purchased in 2023 to offset a proportion of electricity used by these cabinets in Turkey and Indonesia were not renewed for 2024. The impact of this decision is reflected in our total 2024 Scope 3 GHG emissions. In March 2024, Unilever announced the planned separation of the Ice Cream Business Group in 2025. As a result, a revised climate strategy for the standalone business will be developed in 2025. Aerosol propellants Outside of the US and Canada, Unilever uses natural hydrocarbon gases for these spray formats which are not classified as GHGs. However, in part due to historic restrictions in the US and Canada regarding volatile organic compound (VOC) regulations, our spray formulas in these markets use hydrofluorocarbon propellant which is classified as a GHG. In 2024, we made further progress towards our key milestones on innovating for alternative propellant systems to replace hydrofluorocarbon propellants, with ongoing efforts focused on technology readiness and proposition testing ahead of product launches in future years. Climate & Nature Fund Our Climate & Nature Fund (CNF) supports the delivery of our sustainability goals and in 2024, our total CNF commitments since the Fund’s launch in 2020 increased from €0.3 billion in 2023 to €0.7 billion. We added €0.4 billion in 2024 related to our upstream value chain investments, which contribute to Unilever's future fit operations and sustainability goals, including our NDPE palm value chain investments in UOI. In addition, we invested €23 million in a partnership with Nufarm, through which we are aiming to develop a variety of sugar cane to extract lower GHG intensity plant-based oils for use in cleaning ingredients. Cumulative spend by the Fund since 2020 is €0.4 billion. Our wider influence on society Policy advocacy In 2024, we made progress on many of our climate policy advocacy priorities. Key actions included: ■ Nationally Determined Contributions: We published a report on the importance of Nationally Determined Contributions (NDCs) in raising national climate ambition to align with a 1.5°C pathway, including via the implementation of robust carbon pricing mechanisms. It was promoted via social media and was the subject of a Climate Week event in New York, co-hosted with the Brazilian government. ■ Renewable energy capacity and fossil fuel phase-out: As members of RE100, WBCSD and at global events such as Climate Week New York, Unilever has actively supported the global campaign to triple renewable energy capacity. In 2024, we joined the Asia Clean Energy Coalition (ACEC) and have been active in the Indonesia Working Group, co-developing research and a government engagement plan. ■ GHG Protocol standards to incentivise emissions reduction actions in value chains: Through our participation in relevant WBCSD working groups and the Value Change Initiative, we are working collaboratively to tackle the challenge of quantifying the GHG emissions impact of interventions in our land-based value chain, and how to count that impact towards our sustainability goals. ■ Chemical ingredients: We are engaged in two issues teams within Cefic, the European Chemical Industry Council, focused on market pull measures to support sustainable feedstocks, and a WBCSD working group established to drive alternative chemical feedstocks. Unilever now also chairs a cross-industry working group on the topic in India. Trade associations and industry partnerships In March 2024, we published our first Climate Policy Engagement Review, which included an independent review of the positions and engagement activities of our main industry associations, to determine whether they are consistent with Unilever’s priority policy areas. We received a 100% (14/14) score for our disclosures on climate policy engagement from InfluenceMap, a global think tank providing open- source data on corporate influence on climate change to investors and other stakeholders. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 241

METRICS AND TARGETS Targets Our near-term 2030 targets to reduce our GHG emissions have been set in accordance with a cross-sector emissions pathway and the draft GHG Protocol Land Sector and Removals guidance and align with the near-term time horizon of 2030 considered in our resilience analysis. Our targets that relate to the risks associated with land use pressure and regulation and product regulations and claims are addressed within Biodiversity and Ecosystems on page 256. We set our climate targets for the entities and activities that fall within the boundaries of our GHG inventory, as disclosed in our total GHG emissions on page 244. As part of our critical assumptions for setting our GHG emission reduction targets, our 2030 modelled outcomes include our 2030 growth trajectories and reflect the expected technology advances, product formulation changes and portfolio shifts in the period. Our GHG emissions for 2015 (Scope 1 and 2) and 2021 (Scope 3) were considered as representative of Unilever’s typical GHG emissions profile and form the baselines for our targets. The table below sets out our baseline emissions, the scope of our baseline emissions covered for each target and the absolute 2030 GHG emissions target value. Climate targets (million tonnes CO2e) Baseline year Total baseline emissions Emissions in scope of 2030 target % Baseline emissions in scope of target Total emissions target reduction factor 2030 target absolute reduction Scope 1 and 2 2015 2.1 95.6%(a) 2.0 100.0% 2.0 Total Scope 3 2021 55.3 71.8% 39.8 39.5% 15.7 Total Scope 3 FLAG 2021 10.2 81.9%(b) 8.4 30.3% 2.5 Total Scope 3 E&I 2021 45.1 69.6%(b) 31.4 42.0% 13.2 (a) Exceeds minimum coverage required by SBTi of 95%. (b) Exceeds minimum coverage required by SBTi of 67.5%. To meet our targets, our actions must deliver the planned reduction in our baseline emissions as well as 100% reduction in additional emissions from product volume growth between the baseline year and 2030. We have plans in place to cover 100% of our Scope 1 and 2 emissions in scope of our Scope 1 and 2 target through three priority decarbonisation levers of thermal and electrical energy, renewable power and refrigeration. The actions we have identified to reduce our Scope 3 emissions only partially address the total emissions in scope of our Scope 3 target. We have identified a scaling and innovation gap to reach our target which underscores the need to continually search for new solutions and ways to scale existing ones faster than is currently possible. Of the identified plans, we expect the most material reductions to come from Scope 3 FLAG and E&I emissions related to raw materials and ingredients. The table below demonstrates the contribution of our identified decarbonisation levers towards reducing both our Scope 3 baseline emissions and our forecasted Scope 3 GHG emissions from volume growth in the period to 2030. Scope 3 Decarbonisation lever % contribution of targeted reductions (baseline plus growth) Supplier Climate Programme 14% Reformulating products 13% Forest-risk commodities 10% Regenerative agriculture 4% Chemical ingredients 6% Packaging 3% Logistics 2% Ice cream cabinets 19% Aerosol propellants 7% Sub total 78% Scaling and innovation gap(a) 22% Total(b) 100% (a) The scaling and innovation gap represents the amount of GHG emissions for which we need to develop new or scale existing solutions. (b) Represents 15.7m CO2eT of total reductions by 2030 vs. 2021 baseline plus additional reductions to cater for emissions from growth in the period 2021–2030. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 242 Unilever Annual Report and Accounts 2024 Scope 1 and 2 target performance The percentage change in Scope 1 and 2 market-based GHG emissions is the difference between the current reporting period and the 2015 baseline period (1 October 2014 to 30 September 2015). Gross Scope 1, 2, 3 and total GHG emissions calculation methodology is disclosed on page 244. Exclusions: All emissions from biogenic fuels and owned or leased vehicles controlled by Unilever are excluded from the target scope in line with the SBTi minimum scope requirement. Scope 1 and 2 GHG emissions – Unilever operations (million tonnes CO2e) 2030 target % reduction 2015 baseline 2024 % change vs. 2015 baseline 2023 % change vs. 2015 baseline(a)(b) 2022 % change vs. 2015 baseline(a)(c) Reduce absolute operational GHG emissions (Scope 1 and 2) by 100% by 2030 from a 2015 baseline  -100% 2.01 -72% -70% -63% (a) 2023 and 2022 measured for 12-month period ended 30 September. (b) Restated from 74% in 2023 due to change in measurement methodology (see below). (c) Restated from 68% in 2022 due to change in measurement methodology (see below). In 2023, we improved our GHG measurement methodology, with a more complete and accurate measurement of emissions categories previously deemed immaterial. In 2024, to comply with SBTi guidelines, some of these emission categories (e.g. small offices and small warehouses), have been included in our SBTi target emissions coverage, including our 2015 baseline, resulting in a restatement of performance for prior years. The 2% improvement in our target performance is driven by good progress on our Scope 1 emissions in 2024 related to continued energy efficiency measures, electrifying thermal energy production at several sites and our first industrial-scale electric boiler at our Nepal factory. Our Sustainability Progress Index (SPI) climate goal (Scope 1 and 2) performance, for internal remuneration purposes, was 76.5% as detailed on page 105. Scope 3 target performance Scope 3 Energy and Industrial GHG target – 42% absolute reduction in SBTi Scope 3 E&I GHG emissions by 2030 The percentage change in Scope 3 Energy and Industrial (E&I) GHG emissions is the difference between the current reporting period and the 2021 baseline period (1 October 2020 to 30 September 2021). Emissions are categorised according to the GHG Protocol Corporate standard and include those from ingredients and packaging purchased by Unilever, ingredients and packaging from collaborative manufacturing in India, fuel and energy activities, upstream transport and distribution, hydrofluorocarbon (HFC) propellants in sold products, end-of-life treatment of sold products manufactured by Unilever and by collaborative manufacturers in India, and downstream leased assets. Exclusions: E&I emissions associated with collaborative manufacturers outside India, purchased goods and services outside of ingredients and packaging, capital goods, waste generated in operations, business travel, employee commuting, downstream transport and distribution, processing of sold products, use of sold products (water purifiers only), franchises and investments. Scope 3 Forest, Land and Agriculture GHG target – 30.3% absolute reduction in SBTi Scope 3 FLAG GHG emissions by 2030 The percentage change in Scope 3 Forest Land and Agriculture (FLAG) GHG emissions is the difference between the current reporting period and the 2021 baseline period (1 October 2020 to 30 September 2021). FLAG emissions relate to GHG Protocol Category 1 – ingredients purchased by Unilever and collaborative manufacturers in India. Exclusions: FLAG emissions associated with collaborative manufacturers outside of India. Gross Scope 1, 2 and 3 and total GHG emissions calculation methodology is disclosed on page 244. Scope 3 GHG emissions – Unilever value chain (million tonnes CO2e) 2030 targets 2024 emissions 2021 baseline 2024 % change vs. 2021 baseline Reduce absolute Scope 3 energy and industrial (E&I) GHG emissions from purchased goods and services (associated with ingredients, packaging), upstream transport and distribution, energy and fuel-related activities, direct emissions from use of sold products (associated with HFC propellants), end-of-life treatment of sold products, and downstream leased assets (associated with ice cream retail cabinets) by 42% by 2030, from a 2021 baseline. -42.0% 29.0 31.4 -8 % Reduce absolute Scope 3 forest, land and agriculture (FLAG) GHG emissions from purchased goods and services (associated with ingredients) by 30.3% by 2030, from a 2021 baseline. -30.3% 7.2 8.4 -14 % In 2024, there were significant increases in emission factors across global databases for fossil-fuel-related materials and processes (e.g. plastics, chemicals, energy), which are reflected in our 2024 GHG emissions reporting and our Scope 3 E&I and FLAG target performance. Changes to emission factors of this nature are not within our control and over time will be adjusted in our target baselines so that we can report the impact of the actions we are taking. We included 512 supplier specific product carbon footprint (PCF) data points within our Scope 3 GHG measurement for the first time in 2024, which is a significant milestone towards improving the accuracy of our GHG data. Scope 3 E&I: The reduction in E&I emissions since 2021, primarily relates to overall product volume decline including divestments in the period and logistics operational efficiencies. As set out in our CTAP, we expect progress against our E&I target to be more challenging given the significant contribution of chemicals from our Home Care business group. We are making progress to work with our suppliers to develop and increase the supply of lower GHG alternatives for these chemicals, the impact of which will be reflected in future years as we scale these programmes. Scope 3 FLAG: The good progress we have made in reducing our FLAG emissions since 2021 is primarily driven by significant efforts to source deforestation-free palm and improved data from our suppliers through the Supplier Climate Programme. The impact of these programmes to date is a reduction of approximately 1.2 million tonnes CO2e and has been reflected in our GHG emissions measurement in 2024. The most material change in PCF data reflects our sourcing of soy from regions with a lower GHG impact. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 243 Gross Scope 1, 2 and 3, and total GHG emissions Total GHG emissions are calculated using the GHG Protocol Corporate Standard and relate to the activities reported in our consolidated accounting group (parent and subsidiaries). We do not have material emissions related to associates, joint ventures or unconsolidated subsidiaries and contractual arrangements where we have operational control. Total GHG emissions are the sum of Scope 1 and 2 activities within our operations and Scope 3 activities, covering upstream and downstream value chain. Total GHG emissions include all seven greenhouse gases as required by the GHG Protocol standard, combined into a single CO2-equivalent (CO2e) unit using Global Warming Potential (GWP) values from the IPCC 6th Assessment Report for Scope 1 and 3, and market-based factors from the IEA (2021) for Scope 2. Data collection is from both internal and external sources, based on industry-accepted standards where available. Scope 1 and 2 emissions Scope 1 and 2 emissions are calculated as the sum of GHG emissions from energy used, energy sold and refrigerant use, reported in tonnes for all manufacturing sites and the majority of logistics and office sites. Energy used and energy sold: Data is collected from meter readings and invoices for each site in GJ and includes combustion of fossil fuels (Scope 1), as well as purchased, generated and sold electricity, heat and steam (Scope 2). Carbon emission factors are used to convert energy (GJ) into greenhouse gases (GHG). Scope 1 factors are provided by the Intergovernmental Panel on Climate Change (IPCC) and Scope 2 factors are based on Renewable Energy Attribute Certificates or supplier data, following the GHG Protocol's Scope 2 Market-Based method. When Energy Attribute Certificates (EACs) are applied, electricity consumption is reported as renewable with an emission factor of zero. Refrigerant use: HFC consumption data is taken from site maintenance records for each site, including Global Warming Potential (GWP) factors for each refrigerant type, which are converted from refrigerant losses (kg) to GHG emissions. GWP factors for HFC refrigerants are provided by the IPCC. Sulphur hexafluoride (SF6) emissions from high voltage equipment: Amount of SF6 leaked from electrical insulators is calculated using an estimate of amount of SF6 across our sites and an average SF6 equipment leakage rate based on IPCC Guidelines multiplied by the GWP factors. For logistics and office sites not reporting in Unilever systems, Scope 1 and 2 emissions are estimated based on measured sites and site headcount or pallet position. Exclusions: CO2 emissions from the combustion of biomass; the capturing of CO2 by the vegetation during growth is considered to offset emissions from combustion. Scope 3 emissions The two most material categories of emissions are Category 1 – Purchased goods and services, and Category 11 – Consumer Use of Sold Products, which were estimated as follows. Category 1 – Purchased goods and services Ingredient and packaging emissions are calculated by multiplying the volumes of ingredients and packaging purchased by Unilever and collaborative manufacturers production volumes by emission factors. Ingredients and packaging purchased by Unilever include emissions generated from production and transportation from ’cradle to gate’ (farming/mining of raw materials to delivery at Unilever). We categorise transportation emissions from suppliers to Unilever under Category 1, instead of Category 4 as recommended by the GHG Protocol, as we cannot separate these from other transportation emissions. Emissions not directly related to raw material production, such as head office and marketing, are excluded. Emissions from packaging materials are assumed to be E&I. Ingredient emissions are further categorised into: ■ FLAG: Emissions from agricultural raw materials related to land use change and land management up to ’farm gate’. ■ E&I: Emissions from converting or processing agricultural raw materials into purchased materials, from farm to Unilever site. Emission factors for ingredients and packaging purchased by Unilever are obtained from two external sources: 1. Supplier product carbon footprint data: received annually directly from suppliers participating in the Supplier Climate Programme and internally validated. 2. ’Cradle to gate’ emissions factors in kgCO2e per kg of material: calculated using Life Cycle Analysis (LCA) software, Life Cycle Inventory (LCI) databases such as Ecoinvent and the World Food Life Cycle database, supplemented with other models and supplier-specific data where available. Where no emission factors are available for specific ingredients or packaging materials, an average of known emission factors is used. Where emission factors do not include transport from the supplier to Unilever, these are separately estimated and added to total emissions. Emission factors for ingredients and packaging purchased from collaborative manufacturers are calculated from the average emissions of the relevant product category and derived from Unilever’s annual product footprint assessment covering 13 countries. FLAG and E&I emission factors for relevant materials are obtained from the eQosphere database where available (provided by Quantis). Where not available, SEAC calculates and categorises relevant emission factors as FLAG and E&I based on external LCI data and assuming that emissions up to the ’farm gate’ are FLAG (i.e., all land use change, land management, and all other production activities associated with agriculture and raw material extraction), with all remaining emissions assumed to be E&I. Annual water consumption (m3): Data is extracted from internal systems or estimated based floor area (m2) for logistics sites or head count for office sites and is multiplied by emission factors in kgCO2e per m3 of water consumed obtained from the UK government’s Department for Environment, Food and Rural Affairs (DEFRA). Indirect procurement: Scope 1, 2 and 3 emissions from purchased goods and services not for resale, such as media placement and IT services. We exclude emissions relating to trade spend, rent, employee salaries, memberships, tax, interest and depreciation. Annual spend by category is mapped to spend categories in the Extended Environmental Input Output (EEIO) model and multiplied by the relevant emission factor in kgCO2e per £1,000 spend by category in the EEIO model to calculate total emissions. The EEIO tool estimates carbon emissions based on spend using country- and sector-specific carbon conversion factors that combine economic trade data and national industry-level carbon emission data. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 244 Unilever Annual Report and Accounts 2024 Category 11 – Use of sold products HFC propellant volumes for aerosol products produced by Unilever and collaborative manufacturers are multiplied by emission factors in kgCO2e per kg of HFC propellant obtained from the IPCC AR6 report. The quantity of water purifiers sold in India for the period to 30 October (date of sale of Pureit) is multiplied by lifetime electricity consumption in kWh per unit, obtained from an LCA study, and by the grid emission factor in kgCO2e per kW of electricity for India, obtained from IEA. Indirect consumer use emissions are calculated for a representative sample of products, based on grouping of similar products within 13 key countries. Consumer use (i.e. the consumed amount per individual portion, single use or serving of a Unilever product by one person) is determined based on: consumer habits studies, on-pack recommendations or internal expert opinion. Consumer use is applied to the primary product e.g. dishwashing tablets, hence ancillary products are considered to have no impact. This data is consolidated and extrapolated across the sales of unclustered products at a category and country level to calculate total emissions of the 13 countries. The total Unilever emissions for indirect consumer use are calculated per Business Group by extrapolating total emissions of the 13 countries based on total sales per Business Group. Other key assumptions For subsidiaries that do not report in Unilever systems, we calculate total emissions (tCO2e) for purchased goods and services per Business Group divided by total Unilever turnover per Business Group (excluding these entities), multiplied by turnover for these entities. Exclusions: Scope 3 activities are estimated for 13 emission categories. Emission category 10 (Processing of sold products) and Emission category 15 (Investments) are not reported as they are not material. Emissions (million tonnes CO2e) 2024(a) 2023(a) 2022(a) % change vs. 2023 Total Scope 1 and 2 GHG emissions (market-based) 0.69 0.75 0.87 -8 % Gross Scope 1 GHG(b)(c) 0.48 0.57 0.64 -14 % Gross market-based Scope 2 GHG emissions(b) 0.21 0.18 0.23 16 % Gross location-based Scope 2 GHG emissions(b) 1.26 1.16 1.26 9 % Scope 3 GHG emissions in scope of our net zero ambition(c)(d) 53.80 52.13 52.82 3 % Purchased goods and services 41.79 41.47 41.15 1% Raw materials and ingredients 26.88 27.53 28.03 -2% Packaging materials 6.37 5.60 5.84 14% Indirect procurement 8.54 8.34 7.28 2% Upstream transportation and distribution (logistics) 1.61 1.57 1.81 3% Downstream leased assets (ice cream cabinets) 2.79 2.30 2.93 21% Use of sold products (HFC propellants) 1.60 1.48 1.46 8% End of life treatment of sold products 3.70 3.25 3.32 14% Others(e) 2.31 2.06 2.15 12% Total Scope 1, 2 and 3 GHG emissions in scope of net zero ambition (market-based) 54.49 52.88 53.69 3% Scope 3 GHG emissions – indirect consumer use(f) 51.35 47.07 57.54 9% Total Scope 1, 2 and 3 GHG emissions (market-based) 105.84 99.95 111.23 6 % Total Scope 1, 2 and 3 GHG emissions (location-based) 106.89 100.93 112.26 6% (a) 2023 and 2022 measured for 12-month period ended 30 September, and include minor corrections to site data. (b) Scope 1 emissions regulated by trading schemes amounted to 4.2% in 2024, 3.8% in 2023 and 4.18% in 2022. (c) Biogenic emissions of CO2 from the combustion or bio-degradation of biomass in our own operations are not reported as part of Scope 1 and 2 or Scope 3 emissions in line with GHG protocol. In 2024, Scope 1 and 2 emissions amounted to 468,432 tonnes CO2 (Scope 1 and 2). (d) 2.8% of our Scope 3 emissions have been calculated from primary data obtained from suppliers or other value chain partners. (e) Others include capital goods, fuel and energy-related activities, waste generated in operations, business travel, employee commuting, downstream transport and distribution and franchises. (f) Relates to emissions that typically arise from the heating of water needed to use our shampoos and shower gels. Excluded from the scope of our Net Zero ambition in line with GHG Protocol and SBTi guidelines. The 6% increase in our total Scope 1, 2 and 3 GHG emissions in 2024 from prior year is partially driven by product volume growth in the period but primarily by the impact of changing emission factors across global databases for fossil-fuel-related materials and processes in 2024. This impacted our purchased goods and services, ice cream cabinets, end-of-life treatment of sold products, and indirect consumer use emission categories the most. The increase in emissions from ice cream cabinets further reflects our decision to discontinue the purchase of RECs in 2024. Use of sold product emissions from HFC propellants increased in 2024 reflecting product volume growth of aerosols in North America. The increase in our total Scope 1, 2 and 3 GHG emissions from 2023 is net of reduced emissions in the period from our FLAG raw materials and ingredients and the roll-out of reformulated products with a lower GHG intensity. GHG intensity per net revenue Total GHG emissions calculated on a location-based and market-based methodology are divided by total turnover for Unilever as disclosed in the financial statements on page 138. Total turnover equates to net revenue. GHG intensity per net revenue (tonnes CO2e/€ million) 2024 Total GHG emissions (market-based) per net revenue 1,742 Total GHG emissions (location-based) per net revenue 1,759 The variability in geographical regions, business sectors and brands in our business limits the relevance of using a single global measure such as GHG intensity per net revenue (turnover) as required by the ESRS. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 245

Energy consumption and mix Energy sourced from within the organisational boundary is not counted under ’purchased or acquired’ energy. We consider 100% of our energy to be related to high climate impact sectors (manufacturing, transportation and storage), as listed in Sections A to H and Section L of Annex I to Regulation (EC) No 1893/2006 of the European Parliament and of the Council, as defined in Commission Delegated Regulation (EU) 2022/1288. For sites reporting energy consumption in Unilever systems, consumption is calculated by consolidating data from fossil, nuclear and renewable sources based on meter readings and invoices, converted to common units of energy. Unilever purchased Energy Attribute Certificates (EACs) are matched against electricity consumption and reported as renewable, following RE100 Reporting Guidance 2021. EACs are market-based instruments that authenticate the proportion of energy generated from renewable sources procured by consumers, including Renewable Energy Certificates (RECs), International Renewable Energy Certificates (IRECs), and European Guarantees of Origin (GOs). EACs are purchased in Q1 2025 once 2024 electricity consumption is complete. For logistic and office sites not reporting energy consumption in Unilever systems, consumption is assumed to be non-renewable and is estimated for each utility type and regional cluster based on energy consumption per pallet position (storage capacity) and per headcount using consumption data from similar sites that do report in Unilever systems. For sites where pallet positions (storage capacity) and headcount data is not available, the average energy consumption reported in Unilever systems for logistics and office sites is used as a proxy for each site. A small number of manufacturing sites generate electricity, heat and steam, which is classified as renewable energy if it is from a renewable source. This is classified as consumption of self-generated non-fuel renewable energy. Renewable energy generated which is sold to and used by a third party is not subtracted from energy generated or offset against energy consumption. Exclusions: Our own operations does not include sites that are under commissioning and sites where decommissioning has started. Excludes energy consumption from collaborative manufacturers. Energy consumption and mix (thousands MWh) 2024 Fuel consumption from coal and coal products 0 Fuel consumption from crude oil and petroleum products 461 Fuel consumption from natural gas 1,445 Fuel consumption from other fossil sources 0 Consumption of purchased or acquired electricity, heat, steam and cooling from fossil sources 775 Total fossil energy consumption 2,681 Share of fossil sources in total energy consumption (%) 41% Consumption from nuclear sources 0 Share of consumption from nuclear sources in total energy consumption (%) 0% Fuel consumption from renewable sources including biomass (also comprising industrial and municipal waste of biologic origin), biofuels, biogas and hydrogen from renewable sources 1,349 Consumption of purchased or acquired electricity, heat, steam and cooling from renewable sources 2,396 Consumption of self-generated non-fuel renewable energy 56 Total renewable energy consumption 3,801 Share of renewable sources in total energy consumption (%) 59% Total energy consumption 6,482 Energy intensity Energy intensity is calculated as total energy consumption in MWh for the reporting period divided by total turnover for Unilever as disclosed in the financial statements on page 138. Total turnover equates to net revenue. Energy intensity per net revenue (MWh/€ million) 2024 Total energy consumption from activities in high climate impact sectors per net revenue from activities in high climate impact sectors(a) 107 (a) Total energy consumption excludes energy consumption from collaborative manufacturing. Net revenue includes net revenue from the sales of products produced for Unilever by collaborative manufacturers. This limits the relevance of this metric. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 246 Unilever Annual Report and Accounts 2024 Analysis of renewable and non-renewable electricity in our operations Renewable electricity (% of MWh) 2024 On-site renewable self generation 2% Purchased renewable electricity 83% On-site Purchase Power Agreements 0% Off-site Purchase Power Agreements 9% Green energy products from an energy supplier (green tariffs/bundled RECs) 14% Green energy purchased in markets with greater than 95% renewable grid 0% Unbundled RECs bought in market 60% Total renewable electricity 85% Non-renewable electricity (% of MWh) 2024 On-site non-renewable electricity generation (e.g. gas-fired on-site CHP) 8 % Purchased non-renewable electricity (e.g. non-grid transfer of CHP) 5 % Unbundled RECs bought in an adjacent market 2 % Total non-renewable electricity 15 % GHG removals and GHG mitigation projects financed through carbon credits Our 2030 plans to reach our climate targets include limited removals within our value chain such as soil organic carbon (SOC) sequestration through our regenerative agriculture programmes, which will be counted towards achieving our 2030 Scope 3 GHG (FLAG) reduction targets in line with SBTi criteria. In addition, while the focus of our CTAP is on emissions reductions within our value chain, we will seek to balance any unabated emissions within the scope of our Net Zero 2039 ambition, with the same volume of purchased carbon removals from 2039. No GHG removals nor carbon credits are reported for 2024 and we do not currently have plans to retire carbon credits in the future. Two of our Prestige brands made consumer-facing claims with reference to carbon credits in 2024. Internal carbon pricing We believe the practice of internal carbon pricing can be important in signalling support for carbon pricing as a policy instrument. In practice, however, as not many of our operations are particularly energy-intensive, our Scope 1 and 2 GHG reduction targets act as a more significant decision factor than the shadow carbon price. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 247 Scenario analysis – supporting information The selection of the most relevant key forces and drivers across the changing physical climate, policy and market landscape are outlined in the table below for each scenario considered in the scenario analysis. Scenario 1.5°C <2°C <3°C >4°C Temperature: best estimate by 2100 Limit warming to 1.5°C (>50%) with no or limited overshoot Limit warming to below 2°C (>67%) Limit warming to 3°C (>50%) Warming exceeds 4°C (>50%) Temperature: very likely range by 2100 1.0-1.8°C 1.3-2.4°C 2.1-3.5°C 3.3-5.7°C Global policy coordination Globally coordinated policies with immediate action. Globally coordinated climate policies with delayed action (i.e. after 2030). No globally coordinated climate policy with current national mitigation efforts. Emissions Reach net zero CO2 emissions by approx. 2050. Reach net zero CO2 emissions by approx. 2070. CO2 levels don’t peak until mid-century, and net zero not achieved before 2100. CO2 emissions approximately double by 2050. Energy mix Substantial energy system changes including use of carbon capture and storage, widespread electrification, use of alternative fuels such as hydrogen and sustainable biofuels, and improved energy efficiency. Without additional policies, there is little change to the energy mix from present day. Global energy mix prioritises fossil fuels, with an uptake of coal compared to present day. Land use The protection, improved management, and restoration of forests, peatlands, coastal wetlands, savannas and grasslands reduce emissions. Agriculture systems change from cropland and grassland to soil carbon management, agroforestry, use of biochar, improved rice cultivation, and livestock and nutrient management, etc. Present day trends in land use continue, including deforestation rates and use of land for animal protein production. Consumption Low material growth and lower resource- and energy- intensive consumption and lifestyles. Gradual decrease in resource- and energy- intensive consumption and lifestyles. Continued exploitation of fossil fuel resources, which supports an increase in resource- and energy- intensive consumption and lifestyles globally. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 248 Unilever Annual Report and Accounts 2024 Pollution IMPACT, RISK AND OPPORTUNITY MANAGEMENT Our material Environmental impacts, risks and opportunities resulting from the double materiality assessment (DMA) and the process by which these were identified are detailed on page 230. Non-biodegradable substances is identified as a material topic, and disclosures and metrics relating to biodegradability have been included accordingly. Unilever considers microplastics in our products to be a subset of substances which can be slow to biodegrade or are resistant to biodegradation, and not material on a standalone basis. Consideration of microplastics resulting from our packaging is detailed in our Resource Use and Circular Economy disclosures on page 258. Unilever’s ingredient portfolio includes some substances classified as substances of concern. However, we evaluate consumer, worker and environmental exposures through our ingredient and product safety risk assessments, alongside relevant hazard characterisation data, ensuring that our products and the ingredient levels we use are safe by design. Our evaluation approach is grounded in science and risk-based assessments, following the principle that exposure determines the safe use of hazardous materials. We update our ingredient and product standards, as well as our safety risk assessments, to reflect new scientific data and changes in regulatory positions. Our ingredient stewardship and product innovation programmes also enable us to identify, review and replace substances of concern when there are concerns about potential effects on human health or the environment. Substances of concern is therefore not identified as a material topic and no further disclosures have been included. For disclosures relating to product safety refer to page 284. Policies Unilever’s environmental policies, which include those related to pollution, are disclosed on page 232. The table below demonstrates how these policies address our material impacts in relation to pollution. Unilever Code and Code Policies ■ Unilever Environmental Policy ■ ■ Environmental Care Framework Standard ■ Responsible Partner Policy ■ ■ Sustainable Agriculture Code and Sustainable Agriculture Principles ■ Pollution of air, water and soil Non- biodegradable substances In relation to substances that can be slow to biodegrade or resistant to biodegradation, our Responsible Innovation Code Policy outlines our commitment to conducting responsible, safe and sustainable research and innovation. This ensures that risks to consumer safety, occupational safety and the environment are properly assessed and managed. The implementation of this policy is supported by a standard that defines the approach to safety risk assessments, ensuring consumer, occupational, and environmental safety by design, which includes an understanding of biodegradability. We have set out further information regarding Unilever’s Code and Code Policies on page 229. Unilever’s Environmental Care Framework Standards (ECFWS) requires sites to assess the potential for serious environmental incidents or emergency situations and implement comprehensive plans to prevent or mitigate the associated likely consequences. We do not have specific policies in relation to incidents and emergency situations in our value chain. However, our Responsible Partner Policy (RPP) requires our partners to put in place appropriate policies, processes and procedures to address environmental issues. Actions Within our own operations, Unilever drives continual improvement in relation to pollution through the ECFWS. For our manufacturing organisation, the Unilever Manufacturing System (UMS) provides an operational framework that supports the implementation of the ECFWS. It requires sites to follow a process to identify and implement actions addressing pollution-related impacts. Each year, sites develop action plans to enhance compliance with the ECFWS, including pollution control. These plans are monitored throughout the year. We seek to minimise pollution by monitoring relevant pollutants to air, water and soil, and implementing both normal operating and emergency control measures, such as preventative maintenance and monitoring, alarm systems, and dedicated and secured secondary containment. We require suppliers in our upstream value chain to meet or exceed the Mandatory Requirements of the RPP by implementing appropriate policies, management systems and practices. Unilever verifies compliance with the RPP’s Mandatory Requirements and management systems through self-declarations, due diligence scanning, online assessments and third-party audits in high-risk sites. We promote sustainable and regenerative agriculture practices in our supply chain, through the implementation of the Sustainable Agriculture Code (SAC), Sustainable Agriculture Principles (SAP) and regenerative agriculture projects. The SAC and SAP set out requirements for suppliers regarding water management, water quality, soil management and pollution control. We also require suppliers to have management plans for irrigation, pesticide and fertiliser use to avoid contamination and prevent damage to soils, ecosystems and waterways. To manage potential pollution impacts caused by environmental exposure to ingredients following consumer use of our products, we conduct environmental risk assessments for all ingredients before they are marketed and for new ingredients prior to use. Each year, we assess the combined environmental exposure from individual ingredients across our product portfolio to ensure safety. Our commitment to producing environmentally safe products is core to our decision-making on product ingredients. At a minimum, we ensure our products comply with regulations, such as restrictions on synthetic polymer microparticles, and monitor prohibited substances in regulatory lists, taking necessary actions as required. In some areas, our standards exceed regulatory requirements based on our environmental safety assessments or in regions where regulations are weak or poorly enforced. We also consider evolving societal preferences in our ingredient management decisions. For example, we understand that consumers want more reassurance about the impact of our products on the environment, including on water and aquatic systems. After their use by consumers, 93% of organic ingredients in our products that enter water systems biodegrade within hours/days/weeks. We are focusing on the small volume of ingredients that are slower to biodegrade and working with suppliers to identify alternatives without compromising product performance. In 2014, we were one of the first companies to stop using small plastic scrub beads, replacing them with alternative exfoliating ingredients such as apricot kernels, cornmeal, ground pumice, silica and walnut shells. We are now in the process of removing other solid polymers that are slow to biodegrade and replacing them with natural or more biodegradable alternatives. Our actions on ingredient use are supported by the expertise of our Safety, Environmental & Regulatory Science group – our global centre of excellence in safety and sustainability science – as well as our Regulatory Affairs team. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 249

METRICS AND TARGETS Targets Unilever does not have formal targets for pollution emissions defined at a global level. Our approach is to monitor emissions from our sites at a local level to ensure compliance with local legal requirements and permits. We record any exceedance of local permit limits centrally, and put plans in place to remediate. As mentioned above, our manufacturing sites are also reviewed through Environmental Compliance Audits and audited by Corporate Audit, including assessing the robustness of their implementation of the ECFWS. While Unilever has actions in place in relation to biodegradability, there is no formal target. However, we monitor the proportion of our ingredient portfolio that meets the Unilever Biodegradability Standard, as we seek to develop formulations with less environmental impact while continuing to deliver superior performance. Pollution of air, water and soil in our own operations Pollutants emitted are those contained in outflows from our operations, that may relate to pollutants generated from Unilever operations and/or chemical components that may enter our operations, such as chemical components already in the water or raw materials used in operations. Each year, Unilever reviews the emissions volumes of pollutants listed in Annex II of Regulation (EC) No 166/2006 to ensure those near or above threshold levels are sampled and tested or estimated. For each manufacturing site where sampling and testing is conducted, pollutant emissions to air, water and soil are calculated using internal or certified external laboratories. For sites without sampled data, estimates are based on proxy data from sampled sites using statistical modelling reviewed by external experts or, for air pollutants from energy combustion, on published emission factors. Emissions per pollutant per site are compared to Annex II threshold values of Regulation (EC) No 166/2006. Only sites exceeding these thresholds are consolidated and reported. We have used direct measurement and periodic measurement i.e. sampling, to calculate pollutant emissions where possible, however in the first year of reporting, this has been constrained by the availability and capacity of suitable sampling capabilities. Where data was unavailable via direct measurement and sampling, we have employed representative data and a number of mathematical methods designed to produce a reasonable estimate. Emissions of hydrochlorofluorocarbons to air and asbestos to soil, via direct measurement, and emissions of Chemical Oxygen Demand, via sampling, are reported based on actual data only. Estimations make up circa 94% of the remainder of reported pollutant emissions. We aim to reduce the level of estimation, and hence the level of uncertainty in our data over time, as we continue to build our reporting capabilities. Emissions are reported irrespective of any further downstream processing at treatment plants, such as municipal water treatment or certified waste management. For example, emissions of asbestos are directed to specialised waste landfills. Emissions to air by pollutant Pollutant volumes (kg/year) 2024 Carbon monoxide (CO) 9,146,961 Hydrochlorofluorocarbons (HCFCs) 725 Nitrogen oxides (NOx) 144,961 Non - methane volatile organic compounds (NMVOC) 839,375 Particulate matter (PM10) 192,336 Sulphur oxides (SOx) 150,855 Emissions to water by pollutant Pollutant volumes (kg/year) 2024 Arsenic and compounds (as As) – Cadmium and compounds (as Cd) 11 Copper and compounds (as Cu) – Lead and compounds (as Pb) 166 Mercury and compounds (as Hg) 21 Nickel and compounds (as Ni) 2,843 Phenols (as total C) 8,615 Total organic carbon (TOC) (as total C or COD/3) 4,181,794 Zinc and compounds (as Zn) 2,461 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 250 Unilever Annual Report and Accounts 2024 Emissions to soil by pollutant Pollutant volumes (kg/year) 2024 Arsenic and compounds (as As) 596 Asbestos 32,176 Cadmium and compounds (as Cd) 355 Chlorides (as total Cl) – Chromium and compounds (as Cr) 19,973 Copper and compounds (as Cu) 28,421 Fluorides (as total F) 416,766 Lead and compounds (as Pb) 483 Mercury and compounds (as Hg) 10 Nickel and compounds (as Ni) 1,129 Total nitrogen 2,629,554 Total phosphorus 16,692 Zinc and compounds (as Zn) 5,117 Biodegradation Biodegradability is assessed based on internationally recognised tests (OECD, ISO). The Unilever Biodegradability Standard classifies ingredients as 'Readily and Ultimately' and 'Inherently and Ultimately' biodegradable based on OECD 301, 310 and 302 tests. These classifications indicate that ingredients either completely biodegrade within water systems in hours/days (readily and ultimately) or days/weeks (inherently and ultimately). Sales volumes and biodegradable volumes for the period 1 October to 31 December are extrapolated by ingredient, using the average quarterly volumes from 1 January to 30 September. Exclusions: Inorganic ingredients that are not relevant for biodegradation; propellants that do not enter the water system after use; and products that are consumed by consumers, such as foods, vitamins, minerals and supplements; and products sold by businesses that are not fully integrated into Unilever’s systems. Metric 2024 Percentage of organic ingredients contained in products sold that are biodegradable 93% STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 251 Water IMPACT, RISK AND OPPORTUNITY MANAGEMENT Our material Environmental impacts, risks and opportunities resulting from the double materiality assessment (DMA) and the process by which these were identified are detailed on page 230. Given the nature of our business, we do not consider marine-related resource commodities as a material topic. Policies Unilever’s environmental policies, which include water-related policies, are disclosed on page 232. The table below demonstrates how these policies address water withdrawal from our own operations and upstream value chain leading to water shortages. These policies encompass water management and water consumption. Unilever Environmental Policy ■ Environmental Care Framework Standard ■ Responsible Partner Policy ■ Sustainable Agriculture Code and Sustainable Agriculture Principles ■ Water withdrawal leading to water shortages There are no specific policies in place relating to product demand due to consumer awareness of water scarcity and water shortages, including product design (services are not applicable to Unilever). We consider product innovation as part of our business strategy, including innovations related to sustainability topics, which are supported by our Research & Development (R&D) science and technology programmes. For example, innovating water-smart products that help consumers use less water is considered as part of our Business Group R&D strategies. Actions Water consumption Within our manufacturing operations, we drive continuous improvement through the implementation and monitoring of site-level water management plans. We seek to minimise water abstraction per tonne of production from shared resources, including reusing and recycling freshwater wherever practical. In 2024, we invested in rainwater harvesting facilities and other projects to reduce freshwater withdrawal at our sites. Our business partners in our value chain are required to comply with the mandatory requirements of the RPP. This includes our water-related requirements. We verify RPP alignment through self-declarations upon registration, annual re-registration to our systems, routine due diligence and risk-based audits. We require business partners to create a Corrective Action Plan to address any issues identified during third- party audits and we encourage suppliers to contact the Unilever team for guidance where they face challenges in meeting our requirements. We continue to implement water stewardship programmes in water- stressed areas where we have manufacturing sites, which aim to improve water security through collective action with other stakeholders in the shared water catchment: ■ In 2024 we implemented eight additional water stewardship programmes, bringing our total to 21 active programmes in Brazil, Chile, Egypt, India, Indonesia, Mexico, South Africa and Turkey. These programmes are run in line with the Alliance for Water Stewardship Standard, an external global framework, or the Prabhat approach, our community development initiative in India. Each programme has its own time horizons and associated activities, informed by river basin studies (with four new studies completed in 2024) and local knowledge from regional implementation partners, such as DKM in Turkey and NBI in South Africa. ■ In 2025, we will continue to onboard new sites in support of our target to implement water stewardship programmes in 100 locations in water-stressed areas by 2030. Reducing product demand To help our consumers conserve water and use our products in water- scarce conditions, we invest in water-smart products and formulations that deliver superior performance even in such environments. For example, many of our hair care products now have fast-rinse technology as standard. We also seek to minimise the impact of our products on water and aquatic systems by using ingredients that meet our Biodegradability Standard, as detailed in our Pollution disclosures on page 249. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 252 Unilever Annual Report and Accounts 2024 METRICS AND TARGETS Targets We do not have formal targets on water withdrawal in our own operations and we do not define targets for our upstream value chain or on water- smart product design. Water withdrawal from our own operations and water-smart product design are addressed through our manufacturing processes and product innovation plans, rather than through global targets. Within our upstream value chain, we manage water risk through our RPP and verify compliance with the RPP’s Mandatory Requirements and management systems through self-declarations, due diligence scanning, online assessments and third-party audits in high-risk sites. Unilever’s target is to implement water stewardship programmes in 100 locations in water-stressed areas by 2030, in line with our Environmental Policy. These stewardship programmes involve working with others to address shared water challenges within water-stressed areas where Unilever has manufacturing operations. This is a voluntary target and ecological thresholds and allocations of impacts to Unilever have not been applied when setting the target. Our target of water stewardship programmes in 100 locations represents all of our manufacturing sites in water-stressed areas. Implement water stewardship programmes in 100 locations in water-stressed areas by 2030 Locations refer to Unilever manufacturing sites. Water-stressed areas are those with ’high’ or ’extremely high’ baseline water stress, as determined based on the WRI Aqueduct Water Risk Atlas Tool, or, by exception, based on Unilever’s additional review of site-specific factors and localised water risks to complement the WRI data and ratings. Programmes must be implemented within the catchment of a Unilever water-stressed location, operate in line with either the Alliance for Water Stewardship Standard or the Prabhat approach, and be approved by a Unilever authority. Programmes must also consist of a material Unilever commitment and be created, facilitated or provided by Unilever or by a third party under a contractual commitment with Unilever. Programmes must be implemented between 1 January 2020 and 31 December 2024, with activities either ongoing or completed during the reporting period, and at least six months having elapsed since the contract was signed. Locations are not counted in the metric if programme activities were completed in prior periods and have not been extended or renewed. Water target Goal 2024 2023 2022 Implement water stewardship programmes in 100 locations in water-stressed areas by 2030 (number of water stewardship programmes) 100 21 13 8 Water consumption in our own operations Water consumption is calculated as the difference between water withdrawal and water discharge. This is measured using invoices and/or meter readings. For sites where this information is not collected (representing 4% of water consumption), consumption is estimated based on site headcount, pallet positions and proxy data. Unilever sites in areas at water risk, including areas of high-water stress, are identified using the World Resources Institute (WRI) Aqueduct Water Risk Atlas tool. These include sites where the weighted aggregate total water risk is classified as ’high’ or ’extremely high’, as well as sites with high or extremely high baseline water stress, or, by exception, sites may be identified based on Unilever’s additional review of site-specific factors and localised water risks to complement the WRI data and ratings. Water intensity is calculated as total water consumption in thousands m3 divided by turnover in € million. Total turnover equates to net revenue. Water recycled and reused is measured via meter readings (62%) or through a water mass balance (38%) at all manufacturing sites and the majority of logistics and other sites. Where data is unavailable, the amount of water recycled and reused is assumed to be zero given the non- manufacturing nature of operations at these sites. For all manufacturing sites and the majority of logistics sites with water storage capacity, the stored water is recorded as the maximum capacity of the storage facilities. Where data is unavailable, water stored is assumed to be zero given the non-manufacturing nature of operations at such sites. Water consumed, recycled, reused and stored (millions m3) 2024 Total water consumption 17 Total water consumption in areas at water risk, including areas of high-water stress (based on ESRS definition) 11 Total water consumption in areas at water risk, including areas of high-water stress (based on Unilever definition)(a) 11 Total water recycled and reused 2 Total water stored 1 Water intensity ratio: water consumption per turnover (m3/€ million) 281 (a) Includes an additional two sites based on Unilever’s additional review of site-specific factors and localised water risks. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 253

Biodiversity and Ecosystems STRATEGY Interaction of material impacts and risks with strategy and business model Our material Environmental impacts, risks and opportunities (IROs) resulting from the double materiality assessment (DMA) and the process by which these were identified are detailed on page 230. Impacts on desertification and soil sealing were not assessed within our value chain. No biodiversity and ecosystem-related opportunities were identified during the DMA process. Impacts and risks in our own operations Our double materiality assessment concluded that our own operations, covering more than 600 sites globally, do not collectively have a material impact on nature. At a local level, we have identified 22 sites that operate within or near biodiversity-sensitive areas, where Unilever may contribute to negative effects on biodiversity. To reach this conclusion, we identified sites within a 1km radius of biodiversity sensitive areas to capture Unilever’s likely direct and indirect impacts and allow for comparability across our sites. Each site was then assessed using two indicators: ■ The Biodiversity Intactness Index (BII); and ■ Water stress assessment according to WRI Aqueduct Tool, supplemented with Unilever’s localised water stress assessments. We selected these indicators due to their global scope, their relevance to Unilever’s operations and recognition by frameworks such as Taskforce on Nature-related Financial Disclosures (TNFD). We then engaged with sites to understand the local environment, our activities, and current land and environmental classifications. The indicators used identified potential negative impacts, but they risk over and under-reporting due to being outdated and the inaccuracy of global biodiversity data sets. Consequently, we are unable to directly attribute Unilever’s operations to negative impacts on biodiversity and ecosystems. For example, many identified sites are in industrial zones with multiple companies. While we know threatened species exist near our operations, we have not assessed if our operations specifically affect them. Material impacts from desertification and soil sealing were not identified in our operations. Establishing and attributing negative impacts requires local analysis and community engagement. In 2025, we will enhance our site-specific assessment capabilities with new datasets, indicators, and guidance to evaluate impacts, risks, dependencies, and identify the necessary mitigation measures. Impacts and risks in our value chain Our double materiality assessment identified several nature-related risks in our value chain. Our business both depends on and impacts nature, including land, forests and water systems. We recognise the loss of biodiversity within these systems as a principal risk (Climate and Nature), so protecting them is important to ensure the resilience of our business and the communities where we operate. To help inform the development of our strategy, we performed a review of our most material biodiversity and ecosystems, physical, transition and systemic risks under two possible nature scenarios aligned with TNFD scenarios over the medium to long term as follows: The High Nature Degradation scenario (aligned with the TNFD ‘Sand in the Gears’ scenario) assesses business resilience to high ecosystem service degradation and the physical and systemic risks associated with continued environmental decline. It assumes fragmented global efforts and insufficient climate policies drive temperatures above 2°C by 2050, worsening biodiversity loss and environmental decline, and escalating risks for businesses and communities. The High Nature Preservation scenario (aligned with the TNFD ‘Ahead of the Game’ scenario) focuses on high transition risks and the implications of a resilient economy transitioning to a world with lower ecosystem degradation. It assumes strong COP15-aligned policies and coordinated global climate efforts limiting warming to well below 2°C, reducing biodiversity loss and ecosystem degradation. Resilience of our strategy and business model to biodiversity loss and ecosystem degradation The results of the review demonstrate that a high nature degradation scenario results in the physical risks of soil depletion and declining yields for high-risk crops like tea and soy. Rising temperatures, water shortages and the loss of pollinators further reduce yields, limiting the supply of key crops. Shock events from systemic risks, such as pest outbreaks, and extreme weather, increase in frequency and magnitude impacting the agriculture sector directly in some regions initially and subsequently cascade through the wider economy. This scenario may further lead to transition risks from increased activism against companies seen as having a negative environmental impact and reputational damage. Where a high nature preservation scenario is achieved, driven by public awareness and political coordination on biodiversity, protective legal frameworks (e.g. expansion of legislation similar to EUDR), may evolve faster, increasing the likelihood of transition risks from nature-related fines and litigation. Our actions or those of actors in our value chain that may cause harm to biodiversity and ecosystems, could further lead to increased public scrutiny, legal claims or potential non-compliance incidents resulting in fines and penalties and loss of market share due to negative stakeholder perception. Our business model integrates various strategies to address these risk, enhancing resilience and increasing the organisation's capacity to respond as follows: Responsible sourcing: Our regenerative agriculture and sustainable sourcing programmes address the impact of our sourcing on ecosystem degradation and services, particularly in key sourcing locations. Our regenerative agriculture programmes build on our sustainable sourcing programme, strengthening practices within the supply base of key agricultural suppliers, and improving the resilience of agricultural systems, which helps address our dependencies on agricultural commodities. Our actions to stop deforestation and conversion are also crucial for addressing the impacts and risks associated with ecosystem degradation. Protect and Restore: We take action to protect and restore ecosystems within and surrounding our key sourcing locations to help address the wider system risk of biodiversity failure and address the impact that our sourcing has on ecosystem degradation and services. Stakeholder engagement: We engage with a diverse range of stakeholders, including local communities and Indigenous knowledge holders, in our sustainability initiatives. Given the significant potential challenges to the agricultural sector from high nature degradation, our nature advocacy agenda is not just critical to supporting the achievement of our nature targets but is also key to driving systemic global initiatives to limit the possible impacts of this scenario. We do not have a specific nature transition plan. However, the Unilever Climate Transition Action plan set out on page 233 recognises the interconnected challenges of climate change and biodiversity loss. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 254 Unilever Annual Report and Accounts 2024 IMPACT, RISK AND OPPORTUNITY MANAGEMENT Policies Unilever’s environmental policies, which include nature-related policies in our own operations and our value chain, are disclosed on page 232. The table below demonstrates how these policies address our material nature-related impacts, risks and dependencies, which are focused on our upstream value chain. Unilever does not have a dedicated biodiversity and ecosystem protection policy which focuses specifically on impacts from operational sites in or near biodiversity sensitive areas. Unilever Code and Code policies ■ Unilever Environmental Policy ■ People & Nature Policy ■ ■ ■ Sustainable Agriculture Code and Sustainable Agriculture Principles ■ ■ ■ ■ Ecosystem degradation and service failure Ecosystem degradation leading to crop yield reduction Systemic risk of biodiversity collapse Increased activism, legal or non compliance costs As described in our People & Nature Policy and the Sustainable Agriculture Principles, we set requirements for traceability and the management of production and sourcing to help maintain biodiversity in our upstream value chain. We also consider the social consequences of biodiversity loss and ecosystem-related impacts through these policies. We do not have specific sustainable oceans/seas practices or policies. Based on our materiality assessment, this is an area of low impact on nature for our business, as we source only very low volumes of commodities from the oceans/seas. Actions Our actions and resources are focused in four priority strategic areas and address our material nature-related impacts, dependencies and risks. We do not use biodiversity offsets within any of our actions. Regenerative agriculture In 2024, we implemented 17 new regenerative agriculture projects, bringing our total to 23 active projects that collectively cover almost 130,000 hectares since 2021. The programme has in-field implementation in 11 countries: Argentina, France, Germany, India, Indonesia, Italy, Mexico, Spain, Thailand, the UK and the US. We have plans in place to increase the implementation of our regenerative agriculture programmes to more than 200,000 hectares in 2025. Each project starts with a context analysis of the local environment, in partnership with the participating farmers, and draws on the expertise of local agronomists. The projects are designed to address the most material environmental and climate issues faced by farmers, with practices selected to fit the local context and farmer knowledge. Every project is designed to address a range of relevant metrics covering biodiversity, climate and other ecosystem changes via our Measure, Report, Verify (MRV) framework, which generates output- and outcome-level data annually. Sustainable sourcing In 2024, we sourced 79% of our key crops sustainably, with 63% sourced using physically sustainable sources and 16% using sustainability credits. Our goal is to source 95% of our key crops sustainably by 2030. The practices codified in our Sustainable Agriculture Principles (SAP) (previously, the Sustainable Agriculture Code (SAC)) enable us to identify and benchmark codes, standards and assessments that meet our sustainable sourcing requirements. This action has incorporated local and Indigenous knowledge and nature-based solutions through the requirements encoded within our SAP. In 2024, we updated our SAC to lift our requirements for environmental management, human rights, climate compliance and traceability and to introduce regenerative agriculture practices more clearly. Deforestation-free supply chains In 2024, we have maintained 95% order volumes of palm oil, paper and board, tea, soy and cocoa as deforestation-free, based on Unilever’s requirements. Since 2021, we have supported the large-scale transformation of our palm supply chain through investing €218 million in Unilever Oleochemical International (UOI). This will further expand our independent mills and direct sourcing associated with smallholder programmes. We have continued to invest in the verification of suppliers against our Independent Verification Protocols, expanding the implementation of our deforestation-free sourcing programme, addressing risk, and ensuring the resilience of our supply chain and supporting ecosystems. Our deforestation-free landscape strategy also includes empowerment and inclusion of smallholders in our supply chain, which we seek to do through direct sourcing approaches as well as working across landscapes. In 2024, Unilever’s palm oil smallholder hub programme trained around 12,500 smallholders in multiple provinces across Indonesia. Complementary to the programme, Unilever is onboarding more than 20 independent mills to ensure linkage between smallholders to our supply chain. Local and Indigenous knowledge is incorporated into our smallholder programme at all stages, from programme design to smallholder engagement, to enable land mapping and evaluation process. In 2025, we will continue to expand our deforestation-free verification programme to new sources and suppliers. Protect and Restore In 2024, we implemented three new protection and restoration programmes closely associated with our sourcing locations. We have implemented 13 programmes in total since 2021, covering around 425,000 hectares cumulatively. The programmes are geographically focused in South East Asia. Our programmes incorporate Indigenous knowledge by partnering with local communities, through activities including but not limited to joint programme design, mapping customary areas and supporting traditional forest management practices. All actions are tracked against our cumulative conservation target of protecting and restoring 1 million hectares by 2030. We select landscapes based on our commodity footprint, operational presence, and need for additional support from Unilever in the area. Some of our existing long-term landscape partnerships are located across three provinces that are the supply bases of our palm oil processing facility in North Sumatra. We actively support programmes in which multi- stakeholder collaboration is leveraged to scale up efforts to protect and restore critical ecosystems. Alongside the Rimba Collective, which is designed to provide conservation finance and project implementation across Indonesia, we collaborate to protect both the Leuser Ecosystem and the Tapanuli Selatan region, which are critical forest ecosystems for Sumatran tigers and orangutans. Working in landscapes allows us to engage stakeholders within a jurisdiction on sustainable development plans, considering factors like land and labour rights. We also invest in innovations to drive large-scale impacts. Specific actions for 2025 include expanding protection work with forest management units and scaling local farmer group engagement. We have plans in place for projects of up to 600,000 hectares by 2027 that include expanding our programming with the Rimba Collective and Conservation International. Advocacy In 2024, we made progress on our nature policy advocacy priorities. Key actions included: ■ Nature and biodiversity: We supported the Business for Nature coalition’s Call to Action to governments ahead of UN Biodiversity COP16 in Cali, Colombia, asking them to adopt, implement or strengthen the policies and legislation needed to halt and reverse nature loss by 2030. We reinforced our support for the Call to Action with a joint statement with Business for Nature, which highlighted the importance of nature to our business but laying out why voluntary action is insufficient. We then attended the COP to advocate for ambitious National Biodiversity Strategies and Action Plans (NBSAPs), integrated with countries’ NDCs. ■ Regenerative agriculture: We attended New York Climate Week and the UN General Assembly (UNGA) 2024 to advocate for the scaling of regenerative agriculture via the creation of a regulatory landscape that supports farmers to transition to, and maintain, regenerative approaches. We also attended COP29 in Baku to advocate for NDCs that support the scaling of regenerative agriculture. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 255 METRICS AND TARGETS Targets We have set targets to reduce our impacts on and risks associated with biodiversity and ecosystems, and to help protect, restore and regenerate nature in those locations where we have a material impact. We have updated our targets to focus on allocating resources towards our material sustainability matters. Our sustainable sourcing and regenerative agriculture targets address the impact of ecosystem degradation, potential crop yield reduction, and biodiversity loss or collapse within our value chain. Our protect and restore and deforestation-free targets represent a unified approach to ecosystem intervention, aiming to address biodiversity loss risks and potential regulatory or activist challenges in areas surrounding our value chain. In 2024, we reset our sustainable sourcing target to 95% of procured volume with third-party verification by 2030, which allows for new supplier and programme expansion, as well as additional third-party verification. We also split our previous ‘protect and restore 1.5 million hectares of land, forest and oceans’ target into two separate targets related to regenerative agriculture and natural ecosystem protection. We set our targets for both our regenerative agriculture and protect and restore programmes based on exposure to land and our key crops sourcing footprint, which we estimate at 4 million hectares. By 2030, our regenerative agriculture programme aims to cover approximately 25% of the land required to grow the agricultural raw materials associated with our key crops, for Unilever’s products. Our protect and restore target, which focuses on ecosystems within and around our key crops sourcing footprint, also aims to cover approximately 25% of our land footprint. After achieving our no deforestation target in 2023, we set a new goal to maintain 95% deforestation-free sourcing for palm oil, paper and board, tea, soy and cocoa. Continued implementation of our commitment to deforestation-free sourcing aims to prevent ecosystem destruction and mitigate legal and reputational risks associated with biodiversity degradation. Ecological thresholds and allocations of impacts to Unilever have not been applied when setting targets. Target-setting was informed by, but not aligned with, the Kunming-Montreal Global Biodiversity Framework, and all our targets can be allocated to the avoidance, minimisation, restoration, and rehabilitation layers of the mitigation hierarchy. Stakeholders in our value chain have not been formally involved in our target setting. Our targets and progress against these targets are set out below: Implement regenerative agriculture practices on 1 million hectares of agricultural land by 2030, and help protect and restore 1 million hectares of natural ecosystems by 2030 Regenerative agriculture activities eligible for support through Unilever’s programmes must contribute to at least two of the five impact areas outlined in our Regenerative Agriculture Principles: climate, soil, water, livelihoods or biodiversity. Protect and restore activities eligible for support through Unilever’s programmes are those designed to either conserve areas of natural ecosystem or improve ecosystem quality. Eligible programmes must operate within a defined geographical area, be approved by Unilever authority, be operational between 1 January 2021 and 31 December 2024, and be run directly by Unilever or by a third party under a contractual commitment with Unilever. Where a programme is phased over multiple years, only the share of newly operational between 1 January and 31 December 2024 will be eligible. A programme is considered operational if at least one activity has commenced, as demonstrated by the use of budgeted financial or in-kind resources. 95% volume of key crops to be verified as sustainably sourced by 2030 Key crops include cereals and starches, cocoa, coconut oil, dairy, palm oil, paper and board, rapeseed oil, soy oil, sugar, tea, vanilla, and vegetables and herbs, and account for over 75% of our agricultural sourcing by volume. Sustainable sources are defined as raw materials that are either produced according to third-party certification and aligned with Unilever’s Sustainable Agricultural Principles or purchased from non-sustainable sources but matched with credits representing verified sustainably sourced raw materials. Examples include soy (RTRS credits), cane sugar (Bonsucro credits), and palm oil and palm kernel oil (RSPO credits). Measuring performance against this target includes the partial use of credits to address the unavailability of physically sustainable (certified) sources in some markets. These credits are compensatory and not associated with providing biodiversity improvements. Exclusions: crops purchased by third parties, those used in agricultural production of other purchase materials or those included in the manufacturing process of purchased materials, and where the volume is <1,000 tonnes. Maintain no deforestation across our primary deforestation-linked commodities Performance is measured as the percentage of purchase order volumes of palm oil, paper and board, tea, soy and cocoa that meet Unilever's deforestation-free requirements in the period from 1 January to 31 December 2024. Materials are determined to be deforestation-free through one of the following means: ■ The materials are in compliance with the European Union Regulation on Deforestation-Free Products (EUDR); ■ An independent third-party certification body has provided confirmation to Unilever that the supplier meets the requirements of the Unilever Deforestation-Free Verification protocols; ■ The supplier has received a third-party certification from one of a list of approved certification bodies that meet Unilever's Deforestation-free requirements; or ■ The materials come from locations or countries considered to have had a negligible risk of recent deforestation as per the Negligible Risk Protocol. Exclusions: Materials purchased by third-party companies supplying finished products for Unilever, materials purchased for collaborative manufacturing, materials included as an ingredient or used in the process of purchased materials or produced with multiple interchangeable feedstocks, small volume materials for palm oil and small volume suppliers where the aggregated volumes are <5% of total purchased volumes. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 256 Unilever Annual Report and Accounts 2024 Nature targets Goal 2024 2023 2022 Implement regenerative agriculture practices on 1 million hectares of agricultural land by 2030 (millions of hectares)(a) 1m 0.13m 0.06m 0.05m Help protect and restore 1 million hectares of natural ecosystems by 2030 (millions of hectares)(a) 1m 0.43m 0.29m 0.20m 95% volume of key crops to be verified as sustainably sourced by 2030 (% purchased)(b)(c) 95% 79% 79% 81% Maintain no deforestation across our primary deforestation-linked commodities (% palm oil, paper and board, tea, soy and cocoa order volumes that are deforestation-free)(d) 95% 97% 98% – (a) These results are from projects funded by Unilever and our partners. Unilever has an agreement with our project partners that allows all parties to make public statements on the total impacts of these projects provided they acknowledge the role of the other party. (b) Raw materials produced according to third-party certification and aligned with Unilever’s SAP were 63% in 2024, 66% in 2023 and 71% in 2022. (c) Raw materials purchased from non-sustainable sources but matched with credits representing verified sustainably sourced raw materials were 16% in 2024, 13% in 2023 and 10% in 2022. (d) 2023 performance measured for all commodity volumes ordered for three-month period October to December, except for palm oil in India measured only for December. The change to our goals in 2024 reflects our commitment to expand and stretch our sustainability requirements, and has impacted our 2024 performance on our sustainably sourced and no deforestation goals. Our updated sustainable sourcing goal requires that all materials be verified, and we are transitioning suppliers and programmes to verification through 2024. In addition, having reached 97.5% deforestation-free sourcing in 2023 for palm oil, paper and board, tea, soy and cocoa order volumes, we set our target at 95% on an ongoing basis for the same commodities in 2024, to ensure we can expand the scope of our programme by onboarding new suppliers and materials. This expands our deforestation-free sourcing and provides better resilience and greater scale. The scope of this target covers more than 65% of Unilever’s impact on land used to grow our key crops, and focuses on those commodities that are most often linked to deforestation and conversion of natural ecosystems to farmland. Impact metrics related to biodiversity and ecosystems change The Integrated Biodiversity Assessment Tool (IBAT) contains global biodiversity datasets and derived data, including the International Union for Conservation of Nature (IUCN) Red List of Threatened Species™, the World Database on Protected Areas (WDPA) and the World Database of Key Biodiversity Areas (WDKBA). Biodiversity-sensitive areas (BSAs) are defined as the Natura 2000 network of protected areas, UNESCO World Heritage sites and Key Biodiversity Areas (KBAs), as well as other protected areas, as referred to in Appendix D of Annex II to Commission Delegated Regulation (EU) 2021/2139. A Key Biodiversity Area (KBA) is a site that contributes significantly to the global persistence of biodiversity in terrestrial, freshwater and marine ecosystems. Sites qualify as global KBAs by meeting one or more of 11 criteria in five categories: threatened biodiversity; geographically restricted biodiversity; ecological integrity; biological processes; and irreplaceability. A Protected Area (PA) is a clearly defined geographical space, recognised, dedicated and managed through legal or other effective means to achieve the long-term conservation of nature, along with associated ecosystem services and cultural values. These areas are obtained from the WDPA. Unilever site geo-coordinates are assessed using the IBAT to identify those within 1km of a BSA. For each site that is identified as in or within 1km of a BSA, Unilever assess where there is a negative change in the Biodiversity Intactness Index (BII) and if this is greater than zero between 2017 and 2020; and a water-stressed area according to WRI Aqueduct Water Risk Atlas Tool. For sites where there is both water stress and a negative change in BII, Unilever includes this site in the metric and obtains the site size (in square metres) from Unilever’s site surface land area reports. Site areas reported in square metres are converted to hectares and summed to give a total area in hectares. Sites that were initially identified as being in biodiversity-sensitive areas but are located within highly urbanised regions were excluded from the final list, as their proximity to biodiversity-rich locations is limited. Exclusions: Smaller offices, logistics and GBU sites that do not report in Unilever systems. Impact metrics related to biodiversity and ecosystems change 2024 Number of Unilever sites in or near (i.e. within 1km) of biodiversity-sensitive areas, that are negatively affecting biodiversity 22 Area of Unilever sites in or near (i.e. within 1km) of biodiversity-sensitive areas, that are negatively affecting biodiversity (hectares) 322 While the indicators used may identify potential negative impacts, they risk over- and under-reporting due to outdated and inaccurate global biodiversity data sets. Consequently, we are unable to directly attribute Unilever’s operations to negative impacts on biodiversity and ecosystems. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 257

Resource Use and Circular Economy IMPACT, RISK AND OPPORTUNITY MANAGEMENT Our material Environmental impacts, risks and opportunities resulting from the double materiality assessment (DMA) and the process by which these were identified are detailed on page 230. Policies Unilever’s environmental policies are disclosed on page 232. The table below demonstrates how these policies address our material risks and impacts in relation to resource use and circular economy. Unilever Environmental Policy ■ ■ ■ Environmental Care Framework Standard ■ ■ Responsible Partner Policy ■ ■ Plastic pollution Hazardous waste EPR schemes and other plastic-related taxes Our approach to plastic packaging is embedded in our overall business strategy and product innovation cycles. Our policies in relation to plastic packaging encompass the reduction in our use of virgin plastics, and our policies in relation to hazardous waste encompass waste management. Unilever’s policies and other disclosures regarding the sustainable sourcing of raw materials are detailed in our Biodiversity and Ecosystems section on page 254. Actions Plastic pollution, extended producer responsibility (EPR) schemes for packaging and other plastic-related taxes Unilever is working to end plastic pollution through reduction, circulation and collaboration. We aim to reduce virgin plastic use by switching to recycled plastic, designing lighter packaging, and developing alternative packaging materials, formats and models. We have also introduced new packaging solutions, like laundry sheets and capsules in cardboard boxes, to reduce or remove plastic. To help find new ways for our consumers to shop and use our products, since 2021, we have conducted over 50 reuse-refill pilots around the world, testing and learning from different approaches. Because we recognise that collaboration and regulation are key to scaling reusable packaging models, we are also participating in industry-wide initiatives led by the World Economic Forum, the Ellen MacArthur Foundation and the Consumer Goods Forum. To help keep plastic packaging in circulation and out of the environment, we are developing next-generation packaging materials that are reusable, recyclable or compostable. We split rigid packaging from hard-to-recycle flexible packaging in recognition of the unique challenges linked to each format and the different solutions required. In 2024, we introduced a new recyclable pump for Vaseline bottles in North America. Through our Future Flexibles programme, we are exploring alternatives to plastic, such as recyclable and compostable paper-based materials. While we develop and scale these new materials, we are moving some of our products’ packaging to paper- plastic solutions, such as Knorr bouillon cubes in the UK. Additionally, we are supporting initiatives to collect and process plastic, which helps to scale waste management systems, prevent plastic pollution in the environment, and reduce the leakage of microplastics. Tackling plastic pollution requires cross-industry collaboration and policy to drive systemic change and ensure that all businesses play by the same rules. We co-chair the Business Coalition for a Global Plastics Treaty, campaigning for a legally binding UN plastics treaty that addresses the full lifecycle of plastic and creates a level playing field for all businesses. We also advocate for mandatory, well-designed extended producer responsibility (EPR) schemes to hold businesses accountable for their packaging choices. In 2020, we endorsed the Consumer Goods Forum’s position on EPR scheme design, and in 2021, we signed the Ellen MacArthur Foundation’s public statement supporting the use of EPR, alongside industry peers. Waste management, including hazardous waste We drive continuous improvement in waste management at our sites, including hazardous waste, through the Environmental Care Framework Standard (ECFWS). For our manufacturing organisation, the Unilever Manufacturing System (UMS) provides an operational framework to support the implementation of the ECFWS. Our sites follow a framework to identify and implement actions addressing negative waste-related impacts. Each year, all sites develop action plans to further enhance ECFWS compliance, including waste management, with progress monitored throughout the year to ensure the timely closure of actions. In 2024, we introduced a global Waste Standard, effective 1 January 2025, mandating minimum requirements for the management of hazardous and non-hazardous waste at all Unilever sites. The standard mandates the application of the waste hierarchy, employee engagement on waste management principles and regular audits of our waste service providers. To reduce our waste footprint, the standard also requires sites to maintain zero non-hazardous waste from manufacturing to landfill or incineration without energy recovery, which Unilever has maintained since 2015. In 2024, we supported this by collaborating with governments and waste service providers in countries where this approach is not widely available. Within our value chain, our business partners are required to comply with the mandatory requirements of our Responsible Partner Policy (RPP), including our hazardous waste management requirements. We verify RPP alignment through self-declarations upon registration, annual re-registration to our systems, routine due diligence and risk- based audits. We require business partners to create a Corrective Action Plan to address any issues identified during third-party audits and we encourage suppliers to contact the Unilever team for guidance where they face challenges in meeting our requirements. METRICS AND TARGETS Targets Our plastic packaging targets focus on the areas we know will have the most impact such as reducing our use of virgin plastic and developing solutions for hard-to-recycle flexible plastic packaging materials, like plastic sachets. We aim to address plastic pollution, including microplastics pollution, by reducing our virgin plastic usage and increasing circular plastic packaging design. These voluntary targets are in line with Unilever’s Environmental Policy. Ecological thresholds and allocations of impacts to Unilever have not been applied when setting targets. Consideration of microplastics in our products is detailed on page 249. Making progress on our targets to address plastic packaging is relevant to EPR schemes, taxes or bans related to packaging; however, we do not have specific targets in place for such schemes, taxes or bans. We do not have formal waste targets in place in our own operations. However, waste generation and waste routes are monitored at a local level to ensure compliance with Unilever standards and local legal requirements. Our global Safety, Health and Environment (SHE) team also monitors the compliance of our manufacturing sites with respect to our aim to send zero non-hazardous waste to landfill or incineration without energy recovery, and site-level plans are developed to remediate any identified instances of non-compliance. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 258 Unilever Annual Report and Accounts 2024 The scope of our plastic packaging targets includes plastic packaging in 26 countries, which account for approximately 82% of Unilever’s sales. Packaging materials comprise of a range of different plastics, including: ■ Rigids – plastic packaging materials that are sturdy, inflexible and maintain their shape even when empty, such as bottles, jars and tubs. ■ Flexibles – plastic packaging materials that can be easily moulded, folded or shaped, adapting to the product’s form, such as pouches, sachets, overwraps and tubes. Where packaging components are made of multiple materials, those that are predominantly plastic by weight are defined as plastic packaging. Conversely, if plastic is not the single greatest material by weight within a packaging item, the whole item is not considered ’plastic packaging’. Exclusions: All targets exclude plastic packaging purchased/sold (as applicable) by businesses that are not fully integrated into Unilever’s SAP system and transport packaging, also known as tertiary packaging. Reduce our virgin plastic footprint by 30% by 2026, and 40% by 2028, from a 2019 baseline; and Use 25% recycled plastic in our packaging by 2025 Virgin plastic packaging is derived from fossil fuels and/or bio-based sources and has not been recycled. 2024 virgin and recycled plastic packaging volumes are recorded based on supplier invoices and product specification information. 2019 plastic packaging volumes are estimated by country and Business Group, based on the volume of plastic purchased in 26 countries in 2023 and the ratio of 2019 and 2023 total product sales volumes. The 2019 recycled plastic purchased is estimated based on monthly demand by region. Other exclusions: Plastic packaging purchased by collaborative manufacturers of Unilever products is not included, representing approximately 11% of plastic packaging purchased in the 26 countries. 100% of our plastic packaging to be reusable, recyclable or compostable by 2030 (for rigids) and 2035 (for flexibles); and Collect and process more plastic packaging than we sell by 2025 Plastic packaging volumes are based on plastic packaging used in products sold. Approximately 6% of products have incomplete information, which is extrapolated from the average of the most similar products available with complete data. To estimate the total tonnes of plastic packaging used in products sold for the reporting year, the plastic packaging used in products sold for the 12 months to 30 September 2024 is multiplied by the ratio of sales volumes for the 12 months to 30 September 2024 compared to the 12 months to 31 December 2024. ■ Recyclable plastic packaging: technically possible to recycle and has proven commercial viability for plastics processors to recycle the material in the region where it is sold. ■ Reusable plastic packaging: designed to be used, then refilled more than once and used again for the same purpose; it must also be recyclable at the end of its life and is therefore not assessed separately to recyclability. ■ Compostable plastic packaging: meets international standards and definitions for compostability, and local country infrastructure exists to enable composting to take place. Recyclability and compostability are assessed based on information gathered from various sources, such as governmental organisations (for recycling and recovery rates), industry consortiums and packaging recycling organisations. Plastic packaging collected for processing is calculated by country and consists of: ■ Post-consumer recycled plastic purchased by Unilever, recorded based on supplier invoices and product specification information. ■ Plastic packaging collected through activities directly funded by Unilever, tracked by country through invoices, contracts or other written confirmation from the relevant supplier organisations. Where it is collected and processed in partnership, we will only count Unilever’s share. ■ The tonnes of Unilever product packaging recycled, reused or recovered in countries where Unilever funds municipal recycling through EPR schemes are estimated using country-specific Recycling and Recovery Indices (RRI). These estimates rely on government or industry data, or on internal expert opinions when external data is unavailable or unreliable. Bottle collection is excluded to prevent double-counting with post-consumer recycled plastic packaging purchased by Unilever. Plastics targets Goal 2024 2023 2022 Reduce our virgin plastic footprint by 30% by 2026, and 40% by 2028, from a 2019 baseline(a) -30% -23% -21% -21% 100% of our plastic packaging to be reusable, recyclable or compostable(b) 100% 57% 53% 55% by 2030 for rigids (% of total tonnes of reusable, recyclable or compostable plastic packaging used) 76% – – by 2035 for flexibles (% of total tonnes of reusable, recyclable or compostable plastic packaging used) 13% – – Use 25% recycled plastic in our packaging by 2025 (% of total used in packaging)(c) 25% 21% 20% 18% Collect and process more plastic than we sell by 2025 (tonnes of plastic packaging collected and processed, % of tonnes of plastic sold)(d) 100% 93% 68% 61% (a) Restated from -18% in 2023 and -13% in 2022 due to change in measurement methodology (see below). (b) 2023 and 2022 measured for 12-month period ended 30 September. (c) Restated from 22% in 2023 and 21% in 2022 due to change in measurement methodology (see below). (d) Restated from 61% in 2023 and 58% in 2022 due to change in measurement methodology (see below). In 2024, Unilever implemented improvements in the measurement of our virgin plastic and recycled plastic packaging, as part of our continuous efforts to enhance the quality of our reporting. Measurement is now based on more accurate, granular and automated purchases data, and allows for improved consistency within our calculations. We have therefore restated our 2022 and 2023 virgin plastic (including the baseline), recycled plastic, and collect and process performance metrics to reflect these measurement improvements. We have made progress across all our plastic goals in 2024. We increased our use of recycled plastic, driven by new innovation launches including Dove and Lux body washes in China and Cif cream cleaner in Turkey, as well as volume growth in our Power Brands, which already use higher levels of recycled plastic. The increase in recycled plastic use in our packaging contributed to the reduction in our virgin plastic footprint, alongside innovation projects such as the roll out of new lightweight Rexona and Axe roll-on and stick deodorant designs in our largest deodorants markets. The proportion of our plastic packaging that is reusable, recyclable or compostable increased, driven by innovations including the launch of recyclable pumps for Vaseline bottles in North America and by the availability of more accurate data on recycling infrastructure. In 2024, we updated our 100% recyclable, reusable and compostable goal by splitting it into rigid packaging and flexible packaging. This was in recognition of the unique challenges linked to each format and therefore the different solutions required. Flexible plastic packaging remains an industry-wide challenge, with collection, processing and recycling infrastructure underdeveloped in many markets. Developing alternatives to flexible plastic packaging is our priority. This includes alternative packaging materials, formats and models. We know that alternative packaging formats and models, like reuse-refill, will take more time and systemic change to scale, which is why we are also developing material alternatives to flexible plastic. For this, we are increasing investment in materials science and technology, boosting our in-house expertise to develop new sustainable packaging materials and technologies, and working with our supply chain partners to bring these solutions to market. In 2024, we helped to collect and process 93% of our plastic packaging footprint, representing significant progress towards our 2025 goal. The improvement was achieved through scaling up and broadening our collection and processing activities across markets, including onboarding new waste management partners in Brazil and expanding our existing partnership on community waste banks in Indonesia. Key markets driving our progress include Brazil, India, Indonesia, Thailand and Vietnam. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 259 Resource Inflows Description of resource inflows The material resource inflows used in our own operations and upstream value chain are raw materials, packaging materials, and water: ■ Raw materials used to produce our products include materials originating from agriculture and forestry, including palm-based oleochemicals and food ingredients, as well as chemicals which may originate from fossil fuels, minerals or metals extracted from the earth. Unilever’s raw materials include biological materials which are derived from or produced by living organisms (e.g. crops, animals, bacteria and fungi). ■ Packaging materials include plastic, paper and board, glass and aluminium, and both virgin and secondary materials (materials that are derived from the recycling of primary materials which are reprocessed and then reused). ■ Water is used as an ingredient in our products and for our manufacturing processes. Inflows of property, plant and equipment are not considered to be material. Resource inflows metrics: Products and technical and biological materials used, including secondary materials Measured based on tonnes of raw and packaging materials purchased for Unilever operations and collaborative manufacturing, and water consumed in Unilever operations. Raw and packaging materials purchased by Unilever and packaging materials purchased by collaborative manufacturers supplying Unilever’s Business Groups, are recorded based on supplier invoices and product specification information. Where supplier invoices or product specification information are not available for packaging materials purchased by third parties, volumes are estimated using extrapolation of existing data (representing circa 1% of total raw and packaging materials purchased by Unilever and third parties). For water consumption volumes, refer to Water Consumption metrics on page 253. Resource inflows metrics: Biological materials that are sustainably sourced Measured based on tonnes of biological raw and packaging materials purchased by Unilever. Biological material volumes are calculated based on supplier invoices, and then mapped to tonnes of feedstock material e.g. chocolate is decomposed into x% cocoa, y% dairy and z% sugar. Water consumed in Unilever operations is not included in the measurement. Sustainable sources are defined as either raw materials which are produced according to third-party certification and aligned to Unilever’s Sustainable Agricultural Principles (48%); or purchased from non-sustainable sources but matched to credits which represent verified sustainably sourced raw materials (12%) e.g. soy (RTRS credits), cane sugar (Bonsucro credits) and RSPO credits for palm oil and palm kernel oil. Resource inflows metrics 2024 Total weight of products and technical and biological materials used (million tonnes)(a) 32 Biological materials used that are sustainably sourced as a percentage of biological materials used (%) 60% Total weight of secondary materials used (million tonnes) 1 Secondary material used as a percentage of total weight of products and technical and biological materials used (%) 2% (a) Comprises 47% tonnes of raw and packaging materials purchased for Unilever operations and collaborative manufacturing and 53% water consumed in operations. Resource Outflows Products and materials Description of resource outflows Resource outflows include consumer products, the packaging materials used to contain or protect them, and waste materials. Consumer products include food, beauty, personal care and home care products. Packaging materials include plastic, paper and board, glass and aluminium. Exclusions: Our products are designed to be consumed, such as food, or to deliver benefits to the consumer and then pass into wastewater, such as shampoo or laundry detergent. As such, repairability and durability are not relevant concepts. Product and material metrics Measured based on tonnes of packaging materials purchased for Unilever operations and collaborative manufacturing. Packaging materials purchased by Unilever and collaborative manufacturers supplying Unilever’s Business Groups are recorded based on supplier invoices and product specification information. Where supplier invoices or product specification information are not available for packaging materials purchased by third parties, volumes are estimated using extrapolation of existing data (representing circa 6% of total packaging materials purchased by Unilever and third parties). Recyclability is assessed using data from various sources, such as governmental organisations (for recycling and recovery rates), industry consortiums and packaging recycling organisations. This reflects the technical potential to recycle a packaging material. Exclusions: Product recyclability is not a materially relevant concept for our consumer products and is therefore excluded from the metric. The percentage of our packaging that is recyclable using existing technology is set out below. Not all packaging that is technically recyclable will actually be recycled, due to a lack of infrastructure. Our goal relating to the ‘actual recyclability’ of plastic packaging is included on page 259 and our plastic packaging actions are outlined on page 258. Product and material metrics 2024 Rate of recyclable content in packaging materials used by Unilever (%) 78% STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 260 Unilever Annual Report and Accounts 2024 Waste Description of waste composition Waste streams relevant to the consumer goods sector include wastes from industrial processes, food waste and packaging waste. Materials present in the waste generated by Unilever include raw materials used to manufacture products in various stages of processing, such as food ingredients; packaging materials, such as plastic and paper; and waste from production processes, such as boiler ash. Waste metrics Waste is measured for all manufacturing sites and the majority of logistics and other sites. This is based on documentation, provided by waste service providers, which breaks down the type of waste that has been collected, the amount, and the waste management route. For the remaining sites, representing 5% of volumes, estimates are made for hazardous and non-hazardous waste based on measured sites and site headcount or pallet position. It is assumed that all estimated hazardous waste is directed to disposal by incineration without energy recovery and all estimated non-hazardous waste is directed to disposal by landfill. Waste generated in own operations (thousands tonnes) 2024 Total waste generated 731 Hazardous waste diverted from disposal 25 For preparation for reuse 4 For recycling 11 For other recovery operations 10 Non-hazardous waste diverted from disposal 699 For preparation for reuse 196 For recycling 337 For other recovery operations 166 Hazardous waste directed to disposal 6 By incineration without energy recovery 4 By landfilling 2 By other disposal operations 0 Non-hazardous waste directed to disposal 1 By incineration without energy recovery 0 By landfilling 1 By other disposal operations 0 Non-recycled waste 183 Percentage of non-recycled waste (%) 25% Total hazardous waste including radioactive waste 31 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 261

Potential financial effects We have considered our most material resource use and circular economy-related risks under two nature scenarios: High Nature Degradation and High Nature Preservation. Further detail on these scenarios is set out on page 254. The approach taken to this analysis is the same as the process set out in our climate scenario analysis on page 235, with the exception of the specific nature scenario selection. The outcomes from this analysis are set out below. EPR for packaging (transition risk) Expansion of EPR schemes and plastic tax €bn impact on net profit (as a % of net revenue) Description Assumptions Scenario Risk type 2030 2039 2050 The expansion of EPR schemes, globally or to countries currently considering a scheme. Additionally, within a High Nature Preservation scenario, the introduction of a global plastic tax. Gross risk The costs relating to EPR schemes apply to all plastics within our packaging; plastic tax applies to virgin plastic only. ■ High Nature Preservation: EPR schemes expand to all countries by 2030 and a global plastic tax is levied on virgin plastic production, growing from USD 0 per tonne in 2030 to USD 1,000 per tonne in 2050. ■ High Nature Degradation: EPR schemes expand only to countries currently considering a scheme. Net risk ■ Achieving our plastic goals reduces exposure to EPR costs and the volume of virgin plastic exposed to a potential tax. High Nature Preservation Gross -0.5 (-0.8%) -1.2 (-1.5%) -2.8 (-2.6%) Net -0.4 (-0.7%) -0.9 (-1.1%) -1.9 (-1.7%) High Nature Degradation Gross -0.4 (-0.7%) -0.7 (-0.9%) -1.5 (-1.4%) Net -0.4 (-0.6%) -0.7 (-0.8%) -1.3 (-1.2%) EPR for packaging (transition risk) Increased bans on plastic packaging Description Assumptions Risk type Description Increased bans on plastic packaging, affecting all markets in the High Nature Preservation scenario and some markets in the High Nature Degradation scenario. Gross risk Plastic packaging bans are introduced in certain markets: ■ High Nature Preservation: Global initiatives to phase out and ban some types of packaging, with viable alternatives made available. ■ High Nature Degradation: Introduction of bans for some types of packaging before viable alternatives exist, in countries with high plastic pollution. Net risk ■ Achieving our goals to reduce plastic packaging use, enhance recyclability, and improve waste collection, recycling, and reuse infrastructure. Gross High Nature Preservation: Global initiatives for the management of waste streams via EPR schemes are implemented by 2030. From 2030 onwards, additional global criteria to define bans for some types of packaging are established, increasing packaging costs where viable alternatives remain more expensive. High Nature Degradation: Country policies are fragmented; packaging bans are more likely in nations affected by high plastic pollution, reducing revenues in these markets. Net Both scenarios: We achieve 100% reusable, recyclable or compostable plastic packaging goals by 2035 for flexibles, minimising exposure to bans and protecting revenues, while advocating for global rules and harmonised regulation. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 262 Unilever Annual Report and Accounts 2024 EU Taxonomy Disclosures OVERVIEW The EU Taxonomy regulation sets out the reporting obligations to be included in the sustainability statement. The regulation outlines certain activities, referred to as ’eligible’ and ’aligned’ activities. For the financial year 2024, businesses need to assess whether they have eligible and aligned activities within each of the six environmental objectives: i) climate change mitigation, ii) climate change adaptation, iii) sustainable use and protection of water and marine resources, iv) transition to a circular economy, v) pollution prevention and control, and vi) protection and restoration of biodiversity and ecosystems. If the eligible activities are considered to make a substantial contribution to an objective and do no significant harm in accordance with the criteria set out in the regulations, then they are designated as ’aligned’ as long as the business also meets a minimum set of criteria with respect to human rights, bribery and corruption, taxation and fair competition. Using the current list of eligible activities and the alignment criteria, we have reviewed the Group’s turnover, capital expenditure and operating expenditure (as defined by the EU Taxonomy) to identify the extent of any eligible and aligned activities within our business. The outcome of our review is presented below. The EU Taxonomy remains a work in progress and in creating the current list of environmentally sustainable activities, the European Commission has not yet considered the FMCG industry in which the Group operates, focusing instead on the more carbon-intensive industries where it believes there is the most potential for climate change mitigation or adaptation. TURNOVER KPI For the year ended 31 December 2024, none of our turnover related to eligible activities, as detailed in our consolidated income statement on page 138. Therefore, none of our turnover can be classified as aligned. OPERATING EXPENDITURE KPI As per the EU Taxonomy, operating expenditure is defined as directly incurred, non-capitalised costs relating to research and development, building renovations, short-term leases, or the repair and maintenance of property, plant and equipment. For the year ended 31 December 2024, we did not identify any material operating expenditure in respect to eligible activities. As a consequence, none of our operating expenditure can be classified as aligned. CAPITAL EXPENDITURE KPI For the year ended 31 December 2024, as set out in our consolidated financial statements, 15.1% of our capital expenditure related to eligible activities. This includes all additions to intangible assets as detailed in note 9 on page 160 and all additions to tangible assets (both leased and owned) as detailed in note 10 on page 163. Those additions include those resulting from business combinations and are before depreciation, amortisation and any re-measurements. We have identified eligible activities that relate to i) climate change mitigation, iii) sustainable use and protection of water and marine resources and iv) transition to a circular economy. The majority of this relates to the acquisition of buildings as shown in the tables below. There are no eligible activities in respect of v) pollution prevention and control, and vi) protection and restoration of biodiversity and ecosystems. We have determined that none of this eligible capital expenditure can be classified as aligned as they do not make a substantial contribution to climate change mitigation objective. The principal reason is that we do not have sufficiently detailed documentation to support the criteria. We meet the minimum set of criteria with respect to human rights, corruption and bribery, taxation and fair competition. This has been determined by assessing our internal policies against the minimum criteria and reviewing any breaches or violations identified in the reporting period. Taxonomy-eligible but not Taxonomy-aligned activities € Million Climate change mitigation 4.1 – Electricity generation using solar photovoltaic technology 5.7 4.16 – Installation and operation of electric heat pumps 1.9 4.24 – Production of heat/cool from bioenergy 1.1 5.2 – Renewal of water collection, treatment and supply systems 1.0 6.5 – Transport by motorbikes, passenger cars and light commercial vehicles 3.1 7.1 – Construction of new buildings(a) 8.6 7.2 – Renovation of existing buildings(a) 21.6 7.3 – Installation, maintenance and repair of energy efficiency equipment 6.8 7.7 – Acquisition and ownership of buildings 385.4 8.1 – Data processing, hosting and related activities 1.3 Sustainable use and protection of water and marine resources 2.1 – Water supply 1.3 Transition to a circular economy, 5.1 – Repair, refurbishment and remanufacturing 0.9 Total Taxonomy-eligible but not Taxonomy-aligned activities 438.7 (a) Capital expenditure for those eligible activities are also eligible under the objective ’Transition to a circular economy’ however they are all allocated to Climate Change to avoid double counting. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 263 Proportion of capital expenditure from products or services associated with Taxonomy-aligned economic activities – disclosure covering the year ended 31 December 2024 Financial year 2024 Substantial contribution criteria DNSH criteria ('Does Not Significantly Harm') Economic activities (1) Code (2) € Million % Y; N; N/EL Y; N; N/EL Y; N; N/EL Y; N; N/EL Y; N; N/EL Y; N; N/EL Y/N Y/N Y/N Y/N Y/N Y/N Y/N in % E T A. TAXONOMY-ELIGIBLE ACTIVITIES A.1. Environmentally sustainable activities (Taxonomy-aligned) Capital expenditure of environmentally sustainable activities (Taxonomy-aligned) (A.1) 0 -% -% -% -% -% -% -% N N N N N N Y -% Of which enabling 0 -% -% -% -% -% -% -% N N N N N N Y -% E Of which transitional 0 -% -% -% -% -% -% -% N N N N N N Y -% T A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) N/EL N/EL N/EL N/EL N/EL N/EL 4.1 – Electricity generation using solar photovoltaic technology CCM 4.1 5.7 0.2% EL N/EL N/EL N/EL N/EL N/EL 0.6% 4.16 – Installation and operation of electric heat pumps CCM 4.16 1.9 0.1% EL N/EL N/EL N/EL N/EL N/EL 0.1% 4.24 – Production of heat/cool from bioenergy CCM 4.24 1.1 0.1% EL N/EL N/EL N/EL N/EL N/EL 0.2% 5.2 – Renewal of water collection, treatment and supply systems CCM. 5.2 1.0 —% EL N/EL N/EL N/EL N/EL N/EL —% 6.5 – Transport by motorbikes, passenger cars and light commercial vehicles CCM 6.5 3.1 0.1% EL N/EL N/EL N/EL N/EL N/EL 0.1% 7.1 – Construction of new buildings CCM 7.1, CE 3.1 8.6 0.3% EL N/EL N/EL N/EL EL N/EL —% 7.2 – Renovation of existing buildings CCM 7.2, CE 3.2 21.6 0.8% EL N/EL N/EL N/EL EL N/EL 0.2% 7.3 – Installation, maintenance and repair of energy efficiency equipment CCM 7.3 6.8 0.2% EL N/EL N/EL N/EL N/EL N/EL 0.4% 7.7 – Acquisition and ownership of buildings CCM 7.7 385.4 13.3% EL N/EL N/EL N/EL N/EL N/EL 16.1% 8.1 – Data processing, hosting and related activities CCM 8.1 1.3 —% EL N/EL N/EL N/EL N/EL N/EL —% 2.1 – Water supply WTR 2.1 1.3 —% EL N/EL N/EL N/EL N/EL N/EL —% 5.1 - Repair, refurbishment and remanufacturing CE 5.1 0.9 —% EL N/EL N/EL N/EL N/EL N/EL —% Capital expenditure of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2) 438.7 15.1% % —% % —% % % 17.7% A. Capital expenditure of Taxonomy-eligible activities (A.1+A.2) 438.7 15.1% % —% % —% % % 17.7% B .TAXONOMY-NON-ELIGIBLE ACTIVITIES Capital expenditure of Taxonomy-non-eligible activities 2,464.1 84.9% TOTAL 2,902.8 100% STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 264 Unilever Annual Report and Accounts 2024 C lim a te C ha ng e M it ig a ti on (5) C lim a te C ha ng e A da pt io n (6) W a te r (7) Po llu ti on (8) C ir cu la r E co no m y (9) Bi od iv er si ty (1 0) C lim a te C ha ng e M it ig a ti on (1 1) C lim a te C ha ng e A da pt io n (1 2) W a te r (13) Po llu ti on (1 4) C ir cu la r E co no m y (1 5) Bi od iv er si ty (1 6) M in im um sa fe gu a rd s (1 7) Pr op or ti on o f t a xo no m y a lig ne d (A .1 .) or e lig ib le (A .2 .) C a pe x 20 23 (1 8) C a te go ry e na bl in g a ct iv it y (1 9) C a te go ry tr a ns it io na l a ct iv it y (2 0) Pr op or ti on o f c a pi ta l ex pe nd it ur e, y ea r 20 24 (4) C a pi ta l e xp en di tu re (3) Proportion of operating expenses from products or services associated with Taxonomy-aligned economic activities – disclosure for the year ended 31 December 2024 Financial year 2024 Substantial contribution criteria DNSH criteria ('Does Not Significantly Harm') Economic activities (1) Code (2) Operating expenses (3) Proportion of operating expenses, year 2024 (4) € Million % Y; N; N/EL Y; N; N/EL Y; N; N/EL Y; N; N/EL Y; N; N/EL Y; N; N/EL Y/N Y/N Y/N Y/N Y/N Y/N Y/N % E T A. TAXONOMY-ELIGIBLE ACTIVITIES A.1. Environmentally sustainable activities (Taxonomy-aligned) Operating expenses of Taxonomy- eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2) 0 -% -% -% -% -% -% -% N N N N N N Y -% Of which enabling 0 -% -% -% -% -% -% -% N N N N N N Y -% E Of which transitional 0 -% -% -% -% -% -% -% N N N N N N Y -% T A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) N/EL N/EL N/EL N/EL N/EL N/EL Operating expenses of Taxonomy- eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2) 0 -% -% -% -% -% -% -% A. Operating expenses of Taxonomy-eligible activities (A.1+A.2) 0 -% -% -% -% -% -% -% B. TAXONOMY-NON-ELIGIBLE ACTIVITIES Operating expenses of Taxonomy-non- eligible activities 1,546.0 100% TOTAL 1,546.0 100% STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES Unilever Annual Report and Accounts 2024 265 C lim a te C ha ng e M it ig a ti on (5) C lim a te C ha ng e A da pt io n (6) W a te r (7) Po llu ti on (8) C ir cu la r E co no m y (9) Bi od iv er si ty (1 0) C lim a te C ha ng e M it ig a ti on (1 1) C lim a te C ha ng e A da pt io n (1 2) W a te r (13) Po llu ti on (1 4) C ir cu la r E co no m y (1 5) Bi od iv er si ty (1 6) M in im um S a fe gu a rd s (1 7) Pr op or ti on o f T a xo no m y -a lig ne d (A .1 .) or -e lig ib le (A .2 .) op er a ti ng e xp en se s 20 23 (1 8) C a te go ry e na bl in g a ct iv it y (1 9) C a te go ry tr a ns it io na l a ct iv it y (2 0)

Proportion of turnover from products or services associated with Taxonomy-aligned economic activities – disclosure for the year ended 31 December 2024 Financial year 2024 Substantial contribution criteria DNSH criteria ('Does Not Significantly Harm') Economic activities (1) Code (2) Turnover (3) Proportion of turnover 2024 (4) € Million % Y; N; N/EL Y; N; N/EL Y; N; N/EL Y; N; N/EL Y; N; N/EL Y; N; N/EL Y/N Y/N Y/N Y/N Y/N Y/N Y/N % E T A. TAXONOMY-ELIGIBLE ACTIVITIES A.1. Environmentally sustainable activities (Taxonomy-aligned) Turnover of environmentally sustainable activities (Taxonomy- aligned) (A.1) 0 -% -% -% -% -% -% -% N N N N N N Y -% Of which enabling 0 -% -% -% -% -% -% -% N N N N N N Y -% E Of which transitional 0 -% -% -% -% -% -% -% N N N N N N Y -% T A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) N/EL N/EL N/EL N/EL N/EL N/EL Turnover of Taxonomy- eligible but not environmentally sustainable activities (not Taxonomy- aligned activities) (A.2) 0 -% -% -% -% -% -% -% -% A. Turnover of Taxonomy- eligible activities (A.1+A.2) 0 -% -% -% -% -% -% -% -% B .TAXONOMY-NON-ELIGIBLE ACTIVITIES Turnover of Taxonomy-non- eligible activities 60,761 100% TOTAL 60,761 100% Nuclear and fossil gas-related activities – disclosure for the year ended 31 December 2024 Nuclear energy-related activities 1. Unilever carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle. No 2. Unilever carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies. No 3. Unilever carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades. No Fossil gas-related activities 4. Unilever carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels. No 5. Unilever carries out, funds or has exposures to construction, refurbishment and operation of combined heat/cool and power generation facilities using fossil gaseous fuels. No 6. Unilever carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels. No STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS ENVIRONMENTAL DISCLOSURES 266 Unilever Annual Report and Accounts 2024 C lim a te C ha ng e M it ig a ti on (5) C lim a te C ha ng e A da pt io n (6) W a te r (7) Po llu ti on (8) C ir cu la r E co no m y (9) Bi od iv er si ty (1 0) C lim a te C ha ng e M it ig a ti on (1 1) C lim a te C ha ng e A da pt io n (1 2) W a te r (13) Po llu ti on (1 4) C ir cu la r E co no m y (1 5) Bi od iv er si ty (1 6) M in im um Sa fe gu a rd s (1 7) Pr op or ti on o f T a xo no m y -a lig ne d (A .1 .) or -e lig ib le (A .2 .) op er a ti ng e xp en se s, 20 23 (1 8) C a te go ry e na bl in g a ct iv it y (1 9) C a te go ry tr a ns it io na l a ct iv it y (2 0) Our business is supported by over 120,000 individuals working in factories, offices, distribution warehouses, R&D centres and customer- facing roles. The scope of our Social disclosures includes: ■ Own workforce: Unilever employees, i.e. those in a direct employment relationship with Unilever according to national law or practice, and non-employees, i.e. contractors working for Unilever, such as self- employed individuals or those provided by employment agencies. ■ Value chain: People employed by Unilever’s business partners, as detailed in our general information on page 224. ■ Affected communities: Individuals and local communities, including Indigenous people, living or working in areas impacted by Unilever’s operations or value chain activities. ■ Consumers and end-users: The 3.4 billion people who use our products every day. SOCIAL MATERIAL IMPACTS, RISKS AND OPPORTUNITIES The process for assessing and identifying our material impacts, risks and opportunities (IROs) is informed by our double materiality assessment as detailed in our general information on page 226. In identifying our material IROs, we have considered all groups of people who are in the scope of our disclosures, as set out above, and considered all topics connected to our strategy and business model. The Board engages regularly with our workforce and Unilever’s Supply Chain and Procurement teams maintain communication with our business partners, including those communities that may have been affected by Unilever operations or value chain. This feedback provides a key input into our double materiality assessment. In March 2024, Unilever announced a comprehensive productivity programme, which is expected to affect 7,500 office-based roles globally. The programme aims to reduce complexity and drive efficiencies through technology-led interventions, process standardisation and centralisation. The impacts of this programme have been considered through our double materiality assessment as we recognise that the retention of talent throughout this period is an important factor when considering the risks to our workforce. For each of our principal risks, including those relating to talent and the quality and safety of our products, we reviewed the risk management frameworks detailing risk descriptions and mitigating controls in place. These frameworks are updated annually and monitored throughout the year to identify changes in the risk profile. When reviewing the social matters that are most material to us, we consider the concept of impact materiality to be interchangeable with saliency. Therefore, the identification of our material IROs considers our human rights impacts based on our salient human rights issues. These are defined by the United Nations Guiding Principles on Business and Human Rights (UNGPs) as ’the human rights that are at risk of the most severe negative impacts through a company’s activities or business relationships’. In 2023, we completed an external review working with a human rights management consultancy, in consultation with our key stakeholder groups, including our affected communities, to assess both existing and emerging human rights issues. This review concluded that our salient human rights issues are: ■ Bullying and harassment; ■ Discrimination; ■ Fair wages and income; ■ Forced labour; ■ Freedom of association and collective bargaining; ■ Health; ■ Land rights (including Indigenous rights); and ■ Working hours. Each of these issues is viewed through multiple lenses, including gender, climate transition impacts and type of operations, to understand the influence that these have on access to human rights. We aim to identify, understand and assess potential and actual impacts to people, as well as the root causes of impacts, so that these are effectively addressed. We also work to prevent potential impacts from becoming actual impacts, while monitoring for new and emerging human rights issues. This is detailed further in our approach to human rights section on page 270. We regularly review human rights issues to ensure our approach remains focused on saliency. While child labour is not one of Unilever’s global salient human rights issues, it remains a key focus at a regional and commodity-specific level, such as child labour prevention initiatives in our cocoa supply chain in Ghana and Côte d’Ivoire. Our Business Group strategies incorporate processes for identifying potential impacts, risks and opportunities related to our consumers. These strategies are supported by our Unmissable Brand Superiority framework and the 6Ps – product, packaging, proposition, promotion, place and pricing – which drive brand innovation. Product safety is fundamental to our business and is governed by our Safe Product Framework. This framework includes assessing raw materials, product design and development, and manufacturing processes, with special consideration for vulnerable populations where relevant. Customer, channel (including marketing) and regulatory risks (e.g. sugar taxes) are also identified and managed through our enterprise risk processes. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Social Disclosures Unilever Annual Report and Accounts 2024 267 The output of our 2024 DMA for our social impacts, risks and opportunities is included below: OWN WORKFORCE AND WORKERS IN THE VALUE CHAIN Talent Risk (OO) Unilever’s success depends on our ability to attract, develop and retain diverse talent, especially in competitive emerging markets. It is crucial to maintain a skilled and adaptable workforce. Failure to do so could make it more difficult to manage the business and could adversely affect operations and financial results. We recognise the importance of cultivating a strong reputation for skills development to help position Unilever as a top employer. Capability building across our value chain to improve livelihoods † Positive Impact (VC) Unilever supports people in our value chain, including smallholder farmers, to improve their livelihoods. This includes building capability around employment practices and income diversification. Salient human rights issues Bullying and harassment Negative Impact (OO) (VC) Bullying and harassment are more likely to arise where there is an imbalance of power in a relationship or where people are in a situation of vulnerability. In addition, this may happen where the prevailing culture, context or law discriminates against certain groups. Bullying and harassment may occur within our own operations and value chain, which could have a significant negative impact on an individual’s physical and mental wellbeing, their families and the wider community. Discrimination Negative Impact (OO) (VC) Discrimination is the absence of equality of opportunity and treatment, and occurs when a person is treated differently on the basis of protected characteristics.1 Discrimination may occur in our own operations and value chain. In workplaces, discrimination may occur in the processes leading up to hiring and following termination of employment, as well as during employment. Along with significant impacts on the individual, discrimination has wider social and economic consequences. Forced labour Negative Impact (OO) (VC) Forced labour is defined as ‘all work or service which is exacted from any person under the threat of a penalty and for which the person has not offered himself or herself voluntarily’. While some situations are immediately identifiable as forced labour (such as being forced to work through the use of violence), others are more subtle (such as debt bondage, retention of identity papers or involuntary overtime). Forced labour has significant physical, mental and economic impacts on individuals and could occur in our own operations or value chain, in particular where workers utilise the services of recruitment agencies to secure a job. Fair wages2 and income Negative Impact (OO) (VC) Without receiving a fair wage or income, people are unable to meet their basic needs. Providing employees and workers in the value chain with fair wages or incomes, including payment of a living wage, can have a significant impact on their livelihoods. Working hours Negative Impact (OO) (VC) The number of hours worked, the way in which they are organised, and the availability of rest periods can significantly affect not only the quality of work, but also mental and physical health as well as income. Workers in our own operations or our value chain may be impacted by longer working hours. Workers in our value chain may be particularly impacted by longer working hours, especially where wages are low and the work is performed on an informal or seasonal basis (such as agriculture). Health Negative Impact (OO) (VC) Everyone has the right to a clean, healthy and sustainable environment. Negative impacts on health may occur within our own operations, value chain and communities in which we operate, including from poor health and safety processes and unsafe working conditions. Freedom of association and collective bargaining Negative Impact (OO) (VC) All workers should be free to form or join a union of their choice, seek representation and collectively bargain, all without the fear of intimidation, harassment or obtaining prior approvals. Lack of freedom of association may occur within our own operations and value chain, particularly where there are local laws restricting these rights. Material impact, risk or opportunity Description 1. Protected characteristics include race, age, role, gender, gender identity, colour, religion, country of origin, sexual orientation, marital status, dependents, disability, social class, political views or any other class protected by law. 2. A fair wage or income supports an individual’s right to adequate living standards. Fair wages are determined using multiple dimensions, including consideration of the hours worked, the pay systems used, the information workers receive in advance about their pay, and how this information is communicated. A living wage is the remuneration a worker receives for a standard working week in a particular location, sufficient to afford a decent standard of living for the worker and their family. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES 268 Unilever Annual Report and Accounts 2024 OO Own Operations VC Value Chain † Entity-Specific Disclosure AFFECTED COMMUNITIES Salient human rights issues Land rights, including Indigenous rights Negative Impact (OO) (VC) Land is a source of livelihood for many and is also linked with people’s identities, culture and social status, which are protected by legal or customary rights. Communities connected to the areas where we operate, source, and conduct business may be affected by land rights issues. Our operations or our value chain actors could be associated with land transactions involving land appropriation or insufficient consultations with rightsholders. Material impact, risk or opportunity Description CONSUMERS AND END-USERS Safe products Risk (OO) (VC) Unsafe products could result in financial loss as a result of: ■ Product formulation and packaging not meeting Unilever's safety standards; ■ Formulation ingredients and packaging being accidentally or maliciously contaminated, compromising product integrity and potentially impacting the consumer; or ■ Product labelling not aligning with laws and regulations, or lacking transparency, resulting in consumers not having the relevant information to make decisions about our products or being at risk of harm to their health. Marketing to children Negative Impact (VC) Inappropriate marketing to children can lead to children increasingly being exposed to  advertising of foods high in sugar, fat or salt, particularly through children's widespread use of social media. This may contribute to childhood obesity epidemic. Nutritional product quality † Risk (VC) Regulatory restrictions may be imposed on the sale and marketing of food products that do not meet certain nutritional requirements. In many markets, consumers are also increasingly focused on products that combine great taste and health with limited salt, sugar, saturated fats and calories, as well as provide positive nutrition such as proteins, vitamins and minerals, fibre and vegetables. While we are diversifying our product portfolio to respond to new demands and increased restrictions, this could impact our revenue growth in the short term. Product innovation as a response to changing demand † Opportunity (VC) Consumers are becoming more aware of sustainability issues and there is a growing demand for sustainable products that do not compromise on performance or affordability. Unilever's Research and Development function continues to focus on and innovate products that respond to these challenges, which provides an opportunity to create a competitive advantage and revenue growth. Material impact, risk or opportunity Description STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES Unilever Annual Report and Accounts 2024 269 OO Own Operations VC Value Chain † Entity-Specific Disclosure

APPROACH TO HUMAN RIGHTS Our commitment to respect human rights extends across our operations and value chain. Following the operational principles of the UNGPs, we seek to identify, address and remediate potential and actual human rights impacts. Our human rights due diligence considers where potential or actual impacts are most severe, and encompasses a wide range of rightsholders including: ■ Our employees and workers at our own sites, including factories, offices, warehouses and research and development laboratories (own workforce). ■ Workers employed by our business partners, including manufacturing facilities, laboratories and refineries, as well as professional service providers (value chain). ■ Agricultural workers and smallholder farmers growing and harvesting crops as ingredients in our products (value chain). ■ Drivers and transport operators who ensure our products reach our customers (value chain). ■ Retail employees selling our products to customers (value chain). ■ Individuals and communities that live in and around our own sites and those of our business partners (affected communities). ■ Those impacted by our brands and our products (consumers). Human rights policies Unilever’s Human Rights Policy Statement is a comprehensive framework developed in line with the UNGPs, the International Bill of Human Rights,1 and the principles concerning fundamental rights set out in the International Labour Organization’s (ILO) Declaration on Fundamental Principles and Rights at Work. We support the OECD Guidelines for Multinational Enterprises, which provide voluntary principles and standards for responsible business conduct, including employment and industrial relations and guidance on effective human rights due diligence. Our Human Rights Policy Statement outlines our approach to embedding respect for human rights into how we operate and recognises the importance of engagement with rightsholders, particularly those who may be at greater risk of negative human rights impacts. This includes women, migrant workers, under-represented communities and human rights defenders. Own workforce As detailed in our general information section on page 229, Unilever’s Code and Code policies apply to all material sustainability matters, including Human Rights. Our Respect, Dignity and Fair Treatment Code policy sets out how we will respect employees’ human rights by: ■ Recruiting, employing and promoting employees on the sole basis of the qualifications and abilities needed for the work to be performed. ■ Not engaging in any direct or indirect behaviour that could be construed as harassment or bullying. ■ Providing employees with a living wage, ensuring that they can meet their everyday needs. ■ Not using any form of forced, compulsory, trafficked or child labour. ■ Respecting the dignity of the individual and the right of employees to freedom of association and collective bargaining. Our Occupational Health & Safety Code policy sets out our individual and shared responsibilities for health and safety. Team leaders have overall operational responsibility for health and safety and must: ■ establish and maintain appropriate systems; ■ identify and manage hazards and risks; ■ report incidents in line with mandatory KPIs (incident reporting, process safety incidents, fire incidents and safe travel); and ■ ensure appropriate communications and training is provided to our own workforce. We expect all employees to take responsibility for their safety and those around them by acting in accordance with the Code. Value chain Unilever’s business partners are required to follow a supplier code of conduct, outlined in the Responsible Partner Policy (RPP). This includes meeting or exceeding integrity and ethics, human rights and environment-related requirements, and addressing any negative impacts that are identified. The Human Rights Principles of the RPP are aligned with the relevant ILO Conventions and include requirements that cover all of our salient human rights issues, including forced labour (human trafficking), and child labour. The RPP also requires that business partners have systems and processes in place to ensure they are not at risk of breaching the RPP. Business partners are mandated to cascade equivalent requirements within their supply chain and carry out their own human rights due diligence. In addition to the RPP, Unilever’s People & Nature Policy requires in-scope third parties to: ■ Conduct human rights due diligence (HRDD) within their own operations and supply chains. ■ Develop and embed effective management systems to meet the requirements of the RPP and People & Nature Policy. ■ Demonstrate compliance with the policy’s principles through independent verification. Further information on the policies that apply to our business partners is included in our Environmental policies section on page 232. Affected communities The RPP sets out our expectations of business partners regarding the rights and title to the property and land of individuals and local communities, including Indigenous peoples. Our People & Nature Policy outlines our recognition of Indigenous peoples and local communities, and our support for open dialogue and communication channels enabling all voices to be heard. In 2023, we published our Principles in Support of Human Rights Defenders (HRDs), acknowledging their important role, particularly those active in the communities where we operate and source from. These principles recognise the vulnerability of HRDs to potential and actual impacts and the need for safe and meaningful dialogue with them. Human rights governance Our approach is to embed respect for human rights across our business by implementing the UNGPs. Our human rights governance and policy implementation is led from the top, overseen by our CEO and supported by the ULE. The ULE is consulted on human rights issues where the severity of a potential or actual impact is high, where a business-critical decision needs to be taken, or where substantial financial investment may be required to address an impact. The Unilever Board of Directors oversees policies in relation to the Company’s due diligence actions and considers inputs from various stakeholders. Additional board-level oversight of the Responsible Partner Policy is provided by the Corporate Responsibility Committee. We continue to embed responsibility for our human rights commitment across all parts of our business. Central business functions, including the Sustainability, Procurement and Legal teams, provide guidance and support to respond to our salient human rights issues. This includes capability building, as well as identifying potential and actual human rights impacts, and creating action plans to prevent, mitigate and remediate potential and actual impacts. We also collaborate with business partners, peers, industry associations, civil society and others to coordinate efforts and promote collective industry change. Engaging on human rights impacts Engagement with rightsholders and relevant stakeholders is an essential part of our approach to identifying and assessing potential and actual human rights impacts both within our own operations and our value chain. We engage with stakeholders in a variety of ways, both directly and through credible proxies, including conducting interviews with direct and third-party workers during site audit processes and human rights impact assessments. Further information on engagement with rightsholders is included on page 74. We also use technology solutions, including mobile-hosted apps such as diginex and Quizrr, to gather workers’ views, provide value chain workers with access to learning materials, and help them become more aware of their rights. In addition, we engage with rightsholders via grievance mechanisms to understand concerns and issues and, where appropriate, provide remedy. We work extensively with trade unions (IUF and IndustriAll), including through joint working groups and formal consultations, as well as through the day-to-day interactions that our leadership teams have with union representatives in the workplace. The Memorandum of Understanding that we have with the IUF and IndustriAll confirms our commitment to biannual meetings and communications between meetings as required. These meetings are an engagement between Unilever’s senior executives, industrial relations leaders and union representatives, and allow us to address human and trade union rights arising within our operations and set the tone for local management/ trade union relations. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES 270 Unilever Annual Report and Accounts 2024 1. Consisting of the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, and the International Covenant on Economic, Social and Cultural Rights. Human rights due diligence We apply a standard approach to human rights due diligence for all our operations. In cases where issues of violence and conflict are identified, we carry out heightened human rights due diligence. We have adopted elements of the Voluntary Principles on Security and Human Rights and are signatories to the UN Global Compact Business for Peace Initiative. We adhere to strict security standards for our facilities and have performance measures in place to ensure that our approach is appropriate for the situation. Where there is a risk of Unilever causing, contributing to, or being linked to potential or actual impacts to both people and conflict situations, we carry out heightened human rights due diligence. This follows established internal processes to determine the most appropriate course of action, including escalating recommendations to senior leaders when required. Where issues are identified at a business partner level, we engage with them to create and implement corrective action plans and build their awareness and capability on the relevant issue in line with the UNGPs. However, there are cases where Unilever will cease sourcing from a business partner if they are unwilling or unable to address the issue. In 2024, we developed internal guidelines for responsible disengagement as a reference document that teams across the business can use when making commercial decisions. The guidelines, which align with the OECD Guidelines for Multinational Enterprises, includes tools that ensure consideration is given to the potential impacts to people in our value chains when considering exiting a country, region or sector. Human rights due diligence is also integral to our mergers and acquisitions process. During the pre-acquisition phase, we assess the robustness of policies, processes and management systems to ensure respect for human rights both within the entity’s operations and throughout its value chain. Post-acquisition, we conduct onboarding processes that include developing a corrective action plan with the new entity to address gaps identified during the pre-acquisition phase and integrating the new entity into Unilever’s compliance systems. Taking action to address potential and actual human rights impacts Unilever responds to identified negative human rights impacts with consideration of several factors, including the location of the issue (own operations or value chain) and our leverage. Our actions to address potential human rights impacts, often carried out in partnership with peer companies and expert partners, include: ■ Embedding effective management systems across our own operations; ■ Delivering training and capability building; and ■ Participating in advocacy and multi-stakeholder collaborations to address root causes and promote systemic change. We have created a structured approach to addressing our salient human rights issues through our framework on salient issues. The purpose of the framework is to: ■ Ensure our approach to each salient issue follows a similar model; ■ Provide a global framework for each issue from which local approaches can be adapted; ■ Enable us to address issues in a consistent manner with consolidated reporting; ■ Define clearer articulation and coordination across issues and areas of intervention; ■ More easily prioritise action and resources; and ■ Share clear impact assessment metrics and KPIs internally and measure/report on progress. For each issue identified, the framework captures who is impacted, how many people are affected, the root cause of the issues, the vision and outcome we want to deliver, and the targeted area of intervention. Examples of actions taken in 2024 include: ■ Partnering with an external provider to develop a programme aimed at strengthening business partners’ human rights due diligence and improving workers' access to their rights. The programme was launched in Thailand, India, Mexico, and Brazil. We partnered with &Wider and 60 decibels to collect baseline data so we can track improvements over time. ■ Collaborating with other brand members of the AIM-Progress Responsible Recruitment Working Group and human rights consultancy Embode to continue executing the Ganapati Project. This included providing training and advisory services to help suppliers manage and update recruitment practices and improve communication channels. ■ Partnering with Coca-Cola, the International Organization for Migration, and diginex, supported by the Bonsucro Impact Fund, to gather insights from sugarcane sector workers on their experiences and day-to-day work life. Using this data, diginex aims to understand workers’ challenges and influence policy development, helping to identify how factors such as gender, migration status and other variables may influence their potential exploitation. Monitoring actions relating to human rights We publish regular updates on our actions to manage potential and actual human rights impacts through our website, Unilever.com. Additionally, we publish business partner audit reports to track the progress of our value chain monitoring activities. We take steps to monitor the effectiveness of our policies in embedding respect for human rights both within our own operations and across our value chain. This is managed through a number of programmes and committees, including the Global Code and Policy Committee for our own operations, and the Procurement Business Integrity Committee for our supply chain. We have established a human rights impact measurement framework to consistently report on the impact of our work and the effectiveness of our human rights due diligence approach. We are also an active member of the AIM-Progress Impact Measurement Working Group, with the goal of aligning on common impact KPIs to simplify reporting and reduce the burden on suppliers for data collection. Data will be published regularly through our human rights reporting to show progress against these impact measures. Modern slavery To meet the requirements of the Modern Slavery Act 2015, we publish our Modern Slavery Statement annually, which is approved by the Board. This statement explains the steps taken to prevent, detect and respond to modern slavery impacts in our business and value chain. We take a multidimensional approach to identifying and understanding potential and actual forced labour impacts considering several sources, including: external risk indicators calculated by Verisk Maplecroft based on country-level analysis of forced labour risk; insights from teams in local markets; supplier self-assessments through our Responsible Sourcing Programme; and from carrying out heightened human rights due diligence where appropriate. In 2024, our work was mainly focused in Malaysia and Thailand, in addition to continuing projects in India and Indonesia. We also began developing action plans for Saudi Arabia and the United Arab Emirates, which we are implementing in 2025. We disclose data about audit findings concerning potential and actual modern slavery and forced labour impacts at our business partners’ sites in our annual Modern Slavery Statement. Additionally, we publish audit findings related to indicators of child labour identified at Business Partner sites in our Responsible Partner Policy audit update. This is discussed further on page 280 in the Workers in the Value Chain section. Metrics relating to severe human rights incidents in our own operations, including incidents of forced labour, are included in our Own Workforce disclosures on page 278. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES Unilever Annual Report and Accounts 2024 271 Own Workforce IMPACT, RISK AND OPPORTUNITY MANAGEMENT Our material Social impacts, risks and opportunities resulting from the double materiality assessment (DMA) and the process by which these were identified are detailed on page 267. Policies Unilever’s Code and Code Policies set out the global standards of behaviour that we expect all employees to adhere to. They emphasise our belief in a workplace where there is mutual trust and respect for human rights and include specific non-retaliation policies for anyone who raises concerns or alleged breaches of the Code. We cover this in more detail in our Governance disclosures on page 287. The Code Policies also detail how we manage our material IROs. In particular, the Respect, Dignity and Fair Treatment, and Occupational Health and Safety Code policies set out how we respect our employees and their responsibilities towards each other. Further information is available in the Human Rights policies section on page 270. Non-employees (excluding contractors covered under the Code) are required to adhere to Unilever's Responsible Partnership Policy (RPP). Engaging with own workforce and workforce representatives Engaging with our own workforce Unilever is committed to proactively engaging with our employees globally. We recognise that our people have first-hand knowledge of our business, as well as direct contact with our stakeholders. As a result, our people are well positioned to give valuable insights and feedback on all elements of our business, including identifying impacts on the workforce, and business risks and opportunities. As set out in the Board's Workforce Engagement Policy, we strive to ensure engagement with our people is strategic and meaningful. This means workforce engagement activities: ■ are planned in advance for the year to align with the agenda for Board meetings; ■ cover our entire workforce demographic in terms of geography, Business Group, function, length of service, diversity and work level/ seniority; ■ provide opportunities for employees to engage directly with senior leaders, including our Non-Executive Directors; ■ use a variety of methods, including face-to-face sessions, employee representatives, surveys and town hall meetings; ■ focus on Unilever’s strategic priorities and associated policies (i.e. sustainability, living wage, flexible employment models, skills training and diversity goals); and ■ provide an opportunity for our people to raise matters that are relevant to them. The ULE and the Board actively participate in workforce engagement sessions, listening to employees and discussing focus topics. In 2024, Non-Executive Directors participated in six workforce engagement events covering a wide range of topics, including reward and performance culture, inclusion, sustainability, and Unilever as an employer of choice. In addition, around 50 employee events were led by the CEO and Unilever Leadership Executive (ULE), as well as by business unit, regional or functional leaders. These included regular interactive global ‘town hall’ sessions with our CEO and ULE members, in which our senior leaders inform our employees about our Growth Action Plan and our progress during the year, and answer questions on issues of concern to our workforce, such as the productivity programme. Leaders also make periodic in-person visits to our sites around the world to meet with our people and seek their feedback. At a market level, we hold regular local leader-led virtual town hall meetings to engage with employees on relevant topics and issues. Our annual UniVoice survey is a key tool to understand employee sentiment. It covers a broad range of topics including engagement, leadership, line management, business integrity, growth mindset, purpose and inspiration, wellbeing, career development and learning, operational effectiveness, and diversity and inclusion. Almost 100,000 employees took part in our UniVoice survey in 2024 (75% engagement in offices and 83% in factories). We publish highlights of the UniVoice survey in our Annual Report, and leaders within the business are responsible for taking follow-up actions. We also undertake a more frequent interim ‘UniPulse’ survey, allowing more focused enquiry around key themes, such as the ongoing productivity programme. Engaging with workers’ representatives As set out in our approach to human rights on page 270, we work extensively with trade unions through joint working groups and formal consultations. We have both formal and informal consultations with unions and works councils, in addition to the day-to-day interactions our leadership teams have with union representatives in our factories. During 2024, the main topics of discussion with our employee representatives, including with the Unilever European Works Council, have been focused on the company’s Growth Action Plan, embedding the performance edge to our culture, and the planning and preparation for the separation of our Ice Cream business, as well as wider restructuring to achieve productivity gains. There have also been specific consultations on some changes to the European factory network and the divestment of Elida Beauty. Effectiveness of engagement We regularly report workforce engagement activities at Board meetings to ensure feedback is factored into decision-making where appropriate. This includes the completion rate and outcomes of key engagement surveys, how such engagement informs the decisions it takes, and informal feedback from employees on the effectiveness of engagement sessions. A summary of Unilever’s workforce engagement activities for 2024 is set out in our Governance Report on page 72. Processes to remediate impacts and channels to raise concerns Unilever’s Speak Up processes and remediation mechanisms are detailed in our Governance section on page 288. This includes the channels for our own workforce to raise concerns, the investigation and resolution processes in place, as well as non-retaliation policies. In addition to the Speak Up channels, we have established formal processes globally to handle HR grievances relating to a variety of workplace concerns. All material issues are channelled through the Speak Up process and tracked to closure. Any HR grievances that are not escalated through the Speak Up channels, i.e. not a breach of the Code and Code policies, are not considered in scope for this disclosure. Information regarding our approach to identifying and remediating actual or potential human rights impacts is included on page 271. Managing impacts and risks related to own workforce Talent We are the FMCG employer of choice for graduates and early career talent in nine of our 19 biggest markets, as well as having the highest number of followers on LinkedIn for our industry by the end of 2024. This ability to attract, develop and retain a diverse range of skilled people is critical in the delivery of our strategy and failure to do so could impact the continued success and growth of our business. To maintain this talent pipeline and our reputation as an employer of choice, we believe it is critical for Unilever to continue focusing on the area outlined below. Building an inclusive and diverse workforce Our goal is to foster an inclusive workplace culture that unlocks the potential of diverse teams to deliver high performance. To advance this goal among our people, we are: ■ building a workforce that represents the communities we serve; ■ designing policies, processes and practices such as our Framework for Fair Compensation policy; and ■ creating a culture where everyone belongs. In 2024, our efforts have focused on three key areas: ■ Advancing our diversity and inclusion practices: We have developed compelling engagement to celebrate International Awareness Days that support Unilever’s culture and enable us to continue to build core diversity and inclusion capabilities. We continue to build employee networks across markets and functions to enable effective collaboration internationally, such as proUd. ■ Focus on women representation at senior levels: Our talent commitment is always ensuring we have the best talent for the role. We continue our focus on increasing women’s representation at senior leadership levels through having a balanced slate of candidates in our appointments process as called out in our Talent Appointment Principles. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES 272 Unilever Annual Report and Accounts 2024 ■ Commitment to complying to our core regulatory obligations: We are building on our core regulatory reporting in this area through key external indices, such as the Parker Review and FTSE Women Leaders Review, under which we disclose the number of the Board, ULE and ULE direct reports who identify as ethnic minorities. Employee wellbeing We support our employees’ purposeful, physical, mental and emotional wellbeing through a variety of programmes. A localised network of trained Mental Health Champion volunteers is in place and all employees have access to a confidential Employee Assistance Programme. We consider flexible working to be another lever to improve the health and wellbeing of our workforce while managing business demands. Our approach is a combination of global and local initiatives, supported by local flexible working policies that embed geography-specific legislation and cultural working styles. Examples of wellbeing initiatives we run to support employees are: ■ Psychological safety training: We consider psychological safety to be a key enabler in dialling up a performance culture and a fundamental driver of wellbeing. We developed training for line managers to build awareness of psychological safety. In 2024, over 2,500 line managers and 1,900 employees completed the training. Our psychological safety score remains steady at a healthy 79% favourability in our annual UniVoice employee survey. ■ Healthier U programme: Our global health programme supports our employees’ whole-person health and wellbeing. This data-driven approach offers tailored interventions and activities aimed at building healthy habits to support employees in addressing health risks. To date, Healthier U has reached over 50,000 employees across 56 countries. ■ Hybrid working: In 2023, we launched our Intentionally Hybrid programme, which translates the core principles of trust, flexibility, moments that matter and performance into actions that ensure effective hybrid working, benefiting both Unilever and its employees. Through this programme, we provide guidelines and toolkits to help teams agree effective hybrid ways of working and be intentional about flexible work patterns. ■ U-Work: The U-Work model offers flexible employment arrangements, giving employees the freedom associated with contract roles while still providing the security and benefits typically linked to permanent roles. This allows us to access a pool of skilled people familiar with Unilever without the hidden costs that often come with finding freelance workers. The U-Work model has now been launched in ten countries, and we plan to expand it during 2025, as well as introducing other new employment models to meet different needs. Competitive reward To attract and retain skilled people, Unilever offers competitive reward packages. Annually, we conduct a total reward benchmarking exercise in the countries where we operate. This process involves reviewing our pay and benefits against external peer groups, primarily consisting of other FMCG, as well as industries from which we aim to attract talent, such as technology and pharmaceuticals. This helps to ensure our reward packages remain competitive against the market for pay, benefits, short-term incentives (annual bonus) and long-term incentives (share plans). Learning Unilever’s strategy relies on a skilled workforce, making continuous upskilling and reskilling essential for business success and talent risk mitigation. In 2024, we have continued to focus on developing critical business skills to manage risks and build a strong talent pipeline, including: ■ Customer Strategy & Planning (CSP): Through the CSP Accelerator, we identified four key skills to better enable CSP teams to succeed – digital commerce, commercial strategy, data literacy and category growth management. Upskilling of the CSP teams was provided through a global CSP knowledge programme. Additionally, top CSP leaders underwent individual assessments to create personalised development plans based on skills, performance, experience and leadership. Informed by the collective results of these assessments, we established the CSP Nexus programme to address common skill gaps and provide a leadership forum to enable global CSP leaders to connect and learn from each other. ■ For office-based teams, we continued to develop stronger data sets on employee skills (our ‘skills signal’) by inferring skill levels through successful completion of flagship learning programmes, skills development discussions during quarterly check-ins with line managers, and regularly updating skills profiles. This data helps identify suitable opportunities, shape development plans, and future-proof the employability of our people. ■ To strengthen leadership, we launched two new Accelerator Programmes: the work level (WL) 2C Accelerator for those with potential to step into WL3 roles and the General Manager (GM) Accelerator for leaders with potential for a GM role within the next 18 months. We launched our WL3 coaching programme, with over 1,600 directors completing a six-month coaching programme since it started. Our flagship WL4+ programme has engaged 180 leaders since 2019, incorporating real-world business challenges and market visits to enhance leadership skills ■ AI and data skills: In 2024, we invested significantly in AI and data skills, with nearly 20,000 employees engaging with AI learning programmes. Bullying and harassment, discrimination, forced labour and working hours Unilever's Respect, Dignity and Fair Treatment Code policy sets out our commitments in relation to bullying and harassment, discrimination, forced labour and working hours. Any allegations of breaches regarding these commitments would be treated as a Code breach. As described in our Governance disclosures, we conduct annual mandatory Code training for all employees. This regularly includes training on how to recognise bullying and harassment, discrimination, forced labour and working hours breaches. We have further mandatory training (such as sexual harassment training) in a number of countries in which we operate, in response to regulatory requirements. Training is also made available to employees on subjects such as how to recognise forced labour, our working hours policy, gender diversity, unconscious bias, and race and ethnicity inclusion. This is delivered through various mechanisms, including cross-function ‘learning hours’ and our Degreed global learning platform. Fair wages and income Unilever’s Respect, Dignity and Fair Treatment Code policy codifies that all employees should be paid a fair wage. In 2016, Unilever committed to pay a living wage to employees by 2020. By the end of 2020, all direct employees i.e. those on our global HR system, were paid at or above a certified living wage level. In 2021, we were awarded our first global accreditation as a living wage employer from the Fair Wage Network, achieved again in 2024. To maintain this standard, Unilever annually reviews direct employees’ pay and benefits against a certified independent living wage calculation. If any employees are found to be below the living wage, we review and work with local leaders to correct this. Additionally, Unilever continuously evolves its policies and practices to promote living wages within the broader business environment. The Unilever Framework for Fair Compensation 2022, governed by the Chief People Officer, outlines the company’s position on wages for direct employees globally. It includes principles such as fair and liveable compensation, market-based compensation, and non-discrimination in compensation. This framework is publicly available and applied through various compensation policies and procedures in the countries where we operate. We also provide training opportunities through platforms like Degreed to help employees understand the company’s approach to the living wage, why it is important and how it is implemented within Unilever. Health Unilever is committed to providing healthy and safe working conditions for all its global employees. Health and safety is a key part of our Code and integral to our way of working. It is deeply embedded in our culture, governance and operating structures, with accountability at all levels. In our own operations, we aim for Zero Harm, which underpins everything we do as a business. Safety standards and communications Unilever is committed to continuously improving health and safety performance, with strong safety leadership being key. In 2024, our Together for Safety programme continued, inviting our CEO and top leaders to visit our manufacturing sites with a specific focus on safety. These visits demonstrate our leadership’s commitment to safety and encourage people to speak up about unsafe behaviour. Our ‘Safety First’ culture is embedded through activities like our annual Safety Day, the Safety Moments programme (building safety into our employees’ day-to-day work lives), and our annual Global Safety Awards, which celebrate the outstanding work of our teams across the world. The 2024 Safety Day campaign focused on our safety on the road and raised awareness for how being tired, in a rush or frustrated impacts our safety. The campaign reached over 83,000 employees via our internal communications platform, with approximately 72,000 employees reached through the CEO’s Safety Day video. In line with our ambition to have impact beyond our borders, we promoted our safety values on LinkedIn. Compliance with all applicable legislation and regulations is a mandatory minimum, with our safety standards aligning with obligations set out in the international standard for occupational STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES Unilever Annual Report and Accounts 2024 273

health and safety management, ISO 45001. Safety in our manufacturing sites is critical for us and therefore our safety guidance is built into our Unilever Manufacturing System. Manufacturing sites develop individual plans that drive improvements based on their particular risk profile, such as hazardous substances, and electrical or mechanical risks. Following any incident or the identification of a hazard or risk, follow-up communications, lessons learned, and training are also shared with our employees and third parties. Freedom of association and collective bargaining As set out in our approach to human rights section on page 270, our Code reflects our commitments with regard to freedom of association and collective bargaining and, in practice, we work extensively with trade unions, through joint working groups and formal consultations, on a multitude of different topics that impact our employees. Any allegation of a breach of our commitment in this area would be dealt with as a Code breach. METRICS AND TARGETS For metrics relating to our own workforce, employee data captured in the global HR system is extracted as at 31 December 2024. Additional data points (headcount data for approximately 5% of employees plus manual data points) have been collected as at 31 October 2024; any significant changes to 31 December 2024 are reviewed. Targets No formal targets have been defined for our own workforce with respect to the impacts, risks and opportunities identified in our sustainability statement. Instead, Unilever measures progress against our actions through a series of internal measures, including the use of oversight committees such as the Corporate Responsibility Committee, Audit Committee, the ULE, and the Global Code and Policy Committee which has visibility of Code breaches. Progress is also assessed through our UniVoice scores in areas such as diversity and inclusion, safety and wellbeing (see Engaging with our own workforce). Where relevant, progress against our actions has been included in the sections above. Characteristics of the undertaking’s employees Employee headcount by geography, gender and type All Unilever employees are categorised into the following types, applying the following definitions in the absence of national law or practice: ■ Permanent employee: A full-time or part-time employee who works for and is paid directly by Unilever without a set end date of employment. ■ Temporary employee: An employee who works for and is paid directly by Unilever for a defined period, i.e. is on the payroll. This includes temporary and fixed-term workers, interns, apprentices, and seasonal or casual employees. ■ Non-guaranteed hours employee: Those employed without a guarantee of a minimum or fixed number of working hours. Examples may include casual employees, those with zero-hour contracts, and on-call employees. The total number of Unilever employees is classified using the year-end headcount by: ■ Employee type: recorded as of the hire date or when there is a change in type. ■ Gender: based on official identification or self-assignment. ‘Not reported’ includes those categorised as ’Other’, ‘Unspecified’ or ‘Prefer not to say’. The total headcount per country is compared to the total headcount of Unilever employees to identify any countries of significant employment (>50 employees that represent more than 10% of headcount). As at 31 December 2024, Unilever had 120,040 employees by headcount. The tables below show the breakdown of Unilever’s employees by geography, gender and employee type. Employee headcount by geography 2024 Asia Pacific Africa 58,026 The Americas 37,304 Europe 24,710 Total Headcount(a) 120,040 (a) Please refer to note 4 of the Financial Statements on page 149 for equivalent headcount data. Employee headcount by gender and type Female Male Not reported 2024 Permanent 42,513 73,418 33 115,964 Temporary 1,675 2,063 164 3,902 Non-guaranteed hours 125 49 0 174 Total Headcount 44,313 75,530 197 120,040 The only country of significant employment (>10%) is India, which has a total of 20,363 employees. Total employee turnover Employee start and exit dates are based on employment dates. Temporary employees (those working for a defined period) are excluded as they have come to the end of their contract rather than leaving voluntarily or due to dismissal, retirement, or death in service. Average headcount is calculated as the sum of weighted monthly headcount from December of the previous reporting period to December of the current reporting period, with the following weighting: ■ January to November 2024: Weighting of 1 ■ December 2023 and December 2024: Weighting of 0.5 Employee turnover rate is calculated as a percentage of the number of Unilever employees who have left in the reporting period over the average headcount. Employee turnover 2024 Total turnover of employees in year (headcount) 17,334 Rate of employee turnover (%) 14.5% STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES 274 Unilever Annual Report and Accounts 2024 Collective bargaining coverage and social dialogue Unilever does not have any EEA countries that meet the criteria of significant employment. Therefore we do not report (i) collective bargaining by region within the EEA, or (ii) in relation to social dialogue, the percentage of employees covered at the establishment level by workers' representatives by country. Employees covered by collective bargaining agreements 2024 Total percentage of employees covered by collective bargaining agreements 54.6% Percentage of Unilever employees covered by collective bargaining agreements by region 0-19% 39 Azerbaijan, Cambodia, China, Costa Rica, Cuba, Djibouti, Dominican Republic, Ecuador, Egypt, El Salvador, Ethiopia, Guatemala, Honduras, Iran, Jordan, Kazakhstan, Republic of Korea, Kuwait, Lao, Lebanon, Malaysia, Myanmar, New Zealand, Nicaragua, Panama, Paraguay, Peru, Puerto Rico, Qatar, Saudi Arabia, Serbia, Singapore, Trinidad and Tobago, Uganda, Ukraine, United Arab Emirates, United States of America, Uruguay, Zimbabwe 20-39% 7 Colombia, Ghana, Philippines, South Africa, Tunisia, Turkey, United Kingdom 40-59% 12 Algeria, Australia, Bolivia, Canada, Chile, Côte d'Ivoire, India, Kenya, Mexico, Morocco, Pakistan, Venezuela 60-79% 7 Bangladesh, Israel, Japan, Nepal, Nigeria, Sri Lanka, Switzerland 80-100% 5 Argentina, Brazil, Indonesia, Thailand, Vietnam Collective bargaining coverage rate Number of non-EEA countries Non-EEA countries Unilever confirms that it has agreements in place with its employees for representation by a European Works Council (EWC). Diversity metrics Top management level: Unilever Leadership Executive (ULE) and employees in senior management roles one level below ULE. Age: age is determined by the employee's date of birth, based on official identification. The tables below show the gender distribution in terms of number and percentage at the top management level and the diversity of employees by age group. Gender distribution of top management Female Male Not reported 2024 Total Top management level headcount(a) 35 74 0 109 Percentage 32% 68% 0% 100% (a) Unilever Leadership Executive (Female: 4, Male: 9) and Senior Management (Female: 31, Male: 65). Refer to Employee Diversity table on page 50. Diversity of employees by age group 2024 Percentage <30 21,635 18% 30–50 78,113 65% >50 19,970 17% Unknown(a) 322 0% Total Headcount 120,040 100% (a) Anyone for whom we do not have an age or date of birth, e.g. for short-term employees. Adequate wages Adequate wage is defined as a wage that provides for the satisfaction of the needs of the employee and their family in the light of national economic and social conditions. This is either the applicable legal living or legal minimum wage, the minimum wage set by applicable collective bargaining agreements, or where neither exists, either an appropriate alternative adequate wage benchmark (as set out in AR73) or the voluntary living wage. For all countries, where not specified, ‘wage’ refers to the gross wage, excluding variable components such as overtime and incentive pay, and excluding allowances unless they are guaranteed. For non-EEA countries, we have not considered any official norms in determining the adequate wage level due to the lack of guidance in the ESRS around the correct interpretation of this term. For EEA countries, we have applied the ESRS definitions. As at 31 December 2024, 100% of Unilever employees were paid an adequate wage. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES Unilever Annual Report and Accounts 2024 275 Social protection If one or more Unilever employees in a country are not covered by social protection against loss of income for one or more of the specified major life events, we disclose the countries to which this applies, the types of Unilever employees not covered, and the major life events not covered. Major life events include sickness, unemployment, employment injury and acquired disability, parental leave, and retirement (either by company or public programmes). As at 31 December 2024, all Unilever employees are covered by social protection against loss of income due to one or more major life events, through public programmes or through benefits offered by Unilever. However, due to different legal systems and employment laws, the employee groups covered by social protection for the different major life events vary across the nearly 100 countries in which Unilever has employees. The tables below set out, for each type of specified major life event, in which countries employees do not have social protection and, for each of those countries, the types of employees who do not have such protection. Sickness None n/a Country Type of employees not covered by protection Unemployment Bahrain All employees Egypt Temporary/fixed-term employees India Office-based employees and any manufacturing employees not meeting the requirements for protection under the Industrial Disputes Act or a voluntary retirement scheme Kuwait All employees Oman All employees Qatar All employees Singapore Temporary/fixed-term employees and employees of Paula’s Choice Tunisia Temporary/fixed-term employees Country Type of employees not covered by protection Employment injury and acquired disability None n/a Country Type of employees not covered by protection Parental leave United States of America Employees of Dermalogica USA - employees who have not worked at least 30 hours per week in the year preceding leave. Other employees - Non-birthing parents working less than 20 hours a week and not eligible for parental leave under federal, state or local law. Country Type of employees not covered by protection Retirement None n/a Country Type of employees not covered by protection STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES 276 Unilever Annual Report and Accounts 2024 Health and safety metrics Work-related injury is defined as any personal injury or disease resulting from a single instantaneous exposure due to an unexpected or unplanned occurrence, which is found to have occurred in a work environment and to be work-related (either caused or contributed). Based on Unilever’s definitions, an incident resulting in injury is often referred to as an ’accident’. Unilever does not refer to incidents resulting in ill health as an ’accident’. Work-related ill health (as a result of a work-related incident) is defined as a disease, abnormal condition or disorder contracted as a result of an exposure over a period of time to risk factors arising from the work environment and work exposures. Work-related illnesses require exposure over time and cannot be the result of a single exposure. Fatality is defined as death as a result of work-related injury or work-related ill health, suffered by Unilever’s own workforce while they are on duty, both on-site and off-site on Unilever business or other workers (also referred to as value chain workers), while working on Unilever sites. Days lost is defined as the number of days lost to employee absence related to injuries and fatalities across all Unilever sites, counted on a calendar-day basis, i.e. weekends and public holidays are counted as lost days, and where the first full day and last day of absence are included. Days lost on account of ’work-related ill-health’ are excluded from this metric. Unilever's health and safety management system applies to all of our own workforce. In the first year of reporting, Unilever is applying a partial phase in of these metrics as allowed by the ESRS and is not disclosing the number of cases of recordable work-related ill health. Fatalities In 2024, there were no fatalities in Unilever's own workforce as a result of work-related injuries or work-related ill-health, or of other workers while working on Unilever sites. In 2023, there were no fatalities in Unilever's own workforce, however a value chain worker sadly passed away while working at one of our factories. We performed a full investigation and applied the lessons learned to sites worldwide to prevent a similar reoccurrence. Work-related accidents Own workforce worker type 2024 Number of work-related accidents 2024 Total Recordable Frequency Rate (TRFR)(a) Employees 152 0.58 Non-employees 13 0.35 Total 165 0.55(b) (a) Rate of recordable work-related accidents per 1 million worked hours. (b) 2023: 0.58. Days lost Worker type Number of days lost in 2024 Employees 2,946 Remuneration metrics Gender pay gap Gross hourly pay per employee is calculated, where applicable, as the sum of gross annual salary and gross annual benefits divided by annual hours (52 * weekly hours). Male and female mean gross hourly pay is calculated as the total gross hourly pay for all male or female Unilever employees divided by the total number of male or female Unilever employees. 2024 Gender pay gap (%) -49 % This table shows that the average (mean) pay level is 49% higher for female employees than male employees. The scale of the difference between the male and female pay is strongly influenced by the prevalence within the business of male manufacturing workers, who are typically on lower pay grades than many office-based workers, and often in countries where pay levels overall are lower. 63% of our workforce are men, which reflects that men continue to fulfil a high proportion of manufacturing roles within the company. Among our female employees, a higher proportion are in professional roles at higher pay grades, meaning that women earn more on average, than men. Total remuneration ratio Unilever considers the ESRS definition of pay to be equivalent to total annual remuneration. The median employee total annual remuneration for all Unilever employees (excluding the highest-paid individual) is identified as the employee with total annual remuneration in the middle of the full list of employees by total annual remuneration. Non-equity incentive plan compensation and non-qualified deferred compensation earnings are not applicable to Unilever. 2024 Total remuneration ratio 225.7:1 As at 31st December 2024, the highest-paid individual (former CEO Hein Schumacher) was paid more than 225 times the median of all employees. This number is driven by several factors: 1. A high proportion of our employees work in manufacturing roles which are towards the lower end of our pay scale – this reduces the median annual total remuneration of our employees. 2. As we are a global organisation covering nearly 100 countries, with a strong emerging market footprint, we see a wide range in our pay levels across countries. In 2024, our highest-paid individual is based in the UK (a higher-paying country). In comparison, a significant proportion of our other employees are located in countries with lower absolute salaries, such as Argentina, Brazil, China, India, Indonesia and Mexico. Note that salaries in these countries are not necessarily lower relative to the local cost of living. 3. The former CEOs long-term incentive package included shares that had not vested during the reporting period (given he joined Unilever in July 2023). However, as shares do form part of the CEO's long-term incentive package, we expect to see the ratio change next year when the highest paid employee will have shares already vesting. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES Unilever Annual Report and Accounts 2024 277

Incidents, complaints and severe human rights impacts and incidents Complaints Complaints are defined as matters relating to working conditions, equal treatment and opportunities for all, or other work-related rights that are reported, investigated and closed potential breaches to the Code of Business Principles, breaches to the Responsible Partner Policy, or complaints about a Unilever company raised to the National Contact Points (NCP) for OECD Multinational Enterprises. NCP complaints are reviewed to identify whether they pertain to work-related human rights. Substantiation is determined through review by the relevant Unilever Business Integrity Officer and/or Responsible Business Manager and the management of the Third-Party Service Provider, where applicable. Exclusions: Substantiated incidents of discrimination, including harassment. 2024 Total number of complaints closed(a)(b)(c)(d)(e) 652 (a) The total number of complaints raised in 2024 was 619. (b) The number of complaints closed in 2023 was 235, and the total number of incidents and complaints closed in 2024 was 417. (c) The number of substantiated complaints in 2024 was 193. (d) The number of unsubstantiated complaints, including discrimination and harassment, was 459. (e) There have been no fines, penalties, or compensation for damages recorded as a result of the complaints disclosed above. Incidents of discrimination, including harassment An incident is a legal action or complaint registered with Unilever or competent authorities through a formal process, or an instance of non- compliance identified by Unilever through established procedures. Established procedures to identify instances of non-compliance can include audits, formal monitoring programs, or grievance mechanisms. Incidents of discrimination, including harassment, are defined by Unilever as matters that are either substantiated (i.e. sufficient evidence to determine an incident has occurred) Discrimination and Harassment Code of Business Principles Cases; or substantiated Discrimination and Harassment Responsible Partner Cases as pertaining to non-employees. 2024 Incidents of discrimination, including harassment(a)(b) 74 (a) As at 31 December 2024, 16 matters were under investigation, which may be determined as incidents of discrimination and harassment. (b) There have been no fines, penalties, or compensation for damages recorded as a result of the incidents disclosed above. Severe human rights incidents Severe human rights incidents are issues, with respect to forced labour, human trafficking or child labour, and the facts of the incident are not disputed by Unilever. A matter will be considered an incident if there is a related legal action, substantiated breach of Unilever’s Code of Business Principles, NCP complaints, finding from a third-party audit of a Unilever manufacturing site, or a serious allegation in public reports or the media. In determining these incidents, Unilever considers, in particular, any human rights impacts experienced by rightsholders. Given the nature of severe human rights incidents, any identified incident is considered to be a case of non-respect of the UN Guiding Principles on Business and Human Rights, ILO Declaration on Fundamental Principles and Rights at Work, or OECD Guidelines for Multinational Enterprises. 2024 Total number of severe human rights incidents connected to our own workforce(a)(b) 0 Those incidents that are cases of non-respect of the UN Guiding Principles on Business and Human Rights, ILO Declaration on Fundamental Principles and Rights at Work, or OECD Guidelines for Multinational Enterprises 0 (a) As at 31 December 2024, three issues were under investigation, which may be determined as severe human rights incidents connected to our own workforce. (b) There have been no fines, penalties, or compensation for damages recorded as a result. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES 278 Unilever Annual Report and Accounts 2024 Workers in the Value Chain The focus of this disclosure is the workers of our business partners, i.e. individuals performing work upstream or downstream within Unilever’s value chain, regardless of the existence or nature of any contractual relationship with Unilever. This includes all workers within the value chain who may be materially impacted by Unilever or its business partners, and their actions. Examples of workers in Unilever’s value chain are: ■ Smallholder farmers who grow the ingredients we use in our products. ■ Employees of enterprises in our retail value chain who sell our products. ■ Employees of suppliers that provide services such as logistics, marketing and professional services to Unilever. IMPACT, RISK AND OPPORTUNITY MANAGEMENT Our material Social impacts, risks and opportunities resulting from the double materiality assessment (DMA) and the process by which these were identified are detailed on page 267. Policies The requirements for our business partners are set out in a supplier code of conduct, Unilever’s Responsible Partner Policy (RPP). The scope of the RPP is explained in the Environmental policies on page 232, and how the policy addresses our approach to human rights is set out on page 270. Engaging with value chain workers We require business partners to declare their compliance with the RPP upon registration and annual re-registration to our systems based on self-assessments, including routine due diligence and risk-based audits. This process helps us identify approved partners for the products and services we procure, while also assessing risks based on the goods or services sourced and the geographies in which our partners operate. Information from the self-assessments helps determine which business partners require external auditing and specific engagement. For high- risk sites, either a site audit or an EcoVadis desktop assessment verifies compliance with the RPP. We conduct supply chain mapping to identify sourcing areas and suppliers that may increase risk within our supply chain. We use tools to perform risk analysis at both country and commodity levels to better understand potential impacts on value chain workers. This data helps predict where impacts are more likely to occur and determine where additional checks, such as desktop or on-the-ground audits, are required. Technology is a key enabler for improving visibility of our value chain and identifying potential impacts, particularly for vulnerable groups at higher risk of discrimination, harassment and exploitation, such as women and migrant workers. In July 2023, we began a collaborative project funded by the leading global sustainability platform and standard for sugarcane, Bonsucro. This project aims to utilise apps and learning platforms made available on mobile devices to engage with rightsholders and gather their views. We also use tools like diginexAPPRISE, which allows workers to anonymously raise concerns, particularly those difficult to identify through traditional audits, such as forced labour and gender-based violence. Quizrr is used to enhance managers’ understanding of these issues and the necessary management systems to prevent them. We are developing impact measures to evaluate the effectiveness of these tools in enabling workers to raise concerns and understand their rights. Processes to remediate impacts and channels to raise concerns Once an actual impact is identified, we review it to establish the root cause, contributing factors and whether we have caused, contributed to or are linked to the impact. We work to address the impact, verify remediation of the impact and implement processes to prevent reoccurrence, in collaboration with business partners and other stakeholders where appropriate. As part of our remediation approach, we seek to engage with rightsholders to improve our understanding of the impact to them and the remediation that most appropriately meets the needs of the individual/community that is affected. Where an impact is linked to a business partner, we require them to create a Corrective Action Plan (CAP) to address the issues identified. A follow-up audit, carried out by an independent third-party auditor, is required within 90 days to confirm that the actions taken have been sufficient to remediate the identified issues. In some cases, the nature of the incident means that it is not possible to close within 90 days, for example where capital investment or significant changes in working practices are required. Where this is the case, the supplier is expected to develop an interim plan to reduce the risk until a permanent solution is put in place. We support business partners in addressing issues and have developed the RPP Implementation Guidance, which includes resources and checklists for preventing and remedying impacts and establishing management systems to prevent recurrence. Examples of remediation of identified impacts in 2024 include: ■ Commissioning an independent consultant to verify repayments made by a supplier to workers to reimburse them for recruitment fees paid. ■ Partnering with a human rights consultancy to evaluate the impact that reimbursing recruitment fees has had on workers and their families. ■ Continuing to collaborate with the International Cocoa Initiative (ICI) and Afrique Secours et Assistance (ASA) to implement Child Labour Monitoring and Remediation Systems (CLMRS) across our cocoa production supply chain in Côte d’Ivoire and Ghana. While we have mechanisms in place to enable third parties to raise concerns, grievances are best addressed close to where the impact occurred. Consequently, our approach is to work with our partners to ensure they have effective and trusted grievance mechanisms for their workers. Our Responsible Partner Policy (RPP) requires business partners to have grievance mechanisms aligned with the UN Guiding Principles on Business and Human Rights. We monitor workers’ awareness and trust in these mechanisms through audit findings. The RPP also includes leading practice that grievance mechanisms are widely communicated and accessible to enable local communities to report issues. In addition, business partners, their workers, communities, and other stakeholders may report actual or suspected breaches of the RPP (including any failure by a Unilever worker or anyone acting on behalf of Unilever) by phone or online via a third- party hosted system. Reports can be submitted confidentially and anonymously, where permitted by law, and are assessed to determine the appropriate steps. All investigations of suspected Code breaches are conducted by a Business Integrity Officer. We aim to provide the reporter with an anticipated timescale for completion. An investigation report summarising the evidence, findings, corrective measures and recommended sanctions (where appropriate) is submitted to the Business Integrity Committee for review and conclusion. We have a zero-tolerance policy on retaliation and will not tolerate any form of retaliation against anyone who reports a concern. Unilever’s Speak Up processes and remediation mechanisms are detailed further in our Governance section on page 288. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES Unilever Annual Report and Accounts 2024 279 Managing impacts on value chain workers Addressing our salient human rights issues Actions to address our salient human rights issues are detailed in the approach to human rights section on page 270. Additionally, Unilever collaborates with various third parties to deliver training and capability- building programmes aimed at raising awareness of human rights issues and strengthening action to prevent and mitigate potential and actual impacts. We engage in multiple platforms and forums, such as AIM-Progress, to bring stakeholders together to collectively tackle issues. Through the AIM-Progress membership working groups, we collaborate with peers to address systemic challenges, including living wages, responsible recruitment, effective grievance mechanisms and impact measurement. Other partnerships we are part of include: ■ Bullying and harassment, and health: In 2020, Unilever and IDH, in partnership with others, launched The Women’s Safety Accelerator Fund (WSAF) to create safer workplaces for women working in our tea supply chain in India. We have engaged with nearly 300,000 tea estate workers (both women and men) across more than 300 tea estates in India since the programme launched. ■ Discrimination, fair wages and income: We continue to be an active member of the Fair Circularity Initiative (FCI), which Unilever co-founded and launched with Coca-Cola, Nestlé, PepsiCo, and the NGO Tearfund in 2022. This commits us to advancing and adopting the 10 Fair Circularity Principles, which focus on placing the views, interests and concerns of rightsholders at the centre of business decision-making and policy development. Delivering positive impacts across our value chain To address barriers to decent livelihoods we are collaborating with partners to promote systemic change. Our actions, which are delivering positive impacts to our value chain, include: ■ Supporting suppliers in identifying and closing wage gaps. ■ Helping smallholder farmers to improve their productivity and farming practices by enrolling them in certification schemes and providing access to income growth and regenerative agriculture programmes. ■ Providing small retailers with tools and training to foster their growth. We support small to medium-sized enterprises (SMEs) in our retail value chain by expanding our digital commerce platforms, enabling SMEs to buy directly from us and easily access financial services. We are also continuing to scale our last-mile distribution programmes, enabling us to reach consumers in remote areas. For instance, our Shakti programme supports around 200,000 women sales agents in rural Asia and Africa with access to finance and business training. ■ Advocating for higher farmer incomes, private sector initiatives and government policy changes through local and global coalitions to ensure fair wages for all. We are also advocating for change through industry forums like the UN Global Compact and supporting the availability of free, publicly accessible living wage data. Tracking and monitoring effectiveness As detailed in ‘Monitoring actions relating to Human Rights’ on page 271, we are an active member of the AIM-Progress Impact Measurement Working Group, with the goal of aligning on common impact KPIs to simplify reporting and reduce the burden on suppliers for data collection. We will publish data regularly through our human rights reporting to show our performance against these impact measures. Our approach to identifying, understanding and actioning potential and actual forced labour impacts in our business and value chain is covered in our section on modern slavery on page 271. We also have processes that alert us to potential and actual human rights impacts in our value chain via public reports and media coverage. We identified two instances of child labour, one of which related to a supplier no longer supplying to Unilever. We are also currently investigating three further allegations that relate to severe human rights issues in our value chain within the example categories of forced labour, human trafficking and child labour identified in the ESRS. In addition, business partners are required to demonstrate compliance with our RPP. Unilever verifies RPP alignment through self-declarations upon registration, annual re-registration to our systems, routine due diligence and risk-based audits of business partner factories, which is carried out by an independent third party. During these audits, cases of non-respect of the UNGPs are identified in line with our RPP Fundamental Principles. We classify the most serious audit non-conformances as 'key incidents', which represent significant contraventions in relation to health and safety, labour rights and business conduct. This definition, which aligns with the Sedex SMETA methodology criticality ratings, includes forced labour, human trafficking and child labour (which are identified as example categories of severe human rights issues in the ESRS) as well as other issues. Based on our 2023 RPP audit update, which is the latest full-year data available at the time of reporting, the following key incidents were identified: ■ 155 health and safety issues representing a threat to life or imminent risk of injury. ■ 28 labour rights issues relating to excessive working hours, contravention of minimum wages, indicators of forced labour and indicators of lapses in processes to verify age. This included the 2 instances of child labour mentioned above. ■ 9 business conduct issues relating to conducting business with integrity and in accordance with relevant legal requirements. All key incidents are required to be escalated by the auditors within 24 hours to Unilever. We then require the business partner to provide a Corrective Action Plan (CAP) addressing the issues within seven days. As with all non-conformances, a follow-up audit is required within 90 days to confirm that the actions taken have been sufficient to remediate the identified issues. In 2025, Unilever will continue to keep under review its processes to identify and track cases of severe human rights in our value chain, as we continue to build our reporting capabilities. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES 280 Unilever Annual Report and Accounts 2024 METRICS AND TARGETS Targets Unilever is committed to respecting and promoting human rights across our operations and value chain. However, due to the nature of human rights, we do not define formal targets. Our ambition is to help the people who grow, make and sell our products have a decent livelihood, including by earning a living wage – so they can afford the essentials of daily life and have work that is secure, dignified and fair. As part of Unilever’s 15 sustainability goals, we have set three short-term targets with the aim of delivering long-term impact to the livelihoods of workers in our value chain; ■ We are working with smallholder farmers to improve their livelihoods and agricultural practices. Our goal is to help 250,000 smallholder farmers in our supply chain access livelihoods programmes by 2026. ■ We are also encouraging our suppliers to sign our Living Wage Promise, kickstarting the journey to pay their employees a living wage. Our goal is to ensure that suppliers representing 50% of our procurement spend sign the Living Wage Promise by 2026. ■ We are helping small businesses in our retail value chain grow. Our goal is to help 2.5 million SMEs in our retail value chain grow their business by 2026. We have engaged in a number of forums and initiatives that provide insight and expertise from the perspective of people in our value chain to help develop these targets, including extensive engagement with the International Labour Organization (ILO) and the World Business Council for Sustainable Development (WBCSD). Targets relating to sustainable sourcing and regenerative agricultural practices in our value chain are detailed in our Biodiversity and Ecosystem disclosures on page 256. Suppliers representing 50% of our procurement spend to sign the Living Wage Promise by 2026 A living wage promise is a commitment made by a supplier to progress towards paying a living wage to workers in their own business operations, either through signing a Living Wage Special Terms Contract (STC) with Unilever or by signing Unilever’s Living Wage Promise document. Unilever’s definition of a living wage is included on page 268. Performance is measured as the percentage of total procurement spend from 1 January to 31 December for suppliers that have signed the Living Wage Promise divided by the total procurement spend for the reporting year. Help 250,000 smallholder farmers in our supply chain access livelihoods programmes by 2026 Unilever defines a smallholder farmer as a person who rears livestock and/or cultivates crops on one or more plots of land that, individually or in aggregate, is the larger of: up to and including 10 hectares (only counting farmed land), in line with the United Nations Food and Agriculture Organization’s definition of a smallholder farmer, or the size defined by an official regional and/or sector body. Supply chain refers to a farmer group or individual farmer, within a defined geographical area, providing functionally equivalent feedstocks to those that can be demonstrated to be within Unilever’s supply chain. Eligible livelihoods programmes must include activities and/or inputs designed to deliver improved livelihoods through positive outcomes on Unilever accepted certification and/or incomes, be approved by Unilever authority, within a signed contract between 1 January 2024 and 31 December 2024, and be run directly by Unilever or a third party under a contractual commitment with Unilever. Performance is measured as the cumulative total number of smallholder farmers in Unilever’s supply chain who have received help from Unilever to access livelihoods programmes in the reporting period. Access is defined as either: ■ attending face-to-face training; ■ receiving intended subsidies, financial services, farm input, labour or technologies; or ■ being certified by the livelihoods programme. Help 2.5 million SMEs in our retail value chain grow their business by 2026 Small and medium-sized enterprises (SMEs) in our retail value chain include businesses selling Unilever goods to consumers in one of the following countries: Bangladesh, Brazil, Ecuador, India, Indonesia, Pakistan, the Philippines, Thailand, Turkey and Vietnam. These businesses have historically been serviced by a distributor, wholesaler, or cash and carry; or in Mexico, where servicing with Unilever has been enabled by the digital platform. Performance is measured as the number of SMEs in Unilever’s retail value chain that have used a Unilever digital platform (mobile app or website) to purchase at least one product in the reporting period from 1 January to 31 December 2024. Livelihoods targets Goal 2024 2023 2022 Suppliers representing 50% of our procurement spend to sign the Living Wage Promise by 2026 (% of procurement spend) 50% 32% – – Help 250,000 smallholder farmers in our supply chain access livelihoods programmes by 2026 (number of smallholder farmers) 0.25m 0.08m – – Help 2.5 million SMEs in our retail value chain grow their business by 2026 (number of SMEs)(a) 2.5m 2.58m 1.91m 1.83m (a) 2023 and 2022 measured for the three-month period October to December. We are making good progress towards delivering all of our livelihoods targets. We have seen an increase in the number of active SMEs by over 600,000 in 2024, which has resulted from the change in the reporting period, which now means we include seasonal SMEs who were previously not in scope; and principal markets continue to grow organically, enrolling more retailers and improving the functionality of their apps to ensure that more retailers remain active. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES Unilever Annual Report and Accounts 2024 281

Affected Communities IMPACT, RISK AND OPPORTUNITY MANAGEMENT Our material Social impacts, risks and opportunities resulting from the double materiality assessment (DMA) and the process by which we identified these are detailed on page 267. Policies Unilever’s Code and Code policies sets out our commitment to the communities where we operate, and our local businesses drive our community engagement strategy. Our approach to affected communities is covered through a number of additional policies as follows, the scope and governance of which are outlined on page 232: ■ Unilever’s People & Nature Policy sets out our commitments to respecting and advancing the human rights of all people in line with the UN Guiding Principles on Business and Human Rights. Specifically, it includes the rights of Indigenous peoples and local communities with respect to livelihoods, food security and resources, as well as our commitments that land rights are respected and promoted. ■ Unilever’s Responsible Partner Policy and its Fundamental Principle set out that the rights and titles to the property and land of individuals and local communities, including Indigenous populations, are respected, and that we have a zero tolerance policy for land grabbing. It also requires suppliers to consider Indigenous people and local communities when conducting impact and risk assessments. ■ The Sustainable Agriculture Code and Sustainable Agriculture Principles set out that land tenure rights must be respected, there is a zero tolerance policy for land grabbing, that local communities should be informed of planned activities that affect them, and disturbances to local communities must be minimised. In addition to our policies, we have published Unilever’s Principles in Support of Human Rights Defenders and implementation guidance to our business partners, which outline our commitment to respecting human rights defenders (HRDs). Indigenous people and local communities may act as HRDs and are often vulnerable to human rights violations, including breaches of land rights. These Principles are based on the International Bill of Human Rights and the fundamental rights and principles set out in the ILO’s Declaration on Fundamental Principles and Rights at Work. They are also guided by the UN Declaration on the Right and Responsibility of Individuals, Groups and Organs of Society to Promote and Protect Universally Recognized Human Rights and Fundamental Freedoms, the UNGPs, and the UN Declaration on the Rights of Indigenous Peoples. Further details on our approach to human rights and the associated policies are set out on page 270. Engaging with affected communities Land rights We have a defined process for conducting due diligence on land transactions, which must be followed and documented for each transaction to proceed to completion. This process includes carrying out Environmental and Social Impact Assessments (ESIAs) when additional information is required, conducting consultations that adhere to the principles of Free, Prior and Informed Consent (FPIC), and is supported by internal approval gateways overseen by the Responsible Business team. Other processes We have recently developed a rightsholder engagement playbook that establishes clear and consistent processes for engaging with rightsholders, including local communities, regarding opportunities as well as potential and actual human rights impacts. It guides our teams on the importance of engagement, how to identify rightsholders, the steps for effective engagement (including making rightsholders aware of engagement processes), and how to monitor and evaluate the uptake and impact of these engagements. The playbook was trialled in our plastics value chain in 2024, with feedback being sought from the implementing teams on its effectiveness before wider implementation. Processes to remediate impacts and channels to raise concerns Affected communities may report concerns to us confidentially and anonymously, where permitted by law, through our Speak Up hotline. This includes potential cases of non-respect of the UNGPs. Unilever will investigate any concerns raised and discuss findings with the relevant business partner, including issues related to land rights. Unilever’s Speak Up processes and remediation mechanisms are detailed in our Governance section on page 288, including our zero tolerance policy on retaliation. Within our value chain, issues impacting affected communities may also be identified through business partner factory audits, which are described in more detail on page 280. At a commodity level, our People and Nature Grievance Mechanism provides a framework for investigating and resolving potential and actual social and environmental impacts, including those raised by rightsholders in the communities where we operate or source from. The process includes acknowledging the grievance and reviewing it to determine if the issue is applicable to our supply chain. If linked to our supply chain, we conduct an in-depth review, working with the supplier and an independent organisation to develop a time-bound action and remediation plan. We expect the supplier to implement actions to resolve the issue and monitor the outcome. If the issue is not connected to our supply chain, the relevant Unilever team will monitor the remediation plan implemented by the relevant parties. Reported grievances are recorded in our People and Nature Grievance Tracker and details are published on our website. The tracker includes potential cases of non-respect of the UNGPs, categorised under the grievance types ’Land & Community’ and ’Labour Rights’. There are 260 sub-cases in our database based on grievances that have been raised to us since 2014, of which 18% relate to Land & Community and 6% to Labour Rights. Another mechanism through which we may identify potential cases of non-respect of the UNGPs in relation to affected communities is through our anti-corruption and bribery scanning. These mechanisms did not indicate any cases of severe human rights incidents in 2024. Managing impacts on affected communities Land rights We drive actions relating to land rights through our policies and fundamental principles as set out in the RPP and People & Nature Policy. In 2024, we have: ■ Co-convened and continued to actively participate in the Social Issues Working Group (SIWG), part of the Palm Oil Collaboration Group, and the subgroup that focuses on supporting and respecting the rights of Indigenous Peoples and Local Communities (IPLC) affected by agricultural production in Indonesia. ■ Continued to support smallholder cocoa farmers to formalise the rights to their land through an affordable land tenure documentation process. This work is being carried out by the Côte d’Ivoire Land Partnership (CLAP), which brings together Unilever, other organisations and industry bodies, the Ivorian and German governments, and agri-technology company Meridia. ■ Provided training to employees in Indonesia to increase their knowledge and understanding of local land rights issues. This training equipped participants with the tools to support informed decision-making when dealing with issues or complaints related to land rights in our supply chain. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES 282 Unilever Annual Report and Accounts 2024 Other actions In the context of our impacts related to plastic pollution (see Resource Use and Circular Economy disclosures on page 258), we have conducted baseline human rights risk assessments of our plastics value chain in India, Indonesia, Ghana and Brazil. This included on-the-ground engagement with various stakeholders, including waste picker organisations representing the views of rightsholders. These assessments, along with our existing global programmes, informed the development of our Global Human Rights Framework for Plastics Value Chains. We collaborated with The Circulate Initiative to support the development of its Harmonized Responsible Sourcing Framework, promoting a collaborative and aligned industry-wide approach that reduces duplication and maximises collective efforts to transform the sector. We also shared key learnings from our work to support the wider peer group during the development of the common industry framework. Specific actions with regards to our impact on biodiversity, and the downstream impacts on affected communities, are included in our Biodiversity and Ecosystems disclosures on page 255. Tracking and monitoring effectiveness We track and monitor the effectiveness of our actions and initiatives for affected communities as detailed in ‘Monitoring actions relating to Human Rights’ on page 271. The People and Nature Grievance tracker, detailed above also helps us to track grievances and the effectiveness of our responses to them. METRICS AND TARGETS Targets Unilever does not have formal targets related to affected communities defined at a global level because we have in place reporting and grievance mechanisms which allows us to engage with these impacts (potential or actual) on an ongoing basis, as set out above, and in our approach to human rights on page 270. Specific targets with regards to our impact on biodiversity, and the downstream impacts on affected communities, are included in our Biodiversity and Ecosystems disclosures on page 256. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES Unilever Annual Report and Accounts 2024 283 Consumers and End-Users Unilever’s success depends on the value and relevance of our brands and products to consumers worldwide. We monitor trends and gather insights from consumers, customers and shoppers to develop our brand strategies and build competitive advantage. This disclosure includes all Unilever consumers and end-users in our downstream value chain who are likely to be materially impacted by our operations. These include: ■ consumers who rely on the quality and safety of our products, including those who may be particularly dependent on accurate and accessible product information, such as those with allergies; and ■ children, who are increasingly exposed to online promotional content from a broad range of industries and may be reached by our brand messaging. IMPACT, RISK AND OPPORTUNITY MANAGEMENT Our material Social impacts, risks and opportunities resulting from the double materiality assessment (DMA) and the process by which we identified these are detailed on page 267. Policies As set out in our general information section, page 229, Unilever’s Code and Code Policies apply to all material sustainability matters, including those that impact our consumers and end-users. Product safety The Code sets out Unilever’s commitment to providing products and services that are safe for their intended use, as well as accurately and properly labelled, advertised and communicated. Product safety begins with responsible innovation, and the Responsible Innovation Code Policy sets out our commitment to conducting responsible, safe and sustainable research and innovation that fully respects the concerns of our consumers and society. Its implementation is supported by eight standards, including one that sets out the approach to Safety Risk Assessments for ensuring Consumer, Occupational and Environmental Safety by Design, and a standard on Use of Ingredients and Control of Contaminants. The Product Safety & Product Quality Code Policy covers our commitment to producing safe, high-quality products and services that meet all applicable standards and regulations. This is supported by our Safe Product Framework, which sets out the processes for identifying and mitigating product safety risks at each stage of our value chain. As described in the environmental policies section on page 232, our Responsible Partner Policy (RPP) sets out the requirements for suppliers in the value chain. Specifically, within the Business Integrity & Ethics pillar, this includes requirements to meet agreed specifications and notifying Unilever of any product quality or safety concerns originating from the business partner, or its supply chain without delay. Responsible marketing The Responsible Marketing Code Policy sets out our commitment to developing, producing, marketing and selling all our products and services responsibly. In addition, the Principles on Responsible Food & Beverage Marketing to Children apply to Unilever’s food and beverage marketing communications globally. Our commitments include not intentionally targeting any paid marketing communications to children under 16 years old (including on social media) and restricting certain ice cream marketing activities to products that meet our Responsibly Made for Kids promise. Our marketing teams are responsible for working with legal, regulatory affairs and external affairs to ensure compliance with these principles. The Presidents of our Foods and Ice Cream Business Groups are responsible for the implementation of these principles, which we make publicly available on our website. We also recognise Unilever’s role in partnering with others to drive a safer consumer experience online. The Responsibility Framework sets out our approach to building a positive digital media ecosystem for our brands and consumers. Compliance with the framework is tracked through a global network of Unilever and agency employees, who work together as our Digital Ecosystem Network (DEN) team. The Chief Growth and Marketing Officer is responsible for implementing this framework. Human rights Responsible business is a key part of Unilever’s Human Rights Policy Statement, which applies to all our rightsholders. Our commitment to conducting business with integrity while respecting human rights is driven through Unilever’s Code and Code Policies, including commitments to our consumers and society, and the RPP, which requires our business partners to identify and manage their own potential human rights impacts. We consider that, of the salient human rights issues identified on page 267, the issue relevant to our consumers is health, in relation to which, we have explained our approach to product safety below. Our approach to human rights is outlined in more detail on page 270. Engaging with consumers and end-users We engage with our consumers and end-users, including those groups considered vulnerable, through a range of communication channels on a continuous basis, reaching over 3 million consumer contacts in 2024 through our various platforms. We operate consumer care lines around the world for our consumers to share any comments or concerns (including any potential adverse human rights impacts), with details provided on packs and through our websites. We monitor feedback provided by consumers on Unilever’s brands and products on social media and through product reviews on digital commerce sites. We also use consumer research from partners such as Kantar, Nielsen and Ipsos, who we engage through their regular surveys and panels. This engagement takes place under the ultimate oversight of our Chief Growth and Marketing Officer. We use these insights to support our aim of providing superior products and delivering great consumer experiences. In addition, we use a range of mechanisms to monitor and consider evolving societal preferences, including media and social media reviews and NGO engagement. This is overseen by the Global Head of Communications and Corporate Affairs (overseen by the Chief Corporate Affairs and Sustainability Officer from 1 January 2025). Our approach to identifying and assessing the potential impacts on consumers with allergies is through product safety assessments and product labelling, rather than direct engagement. Similarly, potential impacts in relation to marketing to children are assessed through reviewing their media consumption behaviour. Processes to remediate impacts and channels to raise concerns The communication channels referenced above, including our consumer care lines and websites, offer consumers multiple mechanisms through which to raise any concerns. Trained consumer communication agents respond to questions where appropriate, and their use and effectiveness are tracked by monitoring performance against set indicators and through consumer feedback surveys. Product safety Concerns raised to Unilever in relation to product safety are shared with relevant internal experts for further investigation. By closely monitoring consumer feedback data, we can detect emerging issues and respond quickly. In the event of a marketplace incident relating to consumer safety or product quality, an incident management team is activated to ensure timely and effective action. We are committed to continually improving our quality performance; however, sometimes we fall short of our product safety and quality standards. A product might, for example, have a quality defect. Or there may be a contamination of the raw materials, or a mislabelling of ingredients. If this happens, protecting consumers’ safety is our number one priority. When necessary, we will issue a public recall of the affected products from the marketplace, even if only small quantities of products are involved. In the case of a public recall, we use multiple channels to ensure consumers have the required information regarding the product affected (e.g. national press advertising, store communications for retailers, email for direct-to-consumer sales, and relevant websites) and that they can get answers to any questions or concerns via our care lines. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES 284 Unilever Annual Report and Accounts 2024 Responsible marketing Our marketing teams are responsible for ensuring compliance with our Marketing to Children Principles. Where non-compliance is identified through our processes, our teams work to make the necessary changes, such as changes to artwork, to ensure adherence to the principles. Compliance with our Responsibility Framework is tracked through our DEN team. Where issues are identified, we support our media partners in developing their capabilities and taking the necessary action to enable their adherence. Code of Business Principles Anyone may report more serious concerns about potential breaches of Unilever’s Code and Code Policies through our Code reporting channels. Our investigation standards require us to record and assess all potential breaches reported. Additional details, including our non- retaliation requirements, can be found in our Governance disclosures on page 288. Managing impacts and risks related to consumers and end-users Product safety Unilever has comprehensive product quality processes and controls in place as part of our Safe Product Framework. The framework is supported by standards, including those covering Safety Risk Assessments and the Use of Ingredients and Control of Contaminants. Safety risk assessments ensure consumer, occupational and environmental safety by design, and require materials used in our product formulations to be registered in Unilever’s Safety Systems, supported by defined tools and guidance for assessing consumer safety risks. The use of ingredient standards applies global exclusions or restrictions to certain substances based on safety, regulatory or reputational concerns. These standards are maintained based on external developments and subsequently implemented within our portfolio. Our Safe Product Framework and the standards which underpin this also encompass product labelling. This includes instructions for use, product composition and additional labelling, such as the presence of allergens. We have labelling approval processes in place to ensure compliance with external regulations and Unilever’s policies. Suppliers of the materials for our products must meet the standards set within Unilever’s Supplier Quality Approval process. Our Quality Management System then defines the requirements to be followed for the manufacture of safe products, covering topics such as cleaning and disinfection, hygienic engineering and maintenance, allergen management and foreign matter prevention. Processes and controls are verified annually and regularly monitored through performance indicators that drive improvement activities. In the event of a non-conforming product reaching the market, we have a global process for identifying and managing marketplace incidents to ensure we act fast, investigate fully and embed learnings to prevent future recurrence. Where necessary, we will issue a public recall of the affected products from the marketplace even if only small quantities of products are involved. In 2024, we issued five public recalls. One of these related to external manufacturers (cross-packaging), and four related to our own manufacturing facilities (two were caused by foreign matter contamination, one caused by undeclared allergens, and one barcoding-related issue). Wherever and whenever mistakes occur, we take action to identify the root cause and share lessons learned with all relevant parties to prevent a recurrence. For example, during 2024, we established an allergens community where best practices and lessons learned from incidents are shared. Unilever is defending a portfolio of legal claims alleging asbestos contamination in certain products which Unilever no longer sells. Unilever disputes these allegations, which it does not consider are substantiated. We monitor the effectiveness of our product safety processes and controls in a number of ways, including leadership scorecards and tracking key metrics such as marketplace incidents/recalls, consumer- safety-related complaints, and the completion of audits and associated actions. We also track the completion of our corrective and preventive actions, for example, those related to marketplace incidents/recalls and consumer-safety-related manufacturing incidents, to ensure that our processes for learning from incidents are effective in preventing future recurrence. The quality and safety of our products are also managed through our enterprise risk process. We also work to improve consumer safety by engaging beyond our business with the scientific community and regulators. A focus area is the development and application of leading-edge advanced non- animal safety science, where we work closely with authorities around the world, including regulators, government scientists and academic experts. We actively disseminate the research we do to guarantee that our products are safe, without the need for animal testing, to support others in also building new capabilities based on advanced science. In 2024, we engaged in collaborative research with the US National Institute of Environmental Health Sciences (NIEHS) and, as the industry co-chair of the European Partnership for Alternative Approaches to Animal Testing (EPAA), contributed to the European Union transformational programme on non-animal chemical safety assessment regulation. We also continued our collaboration with the US Environmental Protection Agency (EPA), initiated in 2015, on pioneering approaches to chemical safety assessment using advanced science. More information on our approach to eliminating animal testing without compromising on safety is set out within our Governance Disclosures. Our actions on product safety are supported by the expertise of our Safety, Environmental and Regulatory Science (SERS) Capability group, which is our global centre of excellence in safety and sustainability science, and our Quality expertise teams. Our dedicated team of safety and environmental scientists, including many who are internationally recognised as leaders in their fields, have expertise in allergy, chemistry, exposure science, microbiology, risk assessment, toxicology, process safety, computational modelling and data science, and environmental safety and sustainability science. Responsible marketing To aid understanding of our Principles on Responsible Food & Beverage Marketing to Children, Unilever provides training on these Principles to its marketers and the agencies it engages with. To put the principles of Unilever’s Responsibility Framework into practice, we maintain a Brand Safety and Suitability Guide, updated on an ongoing basis and distributed to our media partners. We use this guide to drive a quality digital ecosystem for our brands, ensuring our ads are viewable, by a person, on target, with the right context and brand safety. Unilever has committed to support media partners who respond to our Responsibility Framework with action and intent, including resources, policies, principles and timelines. METRICS AND TARGETS Targets No formal targets have been defined for our consumers and end-users with respect to the impacts, risks and opportunities identified in our sustainability statement. However, we are committed to continually improving our performance against our product safety and quality standards, monitoring the effectiveness of our processes and controls in multiple ways as set out above. As a result of our sustained focus on continuous improvement, we reduced the number of marketplace incidents by more than 10% versus 2023. In relation to responsible marketing, we aim to achieve 100% compliance with our Principles on Responsible Food & Beverage Marketing to Children. Our approach to tracking compliance with our Responsibility Framework is set out above. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES Unilever Annual Report and Accounts 2024 285

ENTITY-SPECIFIC DISCLOSURES Nutritional product quality Policies Continuously improving the nutritional profile of our products and helping consumers adopt better diets without compromising on enjoyment are fundamental to the strategies of our Foods and Ice Cream Business Groups. Although no formal policy is in place, the implementation of this strategy is guided by Unilever’s Nutrition Standards, an internally developed set of standards that drives portfolio improvement based on the latest scientific understanding of the role of nutrition for good health and wellbeing. ■ Unilever’s Science-based Nutrition Criteria (USNC) are our standards for nutrients to limit, which guide the nutritional quality of our products to healthier options. They consist of product-specific criteria with thresholds for calories, salt, sugar and saturated fat. These threshold values have been modelled against dietary intakes in five countries to quantify their impact and published in a peer-reviewed scientific journal. ■ Our Positive Nutrition Standards are our standards for ingredients and nutrients that people are encouraged to consume more of – for example, they consist of product-specific criteria for increasing fruit and vegetables, wholegrains, protein, fibre and micronutrients. Engaging with consumers and end-users We engage with consumers about nutritional product quality through the mechanisms already described. In addition, we use international dietary guidelines from groups such as the World Health Organization (WHO) and CODEX, along with scientific modelling, to assess the impact of nutritional product quality on consumers and inform our business strategy. Managing impacts on consumers and end-users We work to improve the nutritional quality of products on an ongoing basis, innovating and reformulating our products against the USNC and our Positive Nutrition Standards. For example, in 2024, we launched new flavours for Knorr Sides in the US, as well as reformulating bouillon cubes in Pakistan to deliver iron fortification against the backdrop of heightened levels of iron deficiency anaemia. By investing in improvement and innovation, we aim to make our products nutritionally better while continuing to meet people’s expectations for delicious products. In addition to our own Science-based Nutrition Criteria, we publish a scoring of our portfolio against six externally endorsed Nutrient Profiling Models, contributing to greater transparency in nutrition disclosure. Benchmarks Unilever does not have formal targets relating to nutritional product quality. However, we set ourselves benchmarks against which we monitor our strategic progress on nutritional product quality, as set out below. Unilever’s Science-based Nutrition Criteria (USNC) is a set of criteria and threshold values established by Unilever nutrition experts in line with WHO standards. The threshold values determine the amount that can be present in a Foods or Ice Cream product to meet USNC. Products that do not exceed any of the criteria or thresholds are considered to be compliant. Threshold values have been determined for: sodium, saturated fat, sugar and calories. Unilever’s Positive Nutrition Standards is a set of technical criteria and threshold values for selected ingredients, macronutrients and micronutrients, established in line with external global and regional standards, such as those set by the World Health Organization (WHO), which are important for human health. The threshold values determine the amount of ingredients, macronutrients and micronutrients that need to be present in a Foods or Ice Cream product to deliver positive nutrition. A product that contains ingredients, macronutrients or micronutrients meeting at least one of the threshold values is considered to deliver Positive Nutrition. The presence of other ingredients that do not meet the threshold values does not disqualify a product. The selected ingredients, macronutrients and micronutrients are as follows: ■ Ingredients: fruits, vegetables, legumes, pulses, fungi, nuts, seeds, wholegrains, and dairy in products designed for kids. ■ Macronutrients: protein, fibre, and omega-3. ■ Micronutrients: iron, iodine, zinc, vitamin A, vitamin D, calcium, magnesium, potassium, vitamin B12, folate, vitamin B2, vitamin C and vitamin E. Servings sold is sales volumes measured in tonnes divided by product serving size. Where no serving size is available, we apply a standard serving size. Actual data is used for January to November, and December data is estimated by extrapolating the average sales of the previous 11 months. Metrics Ambition 2024 2023 2022 Percentage of our portfolio meeting Unilever’s Science-based Nutrition Criteria, including Pepsi Lipton joint venture (% of servings sold)(a)(c) 85% by 2028 84% 81% – Number of products sold that deliver positive nutrition, including Pepsi Lipton joint venture (% of servings sold)(b)(c) 54% by 2025 52% 52% 48% (a) The percentage of our portfolio meeting Unilever’s Science-based Nutrition Criteria excluding Pepsi Lipton joint venture in 2024 is 84%. (b) The number of products sold that deliver positive nutrition excluding Pepsi Lipton joint venture in 2024 is 52%. (c) 2023 and 2022 figures measured for the 12-month period ended 30 September. Products responding to changing consumer demands We are continually working to reduce the impact of our products, serving evolving consumer preferences and driving progress against our sustainability goals. As consumer demand evolves, there is a longer-term opportunity to deliver product innovations that serve consumers who want superior products at great value, with a lower environmental impact. As part of our approach to developing consumer insights and monitoring market trends, we engage with consumers through the mechanisms already described. Responding to emerging consumer demand patterns with superior products is core to our Business Group strategies, supported by our R&D capabilities, rather than guided by policy. We understand that consumers increasingly want more reassurance about the impact of the products they use, including more recycled and recyclable packaging, trusted ingredients, and product safety that is ensured without animal testing. In 2024, our Vaseline brand launched a new recyclable pump for Vaseline Intensive Care bottles in North America, while Sunlight dishwash has introduced formulations with naturally derived bio-enzymes and RhamnoClean technology. The ingredients in our products are included at levels that are safe in use; nevertheless, we also monitor consumer ingredient preferences, regulatory hazard classification changes, and emerging scientific data to update our safety and sustainability assessments where relevant. Our long-term investment in non-animal safety science has enabled some of our biggest brands to be certified by People for the Ethical Treatment of Animals (PETA) as ‘PETA-approved‘, including Dove, Axe, TRESemmé and Sunsilk. We have over 15 brands that comply with the criteria set out in PETA‘s Global Beauty Without Bunnies Programme. Delivering against our ambitious sustainability goals requires innovation; however, we do not have targets in place in relation to the innovation of products to meet changing demands regarding reduced environmental impact. Our ongoing progress is measured through the implementation and monitoring of our strategic plans. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS SOCIAL DISCLOSURES 286 Unilever Annual Report and Accounts 2024 Business Conduct GOVERNANCE The role of administrative, management and supervisory bodies The ultimate responsibility for Unilever’s conduct is with Unilever’s Board who are responsible for both setting and monitoring the culture of the business. The Board is supported in this by the Corporate Responsibility and Audit subcommittees. Please refer to the general information section on page 224 and the Corporate Governance Report on pages 70 to 84 for the composition and expertise of the Board and its subcommittees. The Chief Executive Officer is accountable to the Board for the implementation of Unilever’s culture and standards of conduct, which we refer to as ‘business integrity’, and is supported in this by the Chief Legal Officer, Chief Business Integrity Officer, Global Code and Policy Committee, and Business Integrity Committees. The key elements of Unilever’s standards of conduct are set out in Unilever’s Code and Code policies, which provide a set of mandatory rules that govern how we run our business. Responsibility for the day-to-day implementation of the Code and Code Policies is delegated to the Unilever Leadership Executive and all senior management leading Unilever’s Business Groups, business units and functions. They are supported in this by cross-functional Business Integrity Committees. IMPACT, RISK AND OPPORTUNITY MANAGEMENT Description of the processes to identify and assess material impacts, risks and opportunities The process for assessing and identifying our material impacts, risks and opportunities is informed by our double materiality assessment (DMA), as set out in our general information on page 226. Risks identified are reviewed and assessed on an ongoing basis and formally at least once per year. For each of our principal risks, including Ethical and Legal & Regulatory risks, we reviewed the risk management frameworks detailing risk descriptions and mitigating controls in place. These frameworks are updated annually and monitored throughout the year to identify changes in the risk profile. From a governance perspective, this process incorporates several inputs, such as a global fraud risk assessment conducted at both a functional and market level to identify risks, including corruption and bribery risks. In addition, a geopolitical working group has been established with representatives from different functions to proactively identify and escalate issues for high-risk markets, and external screening is undertaken to monitor changes to the risk landscape. The output of our 2024 DMA for our Governance impacts, risks and opportunities is included below: Business integrity and ethical conduct Risk (OO) (VC) Failure to act in an ethical manner and foster a culture where our employees and value chain feel empowered to speak up, consistent with the expectations of customers, consumers and other stakeholders, may result in reputational damage. Anti-bribery and corruption Risk (OO) (VC) There is a risk that a breach of anti-bribery and corruption laws or failure to prevent bribery, fraud or tax evasion may result in legal and financial consequences for Unilever and individuals. Use of non-animal safety science Positive Impact (VC) Unilever is a global leader advocating for regulatory use of modern non-animal safety science in place of animal testing, working with government groups and other stakeholders. Changing regulatory landscape Risk (OO) (VC) Changes to laws and regulations relating to sustainability matters can have a significant positive or negative impact on our business. For example, they may reduce the cost of a process or ensure that all players in a market face a cost so an activity we undertake is not uncompetitive. On the other hand, they may prevent Unilever from doing something that it wants to do or increase compliance costs. Failure to comply could also lead to increased claims against Unilever and potentially incur penalties, legal costs or harm revenue due to reputational damage. Advocacy Positive Impact (OO) (VC) Unilever is actively lobbying governments, regulators and other third parties to influence policies and regulations that will help to drive change in four key areas: climate, nature, plastics and livelihoods. Supplier payments and relationships Risk (OO) Inappropriate or untimely processing of payments may result in incorrect payments to suppliers, fraudulent transactions, late payments, regulatory penalties or disputes. Material impact, risk or opportunity Description OO Own Operations, VC Value Chain Business conduct policies and corporate culture As a purpose-led company, our values and culture are the foundation of our success. Our approach to business integrity is designed to ensure that how we do business is fully aligned with our values and the applicable laws and regulations in countries where we operate. Our business integrity framework is comprised of three pillars: ■ Prevention – we seek to embed a culture of integrity at all levels. ■ Detection – we encourage employees to speak up, and identify potential issues through auditing and monitoring processes. ■ Response – we have the tools to investigate and, if necessary, sanction confirmed breaches, and use what we learn to continually improve our processes to increase the level of prevention. This approach is underpinned by Unilever’s Code of Business Principles, with each principle supported by a Code Policy setting out what employees must and must not do to ensure they are living the code. We also set out what Unilever requires of business partners in our Responsible Partner Policy (RPP), so that we can do business together responsibly. Further detail on the RPP is set out in our Environmental policies section on page 232. Corporate culture Our Code sets out clear requirements for the standards of conduct we expect from our employees. Everyone at Unilever is expected to be an ambassador for the high standards set out in the Code, with the tone set from the top. Our CEO communicates regularly with senior leaders and all employees on business integrity, making clear that adherence to the Code and Code Policies is non-negotiable. On an annual basis, multiple initiatives aim to embed this culture across our business, ranging from mandatory training and a global pledge – where our employees actively pledge to uphold these values – to employee town hall and leadership awareness sessions. We aim to continuously improve and further embed a culture of business integrity. We analyse the results of investigations, market assessments and audit findings to identify trends and opportunities for improvement. Lessons learned are then shared extensively across the business integrity community, Unilever’s leadership, and with employees. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS Governance Disclosures Unilever Annual Report and Accounts 2024 287 Employee surveys are also used as a tool to monitor this culture. Business integrity questions are included within Unilever’s annual global UniVoice survey, and in more regular UniPulse surveys administered to smaller randomised groups of employees. Responses are reviewed by our Global Code and Policy Committee and at Business Integrity Committee meetings. These responses provide further insight into how strongly business integrity is embedded into the business, driving future engagement and action plans. Business conduct policies Our Code and Code Policies define the ethical behaviours that everyone must demonstrate when working for Unilever. They help us to address key potential external and internal risks to the business such as fraudulent behaviour or a failure to respect, uphold and advance human rights, as well as playing a key role in ensuring compliance with laws and regulations. As a result, they help us to protect our brands and reputation, and to prevent harm to people or the environment. The Code and Code Policies are available in multiple languages and designed to be readily applied by employees in their day-to-day work. They are mandatory for all employees and others working for Unilever, and apply to all Unilever companies, subsidiaries and organisations over which Unilever has management control. While our Code and Code Policies are for internal use, we also publish them externally in support of transparency. We undertake a comprehensive review of our Code and Code Policies every five years when the Code is reviewed and approved by the Unilever Board. Potential changes needed to the Code and Code Policies are monitored on an ongoing basis to ensure they appropriately reflect the internal and external context, in addition to incorporating the latest legal requirements, and the Board is informed of any amendments. As an input to this process, the Board’s Corporate Responsibility Committee meets quarterly and reviews external developments that may be relevant to Unilever’s ability to conduct its business appropriately as a responsible corporate citizen. We also seek to work with suppliers, customers, agents, distributors and other partners who uphold these standards throughout our value chain. Our Responsible Partner Policy outlines our requirements for business partners. Business conduct training Everyone who works at Unilever is required to know our Code and Code Policies and understand how to apply them in their work. We design and conduct annual mandatory training for all office-based employees and have tailored training for those employees working in factories and more remote areas. Completion of training is tracked, and we follow up with employees who fail to complete mandatory training and take further action where required. Corruption and bribery are risks that may affect any employee, and therefore our mandatory training, deployed for all employees, includes a focus on anti-corruption, in particular related to learnings from investigations, risk assessments and business partnering. Identifying and reporting breaches, including whistleblower protection Unilever’s Code Policies specifically include the requirement to immediately report actual or potential breaches of the Code or Code Policies. Key to identifying and reporting breaches is training, to ensure familiarity with the Code, and the provision of appropriate infrastructure to facilitate reporting. We make a variety of internal and external reporting platforms available to all employees and those we partner with. To report a concern, employees can contact a number of internal channels. Alternatively, employees and third parties can use our independently managed, confidential Unilever Code Support Line (whistleblowing line) via telephone or our online Speak Up platform, which is available directly via a web address. The available reporting channels are set out within our Code Policies and highlighted during Business Integrity training and in our communications. The Speak Up platform web address is signposted on Unilever’s website and our internal portals, and hotline numbers are displayed in various locations, such as factory walls, building access cards and payslips. In 2024, 43% of cases were reported directly to Business Integrity Officers, which reassures us that we continue to embed a strong process with trust in our Business Integrity Officers. In addition, we highlight to employees that if they prefer not to use the direct or anonymised channels provided by Unilever, they can utilise other external reporting channels and report directly to the authorities. We are committed to a culture of transparency and have a prohibition on retaliation in any format against those who report or seek guidance on ethical or compliance issues or report cases under our Code, compliant with the EU Whistleblower Directive. Our Code and Code Policies set out that Unilever will not retaliate against employees who raise issues with us and that any attempted or actual retaliatory action by employees is in itself considered to be a breach of our Code. This approach to non-retaliation is emphasised in global employee training and local town halls. Additional non- retaliation guidance for employees is also published on both internal and external platforms. After any Code concern is reported, reporters are reminded of what retaliation could look like and asked if they think they have experienced this. All Business Integrity Committees are also accountable for ensuring that individuals who report Code breaches or assist with investigations are properly protected from retaliation and that confidentiality is maintained. Investigating potential breaches Our investigation standards require us to record and assess all Code concerns reported, however they are raised. Once a report is received, it is formally acknowledged and directed to a Business Integrity Officer to determine whether a Business Integrity investigation is required. Investigations are led by the responsible Business Integrity Officers, who ensure fair, unbiased and independent investigations are undertaken. All Business Integrity Officers are trained on Unilever’s standards and processes and are required to uphold these at all times. Business Integrity has officers posted around the world to respond to cases, with oversight from a central Business Integrity team. Investigation reports link the allegation made to the specific requirements under the Code, summarising the evidence, findings in respect of any breach, corrective measures, and recommended sanctions. Completed investigation reports and associated evidence are submitted to Business Integrity Committees for approval. In cases involving public bribery or senior executives, our Chief Legal Officer and Chief Business Integrity Officer oversee investigations and an ad hoc Business Integrity Committee determines any sanctions, regardless of where such executives are located. We encourage engagement from the initial reporter to facilitate the investigation while maintaining any confidentiality. Where appropriate and possible, we aim to provide transparency with regard to the investigation’s progress and anticipated completion. It is the responsibility of the Business Integrity Committees to ensure the timely investigation of all potential Code breaches raised by an individual employee, with a view to reaching a final determination within 60 days, depending on the nature and complexity of the concern raised. Breaches of the Code or Code Policies are shared with various oversight committees, including the Unilever Board’s Corporate Responsibility and Audit Committees, the Unilever Leadership Executive, and the Global Code and Policy Committee. Animal welfare policies Unilever uses leading-edge safety science, not animals, to evaluate the safety of our products. We believe that animal testing is not needed to make sure that our products and their ingredients are safe for consumers, our workers and the environment. For over 40 years, we have been working to eliminate animal testing without compromising on safety. This is set out in our public position statement on animal testing, owned by the Chief Research & Development Officer on behalf of the Unilever Leadership Executive. Unilever’s mandatory standard on animal testing sets out the strict internal approval and control procedures in place to ensure our position is upheld. This standard is one of several that underpins Unilever’s Responsible Innovation Code Policy, which requires that all employees involved in scientific research and innovation must comply with all standards relevant to their area of work. To ensure the safety of our products, we develop and advance the use of safety assessment approaches based on modern science that do not rely on new animal data. Occasionally, across our wider product portfolio, some of the ingredients we use have to be tested by our suppliers to comply with legal and regulatory requirements in some markets, and some governments still test certain products on animals as part of their regulations. We do not agree that this animal testing is necessary to assure the safety of our products or the ingredients in them. We work with our suppliers, government authorities and non- governmental organisations (NGOs) across the world to increase the acceptance and use of non-animal approaches for regulatory compliance purposes. Our Responsible Partner Policy, which sets out what Unilever requires of our business partners, contains mandatory requirements in relation to animal testing, as well as outlining leading practices for suppliers to work towards. In support of this, we partner with our ingredient suppliers to proactively share our non-animal safety science and non-animal approaches for chemicals registration. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GOVERNANCE DISCLOSURES 288 Unilever Annual Report and Accounts 2024 We share our scientific approaches with regulatory authorities and NGOs around the world to promote their broader acceptance and maximise the impact of our science in replacing animal testing. People for the Ethical Treatment of Animals (PETA) lists Unilever as a ‘company working for regulatory change’ in recognition of our ongoing work on alternatives to animal testing and our commitment to promoting their adoption worldwide. Farm animal welfare forms part of Unilever’s Sustainable Agriculture Code (SAC), which is designed to codify key aspects of sustainability in farming and apply them to our supply chain. The Chief Business Operations Officer is responsible for the implementation of the SAC, and it is applicable to all agricultural suppliers. The SAC is supported by specific additional guidance, such as the Unilever Sustainable Livestock Implementation Guide, and its implementation by suppliers is audited by a third party. Farm animal welfare also forms part of our Responsible Partner Policy (RPP), which helps us to manage our relationship with suppliers. Unilever’s Responsible Sourcing and Business Partnering Code Policy underpins this approach, setting out the responsibilities of employees to ensure that third parties are subject to our RPP policies and controls. Management of relationships with suppliers Procurement processes, including fair behaviour with suppliers Our Code and Code Policies govern what we require of our employees in terms of fair behaviour in relation to Unilever’s suppliers and procurement processes. The Code Policies include specific requirements in relation to areas such as anti-bribery, communication with suppliers, fair competition, conflicts of interest and treatment of suppliers’ information, as well as the obligation to source only from suppliers that are compliant with our RPP. Responsible partnerships Our RPP, sponsored by our Chief Procurement Officer, helps us to manage our relationship with suppliers. The RPP describes what Unilever requires of its business partners across the three interconnected pillars of business integrity & ethics, human rights, and the planet. It consists of mandatory requirements and management systems for all suppliers and gives advance notice of future mandatory requirements designed to build greater resilience as well as leading practices. This approach recognises the evolving nature of our third parties and value chains, while driving business growth and improved outcomes for people and planet. The scope of our RPP goes beyond our direct supplier universe, which directly invoice Unilever for goods and services, by including our expectation for suppliers to cascade equivalent requirements within their own supply chains by carrying out human rights and environmental due diligence. All our suppliers undergo continuous assessment against our RPP requirements and general terms and conditions. If an existing supplier fails to remain compliant with our requirements, Unilever may restrict the ability to raise new purchase orders for business until they can once again meet all our requirements. If a new supplier cannot meet our terms, we will not onboard them into our systems and will not be able to do business with them. We verify RPP alignment through self-declarations on registration, annual re-registration to our systems, routine due diligence and risk- based audits. We take a continuous improvement approach to our risk assessment and undertake regular risk-mapping so we can accurately identify where specific risks occur across geographies and within different supplier types. This leads to more targeted due diligence and auditing based on the goods and services we source and the country where the sourcing site is located and ensures we know where to act to drive change if issues arise. We encourage suppliers to contact the Unilever team if they face challenges in meeting our requirements through implementing their own approaches, so that we can endeavour to provide support and guidance. We also encourage suppliers to share any insights that will help us improve our programmes, and how we govern and monitor our value chain, embracing partnership in areas where we can collaborate in a pre-competitive environment to address endemic issues in our industries. Prevention of late payments, specifically to SMEs Payment terms are contractually agreed between Unilever and each supplier, including SME suppliers. Further detail on payments to SMEs is set out within the section on payment practices below. Prevention and detection of corruption and bribery Anti-corruption and anti-bribery policies Our Code and Code Policies set out Unilever’s zero-tolerance approach towards corruption and bribery. These prohibit both public and commercial bribery, to or from any third party, and irrespective of financial values involved and also explicitly prohibit facilitation payments. Detailed written anti-corruption guidance and standards are also in place that expand on our Code and Code Policies in relevant areas, including interactions with public officials, brand protection, corporate transactions (M&A), customer incentives, gifts and hospitality, grants and donations, and conflicts of interest. As previously set out, our anti-corruption and bribery policies are communicated and designed to be readily applied by employees. The Code and Code Policies are available in multiple languages, and lessons are included in the annual mandatory training. Our partners must adhere to Unilever’s anti-corruption and bribery policies, as defined in the RPP. Preventing, detecting and addressing allegations or incidents of corruption and bribery The core processes to prevent, detect and address allegations or incidents of corruption and bribery are the same as the processes in place for Unilever’s overall Code and Code Policies. All potential cases of corruption and bribery related to public officials are reported to our Chief Legal Officer and Chief Business Integrity Officer, who oversee investigations, and the Global Code and Policy Committee determines any sanctions. As previously set out, breaches, lessons learned, and remedial actions related to the Code or Code Policies are shared with various oversight committees, including the Unilever Board’s Corporate Responsibility and Audit Committees, the Unilever Leadership Executive, and the Global Code and Policy Committee. In order to prevent incidents from taking place, we conduct periodic bespoke anti-corruption and anti-bribery risk assessment exercises to determine the business activities and geographies that require specific actions to enhance our controls and respond to changes in our risk exposure. A range of tailor-made measures are continuously introduced to mitigate these risks, along with additional bespoke training. Anti-corruption and anti-bribery training As part of our annual mandatory Business Integrity learning programme, anti-corruption and anti-bribery training is deployed to all employees. Unilever Board members also receive specific training on this subject. The training content is based on our learnings from investigations, risk assessments and business partnering. Additional bespoke training is offered for employees who may face a greater risk in their activities in respect of corruption or bribery, such as those in external-facing commercial roles. The anti-corruption and anti-bribery training programme is sponsored by the Chief Legal Officer and Chief Business Integrity Officer and led by the Chief Counsel – Ethics & Compliance. It is overseen by the Unilever Board’s Corporate Responsibility Committee. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GOVERNANCE DISCLOSURES Unilever Annual Report and Accounts 2024 289

METRICS AND TARGETS Incidents of corruption or bribery There have been no incidents of corruption or bribery resulting in convictions or fines for Unilever Group companies due to violation of applicable anti-corruption and anti-bribery laws in 2024. In addition, there have been no deferred prosecution agreements or other significant enforcement activity involving Unilever Group companies in 2024 that required us to take actions to address breaches in procedures and standards of anti-corruption and anti-bribery. Political influence and lobbying activities Unilever engages with governments, policymakers, regulators, non- governmental organisations and other stakeholders involved in policy and government through our advocacy and lobbying activities. This engagement forms a key part of promoting and protecting Unilever’s legitimate business interests, and takes place directly and indirectly through bodies such as trade associations and industry groups. Our Code and Code Policies set out how employees must manage their business relationship with political groups. Such activity must be conducted with honesty, integrity, openness and in compliance with local and international laws. Oversight of political engagement In 2024, Unilever’s Global Head of Communications and Corporate Affairs oversaw national government engagement and lobbying activity. Unilever’s Chief Corporate Affairs and Sustainability Officer (CSO) oversaw engagement with intergovernmental organisations and non-governmental organisations. Both roles report directly to the Chief Executive Officer (CEO). At Board level, two Non-Executive Directors hold, or have held, comparable positions in public administration: ■ Susan Kilsby is on the UK Takeover Panel and was a non-executive director at NHS England between 2021–2023. ■ Adrian Hennah was appointed as an independent member to the Council of Imperial College London in 2024. Neither the CEO nor any other member of the Board not listed above has held similar roles in public administration within the two years preceding this reporting period. Political contributions Unilever companies are prohibited from supporting or contributing to political parties or candidates. All Unilever Executive and Non-Executive Directors have confirmed that they have not made any political contributions on behalf of Unilever in 2024 and we do not have any reported cases of breaches with the Political Activities & Political Donations Code Policy. Main topics covered by Unilever’s political engagement The scale of Unilever’s business operations and the fact that many areas of the consumer goods industry are regulated means we engage regularly with governments and policymakers. We do this both independently and as part of industry groups and coalitions. The main topics covered by these engagements during 2024 are set out below. Nutrition, diet and health Unilever works with governments to create policy environments that help consumers make healthier diet choices. Unilever supports policies that restrict the marketing of food and beverages to children under 16, aligning with our global commitment. ■ Nutritional product quality ■ Safe products ■ Business integrity and ethical conduct ■ Changing regulatory landscape Plastic pollution Unilever supports public policy that aligns with our approach to reducing packaging waste and creating a circular economy. This includes Extended Producer Responsibility schemes, whereby producers are held accountable for the management of their packaging after it has been used. Unilever also supports the introduction of packaging design rules and recycled content targets that will help increase recycling rates. Both these policies are dependent on governments working with industry to increase the availability of high-quality recycled plastic. We also work with governments to identify the enabling conditions to help scale reuse and refill models. Unilever is advocating for a legally binding UN Treaty to end plastic pollution, which will help harmonise regulatory standards and policies across markets through global rules and mandatory targets. ■ Plastic pollution ■ Extended Producer Responsibility (EPR) schemes for packaging and other plastic taxes ■ Changing regulatory landscape Climate Unilever advocates for changes to public policy frameworks consistent with the 1.5°C ambition of the Paris Agreement. Unilever’s main positions are that governments should raise national climate ambition, scale up renewable energy and non-fossil chemical feedstocks, and phase out fossil fuels, including fossil fuel subsidies. Furthermore, Unilever works with governments to accelerate enabling conditions, including encouraging the protection and restoration of land, forests and oceans, and putting forward policies that incentivise regenerative agriculture. Unilever advocates for the adoption of ISSB sustainability reporting standards as the global baseline for non-financial reporting. ■ All climate change material impacts, risks and opportunities identified ■ Changing regulatory landscape Safety regulation Chemical and product regulations are being revised to incorporate modern safety science and data. Unilever provides input to consultations on regulatory changes, sharing new scientific approaches and how we apply them to safety decision-making. We aim to have less complex regulations that promote ‘safe by design’ innovation and the highest standards of human health and environmental protection. ■ Changing regulatory landscape ■ Safe products Business operations and trade issues Unilever works with governments, policymakers, regulators and other stakeholders to ensure our supply chains operate efficiently and to protect our business interests and workforce, such as trade restrictions that impact our supply chain. Changes to laws and regulations can have a positive or negative impact on our business and how we operate. ■ Changing regulatory landscape Topic Main positions on this topic Linkages with material impacts, risks and opportunities STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GOVERNANCE DISCLOSURES 290 Unilever Annual Report and Accounts 2024 Transparency Registers in the European Union Unilever PLC is registered with the EU Transparency Register (identification number: 6200524920-25). Unilever entities are also listed in the lobbying registers of other EU Member States, as set out below. Furthermore, we comply with the US Lobbying Disclosure Act (LDA); the LDA website provides a searchable database of disclosure filings. Germany Lobbyregister beim Deutschen Bundestag Unilever DACH R003910 Ireland Register of Lobbying Unilever UK&I 2621 Netherlands Lobbyistenregister van de Tweede Kamer Unilever N.V. n/a Spain Direcció General de Bon Govern, Innovació i Qualitat Democràtiques UNILEVER ESPAÑA SA 5292 Country Name of Register Entity ID number Payment practices Average payment days and percentage of invoices paid on time Payment terms are contractually agreed between Unilever and each supplier. The global nature of our business and the variety in types of materials and services we buy mean that our payment practices reflect local legal requirements and established local or industry practices, which can vary significantly. As a result, suppliers have not been further subcategorised. The average time Unilever takes to pay an invoice is calculated as the difference between the date when a payment advice is triggered by Unilever to the bank (clearing date) and the date agreed between Unilever and its supplier from which invoice payment days start to be calculated (start of payment terms). The percentage of invoices paid on time is calculated as the number of invoices for which the payment advice is triggered by Unilever to the bank (clearing date) on or before the date on which Unilever must pay the invoice to the supplier as per the agreed payment terms (payment due date), divided by the total number of invoices during the reporting period. Small and medium-sized enterprises (SMEs) are considered to be small or medium-sized in the context of their market. The specific factors and thresholds applied may vary depending on the market. Entities in SAP represent around 95% of total Unilever turnover, and within this, SME identification is conducted for eight of Unilever’s largest markets, together representing around 75% of Unilever’s global spend recorded in SAP: Brazil, China, Europe (excluding the UK), India, Indonesia, Mexico, the UK and the US. SME identification is based on local government definitions and sourced from third-party databases. In certain cases, where available company data is limited, the third-party databases used for this exercise use predictive modelling to estimate relevant values. The table below sets out the standard payment terms together with the percentage of Unilever’s spend in Q4 2024. Our goal is to pay 100% of invoices within the payment terms agreed with our suppliers. In 2024, Unilever paid over 6.9 million invoices to approximately 76k suppliers. Standard payment terms (% spend by value) Q4 2024 Within 30 days 36% 31–60 days 19% 61–90 days 23% >90 days 22% Total 100% The table below sets out the average time taken to pay supplier invoices and the percentage of payments made within the agreed terms, for all suppliers and for those SME suppliers we can currently separately identify. Payment metrics All suppliers SME suppliers Average payment days 56 days 38 days % of invoices paid on time 87% 84% Every month, all invoices that have not been paid in accordance with the contractual terms are identified, reasons for delays are identified and actions to rectify the issues are taken. The most common issues causing delayed payments are: ■ Where we only have weekly or fixed payment, so payment is often the next payment run after the due date; ■ Where there is a delay in the receipt of invoices from suppliers, particularly where payment terms are shorter; or ■ Timeliness of approvals as to the appropriateness of the invoice or lack of necessary information on the invoice to process it properly. Number of legal proceedings outstanding for late payments Formal legal proceeding in relation to late payment brought against any Unilever entity that is ongoing as at 31 December 2024. A determination on whether any such proceeding has been brought by an SME is made based on local legal definitions where possible, or otherwise relevant available information such as supplier financial information considered in the context of the relevant market. As at 31 December 2024, there were two legal proceedings outstanding for late payment, both of which related to SMEs. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GOVERNANCE DISCLOSURES Unilever Annual Report and Accounts 2024 291 ENTITY-SPECIFIC DISCLOSURES Changing regulatory landscape Unilever is subject to national and regional laws and regulations in diverse areas such as product and ingredient safety, chemicals management, patents, environmental compliance, competition, data privacy, human rights due diligence, employment and taxes. Unilever companies and employees are required by our Code of Business Principles to comply with the laws and regulations of the countries in which we operate. Our legal and regulatory specialists are heavily involved in monitoring and reviewing our practices to provide reasonable assurance that we remain aware of and in line with all relevant laws and legal obligations. In specialist areas, the relevant teams at global, regional or local levels are responsible for setting detailed standards and ensuring that all employees are aware of and comply with regulations and laws specific and relevant to their roles. Changes to laws and regulations can have a significant positive or negative impact on our business. Unilever engages with governments, policymakers, regulators, non-governmental organisations and other stakeholders involved in the development and delivery of policy as part of promoting and protecting Unilever’s legitimate business interests. This is detailed further in our political engagement table above. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS GOVERNANCE DISCLOSURES 292 Unilever Annual Report and Accounts 2024 KPMG LLP’s Independent Assurance Report LIMITED ASSURANCE CONCLUSION We have performed a limited assurance engagement on whether the Group Sustainability Statement of Unilever plc (the ‘Company‘) included in the ‘Sustainability Statements’ section on pages 222 to 299 of the Company’s Annual Report and Accounts, including the information incorporated by cross reference, (the ‘Sustainability Statement‘) as at and for the year ended 31 December 2024 has been prepared in accordance with Article 29(a) of EU Directive 2013/34/EU. Based on the procedures performed and evidence obtained, nothing has come to our attention that causes us to believe that the Company’s Sustainability Statement as at and for the year ended 31 December 2024 has not been prepared, in all material respects, in accordance with Article 29(a) of EU Directive 2013/34/EU, including: ■ compliance with the European Sustainability Reporting Standards (the ‘ESRS‘), including that the process carried out by the Company to identify the information reported in the Sustainability Statement (the ’Process’) is in accordance with the description set out on page 226 ‘General Information – double materiality assessment process‘; and ■ compliance of the disclosures on pages 263 to 266 ‘EU Taxonomy Disclosures’ within the ‘Environmental Disclosures’ of the Sustainability Statement with Article 8 of EU Regulation 2020/852 (the ‘Taxonomy Regulation‘). Our limited assurance conclusion is to be read in the context of the remainder of this report, in particular the ‘Inherent limitations in preparing the Sustainability Statement‘ and ‘Intended use of our report‘ sections below. Our conclusion on the Sustainability Statement does not extend to any other information that accompanies or contains the Sustainability Statement and our assurance report (hereafter referred to as ‘Other Information‘). We have not performed any procedures as part of this engagement with respect to such Other Information. We audited the financial statements, and the parts of the Directors’ Remuneration Report to be audited, included within the Other Information and our report thereon is included with the Other Information. BASIS FOR CONCLUSION We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements (UK) 3000 Assurance Engagements Other Than Audits or Reviews of Historical Financial Information, (’ISAE (UK) 3000’), issued by the UK Financial Reporting Council (’FRC’). Our responsibilities under that standard are further described in the ’Our responsibilities’ section of our report. We have complied with the Institute of Chartered Accountants in England and Wales (’ICAEW’) Code of Ethics, which includes independence and other ethical requirements founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour, that are at least as demanding as the applicable provisions of the International Ethics Standards Board for Accountants’ (’IESBA’) International Code of Ethics for Professional Accountants (including International Independence Standards). Our firm applies International Standard on Quality Management (UK) 1 Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements (’ISQM (UK) 1’), issued by the FRC, which requires the firm to design, implement and operate a system of quality management, including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Comparative information Our limited assurance engagement does not extend to information in respect of prior periods, if any, and, accordingly, we do not express a conclusion, or provide any assurance on such information. Our conclusion is not modified in respect of this matter. DIRECTORS’ RESPONSIBILITIES FOR THE SUSTAINABILITY STATEMENT The Company has chosen to voluntarily prepare a Sustainability Statement as it has securities admitted to trading on a regulated market in the Netherlands, an EU Member State. The Directors of the Company are responsible for designing, implementing and maintaining a process to identify the information reported in the Sustainability Statement in accordance with the ESRS and for disclosing this process on page 226 ‘General Information – double materiality assessment process‘ of the Sustainability Statement. This responsibility includes: ■ understanding the context in which the Company’s activities and business relationships take place and developing an understanding of its affected stakeholders; ■ identifying the actual and potential impacts (both negative and positive) related to sustainability matters, as well as risks and opportunities that affect, or could reasonably be expected to affect, the Company’s financial position, financial performance, cash flows, access to finance or cost of capital over the short term, medium term, or long term; ■ assessing the materiality of the identified impacts, risks and opportunities related to sustainability matters by selecting and applying appropriate thresholds; and ■ developing methodologies and making assumptions that are reasonable in the circumstances. The Directors of the Company are further responsible for the preparation of the Sustainability Statement, in accordance with Article 29(a) of EU Directive 2013/34/EU, including: ■ compliance with the ESRS; ■ preparing the disclosures on pages 263 to 266 ‘EU Taxonomy Disclosures’ within the ‘Environmental Disclosures’ of the Sustainability Statement, in compliance with the Taxonomy Regulation; ■ designing, implementing and maintaining such internal controls that the Directors determine are necessary to enable the preparation of the Sustainability Statement such that it is free from material misstatement, whether due to fraud or error; ■ selecting and applying appropriate sustainability reporting methods and making assumptions and estimates about individual sustainability disclosures that are reasonable in the circumstances; and ■ maintaining adequate records to support the preparation of the Sustainability Statement. Inherent limitations in preparing the Sustainability Statement As described on page 226 ‘General Information – double materiality assessment process’ the Company has carried out the Process, which may change over time, including as additional sector-specific sustainability standards, if any, are developed. The Sustainability Statement may not include every impact, risk and opportunity or additional Company-specific disclosure that each individual stakeholder, or group of stakeholders, may consider important in its own particular assessment. In determining the disclosures in the Sustainability Statement, the Directors of the Company interprets undefined legal and other terms. Undefined legal and other terms may be interpreted differently, including the legal conformity of their interpretation and, accordingly, are subject to uncertainties. The Directors of the Company have made various judgements in determining how the Company complies with the ESRS and the Taxonomy Regulation which allow for different, but acceptable, evaluation and measurement techniques and can result in materially different measurements, affecting comparability between companies and over time. The key judgements are summarised the 'General Information Section' of the Sustainability Statement on page 224 and are set out in further detail within the 'Basis for Preparations' included in relation to each topical standard as highlighted in grey on pages 242 to 246, 250 to 251, 253, 256 to 257, 258 to 260, 274 to 278, 281, 286 and 291. The quantification process relating to information presented within the Sustainability Statement is subject to: scientific uncertainty, which arises because of incomplete scientific knowledge about the measurement; and estimation (or measurement) uncertainty resulting from the measurement and calculation processes used to quantify such information within the bounds of existing scientific knowledge. STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS KPMG LLP'S INDEPENDENT ASSURANCE REPORT Unilever Annual Report and Accounts 2024 293

For a number of these areas, for example Scope 3 GHG emissions and Pollution of Air, Water and Soil, there are significant limitations in the availability and quality of data available, resulting in the Company’s reliance on proxy data in determining these estimated amounts. Over time better information may become available, and the principles and methodologies used to measure and report these estimated amounts may change based on market practice and regulation. In addition, where information is provided by the Company in respect of value chain information, for example Workers in the Value Chain and Affected Communities, we may be unable to verify or benchmark this information in full to its original source. In reporting forward-looking information in accordance with the ESRS, for example the Company’s climate transition plan, the Directors of the Company are required to prepare the forward-looking information on the basis of disclosed assumptions about events that may occur in the future and possible future actions by the Company. The actual outcome is likely to be different since anticipated events frequently do not occur as expected. We do not provide any assurance on the assumptions and achievability of forward-looking information included within the Sustainability Statement. OUR RESPONSIBILITIES Our objectives are to plan and perform the assurance engagement to obtain limited assurance about whether the Sustainability Statement is free from material misstatement, whether due to fraud or error, and reporting our limited assurance conclusion to the Company. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence decisions of users taken on the basis of the Sustainability Statement as a whole. Our responsibilities in relation to the Process for reporting the Sustainability Statement, include: ■ Obtaining an understanding of the Process but not for the purpose of providing a conclusion on the effectiveness of the Process, including the outcome of the Process; and ■ Designing and performing procedures to evaluate whether the Process is consistent with the Company’s description of its Process, as disclosed on page 226 ‘General Information – double materiality assessment process‘. Our other responsibilities in respect of the Sustainability Statement include: ■ Obtaining an understanding of the Company’s control environment, processes and information systems relevant to the preparation of the Sustainability Statement but not evaluating the design of particular control activities, obtaining evidence about their implementation or testing their operating effectiveness; ■ Identifying disclosures where material misstatements are likely to arise, whether due to fraud or error; and ■ Designing and performing procedures focused on disclosures in the Sustainability Statement where material misstatements are likely to arise. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Summary of the work we performed as the basis for our conclusion A limited assurance engagement involves performing procedures to obtain evidence about the Sustainability Statement. We planned and performed our procedures to obtain evidence about the Sustainability Statement that is sufficient and appropriate to obtain a meaningful level of assurance to provide a basis for our limited assurance conclusion. The nature, timing and extent of our procedures depended on our judgement, our understanding of the Sustainability Statement and other engagement circumstances, including the identification of disclosures where material misstatements are likely to arise in the Sustainability Statement. We exercised professional judgment and maintained professional scepticism throughout the engagement. In conducting our limited assurance engagement, with respect to the Process, the procedures we performed included: ■ Obtaining an understanding of the Process by: ■ Performing inquiries to understand the sources of the information used by the Directors; and ■ Reviewing the Company’s internal documentation and scoring of its Process; and ■ Evaluating whether the evidence obtained from our procedures about the Process was consistent with the description of the Process set out on page 226 ‘General Information – double materiality assessment process‘. In conducting our limited assurance engagement with respect to the Sustainability Statement, the procedures we performed included: ■ Obtaining an understanding of the Company’s reporting processes relevant to the preparation of its Sustainability Statement by: ■ Conducting interviews with management to obtain an understanding of the key processes, systems and controls in place; and ■ Inspecting relevant policy documentation related to information included within the Sustainability Statement. ■ Evaluating whether material information identified by the Process is included in the Sustainability Statement; ■ Evaluating whether the structure and the presentation of the Sustainability Statement is in accordance with the ESRS; ■ Performing risk assessment procedures over the Sustainability Statement, to inform our assurance approach; ■ Performing limited substantive testing and analytical procedures, which included agreeing to corresponding supporting evidence where our risk assessment required this; ■ Obtaining underlying supporting documentation for material narrative statements as identified through our risk assessment procedures; Obtaining evidence on the methods, assumptions and data for developing material estimates and forward-looking information and on how these methods were applied; ■ Obtaining an understanding of the process to identify taxonomy- eligible and taxonomy-aligned economic activities and the corresponding disclosures in the Sustainability Statement; and ■ Assessing the existence of taxonomy-eligible activities and comparing management's assessment to the Taxonomy Regulation and supplementary acts. The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. INTENDED USE OF OUR REPORT Our report has been prepared for the Company solely in accordance with the terms of our engagement. We have consented to the publication of our report within the Annual Report and Accounts for the purpose of the Company showing that it has obtained an independent assurance report in connection with the Sustainability Statement. Our report was designed to meet the agreed requirements of the Company determined by the Company's needs at the time. Our report should not therefore be regarded as suitable to be used or relied on by any party wishing to acquire rights against us other than the Company for any purpose or in any context. Any party other than the Company who obtains access to our report or a copy and chooses to rely on our report (or any part of it) will do so at its own risk. To the fullest extent permitted by law, KPMG LLP will accept no responsibility or liability in respect of our report to any other party. Jonathan Mills for and on behalf of KPMG LLP Chartered Accountants 15 Canada Square London E14 5GL 5 March 2025 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS KPMG LLP'S INDEPENDENT ASSURANCE REPORT 294 Unilever Annual Report and Accounts 2024 DISCLOSURE REQUIREMENTS COVERED BY OUR SUSTAINABILITY STATEMENT, INCLUDING INCORPORATION BY REFERENCE ESRS2 General Information Basis of Preparation BP-1 General basis of preparation 224 BP-2 Disclosures in relation to specific circumstances 224 Governance GOV-1 Oversight of sustainability matters 66†, 71-72†, 84-85†, 224 ■ GOV-2 Sustainability matters addressed by governance bodies 92†, 224 ■ GOV-3 Sustainability performance and incentives 102-106†, 225 ■ GOV-4 Sustainability due diligence 225 GOV-5 Sustainability reporting controls 226 ■ Strategy SBM-1 Strategy and business model 2-4†, 36†, 48†, 226 ■ SBM-2 Interests and views of stakeholders 74†, 226 ■ SBM-3 Interaction of material IROs with strategy and business model 227 ■ Impact, risk and opportunity management IRO-1 Double materiality assessment process and 2024 IROs 226-227 ■ IRO-2 Disclosure requirements in ESRS covered by the undertaking’s sustainability statement 295, 298 ■ E2-6, E3-5, E4-6 Current and anticipated financial effects of material IROs 227 E1 Climate Governance ESRS2 GOV-3 Sustainability performance and incentives 102-106†, 225, 233 ■ Strategy E1-1 Transition plan for climate change mitigation 233 ■ ESRS2 SBM-3 Interaction of material IROs with strategy and business model 235 ■ Impact, risk and opportunity management ESRS2 IRO-1 Process to identify material climate impacts, risks and opportunities 226, 230, 235 ■ E1-2 Policies 229, 232, 240 ■ E1-3 Actions 240 ■ Metrics and targets E1-4 Targets 242 ■ E1-5 Energy consumption and mix 246 E1-6 Gross scope 1, 2, 3 and total GHG emissions 244 ■ E1-7 GHG removals and GHG mitigation projects financed through carbon credits 247 E1-8 Internal carbon pricing 247 ■ E1-9 Potential financial effects 227, 235 ■ E2 Pollution Impact, risk and opportunity management ESRS2 IRO-1 Process to identify material pollution impacts, risks and opportunities 226, 230, 249 E2-1 Policies 229, 232, 249 E2-2 Actions 249 Metrics and targets E2-3 Targets 250 E2-4 Pollution of air, water and soil 250-251 E2-5 Substances of concern and substances of very high concern n/a E3 Water Impact, risk and opportunity management ESRS2 IRO-1 Process to identify material water impacts, risks and opportunities 226, 230, 252 E3-1 Policies 229, 232, 252 E3-2 Actions 252 Metrics and targets E3-3 Targets 253 E3-4 Water consumption 253 ESRS References Page(a) TCFD(b) STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEX Unilever Annual Report and Accounts 2024 295 (a) Incorporation by cross reference is indicated by the symbol (†). (b) The sustainability statement is consistent with the Task Force on Climate-related Disclosures (TCFD) Recommendations and Recommended Disclosures. This column outlines how the TCFD disclosures are mapped across the relevant sections of the sustainability statement. E4 Biodiversity and Ecosystems Strategy E4-1 Transition plan and consideration of biodiversity and ecosystems in strategy and business model 233, 254 ESRS2 SBM-3 Interaction of material IROs with strategy and business model 254 Impact, risk and opportunity management ESRS2 IRO-1 Process to identify material biodiversity and ecosystem impacts, risks and opportunities 226, 230, 254 E4-2 Policies related to biodiversity and ecosystems 229, 232, 255 E4-3 Actions and resources related to biodiversity and ecosystems 255 Metrics and targets E4-4 Targets related to biodiversity and ecosystems 256 E4-5 Impact metrics related to biodiversity and ecosystems change 257 E5 Resource Use and Circular Economy Impact, risk and opportunity management ESRS2 IRO-1 Process to identify material resource use and circular economy impacts, risks and opportunities 226, 230 E5-1 Policies 229, 232, 258 E5-2 Actions 258 Metrics and targets E5-3 Targets 258 E5-4 Resource inflows 260 E5-5 Resource outflows 260 E5-6 Potential financial effects 227, 262 ■ S1 Own Workforce Strategy ESRS2 SBM-2 Interests and views of stakeholders 226, 270 ESRS2 SBM-3 Interaction of material IROs with strategy and business model 227, 267 Impact, risk and opportunity management S1-1 Policies 229, 270, 272 S1-2 Engaging with own workforce and workers’ representatives 270, 272 S1-3 Processes to remediate impacts and channels to raise concerns 272, 288 S1-4 Managing impacts and risks related to own workforce 271-272 Metrics and targets S1-5 Targets 274 S1-6 Characteristics of the undertaking’s employees 274 S1-7 Characteristics of non-employees in the undertaking’s own workforce n/a S1-8 Collective bargaining coverage and social dialogue 275 S1-9 Diversity metrics 275 S1-10 Adequate wages 275 S1-11 Social protection 276 S1-12 Persons with disabilities n/a S1-13 Training and skills development metrics n/a S1-14 Health and safety metrics 277 S1-15 Work-life balance metrics n/a S1-16 Remuneration metrics (pay gap and total remuneration) 277 S1-17 Incidents, complaints and severe human rights impacts 278 ESRS References Page(a) TCFD(b) STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEX 296 Unilever Annual Report and Accounts 2024 (a) Incorporation by cross reference is indicated by the symbol (†). (b) The sustainability statement is consistent with the Task Force on Climate-related Disclosures (TCFD) Recommendations and Recommended Disclosures. This column outlines how the TCFD disclosures are mapped across the relevant sections of the sustainability statement. ESRS References Page(a) TCFD(b) S2 Workers in the Value Chain Strategy ESRS2 SBM-2 Interests and views of stakeholders 226, 270 ESRS2 SBM-3 Interaction of material IROs with strategy and business model 227, 267, 279 Impact, risk and opportunity management S2-1 Policies 229, 270, 279 S2-2 Engaging with value chain workers 270, 279 S2-3 Processes to remediate impacts and channels to raise concerns 279 S2-4 Managing impacts on value chain workers 271, 280 Metrics and targets S2-5 Targets 281 S3 Affected Communities Strategy ESRS2 SBM-2 Interests and views of stakeholders 226, 270 ESRS2 SBM-3 Interaction of material IROs with strategy and business model 227, 267 Impact, risk and opportunity management S3-1 Policies 229, 270, 282 S3-2 Engaging with affected communities 270, 282 S3-3 Processes to remediate impacts and channels to raise concerns 282 S3-4 Managing impacts on affected communities 271, 282 Metrics and targets S3-5 Targets 283 S4 Consumers and End-Users Strategy ESRS2 SBM-2 Interests and views of stakeholders 226, 284 ESRS2 SBM-3 Interaction of material IROs with strategy and business model 227, 267, 284 Impact, risk and opportunity management S4-1 Policies 229, 270, 284, 286 S4-2 Engaging with consumers and end-users 284, 286 S4-3 Processes to remediate impacts and channels to raise concerns 284 S4-4 Managing impacts, risks and opportunities related to consumers and end-users 285-286 Metrics and targets S4-5 Targets 285 G1 Business Conduct Governance ESRS2 GOV-1 Oversight of sustainability matters 70†, 84†, 224, 287 Impact, risk and opportunity management ESRS2 IRO-1 Process to identify material business conduct impacts, risks and opportunities 226, 287 G1-1 Business conduct policies and corporate culture 229, 287 G1-2 Management of relationships with suppliers 289 G1-3 Prevention and detection of corruption and bribery 289 Metrics and targets G1-4 Incidents of corruption or bribery 290 G1-5 Political influence and lobbying activities 290 G1-6 Payment practices 291 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEX Unilever Annual Report and Accounts 2024 297 (a) Incorporation by cross reference is indicated by the symbol (†). (b) The sustainability statement is consistent with the Task Force on Climate-related Disclosures (TCFD) Recommendations and Recommended Disclosures. This column outlines how the TCFD disclosures are mapped across the relevant sections of the sustainability statement.

EU LEGISLATION DATA POINTS Disclosure requirement Data point SFDR reference Pillar 3 reference Benchmark regulation reference EU Climate Law reference Page / relevance ESRS 2 GOV-1 21 (d) Board's gender diversity ■ ■ 84 ESRS 2 GOV-1 21 (e) Percentage of Board members who are independent ■ 85 ESRS 2 GOV-4 30 Statement on sustainability due diligence ■ 225 ESRS 2 SBM-1 40 (d) i Involvement in activities related to fossil fuel activities ■ ■ ■ Not relevant ESRS 2 SBM-1 40 (d) ii Involvement in activities related to chemical production ■ ■ Not relevant ESRS 2 SBM-1 40 (d) iii Involvement in activities related to controversial weapons ■ ■ Not relevant ESRS 2 SBM-1 40 (d) iv Involvement in activities related to cultivation and production of tobacco ■ Not relevant ESRS E1-1 14 Transition plan to reach climate neutrality by 2050 ■ 233 ESRS E1-1 16 (g) Undertakings excluded from Paris-aligned benchmarks ■ ■ Not relevant ESRS E1-4 34 GHG emission reduction targets ■ ■ ■ 242 ESRS E1-5 38 Energy consumption from fossil sources disaggregated by sources ■ 246 ESRS E1-5 37 Energy consumption and mix ■ 246 ESRS E1-5 40-43 Energy intensity associated with activities in high climate impact sectors ■ 246 ESRS E1-6 44 Gross Scope 1, 2, 3 and total GHG emissions ■ ■ ■ 245 ESRS E1-6 53-55 Gross GHG emissions intensity ■ ■ ■ 245 ESRS E1-7 56 GHG removals and carbon credits ■ 247 ESRS E1-9 66 Exposure of the benchmark portfolio to climate-related physical risks ■ Not relevant ESRS E1-9 66 (a) Disaggregation of monetary amounts by acute and chronic physical risk ■ Not relevant ESRS E1-9 66 (c) Location of significant assets at material physical risk ■ Not relevant ESRS E1-9 67 (c) Breakdown of the carrying value of its real estate assets by energy efficiency classes ■ Not relevant ESRS E1-9 69 Degree of exposure of the portfolio to climate-related opportunities ■ Not relevant ESRS E2-4 28 Amount of each pollutant listed in Annex II of the E-PRTR Regulation emitted to air, water and soil ■ 250 ESRS E3-1 9 Water and marine resources ■ 252 ESRS E3-1 13 Dedicated policy ■ Not relevant ESRS E3-1 14 Sustainable oceans and seas ■ Not relevant ESRS E3-4 28 (c) Total water recycled and reused ■ 253 ESRS E3-4 29 Total water consumption in m3 per net revenue on own operations ■ 253 ESRS 2 SBM 3 - E4 16 (a) i Biodiversity sensitive areas ■ 254 ESRS 2 SBM 3 - E4 16 (b) Land impacts ■ 254 ESRS 2 SBM 3 - E4 16 (c) Threatened species ■ 254 ESRS E4-2 24 (c) Sustainable oceans/seas practices or policies ■ Not relevant ESRS E4-2 24 (d) Policies to address deforestation ■ 232, 255 ESRS E5-5 37 (d) Non-recycled waste ■ 261 ESRS E5-5 39 Hazardous waste and radioactive waste ■ 261 ESRS 2 SBM3 - S1 14 (f) Risk of incidents of forced labour ■ 267 ESRS 2 SBM3 - S1 14 (g) Risk of incidents of child labour ■ 267 ESRS S1-1 20 Human rights policy commitments ■ 270 ESRS S1-1 21 Sustainability due diligence policies on issues addressed by the fundamental International Labour Organization Conventions 1 to 8 ■ 270, 271 ESRS S1-1 22 Processes and measures for preventing trafficking in human beings ■ 270 ESRS S1-1 23 Workplace accident prevention policy or management system ■ 270 ESRS S1-3 32 (c) Grievance/complaints handling mechanisms ■ 272 ESRS S1-14 88 (b), (c) Number of fatalities and number and rate of work-related accidents ■ 277 STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEX 298 Unilever Annual Report and Accounts 2024 Disclosure requirement Data point SFDR reference Pillar 3 reference Benchmark regulation reference EU Climate Law reference Page / relevance ESRS S1-14 88 (e) Number of days lost to injuries, accidents, fatalities or illness ■ ■ 277 ESRS S1-16 97 (a) Unadjusted gender pay gap ■ 277 ESRS S1-16 97 (b) Excessive CEO pay ratio ■ ■ 277 ESRS S1-17 103 (a) Incidents of discrimination ■ 278 ESRS S1-17 104 (a) Non-respect of UNGPs on Business and Human Rights and OECD guidelines ■ ■ 278 ESRS 2 SBM3 – S2 11 (b) Significant risk of child labour or forced labour in the value chain ■ 271 ESRS S2-1 17 Human rights policy commitments ■ 270 ESRS S2-1 18 Policies related to value chain workers ■ 270 ESRS S2-1 19 Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines ■ ■ 270, 271 ESRS S2-1 19 Sustainability due diligence policies on issues addressed by the fundamental International Labour Organization Conventions 1 to 8 ■ 271 ESRS S2-4 36 Human rights issues and incidents connected to its upstream and downstream value chain ■ 271 ESRS S3-1 16 Human rights policy commitments ■ 270 ESRS S3-1 17 Non-respect of UNGPs on Business and Human Rights, ILO principles or OECD guidelines ■ ■ 270 ESRS S3-4 36 Human rights issues and incidents ■ 282 ESRS S4-1 16 Policies related to consumers and end- users ■ 284 ESRS S4-1 17 Non-respect of UNGPs on Business and Human Rights and OECD guidelines ■ ■ 270 ESRS S4-4 35 Human rights issues and incidents ■ 284 ESRS G1-1 10 (b) United Nations Convention against Corruption ■ Not relevant ESRS G1-1 10 (d) Protection of whistleblowers ■ Not relevant ESRS G1-4 24 (a) Fines for violation of anti-corruption and anti-bribery laws ■ ■ 290 ESRS G1-4 24 (b) Standards of anti-corruption and anti- bribery ■ Not relevant STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SUSTAINABILITY STATEMENTS INDEX Unilever Annual Report and Accounts 2024 299 This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the financial condition, results of operations and businesses of the Unilever Group (the ‘Group’). All statements other than statements of historical fact are, or may deemed to be, forward-looking statements. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘seek’, ‘continue’, ‘projected’, ‘estimate’, ‘achieve’ or the negative of these terms, and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Group’s emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from those expressed in the forward-looking statements included in this document are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever’s supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects, including the proposed separation of our Ice Cream business; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Group operates. Also see ’Our Principal Risks’ on pages 51 to 61 for additional risks and further discussion. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. In preparing the sustainability and climate-related information in this document, Unilever has made a number of key judgements, estimations and assumptions. Sustainability and climate data, models and methodologies are often rapidly evolving and are not of the same accuracy as those available in the context of other financial information. There may also be challenges in relation to availability of sustainability and climate-related data and potential inconsistencies. This means that sustainability and climate-related forward-looking statements can be subject to more uncertainty than other types of statements and therefore our actual results and developments could differ from those expressed or implied in the sustainability and climate-related forward-looking statements in this document. This document also contains data on the Group’s Scope 1, 2 and 3 emissions. Some of this data is based on estimates, assumptions and uncertainties. Scope 1 and 2 emissions data relates to emissions from the Group’s own activities and supplied heat, power and cooling, and is generally easier for the Group to gather than Scope 3 emissions data. Scope 3 emissions relate to other organisations’ emissions and is therefore subject to a range of additional uncertainties, including that: data used to model lifecycle footprints is typically industry-standard data or estimates rather than relating to individual suppliers; and lifecycle models, such as the Group’s, cover many but not all products and markets. In addition, international standards and protocols relating to Scope 1, 2 and 3 emissions calculations and categorisations also continue to evolve, as do accepted norms regarding terminology, such as carbon neutral and net zero, which may affect the emissions data the Group reports. As Scope 3 emissions data improves, shifting over time from generic modelled data to more specific data, the data reported in this document is likely to evolve. We will continue to review and develop our approach to emissions data in line with evolving market approaches and standards. Throughout this report, we include non-GAAP financial measures to explain the performance of our business, including underlying sales growth, underlying volume growth, underlying price growth, non-underlying items, underlying operating profit, underlying operating margin, underlying earnings per share, underlying effective tax rate, constant underlying earnings per share, free cash flow, cash conversion, underlying return on assets, net debt and underlying return on invested capital. Such non-GAAP financial measures are defined in ’Additional financial disclosures’ and a reconciliation of these measures to their most directly comparable GAAP financial measures are included within ’Additional financial disclosures’. See pages 40 to 47. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam, and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2024. This document is not prepared in accordance with US GAAP and should not therefore be relied upon by readers as such. The Annual Report on Form 20-F 2024 is separately filed with the US Securities and Exchange Commission and is available on our corporate website: www.unilever.com. In addition, a printed copy of the Annual Report on Form 20-F 2024 is available, free of charge, upon request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom. This document comprises regulated information within the meaning of Sections 1:1 and 5:25c of the Act on Financial Supervision (‘Wet op het financieel toezicht (Wft)’) in the Netherlands. The brand names shown in this report are trademarks owned by or licensed to companies within the Group. References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the Unilever Annual Report and Accounts 2024. Cautionary Statement About this Annual Report Unilever Annual Report and Accounts 2024 This document is made up of the Strategic Report, the Governance Report, the Financial Statements and Notes, the Additional Information for US Listing Purposes and the Sustainability Statement. The Unilever Group consists of Unilever PLC (PLC) together with the companies it controls. The terms ‘Unilever’, the 'Company', the ‘Group’, ‘we’, ‘our’ and ‘us’ refer to the Unilever Group. Our Strategic Report, pages 2 to 61, contains information about us, how we create value and how we run our business. It includes our strategy, business model, market outlook and key performance indicators, as well as our approach to sustainability and risk. The Strategic Report is only part of the Annual Report and Accounts 2024. The Strategic Report has been approved by the Board and signed on its behalf by Maria Varsellona – Chief Legal Officer and Group Secretary. Our Governance Report, pages 62 to 117, contains detailed corporate governance information, our Committee reports and how we remunerate our Directors. The Governance Report on pages 62 to 117 comprises our Directors’ Report and our Directors’ Remuneration Report, each of which has been approved by the PLC Board and signed on its behalf by Maria Varsellona – Chief Legal Officer and Group Secretary. Pages 2 to 35 and 38 to 61 of the Strategic Report together with the Governance Report and the Sustainability Statement serve as the Management Report for the purposes of Disclosure Guidance and Transparency Rule 4.1.8R. Our Financial Statements and Notes are on pages 119 to 199. Pages 1 to 211 and 223 to 300 constitute the Unilever Annual Report and Accounts 2024, which we may also refer to as ‘this Annual Report and Accounts’ throughout this document. Pages 212 to 221 are included as Additional Information for US Listing Purposes. Designed and produced by Unilever Communications. Printed at Pureprint Group, ISO 14001. FSC® certified and CarbonNeutral®. This document is printed on Revive 100% Recycled Silk. These papers have been exclusively supplied by Denmaur Independent Papers, which has offset the carbon produced by the production and delivery of them to the printer. These papers are 100% recycled and manufactured using de-inked post- consumer waste. All the pulp is bleached using an elemental chlorine free process (ECF). Printed in the UK by Pureprint, using its Pureprint® environmental printing technology. Vegetable inks were used throughout. Pureprint is a CarbonNeutral® company. Both the manufacturing mill and the printer are registered to the Environmental Management System ISO 14001 and are Forest Stewardship Council® (FSC®) chain-of-custody certified. If you have finished with this document and no longer wish to retain it, please pass it on to other interested readers or dispose of it in your recycled paper waste. Thank you.

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